                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 40-F

           [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended______                Commission File Number______

                             ----------------------

                             FNX MINING COMPANY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     ONTARIO                     1000, 1098                    NOT APPLICABLE
(PROVINCE OR OTHER     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 JURISDICTION OF        CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)
INCORPORATION OR
  ORGANIZATION)

                              55 UNIVERSITY AVENUE
                                    SUITE 700
                                TORONTO, ONTARIO
                                 M5J 2H7 CANADA
                                 (416) 628-5929
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                                111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8940
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)


                             ----------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act.


                                                        Name of Each Exchange
    Title of Each Class                                  on which Registered
---------------------------                             ----------------------
COMMON SHARES, NO PAR VALUE                                     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      NONE

For annual reports, indicate by check mark the information filed with this Form:

[  ]  Annual information form          [  ]  Audited annual financial statements

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

           Yes          82-                         No   X
               -----        -----                      -----

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

           Yes                                      No   X
               -----                                   -----

                    DOCUMENTS FILED UNDER COVER OF THIS FORM


1.       Annual Report to Shareholders for the six months ended December 31, 2001.
2.       Annual Report to Shareholders for the year ended December 31, 2002 (incorporated by reference to the Form 6-K filed on June 3, 2002).
3.       Annual Information Form for the year ended December 31, 2001, dated May 31, 2002.
4.       Annual Information Form for the year ended December 31, 2002, dated May 9, 2003.
5.       Audited Financial Statements for the six months ended December 31, 2001.
6.       Audited Financial Statements for the year ended December 31, 2002 and the six months ended December 31, 2001.
7.       Audited Financial Statements for the year ended June 30, 2001.
8.       Confirmation of Board Review of Change of Auditor, dated February 26, 2002.
9.       Unaudited Interim Financial Statements for the three months ended March 31, 2002.
10.      2002 Second Quarter Report for the three months ended June 30, 2002.
11.      2002 Third Quarter Report for the three months ended September 30, 2002.
12.      2003 First Quarter Report for the three months ended March 31, 2003.
13.      Management's  Discussion and Analysis for the six months ended December 31, 2001.
14.      Management's Discussion and Analysis for the three months ended September 30, 2002.
15.      Management's Discussion and Analysis for the year ended December 31, 2002.
16.      Management's Discussion and Analysis for the three months ended March 31, 2003.
17.      Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated May 13, 2002.
18.      Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated June 9, 2003.
19.      Preliminary  Short Form Prospectus, dated June 28, 2002.
20.      Final Short Form Prospectus, dated July 11, 2002.
21.      Letter from Former Auditor dated February 26, 2002.
22.      Letter from Successor Auditor dated February 26, 2002.
23.      Material Change Report, dated January 10, 2002.
24.      Material Change Report, dated February 28, 2002.
25.      Material Change Report, dated March 21, 2002.
26.      Material Change Report, dated May 15, 2002.
27.      Material Change Report, dated June 11, 2002.
28.      Material Change Report, dated June 21, 2002.
29.      Material Change Report, dated June 21, 2002.
30.      Material Change Report, dated June 27, 2002.
31.      Material Change Report, dated July 18, 2002.
32.      Material Change Report, dated September 18, 2002.
33.      Notice of Change of Auditor, dated February 26, 2002.
34.      Press Release, dated January 11, 2002, concerning the effective date of the Inco Option to Purchase Agreement.
35.      Press Release, dated January 11, 2002, concerning Dundee Wealth Management Inc.'s acquisition of 1,250,000 flow-through common shares.
36.      Press Release, dated February 27, 2002, concerning the signing of the Sudbury Joint Venture Agreement.
37.      Press Release, dated March 21, 2002, concerning the commencement of a 400,000 foot diamond drill program by the
         Fort Knox-Dynatec Sudbury Basin Joint Venture.
38.      Press Release, dated April 11, 2002, concerning the appointment of Dr. James M. Patterson as the Company's
         Vice President Exploration.
39.      Press Release, dated April 29, 2002, concerning the operation of nine drill rigs on the Sudbury Basin
         Joint Venture properties.
40.      Press Release, dated May 15, 2002, concerning the discovery of nickel mineralization by the Fort Knox-Dynatec
         Sudbury Joint Venture.
41.      Press Release, dated May 24, 2002, concerning the proposed name change.
42.      Press Release, dated May 24, 2002, concerning the commencement of a detailed airborne geophysical survey.
43.      Press Release, dated June 11, 2002, concerning the discovery of a high grade mineralized zone on the
         Victoria Property.
44.      Press Release, dated June 12, 2002, concerning the appointment of David W. Constable as Vice President
         Investor Relations and Corporate Affairs.

45.      Press Release, dated June 13, 2002, concerning the intersection of high-grade mineralization at the
         Norman North 2000 Zone.
46.      Press Release, dated June 20, 2002, concerning the announcement of the name change.
47.      Press Release, dated June 26, 2002, concerning the announcement of a Cdn$25 million bought deal financing and Cdn$6 million flow-through financing.
48.      Press Release, dated July 18, 2002, concerning the successful completion of a Cdn$31 million financing.
49.      Press Release dated, July 18, 2002, concerning the acquisition of 1,100,000 common shares by Dundee Wealth
         Management Inc.
50.      Press Release, dated July 25, 2002, concerning the opening of the McCreedy West Portal and the signing of a collective bargaining agreement with the United Steelworkers of America.
51.      Press Release, dated August 6, 2002, concerning the expansion of the open pit potential and the extension of the high grade zone at Victoria.
52.      Press Release, dated August 27, 2002, concerning the reporting of Second Quarter Results.
53.      Press Release, dated September 9, 2002, concerning the intersection of high-grade mineralization at the
         PM Zone and the extension of the Inter Main Zone at McCreedy West.
54.      Press Release, dated September 18, 2002, concerning the intersection of Cu-Ni-Pt-Pd-Au Mineralization at the
         Norman property.
55.      Press Release, dated October 9, 2002, concerning the extension of the Norman North Down Plunge.
56.      Press Release, dated November 18, 2002, concerning the commencement of a Cdn$5.4 million underground exploration program at McCreedy West.
57.      Press Release, dated November 21, 2002, concerning the discovery of the "Powerline" deposit at Victoria.
58.      Press Release, dated November 27, 2002, concerning the expansion of the Norman 2000 deposit.
59.      Press Release, dated December 17, 2002, concerning the extension of the Inter Main Deposit and the first results from underground drilling at McCreedy West.
60.      Press Release, dated January 17, 2003, concerning the best intersection to date on the Norman Property.
61.      Press Release, dated February 24, 2003, concerning the announcement of resource estimates of 1.74 million tons for five of the seven known deposits at the McCreedy West Mine.
62.      Press Release, dated March 11, 2003, concerning drilling updates on nickel-rich contact deposits at McCreedy West.
63.      Press Release, dated May 14, 2003, concerning the initiation of Phase 1 mining at the McCreedy West Mine.
64.      Press Release, dated May 29, 2003, concerning the results from the ongoing, underground drill program on the
         McCreedy West Inter Main Deposit.
65.      Technical Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario, dated
         March 5, 2003.

Document 1.  Annual Report to Shareholders for the six months ended
             December 31, 2001.

                                                              2001 ANNUAL REPORT
                                      FOR THE SIX MONTHS ENDED DECEMBER 31, 2001

FORT KNOX GOLD RESOURCES INC.

[MAP]

                                                             AGGRESSIVE EXPLORER
                                                            ...EMERGING PRODUCER

FORT KNOX GOLD RESOURCES INC.
2001 HIGHLIGHTS AND ACHIEVEMENTS


o Optioned five Sudbury area Ni-Cu-PGM-Au properties from Inco Limited containing known mineralized zones and existing surface and underground infrastructure.

o Formed the Sudbury Basin Joint Venture between Fort Knox Gold Resources Inc. (75%) and Dynatec Corporation (25%) to explore, develop and mine the optioned properties.

o Successfully completed a financing for proceeds of $8.0 million to fund its share of the first stage of exploration on the Sudbury properties.

o In March, aggressively began the initial $14.0 million exploration program (400,000' of drilling); expected to be completed by May 2003.

[GRAPH]

                  TABLE OF CONTENTS

         1        President's Report

         2        Our Sudbury Interests
                  - Geological Setting
                  - Joint Venture Properties

         5        Management Discussion
                  and Analysis

         7        Auditors' Report

         8        Financial Statements

         16       Corporate Information



                  ANNUAL GENERAL MEETING

         The Annual General and Special Shareholders' Meeting of Fort Knox Gold Resources Inc. will be held on Thursday, June 13, 2002 at 4:30 pm (Toronto Time) at the TSE Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2.

PRESIDENT'S REPORT TO SHAREHOLDERS


         TO THE SHAREHOLDERS,
         At our last Annual General Meeting, I reported that your Company had signed a Letter of Intent with Inco Limited to acquire a 100% interest in five Sudbury Basin properties. I also stated that your Company planned to form a joint venture with Dynatec Corporation to explore, develop and mine the Sudbury properties. In addition, I informed you of our plan to complete a financing to raise not less than $7 million to fund our share of initial expenditures on the Sudbury properties.
         I am very pleased to report that your Company has accomplished all of these objectives. We executed a definitive Option to Purchase Agreement with Inco and signed the Sudbury Basin Exploration and Mining Joint Venture Agreement with Dynatec; both agreements are effective January 10, 2002. In addition, we completed an $8 million financing on January 10, 2002 to fund the Company's share of initial expenditures on the Sudbury properties.
         These accomplishments represent significant achievements for your Company and create the opportunity for it to evolve from a junior exploration company to a mining producer.
         Your Company plans to focus primarily on the Sudbury properties. The Company will conduct a $14 million exploration and development program on the properties over the next twelve months. The planned 400,000-foot diamond drill program will be one of the largest drill programs conducted in North America over the past several decades. In order to deal with this tremendous increase in activity, the Company has opened a Sudbury exploration office and hired sixteen professional and technical personnel. In addition, new senior management personnel are being hired to lead your Company during this exciting period of growth and expansion.
         The Sudbury properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are currently inactive and considered non-core to Inco's Sudbury operations, but offer your Company excellent exposure in the world's largest sulphide nickel camp and the third most important PGE environment. Your management believes that these advanced exploration properties have potential for near term production and the discovery of new copper-nickel-platinum-palladium-gold deposits.
         The Company's Annual General and Special meeting is scheduled to be held on Thursday, June 13, 2002 at the Toronto Stock Exchange Conference Centre. At that meeting, in addition to considering the usual matters consisting of the election of directors and the appointment of auditors, shareholders will be asked to vote on a name change to FNX Mining Company Inc. Management believes that the proposed name will better reflect the Company's objective of becoming a copper-nickel-precious metal producer.
         In addition to completing the formal business of the meeting, there will be a detailed presentation on the status of our Sudbury Basin Properties and an opportunity to meet some of the Company's new senior staff.
         Included in this report are the audited financial statements for the fiscal year ending December 31, 2001, which, due to the change in our year end, cover the period from June 30 to December 31, 2001. Also mailed to you at the same time is the interim report for the fiscal quarter ended March 31, 2002.

         On behalf of the Board,



         A. T. MACGIBBON
         PRESIDENT AND C.E.O.
         Toronto, Ontario

         May 7, 2002

OUR SUDBURY INTERESTS

GEOLOGICAL SETTING
         All five of the project areas lie within the confines of the Sudbury Structure which straddles the boundary between the Archean Superior Province to the north and the Early Proterozoic Southern Province. The northern limit of the Late Proterozoic Grenville Province lies some 10 km south of the Sudbury Structure.

THE SUDBURY STRUCTURE
         Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by what is interpreted to be the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the Sudbury Igneous Complex (SIC), and formation of the well known and economically important Ni-Cu-PGM deposits. Research suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

MINERAL DEPOSITS OF THE SUDBURY BASIN
PRODUCTION

         The orebodies associated with the Sudbury Structure constitute the largest known concentration of Ni-Cu sulphides in the world. Some 100 mines have been established in Sudbury since the late 1800s and total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and
8.4 million tonnes of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium and ruthenium.
         The vast bulk of sulphides in the Sudbury ores consist essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu, Ni, Co, PGM-bearing minerals and gold.
         Three main types of ore deposits are recognized: Contact, Footwall and Offset Dyke.

CONTACT DEPOSITS
         The Contact Deposits occur along the lower contact of the SIC in areas where sublayer is preserved in embayments in the footwall contact. The embayments are the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.
         Contact deposits on the South Range have little interaction with the footwall rocks. The footwall contact is generally sharp and inclusions of footwall material in the sublayer are minor; most of the inclusions are xenolithic. On the North Range the contact deposits commonly penetrate into the brecciated granitic footwall forming a granite breccia type ore below the sublayer. Copper and precious metals tend to concentrate in the granite breccia type ore.
         All the properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

FOOTWALL DEPOSITS
         Footwall Deposits are offshoots of contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. There is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs in the Footwall Deposits. These observations can be applied to exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possibility of the presence of a high Cu high PGM footwall deposit in adjacent footwall breccia.
         Footwall deposits occur on the North Range in the McCreedy West and Levack properties.


"...THE FOOTWALL ENVIRONMENT OF THE WESTERN HALF OF THE LEVACK
EMBAYMENT OFFERS EXCELLENT POTENTIAL IN, WHAT CAN BE BEST
DESCRIBED AS, AN "UNDER-EXPLORED" HIGH PRIORITY TARGET."


 OFFSET-DYKE DEPOSITS
         The Offset-dyke Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of cores of inclusion bearing sulphide ore surrounded by quartz diorite with variable sulphide dissemination and confined within the width of the offset, which is commonly less than 100 m. Exceptions do occur however, as the Frood-Stobie concentric offset is unique in that nearly all of the quartz diorite contains sufficient sulphide to form ore. In this case, sulphide content increases downwards grading into massive sulphide which continues several thousand feet below the level at which the quartz diorite pinches out.

         Offset-type mineralization occurs on the Norman and Victoria project areas.

JOINT VENTURE PROPERTIES
         The five mineral properties optioned by Fort Knox and now transferred to the Sudbury Basin Joint Venture contain an assemblage of remnants and extensions of previously mined deposits, five near-term production targets and twelve advanced exploration targets. In addition, the footwall environment of the western half of the Levack Embayment offers excellent potential in, what can be best described as, an "under-explored" high priority target.

MCCREEDY WEST/LEVACK PROPERTIES

         These two properties, located 34 km (20 miles) NW of Sudbury and comprising 654 hectares (1,615 acres), combine to form the western half of the prolific Levack Embayment which hosts 16 former and current producers.
         The McCreedy West Mine produced 15.8 million tons grading 1.7% Cu, 1.44% Ni, and 1.33 g/t TPM (Total Precious Metals which include Pt + Pd + Au). The Mine is accessible via a -20% grade decline, measuring 20 ft by 16 ft., to the 1600 ft. Level and with level development spaced at 150 ft intervals. The 1600 L connects to the Levack mine.
         The Levack Mine produced 60.5 million tons grading 1.31% Cu, 2.0% Ni, and 1.5 g/t TPM. The 4,050 ft. deep Levack #2 shaft is accessible to the 3600 ft. Level.
         A combination of surface and underground infrastructure is available at both mines, with extensive underground workings available to assist future mining activity.
         The work program, budgeted at $7.9 million, will include:
         o     rehabilitation of the underground workings,
         o     assessment of the viability of five near-term production targets,
         o     fast track production where warranted, and
         o detailed evaluation and diamond drilling (from both surface and underground) on six advanced exploration targets.

NORTH RANGE FOOTWALL PROJECT
         Located geographically within the McCreedy West/Levack properties, this project is aimed at assessing the potential of the Footwall to host significant Cu, Ni, TPM deposits similar to those mined in the eastern half of the Levack Embayment. As noted above, the Cu, Ni, TPM-rich footwall deposits are thought to have migrated from Cu-Ni deposits at the base of the SIC. One of the anomalies in the Levack Embayment is the relative paucity of TPM-rich footwall deposits in the western half of the Embayment when compared with the eastern half. This is probably due more to being under-explored rather than the absence of such deposits. The very limited and shallow drilling which has taken place in the western half has identified favourable zones of Sudbury Breccia with Cu, TPM mineralization.
         The exploration of this important target, budgeted at $2.1 million, will include deep diamond drilling from surface followed by borehole UTEM surveys.


"THE DIAMOND DRILLING CONTRACT (A MINIMUM OF 250,000 FT)
HAS BEEN AWARDED... AND NINE RIGS ARE CURRENTLY DRILLING."


NORMAN PROPERTY
         This 450 hectare (1,111 acre) property is located on the NE corner of the Sudbury Basin and some 32 km (20 miles) NNE of Sudbury. The former Whistle Mine, which produced 5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.4 g/t TPM, is located on the southern part of the property. Though the primary exploration target is the mineralization within the Offset Dyke and which strikes NE from the Whistle Mine, several kilometers of SIC contact will also be tested.

VICTORIA PROPERTY
         Located 30 km (19 miles) SW of Sudbury, the 519 hectare (1,283 acre) Victoria Property has produced 1.5 million tons grading 2.3% Cu, 1.6% Ni and 2 g/t TPM. The property is located on the contact of the Worthington Offset Dyke with the SIC and is some 6 km NE of Inco's new Totten deposit. The exploration program, budgeted at $2.4 million, will target both offset-dyke type and contact-type mineralization and will investigate depth extensions of known mineralization as well as the open pit potential of known shallow zones.

KIRKWOOD PROPERTY
         This property is located 11 km (7 miles) NE of Sudbury and comprises 191 hectares (473 acres). Production from this property amounted to 2.7 million tons grading 1.0% Cu and 0.9% Ni. The targets are located below the 2000 ft level and the exploration program will comprise an evaluation of the existing data in order to assess the potential of the property. No drilling is proposed pending this review.

CURRENT EXPLORATION ACTIVITY
         Following the signing of all agreements and the completion of the $8 million financing, your Company quickly established office and warehouse space in Sudbury. A staff of 16, comprising geologists, geophysicists, technicians and support staff, is now in full operation. A core logging and sampling facility is operating in the adjacent warehouse. The diamond drilling contract (a minimum of 250,000 ft) has been awarded to two drilling companies and nine rigs are currently drilling. Our office is fully equipped with the software and hardware necessary to support an aggressive modern mineral exploration program.
         At present, two rigs are drilling at McCreedy West, two at the adjacent Levack Property, two at Norman, two at Victoria and one rig is drilling on the North Range Footwall target. The first objective is to verify the historical results achieved by Inco and then to aggressively pursue the near-term production targets at McCreedy West and Levack as identified in the Technical Report of November 2001. Initial drilling of the advanced exploration targets on all properties, with the exception of Kirkwood, is underway.
         An important component of our program is the use of borehole geophysics, especially the well tried and proven borehole UTEM system. Upon completion of drilling, holes will be surveyed in order to determine if geophysical conductors are in proximity to the hole. This tool has been very successful in the Sudbury Camp.
         Our Joint Venture partners, Dynatec Corporation are proceeding with assembling the required permits and agreements to allow access to the underground workings at McCreedy West. These workings were closed in 1999. It is anticipated that the workings can be accessed, made safe and rehabilitated to the required standards to permit drilling from underground later this year.


MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL OVERVIEW
         This management discussion and analysis covers the six month period to December 31, 2001 and focuses on the financial situation and activities of Fort Knox Gold Resources Inc. for that period. The six month reporting period adjusts the corporate fiscal year end from June 30th to December 31st, more in line with the year end of most Canadian corporations.

RESULTS FROM OPERATIONS
         Fort Knox incurred a net loss of $336,675 this reporting period compared with a loss of $272,183 in the previous year. Other than $19,668 in interest income and a one time gain of $157,425 on investments, the Company had no revenues. The Company would not expect operating revenues until it achieves commercial production from one of its mineral properties and there is no guarantee the Company will achieve such production status. Six month expenses rose to $513,768 from $300,960 in the previous year, primarily as a result of higher mineral exploration property write down provisions.

FINANCIAL POSITION
         Cash at year end stood at $1,036,048 down from $1,329,070 on June 30th. Subsequent to year end an additional 8,000,000 shares were issued in a financing for proceeds to the Company of $8.0 million and 3,006,324 shares were issued to Inco Limited pursuant to the option agreement discussed below. After completion of the financing and issuance of shares to Inco, the Company had 24,361,790 common shares outstanding. To meet further exploration commitments and to develop economically viable deposits, the Company anticipates that it will require additional funds, which could be raised from operations, debt and/or equity financing.

COMPANY ACTIVITIES AND OUTLOOK
         The Company's main activity is exploration for copper, nickel, platinum, palladium and gold metals on five Sudbury, Ontario properties optioned from Inco Limited after year end. The Inco Agreement was made effective January 10, 2002 and under its terms the Company can earn a 100% interest in the five properties by spending $30.0 million over a 52 month period. The Company committed to incur expenditures of $14.0 million in the first 16 months of the agreement. Under the Inco Agreement, Inco has the right to process ore produced from any of the properties. Subsequent to signing the Inco Agreement, the Company and Dynatec Corporation entered into the Sudbury Basin Exploration and Mining Joint Venture Agreement, which was also made effective on January 10, 2002. Under the terms of the joint venture agreement, the Company agreed to assign 25% of its rights and interests acquired in the five properties under the Inco Agreement to the joint venture and Dynatec agreed to fund $7.0 million of the initial $14.0 million in joint venture expenditures on the properties. Thereafter, to maintain their respective joint venture interests; Fort Knox at 75% and Dynatec at 25%, both parties must fund future expenditures pro rata. The Company will conduct all exploration on the joint venture properties and Dynatec will provide mining services to the joint venture. Fort Knox and Dynatec intend to aggressively explore, develop and, if warranted, mine the optioned properties and will spend $14.0 million on the properties by May 10, 2003. The existing surface and underground infrastructures on the properties will enhance the economics of the properties and it is anticipated that any orebodies that warrant exploitation can be quickly and inexpensively brought to production.

RISK FACTORS
         All exploration activity has high inherent risks associated with it. Though all of the five optioned properties are former producers, there is no guarantee that any mineral deposits identified will be mineable.
         In addition to discovery risks, there is also commodity price risk associated with exploring for metals and other risks identified in the Company's Annual Information Form dated December 21, 2001. The metals sought are nickel, copper, platinum, palladium, gold and cobalt in a sulphide mix of pyrrhotite, chalcopyrite and pentlandite. Most of these metals have industrial applications, although platinum and also gold are in demand for jewellery. Generally, the prices of these metals rise as the general economic activity levels increase. The world appears at this time to be in the early stages of a recovery from the short recession of 2000-2001. As a result we have seen nickel prices rise to US$3.20 per pound accompanied by low inventories, copper recovered somewhat to US$0.73 per pound, platinum has remained strong at US$555 per ounce and palladium appears to be steady at the $370 per ounce range. Gold has shown signs of a sustained price rally recently moving above US$300 per ounce, while cobalt oversupply has pushed prices down to the US$6-7 per pound range. There is no assurance that metal prices will be at a level sufficient to sustain production from any future discovery made by Fort Knox.


MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING

         The consolidated financial statements, the notes thereto and other financial information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.
         Management is also responsible for the maintenance of financial and operating systems, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced. The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.
         The Audit Committee of the Board of Directors meets periodically with Management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to approval of the financial statements.





         A. T. MACGIBBON
         PRESIDENT AND CHIEF OPERATING OFFICER
         May 7, 2002


AUDITORS' REPORT


TO THE SHAREHOLDERS OF
FORT KNOX GOLD RESOURCES INC.

         We have audited the balance sheet of Fort Knox Gold Resources Inc. as at December 31, 2001 and the statements of loss and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
         We conducted our audit in accordance with Canadian generally accepted auditing standards.
Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
         In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.
         The financial statements of Fort Knox Gold Resources Inc. as at June 30, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 31, 2001.




         CHARTERED ACCOUNTANTS

         TORONTO, ONTARIO
         FEBRUARY 28, 2002




FORT KNOX GOLD RESOURCES INC.
BALANCE SHEETS
AS AT DECEMBER 31, 2001 AND JUNE 30, 2001
(IN CANADIAN DOLLARS)


                                                                 DECEMBER 31                  JUNE 30
                                                                        2001                     2001
ASSETS

CURRENT ASSETS
Cash                                                             $ 1,036,048              $ 1,329,070
Accounts receivable                                                   32,830                   31,827
Marketable securities                                                  2,750                   76,776
Prepaid expenses and deferred costs                                   96,555                      382

                                                                 DECEMBER 31                  JUNE 30
                                                                        2001                     2001
                                                                   1,168,183                1,438,055
CAPITAL ASSETS (Note 2)                                                4,878                    3,680
MINERAL EXPLORATION
         PROPERTIES (Note 3)                                       5,469,722                5,436,204

                                                                 $ 6,642,783              $ 6,877,939

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                         $   169,178              $    76,659

SHAREHOLDERS' EQUITY

SPECIAL WARRANTS (Note 4)                                          1,320,000                1,320,000

CAPITAL STOCK (Note 4)                                            11,119,652               11,110,652

DEFICIT
                                                                  (5,966,047)              (5,629,372)

                                                                   6,473,605                6,801,280

                                                                 $ 6,642,783              $ 6,877,939



SIGNED ON BEHALF OF THE BOARD



A. T. MACGIBBON            R. D. CUDNEY
Director                   Director


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF LOSS
SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001 (IN CANADIAN DOLLARS)

                                                               DECEMBER 31                    JUNE 30
                                                                      2001                       2001
                                                                                             (NOTE 9)
REVENUE
Interest income                                                  $    19,668              $    28,777

EXPENSES
Administration                                                       187,568                  161,794
Prospecting                                                           53,312                   59,165
Amortization                                                             799                    1,373
Mineral exploration
     properties written off                                          272,089                   78,628

                                                                     513,768                    0,960

OPERATING LOSS                                                      (494,100)                (272,183)
OTHER INCOME
Gain on sale of marketable
         securities                                                  157,425                        -

NET LOSS FOR THE PERIOD                                             (336,675)                (272,183)
DEFICIT - BEGINNING OF PERIOD                                     (5,629,372)              (5,226,518)

                                                                  (5,966,047)              (5,498,701)
Less: Financing charges                                                    -                 (130,671)

DEFICIT - END OF PERIOD                                          $(5,966,047)             $(5,629,372)

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF CASH FLOWS
SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001 (IN CANADIAN DOLLARS)

                                                               DECEMBER 31                    JUNE 30
                                                                      2001                       2001
                                                                                             (NOTE 9)
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                                        $  (336,675)               $  (272,183)
Items not involving cash -
       Amortization                                                    799                      1,373
       Gain on sale of marketable securities                      (157,425)                         -
       Write-off of mineral exploration properties                 272,089                     78,628

                                                                  (221,212)                  (192,182)
Net change in non-cash working capital -
       Accounts receivable                                          (1,003)                    (7,290)
       Prepaid expenses                                            (96,173)                         -
Accounts payable and accrued liabilities                            92,519                     47,787
                                                                  (225,869)                  (151,685)

INVESTING ACTIVITIES
Purchase of capital assets                                          (1,998)                    (4,329)
Mineral properties
       Exploration expenditures                                   (276,607)                  (366,336)
       Acquisition costs                                            (20,000)                 (134,707)
       Option payments received                                          -                     19,625
Purchase of marketable securities                                        -                     (4,625)
Proceeds on sale of marketable securities                          231,452                          -

                                                                   (67,153)                  (490,372)
FINANCING ACTIVITIES
Common shares issued                                                     -                    167,425
Special warrants issued                                                  -                  1,320,000
Financing costs                                                          -                   (130,671)
                                                                         -                  1,356,754

NET CHANGE IN CASH DURING THE PERIOD                              (293,022)                   714,697
CASH - BEGINNING OF PERIOD                                       1,329,070                    614,373
CASH - END OF PERIOD                                            $1,036,048                 $1,329,070

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001 (in Canadian dollars)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      MARKETABLE SECURITIES
         Marketable securities are carried at the lower of cost or quoted market value.

         (B)      MINERAL EXPLORATION PROPERTIES
         Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties once a property is placed into production. The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value and charged to operations.
         The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

         (C)      CAPITAL ASSETS
         Capital assets are recorded at cost less accumulated amortization. Amortization of computer equipment is calculated using the declining balance method at the annual rate of 30%.

         (D)      INCOME TAXES
         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets also result from the carry-forward of unused tax losses and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, to reflect the estimated realizable amount.

         (E)      FLOW-THROUGH SHARES
         The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income taxes are increased by the estimated income tax benefits renounced by the Company to the subscribers except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

         (F)      USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Significant estimates and assumptions relating to the recoverability of mineral properties and deferred exploration costs are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.


2. CAPITAL ASSETS

                                              DECEMBER 31, 2001                          JUNE 30, 2001

                                                    ACCUMULATED
                                        COST       AMORTIZATION                  NET               NET

Computer equipment                    $ 5,677            $  799             $  4,878          $  3,680


3.       MINERAL EXPLORATION PROPERTIES

                                                          DECEMBER 31                            JUNE 30
                                                                 2001                               2001
ALASKA, USA
Nickolai (A)                                             $  2,675,184                      $   2,638,274
Gunsite (B)                                                   206,763                            166,564
Other                                                               -                                300
                                                            2,881,947                          2,805,138
MANITOBA/SASKATCHEWAN
McBratney Lake (C)                                            279,110                            201,652
Grassberry                                                         -                             104,226
Watts River                                                         -                            145,792

                                                              279,110                            451,670

ONTARIO
Larder Lake (D)                                             1,122,122                          1,122,122
Fawcett Township (E)                                          950,857                            950,857
Sudbury Basin (F)                                             232,248                             85,546
Other                                                           3,438                              2,556
Dog River                                                           -                             18,315

                                                            2,308,665                          2,179,396

                                                         $  5,469,722                      $   5,436,204

         (A)      NIKOLAI PROPERTIES
         The Nikolai Properties (platinum-palladium-nickel), which are located in south central Alaska, consist of three separate claim groups (Fish Lake, Ice and Canwell) totalling 827 state mining claims. The Nikolai Properties were formerly held through an option joint venture agreement between the Company and Inco Limited ("Inco"). The Company presently owns a 100% interest in the properties, subject to a two percent net smelter royalty payable to Inco.
         The Company entered into an option agreement dated October 31, 2001 with Nevada Star Resource Corp. ("Nevada Star") whereby Nevada Star can acquire a 60% interest in the Canwell claim group, which consists of 44 state mining claims, by spending US$600,000 and issuing 200,000 Nevada Star common shares to Fort Knox over a four-year period. Nevada Star has committed to spend a minimum of US$100,000 and to complete at least 1000 feet of drilling during the first year of the agreement. Once Nevada Star earns a 60% interest in the property, the companies will form a joint venture and will fund all future expenditures in proportion to their joint venture interests. Nevada Star will be the operator and conduct all exploration activities on the property.

         (B)      GUNSITE PROPERTY
         The Company owns a 100 per cent interest in the Gunsite Property (copper-gold porphyry) which consists of approximately 7,720 acres located approximately 150 kilometres north of Anchorage, Alaska.

         (C)      MCBRATNEY LAKE PROPERTY
         In September 2000, the Company entered into an option to purchase agreement with Hudson Bay Exploration and Development Co. Ltd. ("HBED") to acquire the McBratney Lake Property (platinum-palladium). The McBratney Lake Property, which comprises 3 mining claims totalling 998 hectares, is located 7 kilometres east of Flin Flon, Manitoba.
         The option agreement granted the Company the right to acquire a 100% interest in the McBratney Lake property by spending $1,050,000 on exploration, paying HBED $120,000 in cash and issuing HBED 410,000 Fort Knox common shares over a five-year period. The property is subject to a 2.5% net smelter royalty ("NSR") payable to HBED.
         The Company renewed its option on the McBratney Lake property past the first anniversary and into the second year. The Company completed all of the first year requirements including a cash payment of $20,000 and the issuance of 10,000 Fort Knox common shares to HBED for deemed consideration of $9,000 and incurring exploration expenditures in excess of $150,000.

         (D)      LARDER LAKE PROPERTY
         The Company has a 25% direct interest in the Larder Lake Property
(gold) in joint venture with NFX Gold Inc. The Larder Lake Property covers about 8 kilometre of strike length of the Larder Lake Break, which is located near Kirkland Lake. The Company and NFX Gold Inc. plan to hold the property on a care and maintenance basis until there is an improvement in the price of gold.

         (E)      FAWCETT TOWNSHIP PROPERTY
         The Fawcett Township (copper-nickel) property is located approximately half way between Sudbury and Timmins and 6 kilometres east of the village of Shining Tree, Ontario. The property consists of 69 unpatented mining claims in Fawcett, Ogilvie and North Williams Townships. The claims are 100% owned by the Company and are subject to a 0.5% NSR on 17 claims and 1% NSR on 31 claims. The property is currently inactive and no work is planned for the property during 2002.

         (F)      SUDBURY BASIN
                  On November 29, 2001 the Company entered into an Option to Purchase Agreement to acquire a 100% interest in five Sudbury Basin former producing mines (Note 6).

4.       CAPITAL STOCK

         (A)      AUTHORIZED -
                  Unlimited common shares

         (B)      ISSUED -


                                                            NUMBER OF
                                                               COMMON
                                                               SHARES                      CONSIDERATION
Balance - June 30, 2000                                    12,802,966                       $ 10,943,227


    Issued on exercise of stock options                        20,000                              8,000
    Issued for cash under flow-through share offering         500,000                            150,000
    Issued for property option payment                         22,500                              9,425

Balance - June 30, 2001                                    13,345,466                         11,110,652
    Issued for property option payment                         10,000                              9,000

Balance - December 31, 2001                                13,355,466                       $ 11,119,652


Subsequent to December 31, 2001, the Company issued the following shares to Inco under the terms of the Option Agreement (NOTE 6(A)) and issued additional shares under the related private placement (NOTE 7).


                                                            NUMBER OF
                                                               COMMON
                                                               SHARES                      CONSIDERATION
Shares issued to Inco under the
    Option Agreement                                        3,006,324                       $  3,006,324
Shares issued under the private placement                   8,000,000                          8,000,000


                                                           11,006,324                       $ 11,006,324

Total shares issued and outstanding subsequent
     to the above-noted transactions                       24,361,790

         (C)      SPECIAL WARRANTS
         In May 2001, the Company issued 3,300,000 warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of (i) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which purchasers of the special warrants are resident and (ii) May 10, 2002.
         Subsequent to December 31, 2001, the Company issued the following warrants to Inco under the terms of the Option Agreement (Note 6(a)) and issued additional warrants under the related private placement (Note 7).


                                                             NUMBER OF
                                                              WARRANTS

Warrants issued to Inco under the Option Agreement             496,879
Warrants issued under the private placement                  2,000,000
                                                             2,496,879

         These warrants are exercisable at $1.25 and expire on January 10, 2003.


         (D)      BROKERS WARRANTS
         On May 10, 2001 the Company issued, as part of the compensation payable in connection with the financing described in Note 4(c), brokers warrants to acquire 198,000 common shares at $0.40 each. These warrants expire on May 10, 2003. Subsequent to December 31, 2001, as part of the compensation payable in connection with the private placement described in Note 7, the Company issued brokers warrants to acquire 480,000 common shares at $1.00 each. These warrants expire on July 10, 2003.

5.       STOCK OPTIONS

         The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing on-going services to the Company to acquire up to 20% of the number of issued and outstanding common shares of the Corporation to a maximum 3,331,093. These options are exercisable at the market price of the common shares at the time they are granted. The number of Common Shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The following table reflects the continuity of options granted under the Plan for the six-month period ended December 31, 2001.

                              BALANCE                                                          BALANCE
                              EXERCISE         JUNE 30     OPTIONS     OPTIONS    OPTIONS      DECEMBER 31
EXPIRY DATE                   PRICE         2001           GRANTED     EXERCISED EXPIRED       2001
September 17, 2001            $ 1.00           40,000      -           -          40,000         -
November 15, 2004             0.40             1,020,000   -           -          -            1,020,000
May 3, 2006                   0.50             660,000     -           -          -            660,000
May 3, 2006                   1.00             470,000     -           -          -            470,000
May 29, 2006                  1.00             150,000     -           -          -            150,000
June 12, 2006                 1.10             100,000     -           -          -            100,000
November 8, 2006              1.00             -           100,000     -          -            100,000
November 13, 2006             1.00             -           300,000     -          -            300,000

                                               2,440,000   400,000     -          40,000       2,800,000

The following table reflects the continuity of options granted under the Plan for the year ended June 30, 2001.

                                               BALANCE                                         BALANCE
                              EXERCISE         JUNE 30     OPTIONS     OPTIONS    OPTIONS      JUNE 30
EXPIRY DATE                   PRICE            2000        GRANTED     EXERCISED EXPIRED       2001
September 17, 2001            $ 1.00           40,000      -           -          -            40,000
November 15, 2004             0.40             1,040,000   -           20,000     -            1,020,000
May 3, 2006                   0.50             -           660,000     -          -            660,000

                                               BALANCE                                         BALANCE
                              EXERCISE         JUNE 30     OPTIONS     OPTIONS    OPTIONS      JUNE 30
EXPIRY DATE                   PRICE            2000        GRANTED     EXERCISED EXPIRED       2001
May 3, 2006                   1.00             -           470,000     -          -            470,000
May 29, 2006                  1.00             -           150,000     -          -            150,000
June 12, 2006                 1.10             -           100,000     -          -            100,000

                                               1,080,000   1,380,000   20,000     -            2,440,000

 6. SIGNIFICANT EVENTS

         (A)      INCO OPTION TO PURCHASE AGREEMENT
         On November 29, 2001 the Company entered into an Option to Purchase Agreement (the "Option Agreement") with Inco Limited ("Inco") that grants Fort Knox an option to acquire from Inco a 100% interest in five Sudbury Basin former producing mines: Victoria, McCreedy West, Levack, Norman and Kirkwood mines (the "Properties"), and to access and use such parts of the surface rights and outside facilities as will be necessary to permit exploration, development and mining operations to be conducted on the Properties.
         Fort Knox is required to incur expenditures totalling $30 million on the Properties over a 52-month period (the "Option Period") of which $14 million is committed to be spent within 16 months.
         In consideration, Fort Knox is required to issue to Inco 3,006,324 common shares for deemed consideration of $3,006,324 and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. These shares and share purchase warrants, when combined with the number of common shares and warrants already held by Inco, directly or indirectly, would give Inco a total holding in Fort Knox of 19.9% of the total number of issued and outstanding common shares and share purchase warrants. These shares and share purchase warrants were issued to Inco on January 10, 2002.
         The Option Agreement also provides, that if Fort Knox discovers a new deposit on any of the Properties that contains mineral resources in value of at least 600 million pounds of nickel, or nickel equivalent, during the Option Period, Inco has the right to retain a 51% interest in the new deposit by spending an amount equal to 200% of Fort Knox's aggregate previous expenditures on the new deposit.

         After Fort Knox has exercised the Option Agreement, Inco may also acquire a 51% interest in such new deposit by providing the financing to bring the new deposit into commercial production. Until Inco recovers the financial commitment to achieve production, it shall receive 80% of net revenues from production from the new deposit.
         If Inco reacquires a 51% interest in the deposit, Inco and Fort Knox will form a joint venture with Inco as the operator.
         Inco will have a right of first offer to purchase any interest in the Properties that Fort Knox proposes to sell to an arm's-length third party. This right of first refusal does not apply to any transfer of interest in the Properties between Fort Knox and Dynatec Corporation.

         (B)      DYNATEC CORPORATION JOINT VENTURE AGREEMENT
         In conjunction with the Inco Option Agreement, Fort Knox entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which is effective January 10, 2002 and where Dynatec has the right to acquire 25% of Fort Knox's interest in the Properties. Fort Knox and Dynatec will each contribute $7 million over a 16 month period for the initial exploration and development of the Properties.

         (C)      FINANCING
         As of December 24, 2001, a financing agent for the Company held in escrow $8,000,000 received from share subscription agreements for 4,000,000 flow-through common shares at $1.00 per common share and 4,000,000 Units of the Company at the price of $1.00 per Unit, each Unit being comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per common share. Completion of the sale of the flow-through common shares and the Units is conditional upon the Inco Option To Purchase Agreement becoming effective.

7.       SUBSEQUENT EVENTS

         On January 10, 2002 the Inco Option to Purchase Agreement became effective and the $8,000,000 raised by the financing agent was released from escrow to the Company (Note 6). Pursuant to this financing, 4,000,000 flow-through shares at a price of $1.00 each and 4,000,000 Units at a price of $1.00 were issued. Each share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.25 until January 10, 2003. The Company also issued 480,000 share purchase warrants to the financing agent exercisable at $1.00 per share until July 10, 2003.
         On January 10, 2002, the Dynatec Corporation Joint Venture Agreement became effective (Note 6).

8.       RELATED PARTY TRANSACTIONS

         The Company obtained management services from a company controlled by the president of the Company in the amount of $94,200 (June 30, 2001 - $150,000).

9.       COMPARATIVE FIGURES

         The Company has changed its fiscal year-end to December 31 effective in 2001. Accordingly, the financial statements are for the six-month period ended December 31, 2001. The comparative figures are for the year ended June 30, 2001.








CORPORATE INFORMATION


DIRECTORS

TERRY MACGIBBON
PRESIDENT & CEO

JAMES W. ASHCROFT
CONSULTING MINING ENGINEER,
FORMER PRESIDENT,
ONTARIO DIVISION,
INCO LIMITED

WAYNE G. BEACH
BARRISTER & SOLICITOR

ROBERT D. CUDNEY
PRESIDENT & CEO OF
NORTHFIELD CAPITAL CORPORATION

BERT E. MACNABB
GEOLOGIST. DIRECTOR EXPLORATION SERVICES, INCO LIMITED.

TERRENCE PODOLSKY
CONSULTING GEOLOGIST. FORMER VP EXPLORATION, INCO LIMITED

DONALD M. ROSS
CHAIRMAN OF JONES, GABLE
& COMPANY

OFFICERS

TERRY MACGIBBON
PRESIDENT & CEO

JIM PATTERSON Ph. D.
VICE-PRESIDENT EXPLORATION









HEAD OFFICE

347 Bay Street
Suite 301
Toronto, Ontario, Canada
M5H 2R7

Phone: (416) 628-5929
Fax: (416) 628-5911

Email: info@fnxmining.com

BANK

THE ROYAL BANK OF CANADA
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

TRANSFER AGENT

CIBC MELLON TRUST COMPANY
320 Bay St., P.O. Box 903,
Toronto, Ontario
M5H 4A6

COUNSEL

GOODMAN AND CARR llp
Suite 2300
200 King Street West,
Toronto, Ontario
M5H 3W5

AUDITORS

SMITH, NIXON AND CO. llp
Suite 1600, 320 Bay St.,
Toronto, Ontario
M5H 4A6



WEB SITE

www.fnxmining.com



LISTING

TORONTO STOCK EXCHANGE
Symbol "FNX"

CAPITALIZATION
(AS OF JUNE 13, 2002)

ISSUED & OUTSTANDING:
27,661,790

FULLY DILUTED:
32,558,669

MAJOR
SHAREHOLDERS (>10%)

INCO LIMITED:
19.7%

DUNDEE WEALTH
MANAGEMENT INC:
13.2%

CASH     - June 13, 2002: $8.5 million (EST.)

DEBT - Jan 10, 2002:
         Nil



ABBREVIATIONS

Au       gold
Ni       nickel
Cu       copper
Pt       platinum
Pd       palladium
PGM      platinum group metals
TPM      total precious metals
         (Pt+Pd+Au)
Ma       million years

Printed in Canada on recycled paper using vegetable based inks.

Production: Walter J. Mishko & Co. Inc.
Design: Goodhoofd Inc.







PROJECT GEOLOGY
MCCREEDY WEST - LEVACK PROPERTIES


LONGITUDINAL
SECTION

DETAIL DRILLING
SECTION

MASSIVE SULPHIDE FOOTWALL VEINS

Document 3.  Annual Information Form for the year ended December 31, 2001, dated May 21, 2002.

                          FORT KNOX GOLD RESOURCES INC.








                             ANNUAL INFORMATION FORM





                      FOR THE YEAR ENDED DECEMBER 31, 2001

                               DATED MAY 31, 2002

                             _______________________

                                TABLE OF CONTENTS


GLOSSARY OF TERMS..............................................................2


CORPORATE STRUCTURE............................................................7


GENERAL DEVELOPMENT OF THE BUSINESS............................................7


NARRATIVE DESCRIPTION OF THE BUSINESS.........................................11


SELECTED FINANCIAL INFORMATION................................................16


MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS.......................17


DIRECTORS AND OFFICERS........................................................18


MARKET FOR SECURITIES.........................................................19


SHARE CAPITAL.................................................................19


ADDITIONAL INFORMATION........................................................19


APPENDIX A


APPENDIX B

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

         Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

         CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH THE CORPORATION HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, THE CORPORATION ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO THE CORPORATION.

                                GLOSSARY OF TERMS

The following capitalized terms used herein have the meanings set out below:

aeromagnetic anomaly                 An anomaly generated by an airborne magnetic survey.

Ag                                   Silver.

Au                                   Gold.

BHID                                 Borehole Identification Number.

blebby                               Containing blebs, or characterized by blebs which are globular in shape.

breccia                              A rock  dominated  with  angular  fragments  within a finer  grained  matrix and usually a product of faulting.

chalcopyrite                         Copper Iron Sulphide - CuFeS2 .  The main ore of copper.

closure plan                         An environmental plan covering the closure of a mining operation.

Co                                   Cobalt.

contact deposits                     In the Sudbury  Camp these are  deposits  occurring  at the contact  between the
                                     Sudbury Igneous Complex (SIC) and the footwall country rocks.

Cu                                   Copper.

deposit                              A mineralized body which has been physically  delineated by sufficient drilling, trenching,  and/or  underground work, and found to contain a sufficient  average grade of metal or metals  to  warrant  further  exploration  and/or  development expenditures;  such a deposit  does not qualify as a  commercially  mineable ore body or as containing ore reserves.

development                          The preparation of a known commercially mineable deposit for mining.

development stage                    A company is in the  development  stage when it is engaged in the preparation of an  established  commercially  mineable  deposit  (reserves)  for its extraction which is not in the production stage.

diorite                              Fine grained basic igneous rock. Usually intruded as a dyke.

dip                                  The  inclination  of a geologic  structure  (bed,  vein,  fault,  etc.) from the horizontal; dip is always measured downwards at right angles to the strike.

disseminations                       Mineralization distributed between the grains in a rock.

down dip                             Down the plane of the dip; Opposite to up dip.

dyke                                 A long mass of erruptive rock.

dyke swarm                           A multitude of dykes in various directions.

embayment                            A topographic  irregularity in the footwall in which mineralizing  solutions may pond and give rise to orebodies.

exploration stage                    A company  is in the  exploration  stage  when it is  engaged  in the search for mineral deposits which are not in either the development or production stage.

felsic (norite)                      An iron/silica rich rock.

footwall deposits                    Mineralization  in the  footwall  below  the  contact  with the  SIC.  Primarily fracture and vein type of mineralization.

fracture fillings                    Material infilling fractures.

gabbro                               A coarse grained calcic igneous rock.

geological survey                    The  exploration of an area through the use of physical  properties  relating to geology i.e. mapping.  Geophysical methods include seismic,  magnetic,  gravity, induced polarization and other techniques.

gneiss                               A metamorphic rock showing banding and resulting from regional metamorphism.

Gneissic                             Term applied to the texture of gneiss.

grade                                The  amount of  valuable  metal in each  tonne of ore,  expressed  as % for base metals and as grams per tonne for precious metals.

granitic plutons                     Large intrusions of  acid igneous rocks.

granodiorite                         A quartz rich diorite with >10% K feldspar.

gravity anomaly                      A geophysical anomaly based on density differences.

greywacke sandstones                 A green/grey, granular sedimentary rock.

haulage drift                        An underground tunnel for hauling materials and rock.

in-fill drilling                     More detailed drilling generally used to follow up a discovery hole.

joint fillings                       The material infilling joints in rocks.

Ma                                   Time measure. Millions of Years ago.1825 Ma=1.825 billion years.

mafic intrusive                      An intrusion rich in iron and magnesia and low in silica.

metagabbro                           Metamorphosed gabbro.

metasedimentary                      Metamorphosed sedimentary rock.

micropegmatite                       A pegmatite (dyke rock)  with small fragments and inclusions.

migmatites                           A textural term describing rocks of mixed igneous and metamorphic  origin,  such as bands, veins and pods of igneous rocks in a metamorphic host.

mineralization                       A natural aggregate of one or more metallic minerals.

mineralized                          Mineral-bearing;  the minerals may have been either a part of the original  rock unit or injected at a later time.

mineral reserves and mineral         Have the meaning  ascribed to such terms by the  Canadian  Institute  of Mining,
resources                            Metallurgy  and  Petroleum,  as the  CIM  Standards  on  Mineral  Resources  and
                                     Reserves  Definitions  and Guidelines  adopted by CIM Council on August 20, 2000 as those definitions may be amended from time to time by the Canadian  Institute of Mining, Metallurgy and Petroleum.

mining claim/mineral claim           That  portion of public or  private  mineral  lands  which a party has staked or marked out in  accordance  with  federal,  provincial  or state  mining  laws to acquire the right to explore for and exploit the minerals under the surface.

net smelter return royalty/NSR       A phrase used to describe a royalty  payment  made by a producer of metals based on gross metal  production from the property,  less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Ni                                   Nickel.

Ni-Cu-PGM                            Nickel-copper-platinum group metals.

norite                               A dark coloured igneous rock with pyroxene.

ore                                  A metal or mineral or combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

ore body(ies)                        A body(ies) of rock containing economically extractable ore minerals.

Pd                                   Palladium.

pentlandite                          Iron-nickel-sulphide.

PGM                                  Platinum Group Metals.

pipe                                 A rod shaped ore shoot.

plunge                               The angle between any inclined plane and the horizontal plane. The term is used to designate the inclination of the axis of an oreshoot.

Pt                                   Platinum.

pyrrhotite                           Magnetic iron sulphide.

reclamation                          The  process  by which  lands  disturbed  as a result  of  mining  activity  are reclaimed  back to a  beneficial  land use.  Reclamation  activity  includes the removal of  buildings,  equipment,  machinery  and other  physical  remnants  of mining,  closure of tailings  impoundments,  leach pads and other mine features, and  contouring,  covering  and  re-vegetation  of waste  rock  piles  and other disturbed areas.

recovery                             A term used in  process  metallurgy  to  indicate  the  proportion  of  valuable material  obtained  in the  processing  of  ore.  It is  generally  stated  as a percentage of valuable metal in the ore that is recovered  compared to the total valuable metal present in the ore.

refining                             The final stage of metal  production in which impurities are removed from molten metal.

rill                                 Irregular furrow-like physical feature.

schistoze                            The cleavage in rocks that are sufficiently  recrystallized  to be termed schist or gneiss.  Usually in metamorphic rocks.

sedimentary rock                     Rocks formed from material derived  generally by erosion of other rocks and laid down by a chemical or mechanical process i.e., limestone, shale and sandstone.

shaft                                A vertical or steeply  inclined  passageway  to an  underground  mine for moving personnel, equipment, supplies and material including ore and waste rock.

strike                               The direction of the line of  intersection  of a bed or vein with the horizontal plane.  The strike of a bed is the  direction of a straight  line that  connects two points of equal elevation on the bed.

stringers                            Narrow veins indicating proximity to larger systems.

tailings                             The  material  that  remains  after all  metals  considered  economic  have been removed from ore during milling.

TPM                                  Total Precious Metals. In this case Platinum+ Palladium+Gold.

turbidite sequence                   Sediment deposited as a result of an underwater slump or avalanche.

ultramafic                           Rocks which are very basic (high in magnesia and iron)in  composition as opposed to acidic. Usually host to nickel deposits.

xenolith                             A foreign  piece of rock that  became  enclosed  in  igneous  rock  prior to its solidification, thus forming an inclusion.


         The terms "associate", "affiliate" and "subsidiary" have the meanings ascribed to such terms in the Securities Act (Ontario).

The following abbreviations of measurements are used herein:

Ha = hectares                    m = metres
Km = kilometres                  mamsl = metres above mean sea level

Conversion into imperial equivalents is as follows:


     TO CONVERT FROM                 TO                            MULTIPLY BY
     Centimeters                     inches                        2.54
     Millimetres                     inches                        25.4
     Meters                          feet                          3.281
     Kilometers                      miles                         0.621
     Hectares                        acres                         2.471
     Tonnes                          short tons                    1.102
     Grams                           ounces (Troy)                 0.032
     Grams per tonne                 ounce (Troy) per ton          0.029

                               CORPORATE STRUCTURE

NAME AND CORPORATION

         Fort Knox Gold Resources Inc. (the "Corporation") was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) as "Fort Knox Gold Resources Inc." by articles of incorporation dated June 26, 1984. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Corporation is also a reporting issuer in the Province of Alberta. The Corporation is proposing to change its name to FNX Mining Company Inc. by articles of amendment pending receipt of shareholder approval at a meeting scheduled for June 13, 2002.

         The registered office of the Corporation is located at 200 King Street West, Toronto, Ontario, M5H 3W5 and the principal office of the Corporation is located at 347 Bay Street, Suite 300, Toronto, Ontario M5H 2R7.

         The business of the Corporation consists of all phases of mineral exploration with a particular emphasis on exploration for commercial deposits of base and precious metals, including platinum-palladium and gold.

         The Corporation has no material subsidiaries.

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

         The Corporation was founded in 1984 as Fort Knox Gold Resources Inc. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November, 1984. The Corporation is proposing to change its name to FNX Mining Company Inc. by articles of amendment pending receipt of shareholder approval at a meeting scheduled for June 13, 2002.

         The following table lists all distributions of securities made by the Corporation other than the issue of stock options and distributions of Common Shares upon the exercise of stock options.

                                                       NUMBER AND                 PRICE PER       AGGREGATE
DATE OF DISTRIBUTION       METHOD OF DISTRIBUTION      TYPE OF SECURITY           SECURITY        GROSS PROCEEDS
--------------------       ----------------------      ----------------           ---------       --------------
November 29, 1999          Private placement           550,000 flow through          $0.25           $ 137,500
                                                       Common Shares

March 15, 2000             Private placement           517,241 flow through          $0.29           $ 150,000
                                                       Common Shares

May 3, 2000                Property acquisition        12,500 Common Shares          $0.25           $   3,125

September 12, 2000         Property acquisition        10,000 Common Shares          $0.30           $   3,000

September 13, 2000         Private placement           500,000 flow through          $0.30           $ 150,000
                                                       Common Shares

                                                       NUMBER AND                 PRICE PER       AGGREGATE
DATE OF DISTRIBUTION       METHOD OF DISTRIBUTION      TYPE OF SECURITY           SECURITY        GROSS PROCEEDS
--------------------       ----------------------      ----------------           ---------       --------------
May 10, 2001               Private Placement           3,300,000                     $0.40            $1,320,000
                                                       Special Warrant(1)

May 29, 2001               Property acquisition        12,500 Common Shares          $0.53            $  6,625

July 11, 2001              Property acquisition        20,000 Common Shares          $0.40            $  8,000

September 10, 2001         Property acquisition        10,000 Common Shares          $0.30            $  3,000

January 10, 2002           Private placement           8,000,000 Common              $1.00          $8,000,000
                                                       Shares(2)

January 10, 2002           Property acquisition        3,006,324 Common              $1.00          $3,006,324
                                                       Shares(3)

January 11, 2002           Exercise of special         375,000 Common Shares           N/A                 N/A
                           warrants

April 11, 2002             Exercise of share           35,000 Common Shares          $1.25             $43,750
                           purchase warrants

April 30, 2002             Exercise of compensation    180,000 Common Shares         $1.00            $180,000
                           option

May 10, 2002               Exercise of special         2,925,000 Common Shares         N/A                 N/A
                           warrants

May 15, 2002               Exercise of compensation    144,000 Common Shares         $1.00           $ 144,000
                           option

May 16, 2002               Exercise of share           12,500 Common Shares          $1.25            $ 15,625
                           purchase warrants

May 28, 2002               Exercise of compensation    198,000 Common Shares         $0.40             $79,200
                           option

May 28, 2002               Exercise of compensation    95,200 Common Shares          $1.00             $95,260
                           option

(1)      Each special warrant was subsequently exercised to acquire one Common
         Share.
(2) Accompanied by 2,000,000 share purchase warrants exercisable at $1.25 until January 10, 2003.
(3) Accompanied by 496,879 share purchase warrants exercisable at $1.25 until January 10, 2003.

SIGNIFICANT ACQUISITIONS - ACQUISITION OF INCO PROPERTIES

         On November 29, 2001 the Corporation and Inco Ltd. ("Inco") entered into a definitive agreement (the "Option to Purchase Agreement") to acquire a 100% interest in five mineral properties of Inco located in the Sudbury Basin, Ontario (collectively, the "Properties"), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties (the "Inco Acquisition"). The Option to Purchase Agreement became effective January 10, 2002 (the "Effective Date"). As partial consideration for the Option to Purchase Agreement, on January 10, 2002 the Corporation issued to Inco 3,000,324 Common Shares and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003 (hereinafter referred to as the "Payment Securities"). Inco owns approximately 19.3% of the issued and outstanding Common Shares as at May 31, 2002.

         The Option to Purchase Agreement includes the following additional terms:

o In order to exercise the option to acquire the Properties (the "Option"), expenditures totalling Cdn. $30 million (the "Expenditure Requirement") are required to be incurred on the Properties over a 52 month period (the "Option Period") commencing the Effective Date of which Cdn. $14 million in expenditures are committed to be spent by April 10, 2003 (the "First Tranche").

o Inco has the right to nominate up to 20% of the number of the Corporation's directors to be elected at each annual meeting of the shareholders of the Corporation (the "Nomination Right").

o If the Corporation discovers a new deposit on any of the Properties that contains mineral resources in value (based on then current metal prices) of at least 600 million pounds of nickel, Inco has a right to retain or reacquire a 51% interest in such a new deposit (the "Back-in Right"). During the Option Period, Inco can elect to retain a 51% interest in such a new deposit by spending an amount equal to 200% of the Corporation's previous expenditures on the new deposit. After the expiry of the Option Period, Inco may elect to reacquire a 51% interest in such a new deposit, by bringing the new deposit into commercial production without recourse to the Corporation. Until Inco achieves payback, it shall receive 80% of net revenues from production from the new deposit. If Inco retains or reacquires a 51% interest in a new deposit, Inco and the Corporation will form a joint venture, with Inco as the operator, to hold and operate the new deposit.

o At any time when Inco holds more than 10% of the outstanding Common Shares, Inco has a pre-emptive right to participate in up to 20% of all private and public distributions of securities of the Corporation (the "Pre-emptive Right") to raise funds for the exploration, development or mining of the Properties subject to compliance with the rules and guidelines of the Toronto Stock Exchange (the "TSE") and applicable laws.

o Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The Corporation is responsible for all environmental liabilities incurred on the Properties that result from the actions of the Corporation after the Effective Date.

o Inco has a right of first offer to purchase any interest in the Properties that the Corporation proposes to sell to an arm's-length third party (the "Right of First Offer").


         On the Effective Date, the Corporation and Inco entered into an off-take agreement (the "Off-take Agreement") granting Inco the right (the "Purchase Right") to purchase all mineral products produced on the Properties by the Corporation. Pursuant to the Off-take Agreement, Inco is required to pay the Corporation for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges. Inco has the right to refuse to purchase any mineral products that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such mineral products, in which case, the Corporation is entitled to have such mineral products processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious metals.


         The Corporation has entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which became effective on the Effective Date, pursuant to which Dynatec has the right to acquire 25% of the Corporation's interest in the Option to Purchase Agreement. Accordingly, the Corporation's share of the First Tranche of the Expenditure Requirement will be $7 million. Inco's Right of First Offer does not apply to any transfer of interest in the Properties between the Corporation and Dynatec.

TECHNICAL REPORT

         Dr. James M. Patterson, BA (Hons. Geology), Ph.D., DIC. ("Patterson") prepared a report for the Corporation dated November 7, 2001, relating to the Properties, entitled Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) which report was updated May 31, 2002 to reflect further exploration to May 31, 2002 (such report, as updated, is referred to herein as the "Property Report"). Set forth as Appendix A to this annual information form is a summary of the Property Report which has been prepared under the authority, and with the consent of Patterson and in some cases is an extract from the Property Report.

VALUATION AND CONSIDERATION FOR INCO ACQUISITION

         As required by the Option to Purchase Agreement, in consideration of the acquisition of the Properties, in addition to the Payment Securities, the Corporation provided other non-cash consideration to Inco in the form of the Expenditure Right, the Pre-emptive Right, the Nomination Right, the Purchase Right, the Back-in Right and the Right of First Offer (collectively referred to as the "Other Non-Cash Consideration").

         Joseph George Spiteri and Gary A. Cohoon of Spiteri Geological and Mining Consultants Inc. ("SGM") prepared a valuation dated November 1, 2001 (the "Valuation Report") of the Properties, the Payment Shares, the Expenditure Right, the Back-in Right and the Right of First Offer (collectively referred to as the "Material Consideration"). Set forth below is a summary of the value attributed by some in the Valuation Report to the Material Consideration.

SUMMARY OF ATTRIBUTED VALUES FROM VALUATION REPORT

         SGM was retained by the Corporation to complete an independent technical review of the Properties, to provide an opinion as to the fair market value of the Properties and to value the Material Consideration. The purpose of the valuation was to provide a basis for the acquisition of the Properties by the Corporation. The Valuation Report was prepared by SGM based on technical and ownership information provided by the Corporation and Inco.

         As no definitive resource or reserve estimates have been made for the Properties in accordance with the requirements of National Instrument 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101"), an income related valuation of the Properties was not conducted. The valuation of the Properties was based on the market and cost related methods. As at October 19, 2001, SGM estimated the fair market value of the Properties to range between $4.5 million and $20 million, having an intuitive floor value as estimated by SGM of $5 million and a ceiling of $12 million. Fair market value for the purposes of the Valuation Report was defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

         The following table reflects the minimum and maximum values attributed by SGM to the Material Consideration:

CONSIDERATION VALUED                                                  MINIMUM VALUE ($)            MAXIMUM VALUE ($)
--------------------                                                  -----------------            -----------------
Payment Securities                                                            2,452,155                    2,757,760
Expenditure Requirement                                                          50,000                      100,000
Back-in Right                                                                    10,000                       20,000
Right of First Offer                                                             25,000                       75,000
-----                                                                         ---------                    ---------
TOTAL                                                                         2,537,155                    2,952,760
                                                                              =========                    =========

         THIS SUMMARY OF THE VALUATION REPORT IS NOT A COMPLETE DESCRIPTION OF THE ANALYSIS PERFORMED BY SGM AND IS QUALIFIED BY REFERENCE TO THE VALUATION AND OPINION OF SGM SET FORTH IN THE VALUATION REPORT OF SGM DATED NOVEMBER 1, 2001. THE FULL TEXT OF THE VALUATION REPORT SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE VALUATION OF THE PROPERTIES AND IS AVAILABLE ON SEDAR.

TRENDS

         The Corporation is engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The market price of platinum rose steadily over the three years prior to 2001 and has since fallen from its peak. The market price of platinum has recently shown an upward trend as the global economy recovers from its low and industrial demand for PGMs increase. The market price of palladium has also peaked during the past three years and has since fallen from its peak. The market price of palladium has recently recovered somewhat as industrial demand improves. Although, the price of copper has been depressed for the past several years, prices for this metal are also recovering as the world's economy improves. The price of nickel has been strong to moderate for the past several years. The demand for nickel is forecasted by the major nickel producers to exceed production starting in 2004.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PROPERTIES

         The Corporation's current business is conducted primarily in Ontario, Canada. As at the date hereof, the Inco Properties constitute the only material properties of the Corporation. The Corporation also holds interests in a number of other base metal properties, including platinum-palladium properties, a summary of which is provided below:

           NIKOLAI CLAIMS, YUKON TERRITORIES

         This property consists of three groups of contiguous claims totalling 827 mining claims in the State of Alaska within an area of interest of 33,220 ha (the "Nikolai Claims").

         Pursuant to an option agreement with American Copper & Nickel Corporation Inc. ("AMCI", a wholly-owned subsidiary of Inco) the Corporation previously held the option to earn an aggregate 45% undivided interest in the Nikolai Claims and an adjoining property consisting of 526 contiguous mining claims in the Yukon Territories (the "Klu Property"). The option was exercised to earn a 20% undivided interest in 1999 by issuing 225,000 Common Shares. On September 1, 1999, the option agreement was terminated and the Corporation increased its ownership interest in the Nikolai Claims from 20% to 100%, subject to a two percent payable to AMCI and Inco retained a 100% interest in the Klu Property, subject to a 2.9% NSR royalty to the Corporation.

         The Nikolai Claims are currently inactive and the Corporation is seeking a joint venture partner to participate in and fund the next phase of work on the Nikolai Claims. On August 22, 2001, the Corporation announced that it had optioned the Canwell property (comprising 44 state claims, (or 2.75 square miles), of the Nikolai Claims) to Nevada Star Resources Corp. ("Nevada Star"). Nevada Star can acquire a 60% interest in the Canwell property by spending U.S. $600,000 and issuing 200,000 Nevada Star common shares to the Corporation over a four year period. After Nevada Star earns a 60% interest in the Canwell property, the companies will form a joint venture and will fund all future expenditures in proportion to their venture interests. Nevada Star will be the operator and conduct all exploration activities on the property.

           LARDER LAKE PROPERTY, ONTARIO

         On October 1998 the Corporation entered into an option/joint venture agreement on the Cheminis, Bear Lake, and Fernland mineral properties, held by NFX Gold Inc. ("NFX") in the Larder Lake area of northeastern Ontario (collectively called the "Larder Lake Property"). The Larder Lake Property covers 4.5 km of strike length of the Larder Lake Break. In 1999, the Corporation earned an undivided 25% interest in the Larder Lake Property after making a cash payment of $12,500 and expending $1 million on exploration on the property. NFX and the Corporation have formed a joint venture to manage the Larder Lake Property. NFX, the joint venture operator, is maintaining the Larder Lake Property on a standby basis.

           GUNSITE PROPERTY, ALASKA

         The Corporation currently owns a 100% interest in the 7,560 acre property in Alaska (the "Gunsite Property"). The Gunsite Property is located about 90 miles north of Anchorage, Alaska. The Corporation is actively seeking a joint venture partner to participate in and fund the next phase of work on the Gunsite Property.

           MCBRATNEY LAKE PLATINUM-PALLADIUM PROPERTY, MANITOBA

         In September, 2000, the Corporation entered into an option to purchase agreement with Hudson Bay Exploration and Development Co. Ltd. ("HBED") to acquire a 100% interest in the McBratney Lake high-grade, platinum-palladium property located seven kilometres east of Flin Flon, northern Manitoba (the "McBratney Lake Property").

         The agreement granted the Corporation the right to acquire a 100% interest in the McBratney Lake Property by spending $1,050,000 on exploration, paying HBED $120,000 in cash and issuing to HBED 410,000 Common Shares over a five-year period. As required, the Corporation spent the minimum of $150,000 on exploration in the first year of the agreement. The property is subject to a 2.5% net smelter royalty payable to HBED.

         To date the Corporation has conducted geological mapping and prospecting, geophysical surveys, soil geochemistry, diamond drilling and stripping for a total cost and expenditure of $288,000, including options payments. A 2002 program of geophysical surveys, geological mapping, prospecting and additional diamond drilling has been recommended. The Corporation is currently seeking joint venture partners to fund, and act as operator in respect of, future work on the McBratney Lake Property.

EMPLOYEES

         The Corporation had 16 full-time and 6 part-time employees as at May 31, 2002. The Corporation also engages independent contractors and consultants from time to time to carry on business. The Corporation anticipates hiring additional people as its infrastructure requirements increase as it further explores and develops the Properties.

COMPETITIVE CONDITIONS

         The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. As well, the Corporation competes with other companies for the recruitment and retention of qualified employees. Finally, the Corporation competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital.

         The ability of the Corporation to acquire properties depends on its ability to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of base metals and gold mined or discovered by the Corporation. Base metal and gold prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See "Risk Factors".

RISK FACTORS

           MINING INDUSTRY

         The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Corporation will result in a profitable commercial mining operation.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

         Mining operations generally involve a high degree of risk. The Corporation's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

         The Corporation's activities are directed towards the search, evaluation and development of mineral deposits. None of the mineral properties in which the Corporation has an interest contains a known body of commercial ore and any exploration programs thereon are exploratory searches for ore. There is no certainty that the expenditures to be made by the Corporation as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

           GOVERNMENT REGULATION

         The exploration activities of the Corporation are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Corporation's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

         Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

         Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

         Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

           PERMITS AND LICENCES

         The exploitation and development of mineral properties may require the Corporation to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Corporation will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

           ENVIRONMENTAL RISKS AND HAZARDS

         All phases of the Corporation operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased finds and penalties for noncompliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the properties. The Corporation may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

         Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Corporation may become subject to liability for hazards that cannot be insured against.

           COMMODITY PRICES

         The profitability of mining operations is significantly affected by changes in the market price of base metals and gold. The level of interest rates, the rate of inflation, world supply of base metals and gold and stability of exchange rates can all cause significant fluctuations in base metal and gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and gold has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and gold, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Corporation will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and gold may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

           UNINSURED RISKS

         The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

           CONFLICTS OF INTEREST

         Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development, including without limitation, Inco and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

           LAND TITLE

         The Corporation has not obtained title opinions with respect to any of its properties and, consequently, no assurances can be given that there are no title defects affecting such properties.

           JOINT VENTURE

         The Corporation may enter into one or more joint ventures in the future, in addition to the joint venture with Dynatec. See "General Development of the Business - Significant Acquisitions - Acquisition of Inco Properties." Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Corporation may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.

                         SELECTED FINANCIAL INFORMATION

         The following table sets forth selected financial information of the Corporation for the fiscal years ended December 31, 2001 (comprised of six months), June 30, 2001 and 2000. The Corporation's audited financial statements for the fiscal year (comprised of six months) ended June 30, 2002 are attached hereto as Appendix B. The following summary of selected audited financial information is derived from, and should be read in conjunction with, and is qualified in its entirely by reference to the Corporation's audited financial statements, including the notes thereto, for the fiscal years ended December 31, 2001 (comprised of six months), June 30, 2001 and June 30, 2000:


                                                           SIX MONTHS ENDED                 YEARS ENDED
                                                              DECEMBER 31,                    JUNE 30,
---------------------------------------------------------- ------------------ ------------------- -------------------
                                                                   2001                 2001                2000
---------------------------------------------------------- ------------------ ------------------- -------------------
Interest Income                                                    $19,668             $28,777             $35,926
Administration Expenses                                           $187,568            $146,656            $163,688
Prospecting Expenses                                               $53,312             $59,165             $34,973
Operating Loss (Before Mineral Exploration Properties
Written Off)                                                      $222,011            $193,555            $178,091
Mineral Exploration Properties Written Off                        $272,089             $78,628            $704,968
Net Loss                                                          $336,675            $272,183            $808,659
Loss per Share                                                       $0.03               $0.02               $0.07

                                                             AS AT DEC. 31,       AS AT JUNE 30,      AS AT JUNE 30,
BALANCE SHEET INFORMATION                                          2001                 2001                2000
Cash and short term deposits                                    $1,036,048          $1,329,070            $614,373
Current Assets                                                  $1,168,183          $1,438,055            $711,443
Mineral exploration properties                                  $5,469,722          $5,436,204          $5,033,414
Current Liabilities                                               $169,178             $76,659             $28,872
Shareholders Equity                                             $6,473,605          $6,801,280          $5,716,709

QUARTERLY FINANCIAL INFORMATION

         The following table is a summary of selected quarterly financial information of the Corporation for each of the eight most recently completed quarters ending at March 31, 2002:

                                                             THREE MONTHS ENDED
                                ----------------------------------------------------------------------------
                                     MARCH 31/02        DEC. 31/01          SEPT.30/01        JUNE 30/01
                                ----------------------------------------------------------------------------
         Income                             $23,385         $6,778             $12,890            $9,068
         Expenses                          $112,560       $195,800             $45,879           $81,417
         Net Loss                           $89,175       $189,012             $32,989           $72,349
         ---------------------------------------------------------------------------------------------------
         Loss per share                         Nil          $0.01               $0.01             $0.01
         ---------------------------------------------------------------------------------------------------

                                                             THREE MONTHS ENDED
                                ----------------------------------------------------------------------------
                                     MARCH 31/01        DEC. 31/00          SEPT.30/00        JUNE 30/00
                                ----------------------------------------------------------------------------
         Income                             $ 3,920         $7,535             $ 8,254            $8,602
         Expenses                          $ 84,968       $ 85,968             $48,607          $190,107
         Net Loss                           $81,048       $ 78,433             $40,353          $181,505
         ---------------------------------------------------------------------------------------------------
         Loss per share                       $0.01          $0.01               $0.00             $0.02
         ---------------------------------------------------------------------------------------------------

DIVIDENDS

         The Corporation does not currently have a policy of declaring or paying dividends on its Common Shares and intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the board of directors of the Corporation and will be made based on the financial condition and other factors deemed relevant by the board of directors. The Corporation has not paid any dividends since its incorporation.

             MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

GENERAL

         The Corporation is principally engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The Inco Acquisition having been completed, the Properties are the Corporation's most significant asset. See "General Development of the Business - Significant Acquisitions - Acquisition of the Inco Properties". The Corporation also owns or has options to acquire interests in other properties, all of which are in the exploration stage and are located in Alaska, Manitoba and Ontario. See "Narrative Description of the Business - Principal Properties". The Corporation intends to seek joint venture partners to manage and fund exploration on its properties that are not part of the Inco Acquisition.

         During the fiscal year (comprised of six months) ended December 31, 2001, the Corporation issued 10,000 Common Shares pursuant to certain property acquisitions to raise aggregate consideration of $9,000.

         The Corporation changed its fiscal year end from June 30 to December 31 effective in 2001. Accordingly, the financial statements at December 31, 2001 are for the year (comprised of six months) ended December 31, 2001 and the comparative figures discussed below are for the year (comprised of 12 months) ended June 30, 2001, unless otherwise noted.

RESULTS OF OPERATIONS

         Exploration expenditures related to specific properties are deferred while certain administrative and overhead charges are expensed as they are incurred in the Statement of Operations and Deficit. As an exploration company, the Corporation has no regular income and therefore relies upon the sale of equity to finance its operations.

         The Corporation had a net loss for the fiscal year (comprised of six months) ended December 31, 2001 of $336,675 ($0.03 per share) compared with a net loss of $272,183 ($0.02 per share) for the year ended June 30, 2001. The increased net loss incurred in the fiscal year (comprised of six months) ended December 31, 2001 compared to the year ended June 30, 2001 was attributable primarily to higher mineral exploration properties having been written off ($272,089 for the six months period ended December 31, 2001 compared to $78,628 for the year ended June 30, 2001). The greater write-offs in mineral exploration properties and exploration expenditures during the fiscal year (comprised of six months) ended December 31, 2001 resulted from the Corporation's decision to write-off its exploration expenditures made on the Watts River Manitoba and Grassbery Saskatchewan projects. Overall, expenses for the fiscal year (comprised of six months) ended December 31, 2001 were $513,768 compared to $300,960 for the year ended June 30, 2001. The increased expenses related primarily to completion of the Corporation's negotiations and due diligence relating to the Inco Acquisition and the stronger period of time during the year ended December 31, 2001. The Corporation's losses during the fiscal year (comprised of six months) ended December 31, 2001 were offset somewhat by a gain on the sale of marketable securities of $157,425.

LIQUIDITY AND CAPITAL RESOURCES

         The Corporation's cash position at December 31, 2001 was $1,036,048 compared to $1,329,070 for the year ended June 30, 2001. Working capital as at December 31, 2001 was $999,005, down from $1,361,396 for the year ended June 30, 2001 as a result of the decreased cash position and greater accounts payable and accrued liabilities ($169,178 at December 31, 2001 compared to $76,659 at June 30, 2001).

         Subsequent to the period ended December 31, 2001 on the Effective Date (January 10, 2002), $8,000,000 raised by a financing agent on behalf of the Corporation was released to the Corporation. The financing involved the sale of 4,000,000 flow-through Common Shares at $1.00 per Common Share and 4,000,000 units at a price of $1.00 per unit, each unit being comprised of one Common Share and one-half of one share purchase warrant with each share purchase warrant being exercisable for one Common Share at an exercise price of $1.25 per Common Share until January 10, 2003.

         The proceeds of this financing were released to the Corporation on the Effective Date. On this date, the Corporation also issued to Inco 300,324 Common Shares and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. See "General Development of the Business - Significant Acquisitions - Acquisition of Inco Properties" for further details regarding the Option to Purchase Agreement.

         The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future base metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. Should the Corporation further develop any of its properties or acquire additional properties that warrant further exploration or development, the Corporation may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies, or through a combination of the above.

                             DIRECTORS AND OFFICERS

         The name, municipality of residence and position held by each director and executive officer of the Corporation are set out below:

-------------------------------- ---------------------- --------------------- -------------------------------------------
NAME AND MUNICIPALITY OF         POSITION WITH          PERIOD OF SERVICE     PRESENT OCCUPATION IF DIFFERENT FROM
RESIDENCE                        CORPORATION                                  OFFICE HELD (1)
-------------------------------- ---------------------- --------------------- -------------------------------------------
A. Terrance MacGibbon            President and          Since 1997            N/A
Oakville, Ontario                Director
-------------------------------- ---------------------- --------------------- -------------------------------------------
Terrence Podolsky                Director               Since 1984            Consulting Geologist
Oakville, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
Donald M. Ross                   Director               Since 1984            Chairman of the Board of
Toronto, Ontario                                                              Jones, Gable & Co. Ltd.
-------------------------------- ---------------------- --------------------- -------------------------------------------
Robert D. Cudney                 Director               Since 1993            President and Chief Executive Officer,
Toronto, Ontario                                                              Northfield Capital Corporation
-------------------------------- ---------------------- --------------------- -------------------------------------------
Bert E. MacNabb                  Director               Since 1996            Manager of Project Evaluation,
Oakville, Ontario                                                             Inco Limited
-------------------------------- ---------------------- --------------------- -------------------------------------------
Wayne G. Beach                   Director               Since 1996            Barrister and Solicitor
Toronto, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------

-------------------------------- ---------------------- --------------------- -------------------------------------------
NAME AND MUNICIPALITY OF         POSITION WITH          PERIOD OF SERVICE     PRESENT OCCUPATION IF DIFFERENT FROM
RESIDENCE                        CORPORATION                                  OFFICE HELD (1)
-------------------------------- ---------------------- --------------------- -------------------------------------------
James Ashcroft                   Director               Since 2001            Consulting Mining Engineer
Sudbury, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
Jay Goldman                      Corporate Secretary    Since 2001            Barrister and Solicitor
Toronto, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
James Patterson                  Vice-President,        Since 2002            N/A
Oakville, Ontario                Exploration
-------------------------------- ---------------------- --------------------- -------------------------------------------
David Constable                  Vice-President,        Since 2002            N/A
Burlington, Ontario              Investor Relations
                                 and Corporate
                                 Affairs
-------------------------------- ---------------------- --------------------- -------------------------------------------

(1) All of the foregoing directors and officers have held their present position(s) with the same or associated firms or organizations during the past five years except for A. Terrance MacGibbon who, prior to November 1997 was director of exploration of Inco; James Patterson who, from October 2001 to April 2002 was a consultant to the Corporation, from 1999 to 2001, was Vice-President Exploration and a director of Crowflight Minerals Inc. and Hornby Bay Exploration Ltd. and from 1996 to 1999 was Vice-President and a director of Mispec Resources Inc.; and David Constable who, from August 1997 to May 2002 was Vice-President Investor Relations at Normandy Mining Limited and prior to August 1997 was Vice-President Investor Relations at Philex Gold Inc.

         Each director has held of the office of director since the time indicated above, and will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. The directors and officers of the Corporation own, directly or indirectly, an aggregate of 953,801 Common Shares as at April 15, 2002, representing approximately 3.4% of the issued and outstanding Common Shares as at May 31, 2002. Mr. Beach, a director of the Corporation, was a director and officer of Newstar Resources Inc., which, in July 1999, was subject to a cease trade order for failing to file financial statements (as a result of the bankruptcy of its subsidiary). Mr. Patterson, Vice-President of the Corporation, was a director of Mispec Resources Inc., which in January 2000, was subject to a cease trade order for failing to file financial statements.

CONFLICTS OF INTEREST

         Mr. MacNabb, a director of the Corporation, is the Director, Exploration of Inco, which owns, directly or indirectly, approximately 19.3% of the issued and outstanding Common Shares as at May 31, 2002.

                              MARKET FOR SECURITIES

         The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "FNX".

                                  SHARE CAPITAL

         The authorized capital of the Corporation consists of an unlimited number of Common Shares of which 28,466,490 Common Shares were issued and outstanding as at May 31, 2002. The Corporation does not currently pay and does not intend to pay any dividends on the Common Shares.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's Financial Statements for the fiscal year (comprised of six months) ended December 31, 2001.

         The Corporation will provide to any person, upon request:

         (a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

                  (i) one copy of the Annual Information Form of the Corporation (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

                  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year,

                  (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

                  (iv) one copy of any other documents that are incorporated by reference into the preliminary prospectus or the prospectus and are not required to be provided under
                           (i) to (iii) above; or

         (b) at any other time, one copy of any other documents referred to in (1)(a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

         Additional information including directors' and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

         For additional copies of this Annual Information Form please contact:

         FNX Mining Company Inc.
         Suite 300, 347 Bay Street
         Toronto, Ontario  M5H 2R7

         Tel:     (416) 628-5928
         Fax:     (416) 628-5911

         Email: info@fnxmining.com

                                   APPENDIX A

                           SUMMARY OF PROPERTY REPORT


Dr. James M. Patterson, BA (Hons. Geology), Ph.D., DIC, ("PATTERSON") has prepared a report for Fort Knox Gold Resources Inc. (the "CORPORATION") dated November 7, 2001 and updated May 31, 2002 (such report, as updated, is referred to as the "PROPERTY REPORT"), and is a qualified person as such term is defined in NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR EXPLORATION AND DEVELOPMENT AND MINING PROPERTIES ("NI 43-101"). This Appendix A to the annual information form of the Corporation dated May 31, 2002 contains a summary of the Property Report.

1.       INTRODUCTION

The Corporation's Option to Purchase Agreement with Inco became effective January 10, 2002 providing the Corporation with the opportunity to earn a 100% interest in five mineral Properties in the Sudbury Basin area of northeastern Ontario.

The property package includes the former producing mines: Victoria, McCreedy West, Levack, Norman and Kirkwood mines (Figure 1). Patterson noted in the Property Report that this property package offers the Corporation the opportunity to acquire advanced exploration properties with the potential for near term production and new discoveries. Following the execution of the Option to Purchase Agreement with Inco and the Corporation obtaining all required regulatory and shareholder approvals, the Corporation formed a joint venture with Dynatec (75%, Fort Knox and 25%, Dynatec) to explore, develop and, if economically appropriate, mine these properties. This joint venture is known as the Sudbury Basin Exploration & Mining Joint Venture (the "Sudbury Basin JV").

The Property Report uses mineral names and abbreviations, which may be unfamiliar. These are contained in explanatory tables in Section 11 of this summary of the Property Report.

The following table summarizes the production history of the Properties and demonstrates the longevity, scope and grade of the operations.

TABLE 1: SUDBURY PROJECT PROPERTIES - PRODUCTION HISTORY

----------------------- --------------------------------------------------------------------------------
PROPERTY                PRODUCTION DATA
----------------------- --------------------------------------------------------------------------------
                                                         Ni        Pt      Pd         Au         TPMs
                        YEARS      TONS           Cu%    %         OZ/T    OZ/T       OZ/T       OZ/T
----------------------- --------------------------------------------------------------------------------
Victoria                1900-23    890,000        2.99   2.12      Na      na         na         Na
                        1973-78    650,000        1.26   0.83      na      na         na         0.07
                        Total      1,540,000      2.26   1.57      na      na         na         +0.06(1)
----------------------- --------------------------------------------------------------------------------
McCreedy West           1974-98    15,800,000     1.70   1.44      0.02    0.02       0.01       0.05
----------------------- --------------------------------------------------------------------------------
Levack                  1915-29    Na             1.31   2.00      0.02    0.02       0.01       0.05
                        1937-97    60,560,000
----------------------- --------------------------------------------------------------------------------

----------------------- --------------------------------------------------------------------------------
PROPERTY                PRODUCTION DATA
----------------------- --------------------------------------------------------------------------------
                                                         Ni        Pt      Pd         Au         TPMs
                        YEARS      TONS           Cu%    %         OZ/T    OZ/T       OZ/T       OZ/T
----------------------- --------------------------------------------------------------------------------
----------------------- ---------- -------------- ------ --------- ------- ---------- ---------- -------
Norman(2)               1988-91    Na             0.33   0.95      Na      na         na         Na
                        1994-97    5,710,000
----------------------- --------------------------------------------------------------------------------
KirkwoodOpen Pit        1914-16    71,600         1.53   2.81      Na      na         na         Na
                        1969-76    2,488,000      0.99   0.87      na      na         na         na
                        1970-72    134,800        0.96   0.53      na      na         na         na
                        Total      2,694,400      1.00   0.90      na      na         na         na
----------------------- --------------------------------------------------------------------------------

Notes:   (1) Total PMs estimated in line with production data from 1973-1978
             (JMP).

         (2) Production from the Whistle Mine.

         na: Not assayed or assays unavailable for these elements.

2.       THE SUDBURY AREA

2.1      GENERAL

The Properties are owned 100% by Inco, are located in close proximity to the City of Sudbury, in north-eastern Ontario and approximately 400 kilometres ("km") north of Toronto. With a population of some 165,000, Sudbury is the major centre in north-eastern Ontario for mining, medicine, education, business and commerce, and government administration. All of the Properties are located within 35 km from Sudbury and adjacent to serviced communities with a mining tradition and base.

All Properties are accessible by wheeled vehicles on a 12-month basis and year-round mining programs can be carried out on all Properties.

The area of the Properties has a history of nickel and copper mining stretching back over 100 years with two of the world's major nickel producers, Inco Limited and Falconbridge Limited ("FALCONBRIDGE") having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals ("Ni-Cu-PGM") ore bodies at Sudbury constitute the world's largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with the production of in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important by-products recovered from these ores.

2.2      PHYSIOGRAPHY AND CLIMATE

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 metres ("m") above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin which forms an elliptical ring some 60 km in the north-east direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (the "SIC"). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range, respectively. The central part of the Basin is occupied by low-lying flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8 Deg. C in the summer to minus
8.40 Deg. C in winter and with annual precipitation of 62.2 cm of rain and
247.5 cm of snow.

3.       GEOLOGY OF THE SUDBURY AREA

All five of the proposed project areas lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at 2700 Ma and which were deformed and metamorphosed by a 2640 Ma tectonic event. A swarm of north-west-trending dykes, known as the Matachewan dyke swarm, intrudes the Archean rocks.

South of the Superior Province is the younger Southern Province of Early Proterozoic age represented by metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at 2200 Ma.

3.1      THE SUDBURY STRUCTURE

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the SIC, and formation of the well known and economically important Ni-Cu-PGM deposits.

Modelling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges. This difference in level is reflected in variations in the petrology and the nature of the ore bodies between the North and South Ranges.

There are three main lithological components recognizable within the Sudbury
Structure:

1.       Sudbury Breccia- brecciated rocks surrounding the structure;

2.       SIC; and

3.       Whitewater Group sediments occupying the centre of the basin.


3.1.1    SUDBURY BRECCIA

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the rocks which encircle the Sudbury Structure and form the footwall to the SIC. This impact-derived brecciation is commonly referred to as "SUDBURY BRECCIA" and is concentrated in the country rocks close to the SIC and decreases in intensity outwards from this body for a distance of up to 80 km.

The Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry. Zones of Sudbury Breccia vary from many meters across to thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by violent movements at the time of impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich ore bodies. Such migration of Cu and PGMs is reflected in depletion of these elements in the contact ore bodies.

3.1.2    WHITEWATER GROUP

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback into the crater of impact debris and the subsequent erosion of surrounding debris fields into the basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top and are interpreted as representing a very rapid fallback of impact debris into the crater. Many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3    SUDBURY IGNEOUS COMPLEX

The SIC, divided into a lower unit of norite overlain by micropegmatite and dated at 1850 Ma, was intruded between the base of the impact crater and the overlying Whitewater Group sediments. Between the two is an oxide-rich, quartz gabbro transition zone.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a sulphide-rich, xenolith-bearing norite occurring as a discontinuous layer up to 100 m thick and filling depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic and ultramafic composition and are thought to have been carried up from depth.

Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed "offsets". The dykes infill major impact-derived radiating fracture zones. Radial offsets connect to the SIC whereas the concentric dykes commonly show no physical connection to the SIC. The radial offsets, averaging less than 100 m wide, become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South, Frood-Stobie, Totten).

3.2      MINERAL DEPOSITS

The ore bodies associated with the Sudbury Structure constitute the largest known concentration of Ni-Cu sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and
8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium and ruthenium.

The vast bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1    CONTACT DEPOSITS

The Contact Deposits occur along the lower contact of the SIC in areas where sublayer is preserved in embayments in the footwall contact. The embayments are the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for sublayer material and account for the pipe-like geometry of many of the Sudbury ore bodies. Terraces in the crater wall have also acted as sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

Contact deposits on the South Range have little interaction with the footwall rocks. The footwall contact is generally sharp and inclusions of footwall material in the sublayer are minor; most of the inclusions are xenolithic. On the North Range the contact deposits commonly penetrate into the brecciated granitic footwall forming a granite breccia type ore below the sublayer. Copper and precious metals tend to concentrate in the granite breccia type ore.

All the properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

3.2.2    OFFSET DEPOSITS

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of cores of inclusion bearing sulphide ore surrounded by quartz diorite with variable sulphide dissemination and confined within the width of the offset, which is commonly less than 100 m.

Exceptions do occur however, as the Frood-Stobie concentric offset is unique in that nearly all of the quartz diorite contains sufficient sulphide to form ore. The intensity of the dissemination increases downwards grading into massive sulphide which continues several thousand feet below the level at which the quartz diorite pinches out.

Offset-type mineralization occurs on the Norman and Victoria project areas.

3.2.3    FOOTWALL DEPOSITS

Footwall deposits are offshoots of contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. There is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs in the Footwall Deposits. These observations can be applied in exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possibility of the presence of a high Cu high PGM footwall deposit in adjacent footwall breccia.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

4.       SOURCES, HANDLING AND VERIFICATION OF DATA

4.1      DATA SOURCES

Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to the Corporation and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to the Corporation and any subsequent communications made by the Corporation regarding the data or the Properties. These data were the basis of the Property Report.

As part of the due diligence process, the Corporation independently verified the drill assay data received from Inco. The Corporation also completed comprehensive studies of the detailed assay records and re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

Activity on the Properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the metric system to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to the large existing database, the Corporation continued with the Imperial System when presenting the data. Borehole co-ordinates and intersections are recorded in feet. Precious metal values (Pt, Pd, Au) and ("TOTAL PRECIOUS METALS") are reported in troy ounces/short ton. Some of the graded intersections have been converted to grams/ton in order to facilitate comparisons.

Since inception of the Corporation's exploration program in March 2002, a significant volume of new data has been generated and is discussed elsewhere in the Property Report.

4.2 DATA VERIFICATION

Spiteri Geological and Mining Consultants Inc. ("SGM") was retained by the Corporation to review Inco's information and procedures and reported that the data included various plans and sections of a historical nature. SGM was provided with Inco's complete computer database which includes thousands of drillholes and some digitized development headings. SGM examined short form drill logs and assay certificates for four randomly selected holes and database records were checked against faxed copies of the Chemex Assay Certificates. No errors were found.

To assist in its evaluation of the data and information provided to it by Inco, the Corporation commissioned SGM to conduct an independent check sampling and assay program of Inco's assay methods and results. The results of SGM's work are discussed below. In addition, the Corporation reviewed in detail the assay records of all boreholes that intersected the mineralized zones. The Corporation also calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Patterson conducted a detailed audit of the Corporation's borehole grading calculations and confirmed that the results accurately represent the mineralized intersections.

On behalf of the Corporation, SGM completed an independent review of Inco's analytical practices and assay database. In addition, SGM commissioned an independent laboratory to carry out check assaying of selected core, reject and pulp samples presently residing at Inco's storage facilities in Sudbury.

SGM concluded that Inco's analytical practices and its database are acceptable for copper, nickel, and platinum. SGM concluded that Inco's palladium determinations were biased high compared to those from the independent lab and found a variance of 10% or more between Inco's gold determinations and those of the independent lab. SGM concluded that the wide scatter in gold checks and the palladium bias requires, at this time, a reduction in these two metals by 10% in all grade estimations.

Patterson recommended that the Corporation reconcile the apparent variance by undertaking umpire assaying at a third laboratory. He noted that the scatter in gold assays could indicate a gold "nugget effect" rather than a laboratory variance. As the Properties are exploration projects that will receive extensive diamond drilling to further explore and define the mineralized zones, Patterson concluded that the Inco assay database is acceptable at this time. Patterson recommended that, prior to the completion of any resource estimations, the results of the additional analytical testing, the historical assay database and the Corporation's new assay database, as generated from its own exploration programs, be compared and reconciled.

Though relatively few in number, the drill results reported to date by the Corporation from assaying of its own drill cores compare favourably with the data supplied by Inco.

Though some of the Properties, namely McCreedy West, Levack and possibly Norman, contain deposits with potentially quantifiable resources, the Corporation has not yet completed any resource estimates to the level required by NI 43-101. Until such estimates are completed, Patterson though is of the opinion that no mineral resources or reserves can be said to be present on any of the Properties, and recommends an early evaluation of the resource potential of the McCreedy West and Levack Properties as a priority.

5.       FNX SUDBURY PROJECT

5.1      INFRASTRUCTURE & STAFFING

Following the January 10, 2002 effective date of the Option to Purchase Agreement with Inco and the signing of the Sudbury Basin JV with Dynatec, also on January 10, 2002, the Corporation began the task of mobilizing the program.

An exploration manager and project co-ordinator were selected and suitable office space (3500 sq. ft.) obtained in Sudbury at the beginning of February 2002. A core logging facility (2500 sq ft.) was obtained in an adjacent warehouse. During the refurbishing and equipping of both premises, professional and technical support staff were assembled. As of May 31, 2002 the 18 person Sudbury office comprises 9 geoscientists supported by drill and field technicians and office staff. Additional personnel will be hired as necessary. The corporate head office staff is being increased to meet the needs of an expanding company. The Sudbury office has been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

In March 2002 drilling contracts were awarded to two drilling companies, Bradley Brothers and Major Midwest, for a minimum of 250,000 ft to be completed before May 2003. It is anticipated that the drill contracts will be expanded significantly beyond the contract figure.

Nine drill rigs are in operation and as of May 31, 2002, 51 boreholes had been completed and 8 were in progress on four of the properties for a total of 66,353 ft. (Table 2).

TABLE 2:  STATUS OF DRILLING PROGRAM AT MAY 31, 2002

-------------------------------------------------------------------------------------------------------------
PROPERTY                # RIGS                  HOLES                 FOOTAGE DRILLED             CUMULATIVE
-------------------------------------------------------------------------------------------------------------
                                      COMPLETED     DRILLING       COMPLETED       CURRENT
-------------------------------------------------------------------------------------------------------------
McCreedy West                2                7            2        13,770.0        1,466.0         13,828.0
-------------------------------------------------------------------------------------------------------------
Levack                       2                3            2         7,920.0        5,951.0         13,129.0
-------------------------------------------------------------------------------------------------------------
Norman                       2               12            1        11,704.0        3,198.0         13,987.0
-------------------------------------------------------------------------------------------------------------
Victoria                     2               29            2        18,637.0          502.0         17,715.0
-------------------------------------------------------------------------------------------------------------
North Range F/W              1                             1                        3,205.0          2,805.0
-------------------------------------------------------------------------------------------------------------
TOTALS                       9               51            8        52,031.0       14,322.0         66,354.0
-------------------------------------------------------------------------------------------------------------

Approximately 13,500 ft of core has been sampled and 2,000 samples have been sent out for assay.

The Corporation's joint venture partner, Dynatec, has opened a Sudbury Basin Project Office and personnel are preparing for opening of the McCreedy West decline portal by mid June to permit access to the underground workings. Such access will permit evaluation of several of the near production targets by mine openings and more cost effective drilling from underground.

6.       PROPERTIES

The information pertaining to activity on the various Properties presented in the Property Report is current as of May 31, 2002. As this is a dynamic program new information is being generated on a daily basis and will be disseminated by the Corporation through periodic news releases.

6.1      VICTORIA PROPERTY

6.1.1    LOCATION, HISTORY & INFRASTRUCTURE

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km south-west of Sudbury in Denison Township (Figure 1). Access is by means of paved roads to the property gate and a rail spur from the CPR main line is located 2.5 km to the south of the Property.

Cu-Ni sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the Victoria Property by the Mond Nickel Company ("MOND NICKEL"), ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3012 feet ("ft"). During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following its merger with Mond Nickel.

During the period 1945-1964, 175 surface exploration holes were drilled to delineate the Victoria West low-grade zone. The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu, 0.83% Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria Property was 1,543,000 TONS GRADING 2.26% Cu AND 1.57% Ni.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft Levels.

Mining operations have now been abandoned, the underground workings flooded and the shaft capped. No exploration activity or expenditures have been carried out on the Victoria property over the three years prior to the Effective Date of the Option to Purchase Agreement. No surface infrastructure exists.

Site remediation has been carried out under Inco's ongoing environmental reclamation program. A closure plan would have to be developed as required by the Ontario Mining Act prior to commencing an advanced exploration program or mine development.

6.1.2    PROPERTY GEOLOGY & MINERALIZATION

The Victoria Property is situated at the junction of the SIC and the Worthington quartz diorite offset dyke, approximately 6.5 km north-east of Inco's Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria Property and the Totten Mine. One of these, the AER/Kidd Copper property, located immediately south-west of the Victoria Property, was mined during the 1960s. Within the Victoria Property, both the footwall contact of the SIC and the Worthington Offset dyke dip steeply about the vertical. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending north-west - south-east and the other trending north-east - south-west, have been defined and these control the distribution of mineralization on the Victoria Property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses are steeply dipping and plunging and are typically pipe-like. The complex structural features of the property control the lateral extent and dimensions of the mineralization.

6.1.3    TARGETS

Numerous zones of Cu-Ni-PGM mineralization are present and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones, warrant further exploration.

The No. 4 ZONE lies 820 ft east of the Victoria shaft and contains Cu-Ni-PGM bearing sulphide hosted by diorite, quartz diorite, metagabbro and metasedimentary rocks. The zone was mined above 750 ft Level but remains untested between 750 and 3000 Levels with the exception of minor drilling from the 1350 Level. This possible down dip extension of the No. 4 Zone represents an area of 400 by 2200 ft. Two drillholes cut the zone immediately below the 750 Level and returned the following grades (it should be noted that all intersection lengths given in the Property Report refer to the length of the drill core section and should not be interpreted as true widths):

     o   4.69% Cu, 0.42% Ni, 0.30 OZ/TON TPM OVER 59.4 FT.
     o   7.11% Cu, 0.23% Ni, 0.96 OZ/T TPM OVER 5.2 FT.

Exploration consisting of surface drilling followed by borehole UTEM-4 surveys is proposed to evaluate the extension of the No. 4 Zone.

The WEST ZONE was the focus of previous production at the Victoria Property and was mined to a depth of 3000 ft. Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion massive sulphide adjacent to the SIC contact. Limited drilling of the zone below the 3000 Level has confirmed that the mineralization extends at least 650 ft below the 3000 Level. A drillhole yielded an intersection of 2.13% Cu, 1.33% Ni, 0.15 OZ/TON PGM OVER
21.4 ft some 300 ft below 3000 Level. An underground drillhole tested the deeper projection of the West Zone below 3000 Level and intersected 4.9 ft of noritic rock grading 0.15% Cu, 0.34% Ni, but with no PGM values.

Surface exploration drilling and borehole UTEM-4 is recommended to test the down-plunge extension of the West Zone.

The No. 1 WEST ZONE is located west of the Victoria shaft. It consists of a structurally controlled, steeply plunging zone of Cu-Ni sulphides with associated PGM values. The zone warrants additional exploration drilling, as it appears to be open down dip and down plunge to the 3000 ft Level. Analogies with other deposits along the Worthington Offset suggest that significant PGM mineralization could occur at increased depth in this geological environment.

The No. 2 WEST ZONE is adjacent to and west of the No. 1 West Zone. It consists of a steeply eastward-plunging lens of disseminated to semi-massive Cu-Ni-PGM sulphide hosted by Sublayer norite and metagabbro between two fault zones. Two holes demonstrate the potential of the No. 2 West Zone (Deep):

     o 1.11% Cu, 0.66% Ni, 0.11 OZ/T PGM OVER 162.7 FT immediately below the 3000 level.
     o    2.03% Cu, 0.35% Ni, 0.05 OZ/T TPM OVER 34.6 FT at the 1900 level.

Numerous smaller zones of Cu-Ni-PGM mineralization occur at shallow depths and demonstrate the potential for an open pit operation if follow-up exploration were to be successful. Significant intersections include:

     o    1.98% Cu, 0.58% Ni, 0.07 OZ/TON PGM OVER 19.6 FT.
     o    1.02% Cu, 3.14% Ni, 0.02 OZ/TON PGM OVER 10.0 FT.

The 400 m (1300 ft) section between the top of the deeper part of the zone and the bottom of the shallower part requires additional exploration and testing.

6.1.4    RECOMMENDED WORK PROGRAM AND BUDGET

Patterson (2001) notes that the exploration program is designed to confirm and delineate near surface potential for ores mineable by open pit, and to explore and evaluate deeper known zones and their possible extensions. A program of shallow surface diamond drilling is recommended by Patterson in order to evaluate the area above 400 m.

In addition to the specific recommendations for continuing exploration of each zone, Patterson recommended that digital modelling of the zones of mineralization be undertaken. Patterson suggested that developing an understanding of the complex structural geology of this area will in turn assist in the identification of subsequent follow-up drill targets.

More specifically, Patterson identified the following main objectives of the proposed exploration program:

     o explore, confirm and define the near surface portion of the No. 2 West Zone, especially directed toward outlining sufficient resources to establish an open pit reserve
     o    explore the down dip extension of the No 1 West Zone
     o    explore the potential of the West Zone below the 3000 Level
     o    explore the down dip extension of the No. 4 Zone

Approximately 87 surface drillholes were proposed by Patterson to fulfill the outlined program objectives, and he further recommended that UTEM surveys be utilized as appropriate. Patterson's proposed expenditures for this phase are estimated at $2.40 million.

The Victoria Property is in-board from the Totten deposit which is also on the Worthington Offset dyke. Inco has announced a new discovery with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and 4.8 g/t PGM. It is anticipated that the announced resources will be increased significantly. Patterson indicated that the important point of this analogy is that this new mine has been found below and adjacent to an older deposit which was mined during the 1960s.

6.1.5    FNX EXPLORATION ON VICTORIA

From the commencement of diamond drilling in the last week of March 2002 to May 31, 2002 a total of 29 holes had been completed for approximately 18,600 ft of drilling and 653 samples (3,644 ft. of core) have been sent for assay. Results will be reported upon receipt and integration of such assay information with the drillhole logs.

Initial drilling has been carried out on the following targets:

NO.4 ZONE:

Four holes drilled on this target (4,297 ft.) tested the down plunge extension, beneath the known mineralization. Compilation of data will be undertaken and integrated with the results of borehole UTEM and the AeroTEM airborne magnetic survey (currently underway) prior to further drilling on this target.

NO.2 WEST ZONE - DEEP:

Two holes were completed on this target for 3,781 ft. of drilling.

NO.2 WEST - SHALLOW:

Twenty-three holes (10,560 ft.) have been completed on this zone of shallow mineralization to assess the potential for an open pit mining operation.

Results for this drilling will be disseminated in news releases.

The program as outlined in the Property Report is being aggressively pursued within the budgeted expenditures of approximately $2.0 million.

6.2      MCCREEDY WEST MINE PROPERTY

6.2.1    LOCATION, HISTORY & INFRASTRUCTURE

The McCreedy West Mine Property, comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km north-west of Sudbury in Levack Township (Figure 1). Road access is excellent and the site is served by an active rail spur.

Mond Nickel purchased the McCreedy West (formerly Levack West) Property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining of the ore bodies commenced in 1974, concentrating in the Upper Main, Middle Main, Lower Main and Footwall ore bodies. PRODUCTION TO 1998 TOTALLED 15,758,000 TONS AVERAGING 1.70% Cu, 1,44% Ni, 0.017 OZ/TON Pt, 0.017
OZ/TON Pd AND 0.009 OZ/TON Au.

During the last two years of production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tonnes grading 5.35% Cu, 0.56% Ni and 0.129 oz/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The infrastructure at McCreedy West includes an accessible -20% grade 20 ft. x 16 ft. ramp decline to the 1600 ft. Level with average level development spaced at 150 ft. intervals. Ventilation raises with fans remain in place. The 1600 Level track haulage drift to Levack Mine remains available. A few buildings remain on surface including the electrical substation, heater house and fresh air raise fans. Hydroelectric power is currently available on the site. Mine water is being drained to Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental closure plan which is being continually updated. A revised closure plan would have to be prepared, as required by the Ontario Mining Act, prior to commencing an advanced exploration program or mine development. No exploration activity or expenditures were carried out on the McCreedy West Mine property over the three years prior to the Effective Date of the Option to Purchase Agreement.

6.2.2    PROPERTY GEOLOGY & MINERALIZATION

The McCreedy West Mine occurs at the western limit of an extensively mineralized
8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy). At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Previous operations exploited both Contact Cu-Ni mineralization along the base of SIC and within the granite breccia-filled embayment, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The CONTACT DEPOSITS on the property (Upper Main, East Main and Boundary/Lower
Main) are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The ore bodies occupy embayment structures that penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of footwall breccia. Hangingwall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

6.2.3    TARGETS

The UPPER MAIN Ni-Cu Zone was completely mined from the 250 ft Level to the 600 ft Level. It consists of disseminated and massive nickel sulphide occurring at the base of the SIC. The mineralization extends 100 to 150 ft below the 600 Level, and remains un-mined at this location.

Twenty-five significant intersections of Cu-Ni mineralization were cut in the 14 holes drilled to test for extensions below the 600 Level. Fourteen of these intersections were in excess of 10 ft with the following examples best demonstrating potential:

     o   1.55% Cu, 2.96% Ni, 0.02 oz/t TPM over 148 ft.
     o   0.75% Cu, 2.19 % Ni, over 44.6 ft.

This zone is potentially mineable and an engineering assessment was recommended by Patterson.

The EAST MAIN Ni-Cu Zone occurs between 200 and 920 ft Levels, east of the main ramp. It is characterized by massive to inclusion-rich massive sulphide situated at or near the base of the SIC contact. A portion of this zone was mined above the 950 Level in 1997. Twenty-four drillholes cut 41 significant intersections with 19 of these in excess of 10 ft. Precious metal values are low. Intersections best demonstrating potential are:

     o   0.40% Cu, 1.69% Ni over 109.1 ft.
     o   0.28% Cu, 3.74% Ni over  20.3 ft.
     o   0.94% Cu, 1.52% Ni, over 50.7 ft.

Patterson noted that this zone is potentially mineable and recommended an engineering assessment.

The BOUNDARY/LOWER MAIN Ni-Cu Zone was mined to the 1450 ft Level. Wide-spaced drilling below this level suggests that it may extend 450 m (1500 ft) down plunge and down dip towards the property boundary. The mineralization occurs along the basal contact of the SIC and consists of disseminated to massive chalcopyrite, pentlandite and pyrrhotite. The Cu-Ni mineralization ranges in thickness from 6.5 - 46 ft and dips from 35 to 60(degrees) south.

Forty-one intersections, of which 20 are in excess of 10 ft, were cut in 25 drillholes below the 1450 Level. Intersections demonstrating potential are:

     o   0.32% Cu, 2.02% Ni over 27.9 ft.
     o   1.08% Cu, 4.68% Ni over 8.8 ft.
     o   0.31% Cu, 2.47% Ni over 23.5 ft.

Additional surface diamond drilling and borehole UTEM-4 is recommended by Patterson to test the known zone of mineralization as well as to explore the entire SIC contact environment below 1450 Level towards the property boundary to the south.

The FOOTWALL TYPE Cu-Ni- PGM vein deposits are represented by three deposits known as 700 Vein Complex; 950 Vein Complex; and the PM Zone.

The 700 Vein Complex, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of 3000 ft. The zone was partially mined in 1997 prior to the mine being closed and production from narrow veins totalled 41,000 tons averaging 5.35% Cu, 0.56% Ni, 0.053 oz/ton Pt, 0.053 oz/ton Pd and 0.023 oz/ton Au. (0.13 oz/t TPM).

One hundred and ninety-eight drillholes with 437 significant intersections have been reported from this zone. One hundred -twenty eight (29.3%) of the intersections are in excess of 0.5 oz/t TPM, with the highest being 3.53 oz/t over 0.8 ft. Individual veins, ranging in thickness from several inches to 13 ft, are composed of massive chalcopyrite with accessory pentlandite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft. The average grade of the massive sulphide veins intersected in drillholes is 25.5% Cu, 2.2% Ni and 0.138 oz/ton Pt, 0.257 oz/ton Pd and 0.087 oz/ton Au (0.48 oz/t
TPM).

Intersections demonstrating potential include:

     o   13.50% Cu, 17.40% Ni, 0.57 OZ/T TPM OVER 2.5 FT.
     o   13.93% Cu, 2.20% Ni, 0.51 OZ/T TPM OVER 14.5 FT.
     o   5.50% Cu, 0.16% Ni, 0.20 OZ/T TPM OVER 27.2 FT.
     o   28.60% Cu, 4.46% Ni, 1.04 OZ/T TPM OVER 2.4 FT.
     o   13.35% Cu, 3.80% Ni, 0.60 OZ/T TPM OVER 11.8 FT.
     o   30.60% Cu, 0.30% Ni, 0.67 OZ/T TPM OVER 4.0 FT.
     o   1.00% Cu, 0.18% Ni, 0.16 OZ/T TPM OVER 117.2 FT.
     o   31.10% Cu, 0.36% Ni, 0.59 OZ/T TPM OVER 3.0 FT.

The 700 Complex mineralization is untested up dip and up plunge to the west. Patterson recommended an initial shallow surface diamond drilling to test these possible extensions. Closer spaced drill information would be required from underground should this initial drilling be successful.

The 950 VEIN COMPLEX is located to the east of the underground workings. It consists of a zone of massive chalcopyrite, pentlandite and pyrrhotite veins ranging in thickness from 4 inches to 6.5 ft. The veins appear to have the same grade and physical characteristics as the 700 Complex veins. The 950 Complex has been defined by limited underground drilling from 950 Level and was intersected in the 950 Level access drift, where four Cu-PGM veins were exposed. Twenty-two drillholes yielded 48 significant intersections, 15 of which were greater than 10 ft. Intersections demonstrating potential are:

     o   18.48% Cu, 0.39% Ni, 0.85 OZ/T TPM OVER 1.8 FT.
     o   0.81% Cu, 0.26% Ni, 0.10 OZ/T TPM OVER 196.0 FT.
     o   3.06% Cu, 0.46% Ni, OVER 20.3 FT.
     o   0.86% Cu, 0.22% Ni, 0.20 OZ/T TPM OVER 53.2 FT.

The mineralization is untested to the east and down dip where it joins the PM Zone mineralization (see below). There has been no previous mining of the 950 Complex as access was restricted due to bulk mining activities.

Patterson recommended additional underground drilling is required to fully define the 950 Complex, but recommends that preliminary surface drilling be undertaken in order to confirm the possible extensions of the high-grade veins.

The PM ZONE occurs in a zone of footwall Sudbury Breccia located between the 1450 and 2500 ft Levels. It consists of a zone (33 ft to 200-ft-thick) of narrow, irregular Cu-PGM stringers, joint fillings and disseminations hosted within a wider zone of Sudbury Breccia. The PM Zone dips to the south at 35-45(degrees)and has a strike length of approximately 600 ft. A plunge direction has yet to be confirmed but appears to be to the east at 35(degrees). Forty-three drillholes yielded 42 significant intersections, 32 of which were greater than 10 ft. Intersections demonstrating potential are:

     o   0.66% Cu, 0.27% Ni, 0.13 OZ/T TPM OVER 136.7 FT.
     o   10.75% Cu, 2.81% Ni, 3.92 OZ/T TPM OVER 7.5 FT.
     o   0.72% Cu, 0.29% Ni, 0.14 OZ/T TPM OVER 97.5 FT.
     o   0.85% Cu, 0.20% Ni, 0.11 OZ/T TPM OVER 136.2 FT.
     o   1.90% Cu, 0.10% Ni, 0.38 OZ/T TPM OVER 23.0 FT.

The broad zone of narrow, irregular stringers, joint fillings and disseminations makes the PM Zone potentially amenable to bulk mining.

Patterson recommended a program of surface diamond drilling with borehole UTEM-4 for confirmation sampling and expansion of the PM Zone resource. He noted that the diamond drilling will provide samples for necessary metallurgical testing and geotechnical information for future engineering studies and mining plans.

6.2.4    RECOMMENDED WORK PROGRAM AND BUDGET

The prime objective of Patterson's recommended work program is to determine, as quickly as possible, if the established mineralized zones described above contain mineable ore reserves. Patterson recommended a program of detailed evaluation of Inco data followed by diamond drilling, initially from surface and then moving to underground as the rehabilitation of the underground workings progresses.

Patterson recommended diamond drilling consisting of:

     o   confirmation drilling to verify Inco's drill results;
     o in-fill drilling to give an optimum sample spacing for resource estimations; and
     o   drilling to check for possible extensions of known mineralized zones.

Patterson budgeted the exploration program outlined above at $4.92 million

6.2.5.   FNX EXPLORATION ON MCCREEDY WEST

From the commencement of drilling with two rigs at the end of March 2002 to May 31, 2002, 7 holes have been completed and 2 are drilling for a total of 15,236 ft. Three hundred and thirty three samples (1,837 ft. of core) have been shipped for assay and results received for some of these.

On May 15, 2002 the Corporation announced assay results for the initial drillholes at McCreedy West. These results noted the discovery of new contact-type nickel mineralization (Inter Main Zone) in a previously undrilled area, confirmed intersections in the contact-type Upper Main Zone and confirmed previous intersections by Inco within footwall-type Cu-Ni-Pt-Pd-Au mineralization within the previously known PM Zone.

TABLE 3  MCCREEDY WEST PROPERTY - FORT KNOX DRILL RESULTS

----------------------------------------------------------------------------------------------------------------------------------
                                                          FROM      TO       LENGTH          %                    G/T
----------------------------------------------------------------------------------------------------------------------------------
ZONE       BOREHOLE    EAST      NORTH     Az     dip   (FT.)     (FT.)    (FT.)       Cu      Ni     Au     Pt     Pd     TPM
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
INTER      FNX 3020    313823    449497    343    -71   1326.7    1379.0   52.30       0.37    3.17   0.01   0.06   0.12   0.19
MAIN
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
UPPER      FNX 3000    312055    449210    055    -56   650.85    664.5    13.65       0.35    0.72   0.01   0.05   0.06   0.12
MAIN
----------------------------------------------------------------------------------------------------------------------------------
                                                        725.50    760.5    35.00       0.55    1.74   0.01   0.07   0.12   0.20
----------------------------------------------------------------------------------------------------------------------------------
                                                        869.6     901.8    32.20       0.33    0.62   0.01   0.03   0.04   0.08
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
PM         FNX 3000                                     1941.0    2191.7   250.70      1.17    0.22   0.67   2.13   3.44   6.24
----------------------------------------------------------------------------------------------------------------------------------
                                           Including    1975.4    2000.0   24.60       2.10    0.52   3.54   7.51   13.55  24.61
----------------------------------------------------------------------------------------------------------------------------------
                                                        2066.9    2091.6   24.70       1.72    0.48   1.13   6.11   7.88   15.11
----------------------------------------------------------------------------------------------------------------------------------
                                                        2124.75   2191.7   66.95       2.21    0.26   1.18   3.55   6.58   11.31
----------------------------------------------------------------------------------------------------------------------------------
                                           Including    2139.5    2154.8   15.30       7.45    0.80   2.84   8.91   18.98  30.72
----------------------------------------------------------------------------------------------------------------------------------

Fig. 2: Longitudinal Section McCreedy/Levack Showing Pierce Points of Fort Knox
        Drillholes

[FNX LOGO]

                                     [MAP]

INTER MAIN ZONE

The discovery borehole (DDH 3020) in a potential new zone (the "INTER MAIN ZONE") was designed to test the Cu-PGM rich PM Zone at depth in the footwall of the McCreedy West property. It passed through a previously undrilled area of the McCreedy West contact zone and intersected 52.3 ft. OF MINERALIZATION GRADING 3.2% Ni at the base of the Sudbury Igneous Complex (SIC).

The Inter Main Zone consists of nickel-rich, Sudbury Basin contact-type mineralization. A previous borehole drilled in the East Zone approximately 270 ft. up-dip from the discovery borehole contains two mineralized intersections grading 0.4% Cu, 3.4% Ni over 10.3 ft. and 0.5% Cu, 2.8% Ni over 15.8 ft. A borehole drilled 420 ft. to the west of the discovery borehole cut 0.8% Cu, 3.0% Ni over 9.5 ft. and a borehole located 222 ft. down dip from the discovery borehole intersected 0.1% Cu, 1.0% Ni over 33.1 ft.

The Inter Main Zone, situated between the unmined East Main Zone and an unmined portion of the Lower Main Zone, is interpreted by the Corporation to represent a possible, previously undetected, embayment/terrace at the base of the SIC. Embayment/terrace structures at the contact of the SIC are traditional hosts of Sudbury Basin contact-type ore deposits.

UPPER MAIN DEPOSIT

The Ni-Cu contact-type Upper Main deposit occurs at the base of the SIC. It was previously mined from the 250 ft. Level to the 600 ft. Level. Mineralization is known to extend 100 to 150 ft. below the 600 Level and remains un-mined at this location. Fourteen previous boreholes drilled below the 600 Level intersected 25 significantly mineralized intersections (e.g. 0.8% Cu, 2.2% Ni, over 44.6 ft. and 0.4% Cu, 2.2% Ni, over 76.8 ft).

The Corporation's first borehole in the Upper Main (DDH 3000) was designed to confirm the previous Upper Main drill results and to continue into the footwall to test the PM Zone. DDH 3000 cut three intersections in the Upper Main Zone, with the highest grade intersection being 0.6% Cu, 1.7% Ni, 0.2 g/t TPM OVER
35.0 ft.

PM ZONE

The PM Zone occurs in the footwall of the McCreedy West Property between the 1450 ft. and 2500 ft. Levels and is approximately 1500 ft. by 1500 ft. in size. Forty-three previous drill holes yielded 42 significant drill intersections, with 32 being greater than 20 ft. The previous drilling demonstrated that the PM Zone contains long intersections of significant Cu and TPM values (e.g. 1.1% Cu, 0.3% Ni, 5.6 g/t TPM over 126.0 ft) and narrower intersections of higher grade Cu, Ni and TPM values (e.g. 10.8% Cu, 2.8% Ni, 121.9 g/t TPM over 7.5 ft.).

The Corporation's first borehole into the PM Zone (DDH 3000) intersected the strongest mineralization intersected within this zone. The hole cut 250.7 ft. GRADING 1.2% Cu, 0.2% Ni, 6.2 g/t TPM with shorter sections of much higher grades (2.2% Cu, 0.3% Ni, 11.3 g/t TPM OVER 67.0' AND 7.5% Cu, 0.8% Ni, 30.7 g/t
TPM over 15.3 ft.). Although the true width of this intersection cannot yet be determined, it is estimated that the true width will be approximately 60% of the core length.

The Corporation's joint venture partner, Dynatec, is responsible for all mining aspects of the Sudbury Basin JV. Dynatec has advised the Corporation that arrangements have been made to open the McCreedy West portal and access the underground workings by mid June 2002.

Surface drilling is continuing with two rigs and underground drilling will start when access to suitable drill locations is gained.

6.3      LEVACK MINE PROPERTY

6.3.1    LOCATION, HISTORY & INFRASTRUCTURE

The Levack Mine Property, comprising 811.37 acres (328.4 ha) in six mining patents, is located 34 km north-west of Sudbury in Levack Township and immediately adjacent to the McCreedy West project described above. Access is via a year round highway and a rail spur passes within 1 km of the project site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. Mond Nickel acquired the property in 1912 and production started from the No. 1 inclined shaft in 1915. Following the merger of Mond Nickel with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4050 ft. In 1939 the No. 1 and No. 2 East Ore bodies were discovered and the No. 3 and No. 4 Ore bodies were discovered by diamond drilling in 1947. The No. 3 internal shaft was collared in 1950.

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,560,000 TONS GRADING 1.31% Cu, 2.00% Ni, 0.02 OZ/TON Pt,
0.02 OZ/TON Pd AND 0.009 OZ/TON Au.

All the above ore bodies were essentially mined out but several un-exploited mineralized zones (1900, 1300, No. 7) remain and require further evaluation to assess their economic viability. It is these zones which are the focus of the exploration program proposed by the Corporation. A limited amount of surface exploration was carried out on the Levack Property in 1999 and 2000. A total of 11 holes were drilled on the Levack Mine property yielding a total footage of 25,300 ft. This work cost approximately $750,000. No exploration activity or expenditures were carried out on the Levack Mine property from 2000 to the Effective Date of the Option to Purchase Agreement.

The No. 2 Shaft remains accessible and usable to approximately the 3600 ft Level. The cage and skips remain functional. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine return air. The surface infrastructure includes the collar house, hoist room with hoist and miscellaneous surface buildings. Some of these buildings are scheduled for demolition. Hydroelectric power is currently available to the project site. The surface load out and rail car loading area are functional and currently being used. Assuming the required ventilation controls are put in place, re-entry to the Levack workings will not conflict with the current McCreedy East operations of Inco.

This property is covered by the joint Inco-Falconbridge environmental closure plan, which also covers McCreedy West. A revised closure plan would have to be prepared as required by the Ontario Mining Act prior to commencing an advanced exploration program or mine development.

6.3.2    PROPERTY GEOLOGY & MINERALIZATION

The Levack Mine is located on the north-west margin of the SIC. It is situated within the Levack trough, an 8 km long structure that generally strikes north-east, dips at 40-45(degrees) south-east and contains all of the major North Range deposits.

The ore bodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments there is a thickened sequence of sublayer, consisting dominantly of granite breccia with sublayer norite containing sulphide mineralization. Hangingwall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia. The sulphide mineralization and the host rocks have been disrupted by north-west-trending faults.

Cu-Ni-PGM sulphide mineralization occurs in several zones including the Levack Main, No. 1, No. 2, No. 3 and No. 4 Zones. All penetrate the footwall rocks to varying degrees. The ore bodies consist of thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite. Each zone has an area of associated Cu-PGM-rich sulphides that occurs as a stockwork of massive stringers in the footwall Sudbury Breccia.

6.3.3    TARGETS

Four of the six target areas outlined by Patterson contain known mineralization and are considered to have production potential. Two of these (1300 & No. 7 Zones) are of the Ni-Cu CONTACT TYPE, one, Footwall No. 3 Ore body, is of the Cu-Ni-PGM FOOTWALL TYPE, and the fourth, 1900, can be regarded as a HYBRID-TYPE exhibiting features of both Contact- and Footwall-types.

The remaining two areas are high priority targets. The first is a UTEM anomaly located between the 1300 and 1900 Zones and which could indicate Ni-Cu contact type mineralization linking the two zones. The second target area, located in the footwall area extending north from the SIC contact, is a prime target for high grade Cu-Ni PGM vein-type mineralization.

The CONTACT TYPE deposits are represented by the following zones:

The 1300 ZONE mineralization has a strike length of 650 ft, a dip length of 590 ft and dips 45(degrees) to the south. It is characterized by massive to inclusion massive sulphide stringers consisting of pyrrhotite, pentlandite and chalcopyrite, and is hosted by sublayer norite and granite breccia sublayer. In this zone the nickel values generally exceed the copper values by a ratio of at least 2:1, while PGM values are depleted. Patterson indicates that this, combined with the low copper values suggests possible migration of copper and PGMs into an adjacent footwall environment.

Seven boreholes have intersected this zone with 6 intersections greater than 10 ft, with the following intersections demonstrating potential:

     o   1.10% Cu, 3.33% Ni, OVER 65.7 FT.
     o   0.80% Cu, 3.63% Ni OVER 5.8 FT.
     o   0.48% Cu, 1.30% Ni, OVER 74.5 FT.

The Zone remains untested down dip where it could connect to the 1900 Ni-Cu-PM Zone around a large ultramafic to mafic body. The re-compilation of previous UTEM-4 surveys indicates a sub-vertical conductive body in the area between the 1300 and 1900 Zones. The 1300 Zone is open for over 300 ft. to the west, and sparsely drilled over 300 ft to the east. Patterson noted that there is excellent potential for expansion of the mineralization in this area and recommended an exploration program consisting of surface drilling and borehole UTEM-4.

The NO. 7 ZONE is an area of unmined Ni-Cu contact-type mineralization located mainly above the 1600 Level, below and west of the Levack Main Ore body. It is an elongate, trough-like zone approximately 200 ft wide and extends approximately 1000 ft down dip. Thirty-six Inco boreholes with 48 intersections, twenty-six of which are greater than 10 ft, cut the zone and assays show that Ni values exceed Cu values by a ratio of at least 2:1, with depletion in PGM values. This depletion in Cu and PGMs suggests the migration of these elements into a footwall environment. Intersections demonstrating potential are:

     o   0.93% Cu, 1.64% Ni OVER 78.7 FT.
     o   0.54% Cu, 5.78% Ni OVER  3.2 FT.
     o   0.48% Cu, 1.53% Ni OVER 36.0 FT.

The FOOTWALL TYPE of mineralization is represented by the No. 3 Ore body which is situated 3600 ft east of the No. 2 shaft and up dip from the Levack No. 3 Ore body. It has been explored by two recent surface drillholes and several underground exploration drillholes. As is typical of the footwall environment, the mineralized intersections are Cu and PGM enriched. Significant drillhole intersections range from 1.01% Cu, 1.85% Ni, 12.3 G/TONNE PGM OVER 1.2 M, TO 3.50% Cu, 0.20% Ni, 17.0 G/TONNE PGM OVER 3.6 M.

In-hole UTEM-4 surveys indicate that the zone may be open along strike and dip. The potential is high for this style of mineralization to occupy the open area of over 800 by 800 ft. The zone can be accessed from the Levack Mine 2050 Level drift where narrow Cu-PGM stringers similar to those intersected in the diamond drillholes are present. Further exploration consisting of surface drilling and borehole UTEM-4 is recommended.

Patterson regards the 1900 ZONE as a hybrid of the Contact and Footwall deposit types. It is hosted by granite breccia and partially by footwall Sudbury Breccia, has a strike length of 900 ft, a dip length of 1300 ft and dips to the south at up to 60(degrees). The zone is characterized by massive to inclusion-bearing massive sulphide stringers consisting of pyrrhotite, pentlandite, chalcopyrite and minor millerite. The 1900 Zone contains significant PGM mineralization with graded values ranging from 0.06 oz/t over
85.7 ft to 0.35 oz/t over 7.0 ft. It should also be noted that in the lower parts of some of the boreholes there are narrow ((less than) 3 ft) mineralized intercepts with enriched Cu and PGM values typical of the footwall, vein- type Cu-PGM mineralization.

Fifteen drillholes in this zone have made 18 intersections, with 8 being greater than 10 ft and intersections demonstrating potential include:

      o   1.94% Cu, 2.60% Ni, 0.14 OZ/T TPM OVER 87.4 FT.
      o   1.28% Cu, 0,35% Ni, 0.67 OZ/T TPM OVER 8.1 FT.
      o   3.32% Cu, 4.87% Ni, 0.34 OZ/T TPM OVER 5.3 FT.

Patterson noted the 1900 Zone may have a connection to the 1300 Zone, and possibly with the Levack No. 3 Ore body some 800 ft. to the east. This untested area measures 800 by 500 ft and an exploration program consisting of surface drilling and borehole UTEM-4 was recommended by Patterson.

UTEM SURVEYS have identified a significant conductive body over 500 by 500 ft in a thick zone of sublayer and granite breccia located south of the Levack Main Zone and between the western limits of the 1300 and 1900 Zones. This area is sparsely drilled and could contain a considerable mass of sulphide in an as yet undefined terrace structure. Exploration consisting of a digital recompilation of the target area with possible follow up surface drilling with borehole UTEM-4 surveys is recommended.

Patterson recommended a digital compilation of all available data followed by some detailed mapping and ground geophysics. Further evaluation of the area will require follow-up diamond drilling from surface and borehole UTEM-4 surveys.

6.3.4    RECOMMENDED WORK PROGRAM AND BUDGET

Patterson recommended that the prime objective should be to determine, as quickly as possible, if the established mineralized zones described above can be upgraded to ore reserve category. Patterson suggested that this could be most effectively achieved by a program of detailed evaluation of Inco data, together with diamond drilling, initially from surface and then moving to underground as rehabilitation of the underground workings progresses. He recommended that reactivation of underground workings at Levack Mine should commence as soon as possible after property acquisition and should be done in conjunction with reactivation of the McCreedy West Mine workings.

Some 37 surface and underground drillholes have been budgeted by Patterson in order to achieve the outlined program objectives. He recommended that the most beneficial locations from which to drill all targets be determined only after completion of a more thorough data compilation. Patterson recommended that UTEM-4 be utilized where appropriate and that metallurgical testing be completed for zones being contemplated for mining.

Proposed exploration expenditures for this program are estimated by Patterson at $2.96 million.

6.3.5    FNX EXPLORATION ON LEVACK PROPERTY

From the commencement of drilling with two rigs at the end of March 2002 to May 31, 2002, three holes have been completed and two are drilling for a total of 13,871 ft. An aggregate of 216 samples (1,409 ft. of core) have been shipped for assay and results received for some of these.

On May 15, 2002 the Corporation announced assay results for the initial drillholes at Levack. These results noted that significant Cu-Ni contact-type mineralization had been intersected in the Levack 1300 Zone while two holes had intersected the 1900 "hybrid" Contact-Footwall-types of mineralization with Cu-Ni-TPM. The results are tabulated in the following Table 4 and the pierce points of the holes are shown in Fig. 2.

TABLE 4:  LEVACK PROPERTY - FNX DRILL RESULTS

--------------------------------------------------------------------------------------------------------------------------------
                                                      From     To       Length          %                     g/t
--------------------------------------------------------------------------------------------------------------------------------
Zone      Borehole   East      North     Az    Dip    (ft.)    (ft.)    (ft.)     Cu     Ni      Au       Pt     Pd      TPM
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1300      FNX 2000   319872    454752    332   -75                                               Assays awaited
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1900      FNX 2000                                                                               Assays awaited
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1300      FNX 2001   319540    454326    359   -64    1470.0   1505.7   35.7      0.64   1.98    0.05     0.40   0.36    0.81
--------------------------------------------------------------------------------------------------------------------------------
                                          Including   1470.0   1489.3   19.3      0.94   2.60    0.06     0.40   0.44    0.90
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1900      FNX 2001                                    2067.8   2150.4   82.6      0.96   0.97    0.06     0.84   0.89    1.79
--------------------------------------------------------------------------------------------------------------------------------
                                          Including   2130.5   2150.4   19.90     2.81   1.95    0.18     1.67   1.15    3.00
--------------------------------------------------------------------------------------------------------------------------------
                                          Including   2141.7   2150.4   8.70      5.28   4.35    0.13     3.08   1.87    5.07
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
1900      FNX 2003   319694    453919    332   -85    1959.9   1973.4   13.50     1.26   2.05    0.19     0.72   0.82    1.72
--------------------------------------------------------------------------------------------------------------------------------
                                          Including   1963.1   1969.2   6.1       2.14   4.18    0.37     1.26   1.59    3.22
--------------------------------------------------------------------------------------------------------------------------------

Figure 3

[FNX LOGO]


                                     [MAP]

1300 ZONE, LEVACK PROPERTY

The Ni-Cu 1300 Zone is a contact-type Sudbury Basin deposit that occurs at the base of the SIC. It has a known strike length of at least 650 ft. and is open in all directions. It is untested down dip where it may connect to the 1900 Ni-Cu-PM Zone. Seven previous boreholes cut 6 intersections (e.g. 1.1% Cu, 3.3% Ni over 65.7 ft. and 0.8% Cu, 3.6% Ni over 5.8 ft.).

The Corporation's first borehole in the 1300 Zone (DDH 2000) intersected the fringes of the 1300 Zone and cut minor sulphides over two intervals of 25 ft. and 40 ft. As at May 31, 2002 assays are pending for these sections. The second borehole to test the 1300 Zone (DDH 2001) intersected 0.6% Cu, 2.0% Ni, 0.8 G/T TPM OVER 35.7 FT., INCLUDING 0.9% Cu, 2.6% Ni, 0.9 G/T TPM OVER 19.3 FT.

1900 ZONE, LEVACK PROPERTY

The 1900 Zone occurs within the same embayment structure as the 1300 Zone. As noted above Patterson (2001) regarded the 1900 Zone as a hybrid of the Contact and Footwall deposit types. It is hosted by granite breccia and partially by footwall Sudbury Breccia, has a strike length of 900 ft., a dip length of 1300 ft. and dips to the south at up to 60(degrees). It contains high Ni, Cu and TPM values and is open in all directions. Fifteen previous boreholes cut 18 significant intersections (e.g. 1.9% Cu, 2.6% Ni, 4.4 g/t TPM over 87.4 ft. and 1.1% Cu, 2.1% Ni, 2.2 g/t TPM over 11.8 ft.).

DDH 2000, which had intersected the fringes of the 1300 Zone continued through the 1900 Zone and cut 35.7 ft. of mineralization containing two short sections (2.9 ft. and 2.0 ft.) of massive sulphides for which assays are awaited.

DDH 2001, having intersected the 1300 Zone, also continued into the 1900 Zone and intersected 1.0% Cu, 1.0% Ni, 1.8 G/T TPM OVER 82.6 FT. Included within this were two narrower intersections with higher grades (2.8% Cu, 2.0% Ni, 3.0 G/T TPM OVER 20.0 FT. AND 5.3% Cu, 4.4% Ni, 5.1 G/T TPM OVER 8.7 FT.).

DDH 2003 was designed to test a previously detected borehole UTEM anomaly interpreted to indicate a continuation of the 1300 and 1900 Zones. DDH 2003 intersected mineralization which graded 1.3% Cu, 2.1% Ni, 1.7 G/T TPM OVER 13.5 FT., INCLUDING 2.1% Cu, 4.2% Ni, 3.2G/T TPM OVER 6.1 FT.

Borehole UTEM geophysical surveys from the two 1900 Zone boreholes indicate strong conductivity anomalies associated with the mineralized intersections. These will be tested by drilling.

6.4      NORMAN PROPERTY

6.4.1    LOCATION, HISTORY & INFRASTRUCTURE

The Norman Property previously referred to as the Norman North Property, comprises 1,111.33 acres (449.8 ha) and is located in Norman Township 32 km north-north-east of Sudbury (Figure 1). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the Canadian National Railway passes approximately 6.5 km west of the project site.

The property has been intermittently explored since 1971 by surface drilling and geological mapping. No exploration activity or expenditures were carried out on the Norman property over the three years prior to the Effective Date of the Option to Purchase Agreement. The former Whistle open pit mine is located on the property and was in production between 1988 and 1991 and again between 1994 and 1997. The mine produced 5.71 MILLION TONS GRADING 0.33% Cu, 0.95% Ni, 0.034% Co AND 0.11 OZ/TON TPM. The Whistle contact-type deposit was located in an embayment from which the Parkin Offset trends in a north-eastwards direction away from the SIC. Three zones of PGM-Cu-Ni mineralization (North, South and 2000 Zones) have been partially delineated in the Offset dyke trending north-east from the Whistle open pit. In the November 2001 Property Report and in the Corporation's 2001 AIF, this offset was referred to as the Parkin Offset. It is now believed that this dyke may be separate from the Parkin and is better referred to as the Whistle Offset.

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. The Wahnapitei First Nation is a party to the closure plan and any changes will have to be negotiated with them as well as the Ministry of Northern Development and Mines (the "MNDM").

6.4.2    PROPERTY GEOLOGY & MINERALIZATION

The Norman Property is located at the north-east apex of the SIC where the strike of the SIC changes from the east-west of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dike. The offset extends from the Whistle embayment north-eastwards into the gneissic footwall rocks as a vertically dipping dike varying in thickness from 15-80 m and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia.

6.4.3    TARGETS

Three zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset.

The NORTH ZONE, exposed at surface in a small, area where overburden has been removed, consists of widespread, erratic Cu-Ni-PGM mineralization contained in a 200 ft. (60 M) wide zone hosted by breccia and minor quartz diorite of the Whistle Offset Dyke. At this location the dyke is approximately 350 ft. (105 m) wide. The mineralization occurs as discontinuous and irregular veins and lenses of massive chalcopyrite as well as chalcopyrite stringers, fracture fillings and disseminations. Fifteen drillholes yielded 24 intersections ranging from 2.6 ft to 85.6 ft, and with 17 intersections greater than 10 ft. Significant intersections include:

     o   5.91% Cu, 0.25% Ni, 0.3 OZ/T TPM OVER  3.0 FT.
     o   5.49% Cu, 0.92% Ni, 0.1 OZ/T TPM OVER 80.3 FT.
     o   12.38% Cu, 0.74% Ni, 0,2 OZ/T TPM OVER 12.0 FT.

The North Zone has a confirmed strike length of 450 ft. (140 m) and a depth extent of 600 ft. (180 m) from surface and appears to plunge to the south-west at 60(degrees).

Patterson (2001) recommended that further stripping be undertaken to expose a much larger area of the mineralization so that a better understanding of the distribution and relationships of the mineralization can be obtained. In addition, a program of surface drillholes was recommended to sample and test the dip, strike and plunge extensions of the North Zone mineralization. This drilling will also provide core samples for metallurgical testing.

The SOUTH ZONE, also located within the Whistle Offset dyke, is 350 ft. (105 m) south-west and along strike from the North Zone. Mineralization, which has a confirmed strike length of 200 ft. (60 m) and a dip length of 250 ft. (75 m), is similar to that in the North Zone. The mineralization appears to be open down dip, along strike and down plunge to the west. Six drillholes yielded 12 intersections with three being greater than 10ft in length. Intersections demonstrating potential are:

     o   8.32% Cu, 0.26% Ni, 0.16 OZ/T TPM OVER 6.5 FT.
     o   2.73% Cu, 0.14% Ni, 0.23 OZ/T TPM OVER 6.4 FT.

Patterson (2001) recommended a program of surface diamond drilling to explore the area between the North and the South zones and down plunge towards the deeper 2000 Zone (see below).

The 2000 ZONE lies at a depth of 2000 ft. (600 m) within the same structure as the North and South Zones. It dips vertically, has an average thickness of 50 ft. (15 m) and has been defined over a strike length of 350 ft. (105 m). The mineralized zone consists of Cu-Ni-PGM chalcopyrite stringers, fracture fillings and disseminations within a larger meta-breccia zone believed to be an expression of the Whistle Offset dyke. Seven drillholes yielded 70 intersections ranging from 0.4 ft. to 50.1 ft., twenty of which were greater than 10 ft. Intersections demonstrating the potential of this zone are:

     o   0.83% Cu, 0.30% Ni, 0.10 OZ/T TPM OVER 49.0 FT.
     o   19.97% Cu, 0.26% Ni, 0.42 OZ/T TPM OVER 19.2 FT.
     o   11.54% Cu, 0.46% Ni, 0.21 OZ/T TPM OVER 20.0 FT.

The extent and character of the 2000 Zone has not been sufficiently explored and a program of 800 m deep surface drillholes with borehole UTEM-4 was proposed by Patterson in order to expand and explore the possible extensions of the 2000 Zone.

Patterson concluded that exploration to date on the Whistle Offset has shown that it is a high priority geological environment for Cu-Ni-PGM mineralization. He noted that outside of the mineralized zones described above, the Whistle Offset within the property boundaries has not been systematically explored. The Offset extends for a distance of 2.0 km across the property. Patterson further noted that other zones of Cu-PGM mineralization similar to the North, South and 2000 Zones could exist elsewhere on the property and suggested that the portion of the Offset lying between the North and South Zones and the deeper 2000 Zone is of particular interest. He recommended a program of surface drilling with borehole UTEM.

6.4.4    RECOMMENDED WORK PROGRAM AND BUDGET

Patterson suggested that the immediate high priority targets at the Norman Property are the surface and near surface mineralization known in the adjacent North and South Zones. He noted that stripping and detailed geological mapping of the North Zone and possibly the South Zone will give a good two-dimensional understanding of the distribution of the mineralization in this environment. He recommended diamond drilling to test the depth potential of these zones and provide data for a better economic evaluation. Patterson recommended that a program of 3000 ft holes be undertaken to further test the 2000 Zone.

Patterson concluded that the untested remainder of the Whistle Offset on the property, particularly between the near surface North and South Zones and the 2000 Zone, presents a high priority grass roots target area.

The above exploration program has been budgeted by Patterson at $1.1 million.

6.4.5    FNX EXPLORATION PROGRAM ON NORMAN

From the commencement of drilling with two rigs at the end of March, 2002 to May 31, 2002, 12 holes have been completed and 2 are drilling for a total of 14,902 ft. 778 samples (4,836 ft. of core) have been shipped for assay and results are pending. Three of the holes (8,707 ft.) have tested the 2000 Zone and all three have been surveyed by the UTEM downhole geophysics system. The other 11 holes (6,195 ft.) have investigated the North Zone, but these, being much shallower, were not subjected to UTEM surveys. As at May 31, 2002 assays are also pending for these holes.

The Norman property also covers approximately 2.5 km of the contact with the SIC. Compilation of the historic Inco data has indicated potential along this contact and follow up is planned.

Bush clearing and overburden stripping of the sub-outcropping North Zone commenced at the end of May, 2002 and mapping of the bedrock revealed in this program will significantly assist in the understanding of the mineralization controls at Norman. This stripping program will also investigate the relationships between the North and South zones.

6.5      KIRKWOOD PROPERTY

6.5.1    LOCATION, HISTORY & INFRASTRUCTURE

The Kirkwood Property, comprising 473.0 acres (191 ha) in three patented mining parcels, is located in Garson Twp., some 11 km north-east of Sudbury, (Figure
1). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Cu-Ni sulphide mineralization was discovered 1892 and the Kirkwood Property was purchased by Mond Nickel. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The Kirkwood Property was acquired by Inco following its merger with Mond Nickel and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 2,145 ft. (650 m). A total of 2,488,000-tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East ore bodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit between 1970-1972. The total historical production from the Kirkwood Property was 2,695,000 TONS GRADING 1.00% Cu AND 0.90% Ni. Exploration drifts were driven on the 1000 and 2000 ft Levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977. No exploration activity or expenditures were carried out on the Kirkwood property over the three years prior to the Effective Date of the Option to Purchase Agreement.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2100 ft. Level development occurs on the 100, 200, 300, 400, 600, 800, 1000, 1200, 1600 and 2000 ft Levels.
The underground workings are flooded and the shaft is capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

A closure plan will be required prior to commencing a program of advanced exploration or mine development.

6.5.2    PROPERTY GEOLOGY & MINERALIZATION

The Kirkwood Property is located towards the south-east end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones. An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury breccia, which parallels the norite contact.

6.5.3    TARGETS

Cu-Ni-PGM sulphide mineralization at Kirkwood has been defined in six distinct zones. These are the Main, East, West, Lower East, Quartz Diorite and 3800 Zones. The higher-grade Main and East ore bodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 Zones contain low-grade Cu-Ni-PGM mineralization which has not been mined. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

The WEST ZONE consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2000 ft west of the main shaft, dips steeply south and has an average thickness of 30 ft. Cu-Ni-PGM mineralization has been defined from surface to a depth of 4300 ft. Below this level the zone is unexplored. Two areas of elevated PGM values (>0.044 oz/ton) have been defined within the larger West Zone mineral envelope and a digital assessment and compilation of the available diamond drilling results and possible follow up diamond drilling is recommended.

The LOWER EAST AND 3800 ZONES are combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>0.044 oz/ton) that plunges to the east at 55(degrees). Both zones have been partially defined by underground drillholes.

The Lower East Zone lies between the 2000 and 3000 Levels up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 ft.

The 3800 Zone of Cu-Ni-PGM mineralization is situated on the 3800 Level, centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft. Six drillholes yielded 7 intersections, five of which are greater than 10 ft and range from 2.9 to 81.2 ft. Intersections include

         o    3.98% Cu, 2.51% Ni, 0.04 OZ/T TPM OVER  2.9 FT.
         o    2.31% Cu, 1.28% Ni, 0.09 OZ/T TPM OVER 29.0 FT.
         o    0.99% Cu, 1.19% Ni, 0.05 OZ/T TPM OVER 81.2 FT.

Patterson (2001) recommended that a digital compilation of the Lower East Zone and the elevated PGM envelope be undertaken. Depending on the results of this compilation, a follow-up drilling program may be warranted with in-hole UTEM-4 surveys. This will explore the area between the two zones and the untested area below the 4000 Level.

6.5.4.   RECOMMENDED WORK PROGRAM AND BUDGET

All the exploration targets at Kirkwood are deep (below the 2000 Level) with existing drill intersections, for the most part, of marginal economic grade. Success at depth will require a substantial tonnage (>10 million tons) at grades in excess of 3% Cu+Ni to justify underground development. Though this project does not warrant a substantial exploration effort at this time, Patterson proposed a detailed review of the data to determine if more favourable targets exist on this property.

A budget of $91,000 was proposed by Patterson to undertake the recommended program.

Data accumulation has begun on this project and a complete evaluation of this databank, integrated with the results of a helicopter-borne EM survey, underway as at May 31, 2002, will permit planning of the next phase of this program.

6.6      NORTH RANGE FOOTWALL EXPLORATION PROJECT

As noted above all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West and Hardy) occur within an extensively mineralized 8.5 km-long portion of the North Range of the SIC. The Inco and Falconbridge properties covering the eastern half of the Levack Embayment host important footwall-type orebodies. There has been very little exploration of the footwall rocks in the western half of the Embayment and which is now held by the Corporation. Patterson (2001) noted that this is an important exploration target and some 50% of this prolific target area is covered by the Corporation's McCreedy West and Levack Properties. Limited exploration to date in the footwall rocks to the north of these mines has demonstrated potential for this belt.

Within the McCreedy West Property previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-PGM sulphide mineralization. On the adjacent Levack Property the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of footwall Sudbury Breccia with minor chalcopyrite mineralization. Patterson is of the opinion that these findings suggest that a significant zone of Cu-PGM mineralization could occur in this area proximal to surface and that an exploration program is warranted to test this relatively unexplored area.

The belt to be explored is 4 km long by 1 km wide and, following data compilation, and other preparatory work, Patterson recommended drilling a series of deep holes. These holes, spaced at 400 m intervals along strike, will be drilled to 1500 m depth, and will serve as a platform for in-hole UTEM surveys to locate any off-hole anomalies which will be tested by wedging from the original hole.

Patterson proposed a budget of $2.06 million to carry out the initial exploration on this early stage exploration program.

6.6.1    FNX EXPLORATION PROGRAM ON THE FOOTWALL PROJECT

The drilling program has begun on this project with one diamond drill rig. The objective of this program is to test the footwall potential by drilling a series of holes which will serve as a platform for UTEM surveys. A best case scenario will return ore grade intersections in one or more holes. It is anticipated that the UTEM surveys from the completed holes will test the ground between the holes for any conductors which might be related to mineralization. No results have as yet been released.

7.       BUDGET

The work program as outlined above and detailed in the Property Report was budgeted at $14.0 million including administration and contingency allowances. The objective of this work program is to identify at an early stage those of the properties with the potential to be a producer in the near term. The work program recommended by Patterson for the McCreedy West and Levack Properties includes surface diamond drilling, rehabilitation of the ramp and underground workings, and underground drilling. As this program progresses, a priority will be an assessment of the economic viability of these two properties. If this assessment is positive, it is anticipated that funds will be reallocated to mine development. Patterson noted that all components of the program were flexible in that full expenditure of the budgeted amount will depend on positive results. However, he also noted that, in the event of success in the program, uncommitted funds would be available to aggressively pursue successful programs.

8.       GEOPHYSICS

The Corporation is conducting airborne, ground, and borehole geophysical surveys on its Properties to explore for nickel-copper sulphides with associated precious metals. The surveys are mainly based on electromagnetic techniques that can energize the conductive sulphide mineralization without making direct contact with the ground.

AIRBORNE GEOPHYSICS

An airborne electromagnetic ("EM") and magnetic survey is currently underway over all of the Properties using the AeroTEM system. The survey, totalling approximately 800 line km, began in the last week of May, 2002 and completion is expected by mid June, 2002. AeroTEM is a helicopter-borne system that uses a high moment transmitter to achieve better depth penetration (approximately 200 m) than conventional helicopter

EM systems, and a closely spaced transmitter-receiver configuration to provide better spatial resolution than conventional fixed-wing EM systems.

GROUND GEOPHYSICS

UTEM electromagnetic (University of Toronto ElectroMagnetic) surveys will be carried out in areas of geological interest, and to follow up anomalies detected from the airborne survey. The UTEM system is a large-loop method designed for deeper exploration programs.

Induced Polarization ("IP") surveys will be carried out on selected properties to explore for disseminated sulphide within the footwall where mineralization is typically elevated in precious metals, but does not have enough pyrrhotite
(FeS2) to be electrically conductive.

BOREHOLE GEOPHYSICS

Borehole UTEM surveys are being routinely carried out in all boreholes drilled deeper than 200 m below surface to test for conductive anomalies that could represent economic sulphide targets. The UTEM system can detect conductors up to 200 m away from the borehole depending on the size of the target and has proved to be a very successful exploration tool in the Sudbury Basin.

9.       CORE HANDLING, SAMPLING METHODOLOGY AND ANALYTICAL TECHNIQUES

9.1      SAMPLING OF DRILL CORE

The drill core is processed at the Corporation's secure core handling facility in Sudbury, Ontario. The core is logged, and marked for sampling by qualified personnel. The core to be sampled is sawn in half; one half of the sawn core is securely bagged and the remaining half is retained in the core box for future reference and study. All retained drill core is stored in secure facilities.

9.2      SAMPLE PREPARATION

The bagged core samples are shipped by commercial transport to ALS Chemex sample preparation facility in Mississauga, Ontario. ALS Chemex crushes the samples to 10 mesh and a 250-gram split of the crushed sample is pulverized to -200 mesh. A 100-gram split of the pulp is shipped to the ALS Chemex laboratory in Vancouver for assaying. Remaining crushed sample material and pulverized rejects are stored at the ALS Chemex sample preparation lab in Mississauga.

9.3      ASSAY METHODOLOGY

All ALS Chemex Sample Preparation facilities and Analytical Laboratories are registered under the ISO 9001:2000 quality standard. Assays for base metals are done by ICP-AES (Inductively Coupled Plasma - Atomic Emission Spectroscopy) following Sodium Peroxide Fusion. Assays for Precious Metals (Pt, Pd Au) are carried out by ICP-MS (Inductively Coupled Plasma - Mass Spectrometry).

9.4      QUALITY ASSURANCE/QUALITY CONTROL (QA/QC)

9.4.1    LABORATORY STANDARDS

ALS Chemex participates in a CANMET managed laboratory proficiency program. Standard operating procedure at ALS Chemex includes a relatively rigorous internal QA/QC program which includes analysis of standards and blanks, regular screen tests, and analysis of sand wash. Quality work is assumed and the arms-length QA/QC program to monitor the laboratory includes:

o        Analyses of standard material
o        Preparation and analyses of blank samples
o        Repeat Analyses
o        Monthly compilation and reporting


9.4.2    FNX STANDARDS

Three standards are used by the Corporation:

1.       SUD-2 (an in-house INCO standard)

2.       PTC-1a (a CANMET precious metal standard)

3.       FNX Pulp Rejects

All standards are assigned a sample number by the Corporation. SUD-2 is used routinely, being inserted every 40th sample. The precious metal standard (PTC-1a) has higher and more accurately established PM concentrations. It is used (i.e. inserted) in sample sequences where precious metals are known or targeted. The rate of use of PTC-1a is therefore dependent on the mineralogy of the deposits being drilled.

The Corporation's Pulp rejects (i.e. pulps of samples previously submitted by the Corporation and analysed by Chemex) are inserted randomly at a rate of 2 per 100 total samples and occasionally in place of SUD-2. The use of the Corporation's pulps in this manner could otherwise be referred to as "dummy" samples where their purpose is to ensure laboratory analysis of the standards.

9.4.3    FNX BLANK SAMPLES

Blank samples consist of drill core from an unmineralized geological environment and have been confirmed by logging to be unaltered or unmineralized. The purpose of the blank sample is to monitor for sample 'carry-over' in sample preparation. The blank is inserted as a sample of the Corporation in numerical sequence within a mineralized zone. Approximately 1-2 blanks are inserted per 100 total samples. (Paterson notes that the use of the term 'blank' here differs from the use of blank where it is essentially an 'empty' sample in a crucible).

9.4.4    REPEATS

Repeats consist of:

1. those samples for which the geologist requires a repeat analysis based on reconciliation of logging and assay results; and

2. approximately 3% of the samples analyzed over the previous month. The repeats will consists of the analysis of pulps and the preparation and analysis of pulps from coarse rejects. The 3% of the samples will be randomly selected and the repeat analyses completed at other laboratories as well as at ALS Chemex.

9.4.5    COMPILATION AND REPORTING

The QA/QC data is evaluated as it is received. It consists of both an evaluation of the ALS Chemex internal data and the Corporation's standard and blank data. It is compiled and reported on a monthly basis which includes:

o        Compilation and description of QA/QC data received
o        Calculation and plotting of standard data statistics
o Evaluation and plotting of blank samples (e.g. Sulphur vs sample number)
o        Plotting of paired data (i.e. repeat analyses)

10.      BUDGET & EXPENDITURES

The budget and allocation thereof, as proposed in the Property Report is shown in Table 5.

                          TABLE 5:  SUDBURY PROJECT - BUDGET

              -------------------------------------------------------------
              PROPERTY                                           TOTAL ($)
              -------------------------------------------------------------
              Victoria                                           2,376,440
              -------------------------------------------------------------
              McCreedy West                                      4,918,650
              -------------------------------------------------------------
              Levack                                             2,958,450
              -------------------------------------------------------------
              Norman                                             1,097,470
              -------------------------------------------------------------
              Kirkwood                                              90,750
              -------------------------------------------------------------
              North Range Footwall                               2,057,000
              -------------------------------------------------------------
              Unallocated Exploration                              500,000
              -------------------------------------------------------------
              TOTAL                                            $13,998,760
              -------------------------------------------------------------
              Say                                              $14,000,000
              -------------------------------------------------------------

Expenditures to May 31, 2002 amount to approximately $2,650,350.

11.      ABBREVIATIONS AND CONVERSIONS

         -----------------------------------------------------------------------
                                                                 CHEMICAL
         ABBREVIATION     METAL         MINERALS                 FORMULA
         -----------------------------------------------------------------------
         Au               Gold                                   Au
         -----------------------------------------------------------------------
         Co               Cobalt
         -----------------------------------------------------------------------
         Cu               Copper        Chalcopyrite             CuFeS2
         -----------------------------------------------------------------------
         Ni               Nickel        Pentlandite, Millerite   (FeNi)S;  NiS
         -----------------------------------------------------------------------
         Pd               Palladium
         -----------------------------------------------------------------------


         -----------------------------------------------------------------------
                                                                 CHEMICAL
         ABBREVIATION     METAL         MINERALS                 FORMULA
         -----------------------------------------------------------------------
         Pt               Platinum
         -----------------------------------------------------------------------
                                        Pyrrhotite               Fe1-XS
         -----------------------------------------------------------------------
         Ag               Silver
         -----------------------------------------------------------------------

Additional abbreviations are as follows: PGM- Platinum Group Metals = Pt + Pd
                                         TPM - Total Precious Metals = PGM + Au

It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.

The following table will assist in conversions from metric to imperial equivalents.

           --------------------------------------------------------------------
           TO CONVERT FROM         TO                          MULTIPLY BY
           --------------------------------------------------------------------
           Centimetres             Inches                      2.54
           --------------------------------------------------------------------
           Metres                  Feet                        3.218
           --------------------------------------------------------------------
           Kilometres              Miles                       0.621
           --------------------------------------------------------------------
           Hectares                Acres                       2.471
           --------------------------------------------------------------------
           Tonnes                  Short tons                  1.102
           --------------------------------------------------------------------
           Grams                   Ounces (Troy)               0.032
           --------------------------------------------------------------------
           Grams per tonne         Ounces (Troy) per ton       0.029
           --------------------------------------------------------------------


The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.

[FNX LOGO]

                                     [MAP]

                                   APPENDIX B



                    SEE ANNUAL FINANCIAL STATEMENTS ATTACHED

Document 4.  Annual Information Form for the year ended December 31, 2002 dated May 9, 2003.

                             FNX MINING COMPANY INC.








                             ANNUAL INFORMATION FORM





                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                DATED MAY 9, 2003

                             -----------------------

                                                 TABLE OF CONTENTS


GLOSSARY OF TERMS...................................................2


CORPORATE STRUCTURE.................................................7


GENERAL DEVELOPMENT OF THE BUSINESS.................................7


NARRATIVE DESCRIPTION OF THE BUSINESS..............................10


SELECTED FINANCIAL INFORMATION.....................................13


MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS............15


DIRECTORS AND OFFICERS.............................................15


MARKET FOR SECURITIES..............................................16


SHARE CAPITAL......................................................16


ADDITIONAL INFORMATION.............................................16


APPENDIX A........................................................A-1

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

         Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH THE CORPORATION HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, THE CORPORATION ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO THE CORPORATION.

                                GLOSSARY OF TERMS

The following capitalized terms used herein have the meanings set out below:

Ag                                   Silver.

Au                                   Gold.

BHID                                 Borehole Identification Number.

BLEBBY                               Containing blebs, or characterized by blebs which are globular in shape.

BRECCIA                              A rock  dominated  with  angular  fragments  within a finer  grained  matrix and usually a product of faulting.

CHALCOPYRITE                         Copper Iron Sulphide - CuFeS2 .  The main ore of copper.

CLOSURE PLAN                         An environmental plan covering the closure of a mining operation.

Co                                   Cobalt.

CONTACT                              DEPOSITS In the Sudbury Camp these are
                                     deposits occurring at the contact between the Sudbury Igneous Complex (SIC) and the footwall country rocks.

Cu                                   Copper.

DEPOSIT                              A mineralized body which has been
                                     physically delineated by sufficient
                                     drilling, trenching, and/or underground
                                     work, and found to contain a sufficient
                                     average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves.

DEVELOPMENT                          The preparation of a known commercially mineable deposit for mining.

DEVELOPMENT STAGE                    A company is in the  development  stage when it is engaged in the preparation of an  established  commercially  mineable  deposit  (reserves)  for its extraction which is not in the production stage.

DIORITE                              Fine grained basic igneous rock. Usually intruded as a dyke.

DIP                                  The  inclination  of a geologic  structure  (bed,  vein,  fault,  etc.) from the horizontal; dip is always measured downwards at right angles to the strike.

DISSEMINATIONS                       Mineralization distributed between the grains in a rock.

DOWN DIP                             Down the plane of the dip; opposite to up dip.

DYKE                                 A long mass of erruptive rock.

EMBAYMENT                            A topographic  irregularity in the footwall in which mineralizing  solutions may pond and give rise to orebodies.

EXPLORATION STAGE                    A company is in the exploration stage
                                     when it is engaged in the search for
                                     mineral deposits which are not in either
                                     the development or production stage.

FELSIC (NORITE)                      An iron/silica rich rock.

FOOTWALL DEPOSITS                    Mineralization  in the  footwall  below  the  contact  with the  SIC.  Primarily fracture and vein type of mineralization.

FRACTURE FILLINGS                    Material infilling fractures.

GABBRO                               A coarse grained calcic igneous rock.

GEOLOGICAL SURVEY                    The  exploration of an area through the use of physical  properties  relating to geology i.e. mapping.  Geophysical methods include seismic,  magnetic,  gravity, induced polarization and other techniques.

GNEISS                               A metamorphic rock showing banding and resulting from regional metamorphism.

GNEISSIC                             Term applied to the texture of gneiss.

GRADE                                The  amount of  valuable  metal in each  tonne of ore,  expressed  as % for base metals and as grams per tonne for precious metals.

GRANITIC PLUTONS                     Large intrusions of acid igneous rocks.

GRANODIORITE                         A quartz rich diorite with >10% K feldspar.

GRAVITY ANOMALY                      A geophysical anomaly based on density differences.

GREYWACKE SANDSTONES                 A green/grey, granular sedimentary rock.

HAULAGE DRIFT                        An underground tunnel for hauling materials and rock.

IN-FILL DRILLING                     More detailed drilling generally used to follow up a discovery hole.

JOINT FILLINGS                       The material infilling joints in rocks.

Ma                                   Time measure. Millions of Years ago.1825 Ma=1.825 billion years.

MAFIC INTRUSIVE                      An intrusion rich in iron and magnesia and low in silica.

METAGABBRO                           Metamorphosed gabbro.

METASEDIMENTARY                      Metamorphosed sedimentary rock.

MICROPEGMATITE                       A pegmatite (dyke rock)  with small fragments and inclusions.


MIGMATITES                           A textural term describing rocks of mixed
                                     igneous and metamorphic origin, such as
                                     bands, veins and pods of igneous rocks in a
                                     metamorphic host.

MINERALIZATION                       A natural aggregate of one or more metallic minerals.

MINERALIZED                          Mineral-bearing; the minerals may have been
                                     either a part of the original rock unit or
                                     injected at a later time.

MINERAL RESERVES AND MINERAL         Have the meaning  ascribed to such terms by the  Canadian  Institute  of Mining,
RESOURCES                            Metallurgy  and  Petroleum,  as the  CIM  Standards  on  Mineral  Resources  and
                                     Reserves Definitions and Guidelines adopted
                                     by CIM Council on August 20, 2000 as those
                                     definitions may be amended from time to
                                     time by the Canadian Institute of Mining,
                                     Metallurgy and Petroleum.

MINING CLAIM/MINERAL CLAIM           That portion of public
                                     or private mineral lands which a party has
                                     staked or marked out in accordance with
                                     federal, provincial or state mining laws to
                                     acquire the right to explore for and
                                     exploit the minerals under the surface.

NET SMELTER RETURN ROYALTY/NSR       A phrase used to
                                     describe a royalty payment made by a
                                     producer of metals based on gross metal
                                     production from the property, less
                                     deduction of certain limited costs
                                     including smelting, refining,
                                     transportation and insurance costs.

Ni                                   Nickel.

Ni-Cu-PGM                            Nickel-copper-platinum group metals.

NORITE                               A dark coloured igneous rock with pyroxene.

ORE                                  A metal or mineral or  combination  of these of  sufficient  value as to quality and quantity to enable it to be mined at a profit.

ORE BODY (IES)                       A body(ies) of rock containing economically extractable ore minerals.

Pd                                   Palladium.

PENTLANDITE                          Iron-nickel-sulphide.

PGM                                  Platinum Group Metals.

PIPE                                 A rod shaped ore shoot.

PLUNGE                               The angle between any inclined plane and the horizontal  plane. The term is used to designate the inclination of the axis of an oreshoot.

Pt                                   Platinum.

PYRRHOTITE                           Magnetic iron sulphide.

RECLAMATION                          The process by which lands disturbed as a
                                     result of mining activity are reclaimed
                                     back to a beneficial land use. Reclamation
                                     activity includes the removal of buildings,
                                     equipment, machinery and other physical
                                     remnants of mining, closure of tailings
                                     impoundments, leach pads and other mine
                                     features, and contouring, covering and
                                     re-vegetation of waste rock piles and other
                                     disturbed areas.

RECOVERY                             A term used in process metallurgy to
                                     indicate the proportion of valuable
                                     material obtained in the processing of ore.
                                     It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

REFINING                             The final stage of metal  production in which impurities are removed from molten metal.

RILL                                 Irregular furrow-like physical feature.

SCHISTOZE                            The cleavage in rocks that are sufficiently  recrystallized  to be termed schist or gneiss.  Usually in metamorphic rocks.

SEDIMENTARY ROCK                     Rocks formed from material derived
                                     generally by erosion of other rocks and
                                     laid down by a chemical or mechanical
                                     process i.e., limestone, shale and
                                     sandstone.

SHAFT A vertical or steeply inclined passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

STRIKE The direction of the line of intersection of a bed or vein with the horizontal plane.
                                     The strike of a bed is the direction of a straight line that connects two points of equal elevation on the bed.

STRINGERS                            Narrow veins indicating proximity to larger systems.

TAILINGS The material that remains after all metals considered economic have been removed from ore during milling.

TPM                                  Total Precious Metals. In this case Platinum+ Palladium+Gold.

TURBIDITE SEQUENCE                   Sediment deposited as a result of an underwater slump or avalanche.

ULTRAMAFIC                           Rocks which are very basic (high in magnesia and iron)in  composition as opposed to acidic. Usually host to nickel deposits.

XENOLITH                             A foreign piece of rock that became
                                     enclosed in igneous rock prior to its
                                     solidification, thus forming an inclusion.


         The terms "associate", "affiliate" and "subsidiary" have the meanings ascribed to such terms in the SECURITIES ACT (Ontario).

The following abbreviations of measurements are used herein:

Ha = hectares                     m = metres
Km = kilometres                   Mamsl = metres above mean sea level

Conversion into imperial equivalents is as follows:


        TO CONVERT FROM           TO                            MULTIPLY BY
        Centimeters               Inches                        2.54
        Millimetres               Inches                        25.4
        Meters                    Feet                          3.281
        Kilometers                Miles                         0.621
        Hectares                  Acres                         2.471
        Tonnes                    short tons                    1.102
        Grams                     ounces (Troy)                 0.032
        grams per tonne           ounce (Troy) per ton          0.029


The factor used to convert ounces (troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.

                               CORPORATE STRUCTURE

NAME AND CORPORATION

         FNX Mining Company Inc. (the "Corporation") was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) as "Fort Knox Gold Resources Inc." by articles of incorporation dated June 26, 1984. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Corporation is also a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Quebec. By articles of amendment effective June 20, 2002, the Corporation changed its name to "FNX Mining Company Inc."

         The registered office of the Corporation is located at 200 King Street West, Suite 2300, Toronto, Ontario, M5H 3W5 and the principal office of the Corporation is located at 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

         The business of the Corporation consists of all phases of mineral exploration and development with a particular emphasis on exploration for commercial deposits of base and precious metals, including platinum-palladium and gold. The Corporation does not have any material subsidiaries.

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

         The Corporation was founded in 1984 as Fort Knox Gold Resources Inc. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November, 1984. Effective June 20, 2002 the Corporation changed its name to "FNX Mining Company Inc."

         The following table lists all material distributions of securities made by the Corporation since March 15, 2000:

                                                       NUMBER AND                 PRICE PER       AGGREGATE
DATE OF DISTRIBUTION       METHOD OF DISTRIBUTION      TYPE OF SECURITY           SECURITY        GROSS PROCEEDS
--------------------       ----------------------      ----------------           --------        --------------
March 15, 2000             Private placement           517,241 flow through          $0.29            $ 150,000
                                                       Common Shares

May 10, 2001               Private placement           3,300,000 Special             $0.40           $1,320,000
                                                       Warrants(1)

January 10, 2002           Private placement           8,000,000 Common              $1.00           $8,000,000
                                                       Shares(2)

January 10, 2002           Property acquisition        3,006,324 Common              $1.00           $3,006,324
                                                       Shares(3)

January 11, 2002           Exercise of special         375,000 Common Shares           N/A                  N/A
                           warrants

May 10, 2002               Exercise of special         2,925,000 Common Shares         N/A                  N/A
                           warrants

July 22, 2002              Short form prospectus       5,000,000 Common Shares       $5.00          $25,000,000
                           offering

July 22, 2002              Private placement           1,000,000 flow-through        $6.00           $6,000,000
                                                       Common Shares

(1)      Each special warrant was subsequently exercised to acquire one Common
         Share.
(2) Comprised of 4,000,000 flow-through Common Shares and 4,000,000 Common Shares (which were not flow-through Common Shares) and accompanied by 2,000,000 share purchase warrants exercisable at $1.25 until January 10, 2003, all of which were exercised.
(3) Accompanied by 496,879 share purchase warrants exercisable at $1.25 until January 10, 2003, all of which were exercised.

SIGNIFICANT ACQUISITIONS - ACQUISITION OF INCO PROPERTIES

         On November 29, 2001 the Corporation and Inco Ltd. ("Inco") entered into a definitive agreement (the "Option to Purchase Agreement") to acquire a 100% interest in five mineral properties of Inco located in the Sudbury Basin, Ontario (collectively, the "Properties"), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties (the "Inco Acquisition"). The Option to Purchase Agreement became effective January 10, 2002 (the "Effective Date"). As partial consideration for the Option to Purchase Agreement, on January 10, 2002 the Corporation issued to Inco 3,006,324 Common Shares and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. All of the share purchase warrants issued to Inco were exercised during January 2003. On the Effective Date, Inco was an insider of the Corporation as it owned more than 10% of the outstanding Common Shares as of such date.

         The Option to Purchase Agreement includes the following additional terms:

o In order to exercise the option to acquire the Properties (the "Option"), expenditures totalling Cdn. $30 million (the "Expenditure Requirement") are required to be incurred on the Properties over a 52 month period (the "Option Period") commencing the Effective Date of which Cdn. $14 million in expenditures were committed to be spent by April 10, 2003 (the "First Tranche"). The Corporation has satisfied the First Tranche of the Expenditure Requirement as an aggregate of $21.1 million was spent on the Properties from January 10, 2002, to May 9, 2003.

o Inco has the right to nominate up to 20% of the number of the Corporation's directors to be elected at each annual meeting of the shareholders of the Corporation (the "Nomination Right"). As at May 9, 2003, Inco had no nominees on the board of directors.

o If the Corporation discovers a new deposit on any of the Properties that contains mineral resources in value (based on then current metal prices) of at least 600 million pounds of nickel, Inco has a right to retain or reacquire a 51% interest in such a new deposit (the "Back-in Right"). During the Option Period, Inco can elect to retain a 51% interest in such a new deposit by spending an amount equal to 200% of the Corporation's previous expenditures on the new deposit. After the expiry of the Option Period, Inco may elect to reacquire a 51% interest in such a new deposit, by bringing the new deposit into commercial production without recourse to the Corporation. Until Inco achieves payback, it shall receive 80% of net revenues from production from the new deposit. If Inco retains or reacquires a 51% interest in a new deposit, Inco and the Corporation will form a joint venture, with Inco as the operator, to hold and operate the new deposit.

o At any time when Inco holds more than 10% of the outstanding Common Shares, Inco has a pre-emptive right to participate in up to 20% of all private and public distributions of securities of the Corporation (the "Pre-emptive Right") to raise funds for the exploration, development or mining of the Properties subject to compliance with the rules and guidelines of the Toronto Stock Exchange (the "TSX") and applicable laws.

o Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The Corporation is responsible for all environmental liabilities incurred on the Properties that result from the actions of the Corporation after the Effective Date.

o Inco has a right of first offer to purchase any interest in the Properties that the Corporation proposes to sell to an arm's-length third party (the "Right of First Offer").

         On the Effective Date, the Corporation and Inco entered into an off-take agreement (the "Off-take Agreement") granting Inco the right (the "Purchase Right") to purchase all mineral products produced on the Properties by the Corporation. Pursuant to the Off-take Agreement, Inco is required to pay the Corporation for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges. Inco has the right to refuse to purchase any mineral products that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such mineral products, in which case, the Corporation is entitled to have such mineral products processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious metals.


         The Corporation has entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which became effective on the Effective Date, pursuant to which Dynatec has the right to acquire 25% of the Corporation's interest in the Option to Purchase Agreement. The Corporation's share of the $21.1 million in expenditures spent on the Properties to May 9, 2003 was $13.6 million with an additional $7.5 million contributed by Dynatec. Inco's Right of First Offer does not apply to any transfer of interest in the Properties between the Corporation and Dynatec. By December of 2003 the Corporation expects to exceed the remaining portion of its share of expenditures in the amount of $6.7 million on the Properties. The Corporation expects to commence production on the Properties in the second quarter of 2003.

TECHNICAL REPORTS

         Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC. ("Patterson") prepared a report for the Corporation dated November 7, 2001, relating to the Properties, entitled Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) which report was updated May 9, 2003 to reflect further exploration to April 30, 2003 (such report, as updated, is referred to herein as the "Patterson Property Report"). Set forth as Appendix A to this annual information form is a summary of the Patterson Property Report which has been prepared under the authority, and with the consent of Patterson and in some cases is an extract from the Patterson Property Report.

         Roscoe Postle Associates Inc. ("RPA") prepared a report for the Corporation dated March 5, 2003, relating to one of the Properties, entitled "Review of Mineral Resources of McCreedy West Mine Property" (the "RPA Property Report"). Set forth at pages one through seven of the RPA Property Report (which is available on SEDAR) is a summary of the RPA Property Report which has been prepared by RPA and is herein incorporated by reference.

TRENDS

The Corporation is engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The market price of platinum rose steadily over the three years prior to 2001 and recently hit a 23 year high driven by supply shortfalls caused by increases in demand for platinum. The market price of palladium has also peaked during the past three years and has since fallen from its peak and is expected to stabilize in the US $150-200 range during 2003. Although, the price of copper has been depressed for the past several years, prices for this metal are also recovering as the world's economy improves. The price of nickel has been strong to moderate for the past several years and the market for nickel has more recently tightened as a result of rising demand, slowing supply growth and declining inventories. All these factors have resulted in the average spot nickel price moving from US $2.70 per pound in 2001 to US $3.07 for 2002 while spot prices in March 2003 moved to just below US $4.00 per pound. The price of nickel recently retreated to the US $3.60 per pound level. Demand for nickel, driven by China and low nickel inventories, is expected to continue to put upward pressure on nickel prices.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PROPERTIES

         The Corporation's current business is conducted primarily in Ontario, Canada. As at the date hereof, the Inco Properties constitute the only material properties of the Corporation. The Corporation also holds interests in a number of other base metal properties, including platinum-palladium properties, a summary of which is provided below:

           CANWELL PROPERTY, ALASKA

         On August 22, 2001, the Corporation announced that it had optioned the Canwell property (comprising 44 state claims, or 2.75 square miles) of three groups of contiguous claims totalling 827 mining claims in the State of Alaska to Nevada Star Resources Corp. ("Nevada Star"). Nevada Star can acquire a 60% interest in the Canwell property by spending U.S. $600,000 and issuing 200,000 Nevada Star common shares to the Corporation over a four year period. After Nevada Star earns a 60% interest in the Canwell property, the companies will form a joint venture and will fund all future expenditures in proportion to their venture interests. Nevada Star will be the operator and conduct all exploration activities on the property. The Corporation's interests in the Canwell property are in good standing.

           LARDER LAKE PROPERTY, ONTARIO

         In October of 1998 the Corporation entered into an option/joint venture agreement on the Cheminis, Bear Lake, and Fernland mineral properties, held by NFX Gold Inc. ("NFX") in the Larder Lake area of northeastern Ontario (collectively called the "Larder Lake Property"). The Larder Lake Property covers 4.5 km of strike length of the Larder Lake Break. In 1999, the Corporation earned an undivided 25% interest in the Larder Lake Property after making a cash payment of $12,500 and expending $1 million on exploration on the property. NFX and the Corporation have formed a joint venture to manage the Larder Lake Property. NFX, the joint venture operator, is maintaining the Larder Lake Property on a standby basis.

           GUNSITE PROPERTY, ALASKA

         The Corporation currently owns a 100% interest in the 7,560 acre property in Alaska (the "Gunsite Property"). The Gunsite Property is located about 90 miles north of Anchorage, Alaska. The Corporation is actively seeking a joint venture partner to participate in and fund the next phase of work on the Gunsite Property.

EMPLOYEES

         The Corporation had 38 full-time employees as at May 9, 2003. The Corporation also engages independent contractors and consultants from time to time to carry on business. The Corporation anticipates hiring additional people as its infrastructure requirements increase as it further explores and develops the Properties.

COMPETITIVE CONDITIONS

         The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. As well, the Corporation competes with other companies for the recruitment and retention of qualified employees. Finally, the Corporation competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital.

         The ability of the Corporation to acquire properties depends on its ability to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of base metals and gold mined or discovered by the Corporation. Base metal and gold prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See "Risk Factors".

RISK FACTORS

           MINING INDUSTRY

         The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Corporation will result in a profitable commercial mining operation.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

         Mining operations generally involve a high degree of risk. The Corporation's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

         The Corporation's activities are directed towards the search, evaluation and development of mineral deposits. Some of the mineral properties in which the Corporation has an interest contain no known body of commercial ore and any exploration programs thereon are exploratory searches for ore while other properties in which the Corporation has an interest are subject to preliminary stages of exploration and development programs only. There is no certainty that the expenditures to be made by the Corporation as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

           GOVERNMENT REGULATION

         The exploration activities of the Corporation are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Corporation's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

         Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

         Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

         Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

           PERMITS AND LICENCES

         The exploitation and development of mineral properties may require the Corporation to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Corporation will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

           ENVIRONMENTAL RISKS AND HAZARDS

         All phases of the Corporation operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased finds and penalties for noncompliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the properties. The Corporation may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

         Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Corporation may become subject to liability for hazards that cannot be insured against.

           COMMODITY PRICES

         The profitability of mining operations is significantly affected by changes in the market price of base metals and gold. The level of interest rates, the rate of inflation, world supply of base metals and gold and stability of exchange rates can all cause significant fluctuations in base metal and gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and gold has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and gold, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Corporation will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and gold may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

           UNINSURED RISKS

         The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

           CONFLICTS OF INTEREST

         Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

           LAND TITLE

         The Corporation has not obtained title opinions with respect to any of its properties and, consequently, no assurances can be given that there are no title defects affecting such properties.

           JOINT VENTURE

         The Corporation may enter into one or more joint ventures in the future, in addition to the joint venture with Dynatec. See "General Development of the Business - Significant Acquisitions - Acquisition of Inco Properties." Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Corporation may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.

                         SELECTED FINANCIAL INFORMATION

         The following table sets forth selected financial information of the Corporation for the fiscal years ended December 31, 2002, December 31, 2001 (comprised of six months) and June 30, 2001. The Corporation's audited financial statements for the fiscal year ended December 31, 2002 are attached hereto as Appendix C. The following summary of selected audited financial information is derived from, and should be read in conjunction with, and is qualified in its entirely by reference to the Corporation's audited financial statements, including the notes thereto, for the fiscal years ended December 31, 2002, December 31, 2001 (comprised of six months) and June 30, 2001:

                                                         YEAR ENDED      SIX MONTHS ENDED           YEAR ENDED
                                                       DECEMBER 31,          DECEMBER 31,             JUNE 30,
-------------------------------------------------- --------------------- ---------------------- ----------------------
                                                           2002                  2001                   2001
-------------------------------------------------- --------------------- ---------------------- ----------------------
Interest Income                                            $481,356              $19,668               $28,777
Administration Expenses                                  $1,310,677             $187,568              $161,794
Prospecting Expenses                                        $19,536              $53,312               $59,165
Operating Loss (Before Mineral Exploration
Properties Written Off)                                    $867,715             $222,011              $193,555
Mineral Exploration Properties Written Off               $2,962,012             $272,089               $78,628
Net Loss                                                 $3,829,727             $336,675              $272,183
Loss per Share                                                $0.13                $0.03                 $0.02
BALANCE SHEET INFORMATION                          AS AT DEC. 31, 2002    AS AT DEC. 31, 2001    AS AT JUNE 30, 2001
Cash and short term deposits                            $30,932,615           $1,036,048            $1,329,070
Current Assets                                          $31,950,893           $1,168,183            $1,438,055
Mineral exploration properties                          $12,879,681           $5,469,721            $5,436,204
Current Liabilities                                        $992,488             $169,177               $76,659
Shareholders Equity                                     $44,090,694           $6,473,605            $6,801,280

QUARTERLY FINANCIAL INFORMATION

         The following table is a summary of selected quarterly financial information of the Corporation for each of the eight most recently completed quarters ending at March 31, 2003:

                                                                 THREE MONTHS ENDED
                                ----------------------------------------------------------------------------
                                     MARCH 31/03        DEC. 31/02          SEPT.30/02        JUNE 30/02
                                -------------------- ----------------- ------------------- -----------------
         Income                            $211,768          $283,066            $136,263           $38,642
         Expenses                          $621,196        $3,415,094            $632,703          $150,726
         Net Loss                          $409,428        $3,132,028            $496,440          $112,084
         ---------------------- -------------------- ----------------- ------------------- -----------------
         Loss per share                       $0.00             $0.10               $0.01             $0.00
         ---------------------- -------------------- ----------------- ------------------- -----------------

                                                                 THREE MONTHS ENDED
                                ----------------------------------------------------------------------------
                                     MARCH 31/02         DEC 31/01           SEPT 30/01        JUNE 30/01
                                -------------------- ----------------- ------------------- -----------------
         Income                            $ 23,385          $  6,778           $ 12,890           $  9,068
         Expenses                          $112,560          $195,800           $ 45,879           $ 81,417
         Net Loss                          $ 89,175          $189,012           $ 32,989           $ 72,349
         ---------------------- -------------------- ------------------ ------------------ -----------------
         Loss per Share                       $0.00              $0.01              $0.01             $0.01
         ---------------------- -------------------- ------------------ ------------------ -----------------

DIVIDENDS

         The Corporation does not currently have a policy of declaring or paying dividends on its Common Shares and intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the board of directors of the Corporation and will be made based on the financial condition and other factors deemed relevant by the board of directors. The Corporation has not paid any dividends since its incorporation.

             MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

GENERAL

         The Corporation is principally engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The Properties are the Corporation's most significant asset. See "General Development of the Business Significant Acquisitions - Acquisition of the Inco Properties". The Corporation also owns or has options to acquire interests in other properties, all of which are in the exploration stage and are located in Alaska and Ontario. See "Narrative Description of the Business - Principal Properties". The Corporation intends to seek joint venture partners to manage and fund exploration on its properties that are not part of the Properties.

         The Corporation's management discussion and analysis for the year ended December 31, 2002 is included in the Corporation's annual report for the year ended December 31, 2002 and is incorporated by reference into this annual information form.

                             DIRECTORS AND OFFICERS

         The name, municipality of residence and position held by each director and executive officer of the Corporation are set out below:

-------------------------------- ---------------------- --------------------- -------------------------------------------
NAME AND MUNICIPALITY OF         POSITION WITH          PERIOD OF SERVICE     PRESENT OCCUPATION IF DIFFERENT FROM
RESIDENCE                        CORPORATION                                  OFFICE HELD (1)
-------------------------------- ---------------------- --------------------- -------------------------------------------
A. Terrance MacGibbon            President, Chief       Since 1997            N/A
Oakville, Ontario                Executive Officer
                                 and Director
-------------------------------- ---------------------- --------------------- -------------------------------------------
Terrence Podolsky                Director               Since 1984            Consulting Geologist
Oakville, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
Donald M. Ross                   Director               Since 1984            Chairman of the Board of
Toronto, Ontario                                                              Jones, Gable & Co. Ltd.
-------------------------------- ---------------------- --------------------- -------------------------------------------
Robert D. Cudney                 Director               Since 1993            President and Chief Executive Officer,
Toronto, Ontario                                                              Northfield Capital Corporation
-------------------------------- ---------------------- --------------------- -------------------------------------------
Wayne G. Beach                   Director               Since 1996            Barrister and Solicitor
Toronto, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------

-------------------------------- ---------------------- --------------------- -------------------------------------------
NAME AND MUNICIPALITY OF         POSITION WITH          PERIOD OF SERVICE     PRESENT OCCUPATION IF DIFFERENT FROM
RESIDENCE                        CORPORATION                                  OFFICE HELD (1)
-------------------------------- ---------------------- --------------------- -------------------------------------------
James Ashcroft                   Director               Since 2001            Consulting Mining Engineer
Sudbury, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
Jay Goldman                      Corporate Secretary    Since 2001            Barrister and Solicitor
Toronto, Ontario
-------------------------------- ---------------------- --------------------- -------------------------------------------
James Patterson                  Vice-President,        Since 2002            N/A
Oakville, Ontario                Exploration
-------------------------------- ---------------------- --------------------- -------------------------------------------
David Constable                  Vice-President,        Since 2002            N/A
Burlington, Ontario              Investor Relations
                                 and Corporate
                                 Affairs
-------------------------------- ---------------------- --------------------- -------------------------------------------

(1) All of the foregoing directors and officers have held their present position(s) with the same or associated firms or organizations during the past five years except for James Patterson who, from October 2001 to April 2002 was a consultant to the Corporation, from 1999 to 2001, was Vice-President Exploration and a director of Crowflight Minerals Inc. and Hornby Bay Exploration Ltd. and from 1996 to 1999 was Vice-President and a director of Mispec Resources Inc.; and David Constable who, from August 1997 to May 2002 was Vice-President Investor Relations at Normandy Mining Limited and prior to August 1997 was Vice-President Investor Relations at Philex Gold Inc.

         Each director has held of the office of director since the time indicated above, and will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. The directors and officers of the Corporation own, directly or indirectly, an aggregate of 3,588,047 Common Shares as at May 9, 2003, representing approximately 9.26% of the issued and outstanding Common Shares as at May 9, 2003. Mr. Beach, a director of the Corporation, was a director and officer of Newstar Resources Inc., which, in July 1999, was subject to a cease trade order for failing to file financial statements (as a result of the bankruptcy of its subsidiary). Mr. Patterson, Vice-President of the Corporation, was a director of Mispec Resources Inc., which, in January 2000, was subject to a cease trade order for failing to file financial statements.

                              MARKET FOR SECURITIES

         The Common Shares are listed and posted for trading on the TSX under the symbol "FNX".

                                  SHARE CAPITAL

         The authorized capital of the Corporation consists of an unlimited number of Common Shares of which 38,742,169 Common Shares were issued and outstanding as at May 9, 2003. The Corporation does not currently pay and does not intend to pay any dividends on the Common Shares.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's Financial Statements for the fiscal year ended December 31, 2002.

         The Corporation will provide to any person, upon request:

     (a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

          (i) one copy of the Annual Information Form of the Corporation (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

          (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year,

          (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary prospectus or the prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any other documents referred to in
          (1)(a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

         Additional information including directors' and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

         For additional copies of this Annual Information Form please contact:

         FNX Mining Company Inc.
         7th Floor, 55 University Avenue
         Toronto, Ontario  M5J 2H7

         Tel:     (416) 628-5929
         Fax:     (416) 360-0550

         Email: info@fnxmining.com

                                   APPENDIX A

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC. ("Patterson") prepared a report for FNX Mining Company Inc. dated November 7, 2001, relating to the Properties, entitled Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) which report was updated May 9, 2003 to reflect further exploration to April 30, 2003 (the "Patterson Property Report") and is a qualified person as such term is defined in National Instrument 43-101 - STANDARDS OF DISCLOSURE FOR EXPLORATION AND DEVELOPMENT AND MINING PROPERTIES ("NI 43-101"). This Appendix A to the annual information form of FNX Mining Company Inc. dated May 9, 2003 contains a summary of the Patterson Property Report.

1.       INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the predecessor company to FNX Mining Company Inc., (the "COMPANY" or "FNX"), signed an Option to Purchase Agreement (the "AGREEMENT") with Inco Limited ("INCO") by which FNX can acquire a 100% interest in five Sudbury Basin mineral properties (the "PROPERTY") for which Inco has no current mining or development plans (the "OPTION").

The Property package includes former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Norman Property) and Kirkwood mines (Figure 1). The Option requires continuing exploration and, if warranted, development of the subject Properties under a 52 month program within which the Company must spend $30.0 million to earn its interest. In addition, the Company has committed to spend $14.0 million within the first 16 months of the Agreement. Upon signing the Agreement with Inco, the Company formed a Joint Venture with Dynatec Corporation (the "JOINT VENTURE"). This Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, will explore, develop and, if economically appropriate, mine these Properties.

The following Table demonstrates the longevity, scope and grade of the operations on the Properties acquired.

TABLE 1: SUDBURY PROJECT PROPERTIES - PRODUCTION HISTORY

------------------------------------------------------------------------------------------------------------
                                                        %                       oz/t                  g/t
------------------------------------------------------------------------------------------------------------
       PROPERTY           YEARS          TONS       Cu      Ni      Pt       Pd     Au      TPM       TPM
------------------------------------------------------------------------------------------------------------
                        1900-23          890,000  2.99     2.12   na       na      na     na
                        1973-78          650,000  1.26     0.83   na       na      na     0.07
                        -------        ---------  ----     ----   --       --      --     ----
VICTORIA                  Total        1,540,000  2.26     1.57   na       na      na     +0.06(1)    +2.0
------------------------------------------------------------------------------------------------------------
MCCREEDY WEST           1974-98       15,800,000  1.70     1.44   0.02     0.02    0.01   0.05         1.5
------------------------------------------------------------------------------------------------------------
LEVACK                  1915-29               na
                        1937-97       60,560,000  1.31     2.00   0.02     0.02    0.01   0.05         1.5
------------------------------------------------------------------------------------------------------------
NORMAN(2)               1988-91               na
                        1994-97        5,710,000  0.33     0.95   na       na      na     0.01         0.3
------------------------------------------------------------------------------------------------------------
KIRKWOOD                1914-16           71,600  1.53     2.81   na       na      na     na
                        1969-76        2,488,000  0.99     0.87   na       na      na     na
OPEN PIT                1970-72          134,800  0.96     0.53   na       na      na     na
                        -------        ---------  ----     ----
                          Total        2,694,400  1.00     0.90   na      na       na     na
------------------------------------------------------------------------------------------------------------

Notes:   (1) Total PMs estimated in line with production data from 1973-1978
             (JMP)
         (2) Production from the Whistle Mine.
             na: Not assayed or assays unavailable for these elements

[FNX LOGO]

                                     [MAP]

2.       THE SUDBURY AREA

2.1      GENERAL

The Properties, owned 100% by Inco, are located in close proximity to the City of Sudbury, in northeastern Ontario, and approximately 400 km north of Toronto. With a population of some 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration. All of the Properties are located within 35 km from Sudbury and adjacent to serviced communities with a mining tradition and base.

All Properties are accessible by wheeled vehicles on a 12-month basis and year-round mining programs can be carried out on all Properties.

The area of the Properties has a history of nickel and copper mining stretching back over 100 years with two of the world's major nickel producers, Inco and Falconbridge Limited ("FALCONBRIDGE") having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals ("Ni-Cu-PGM") ore bodies at Sudbury constitute the world's largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with production in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

2.2      PHYSIOGRAPHY AND CLIMATE

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 metres ("M") above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin which forms an elliptical ring some 60 km in the northeast direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (the "SIC"). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range respectively. The central part of the Basin is occupied by low-lying, flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8 (degrees) C in the summer to minus 8.40 (degrees) C in winter and with annual precipitation of 62.2 cm of rain and 247.5 cm of snow.

3.       GEOLOGY OF THE SUDBURY AREA

All five of the project areas lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at approximately 2700 Ma and which were deformed and exposed to peak metamorphic conditions by a 2640 Ma tectonic event.

South of the Superior Province is the Early Proterozoic Southern Province of metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at approximately 2200 Ma.

3.1      THE SUDBURY STRUCTURE

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the Sudbury Irruptive Complex ("SIC"), and formation of the well known and economically important Ni-Cu-PGM deposits.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic deformation and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

There are three main lithological components recognizable within the Sudbury
Structure:

1)   Sudbury Breccia- brecciated rocks surrounding the structure,
2)   Sudbury Igneous Complex (SIC) and
3)   The Whitewater Group sediments occupying the centre of the basin.

3.1.1    SUDBURY BRECCIA

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the host rocks to the Sudbury Structure that form the footwall to the SIC. This impact-derived brecciation is commonly referred to as "SUDBURY BRECCIA" and is concentrated in the country rocks close to the SIC and decreases in intensity outward for a distance of up to 80 km.

Sudbury Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry. Zones of Sudbury Breccia vary from many meters across to thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, locally flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by the passage of the shock wave caused by impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is locally termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich orebodies.

3.1.2    WHITEWATER GROUP

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback into the crater of impact debris and the subsequent erosion of surrounding debris fields into the basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top. The Onaping formation is interpreted as representing fallback of impact debris into the crater. Many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3    SUDBURY IGNEOUS COMPLEX (SIC)

The 1850 Ma SIC is divided into a lower unit of norite overlain by transitional quartz gabbro and micropegmatite and was intruded between the base of the impact crater and the overlying Onaping formation.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a stratigraphic unit defined by the Sublayer Norite and Footwall (or Granite) Breccia. The Sublayer Norite is a sulphide-rich, igneous-textured, xenolith-bearing quartz norite. The Footwall Breccia matrix is variably-textured and granodioritic. The Sublayer occurs as a discontinuous layer up to several hundred metres thick in depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic, noritic, gneissic, and ultramafic composition.

Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed "offsets" that have been interpreted to infill major impact-derived fracture zones. Radial offsets connect to the SIC, whereas the concentric dykes commonly show no physical connection to the SIC. The radial offset dykes average less than 100 m wide, and become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South, Totten).

3.2      MINERAL DEPOSITS

The orebodies associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and
8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1    CONTACT DEPOSITS

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. The embayments are interpreted to be the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for Sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated. All the Properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

3.2.2    OFFSET DEPOSITS

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of massive, semi-massive and stringer sulphide ore hosted by inclusion-bearing quartz diorite and inclusion-free quartz diorite with variably disseminated sulphide. They are typically confined within the width of the offset, which is commonly less than 100 m. Offset-type mineralization occurs on the Norman and Victoria project areas.

3.2.3    FOOTWALL DEPOSITS

Footwall deposits may be offshoots of contact deposits although the connection is not always well-defined. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits may have acted as a conduit for mineralizing fluids and as a medium for the deposition of sulphides. Where connected there is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low total PGM content compared to the high Cu/Ni ratios and enriched total PGM content in the Footwall Deposits. These observations can be applied in exploration.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

4.       SOURCES, HANDLING AND VERIFICATION OF DATA

4.1      DATA SOURCES

Inco has accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties. These data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

The original Patterson Property Report (dated November, 2001) was based solely on information generated and provided by Inco. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding the data or the properties.

FNX and its consultants have independently verified the drill assay data received from Inco. The Company has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

Since inception of the FNX-Dynatec Corporation Sudbury Joint Venture exploration program a significant amount of new data has been generated on the Properties. During the period March 2002 to 30 April 2003, FNX completed 360 surface diamond drillholes (423,430 ft) on four of the five Properties. In addition a further 67,130 ft were completed in 133 holes from underground locations in the reconditioned McCreedy West mine workings. (Table 2).

In sections of the Patterson Property Report dealing with the presentation of data on the five Properties the imperial system is used. Activity on the project Properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the metric system to Canada. To avoid errors in translating such a vast amount of data into the metric system and to facilitate reference to the large existing database, it was decided to continue with the imperial system when presenting the data. Borehole coordinates and intersection lengths are recorded in feet. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton. Precious metal assays for the current FNX program are reported by the laboratory in grams/metric tonne and these are maintained as such in the database. Conversion is made to imperial units for consistency during resource estimation calculations.

4.2      DATA VERIFICATION

As previously reported, FNX and its consultants reviewed in detail the assay records of all Inco boreholes that intersected the mineralized zones and calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Dr. Patterson conducted a detailed audit of the Company's borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. (SGM) was retained by FNX to review Inco's information and procedures and to conduct an independent check sampling and assay program of Inco's assay methods and results.
The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed.

Roscoe Postle Associates Inc. ("RPA"), an independent consultant company of geologists and engineers, was retained by FNX to undertake an independent audit of the FNX in-house resource/reserve estimates on part of the McCreedy West resource inventory. This audit, to National Instrument 43-101 standards, and dated March 2003, included a review of sample preparation and laboratory practices and procedures. The report prepared by RPA (the "RPA PROPERTY REPORT") has been filed with SEDAR. In the RPA Property Report, the following comments have been made by RPA on FNX data verification procedures:

         "The FNX staff surveyor spots the hole collars and does the final coordinate pick up at the casings after hole completion. Some checking and verification has been done by a registered Ontario land surveyor.

         All FNX surface holes have been surveyed down-hole under contract by Sperry-Sun Drilling Services of North Bay, ON. A gyro-based instrument is used to take azimuth and dip measurements at nominal 50 ft. or 100 ft. intervals with a final recording at the toe. Drilling is monitored while in progress using Reflex EZ-Shot instrumentation at 100 ft. intervals.

         FNX routinely assays for Ni, Cu, Co, Pt, Pd, Au, Fe, S, Pb, Zn and As and has established quality assurance and quality control (QA/QC) procedures according to best practices as established by the OSC/TSE Mining Standards Task Force (1999). Review by RPA confirms that QA/QC is followed to ensure good assaying quality. Repeat assays for QA/QC precision and accuracy monitoring are kept in separate digital files but are not averaged with original values in the database. Assay values less than detection limit are entered at one half the detection limit.

         RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better and is of the opinion that the FNX drilling and assay database is adequate for resource and reserves estimation."

4.3       SAMPLING METHOD AND APPROACH

In the RPA Property Report RPA describes the sampling protocols employed by FNX as follows:

         "The sampling method is NQ (surface) and BQ (underground) diameter diamond coring, halving the core that has intersected Ni-Cu mineralization by diamond sawing, and shipping the core for assay at an independent, accredited, commercial laboratory.

         Standard logging and sampling conventions have been used for the recording of drill hole information and data. FNX has developed a detailed exploration sampling procedures manual (FNX, 2002). The manual outlines core alignment and scribing by China marker, core recovery and RQD measurements, lithologic and mineralization logging, sample interval preparation, core photography, data entry by laptop computer, upload/download procedures for digital assay reports and digital drill logs to the Central Database.

         Geological data recorded includes lithology, sulphide minerals and percentage of each, alteration minerals and abundance, veining type and orientation, and structures. Sample intervals are defined on the basis of lithology and sulphide abundances by the geologist and are marked at each end with China markers and the sample indicated, by convention, at the start of each sample. Drill logs are entered directly into DH Logger (Century Systems Software) on a laptop computer at each logging station. All mineralized intersections are digitally photographed, both for wet and dry core."

4.4      SAMPLE PREPARATION, ANALYSES AND SECURITY

In the RPA Property Report RPA describes FNX procedures regarding sample preparation, analyses and sample security as follows:

         "The marked core sample is sawed in half with half returned to the core box and half placed in a cloth sample bag. Diamond saw coolant water is continually flushed at the Sudbury core facility to avoid any sample carry-over in the fluid. At Levack, water is recycled but the bath is changed frequently to avoid contamination. A sample tag from the sample tag booklet is stapled into the core box at the beginning of the sample interval and another tag is placed in the sample bag with the core for shipment. The third tag remains in the book for reference.

         Sample numbers are independent of the hole number and clearly marked on sample bags in keeping with best practices but the hole number is also put on the bag. Although the latter is done to facilitate administration given the high volume of assay reports from the lab, there is some risk, albeit low, of a third party being able to link good assay results to a particular hole before public release. RPA recommends use of a separate numbering system to cross reference bag lot/batch file numbers to hole numbers.

         Core samples are shipped by via a commercial trucking company to the assay lab in locked cubical plastic containers on palettes."

4.5      SAMPLE PREPARATION AND ANALYSES

In the RPA Property Report RPA describes the FNX sample preparation and analytical procedures as follows:

         "Sample preparation and assaying are done by ALS Chemex under contract to FNX. ALS Chemex holds ISO9002 accreditation and participates in the proficiency testing that is required to achieve ISO17025 accreditation. Sample preparation is done in Mississauga and analyses are completed in Vancouver.

         The sample preparation and analytical methods are industry standard. FNX core is crushed to 75% -2 mm (10 mesh) in a Rhino jaw crusher, and riffle split to 200 g to 225 g. Crushers are cleaned with coarse quartz after high sulphide samples. The sample split is milled to 90% -63 microns (200 mesh) in one of three Essa or one of three T.M. Engineering ring pulverizers. Because of multiple use of the mills, samples are not ground in sequence. The pulp is rolled and then split to a 100 g packet by taking four scoops of the homogenized material; the residual +/-125 g are retained in Mississauga.

         In Vancouver, 0.2 g of the pulp packet are fused with 2.6 g of sodium peroxide at 650(degrees)C. When cooled, the resulting melt is dissolved in 250 ml of 10% HCl and the solution analysed by ICP-AES spectrometry for Ni, Cu, Co, Pb, Zn, As, Fe and S. Detection limits are 0.005% for Ni and Cu; 0.002% for Co.

         For Pt, Pd and Au determinations, 30 g (1 assay ton) are fused by fire assay furnace with lead collection. The lead matte is cupelled to a precious metal bead. After digestion of the bead in 2% HCL, the solution is analyzed by ICP-AES. Detection limits are 0.03 g/t (0.001 oz/ton) for Pt, Pd and Au.

         FNX stores all pulps but keeps coarse rejects only for mineralized sections, the rest are discarded. Inco currently employs the same assay procedures."

4.6      ASSAY QUALITY CONTROL/QUALITY ASSURANCE

In the RPA Property Report RPA describes the FNX QA/QC procedures as follows:

         "Analytical Solutions Inc. was contracted by FNX to review and audit FNX's assaying and make improvements to QA/QC procedures where warranted (Bloom, 2003). The FNX QA/QC procedures include the insertion of control blank core samples (1 per 100 samples) and reference standards (1 per 40 samples) for both precious and base metals. Pulp check assaying and limited rejects assaying has been done at Lakefield Research, Lakefield, Ontario and Activation Laboratories, Ancaster, Ontario (ACTLAB).

         ALS Chemex performs standard internal QA/QC to ensure reliable results. Bloom (2003) reports pulp assay precision of +/-5% for Cu and Ni. For 80% to 99% of the precious metals assays precision is +/-50%. This reproducibility is within expected ranges for these metals. Check assays at Lakefield Research (pyrosulphate fusion and XRF) and indicates an accuracy of +/-5% with exceptional agreement for Pd (Bloom, 2003). A minor bias to low Cu reporting was discovered from check assaying by FNX (Bloom, 2003) and 548 pulp samples ((less than)5% of total) are being re-run by ALS Chemex.

         Sixteen sample rejects from hole FNX 3022 in the low sulphide PM precious metals zone were assayed at ACTLAB. The differences from original assays were within +/-25% for Pt, Pd and Au and similar to variances for pulps indicating that splitting rejects does not introduce significant bias (Bloom, 2002).

         Core duplicates (quarter splits) are not routinely assayed, however, assay results for eight quartered samples are available. Nickel is within 10% and low grade copper within 25% of the mean assay grade of original and quarter split, or within 21% and 60% for absolute differences respectively. Nickel in quartered core was somewhat lower (4%) but this is not statistically significant given the few samples and may relate to oxidation.

         Bloom (2003) has recommended additional test work on rejects and core duplicates for precious metals zones. RPA agrees with this recommendation."

4.7      SAMPLE SECURITY

In the RPA Property Report RPA describes the FNX sample securities procedures as follows:

         "At the drill site core box and lids are fibre taped shut after filling and core boxes are retrieved by FNX technicians on a timely basis and delivered to the core logging facility.

         After core processing, sulphide-mineralized intersections key to resource estimation remain racked in the core facility buildings that are locked when unattended by FNX personnel. Footwall and hanging wall sublayer core is stored in outside racks enclosed within barbed wire-topped chain link fence compounds under lock and key. Permanent core storage is at the Inco Frood-Stobie core farm. Core for upper sections of holes intersecting barren Upper and Middle layer SIC units (waste) is dumped at Inco's core disposal site at Frood-Stobie.

         Bagged samples, and container-packed samples tamper-proof sealed for shipping to ALS Chemex, are kept within the core facility buildings until loaded for commercial trucking. The high level of digital integration and software verification for data transfer eliminates most human error and makes tampering of sample results difficult."

4.8      DATA VERIFICATION

     In the RPA Property Report RPA describes the FNX data verification procedures as follows:

         "RPA checked original assay certificates with a number of drill logs and corresponding database entries and found no errors in the FNX work. Sampled intervals of core in core boxes for resource intercepts were checked against drill logs for seven holes and RPA's visual estimates of Cu and Ni grades in core were in line with recorded assays. Core sampling is well-managed to reduce sample length measurement error at the primary data collection stage. Core recovery is generally very good with broken, ground or lost core in sulphide sections infrequent. The sampling is better than industry standard, in RPA's opinion. Only one error of 0.1 ft. in a recorded sample interval was noted and this was due to a smeared footage block."

In the Patterson Property Report the term PGM refers to Platinum Group Metals and includes Platinum (Pt), Palladium (Pd), which comprise the major part of the PGMs, +/- Ruthenium, Rhodium, Osmium and Iridium. The term TPM refers to Total Precious Metals and includes the PGMs + gold.

A list of abbreviations and conversion factors is included in Appendix 1 to the Patterson Property Report. All intersection lengths referred to in the Patterson Property Report are lengths of drill core and should not be interpreted as being true widths.

5.       FNX MINING - SUDBURY PROJECT

5.1      INFRASTRUCTURE & STAFFING

Following the January 10, 2002 effective date of the Option to Purchase Agreement with Inco and the signing of the Sudbury Joint Venture with Dynatec, also on January 10, 2002, the Company very quickly mobilized the program.

During 2002 the Sudbury staff level has grown rapidly to the current level of 33 comprising 21 geoscientists, 8 technicians and 4 support staff. The initial office space (3500 sq. ft.) has been expanded and a second office set up at Levack to service the exploration at the McCreedy Mine property and the Levack and North Range Footwall projects.

Two core logging and sampling facilities are now in operation with the initial Kelly Lake Rd., facility in Sudbury, now dedicated to Norman and Victoria core, being supplemented by a new facility at Levack to handle the increasing core and sample load from the McCreedy West mine underground operations. Both Sudbury Project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Company.

The Company's Joint Venture partners, Dynatec Corporation, have set up an office, warehouse, machine shops and other required facilities at the McCreedy West mine site and employ some 68 persons.

FNX has relocated its corporate head office to more suitable premises and anticipates that the current staff of six persons will be supplemented by two or three additional key appointees.

5.2      EXPLORATION STATISTICS

Since inception of the drilling programs in late March 2002, a total of 400,775 ft of surface diamond drilling has been completed in 350 drill holes. At peak activity in late 2002, 13 surface and two underground drill rigs were in operation. As access has been gained to the underground workings, more of the drilling at McCreedy West has been carried out from underground locations. To date 133 underground holes have been completed for 67,127 ft. The current rig disposition is seven surface rigs and five underground rigs. The Company's surface drilling operations are split between Bradley Bros., with 1 rig at each of McCreedy West surface, Levack, and North Range Footwall Projects and Major Drilling who are drilling at Norman (3 rigs) and Victoria (1 rig). The Company's underground drilling has been contracted to Boart Longyear with 5 rigs drilling various deposits in the McCreedy West mine. TABLE 2 DRILLING PROGRAM FROM INCEPTION TO APRIL 30, 2003

--------------------------------------------------------------------------------------------------------
PROPERTY                                   HOLES                           FOOTAGE DRILLED
--------------------------------------------------------------------------------------------------------
                                COMPLETED       CURRENT       COMPLETED        CURRENT            TOTALS
--------------------------------------------------------------------------------------------------------
MCCREEDY WEST - S                      70            1          111,806         2,155           113,961
--------------------------------------------------------------------------------------------------------
 "       "    - U/G                   133            5           67,127           568            67,695
--------------------------------------------------------------------------------------------------------
LEVACK                                 35            1           71,375         1,889            73,264
--------------------------------------------------------------------------------------------------------
NORMAN                                101            3          117,617         5,192           122,809
--------------------------------------------------------------------------------------------------------
VICTORIA                              144            1           80,007         1,815            81,822
--------------------------------------------------------------------------------------------------------
NORTH RANGE F/W                        10            1           29,855         1,722            31,577
--------------------------------------------------------------------------------------------------------
TOTALS                                493           12          477,787        13,341           491,128
-------------------------- --------------- ------------ ---------------- ------------- -----------------

S = Surface Drilling U/G = Underground Drilling. Approximately 113,560 ft (23%) of core have been sampled and 25,672 samples have been sent out for assay.

6.       FNX MINING SUDBURY PROJECT - PROPERTIES

All of the subject Properties are located within 35 km of Sudbury (Figure 1), and are 100% owned by Inco (Table 2). Ownership is primarily by patent but two are mining leases renewable in 2007. The information pertaining to activity on the various Properties presented in the Patterson Property Report is current as of 30 April, 2003. As this is a dynamic program new information is being generated daily and will be disseminated by the Company through periodic news releases.

6.1      VICTORIA PROPERTY

6.1.1    LOCATION, HISTORY & INFRASTRUCTURE

The Victoria project comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels is located 30 km southwest of Sudbury in Denison Township (Figure 1). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the property by the Mond Nickel Company ("MOND NICKEL"), ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3,012 ft. During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following the merger with Mond Nickel.

During the period 1945-1964, 175 surface exploration holes were drilled to delineate the Victoria West low-grade zone. The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu,
0.83 % Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria property was 1,543,000 TONS GRADING 2.26% Cu AND 1.57% Ni, + TPM.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3000 ft., with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft Levels.

The property was abandoned, the underground workings flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

FNX has implemented environmental monitoring programs at the property in order to collect the data required to support operational permit applications and define existing environmental liabilities. The on-going surface water monitoring and the aquatic biological assessment conducted in autumn 2002 will promote early compliance with the federal METAL MINING EFFLUENT REGULATIONS when mine operation commences. A surface hydrology study has been initiated to focus assessment work, define flow directions at the property and estimate water volumes in the surrounding environment. Surface water, groundwater and biological monitoring programs are being designed and initiated to support an eventual certified closure plan submission to the Ministry of Northern Development and Mines. A terrestrial assessment to define any biological values or biological constraints to development at the property has been initiated

6.1.2    PROPERTY GEOLOGY & MINERALIZATION

The Victoria Property is situated at the junction of the SIC and the Worthington quartz diorite offset dyke, approximately 6.5 km northeast of Inco's Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria property and the Totten Mine. Two of these, the adjacent McIntyre deposit and the AER/Kidd Copper property, located 3 km further southwest from the Victoria property, were the objects of small, short-lived, mining operations.

Within the Victoria Property, both the footwall contact of the SIC and the Worthington Offset dyke dip steeply about the vertical. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending northwest-southeast and the other trending northeast-southwest, have been defined and these control the distribution of mineralization on the Victoria Property.

The Cu-Ni-PGM sulphide mineralization at the Victoria Property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like (Figure 3). The complex structural features of the property have caused remobilization of the sulphides and control the lateral extent and dimensions of the mineralization.

6.1.3    TARGETS

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria Property and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones have been mined or partially mined in the past. In addition to the above, there are several other known mineralized zones on the property which have not been the focus of historical production. These include the Far West Zone, the East Zone, the Dyke Zone, and the newly discovered Powerline Zone. The main focus of the FNX exploration program has been the shallow, previously unmined portions of the No. 1 and No. 2 West Zone, the Far West zone, and the down-plunge potential of the No. 4 zone. In addition, limited exploration has been completed on the numerous quartz diorite offset dykes bodies on the property, resulting in the discovery of the Powerline Zone in late 2002.

The NO. 4 ZONE lies 820 ft east of the Victoria shaft and contains Cu-Ni-PGM bearing sulphides hosted by diorite, quartz diorite, metagabbro and metasedimentary rocks. The zone lies along a southeast striking trend of discontinuous quartz diorite and Sudbury Breccia, which is host to both the West and No.4 zones. The No. 4 zone was mined above 750 ft Level. The possible down dip extension of the No.4 Zone represents an area of 400 by 2200 ft. Two historical drill holes cut the zone immediately below 750 Level and returned the following grades ( it should be noted that all intersection lengths given in the Patterson Property Report refer to the length of the drill core section and should not be interpreted as true widths):

         4.69% Cu, 0.42% Ni, 0.30 OZ/T TPM OVER 59.4 FT.
         7.11% Cu, 0.23% Ni, 0.96 OZ/T TPM OVER 5.2 FT..

To date FNX Mining has drilled four holes in the vicinity of the No 4 Zone (5689.4 ft.) to test the down plunge extension, beneath the known mineralization. Though all holes intersected the prospective stratigraphy, either quartz diorite or Sudbury Breccia, no significant assays were returned. UTEM-4 borehole geophysical surveys were completed on all four holes, with responses from three of the holes indicating conductivity back towards the mined out portion of the No. 4 zone. The interpreted response from the fourth hole (FNX1003), indicates an off-hole anomaly directed further to the south-east, towards an interpreted pinch in the quartz diorite offset dyke. Historical Inco drilling in this area returned two significant intersections as follows:

         o 1.57% Cu, 1.19% Ni, 42 G/T TPM OVER 9.7FT
         o 0.78% Cu, 1.07% Ni, 2.5 G/T TPM OVER 10.5FT

Future exploration within the area of the No. 4 zone will include compilation and 3-D modeling of the Quartz Diorite to the east and follow-up diamond drilling of the off-hole UTEM response in hole FNX1003.

[FNX LOGO]


         VICTORIA PROPERTY

Longitudinal Section (Looking North)

           Target Areas

              [MAP]

The WEST ZONE was the focus of previous production at the Victoria Property and was mined to a depth of 3000 ft. Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion-rich massive sulphides adjacent to the SIC contact. Graded assays for representative historic holes drilled below the mined-out area confirm that the mineralization extends at least a further 700 ft below the 3000 Level. One intersection located some 250 ft below 3000 Level intersected 2.1% Cu, 1.3% Ni, 4.6 G/T TPM OVER 21.4 FT while the downward continuation of the mineralization to at least 3700 L was confirmed by another hole which intersected 1.1% Cu, 0.5% Ni, 1.9 G/T TPM OVER 18.0 FT. These holes are widely spaced and more detailed drilling is required to further explore this zone.

Surface exploration drilling and borehole UTEM-4 is recommended to test the down-plunge extension of the West Zone.

The NO. 1 WEST ZONE is located 330 ft. west of the Victoria shaft and consists of a structurally controlled, steeply plunging, zone of Cu-Ni sulphides. The zone has been traced from surface to approximately the 2000 Level where it is still open to depth. FNX Mining completed 20 diamond drillholes, totalling 6,087ft. within the shallow part of the No. 1 West Zone. Assay results are consistent with historical Inco drilling and have defined the mineralization over a 350ft strike length and down to the -200ft vertical level, including a thicker core with 100-150ft strike length.

NO. 1 WEST ZONE - SHALLOW

        -------------------------------------------------------------------------------------------------
             DDH                                   FEET                            %               TPM
        -------------------------------------------------------------------------------------------------
                                        FROM        TO         LENGTH        CU          NI         G/T
        -------------------------------------------------------------------------------------------------
        FNX1104                        64.00      129.60        65.60       0.52        0.61        0.97
        -------------------------------------------------------------------------------------------------
                        INCL.          97.00      129.60        32.60       0.54        0.71        1.46
        -------------------------------------------------------------------------------------------------
        FNX1074                        28.00       96.00        68.00       0.76        0.72        1.89
        -------------------------------------------------------------------------------------------------
                        INCL.          61.00       96.00        35.00       0.56        0.88        1.69
        -------------------------------------------------------------------------------------------------
        FNX1075                       121.30      212.00        90.70       0.57        0.77        2.68
        -------------------------------------------------------------------------------------------------
                        INCL.         140.00      187.00        47.00       0.79        1.08        4.36
        -------------------------------------------------------------------------------------------------
                        INCL.         165.00      182.40        17.40       0.79        1.88        9.57
        -------------------------------------------------------------------------------------------------
        FNX1076                        89.60      109.10        19.50       0.26        0.64        0.60
        -------------------------------------------------------------------------------------------------
        FNX1077                       132.10      136.00         3.90       0.11        0.47        0.30
        -------------------------------------------------------------------------------------------------
        FNX1078                       117.10      136.40        19.30       0.38        0.59        1.21
        -------------------------------------------------------------------------------------------------
        FNX1079                       104.00      144.20        40.20       0.56        0.67        1.58
        -------------------------------------------------------------------------------------------------
                        INCL.         124.00      144.20        20.20       0.60        0.79        2.47
        -------------------------------------------------------------------------------------------------
        FNX1080                       122.00      156.10        34.10       0.51        0.51        1.93
        -------------------------------------------------------------------------------------------------
                         AND          179.75      187.00         7.25       0.64        0.89        2.60
        -------------------------------------------------------------------------------------------------
        FNX1081                       258.00      274.00        16.00       0.17        0.23        1.37
        -------------------------------------------------------------------------------------------------
        FNX1082                       248.00      258.00        10.00       0.23        0.26        0.26
        -------------------------------------------------------------------------------------------------
        FNX1083                       138.60      201.00        62.40       0.45        0.41        1.72
        -------------------------------------------------------------------------------------------------
                        INCL.         160.00      201.00        41.00       0.48        0.43        2.24
        -------------------------------------------------------------------------------------------------
                        INCL.         160.00      178.80        18.80       0.77        0.45        3.04
        -------------------------------------------------------------------------------------------------
        FNX1084                       158.00      208.00        50.00       0.69        0.66        0.82
        -------------------------------------------------------------------------------------------------
        FNX1085                        56.00       63.80         7.80       0.34        0.56        0.73
        -------------------------------------------------------------------------------------------------
        FNX1086                       116.00      151.00        35.00       0.44        0.59        1.03
        -------------------------------------------------------------------------------------------------
        FNX1087                       214.25      262.00        47.75       0.73        0.72        1.51
        -------------------------------------------------------------------------------------------------
        FNX1088                        85.60       93.00         7.40       0.30        0.83        0.73
        -------------------------------------------------------------------------------------------------
        FNX1089                       184.20      200.00        15.80       0.59        0.61        1.11
        -------------------------------------------------------------------------------------------------
        FNX1090                       158.35      161.35         3.00       0.31        0.51        0.60
        -------------------------------------------------------------------------------------------------
        FNX1091                       195.90      200.00         4.10       0.40        0.62        1.34
        -------------------------------------------------------------------------------------------------
        FNX1092                       217.10      223.35         6.25       0.55        1.07        1.41
        -------------------------------------------------------------------------------------------------

Future work on the shallow No.1 West zone will include detailed 3-D modeling and resource estimation.

The results from historic drilling of the deeper part of the NO. 1 WEST ZONE showed significant mineralization (1.56% Cu, 2.55% Ni, 5.0 G/T TPM OVER 20.4
FT) and suggest the presence of a mineralized envelope within which local higher values are present. Though FNX has not tested this Zone, the zone warrants additional exploration drilling, as it appears to be open down dip and down plunge towards the 3000 ft Level. Analogies with other deposits along the Worthington Offset suggest that significant PGM mineralization could occur at increased depth in this geological environment.

The NO.2 WEST ZONE, is adjacent to and some 400 ft. west of the No.1 West Zone. The mineralization consists of variable widths of blebby to locally massive sulphides hosted within sublayer norite, forming an overall low grade envelope within the sublayer. Within this a discontinuous zone of higher grade stringer to massive sulphide occurs near the base of the sublayer, at the contact with the footwall mafic volcanic rocks. These semi-massive to massive zones are subvertical, steeply plunging lenses, commonly occurring near the intersection of the southwest-northeast trending shears and the SIC-Footwall contact. The No. 2 West zone is similar to the No. 1 West zone in that historically, a shallow, near-surface, zone has been outlined by drilling. Part of the deeper section has been mined from the 1300 L and drilling has shown the zone to extend to the 3000 L where it is still open.

FNX has completed 77 holes (32,479 ft.) of drilling on this zone to assess the potential of the near surface portion. The zone has been drilled on approximately 50 ft. centers over a strike length of 900 ft and down to the 200 ft vertical level. A broad envelope of low grade mineralization with a high grade, Cu, Ni, PGM- rich, massive core has been outlined. Examples of significant intersections within the massive core include:

         3.12% Cu, 2.03% Ni, 4.11 G/T TPM OVER 44.4 FT in hole FNX1046
         0.7% Cu, 2.0% Ni, 2.0 G/T TPM OVER 53.2 FT in hole FNX1043 1.5% Cu, 1.1% Ni, 3.2 G/T TPM OVER 50.0 FT in hole FNX1073

The massive core of the zone was extended down-plunge, to the 800 ft vertical level, within 400 ft of the previously mined portion of the No. 2 West zone. The combination of the historical and current drill results is enhancing the open pit possibilities of this Zone. Geological interpretation and detailed 3-D modeling is being completed in preparation for resource estimation.

[FNX LOGO]


         VICTORIA PROPERTY

          No. 2 West Zone

Longitudinal Section (Looking North)

           Target Areas

              [MAP]

TABLE 5 :  VICTORIA : RESULTS FROM NO.2 WEST ZONE

        ----------------------------------------------------------------------------------------------
        BHID                                                 FEET                   %          G/T
        ----------------------------------------------------------------------------------------------
                                         FROM         TO            LENGTH     Cu       Ni       TPM
        ----------------------------------------------------------------------------------------------
        FNX1006                         35.80       86.00            50.20    0.67     0.71      1.36
        ----------------------------------------------------------------------------------------------
        FNX1007                         86.00      151.90            65.90    0.51     0.71      1.28
        ----------------------------------------------------------------------------------------------
        FNX1008                        108.70      149.50            40.80    0.50     0.78      2.20
        ----------------------------------------------------------------------------------------------
        FNX1009                        171.70      180.50             8.80    0.29     1.99      1.61
        ----------------------------------------------------------------------------------------------
        FNX1010                        266.50      278.20            11.70    0.65     0.85      2.01
        ----------------------------------------------------------------------------------------------
        FNX1011                        114.70      119.00             4.30    0.23     0.18      0.44
        ----------------------------------------------------------------------------------------------
        FNX1012                        236.65      284.50            47.85    0.41     1.01      2.05
        ----------------------------------------------------------------------------------------------
                          INCL.        236.65      264.90            28.25    0.29     1.51      1.49
        ----------------------------------------------------------------------------------------------
        FNX1013                        364.30      398.40            34.10    1.28     0.95      2.93
        ----------------------------------------------------------------------------------------------
        FNX1014                        110.00      121.70            11.70    0.57     0.74      0.63
        ----------------------------------------------------------------------------------------------
        FNX1015                        161.70      206.00            44.30    1.03     1.29      4.04
        ----------------------------------------------------------------------------------------------
        FNX1016                         65.07       82.55            17.48    0.84     0.62      0.47
        ----------------------------------------------------------------------------------------------
                                       113.30      123.40            10.10    0.20     0.69      2.23
        ----------------------------------------------------------------------------------------------
                                       267.50      299.00            31.50    1.13     2.09      4.50
        ----------------------------------------------------------------------------------------------
        FNX1017                        220.50      266.00            45.50    1.27     1.65      2.26
        ----------------------------------------------------------------------------------------------
        FNX1018                         86.40       89.35             2.95    1.29     2.48      5.06
        ----------------------------------------------------------------------------------------------
                                       106.10      110.60             4.50    0.56     1.08      2.36
        ----------------------------------------------------------------------------------------------
        FNX1019                         68.60      120.85            52.25    0.75     1.41      1.69
        ----------------------------------------------------------------------------------------------
        FNX1019                        150.00      169.75            19.75    0.43     0.69      1.33
        ----------------------------------------------------------------------------------------------
        FNX1021                         64.50       84.10            19.60    0.38     1.44      2.04
        ----------------------------------------------------------------------------------------------
                                       225.00      232.90             7.90    0.65     0.52      1.59
        ----------------------------------------------------------------------------------------------
        FNX1022                         65.40       80.75            15.35    0.08     0.58      0.40
        ----------------------------------------------------------------------------------------------
        FNX1023                        179.00      188.20             9.20    0.37     2.09      1.55
        ----------------------------------------------------------------------------------------------
                                       222.20      232.70            10.50    1.10     0.50      1.36
        ----------------------------------------------------------------------------------------------
                                       242.20      266.85            24.65    0.48     0.56      1.07
        ----------------------------------------------------------------------------------------------
        FNX1024                        193.00      203.00            10.00    0.30     0.97      0.73
        ----------------------------------------------------------------------------------------------
                                       253.50      290.15            36.65    0.62     1.36     10.78
        ----------------------------------------------------------------------------------------------
        FNX1025                        139.50      151.30            11.80    1.40     0.38      1.89
        ----------------------------------------------------------------------------------------------
        FNX1027                         31.00       59.55            28.55    0.51     0.88      1.40
        ----------------------------------------------------------------------------------------------
        FNX1028                        129.50      166.25            36.75    0.85     1.14      1.43
        ----------------------------------------------------------------------------------------------
        FNX1029                        172.45      206.00            33.55    0.96     1.33      1.00
        ----------------------------------------------------------------------------------------------
                                       195.10      206.00            10.90    0.98     2.78      1.38
        ----------------------------------------------------------------------------------------------
        FNX1030                        269.50      297.00            27.50    0.83     1.75      3.53
        ----------------------------------------------------------------------------------------------
        FNX1031                        149.30      157.00             7.70    0.40     0.76      0.73
        ----------------------------------------------------------------------------------------------
                                       187.00      200.35            13.35    0.86     2.03      1.55
        ----------------------------------------------------------------------------------------------
        FNX1032                        194.50      218.30            23.80    0.20     0.58      0.32
        ----------------------------------------------------------------------------------------------
                                       255.00      268.60            13.60    0.58     2.30      1.62
        ----------------------------------------------------------------------------------------------
                                       261.75      268.60             6.85    0.98     3.94      2.68
        ----------------------------------------------------------------------------------------------
        FNX1033                         89.20      104.75            15.55    0.54     0.99      1.51
        ----------------------------------------------------------------------------------------------
                                       113.00      131.25            18.25    0.64     1.69      2.42
        ----------------------------------------------------------------------------------------------
        FNX1034                        133.00      156.00            23.00    0.28     1.56      1.81
        ----------------------------------------------------------------------------------------------
        FNX1035                        196.20      209.00            12.80    0.69     0.87      0.51
        ----------------------------------------------------------------------------------------------
                                       238.00      259.80            21.80    0.66     1.11      1.09
        ----------------------------------------------------------------------------------------------
        FNX1036                        189.00      198.00             9.00    0.30     0.68      0.38
        ----------------------------------------------------------------------------------------------
                                       272.40      276.40             4.00    0.34     1.26      1.08
        ----------------------------------------------------------------------------------------------
        FNX1037                        113.00      122.70             9.70    0.72     0.86      0.67
        ----------------------------------------------------------------------------------------------
                                       153.00      176.35            23.35    0.29     0.71      1.11
        ----------------------------------------------------------------------------------------------
        FNX1038                        141.30      149.00             7.70    1.11     0.85      0.66
        ----------------------------------------------------------------------------------------------
                                       177.90      183.90             6.00    0.20     0.53      1.00
        ----------------------------------------------------------------------------------------------
        FNX1039                        162.00      167.00             5.00    0.52     0.91      0.42
        ----------------------------------------------------------------------------------------------
                                       221.70      228.70             7.00    0.20     0.59      0.91
        ----------------------------------------------------------------------------------------------
        FNX1040                         74.70       79.00             4.30    0.41     0.57      0.42
        ----------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------
        BHID                                                 FEET                   %          G/T
        ----------------------------------------------------------------------------------------------
                                         FROM         TO            LENGTH     Cu       Ni       TPM
        ----------------------------------------------------------------------------------------------
                                       116.80      117.65             0.85    0.99     1.44      1.71
        ----------------------------------------------------------------------------------------------
                                       133.70      142.40             8.70    0.46     0.55      1.59
        ----------------------------------------------------------------------------------------------
        FNX1041                        224.20      227.80             3.60    0.23     2.42      2.02
        ----------------------------------------------------------------------------------------------
        FNX1042                        253.50      263.00             9.50    0.56     0.63      0.60
        ----------------------------------------------------------------------------------------------
        FNX1043                        109.00      136.00            27.00    0.57     0.87      0.61
        ----------------------------------------------------------------------------------------------
                                       155.90      191.80            35.90    0.46     1.13      1.39
        ----------------------------------------------------------------------------------------------
                                       207.00      260.20            53.20    0.68     2.03      2.03
        ----------------------------------------------------------------------------------------------
        FNX1044                        422.90      444.70            21.80    0.40     0.72      1.40
        ----------------------------------------------------------------------------------------------
                                       527.00      556.40            29.40    2.03     2.29      5.40
        ----------------------------------------------------------------------------------------------
        FNX1045                        464.50      489.65            25.15    0.52     1.11      2.05
        ----------------------------------------------------------------------------------------------
        FNX1046                        548.85      593.20            44.35    3.12     2.03      4.11
        ----------------------------------------------------------------------------------------------
        FNX1047                        100.90      115.00            14.10    0.65     0.80      0.53
        ----------------------------------------------------------------------------------------------
                                       167.70      173.50             5.80    2.56     1.71      2.82
        ----------------------------------------------------------------------------------------------
        FNX1048                        160.00      184.80            24.80    0.48     0.78      0.37
        ----------------------------------------------------------------------------------------------
                                       242.50      249.00             6.50    1.06     0.63      0.98
        ----------------------------------------------------------------------------------------------
        FNX1049                         78.40       91.25            12.85    0.43     1.60      1.76
        ----------------------------------------------------------------------------------------------
        FNX1050                        120.25      141.00            20.75    0.86     0.66      0.83
        ----------------------------------------------------------------------------------------------
        FNX1051                        138.00      148.00            10.00    0.43     0.46      0.18
        ----------------------------------------------------------------------------------------------
        FNX1051                        203.20      205.70             2.50    0.19     5.77      3.20
        ----------------------------------------------------------------------------------------------
        FNX1052                        159.00      175.80            16.80    0.49     0.72      0.50
        ----------------------------------------------------------------------------------------------
                                       221.00      226.00             5.00    0.20     0.51      1.14
        ----------------------------------------------------------------------------------------------
        FNX1053                         99.00      129.00            30.00    0.55     0.77      0.52
        ----------------------------------------------------------------------------------------------
                                       300.80      319.00            18.20    0.31     0.66      1.16
        ----------------------------------------------------------------------------------------------
        FNX1053                        355.20      362.90             7.70    0.80     2.57      3.05
        ----------------------------------------------------------------------------------------------
        FNX1054                        394.80      439.05            44.25    0.66     1.06      1.62
        ----------------------------------------------------------------------------------------------
                                       540.20      542.20             2.00    0.50     1.34      4.30
        ----------------------------------------------------------------------------------------------
        FNX1055                        382.00      404.00            22.00    2.77     1.03      8.07
        ----------------------------------------------------------------------------------------------
        FNX1057                        293.90      303.00             9.10    0.30     1.36      0.46
        ----------------------------------------------------------------------------------------------
                                       346.00      375.20            29.20    0.69     1.27      2.35
        ----------------------------------------------------------------------------------------------
        FNX1059                        662.00      686.30            24.30    0.85     0.57      4.47
        ----------------------------------------------------------------------------------------------
        FNX1060                        150.00      181.00            31.00    0.89     0.77      1.71
        ----------------------------------------------------------------------------------------------
                                       245.00      274.80            29.80    0.81     1.27      1.26
        ----------------------------------------------------------------------------------------------
                                       394.00      410.00            16.00    0.60     0.93      1.57
        ----------------------------------------------------------------------------------------------
        FNX1061                        636.00      662.00            26.00    0.54     1.06      1.57
        ----------------------------------------------------------------------------------------------
                                       712.00      742.60            30.60    1.71     0.57      1.90
        ----------------------------------------------------------------------------------------------
        FNX1062                        487.35      509.20            21.85    0.33     1.19      1.33
        ----------------------------------------------------------------------------------------------
        FNX1063                        696.00      707.35            11.35    0.20     1.41      1.92
        ----------------------------------------------------------------------------------------------
        FNX1064                        480.00      483.00             3.00    0.68     2.68      1.62
        ----------------------------------------------------------------------------------------------
                                       539.40      549.00             9.60    0.34     0.44      4.31
        ----------------------------------------------------------------------------------------------
        FNX1065                        278.00      287.00             9.00    1.07     1.49      1.14
        ----------------------------------------------------------------------------------------------
                                       387.85      421.00            33.15    0.78     0.83      1.96
        ----------------------------------------------------------------------------------------------
        FNX1066                        273.00      304.20            31.20    0.42     0.63      1.31
        ----------------------------------------------------------------------------------------------
        FNX1067                        831.60      898.60            67.00    1.12     0.62      5.46
        ----------------------------------------------------------------------------------------------
        FNX1068                        153.00      186.00            33.00    0.52     0.45      0.28
        ----------------------------------------------------------------------------------------------
                                       221.70      226.45             4.75    0.75     0.69      1.38
        ----------------------------------------------------------------------------------------------
        FNX1069                         56.50       75.00            18.50    0.51     0.50      0.36
        ----------------------------------------------------------------------------------------------
                                        95.00       98.70             3.70    0.77     0.62      0.81
        ----------------------------------------------------------------------------------------------
        FNX1070                         56.20       81.20            25.00    0.41     0.44      0.20
        ----------------------------------------------------------------------------------------------
                                       123.00      144.80            21.80    0.71     1.88      0.87
        ----------------------------------------------------------------------------------------------
        FNX1071                        251.00      278.40            27.40    0.32     1.41      0.62
        ----------------------------------------------------------------------------------------------
        FNX1072                         12.20       26.00            13.80    0.57     0.71      0.40
        ----------------------------------------------------------------------------------------------
                                        46.50       74.00            27.50    0.75     1.52      0.55
        ----------------------------------------------------------------------------------------------
        FNX1073                        798.00      843.75            45.75    0.79     0.64      2.70
        ----------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------
        BHID                                                 FEET                   %          G/T
        ----------------------------------------------------------------------------------------------
                                         FROM         TO            LENGTH     CU       NI       TPM
        ----------------------------------------------------------------------------------------------
                                       909.05      959.00            49.95    1.50     1.05      3.23
        ----------------------------------------------------------------------------------------------
        FNX1093                         34.00       58.00            24.00    0.28     0.33      0.15
        ----------------------------------------------------------------------------------------------
                                       204.00      208.00             4.00    1.21     2.42      0.86
        ----------------------------------------------------------------------------------------------
        FNX1094                         58.40       72.60            14.20    0.67     0.65      0.45
        ----------------------------------------------------------------------------------------------
        FNX1095                         93.50      114.00            20.50    0.67     0.96      0.95
        ----------------------------------------------------------------------------------------------
                                       180.40      189.00             8.60    0.82     1.19      1.13
        ----------------------------------------------------------------------------------------------
        FNX1096                        290.10      293.80             3.70    1.00     0.94      1.09
        ----------------------------------------------------------------------------------------------
        FNX1097                        851.00      867.60            16.60    1.94     0.89      3.75
        ----------------------------------------------------------------------------------------------
                                       918.00      933.00            15.00    1.05     0.94      2.44
        ----------------------------------------------------------------------------------------------
        FNX1098                        117.00      121.10             4.10    0.61     0.62      0.46
        ----------------------------------------------------------------------------------------------
                                       159.85      167.00             7.15    0.38     0.62      0.69
        ----------------------------------------------------------------------------------------------
                                       182.00      192.50            10.50    0.28     1.18      0.50
        ----------------------------------------------------------------------------------------------
        FNX1099                        147.00      159.00            12.00    0.46     1.14      0.35
        ----------------------------------------------------------------------------------------------
                                       185.00      207.10            22.10    0.48     0.74      0.83
        ----------------------------------------------------------------------------------------------
                                       243.50      258.40            14.90    0.44     1.21      1.22
        ----------------------------------------------------------------------------------------------
        FNX1100                         66.40       84.60            18.20    0.68     0.67      0.74
        ----------------------------------------------------------------------------------------------
        FNX1101                        131.00      141.85            10.85    0.48     0.50      0.39
        ----------------------------------------------------------------------------------------------
                                       172.70      191.00            18.30    0.33     1.34      2.64
        ----------------------------------------------------------------------------------------------
        FNX1102                         60.90       80.35            19.45    0.42     0.58      0.27
        ----------------------------------------------------------------------------------------------
        FNX1103                        185.00      190.00             5.00    0.28     0.98      0.47
        ----------------------------------------------------------------------------------------------

The No. 2 West Zone has been explored to below the 3000 L and historic drilling (2.03% Cu, 0.35% Ni, 1.6 G/T TPM OVER 34.6 FT AND 1.11% Cu, 0.66% Ni, 3.6 G/T
TPM OVER 162.7 FT demonstrate the potential of this deep part of the zone.

Historical drilling by Inco on the FAR WEST ZONE identified significant widths of low grade Cu-Ni mineralization within sublayer rocks at the contact of the Sudbury Igneous Complex. FNX drilled 4 holes on the down-plunge trend of the historical drilling to explore for a higher grade core within the low grade sulphide zone. Mineralized intervals (0.34% Cu, 0.43% Ni, 0.22 G/T TPM OVER 250FT AND including 1.2% Cu, 1.1% Ni, 0.7 G/T TPM OVER 9.7 FT.) of similar width to those reported from historical drilling were intersected. Borehole UTEM surveys were completed and the responses indicate a broad zone of weak conductivity.

The POWERLINE DEPOSIT is a new discovery made by FNX in 2002. The zone is located approximately 1,100 ft south of the No. 4 Zone at the western termination of an east-west striking quartz diorite body. The mineralization is associated with a narrowing of the host quartz diorite Offset Dyke where the wallrocks of the dyke comprise zones of intensely sheared Sudbury Breccia. The zone is located near a major electrical powerline which interferes with geophysical surveys. However, detailed analysis of the AeroTEM airborne survey conducted by FNX in early 2002, indicated the presence of a substantial conductive body at depth near the powerline. Historical work completed in the vicinity of the Powerline Deposit, consisted of trenching, shallow drilling and a shallow exploration adit which intersected narrow zones of stringer to disseminated mineralization.

Near surface drilling by FNX in 2002 intersected similar lower grade, stringer sulphide mineralization above the 100 ft level. Deeper drilling on the zone (>100 ft) resulted in the discovery of high-grade, massive to semi-massive sulphide mineralization extending to depth. Results are given in the following table. The high grade core of the zone returned the following assays:

     o 6.7 % Cu, 1.3% Ni, 13.3 G/T TPM OVER 42.3 FT in hole FNX1113 including 7.7% Cu, 1.5% Ni, 15.5 G/T TPM OVER 35.8FT.
     o    4.6 % Cu, 1.6% Ni, 9.1 G/T TPM OVER 23.9 FT in hole FNX1114

Detailed geological interpretation, 3-D modeling and borehole UTEM surveys have been completed to guide the subsequent drilling on the Powerline Zone. The mineralization has been defined down-plunge for approximately 600 ft where it is structurally offset by an olivine diabase dyke within a fault zone.

Future work on the Powerline Deposit will include exploration for the possible fault displaced extension of the zone as well as detailed 3-D modeling and resource estimation.

POWERLINE DEPOSIT - FNX DRILLING : ASSAY RESULTS

        ----------------------------------------------------------------------------------------------
        BHID                                          FEET                         %          G/T
        ----------------------------------------------------------------------------------------------
                                      FROM         TO         LENGTH          Cu      Ni       TPM
        ----------------------------------------------------------------------------------------------
        FNX1107                      215.85      226.70         10.85        1.28    0.93         2.58
        ----------------------------------------------------------------------------------------------
        FNX1108                      147.60      152.85          5.25        0.01    0.00         0.04
        ----------------------------------------------------------------------------------------------
        FNX1109                       94.55      121.30         26.75        0.86    0.47         2.22
        ----------------------------------------------------------------------------------------------
                          and        140.90      145.00          4.10        0.65    0.76         1.80
        ----------------------------------------------------------------------------------------------
                          and        162.40      168.80          6.40        0.58    0.59         0.98
        ----------------------------------------------------------------------------------------------
                          and        184.85      186.60          1.75        1.62    0.96         3.52
        ----------------------------------------------------------------------------------------------
        FNX1110                      128.50      210.80         82.30        1.54    0.81         2.00
        ----------------------------------------------------------------------------------------------
                         incl.       128.50      147.15         18.65        0.56    1.64         5.02
        ----------------------------------------------------------------------------------------------
                          and        160.45      175.60         15.15        2.27    1.36         2.08
        ----------------------------------------------------------------------------------------------
                          and        178.70      210.80         32.10        2.36    0.47         1.14
        ----------------------------------------------------------------------------------------------
        FNX1111                      144.35      168.80         24.45        1.02    0.42         3.71
        ----------------------------------------------------------------------------------------------
        FNX1112                      274.00      279.10          5.10        0.41    0.65         4.60
        ----------------------------------------------------------------------------------------------
        FNX1113                      212.25      254.55          42.3        6.74    1.31        13.25
        ----------------------------------------------------------------------------------------------
                         incl.       212.25      248.00         35.75        7.72    1.51        15.50
        ----------------------------------------------------------------------------------------------
        FNX1114                      219.80      243.70         23.90        4.59    1.59         9.13
        ----------------------------------------------------------------------------------------------
        FNX1115                      310.35      318.75          8.40        2.88    1.79         7.94
        ----------------------------------------------------------------------------------------------
        FNX1116                      360.20      372.30         12.10        1.06    1.07         3.65
        ----------------------------------------------------------------------------------------------
        FNX1117                      472.10      477.00          4.90        1.88    0.72         2.51
        ----------------------------------------------------------------------------------------------
        FNX1118                      565.71      571.00          5.29        0.02    0.00         0.04
        ----------------------------------------------------------------------------------------------
        FNX1120                      278.40      282.00          3.60        2.60    0.40         1.68
        ----------------------------------------------------------------------------------------------
        FNX1121                      317.10      336.50         19.40        1.37    0.78         2.09
        ----------------------------------------------------------------------------------------------
        FNX1122                      369.80      392.80         23.00        2.28    0.80         3.82
        ----------------------------------------------------------------------------------------------
        FNX1123                      475.90      477.40          1.50        1.35    0.84         3.92
        ----------------------------------------------------------------------------------------------
                          and        486.00      487.10          1.10        0.47    1.03         6.53
        ----------------------------------------------------------------------------------------------
        FNX1124                      443.75      452.80          9.05        0.97    0.95         2.33
        ----------------------------------------------------------------------------------------------
        FNX1125                      509.35      518.00          8.65        1.74    1.23         2.38
        ----------------------------------------------------------------------------------------------
        FNX1126                      268.15      269.60          1.45        1.81    0.32         1.36
        ----------------------------------------------------------------------------------------------
        FNX1127                       80.05       82.20          2.15        1.08    1.10         1.49
        ----------------------------------------------------------------------------------------------
        FNX1127           and        106.00      111.70          5.70        0.76    0.38         0.85
        ----------------------------------------------------------------------------------------------
        FNX1128                      646.80      647.40          0.60        0.09    0.01         0.05
        ----------------------------------------------------------------------------------------------
        FNX1129                      568.14      570.55          2.41        0.00    0.00         0.00
        ----------------------------------------------------------------------------------------------
        FNX1131                      715.97      718.25          2.28        0.00    0.00         0.00
        ----------------------------------------------------------------------------------------------
        FNX1133                      709.59      709.84          0.25        0.00    0.00         0.00
        ----------------------------------------------------------------------------------------------
        FNX1135                      384.20      387.50          3.30        2.64    0.84         6.40
        ----------------------------------------------------------------------------------------------
        FNX1136                      232.75      233.70          0.95        1.34    0.32         1.70
        ----------------------------------------------------------------------------------------------
        FNX1137                      289.25      290.60          1.35        6.22    0.47         1.83
        ----------------------------------------------------------------------------------------------

[FNX LOGO]


                              VICTORIA PROPERTY
                                Powerline Zone
                   Longitudinal Section (Looking South West)

                                     [MAP]

6.1.3    RECOMMENDED WORK PROGRAM AND BUDGET

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke. A new deposit with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and
4.8 g/t PGM has been announced by Inco.

The 2003 exploration program at Victoria will focus on the extensive, under explored, quartz diorite Offset Dyke environment. In addition to continued exploration on the Powerline Zone, there are several other Offset Dyke related quartz diorite bodies which have received limited drilling in the past. Of particular interest is the continuation of the offset dyke southeast of the No.4 Orebody. FNX drilling near the No. 4 zone has identified a UTEM anomaly, coincident with significant mineralization intersected in historical drillholes within this southeastern extension. 3-D modeling of these bodies has helped to identify potential exploration targets. Selected historical INCO drillholes will be located and surveyed with downhole EM methods. This will detect conductive bodies that are located near the historical drilling and help to focus exploration efforts in these areas.

A budget of $1.4 million has been approved for the 2003 Victoria exploration program.

6.2      MCCREEDY WEST MINE PROPERTY

6.2.1    LOCATION, HISTORY & INFRASTRUCTURE

The McCreedy West Mine project area, (Figure 1), comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township (Figure 1). Road access is excellent and the site is served by an active rail spur.

Mond Nickel purchased the McCreedy West (formerly Levack West) property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining of the orebodies commenced in 1974, and production came from the Upper Main, Middle Main, Lower Main and Footwall orebodies. Production to 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/t TPM.

During the last two years of production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tons grading 5.35% Cu, 0.56% Ni and 4.0 g/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The infrastructure at McCreedy West includes an accessible -20% grade 20 ft x 16 ft ramp decline to the 1,600 ft Level with average level development spaced at 150 ft intervals. Since inception of the Joint Venture in January 2002, this ramp has been reconditioned and made safe to the 1600 Level and 3000 ft of the 1600 Level track haulage drift to Levack Mine has also been reconditioned. The 950 L has been reconditioned and a drill cross cut excavated. Mining development is continuing and exploration raises have been completed on the 700 Zone veins. Water, electricity and air systems in the mine have been reconditioned and are operating efficiently. At the present time there are five underground drill rigs in operation and all underground activities are supported by the required surface facilities. Mine water is being drained to Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental closure plan which is being continually updated. A closure plan amendment has been filed with the Ministry of Northern Development and Mines and FNX has completed the necessary public consultation to allow the re-commencement of commercial production. Annual open houses are being held in the town of Levack to increase community awareness of activities at the site. A Permit to Take Water is in place to provide process water to equipment at the site. Rock handling is performed on an engineered containment pad and storm water is directed to the underground mine workings. Sanitary sewage is handled in accordance with a Certificate of Approval

(Sewage) and all mine water reports to the Strathcona effluent treatment facility. A Certificate of Approval (Air) application has been submitted to the Ministry of the Environment in order to approve the grandfathered air emissions from the site. On-going monitoring is performed at the site to maintain compliance with regulatory requirements and to distinguish between existing and incremental liabilities.

6.2.2    PROPERTY GEOLOGY & MINERALIZATION

The McCreedy West Mine occurs at the western limit of an extensively mineralized
8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy). At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Previous operations exploited both CONTACT Cu-Ni mineralization along the base of SIC within Sublayer Norite and granite breccia-filled embayments, and FOOTWALL Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The CONTACT DEPOSITS on the property (Inter Main, Upper Main, East Main and Boundary, (Figure 9), are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures that penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of footwall breccia. Hangingwall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

The FOOTWALL TYPE Cu-Ni- PGM vein deposits are represented by three deposits known as 700; 950 and the PM deposits.

6.2.3    CONTACT-TYPE DEPOSITS

The UPPER MAIN DEPOSIT is made up of two mineralized lenses; a contact and a hanging wall lens. Both lenses consist of disseminated to massive pyrrohotite-pentlandite-chalcopyrite-pyrite predominately hosted within Granite Breccia. The higher grade contact lens is between 8 and 18 feet in width, and occurs over a strike extent of 300 feet, and a down dip extent of 250 feet within Sublayer Norite and Granite Breccia. The volumetrically larger but lower grade hanging-wall lens ranges from 10 to 25 feet in width, and occurs over a strike extent of 650 feet, and a down dip extent of 180 feet. This latter lens is strictly contained within a narrow Granite Breccia package.

Inco had mined the Upper Main Deposit, between the 250 ft Level and the 600 ft Level, and completed 5 holes in the un-mined section of the hanging-wall lens and 13 holes in the contact lens. FNX has completed a further 14 holes on the Upper Main from both surface (2,018. feet) and underground (2,782 feet). A typical intersection on the contact lens is represented by borehole FNX 0008 (0.5% Cu, 2.1% Ni OVER 17.7 FT), whereas a typical intersection on the hanging-wall lens is contained in FNX 3000 (0.55% Cu, 1.73% Ni OVER 25.0 FT). Currently there are no plans to carry out any further drilling on the Upper Main Deposit during 2003. The contact lens has received sufficient drilling and mining will commence on this Deposit during 2003. The hanging-wall lens will require further infill drilling prior to the formulation of any mining plan.

[FNX LOGO]

                              McCREEDY WEST MINE PROPERTY
               West-East Inclined Section (Looking N-Dipping 41 DEG. S)
                                       [MAP]

In February 2003, the FNX estimated an indicated resource of 48,000 tons on the contact lens which graded 0.46% Cu, 1.87% Ni. An inferred resource of 128,000 tons in the hanging-wall lens graded 0.31% Cu, 1.44% Ni. These figures have been independently verified and audited by RPA. The Upper Main is one of the most advanced deposits at McCreedy West Mine and will be the first contact type deposit mined.

McCREEDY WEST:   UPPER MAIN DEPOSIT- GRADED ASSAYS

--------------- ------------------------------------ ----------------------
DDH                             FEET                            %
--------------- ----------- ----------- ------------ ----------- ----------
                FROM        TO            LENGTH         Cu         Ni
--------------- ----------- ----------- ------------ ----------- ----------
FNX3000         725.5       760.5              35.0         0.5        1.7
--------------- ----------- ----------- ------------ ----------- ----------
FNX3051         763.8       776.4              12.6         0.3        2.3
--------------- ----------- ----------- ------------ ----------- ----------
FNX0030         158.0       174.0              16.0         0.4        1.9
--------------- ----------- ----------- ------------ ----------- ----------
FNX0031         177.3       191.2              13.9         0.3        1.9
--------------- ----------- ----------- ------------ ----------- ----------
FNX0032         173.7       181.6               7.9         0.2        1.6
--------------- ----------- ----------- ------------ ----------- ----------
FNX0033         156.8       172.5              15.7         0.5        1.7
--------------- ----------- ----------- ------------ ----------- ----------
FNX0005         104.5       107.0               2.5         0.4        1.9
--------------- ----------- ----------- ------------ ----------- ----------
                135.8       138.1               2.3         0.3        1.6
--------------- ----------- ----------- ------------ ----------- ----------
FNX0007         75.0        82.8                7.8         0.3        2.7
--------------- ----------- ----------- ------------ ----------- ----------
FNX0008         115.6       133.3              17.7         0.5        2.1
--------------- ----------- ----------- ------------ ----------- ----------
FNX0009         119.0       129.2              10.2         0.6        1.9
--------------- ----------- ----------- ------------ ----------- ----------
FNX0010         159.3       175.3              16.0         0.5        1.7
--------------- ----------- ----------- ------------ ----------- ----------

The INTER MAIN DEPOSIT, a new discovery by FNX, consists of nickel-rich, Sudbury Basin contact-type and hanging-wall mineralization. This zone is situated between the un-mined East Main and Boundary zones. The main body of mineralization appears to be controlled by a series of south-easterly trending valleys in the floor of the Sudbury Basin extending over a strike length of at least 1000 feet and down dip for 700 feet. The axis of each individual valley contains the thickest and highest grade sulfides. The area between the valleys usually contains thinner, but still significant mineralization. A hanging-wall lens occurs 15 to 35 feet above the main contact ore over a strike length of 150 feet, and a down dip extent of 350 feet. The dominant host rock for all mineralization is either Granite Breccia or Sublayer Norite.

The contact and hanging-wall style sulfides consist of pyrrhotite-pentlandite-chalcopyrite-pyrite, and are characterized by various textural styles; the most common include: inter granular disseminations, blebs, blocks, fragments, laminated semi-massive and massive sulfides, and uniform massive sulfides with net textured pentlandite. The style of mineralization is highly dependent upon rock type association, as well as proximity to troughs along the contact. The greatest potential for discovering additional mineralized embayments is along the up dip, down dip and eastern margins of the Inter Main, where previous drilling has intersected encouraging results.

Prior to FNX's involvement at the McCreedy West Property, Inco had completed 6 variably spaced (approx. 400 ft spacing) holes through the area now defined as the Inter Main Deposit. The first hole drilled by FNX into this previously undefined zone, intersected 52.3 FEET OF 3.17% Ni AND 0.37% Cu. Follow-up drilling of this intersection was the main focus for drilling on the McCreedy West property during 2002 and drilling continues from underground in 2003. A total of 37 surface drillholes (58,590 ft) have been completed on the Inter Main Deposit with a further 22 holes (14,350 ft) from underground, primarily from drill platforms on the 1600 Level The majority of the underground holes have been drilled at 50 to 80 ft centres in order to better define the deposit. Downhole geophysics (UTEM) played an important role in guiding drilling at the Inter Main, with 30 surface holes being surveyed.

In February 2003, FNX estimated an indicated resource of 866,000 tons grading 0.24% Cu, 2.02 % Ni for the Inter Main. This estimate was verified by RPA. The immediate objective is to complete the required infill drilling for ore definition purposes and to expand the known resource along the eastern and down dip margins. It is anticipated that most of the drilling on the Inter Main will be completed before the end of the third quarter of 2003.

The deposit is quickly advancing towards production with the initiation of a ramp from the 950 Level and a drift from 1450 Level to access the ore.

To date 57 mineralized intersections have been drilled by FNX in the Inter Main Deposit, 35 of which are greater than 10 feet. The following examples best demonstrate the potential of this Deposit:

          o    0.37% Cu, 3.17% Ni, OVER 52.3 FT. in drillhole FNX3020.
          o    0.19% Cu, 3.28% Ni, OVER 25.2 FT. in drillhole FNX3040
          o    0.20% Cu, 2.42% Ni, OVER 34.1 FT. in drillhole FNX3052.
          o    0.22% Cu, 3.18% Ni, OVER 33.8 FT. in drillhole FNX0123.

MCCREEDY WEST:  INTER MAIN DEPOSIT - GRADED ASSAYS

                 ------------- -------------------------------- -------------
                     DDH                    FEET                     %
                 ------------- -------------------------------- -------------
                                 FROM       TO       LENGTH      Cu     Ni
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3001          1299.2   1339.2         40.0   0.12   1.51
                 ------------- ---------- -------- ------------ ------ ------
                 INCLUDING        1329.0   1339.2         10.2   0.28   3.15
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3002          1317.0   1393.1         76.1   0.28   1.71
                 ------------- ---------- -------- ------------ ------ ------
                 INCLUDING        1346.1   1357.2         11.1   0.39   3.29
                 ------------- ---------- -------- ------------ ------ ------
                 AND              1372.0   1393.1         21.1   0.58   2.96
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3005          1351.5   1361.4          9.9   0.30   0.96
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3007          1232.3   1239.8          7.5   0.20   1.13
                 ------------- ---------- -------- ------------ ------ ------
                                  1270.3   1283.4         13.1   0.18   1.56
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3008          1337.9   1345.5          7.6   0.13   1.04
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3009          1502.9   1531.5         28.6   0.28   3.07
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3010          1467.4   1522.7         55.3   0.19   1.55
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3012          1462.3   1463.6          1.3   0.20   2.54
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3013          1234.7   1240.3          5.6   0.55   3.06
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3014          1281.1   1311.3         30.2   0.28   2.73
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3016          1276.2   1303.4         27.2   0.17   2.31
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3020          1326.7     1379         52.3   0.37   3.17
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3021          1250.1   1272.6         22.5   0.06   0.79
                 ------------- ---------- -------- ------------ ------ ------
                                  1305.1   1311.2          6.1   0.67   0.78
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3022         1330.75     1337         6.25   0.38   1.31
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3023          1281.3   1294.7         13.4   0.61   1.00
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3025          1189.5   1190.7          1.2   0.98   3.09
                 ------------- ---------- -------- ------------ ------ ------
                                    1264   1265.3          1.3   0.92   1.63
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3026          1583.1   1646.7         63.6   0.31   1.87
                 ------------- ---------- -------- ------------ ------ ------
                 INCLUDING        1615.3   1646.7         31.4   0.29   2.59
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3027          1433.8   1464.3         30.5   0.28   1.11
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3028          1478.6   1483.7          5.1   1.04   1.65
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3029          1632.6   1638.4          5.8   0.22   1.79
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3034          1233.8   1234.9          1.1   0.24   2.81
                 ------------- ---------- -------- ------------ ------ ------
                                  1280.8   1282.3          1.5   0.08   1.63
                 ------------- ---------- -------- ------------ ------ ------

                 ------------- -------------------------------- -------------
                     DDH                    FEET                     %
                 ------------- -------------------------------- -------------
                                 FROM       TO       LENGTH      Cu     Ni
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3036          1292.0   1334.8         42.8   0.18   1.31
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3040          1531.4   1556.6         25.2   0.19   3.28
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3041          1449.3   1451.9          2.6   0.40   3.56
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3042          1577.2   1580.5          3.3   0.22   3.10
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3043          1527.5   1532.1          4.6   0.30   3.19
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3044          1307.0   1308.1          1.1   0.22   4.39
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3045          1493.5   1503.9         10.4   0.07   0.98
                 ------------- ---------- -------- ------------ ------ ------
                                  1521.1   1526.0          4.9   0.24   2.98
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3049          1429.6   1437.6          8.0   0.10   2.13
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3052          1511.2   1545.3         34.1   0.20   2.42
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3053          1607.5     1614          6.5   0.25   3.18
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3054            1506   1527.2         21.2   0.34   1.72
                 ------------- ---------- -------- ------------ ------ ------
                 FNX3056          1405.6   1415.8         10.2   0.12   1.16
                 ------------- ---------- -------- ------------ ------ ------
                                  1438.2   1452.3         14.1   0.09   1.27
                 ------------- ---------- -------- ------------ ------ ------
                 INCLUDING        1438.2   1443.9          5.7   0.14   2.06
                 ------------- ---------- -------- ------------ ------ ------

                 ------------- ---------- -------- ------------ ------ ------
                                       UNDERGROUND DRILLHOLES
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0084           551.7    577.8         26.1   0.16   1.79
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0085           576.0    611.5         35.5   0.24   1.33
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0086           540.4    547.4          7.0   0.09   1.17
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0087           468.5    505.0         36.5   0.15   2.18
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0088           510.0    515.0          5.0   1.01   1.26
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0091           380.0    395.0         15.0   0.25   1.46
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0098           551.8    568.8         17.0   0.28   1.97
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0100           512.2    514.6          2.4   0.48   2.45
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0104           546.0    568.0         22.0   0.29   2.55
                 ------------- ---------- -------- ------------ ------ ------
                 INCLUDING         556.0    568.0         12.0   0.40   4.07
                 ------------- ---------- -------- ------------ ------ ------
                 AND               582.0    585.0          3.0   0.17   2.28
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0112           497.7    512.6         14.9   0.10   1.16
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0122           501.2    516.5         15.3   0.21   2.96
                 ------------- ---------- -------- ------------ ------ ------
                 FNX0123           461.2    495.0         33.8   0.22   3.18
                 ------------- ---------- -------- ------------ ------ ------

The EAST MAIN DEPOSIT occurs between surface and 920 Level and to the east of the main ramp. It consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization. The central portion of the Deposit occupies a south easterly trending embayment that extends from surface, down dip to a depth of at least 600 feet below surface. The mineralized deposit is typically between eight to 25 feet thick and predominantly occurs near the base of the Granite Breccia horizon adjacent to the gneissic footwall rocks. In the southern down dip extension of the East Main, the mineralization splays into two narrow deposits each between eight and 15 feet wide, separated by 12 - 30 feet of weakly mineralized granite breccia and sublayer. A portion of this Deposit was mined above the 950 Level in 1997.

The East Main is located close to surface infrastructure which has made the logistics of drilling more complex. However, during 2002, ten holes were completed on the deposit and confirmed the trough-like nature of the contact, as well as the thickness and grades of the mineralization (0.41% Cu, 3.43% Ni OVER
25.4 FT in FNX3037). In mid April 2003, a near term production drilling program was completed. This program consisted of 6,803 feet of drilling in 11 holes, at 50 to 80 foot centres. Opportunities exist to extend the mineralization down dip and to the east.

[FNX LOGO]

                           McCREEDY WEST MINE PROPERTY
                               Inter Main Deposit
             West-East Inclined Section (Looking N-Dipping 41 DEG. S)

                                      [MAP]

In February 2003, FNX estimated an indicated resource of 167,000 tons for the East Main which graded 0.35% Cu, 2.54 % Ni. This estimate was verified by RPA.

A 10,000 ft program of advanced exploration drilling has been planned from a new exploration drift on the 950 Level underground. This drilling is designed to intersect contact-style mineralization at 150 to 200 ft centres along the eastern and down dip margins of the East Main, directly underneath the town of Levack. It is anticipated that this drilling will be complete by the end of the second quarter of 2003.

To date, 15 drillholes cut 10 significant intersections with eight of these being in excess of 10 ft

         MCCREEDY WEST:  EAST MAIN DEPOSIT - GRADED ASSAYS
        -------------- ---------------------------------- -----------------
            BHID                     FEET                        %
        -------------- ---------------------------------- -----------------
                         FROM        TO        LENGTH       Cu       Ni
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3037            272.8      298.2         25.4     0.41     3.43
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3038            286.4      300.2         10.6     0.37     3.63
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3039            263.4      284.8         21.4     0.24     2.52
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3046            320.2      352.6         32.4     0.26     1.64
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3047            381.7      397.2         15.5     0.56     1.62
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3048            448.3      467.1         18.8     0.41     4.67
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3055            333.7      337.4          3.7     0.83     3.76
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3058            542.8      556.9         14.1     0.85     3.05
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3061            304.9      310.4          5.5     0.28     1.48
        -------------- ---------- ---------- ------------ -------- --------
        -------------- ---------- ---------- ------------ -------- --------
        FNX3063            276.1      297.9         21.8     0.83     2.70
        -------------- ---------- ---------- ------------ -------- --------


The BOUNDARY ZONE occurs within a deep trough structure located down-dip and to the south-west of the Inter Main Deposit and to the east of the mined-out Lower Main orebody. There is the potential that this mineralization extends down dip for 2,400 ft, from the 1300 level to the 2800 level, with a strike extent of 200 to 400 ft. Inco mined this zone at the 1450 level, and carried out variably spaced drilling (dominantly 200 to 300 foot spacing) over most of the zone. The Cu-Ni mineralization ranges in thickness from 6.5 ft to 76.6 ft and dips from 35(degrees) to 60(degrees) south. Forty intersections of which 20 are in excess of 10 ft., were cut in 25 historical drill holes below the 1450 L. Intersections demonstrating potential included 0.32% Cu, 2.02% Ni, OVER 27.9 FT AND 1.08% Cu, 4.68% Ni OVER 8.8 FT.

FNX has completed four holes near the northern margin of this zone, three of which intersected significant intersections as follows:

         TABLE 11:   McCREEDY WEST:  BOUNDARY ZONE - GRADED ASSAYS

                 ------------- -------------------------------- -------------
                     BHID                   FEET                     %
                 ------------- --------- --------- ------------ ------ ------
                                 FROM       TO       LENGTH      Cu     Ni
                 ------------- --------- --------- ------------ ------ ------
                      FNX3066    1568.0    1575.1          7.1   0.15   1.79
                 ------------- --------- --------- ------------ ------ ------
                                 1681.2    1757.8         76.6   0.18   1.41
                 ------------- --------- --------- ------------ ------ ------
                    Including    1681.2    1715.5         34.3   0.15   1.69
                 ------------- --------- --------- ------------ ------ ------
                          and    1748.5    1757.8          9.3   0.54   3.38
                 ------------- --------- --------- ------------ ------ ------
                      FNX3067    1759.3    1821.3         62.0   0.18   1.32
                 ------------- --------- --------- ------------ ------ ------
                                 1802.9    1817.3         14.4   0.42   2.11
                 ------------- --------- --------- ------------ ------ ------
                      FNX3068      1744    1763.2         19.2   0.23   1.60
                 ------------- --------- --------- ------------ ------ ------

Additional surface diamond drilling and borehole UTEM-4 is recommended to test the known zone of mineralization as well as to explore the entire SIC contact environment below 1450 Level towards the property boundary to the south.

[FNX LOGO]


                           McCREEDY WEST MINE PROPERTY
                                   East Main
             West-East Inclined Section (Looking N-Dipping 41 DEG. S)

                                     [MAP]

The FOOTWALL TYPE Cu-Ni- PGM vein deposits are represented by three deposits known as 700 Deposit; 950 Deposit and the PM Deposit

The 700 DEPOSIT, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of 3000 ft. The zone was partially mined in 1997 prior to the mine being closed and production from narrow veins totalled 41,000 tons averaging 5.35% Cu, 0.56% Ni, 4.0 g/t TPM.

One hundred ninety eight historic drillholes have 437 significant intersections of which 128 (29.3%) are in excess of 15.0 g/t TPM, with the highest being 110.0 g/t over 0.4 ft. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft. (Figure
16). The average grade of the massive sulphide veins is 25.5% Cu, 2.2% Ni, 14.9 g/t TPM. FNX completed 24 underground drillholes with the results as presented below:

MCCREEDY WEST:  700 DEPOSIT - GRADED ASSAYS (> 2.0 g/t TPM)

---------------- ------------------------------------ ------------------ -------------------------------------
                                FEET                          %                          g/t
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
      DDH           FROM         TO        LENGTH        Cu       Ni       Pt       Pd       Au        TPM
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0001                3.00        4.40         1.40     12.55     0.22     3.39    7.24      6.65      17.28
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     112.20       132.5         20.3      3.56     0.53     1.84    2.42      0.63       4.90
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     150.50      156.65         6.15      0.20     0.03     1.72    0.68      0.31       2.71
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0001B               3.00        4.20         1.20     17.97     0.46     6.02    7.03     12.20      25.25
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      95.90      105.90        10.00      0.38     0.31     0.34    0.26      1.76       2.36
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     113.20      130.90         17.7      3.11     0.74     2.27    2.16      0.76       5.19
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0002                2.50        5.05         2.55      7.23     0.21     2.18    3.98      0.91       7.07
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      55.00       60.00         5.00      2.41     0.16     0.63    0.99      0.66       2.28
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      67.00       68.90         1.90      3.17     1.91     1.62    1.20      0.64       3.46
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     118.80      120.70         1.90      1.20     0.19     0.69    0.69      0.78       2.16
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     129.05      130.60         1.55     10.18     0.16     4.15    6.17      4.14      14.46
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0003               59.30       60.85         1.55     18.19     5.43     4.20    6.38      4.66      15.24
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     107.45      111.90         4.45      0.27     0.05     1.54    0.79      0.34       2.67
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0034               50.10       53.70          3.6     17.07     0.28     1.12    3.01      1.14       5.27
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     169.10      170.10         1.00     11.50     1.22     0.54    2.70      0.06        3.3
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0035               28.60       29.60         1.00      5.56     0.34     0.59    1.51      0.52       2.62
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      37.40       39.40         2.00      3.00     0.20     8.79    0.52      0.45       9.76
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0036               91.10       92.30         1.20      0.83     0.13     2.30    2.60      0.09       4.99
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0037              147.60      150.80         3.20     24.20     0.92     1.81    2.89      0.86       5.56
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0038                8.70        9.70         1.00     10.70     1.55     1.24    0.64      0.80       2.68
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      29.80       30.80         1.00     11.40     0.69     1.46    1.52      4.05       7.03
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0039               32.10       33.10         1.00     15.80     0.19     1.90    0.68      0.72        3.3
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0040               43.50       45.20         1.70     28.90     0.35     1.24    2.63      0.11       3.98
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0041               24.00       25.00         1.00      3.73     5.60     0.38    1.51      0.69       2.58
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      29.70       30.70         1.00     20.20     0.19     0.88    2.29      0.33        3.5
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0043               35.90       37.10         1.20     31.40     0.38     1.24    3.51      0.16       4.91
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      68.10       69.10         1.00     20.50     0.34     0.84    3.87      0.96       5.67
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0044               20.50       22.00         1.50     20.30     0.27     1.21    4.03      0.47       5.71
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0045               24.70       26.70         2.00      7.59     0.43     0.57    0.84      0.79        2.2
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      48.80       54.30          5.5     14.37     2.50     0.80    1.73      1.39       3.91
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      58.80       61.00         2.20      3.23     0.97     0.22    1.07      0.83       2.12
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0051               92.50       94.20         1.70     25.50     0.50     1.12    1.00      0.90       3.02
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     124.20      125.70         1.50     25.40     0.21     1.06    3.32      1.24       5.62
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     131.20      133.70         2.50      3.34     2.55     0.36    1.94      1.11       3.41
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     139.70      142.20         2.50     25.70     0.85     1.12    4.37      3.84       9.33
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------

---------------- ------------------------------------ ------------------ -------------------------------------
                                FEET                          %                          g/t
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
      DDH           FROM         TO        LENGTH        Cu       Ni       Pt       Pd       Au        TPM
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0052              111.50      112.50         1.00      4.92     0.16     0.11    3.38      0.05       3.54
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     118.35      119.60         1.25      0.75     0.93     1.47    0.56      0.21       2.24
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     192.20      193.90         1.70     27.20     0.38     2.84    7.91      3.41      14.16
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0053              154.10      156.10         2.00     10.20     0.13     0.45    1.86      0.16       2.47
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     249.50      251.50         2.00      0.83     0.32     1.13    1.57      0.25       2.95
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0054               25.90       29.60         3.70      6.26     0.58     0.86    0.94      3.37       5.17
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      62.60       64.40         1.80     28.10     0.07     3.29    6.95      0.83      11.07
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     188.00      189.00         1.00     19.45     1.75     1.94    5.28      0.61       7.83
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     234.30      235.80         1.50      1.80     3.56     0.46    1.30     39.50      41.26
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0055              114.20      115.20         1.00      8.30     0.54     0.86    4.13      0.90       5.89
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     232.20      233.20         1.00     16.50     0.04     4.07    0.48      0.36       4.91
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0080               71.70       77.00         5.30     17.50     0.61     1.08    2.95      1.93       5.95
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0081                8.30        9.30         1.00      4.88     0.04     1.23    2.41      0.84       4.48
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      57.00       60.00         3.00     28.50     0.59     1.34    4.63      0.42       6.39
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      69.40       70.40         1.00     14.00     1.21     0.64    2.13      0.38       3.15
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0082               36.00       40.50          4.5     18.78     2.11     1.14    3.88      1.59       6.60
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      97.00      100.50         3.50     20.00     1.25     1.45    3.01      0.55       5.01
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     130.60      133.00         2.40     13.55     1.74     0.86    0.81      0.51       2.18
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     159.70      161.00         1.30      6.47     0.59     0.31    5.57      0.80       6.68
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
FNX0083               26.80       30.70         3.90     25.20     3.80     1.30    4.34     28.80      34.44
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                      74.00       75.80         1.80     22.20     2.71     1.00    4.20      0.32       5.52
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------
                     187.90      193.10         5.20      0.05     0.01     0.02    0.02     78.30      78.33
---------------- ----------- ----------- ------------ --------- -------- -------- ------- --------- ----------


In February 2003, FNX estimated an indicated and measured resource on the 700 Deposit of 139,000 tons at a grade of 6.1% Cu, 0.81% Ni, 5.6 g/t TPM. This estimate was verified by RPA. The 700 Deposit is one of the most advanced ore zones at McCreedy West Mine and will be the first into production. In anticipation of production, five exploration raises were completed along some of the better veins within this zone.

The 950 DEPOSIT is located to the east of the 700 Deposit. This Deposit comprises two distinct styles of mineralization: massive chalcopyrite, pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft., and a broader deposit of irregular stringers and disseminated chalcopyrite blebs. Twenty-one historic drillholes yielded 54 significant intersections, 22 of which were greater than 10 ft. In many cases shorter sections of better grade are included in longer sections. Intersections demonstrating potential are:

Beginning in October of 2002, FNX began a drilling program from the rehabilitated 550-600 levels of the McCreedy West Mine. Fifteen diamond drill holes (10,832 ft.) were completed and helped to define the deposit over a strike length of 200 ft. with a down dip extent of 600 ft. Intersections demonstrating potential from the recent drilling include 2.4% Cu, 0.3% Ni, 5.1 g/ton TPM OVER
24.0 FT; and 5.1% Cu, 0.1% Ni, 6.8 g/t TPM OVER 37.1 FT.

There are untested areas to the east and down dip to the east-southeast, where there is a possibility that the 950 passes into the PM Deposit along a shallowly southeast plunging Deposit of mineralization.

In February, 2003, an indicated resource, verified by independent consultants RPA, of 520,000 tons, grading 1.44% Cu, 0.27% Ni AND 5.28 g/t TPM, was estimated for the 950 Deposit.

McCREEDY WEST:  950 DEPOSIT - GRADED ASSAYS (> 2.0 g/t TPM)

   -------------- ----------------------------------- ------------------ ------------------------------------
                                 Feet                         %                          g/t
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
        DDH          FROM        TO        LENGTH        Cu       Ni        Pt        Pd       Au      TPM
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0016            237.70     239.50         1.80      0.81     0.09      0.97      1.26    0.11     2.34
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      319.30     320.30         1.00      3.31     0.65      1.29      2.81    0.11     4.21
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      382.60     413.50        30.90      0.27     0.08      1.46      1.13    0.31     2.89
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      432.50     439.80         7.30      1.55     1.30      2.13      1.90    0.61     4.64
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      451.90     455.60         3.70      0.27     0.06      3.14      1.35    0.58     5.07
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      472.80     496.80        24.00      2.43     0.26      1.87      2.36    0.82     5.05
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      507.50     518.90        11.40      2.83     0.25      2.12      2.65    0.96     5.74
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      534.30     535.40         1.10      1.94     0.11      1.07      1.70    1.27     4.04
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      592.10     608.50        16.40      0.34     0.07      4.84      3.14    0.23     8.20
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0017            250.10     251.90         1.80      8.42     0.25      0.84      1.74    0.63     3.21
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      300.60     302.30         1.70      0.73     0.19      0.76      1.13    0.13     2.02
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      483.60     505.20        21.60      0.74     0.15      0.95      1.18    0.31     2.43
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      539.00     572.60        33.60      1.20     0.56      1.59      2.08    1.15     4.82
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   INCLUDING          539.00     545.40         6.40      4.68     2.41      5.85      7.85    4.23    17.93
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0019            261.90     265.00         3.10      4.63     1.56      0.66      1.40    0.40     2.46
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      276.30     280.90         4.60      3.81     0.37      0.54      1.19    0.28     2.00
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      328.40     329.00         0.60      4.56     2.62      1.39      3.61    0.39     5.39
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      353.50     366.10        12.60      1.53     0.07      0.90      0.49    0.61     2.00
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      372.90     410.00        37.10      5.13     0.10      2.19      3.45    1.15     6.79
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   INCLUDING          383.20     388.30         5.10     32.50     0.16     10.55     18.20    5.53    34.28
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      431.40     435.00         3.60      1.07     0.30      1.64      0.62    0.93     3.19
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      445.00     515.00        70.00      0.65     0.28      1.68      1.29    0.53     3.50
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   INCLUDING          453.10     470.00        16.90      0.94     0.32      3.50      2.29    0.94     6.73
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0020            217.70     221.00         3.30      2.68     0.37      0.79      1.30    0.53     2.62
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      239.80     245.20         5.40      1.46     0.74      3.21      1.92    0.55     5.68
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      267.20     268.90         1.70      0.26     0.05      1.17      1.09    0.15     2.41
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      366.60     384.00        17.40      1.34     0.09      0.76      1.06    0.37     2.18
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      408.50     409.50         1.00      2.17     0.12      0.59      1.60    0.21     2.40
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      417.20     438.40        21.20      4.15     1.44      1.42      2.23    0.67     4.33
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      457.20     495.50        38.30      1.00     0.19      1.92      1.53    0.40     3.84
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   INCLUDING          457.20     468.00        10.80      0.97     0.42      1.38      1.39    0.31     3.08
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   INCLUDING          484.70     495.50        10.80      1.78     0.08      4.45      2.96    0.75     8.16
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      507.20     510.00         2.80      0.33     0.07      3.07      2.14    0.55     5.76
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      513.80     517.10         3.30      0.32     0.18      1.02      1.04    0.21     2.27
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0021            237.00     251.10        14.10      5.59     0.93      1.08      2.70    0.77     4.55
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      265.00     295.40        30.40      0.67     0.05      1.67      1.72    0.17     3.56
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      320.00     325.00         5.00      0.37     0.11      1.19      2.75    0.14     4.08
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      345.00     346.10         1.10      0.18     0.03      1.71      1.05    0.36     3.12
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      381.60     383.00         1.40     10.80     0.06      4.95      9.35    3.93    18.23
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      404.30     420.40        16.10      0.55     0.05      2.83      2.06    0.51     5.40
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      430.00     442.80        12.80      1.58     0.18      4.88      2.05    0.99     7.92
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      475.00     480.00         5.00      1.39     0.08      1.10      1.48    0.30     2.87
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      485.10     490.00         4.90      0.27     0.02      0.89      1.10    0.09     2.08
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      515.00     516.10         1.10     16.25     1.64      6.03     31.30    0.65    37.98
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      534.20     535.50         1.30      0.03     0.09      2.20      9.87    0.22    12.29
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      550.00     554.90         4.90      0.05     0.02      1.77      0.86    0.05     2.69
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0024            207.40     208.40         1.00      5.72     1.89      2.13      4.45    0.49     7.07
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      425.30     426.50         1.20      0.95     0.11      1.28      1.59    0.34     3.21
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      432.35     433.40         1.05      0.74     0.05      2.16      1.41    0.25     3.82
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      444.20     447.20         3.00      1.74     0.08      2.29      1.90    2.66     6.85
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------

   -------------- ----------------------------------- ------------------ ------------------------------------
                                 Feet                         %                          g/t
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
        DDH          FROM        TO        LENGTH        Cu       Ni        Pt        Pd       Au      TPM
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      499.50     509.20         9.70      0.59     0.09      1.15      1.06    0.45     2.67
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      524.80     545.50        20.70      1.24     0.24      2.52      3.33    0.55     6.40
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   including          527.60     530.00         2.40      2.62     0.77      4.53      9.50    0.81    14.84
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   including          544.55     545.50         0.95      9.11     0.02     14.50     19.75    0.19    34.44
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      582.60     588.60         6.00      0.37     0.33      4.25      5.33    0.18     9.76
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
   FNX0025             28.10      29.20         1.10      2.66     0.39      0.61      1.79    0.55     2.95
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      334.60     338.30         3.70      1.18     0.16      1.93      5.82    0.32     8.07
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      537.80     539.30         1.50      1.78     0.26      5.22      9.82    5.45    20.49
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      576.90     583.00         6.10      2.12     0.23      4.22      4.57    2.02    10.82
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      597.50     600.70         3.20      0.45     0.03      1.13      1.35    0.97     3.45
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------
                      635.70     640.60         4.90      0.89     0.12      2.18      3.28    2.69     8.15
   -------------- ----------- ---------- ------------ --------- -------- --------- --------- ------- --------

[FNX LOGO]
                                  McCREEDY WEST MINE PROPERTY
                                           950 Deposit
                  Inclined Section (Looking NW at 331 DEG. -Dipping 35 DEG. SE)


                                           [MAP]

The PM DEPOSIT is hosted in a broad package of Sudbury Breccia within the Levack Gneiss, below the 1450 level at McCreedy West Mine. Mineralization occurs as massive chalcopyrite +/- millerite veins filling steeply south dipping fractures, ranging from three to four inches up to several feet in width, as very fine, disseminated sulphides (chalcopyrite) and as blebs and stringers of chalcopyrite and millerite. Vein and stringers tend to occur within, or along the contacts of gneissic clasts within the Sudbury Breccia, while zones of disseminated mineralization are concentrated in the matrix of the Sudbury Breccia.

Though the combination of narrow, irregular stringers, joint fillings and broad zones of disseminated sulphide may make the PM Deposit potentially amenable to bulk mining, evidence is emerging that suggests there may be high grade cores of mineralization within the PM the exact geological controls of which have yet to be defined. Mineralization in the PM exhibits an overall plunge of roughly 30o to the southeast.

Inco had completed 44 drill holes in the PM Deposit which yielded 44 significant intersections, 34 of which are greater than 20 ft. thick. Intersections demonstrating the potential of the PM Deposit are 0.66% Cu, 0.27% Ni, 4.0 g/t TPM OVER 136.7 FT. ; 10.75% Cu, 2.81% Ni, 121.9 g/t TPM OVER 7.5 FT. and 0.85%
Cu, 0.20% Ni, 3.4 g/t TPM OVER 136.2 FT.

The first hole drilled on the property by FNX, (FNX3000), intersected 250.7 FT (150 FT TRUE WIDTH) OF 1.17% Cu, 0.22% Ni AND 6.24 g/t TPM. This hole transected the heart of the PM Deposit with the mineralization style consisting of narrow fracture fill and replacement veins and disseminations. Included within this long intersection were shorter sections of higher grade (7.5% Cu, 0.8% Ni, 30.7 g/t TPM OVER 15.3 FT. Other FNX holes drilled closer to the eastern margins of the deposit encountered "noseeum" type mineralization consisting of low sulphide content in veinlets and disseminations which were difficult to observe in unpolished core. One of these holes, (FNX3022), intersected 64.10 FT GRADING 0.07% Cu, 0.05% Ni, AND 15.15 g/t TPM.

To the end of April 2003, FNX had completed 40 new drillholes into the PM Deposit for a total of 24,754 ft. Though the results for these holes have not yet been announced it can be stated that they confirm the Inco drilling and have enhanced the potential of the deposit.

Immediate work plans for the PM Deposit include the increased definition of higher grade sections on 50 to 80 foot centres. In addition, an exploration drift into a high grade portion of the deposit is being planned. This will allow a detailed examination of controls on mineralization and effectively provide a small stockpile of high grade material, from which assay and metallurgical samples can be drawn.


6.2.4    RESOURCES AND RESERVES

In a news release dated February 24, 2003, FNX announced that resource estimates for five of the seven known deposits at McCreedy West Mine totalled 1,740,000 tons in the measured and indicated categories and a further 376,000 tons in the inferred category.

RPA, a Toronto based firm of independent geological consultants and engineers were retained to review FNX's internally generated resource estimates for several of the McCreedy West Phase 1 production targets. This report entitled "Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario", and dated March 5, 2003 was authored by Richard Routledge, M.Sc (Appl.), P.Geol.

In addition to auditing and verifying the resource estimates generated by FNX, the report reviews the practices and procedures employed by the Company, comments on the Quality Assurance/Quality Control procedures employed by the Company and, while noting that FNX meets or exceeds Industry Standards in all important aspects of the QA/QC, makes recommendations as to how some of these procedures could be further improved. The complete report was filed with SEDAR on March 26, 2003. Following is the Summary as contained in the RPA Property
Report:

"Summary


        Roscoe Postle Associates Inc. (RPA) was requested by FNX Mining Company Inc. (FNX) to review and audit FNX-prepared resource estimates for the McCreedy West Mine property nickel-copper-cobalt-Pt-Pd-Au-bearing deposits and to prepare an independent report conforming to National Instrument (Ni) 43-101 and Form 43-101F1 reporting requirements.

        FNX has an option agreement with Inco Limited (Inco) under which FNX may undertake exploration and mining of five Inco properties in the Sudbury area. FNX has formed a joint venture with Dynatec Corporation of Richmond Hill, Ontario (75% and 25% interests respectively) to carry out exploration, mining development and eventually mining on the Inco properties on behalf of the joint venture. FNX is responsible for exploration and resource estimation. A separate, non-public, agreement between FNX and Inco, the "Off-Take Agreement", grants Inco the right to purchase FNX/Dynatec mine production and defines the payment terms. In essence, FNX accountable metals (content subject to Inco payment) are defined based on Clarabelle mill and Inco smelting and refining recoveries in addition to LME metal prices. FNX is carrying out metallurgical testing for each deposit.

        The McCreedy West Mine property is located in Levack Township within the Sudbury Mining District on the North Range of the Sudbury Intrusive Complex
     (SIC), some 34 km northwest of the city of Sudbury and about 400 km northwest of Toronto. The property encloses the town of Levack and totals
     804.24 acres (325.46 hectares) held under eight freehold patented parcels:
     544SWS, 1971SWS, 5586SWS, 5591SWS, 8675SWS, 8784SWS, 8785SWS and 22185SWS.
     The patents include surface and mining rights.

        The five deposits and associated zones for which FNX and Dynatec have estimated Mineral Resources to date on the McCreedy West Mine property include "Contact" and "Footwall Vein" deposits typical of others mined by Inco from 1970 to 1997 on the property and elsewhere at mines located along the SIC North Range. Combined past production by Inco from the McCreedy West Mine to 1997 totals 15.76 million tons (14.3 million tonnes) averaging 1.44% Ni, 1.70% Cu, and 0.043 oz/ton total precious metals (Pt, Pd, Au). Cobalt and rhenium were also recovered.

        The Mineral Resources are located from 200 ft. depth to about 1,450 ft. depth. They are delineated in pipe-like, lenticular and tabular "contact deposits" occurring along the SIC footwall contact hosted by sublayer dark norite and late granitc breccias, or in "Foot Wall Vein Complexes" located in the Archean footwall rocks and hosted in Sudbury Breccias and brecciated Levack Complex granitic gneisses. The Contact deposits are the Inter Main, Inter Main West, East Main, Upper Main and Upper Main Hanging Wall. The footwall vein deposits are the 950 Complex and the 700 Complex.

        Inco has mined portions of the Upper Main, 700 Complex and the 950 Complex. Dynatec has rehabilitated the McCreedy West Mine decline and recently completed five raises on veins in the 700 Complex.

        FNX estimated Indicated and Inferred Mineral Resources for the contact deposits and the 950 Foot Wall Vein Complex from mid January to mid February 2003. Dynatec estimated Measured, Indicated and Inferred Mineral Resources for the 700 Footwall Vein Complex in late 2002.

        In RPA's opinion the data collection (drilling, sampling, assaying) and quality control and assurance (QA/QC) work by FNX is above industry standard and conforms to best practices guidelines set by the OSC/TSE Mining Standards Task Force (1999). The FNX QA/QC program has been reviewed, and a report prepared, by Ms. Lynda Bloom, M.Sc., P.Geo., of Analytical Solutions Inc. (Bloom, 2003). RPA has reviewed the Bloom report, has examined the data used in the report and agrees with its conclusions and recommendations. RPA has also reviewed an earlier report, dated July 27, 2001, prepared by Spiteri Geological & Mining Consultants
     (SGM) entitled "Fort Knox Project Sudbury, Ontario Independent Check Sampling and Assaying Program". RPA has accepted and relied on the Bloom
     (2003) and SGM reports for the assaying QA/QC information described in this report.

        The drilling and assay database, consisting of past Inco surface and underground drilling and recent FNX holes, is extensive and adequate for Mineral Resource estimation, and supports the classification assigned to the resources by FNX and Dynatec. Assaying core for precious metals and cobalt was not done for some Inco holes used in the resource estimation of contact deposits. Historically, precious metals and cobalt values have been low in contact deposits and are not significant in terms of mine viability. Consequently these metals are not reported in the contact deposits' resources.

        McCreedy West Mine property Mineral Resources, as estimated by FNX and Dynatec, are summarized in Tables 1 and 2.

            TABLE 1 SUMMARY OF McCREEDY WEST MINE PROPERTY RESOURCES FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT

         RESOURCE
         CATEGORY            SHORT TONS    % Ni     % Cu   PT (oz/ton)   PD (oz/ton)   AU (oz/ton)
--------------------------- ------------- -------- ------- ------------- ------------- -------------
CONTACT DEPOSITS
Indicated                      1,081,000   2.09     0.27        -             -             -
Inferred                         376,000   1.75     0.40        -             -             -
FOOTWALL DEPOSITS
Measured*                         59,900   0.62     5.52      0.054         0.089         0.046
Indicated*                       599,000   0.36     2.12      0.064         0.068         0.026
Measured & Indicated*            659,000   0.38     2.43      0.063         0.070         0.028
Inferred*                         16,000   0.70     4.36      0.050         0.068         0.042

*Includes 700 Complex Resources that are diluted

       TABLE 2 SUMMARY OF McCREEDY WEST MINE PROPERTY RESOURCES BY DEPOSIT
           FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT

                                RESOURCE                                             Pt                    Au
        DEPOSIT/ZONE            CATEGORY     SHORT TONS      %Ni         %Cu       oz/ton   Pd oz/ton    oz/ton
----------------------------- -------------- ------------ ----------- ----------- --------- ----------- ---------
Inter Main & HW               Indicated          866,000     2.02        0.24        -          -          -
                              Inferred            60,500     2.00        0.20        -          -          -
Inter Main West               Inferred           112,000     2.31        0.53        -          -          -
East Main                     Indicated          167,000     2.54        0.35        -          -          -
                              Inferred            76,300     1.26        0.51        -          -          -
Upper Main                    Indicated           48,000     1.87        0.46        -          -          -
Upper Main HW                 Inferred           128,000     1.44        0.31        -          -          -
700 Footwall Complex          Measured*           59,900     0.61        5.52      0.054      0.089      0.046
                              Indicated*          78,900     0.97        6.62      0.049      0.083      0.047
                              Inferred*           16,000     0.70        4.36      0.050      0.068      0.042
950 Footwall Complex          Indicated          520,000     0.27        1.44      0.066      0.066      0.022

*Uncut and diluted

     The contact and 950 Complex deposits were wireframed and 3-D block modelled using Datamine software in a conventional fashion. Inverse distance (ID(2) and ID(4) respectively) was employed for block grade interpolation using specific gravity and length-weighted assay composites. Nearest neighbour interpolation validated the models. The resource estimation database consists of Inco and FNX surface and underground drilling, core sampling and assaying. The resource modelling is based on a 1% Ni cut-off grade and a minimum mining width of 8.0 ft. true width for the contact deposits. For the 950 Complex, the cut off grade is 0.75% Ni equivalent over the same minimum mining width. These cut-off grades and widths are reasonable in RPA's opinion.

     The 700 Complex was modelled on 25 ft. spaced cross sections with resources estimated by the cross sectional polygon method employing ACAD software for area measurement on section. Minimum mining width is 5.0 ft. true width. The Measured Resources are based on drilling and some underground development and sampling. The Indicated and Inferred Resources are based on drilling alone.

     Cut-off grades were determined from anticipated costs of applicable mining methods in conjunction with the Inco Off-Take Agreement and 2003 and late 2002 metal prices as outlined in this report.

     The FNX estimation of Mineral Resources for the contact deposits and the 950 Footwall Vein Complex, by 3 -Dimensional computer block modelling, has been done to industry standards and is reasonable, in RPA's opinion.

     The resource block modelling and estimation methodology and parameters are reasonable for global estimation of Indicated and Inferred Resource grade and tonnage for the contact deposits and the 950 Complex. Some refinements to the modelling should be considered for future resource updates

     Dynatec estimated the 700 Complex Measured, Indicated and Inferred Resources in keeping with industry standards by the cross sectional polygonal method. Grades are uncut in keeping with past Inco practice in mining the down dip portion of the zone and the resource is diluted. In RPA's opinion the 700 Complex estimate is reasonable, however the impact of grade capping should be investigated for future estimation of Mineral Resources and Mineral Reserves.

     RPA has minor concerns that do not affect the Mineral Resource estimates in any material way. RPA's recommendations concerning resource estimation are discussed in the various sections of this report. They are summarized as follows:

         GENERAL AND CONTACT DEPOSITS

     o RPA recommends more regularized core sampling with a maximum interval of 5 ft. or less in potential resources intercepts. This will facilitate compositing for block modelling and offer better local grade resolution in the grade block model.

     o Instead of marking actual drill hole numbers on sample bags to facilitate administration of assay results, RPA recommends use of a separate administrative numbering system for sample bags to cross reference bag lot/batch file numbers to hole numbers.

     o Within the wireframe models there are substantial drill intercepts of sub cut-off low grade/waste that may represent discrete zones distinct from the main bodies. Practice elsewhere in the Sudbury Camp is to consider that selective mining can leave a waste interval of 10 ft. and distinct footwall or hanging wall zones orphaned by this waste interval maximum are modelled separately. RPA recommends that FNX consider this practice for future resource estimates.

     o RPA notes that two intercepts in the Inter Main deposit do not make grade-width minimums and recommends that future resource updates remodel the wireframes to eliminate these intercepts, if this action is still warranted after completion of the ongoing fill-in drilling.

     o In order to improve the reliability of SG weighting in resource estimation at McCreedy West Mine, RPA recommends that SG tests be done routinely for core samples where higher Ni and Cu grades are anticipated and for semi massive to massive sulphides mineralization.

     o The maximum number of samples for block interpolation at 10 to 20 combined with ID(2) interpolation may over smooth grade somewhat. Interpolation parameters, lower number of maximum samples/octant search etc., should be examined for future resource and reserves estimation where better local grade resolution will be required for mine planning.

     o Additional test work on rejects and core duplicates for precious metals zones recommended to improve QA/QC work.


         950 FOOTWALL VEIN COMPLEX

     o RPA recommends that additional studies be undertaken to determine how sensitive the block model grade estimate is to capping levels, and what capping levels would be appropriate for this deposit. In RPA's opinion, the Pt and Pd grades in the 950 Complex should probably be capped at something closer to 15 g/t, while for Au the cap should be in the order of 10 g/t.

     o RPA recommends that additional work be carried out to refine the grade interpolation search parameters employed. Variography for PGEs and Au within the 950 Complex may be warranted and should be considered by FNX in future resource updates.

     o RPA notes that the search orientation is not optimal for some portions of the 950 Complex volume model owing to the variations in dip of the mineralization and will result in poor local grade estimation, even though the global resource estimate may not be affected too much. RPA recommends that this be rectified as soon as possible. One possible means of correcting the problem would be to divide the wireframe model into a number of smaller, less complex, domains, each with their own search ellipsoid and sample dataset.

     o RPA recommends that, unless some resource classification scheme is tied to the use of the 50 ft. x 50 ft. x 5 ft. grade interpolation search, that this ellipsoid be discarded. RPA further suggests that the minimum sample number constraint of 5 seems somewhat restrictive, while the maximum sample limit at 20 seems a bit too high. RPA recommends that additional work be carried out to refine the search parameters employed.

     o RPA agrees with the Mineral Resource classification for the 950 Complex currently made on a purely geologic basis but recommends that further work be done on the estimation parameters to develop a more formal set of criteria.

         700 FOOTWALL VEIN COMPLEX

     o RPA recommends further work to examine the impact of grade capping on resource estimation for the 700 Complex.

     o Pt, Pd and Au prices have increased substantially since the Inco resource estimate of 2001 and subsequent Dynatec resource estimate in 2002. RPA recommends that the resource/economic potential of sub cut-off resource polygons be re-assessed based on current metal prices."

END OF RPA SUMMARY

6.2.5    RECOMMENDED WORK PROGRAM AND BUDGET

The objectives of the 2003 exploration program are to bring the indicated and measured resources of the various McCreedy West deposits to a reserve status, to expand the resource base and to continue exploration for further deposits. This will be achieved by a program of detailed evaluation of FNX and Inco data, together with a program of diamond drilling, which should be sufficient to provide strong geological confidence in the various zones.

During 2003, this diamond drill program will mostly originate from underground on the 950 and 1600 levels, and will consist of 69,600 feet of near term production drilling on 50 to 80 foot centres, and 57,900 feet of advanced exploration drilling. In addition, 25,000 feet of surface drilling is planned with 6,000 feet destined for near term production, and 17,000 feet for testing under-explored areas. The initial deposits to be mined include the Cu-Ni-PGE rich 700 Deposit and the Ni-rich Upper Main Deposit. With production initialized, there will be increased emphasis on completing the infrastructure required to access the other near term deposits of interest, including the Inter Main, East Main and 950 Deposits. Exploration of the PM Deposit through an access drift across the main axis of the deposit is also being planned. Such a drift would allow FNX the opportunity to very quickly gain a better understanding of the geology, structures and mineral distribution in this potentially very large Cu-Ni-PGE rich resource.

The planned 2003 exploration budget for the McCreedy West property is estimated at $5.7 million.

6.3      LEVACK MINE PROPERTY

6.3.1    LOCATION, HISTORY & INFRASTRUCTURE

The Levack Mine property, comprising 811.37 acres (328.4 ha) in six mining patents, is located 34 km northwest of Sudbury (Figure 1) in Levack Township and immediately adjacent to the McCreedy West property described above. Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. Mond Nickel acquired the property in 1912 and production started from the No.1 inclined shaft in 1915. Following the merger with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft. In 1939 the No.1 and No.2 East Orebodies were discovered and the No.3 and No.4 Orebodies were discovered by diamond drilling in 1947. The No.3 internal shaft was collared in 1950.

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,500,000 TONS GRADING 1.31% Cu, 2.00% Ni, 1.5 g/t TPM.

FNX began exploration on the Levack property in March, 2002. During 2002, FNX focused on the 1300 and 1900 zones and in the first quarter of 2003, exploration drilling targeted under-explored contact zones near the #3 and #7 Orebodies. Extensive airborne EM and magnetic surveys, downhole UTEM, and ground IP and magneto-telluric surveys completed during 2002 were followed up in early 2003 by further ground and downhole IP surveys, and continuing downhole UTEM surveys of current drilling.

Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft remains accessible and usable to approximately the 3,600 ft Level. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine return air. The surface infrastructure includes the collar house, hoist room with hoist and miscellaneous surface buildings including the sand plant. Some of these buildings are scheduled for demolition. Hydroelectric power is currently available to the project site. The surface load out and rail car loading area are functional. Re-entry to the Levack workings will not conflict with the current McCreedy East operations of Inco.

This property is covered by the joint Inco-Falconbridge environmental closure plan, which also covers McCreedy West. A revised closure plan would have to be prepared as required by the Ontario Mining Act prior to commencing an advanced exploration program or mine development. FNX has initiated site reconnaissance in order to design environmental monitoring programs that will maintain compliance with regulatory requirements once site development proceeds and also to distinguish between existing and incremental liabilities. A Certificate of Approval (Sewage) is in place to handle sanitary sewage and all mine water reports to the Strathcona effluent treatment facility.

6.3.2    PROPERTY GEOLOGY & MINERALIZATION

The Levack Mine is located on the northwest margin of the SIC. It is situated within the Levack trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45(degree) southeast and contains all of the major North Range deposits.

The Contact-type orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments the thickened sequence of sublayer, consists dominantly of granite breccia with sublayer norite containing sulphide mineralization. The orebodies comprise thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite. In addition each of the contact-type zones (including the Levack Main, No. 1, No. 2, No. 3 and No. 4 Zones) has an area of associated Cu-PGM-rich sulphides, occuring as a stockwork of massive stringers in the footwall Sudbury Breccia.

Hangingwall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia. The sulphide mineralization and the host rocks have been disrupted by northwest-trending faults.

6.3.3    DEPOSIT TYPES

The CONTACT TYPE deposits are represented by the 1300 Zone & No. 7 Zone, which are primarily Ni-Cu deposits with minor PGM content. The 3 Orebody is of the Cu-Ni-PGM FOOTWALL TYPE, while the 1900 Zone, can be regarded as a HYBRID-TYPE exhibiting features of both Contact- and Footwall-types.

The remaining two areas are high priority targets. The first is a UTEM anomaly located between the 1300 and 1900 Zones and which could indicate Ni-Cu contact type mineralization linking the two zones. The second target area, located in the footwall area extending north from the SIC contact, is a prime target for high grade Cu-Ni PGM vein-type mineralization.

Four of the six target areas outlined contain known mineralization and are considered to have production potential.

The 1300 ZONE is more or less typical of the contact style mineralization observed on the North Range. The best part of the Ni rich mineralization within this 300 by 450 foot zone consists of massive, semi-massive, blocky and blebby sulfides comprised of pyrrhotite-pentlandite-chalcopyrite-pyrite. Located directly adjacent to the contact with the ultramafic-gabbroic footwall, the dominant host rocks for this mineralization are Granite Breccia and Sublayer Norite. In this zone the nickel values generally exceed the copper values by a ratio of at least 2:1, while PGM values are depleted. This, combined with the low copper values is considered to suggest possible migration of copper and PGMs into an adjacent footwall environment.

To date FNX has completed 24 holes (55,500 ft.), testing both the 1300 and 1900 zones. Significant FNX intersections in the 1300 zone are presented below.

LEVACK PROPERTY:  1300 ZONE - GRADED ASSAYS

     -------------- ---------------------------------- ----------------- ---------------------------------
                                  FEET                        %                        g/t
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
          DDH         FROM        TO        LENGTH       Cu       Ni       Pt       Pd      Au      TPM
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2001           1470.0     1505.7         35.7     0.64     1.98     0.39    0.36     0.05    0.80
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2002           1465.9     1470.9          5.0     3.48     0.41     1.03    6.71     0.68    8.42
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2007           1330.3     1388.5         58.2     0.54     1.79     0.33    0.33     0.03    0.69
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2009           1412.9     1492.7         79.8     0.68     1.57     0.14    0.15     0.03    0.31
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2010           1202.8     1210.9          8.1     0.59     2.07     0.25    0.22     0.07    0.54
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2011           1483.7     1511.2         27.5     0.33     0.78     0.11    0.15     0.02    0.28
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2013           1438.0     1480.2         42.2     0.69     2.73     0.25    0.18     0.13    0.56
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2014           1455.6     1471.0         15.4     0.51     1.40     0.15    0.21     0.03    0.39
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------
     FNX2020           1529.0     1535.0          6.0     0.10     1.87     0.03    0.02     0.02    0.06
     -------------- ---------- ---------- ------------ -------- -------- -------- ------- -------- -------


The main focus for the 1300 Zone in 2003 will be to complete a good geological interpretation followed by strategic drilling. Currently, three holes (6000 ft) have been planned for this zone. UTEM surveys from FNX's western-most drilling of the 1300 zone have suggested the presence of a significant conductive body to the west of the 1300 and 1900 zones and southeast of the Main Orebody. This area represents a good exploration target.

The NO. 7 DEPOSIT is an area of unmined Ni-Cu contact-type mineralization located mainly above the 1600 Level, below and west of the Levack Main Orebody. It is an elongate, trough-like zone approximately 200 ft wide and extending approximately 1000 ft down dip. Thirty-seven Inco boreholes with 48 intersections, 26 of which are greater than 10 ft., cut the zone and assays show that Ni values exceed copper values by a ratio of at least 2:1 and PGM values are very depleted. This depletion in Cu and PGMs suggests the migration of these elements into a footwall environment.

Intersections demonstrating potential include 0.93% Cu, 1.64% Ni OVER 78.7 FT. ; 0.54% Cu, 5.78% Ni OVER 3.2 FT. and 0.48% Cu, 1.53% Ni OVER 36.0 FT.

FNX has only recently started drilling on this zone to confirm and expand on the data generated by Inco.

The FOOTWALL TYPE of mineralization is represented by the NO.3 ZONE, which is situated 3,600 ft. east of the No. 2 shaft and up dip from the Levack No.3 Orebody It has been explored by two recent surface drill holes and several underground exploration drill holes. As is typical of the footwall environment, the mineralized intersections are Cu and PGM enriched.

In-hole UTEM-4 surveys indicate that the zone may be open along strike and dip. The zone can be accessed from the Levack Mine 2050 Level drift where narrow Cu-PGM stringers similar to those intersected in the diamond drill holes are present.

FNX has completed one borehole of 3,900 ft on this target below and to the south of the No.3 Orebody. The main focus in 2003 will be to complete a geological interpretation of the No.3 Orebody and the immediate footwall rocks. Currently, three holes for a total of 10,000 feet have been budgeted for this area. In-hole UTEM-4 surveys indicate that the No.3 Orebody may be open along strike and dip.

[FNX LOGO]                    LEVACK MINE PROPERTY
                     Longitudinal Section (Looking North)
                                  Target Areas

                                      [MAP]

Patterson regards the 1900 ZONE as a hybrid of the Contact and Footwall deposit types. The 1900 Zone is hosted in a granite breccia overlain by a 450 ft wide meta-gabbroic-ultramafic block. Below the zone, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia. Mineralization within this zone occurs as narrow, fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The 1900 Zone contains significant PGE mineralization with values in excess of 3.4 g/t. It should also be noted that in the lower parts of some of the boreholes there are narrow ( < 3 ft) mineralized intercepts with enriched Cu and PGM values typical of the footwall, vein- type Cu-PGE mineralization.

Significant FNX intersections in the 1900 Zone include:

LEVACK:   1900 ZONE  - GRADED ASSAYS

  -------------- ---------------------------------- ---------------- ---------------------------------
       DDH                     FEET                        %                       g/t
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
                   FROM         TO        LENGTH      Cu       Ni      Pt       Pd       Au     TPM
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2000          1,797.7     1,813.0        15.3     0.81    0.52     0.57     1.96    0.07    2.61
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2001          2,067.8     2,150.4        82.6     0.96    0.97     0.84     0.89    0.06    1.79
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
          INCL.    2,130.5     2,150.4        19.9     2.81    1.95     1.67     1.15    0.18    3.00
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
          INCL.    2,141.7     2,150.4         8.7     5.28    4.35     3.08     1.87    0.13    5.07
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2003          1,963.1     1,969.2         6.1     2.14    4.18     1.26     1.59    0.37    3.22
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2004          1,721.9     1,749.7        27.8     0.69    1.67     0.53     0.72    0.03    1.28
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2009          1,993.1     2,000.0         6.9     0.77    0.96     1.46     0.96    0.34    2.76
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2012          1,781.1     1,794.6        13.5     1.42    1.41     1.24     2.20    0.28    3.72
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2014          2,008.0     2,037.3        29.3     1.19    1.25     0.98     1.17    0.10    2.26
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
  FNX2015          1,769.2     1,790.3        21.1     2.25    0.97     1.07     1.43    0.18    2.68
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------
                   1,829.6     1,836.8         7.2     0.56    2.63     1.68     2.21    0.09    3.98
  -------------- ---------- ----------- ----------- -------- ------- -------- -------- ------- -------


The main focus in 2003 will be to complete a thorough geological interpretation of the 1900 Zone, which will be followed by drilling. The three holes budgeted to test the 1300 Zone will also test the 1900 Zone. These three holes will total about 6,000 feet of drilling. As previously described, UTEM-4 surveys from FNX's western drilling of the 1300 and 1900 zones have suggested the presence of a significant conductive body to the west and upwards toward the Levack Main Orebody. Drilling in this area is sparse and the untested area to the west, measuring 400ft by 300 ft is an excellent target. The exploration program consisting of drilling and borehole UTEM-4 is recommended.

As previously noted the 1900 Zone may have a connection to the 1300 Zone, and possibly with the Levack No. 3 Orebody which is located some 800 ft. to the east. This untested area measures 800 by 500 ft and an exploration program consisting of surface drilling and borehole UTEM-4 is recommended.


6.3.4    RECOMMENDED WORK PROGRAM AND BUDGET

The prime objective is to determine, as quickly as possible, if the established mineralized zones described above can be upgraded to resource/reserve category. This will be achieved by a program of detailed evaluation of Inco data, together with diamond drilling.

Thirteen surface drill holes have been budgeted in order to achieve the outlined program objectives. After completion of a more thorough data compilation, detailed program planning will determine the most practical locations from which to drill all targets. UTEM-4 will be utilized where appropriate. Metallurgical testing will be completed for all zones being contemplated for mining.

Proposed exploration expenditures for this program are estimated at $1.3 million.

6.4      NORMAN PROPERTY

6.4.1    LOCATION, HISTORY & INFRASTRUCTURE

The Norman property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury (Figure 1). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

The property has been intermittently explored since 1971 by surface drilling and geological mapping. The former Whistle open pit mine is located on the property and was in production between 1988 and 1991 and again between 1994 and 1997. The mine produced 5.71 MILLION TONS GRADING 0.33% Cu, 0.95% Ni, 0.034% Co. The Whistle contact-type deposit was located in an embayment from which the Whistle Offset trends in a north-eastward direction away from the SIC. Three zones of PGM-Cu-Ni mineralization (North, South and 2000 Zones) have been partially delineated in the Whistle Offset, northeast of the Whistle open pit.

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. FNX has initiated monitoring programs at the property in order to collect the data required to support operational permit applications and define existing environmental liabilities. The on-going surface water monitoring and the aquatic biological assessment conducted in autumn 2002 will promote early compliance with the federal METAL MINING EFFLUENT REGULATIONS when mine operation commences. A surface hydrology study has been initiated to focus assessment work, define flow directions at the property and estimate water volumes in the surrounding environment. Surface water, groundwater and biological monitoring programs are being designed and initiated to support an eventual certified closure plan submission to the Ministry of Northern Development and Mines. A terrestrial assessment to define any biological values or biological constraints to development at the property has been initiated.

Due to the limited size of the stripped area at the North Deposit, a closure plan for an advanced exploration project is not required at this time. A Clearance Letter from the Department of Fisheries and Oceans is in place for the surface stripping that has been conducted at the North Deposit. An application for a license to harvest Crown timber in the vicinity of the North Deposit has been submitted to the Ministry of Natural Resources in order to clear an area large enough to accommodate a site development. Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored.

6.4.2    PROPERTY GEOLOGY & MINERALIZATION

The Norman property is located at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke. The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a vertically dipping dyke varying in thickness from 50 ft. to greater than 300 ft., and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia.

6.4.3    TARGETS

Three zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset.

The NORTH DEPOSIT has been exposed at surface over a 100 ft by 300 ft area where the overburden has been stripped exposing the offset dyke. Mineralization occurs as a set of sub-parallel, north-east trending, sub-vertical lenses hosted within the like-trending Whistle Offset dyke. Lenses consist of a concentration of Cu-PGM-Ni-bearing veins and lesser disseminated mineralization within inclusion quartz-diorite and metabreccia. Sulphide veins range from inches to 15 ft wide and can be generalized into two types: more continuous breccia veins with matrix chalcopyrite (+PGM+Ni) and discontinuous extensional veins of massive chalcopyrite (+PGM+Ni). Veins anastomose around blocks contained within the offset dyke and structures, most commonly N-S trending, result in oblique offsets to their overall north-east trend.

Sixteen historical drillholes yielded 25 intersections ranging from 2.6 ft to
85.6 ft., and with 17 intersections greater than 10 ft. Significant intersections included 5.91% Cu, 0.25% Ni, 9.3 g/t TPM OVER 3.0 FT.; 5.49% Cu, 0.92% Ni, 3.1 g/t TPM OVER 80.3 FT. AND 12.38% Cu, 0.74% Ni, 6.2 g/t TPM OVER
12.0 FT.

FNX's exploration program on the North Deposit up to the end of April 2003 consisted of geophysical surveying, overburden stripping, geological mapping and diamond drilling. An area approximately 100 x 300 feet was stripped, mapped and channel sampled to help advance the understanding of the distribution and controls on the mineralization. An airborne electromagnetic geophysical survey was flown to aid in geological interpretation and to identify conductive mineralized bodies to an estimated 200 meter depth. Also, ground based EM-31 surveying was completed to better define the near surface conductivity within the Whistle Offset.

A total of 50 diamond drill holes (24,610 ft) was completed on the North Deposit at 50 ft to 100 ft spacing. The objectives of this drilling program were to confirm the mineralization reported by Inco, extend the known mineralized envelope and improve the confidence in the geological model. The mineralized envelope has been increased to approximately 625 ft strike length and 625 ft vertical depth extent. A new geological interpretation and 3-D model of the mineralization have been completed by year end 2002. Near term work on the North Deposit will consist of detailed resource estimation and pre-feasibility study. Some additional drilling may be required to verify grade continuity, increase confidence in the model and resource estimate, and to follow-up possible areas for expansion of the North Deposit.

The intersections from the FNX drilling are presented in the following Table.

[FNX LOGO]                         NORMAN PROPERTY
                         Longitudinal Section (Looking NorthWest)

                                     [MAP]

NORMAN PROPERTY:  NORTH DEPOSIT - ASSAYS

                  -----------------------------------------------------------------------------
                                                    FEET                     %          g/t
                  -----------------------------------------------------------------------------
                        DDH               FROM       TO      LENGTH      Cu      Ni     TPM
                  -----------------------------------------------------------------------------
                          FNX4010          230.00    235.00       5.00    0.60    0.08    4.50
                  -----------------------------------------------------------------------------
                                    AND    295.00    297.00       2.00    2.34    0.40    6.96
                  -----------------------------------------------------------------------------
                                    AND    330.00    332.00       2.00    1.78    0.47    1.55
                  -----------------------------------------------------------------------------
                                    AND    414.50    420.00       5.50    1.78    0.09    2.86
                  -----------------------------------------------------------------------------
                                    AND    437.00    439.40       2.40   12.55    1.12    8.22
                  -----------------------------------------------------------------------------
                                    AND    460.00    463.40       3.40    3.91    0.25    6.34
                  -----------------------------------------------------------------------------
                                    AND    594.80    597.50       2.70    1.00    0.07    2.79
                  -----------------------------------------------------------------------------
                          FNX4011          129.40    133.90       4.50    2.75    0.88    4.09
                  -----------------------------------------------------------------------------
                                    AND    197.30    207.90      10.60    3.74    0.33    4.26
                  -----------------------------------------------------------------------------
                                    AND    238.00    240.00       2.00    6.29    0.09    5.00
                  -----------------------------------------------------------------------------
                                    AND    270.00    275.00       5.00    1.02    0.58    1.86
                  -----------------------------------------------------------------------------
                                    AND    293.00    323.40      30.40    1.92    0.47    1.91
                  -----------------------------------------------------------------------------
                                  INCL.    293.00    295.90       2.90    7.70    0.17    4.29
                  -----------------------------------------------------------------------------
                                    AND    303.90    305.90       2.00    8.27    4.00    9.31
                  -----------------------------------------------------------------------------
                                    AND    313.50    315.50       2.00    0.80    0.84    6.43
                  -----------------------------------------------------------------------------
                                    AND    321.40    323.40       2.00    7.14    1.73    3.56
                  -----------------------------------------------------------------------------
                          FNX4012          307.15    327.60      20.45    2.60    0.74    5.05
                  -----------------------------------------------------------------------------
                                  INCL.    307.15    308.65       1.50   21.30    1.18   18.17
                  -----------------------------------------------------------------------------
                                    AND    318.40    320.70       2.30    3.05    5.01   29.81
                  -----------------------------------------------------------------------------
                                    AND    326.10    327.60       1.50    7.20    0.88    0.51
                  -----------------------------------------------------------------------------
                                    AND    403.80    406.80       3.00    3.86    1.39    4.02
                  -----------------------------------------------------------------------------
                                    AND    412.85    416.85       4.00    0.53    0.05    3.55
                  -----------------------------------------------------------------------------
                                    AND    444.85    453.50       8.65    0.65    0.10    5.81
                  -----------------------------------------------------------------------------
                                    AND    468.15    469.20       1.05   29.00    0.10   17.20
                  -----------------------------------------------------------------------------
                                    AND    544.00    550.00       6.00    2.49    0.31    9.07
                  -----------------------------------------------------------------------------
                          FNX4013          126.20    128.50       2.30   19.10    0.08   11.48
                  -----------------------------------------------------------------------------
                                    AND    165.00    167.10       2.10   21.90    0.69    6.70
                  -----------------------------------------------------------------------------
                                    AND    286.80    293.80       7.00    5.12    0.43    4.25
                  -----------------------------------------------------------------------------
                         FNX4013A          109.30    174.10      64.80    3.77    0.26    3.34
                  -----------------------------------------------------------------------------
                                  INCL.    120.00    130.40      10.40   12.76    0.16   12.06
                  -----------------------------------------------------------------------------
                                    AND    158.50    174.10      15.60    6.51    0.90    4.35
                  -----------------------------------------------------------------------------
                          FNX4014          210.00    328.50     118.50    3.54    0.50    4.51
                  -----------------------------------------------------------------------------
                                  INCL.    210.00    220.00      10.00    9.81    1.84    6.51
                  -----------------------------------------------------------------------------
                                    AND    248.70    260.70      12.00   14.23    0.23   30.75
                  -----------------------------------------------------------------------------
                                    AND    277.30    293.40      16.10    8.68    2.20    5.03
                  -----------------------------------------------------------------------------
                                    AND    326.40    328.50       2.10    1.06    0.53    4.72
                  -----------------------------------------------------------------------------
                          FNX4015   AND    250.00    253.70       3.70    0.43    0.05    1.87
                  -----------------------------------------------------------------------------
                                    AND    395.30    396.30       1.00    0.66    0.08    5.56
                  -----------------------------------------------------------------------------
                                    AND    624.00    626.00       2.00    0.66    0.08    7.16
                  -----------------------------------------------------------------------------
                          FNX4016           76.70     82.10       5.40    1.86    0.98    2.35
                  -----------------------------------------------------------------------------
                                            84.40     87.30       2.90    2.87    0.35    2.56
                  -----------------------------------------------------------------------------
                                    AND     93.00     94.60       1.60    3.38    0.34    3.11
                  -----------------------------------------------------------------------------
                                    AND    166.70    177.50      10.80    3.16    0.12    2.97
                  -----------------------------------------------------------------------------
                                  INCL.    166.70    168.00       1.30   19.80    0.60    6.83
                  -----------------------------------------------------------------------------
                                    AND    175.90    177.50       1.60    3.51    0.10   11.49
                  -----------------------------------------------------------------------------
                          FNX4017           88.00     90.00       2.00    4.52    0.45    1.41
                  -----------------------------------------------------------------------------
                                    AND    199.60    236.00      36.40    1.56    0.23    5.24
                  -----------------------------------------------------------------------------
                                  INCL.    199.60    203.40       3.80    7.87    0.63   37.95
                  -----------------------------------------------------------------------------
                          FNX4017   AND    230.00    236.00       6.00    2.32    0.16    2.22
                  -----------------------------------------------------------------------------


                  -----------------------------------------------------------------------------
                                                    FEET                     %          g/t
                  -----------------------------------------------------------------------------
                        DDH               FROM       TO      LENGTH      Cu      Ni     TPM
                  -----------------------------------------------------------------------------
                          FNX4018          115.50    117.70       2.20    1.93    1.23   13.70
                  -----------------------------------------------------------------------------
                                    AND    150.60    181.20      30.60    2.30    0.28    3.63
                  -----------------------------------------------------------------------------
                                  INCL.    150.60    164.20      13.60    4.82    0.59    5.91
                  -----------------------------------------------------------------------------
                                    AND    179.50    181.20       1.70    0.57    0.09   10.44
                  -----------------------------------------------------------------------------
                                    AND    215.50    217.80       2.30    0.51    3.00    0.55
                  -----------------------------------------------------------------------------
                                    AND    226.00    227.30       1.30    1.54    0.92    5.50
                  -----------------------------------------------------------------------------
                          FNX4019          240.00    248.50       8.50    1.01    0.05    3.46
                  -----------------------------------------------------------------------------
                                           151.50    185.40      33.90    3.93    0.26    1.67
                  -----------------------------------------------------------------------------
                                  INCL.    151.50    153.80       2.30   10.70    2.39    8.85
                  -----------------------------------------------------------------------------
                                    AND    167.90    173.20       5.30   18.72    0.29    5.49
                  -----------------------------------------------------------------------------
                                    AND    184.00    185.40       1.40    3.06    0.48    1.95
                  -----------------------------------------------------------------------------
                          FNX4021          142.60    279.20     136.60    1.77    0.36    3.50
                  -----------------------------------------------------------------------------
                                  INCL.    145.60    160.50      14.90    4.07    0.24    6.98
                  -----------------------------------------------------------------------------
                                  INCL.    155.50    160.50       5.00   11.04    0.58   18.45
                  -----------------------------------------------------------------------------
                                    AND    166.10    174.10       8.00    2.77    0.44    8.93
                  -----------------------------------------------------------------------------
                                    AND    186.80    279.20      92.40    1.54    0.42    2.92
                  -----------------------------------------------------------------------------
                                  INCL.    186.80    188.60       1.80    3.22    1.57    2.02
                  -----------------------------------------------------------------------------
                                    AND    198.40    228.60      30.20    2.86    1.08    4.99
                  -----------------------------------------------------------------------------
                                    AND    242.80    257.50      14.70    1.32    0.09    3.04
                  -----------------------------------------------------------------------------
                                    AND    271.20    279.20       8.00    1.88    0.13    4.04
                  -----------------------------------------------------------------------------
                          FNX4022          167.60    197.50      29.90    2.17    0.24    2.46
                  -----------------------------------------------------------------------------
                                  INCL.    167.60    177.60      10.00    1.62    0.36    3.54
                  -----------------------------------------------------------------------------
                                    AND    180.60    182.30       1.70    4.92    1.72    5.34
                  -----------------------------------------------------------------------------
                                    AND    195.40    197.50       2.10   16.70    0.11    5.71
                  -----------------------------------------------------------------------------
                                    AND    224.00    225.20       1.20   28.20    1.29    9.15
                  -----------------------------------------------------------------------------
                                    AND    250.90    252.20       1.30    6.50    0.07    5.15
                  -----------------------------------------------------------------------------
                                    AND    324.80    349.00      24.20    0.28    0.04    2.76
                  -----------------------------------------------------------------------------
                          FNX4023           41.40    100.20      58.80    1.99    0.03    1.77
                  -----------------------------------------------------------------------------
                                  INCL.     43.60     44.20       0.60   31.80    0.01   23.97
                  -----------------------------------------------------------------------------
                                    AND     64.80     68.00       3.20    0.62    0.04    6.64
                  -----------------------------------------------------------------------------
                                    AND     81.90     84.00       2.10    6.86    0.12   15.01
                  -----------------------------------------------------------------------------
                                    AND     98.10    100.20       2.10   33.30    0.06   11.59
                  -----------------------------------------------------------------------------
                          FNX4024           23.00     55.40      32.40    1.73    0.13    6.35
                  -----------------------------------------------------------------------------
                                  INCL.     26.10     30.20       4.10    4.04    0.24   16.14
                  -----------------------------------------------------------------------------
                                    AND     50.00     52.20       2.20    1.64    0.06    4.78
                  -----------------------------------------------------------------------------
                          FNX4025          197.60    200.20       2.60    0.25    0.04    4.24
                  -----------------------------------------------------------------------------
                                    AND    231.30    233.50       2.20    1.32    0.22    1.81
                  -----------------------------------------------------------------------------
                          FNX4026           38.80     67.60      28.80    3.75    0.39    2.21
                  -----------------------------------------------------------------------------
                                  INCL.     38.80     46.20       7.40    1.51    0.99    1.62
                  -----------------------------------------------------------------------------
                                    AND     50.00     54.00       4.00    0.60    0.75    1.47
                  -----------------------------------------------------------------------------
                                    AND     63.00     67.60       4.60   20.22    0.12    9.07
                  -----------------------------------------------------------------------------
                          FNX4027           54.60    152.60      97.60    2.02    0.06    2.33
                  -----------------------------------------------------------------------------
                                  INCL.     54.60     63.00       8.40    1.10    0.04    5.96
                  -----------------------------------------------------------------------------
                                    AND     89.00     94.00       5.00    0.45    0.05    4.54
                  -----------------------------------------------------------------------------
                                    AND    102.00    104.00       2.00    5.71    0.37    4.58
                  -----------------------------------------------------------------------------
                                    AND    124.00    134.60      10.60    0.72    0.08    6.80
                  -----------------------------------------------------------------------------
                                    AND    146.40    152.60       6.20   25.60    0.19   10.43
                  -----------------------------------------------------------------------------
                          FNX4028           70.00     83.00      13.00    4.99    1.14   10.78
                  -----------------------------------------------------------------------------
                          FNX4029          155.50    157.70       2.20    3.82    0.27    3.41
                  -----------------------------------------------------------------------------
                                    AND    183.70    217.30      33.60    1.88    0.15    1.54
                  -----------------------------------------------------------------------------
                                  INCL.    191.40    201.50      10.10    3.23    0.09    2.55
                  -----------------------------------------------------------------------------

                  -----------------------------------------------------------------------------
                                                    FEET                     %          g/t
                  -----------------------------------------------------------------------------
                        DDH               FROM       TO      LENGTH      Cu      Ni     TPM
                  -----------------------------------------------------------------------------
                                    AND    210.20    217.30       7.10    2.54    0.09    2.41
                  -----------------------------------------------------------------------------
                                    AND    278.10    280.00       1.90    4.18    0.12    0.45
                  -----------------------------------------------------------------------------
                          FNX4031          257.20    262.70       5.50    1.23    0.17    2.09
                  -----------------------------------------------------------------------------
                                    AND    270.00    273.50       3.50    2.11    0.23    1.33
                  -----------------------------------------------------------------------------
                                    AND    316.60    317.80       1.20   17.00    0.12   14.20
                  -----------------------------------------------------------------------------
                                    AND    328.40    335.80       7.40    3.97    0.37    5.40
                  -----------------------------------------------------------------------------
                                    AND    390.30    393.10       2.80    2.45    3.14    2.01
                  -----------------------------------------------------------------------------
                                    AND    405.60    409.60       4.00    1.56    0.07    2.18
                  -----------------------------------------------------------------------------
                                    AND    460.70    465.00       4.30   13.08    0.28    5.02
                  -----------------------------------------------------------------------------
                          FNX4032          326.60    335.00       8.40    3.09    0.43    2.24
                  -----------------------------------------------------------------------------
                                    AND    355.00    360.00       5.00    0.27    0.01    2.47
                  -----------------------------------------------------------------------------
                                    AND    409.90    422.80      12.90    5.20    0.50    4.19
                  -----------------------------------------------------------------------------
                                    AND    461.60    479.40      17.80    1.63    0.19    2.94
                  -----------------------------------------------------------------------------
                                  INCL.    470.30    477.20       6.90    3.35    0.29    4.10
                  -----------------------------------------------------------------------------
                                    AND    504.70    513.70       9.00    4.96    0.15    3.47
                  -----------------------------------------------------------------------------
                                  INCL.    504.70    506.30       1.60   20.30    0.25    5.07
                  -----------------------------------------------------------------------------
                                    AND    512.70    513.70       1.00   10.20    0.69   17.70
                  -----------------------------------------------------------------------------
                                    AND    536.10    546.80      10.70    2.87    0.25    4.40
                  -----------------------------------------------------------------------------
                                    AND    574.00    585.20      11.20    2.03    0.26    2.33
                  -----------------------------------------------------------------------------
                                  INCL.    574.00    575.60       1.60    4.84    0.81    7.57
                  -----------------------------------------------------------------------------
                                    AND    581.40    585.20       3.80    3.37    0.34    3.44
                  -----------------------------------------------------------------------------
                          FNX4033          549.60    567.50      17.90    2.22    0.17    1.82
                  -----------------------------------------------------------------------------
                                  INCL.    549.60    552.40       2.80    6.30    0.70    4.45
                  -----------------------------------------------------------------------------
                                    AND    564.10    567.50       3.40    5.91    0.19    5.55
                  -----------------------------------------------------------------------------
                                    AND    582.20    604.10      21.90    1.72    0.80    4.39
                  -----------------------------------------------------------------------------
                                  INCL.    582.20    585.60       3.40    3.48    1.91   17.46
                  -----------------------------------------------------------------------------
                                    AND    601.10    604.10       3.00    6.03    2.77    5.85
                  -----------------------------------------------------------------------------
                                    AND    648.40    756.70     108.30    1.69    0.33    2.60
                  -----------------------------------------------------------------------------
                                  INCL.    648.40    681.70      33.30    4.00    0.66    4.37
                  -----------------------------------------------------------------------------
                                    AND    656.50    660.00       3.50    9.93    2.89    3.88
                  -----------------------------------------------------------------------------
                                    AND    666.20    671.00       4.80   16.67    0.59    6.76
                  -----------------------------------------------------------------------------
                                    AND    671.00    681.70      10.70    0.61    0.55    4.58
                  -----------------------------------------------------------------------------
                                    AND    716.30    719.70       3.40    0.80    0.74   12.90
                  -----------------------------------------------------------------------------
                                    AND    743.90    756.70      12.80    1.87    0.57    3.74
                  -----------------------------------------------------------------------------
                                  INCL.    746.30    747.60       1.30   10.30    4.85   15.65
                  -----------------------------------------------------------------------------
                                    AND    755.70    756.70       1.00    7.86    0.09    2.83
                  -----------------------------------------------------------------------------
                          FNX4034          577.00    578.00       1.00    2.44    0.20    3.16
                  -----------------------------------------------------------------------------
                                    AND    736.20    738.70       2.50    2.63    0.13    5.47
                  -----------------------------------------------------------------------------
                                    AND    746.10    747.90       1.80    2.75    0.11    2.75
                  -----------------------------------------------------------------------------
                          FNX4035          106.60    113.00       6.40    2.61    0.11    2.01
                  -----------------------------------------------------------------------------
                                    AND    151.00    155.80       4.80    1.72    0.15    1.18
                  -----------------------------------------------------------------------------
                          FNX4036          308.50    309.80       1.30    2.52    0.30    2.83
                  -----------------------------------------------------------------------------
                                    AND    335.00    336.90       1.90    1.83    0.10    1.65
                  -----------------------------------------------------------------------------
                                    AND    369.50    370.70       1.20   19.70    0.24    3.31
                  -----------------------------------------------------------------------------
                                    AND    424.00    431.30       7.30    2.19    0.14    1.70
                  -----------------------------------------------------------------------------
                          FNX4037          396.00    398.20       2.20    4.26    0.10    2.09
                  -----------------------------------------------------------------------------
                                    AND    442.60    444.50       1.90    1.91    0.11    1.28
                  -----------------------------------------------------------------------------
                                    AND    479.30    480.90       1.60    3.75    0.31    4.55
                  -----------------------------------------------------------------------------
                          FNX4038          545.60    555.00       9.40    1.84    1.85    2.67
                  -----------------------------------------------------------------------------
                                  INCL.    545.60    547.00       1.40    2.65    0.79    2.72
                  -----------------------------------------------------------------------------
                                    AND    553.10    555.00       1.90    5.37    7.63    8.54
                  -----------------------------------------------------------------------------

                  -----------------------------------------------------------------------------
                                                    FEET                     %          g/t
                  -----------------------------------------------------------------------------
                        DDH               FROM       TO      LENGTH      Cu      Ni     TPM
                  -----------------------------------------------------------------------------
                                    AND    581.00    582.00       1.00    4.12    0.38    1.18
                  -----------------------------------------------------------------------------
                                    AND    630.70    653.20      22.50    2.98    0.29    3.45
                  -----------------------------------------------------------------------------
                                  INCL.    630.70    635.70       5.00    7.67    0.93    9.03
                  -----------------------------------------------------------------------------
                                    AND    643.30    644.30       1.00    8.13    0.10    9.16
                  -----------------------------------------------------------------------------
                                    AND    651.50    653.20       1.70    9.85    0.82   12.46
                  -----------------------------------------------------------------------------
                          FNX4039          669.20    671.30       2.10    0.70    0.04    2.70
                  -----------------------------------------------------------------------------

                  -----------------------------------------------------------------------------
                          FNX4040          386.00    388.00       2.00    0.48    0.08    2.14
                  -----------------------------------------------------------------------------
                          FNX4040   AND    677.60    680.20       2.60    1.17    0.08    3.44
                  -----------------------------------------------------------------------------
                                    AND    691.60    696.00       4.40    0.27    0.04    4.40
                  -----------------------------------------------------------------------------
                          FNX4041                                               nsa
                  -----------------------------------------------------------------------------
                          FNX4042          857.60    878.70      21.10    1.20    0.19    1.65
                  -----------------------------------------------------------------------------
                                  INCL.    857.60    862.60       5.00    2.30    0.33    2.30
                  -----------------------------------------------------------------------------
                                    AND    873.90    878.70       4.80    2.19    0.23    2.90
                  -----------------------------------------------------------------------------
                          FNX4043          612.60    616.10       3.50    2.37    0.12    0.93
                  -----------------------------------------------------------------------------
                                           640.50    649.90       9.40    1.21    0.17    1.14
                  -----------------------------------------------------------------------------
                          FNX4044          468.10    471.10       3.00    1.15    0.06   10.15
                  -----------------------------------------------------------------------------
                                           507.10    512.10       5.00    1.90    0.04    2.05
                  -----------------------------------------------------------------------------
                          FNX4045           57.80     60.90       3.10    1.98    0.22    1.76
                  -----------------------------------------------------------------------------
                          FNX4046                                               nsa
                  -----------------------------------------------------------------------------
                          FNX4107          385.30    426.30      41.00    2.39    0.14    1.51
                  -----------------------------------------------------------------------------
                                  INCL.    385.30    387.80       2.50    3.52    0.30    0.76
                  -----------------------------------------------------------------------------
                                    AND    395.20    402.20       7.00    9.26    0.12    6.42
                  -----------------------------------------------------------------------------
                                    AND    413.50    414.50       1.00    2.63    0.30    1.56
                  -----------------------------------------------------------------------------
                                    AND    420.90    426.30       5.40    3.30    0.63    1.57
                  -----------------------------------------------------------------------------
                          FNX4108           13.20     46.20      33.00    1.85    0.47    1.31
                  -----------------------------------------------------------------------------
                                  INCL.     13.20     14.20       1.00    3.36    2.62    1.71
                  -----------------------------------------------------------------------------
                                    AND     27.30     30.00       2.70   11.04    3.81    8.83
                  -----------------------------------------------------------------------------
                                    AND     44.80     46.20       1.40   10.25    0.29    5.17
                  -----------------------------------------------------------------------------
                                    AND     79.00     80.40       1.40   27.90    0.56   28.27
                  -----------------------------------------------------------------------------
                          FNX4109           10.00     17.30       7.30    4.21    0.27    1.32
                  -----------------------------------------------------------------------------
                                  INCL.     10.00     11.00       1.00   26.80    0.79    6.31
                  -----------------------------------------------------------------------------
                                    AND     16.30     17.30       1.00    2.86    0.94    2.24
                  -----------------------------------------------------------------------------
                                    AND     46.40     51.60       5.20    2.45    0.12    2.45
                  -----------------------------------------------------------------------------
                                    AND     58.80     59.80       1.00    2.15    0.09    2.97
                  -----------------------------------------------------------------------------
                                    AND     72.50     74.50       2.00    4.43    0.19    7.64
                  -----------------------------------------------------------------------------
                          FNX4110           91.40    214.40     123.00    1.59    0.26    1.32
                  -----------------------------------------------------------------------------
                                  INCL.     91.40    102.60      11.20   15.68    0.40    8.51
                  -----------------------------------------------------------------------------
                                    AND    179.50    180.50       1.00    2.42    0.13   16.58
                  -----------------------------------------------------------------------------
                                    AND    212.00    214.40       2.40    3.73   10.90   12.47
                  -----------------------------------------------------------------------------
                          FNX4111           10.30     76.00      65.70    5.07    1.36    5.03
                  -----------------------------------------------------------------------------
                                  INCL.     10.30     14.60       4.30   24.10    0.39   16.16
                  -----------------------------------------------------------------------------
                                    AND     26.30     27.60       1.30   20.60    2.44    8.81
                  -----------------------------------------------------------------------------
                                    AND     31.30     33.50       2.20   27.30    1.58   27.11
                  -----------------------------------------------------------------------------
                                    AND     35.50     40.90       5.40   16.37    1.87   10.51
                  -----------------------------------------------------------------------------
                                    AND     56.70     57.70       1.00    5.23    0.67    2.16
                  -----------------------------------------------------------------------------
                                    AND     59.20     61.80       2.60    6.41    4.86   10.71
                  -----------------------------------------------------------------------------
                                    AND     59.20     70.70      11.50    2.62    5.70    8.26
                  -----------------------------------------------------------------------------
                                    AND     75.00     76.00       1.00    9.35    1.84   13.69
                  -----------------------------------------------------------------------------
                          FNX4112            5.00     49.50      44.50    2.52    0.72    2.51
                  -----------------------------------------------------------------------------

                  -----------------------------------------------------------------------------
                                                    FEET                     %          g/t
                  -----------------------------------------------------------------------------
                        DDH               FROM       TO      LENGTH      Cu      Ni     TPM
                  -----------------------------------------------------------------------------
                  -----------------------------------------------------------------------------
                                  INCL.      5.00      6.40       1.40    2.16    0.26    4.07
                  -----------------------------------------------------------------------------
                                    AND     19.00     23.60       4.60    2.18    0.16    2.01
                  -----------------------------------------------------------------------------
                                    AND     32.00     42.90      10.90    8.12    2.14    6.22
                  -----------------------------------------------------------------------------
                                    AND     48.50     49.50       1.00    3.22    6.59    7.02
                  -----------------------------------------------------------------------------
                          FNX4113           43.20     76.10      32.90    5.03    1.99    5.28
                  -----------------------------------------------------------------------------
                                  INCL.     43.20     50.80       7.60    3.47    2.17    8.30
                  -----------------------------------------------------------------------------
                                    AND     56.40     60.30       3.90   25.60    0.18   17.41
                  -----------------------------------------------------------------------------
                                    AND     70.70     76.10       5.40    6.61    8.71    6.56
                  -----------------------------------------------------------------------------
                          FNX4114           33.10     50.50      17.40    5.17    0.52    4.33
                  -----------------------------------------------------------------------------
                          FNX4115            7.00     68.50      61.50    4.31    0.22    3.61
                  -----------------------------------------------------------------------------
                                  INCL.      7.00     13.80       6.80   31.70    0.34   25.35
                  -----------------------------------------------------------------------------
                                    AND     31.00     40.60       9.60    2.04    0.92    2.25
                  -----------------------------------------------------------------------------
                                    AND     56.10     57.20       1.10    3.19    0.08    1.04
                  -----------------------------------------------------------------------------
                                    AND     65.70     68.50       2.80    3.96    0.16    2.02
                  -----------------------------------------------------------------------------
                          FNX4116            6.00     14.00       8.00    6.77    0.11    9.21
                  -----------------------------------------------------------------------------
                                  INCL.     12.40     14.00       1.60   32.50    0.19   34.92
                  -----------------------------------------------------------------------------
                                    AND     39.60     41.30       1.70   15.00    1.16   18.95
                  -----------------------------------------------------------------------------
                                    AND     70.60     71.70       1.10    2.48    0.02    0.31
                  -----------------------------------------------------------------------------
                          FNX4117            0.00      5.00       5.00   25.10    1.09    7.76
                  -----------------------------------------------------------------------------
                                    AND     47.00     48.40       1.40    2.72    0.28    2.71
                  -----------------------------------------------------------------------------
                          FNX4118            0.00      9.00       9.00   23.97    0.42   19.97
                  -----------------------------------------------------------------------------

The SOUTH ZONE, is also located within the Whistle Offset dyke and some 350 ft. southwest and along strike from the North Deposit. Mineralization, which has a confirmed strike length of 200 ft. and a dip length of 250 ft., is similar to that in the North Deposit. The mineralization appears to be open down dip, along strike and down plunge to the west. Six historic drill holes yielded 12 intersections with only three being greater than 10 ft in length.

Exploration on the South Zone by FNX to date has been limited to geophysical surveying and two diamond drill holes (1675 ft) beneath the known mineralization and which returned low values. The area was covered by the airborne EM survey as well as the ground EM-31 survey in conjunction with the North Deposit surveying. Future exploration on the South Zone will consist of detailed geological modeling, interpretation and diamond drilling, if warranted.

[FNX LOGO]                        NORMAN PROPERTY
                                    North Zone
                        Longitudinal Section (Looking West)

                                      [MAP]

The 2000 DEPOSIT lies at a vertical depth of 2000 ft (600 m) below the Whistle embayment, which hosted the Ni-rich contact mineralization mined in the Whistle pit. The 2000 Deposit mineralization consists of Cu - TPM + Ni-rich chalcopyrite veins, stringers, fracture fillings and disseminations within a larger meta-breccia zone believed to be an expression of the Whistle Offset dyke below the sublayer embayment.

Seven historical drillholes yielded 70 intersections ranging from 0.4 ft to 50.1 ft., 20 of which were greater than 10 ft. Historical intersections demonstrating potential assayed 19.97% Cu, 0.26% Ni, 13.1 g/t TPM OVER 19.2 FT and 11.54% Cu, 0.46% Ni, 6.5 g/t TPM OVER 20.0 FT.

A significant proportion of FNX's exploration efforts have been dedicated to exploration of the 2000 Deposit. A total of 26 holes (approximately 68,000ft) have been completed by FNX, yielding impressive intersections and those which assays have been received and released are presented in the following table.

Borehole geophysical surveys have been completed using both the UTEM and Crone BHPEM systems to help direct the drilling. FNX drilling has extended the mineralization over an 800 ft by 600 ft area and has helped to establish the controls on the mineralization, demonstrate the continuity of the mineralization and facilitate 3-D geological modeling of the Deposit.

NORMAN : 2000 DEPOSIT - ASSAY INTERSECTIONS

        -------------- ------------ ----------------------------------- ---------------------- -----------
             DDH                                   FEET                           %               g/t
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       FROM         TO        LENGTH        Cu         Ni         TPM
        -------------- ------------ ----------- ----------- ----------- ----------------------------------
              FNX4000                                                                  nsa
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4001                  2119.60     2331.10      211.50        2.30       0.14        3.16
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2119.60     2266.30      146.70        0.64       0.12        0.98
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2266.30     2331.10       64.80        6.07       0.17        8.10
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2306.00     2331.10       25.10       11.54       0.26       16.14
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2046.00     2055.40        9.40        1.85       0.12        1.51
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4002                  2171.70     2326.20      154.50        2.95       0.46        2.99
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2210.30     2326.20      115.90        3.28       0.56        3.13
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2171.70     2194.50       22.80        3.16       0.25        4.21
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2210.30     2227.10       16.80        7.43       2.22        7.28
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2252.80     2266.60       13.80        8.60       0.41        8.94
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2313.50     2326.20       12.70        6.88       1.11        3.17
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4003                   678.70      686.50        7.80        3.49       0.76       23.41
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2196.00     2330.40      134.40        3.61       0.36        3.76
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2196.00     2238.90       42.90        5.99       0.33        6.40
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2196.00     2219.50       23.50        8.93       0.49        9.82
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2263.80     2289.00       25.20        6.19       0.39        5.85
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2311.20     2330.40       19.20        2.83       1.03        3.39
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2480.30     2496.00       15.70        1.85       0.34        3.44
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2556.50     2587.30       30.80        0.70       0.06        4.54
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4004                  2114.10     2299.90      185.80        2.15       0.18        2.53
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2114.10     2130.00       15.90       10.86       1.35        6.64
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2199.70     2216.10       16.40        4.88       0.15       11.50
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2267.90     2299.90       32.00        3.23       0.07        3.43
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2289.30     2299.90       10.60        9.17       0.14        7.86
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2114.10     2216.10      102.00        2.65       0.25        2.98
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4005                  2186.40     2303.00      116.60        1.29       0.26        1.28
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------

        -------------- ------------ ----------------------------------- ---------------------- -----------
             DDH                                   FEET                           %               g/t
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       FROM         TO        LENGTH        Cu         Ni         TPM
        -------------- ------------ ----------- ----------- ----------- ----------------------------------
                         INCLUDING     2190.70     2208.00       17.30        1.33       1.06        0.97
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2237.10     2242.80        5.70       11.21       0.43        5.92
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2273.60     2303.00       29.40        1.46       0.20        3.00
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2273.60     2285.40       11.80        2.45       0.40        3.77
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4006                   351.40      364.90       13.50        4.96       0.36        0.77
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND      418.50      451.10       32.60        6.75       0.17        0.46
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2207.80     2228.20       20.40        1.47       0.16        3.37
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4007                   466.90      468.70        1.80        0.99       0.19        4.36
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND      645.10      647.90        2.80        2.36       0.65        3.62
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       1866.50     2230.10      363.60        2.26       0.27        1.50
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     1866.50     1921.70       55.20       10.63       1.50        7.31
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     1897.20     1921.70       24.50       21.71       2.98       14.65
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2014.40     2029.00       14.60        3.39       0.19        2.22
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2189.50     2191.00        1.50       23.10       0.23       10.22
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2215.90     2230.10       14.20        6.44       0.36        3.49
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2226.40     2230.10        3.70       18.31       0.13       11.67
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4008                  2234.20     2696.90      462.70        2.24       0.26        3.49
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2257.20     2630.60      373.40        2.73       0.32        4.14
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2296.40     2597.00      300.60        3.14       0.34        4.76
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2340.90     2597.00      256.10        3.45       0.38        5.14
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2340.90     2529.30      188.40        3.81       0.49        6.36
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2377.70     2529.30      151.60        3.68       0.43        7.00
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2381.30     2493.70      112.40        3.67       0.38        8.41
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2296.40     2321.40       25.00        2.32       0.15        4.51
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2340.90     2372.80       31.90        4.97       0.78        4.03
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2575.60     2597.00       21.40        6.95       0.17        4.53
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4009                   600.30      604.80        4.50        1.42       0.13        3.62
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND      698.50      706.50        8.00        2.11       0.43        2.59
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND      761.80      765.70        3.90        0.98       0.15        3.19
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     1486.10     1490.60        4.50        3.98       1.19        2.79
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     1804.60     1807.20        2.60        4.97       0.47        1.63
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     1858.10     1859.20        1.10        7.40       0.14        0.90
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       2056.60     2058.10        1.50        1.45       1.95        1.64
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4080                  2144.10     2450.30      306.20        2.27       0.16        3.53
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2144.10     2170.00       25.90        5.23       0.12        4.21
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2186.00     2205.00       19.00        0.96       0.95        2.44
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2229.80     2450.30      220.50        2.40       0.12        4.13
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2229.80     2252.30       22.50        2.24       0.16        6.21
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2313.00     2315.80        2.80       29.60       0.28       35.11
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2329.40     2354.40       25.00        6.60       0.14       16.57
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2399.70     2450.30       50.60        4.42       0.32        4.81
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4081                  2375.30     2378.00        2.70        1.22       0.07        4.79
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2542.50     2546.50        4.00        3.86       0.06        1.39
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2596.60     2597.60        1.00        1.34       0.22        4.97

        -------------- ------------ ----------------------------------- ---------------------- -----------
             DDH                                   FEET                           %               g/t
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       FROM         TO        LENGTH        Cu         Ni         TPM
        -------------- ------------ ----------- ----------- ----------- ----------------------------------
                               AND     2609.20     2611.90        2.70       13.58       0.27        8.46
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2934.20     2939.20        5.00        1.10       1.70        0.92
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4082                  2491.60     2738.90      247.30        0.40       0.29        0.79
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2491.60     2510.60       19.00        0.77       0.08        5.86
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2564.60     2587.50       22.90        1.22       1.34        1.81
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2648.30     2672.30       24.00        1.43       1.16        0.69
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2738.40     2744.70        6.30        1.10       0.97        1.32
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4083                  2132.80     2371.40      238.60        2.53       0.17        1.92
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2132.80     2161.50       28.70        4.49       0.58        3.75
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2202.50     2236.30       33.80        2.14       0.18        2.34
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2202.50     2204.10        1.60        6.34       0.18        3.70
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2219.00     2236.30       17.30        3.48       0.30        4.08
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2293.40     2371.40       78.00        4.75       0.11        3.09
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2293.40     2296.60        3.20       29.00       0.26       32.27
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2332.20     2335.00        2.80       27.80       0.12       15.23
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2354.50     2371.40       16.90       11.27       0.27        4.65
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4084                  2311.00     2623.00      312.00        1.64       0.18        1.91
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2368.80     2449.50       80.70        2.30       0.45        2.86
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2512.00     2571.60       59.60        3.87       0.53        3.63
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2512.00     2519.10        7.10       18.93       0.16       15.64
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2553.00     2571.60       18.60        4.77       0.09        5.33
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2609.90     2623.00       13.10        1.86       0.23        2.71
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4085                  1929.80     2105.90      176.10        2.06       0.25        0.92
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       1929.80     1930.80        1.00        4.36       2.66        8.38
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     1952.30     1953.50        1.20        3.28       0.35        4.23
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     1961.80     1962.80        1.00        8.47       0.20        6.12
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     1998.60     2077.00       78.40        3.39       0.46        1.39
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2008.60     2018.40        9.80        5.18       0.73        1.02
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2040.70     2042.50        1.80        9.16       0.97        1.50
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2058.30     2077.00       18.70       10.14       1.31        4.51
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2104.20     2105.90        1.70       32.20       0.05       11.10
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4086                  2366.60     2624.10      257.50        3.40       0.26        4.17
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       2366.60     2443.20       76.60        2.73       0.43        4.25
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2366.60     2397.30       30.70        4.74       0.51        7.61
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2429.20     2443.20       14.00        2.40       0.69        5.69
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2496.10     2498.10        2.00        6.01       0.02        2.39
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2518.80     2624.10      105.30        6.07       0.31        6.98
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2518.80     2536.30       17.50        5.67       0.15       13.40
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2550.40     2563.90       13.50        8.19       0.13        7.00
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2574.40     2610.60       36.20        9.35       0.51        8.37
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4087                  2483.90     2607.50      123.60        0.80       0.10        4.10
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2483.90     2490.20        6.30        0.60       0.40        3.90
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2514.40     2533.30       18.90        0.90       0.10        6.30
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2568.50     2602.80       34.30        1.60       0.20        6.60
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------

        -------------- ------------ ----------------------------------- ---------------------- -----------
             DDH                                   FEET                           %               g/t
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                                       FROM         TO        LENGTH        Cu         Ni         TPM
        -------------- ------------ ----------- ----------- ----------- ----------------------------------
              FNX4088                  1963.80     2105.30      141.50        2.80       0.30        2.00
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     1963.80     1970.70        6.90        9.80       1.20        5.10
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2020.60     2051.10       30.50        3.70       0.70        2.40
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2083.30     2105.30       22.00        8.50       0.40        5.30
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
              FNX4089                  2153.80     2680.00      526.20        2.00       0.30        2.50
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                         INCLUDING     2153.80     2163.20        9.40        2.00       0.50        1.10
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2190.80     2201.00       10.20        1.20       0.80        2.20
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2229.50     2235.70        6.20        4.10       0.10        5.50
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2292.50     2492.40      199.90        3.80       0.30        3.50
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                             INCL.     2292.50     2301.70        9.20        3.40       0.80        2.00
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2358.80     2492.40      133.60        5.10       0.30        4.70
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2509.30     2542.20       32.90        1.50       0.10        2.00
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------
                               AND     2627.40     2680.00       52.60        1.80       1.10        6.10
        -------------- ------------ ----------- ----------- ----------- ----------- ---------- -----------


6.4.4    RECOMMENDED WORK PROGRAM AND BUDGET

The main emphasis of the 2003 exploration program is dedicated to drilling on the 2000 Deposit and testing the offset dyke between the 2000 and North Zone. In addition to continued exploration of the known zones, a number of other exploration targets have been identified on the Norman property. The Norman property includes approximately 2 kilometres of Sudbury Igneous Complex contact which has seen limited exploration in the past. Two zones of significant mineralization have been identified by Inco along the contact (Whistle West and Wildcat zones). These warrant detailed compilation and assessment and follow-up diamond drilling on identified targets. Airborne Geophysical surveying completed by FNX has identified four additional EM anomalies along the contact which will also be evaluated. Other potential areas of interest include
     1 the extensive Sudbury Breccia zones which can host footwall style mineralization,
     2 extensions of the Ni rich contact style mineralization below the Whistle Pit,
     3    the northeast extension of the Whistle Offset dyke.

The program is budgeted at $ 4.8 million.

[FNX LOGO]                               NORMAN PROPERTY
                                            2000 Zone
                              Longitudinal Section (Looking NorthWest)

                                      [MAP]

6.5      Kirkwood Property

6.5.1    LOCATION, HISTORY & INFRASTRUCTURE

The Kirkwood property, comprising 473.0 acres (191 ha) in three patented mining parcels, is located in Garson Twp., some 11 km northeast of Sudbury, (Figure 1). The property is easily accessible by road and a rail line passes approximately
1.0 km south of the project area.

Copper and nickel sulphide mineralization was discovered 1892 and the property was purchased by Mond Nickel. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The property was acquired by Inco following the acquisition of Mond Nickel and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 650
m. A total of 2,488,000 tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East orebodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit between 1970-1972. The total historical production from the Kirkwood property was 2,695,000 TONS GRADING 1.00% Cu AND 0.90% Ni.

Exploration drifts were driven on the 1,000 and 2,000 ft levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2100 ft. Level development occurs on the 100, 200, 300, 400, 600, 800, 1,000, 1,200, 1,600 and 2,000 ft
levels. The underground workings are flooded and the shaft has been capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

A closure plan will be required prior to commencing a program of advanced exploration or mine development.

6.5.2    PROPERTY GEOLOGY & MINERALIZATION

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones.

An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury breccia, which parallels the norite contact.

6.5.3    TARGETS

Cu-Ni-PGM sulphide mineralization at Kirkwood has been defined in six distinct zones. These are the Main, East, West, Lower East, Quartz Diorite and 3800 zones. The higher-grade Main and East orebodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 zones contain low-grade Cu-Ni-PGM mineralization, which has not been mined. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

6.5.3.1  West Zone

The WEST ZONE, lying to the west of the shaft and down dip from the East Zone, consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2000 ft west of the main shaft, dips steeply south and has an average thickness of 30 ft. Cu-Ni-PGM mineralization has been defined from surface to a depth of 4,300 ft. Below this level the zone is unexplored. Two areas of elevated PGM values (>0.044 oz/ton) have been defined within the larger West Zone mineral envelope and a digital assessment and compilation of the available diamond drilling results and possible follow up diamond drilling is recommended.

The LOWER EAST AND 3800 ZONES can be combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>0.044 oz/ton) that plunges to the east at 55(degree). Both zones have been partially defined by underground drillholes.

The Lower East Zone lies between the 2000 and 3000 Levels and up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 ft.

The 3800 ZONE of Cu-Ni-PGM mineralization is situated on the 3800 Level and centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft. Six historic drillholes yielded 7 intersections, five of which are greater than 10ft, ranging from 2.9 to 81.2 ft. Intersections include

         KIRKWOOD PROPERTY:          3800 ZONE - GRADED ASSAYS (HISTORIC DATA)

         ------------------------------------------------------------------------------------------
             BHID                 FEET                 %                  oz/t               g/t
         ------------------------------------------------------------------------------------------
                        FROM      TO     LENGTH     Cu    Ni     Pt     Pd    Au     TPM     TPM
         ------------------------------------------------------------------------------------------
         464962        1471.0  1475.0   4.0       0.12   0.52  0.03   0.02   0.00  0.06    0.2
         ------------------------------------------------------------------------------------------
         539560        1532.0  1576.0   44.0      0.92   1.15  0.02   0.03   0.02  0.06    1.9
         ------------------------------------------------------------------------------------------
         539560        1556.0  1576.0   20.0      1.10   1.66  0.02   0.02   0.03  0.07    2.2
         ------------------------------------------------------------------------------------------
         539720        2019.0  2048.0   29.0      2.31   1.28  0.02   0.06   0.01  0.09    2.8
         ------------------------------------------------------------------------------------------
         539721        2494.1  2497.0   2.9       3.98   2.51  0.03   0.02   0.00  0.04    1.3
         ------------------------------------------------------------------------------------------
         539870        1769.0  1850.2   81.2      0.99   1.19  0.02   0.03   0.00  0.05    4.1
         ------------------------------------------------------------------------------------------
         INCLUDING     1797.0  1811.5   14.5      2.00   0.73  0.03   0.02   0.00  0.05    1.6
         ------------------------------------------------------------------------------------------
         597120        2203.2  2223.8   20.6      0.99   1.05  0.01   0.04   0.02  0.07    2.2
         ------------------------------------------------------------------------------------------


A digital compilation of the Lower East and 3800 Zones and the elevated PGM envelope is required. If warranted, follow-up exploration drilling with UTEM-4 surveys will explore the two zones, in particular covering the area between the two zones and the untested area below the 4000 level.

6.5.4    RECOMMENDED WORK PROGRAM AND BUDGET
All the exploration targets at Kirkwood are deep (below the 2000 level) with existing drill intersections, for the most part, of marginal economic grade. Success at depth will require a substantial tonnage (>10 million tons) at grades in excess of 3% Cu+Ni to justify underground development. Though FNX has carried out an airborne geophysical survey over the property no substantial ground work has been done. Though given a low priority and not warranting a substantial exploration effort at this time, it is proposed to examine the data in detail to ensure that more favourable targets have not been missed on this property.

6.6    NORTH RANGE FOOTWALL EXPLORATION

As noted above all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy) occur within an extensively mineralized 8.5 km-long portion of the North Range of the SIC. Obviously this is an important exploration target and some 50% of this prolific area is included in the Sudbury Project Properties subject to this agreement. (Figure 33). Of particular interest is the extent of high-grade Footwall C-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. The Patterson Property Report notes that there is no compelling reason why such deposits should not occur on the FNX ground and the Footwall exploration program is designed to test this hypothesis.

The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt.

Within the McCreedy West property previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-PGM sulphide mineralization. On the adjacent Levack property the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of footwall Sudbury Breccia. These findings suggest that a significant zone of Cu-PGM mineralization could occur in this area proximal to surface and that an exploration program is warranted to test this relatively unexplored area.

The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. As well as testing the geology, these holes, ideally spaced at 400 m intervals, will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies. The program has been modified in that shallower holes have been drilled closer to the contact to assist in determining the geometry of the host Sudbury Breccia package.

As of April 30, 2003, FNX had completed 10 footwall holes, varying in length from 950 to 4950 feet, on the Levack and McCreedy properties for a total of 30,500 feet. Six of these holes were for geological purposes in order to better understand the geology. Down - hole UTEM geophysical surveys completed on six of the holes did not identify any significant anomalies that could be attributed to sulfides. Local mapping of the footwall environment and ground and airborne geophysics have added to the data compilation for the Footwall Project. IP data collected from the ground geophysical program has suggested the presence of at least one significant anomaly in the footwall to the SIC on the Levack Property.

Part of the 2003 footwall program will be focused on drilling the geophysical anomalies identified in the 2002 program. In addition, zones of extensive Sudbury Breccia will be given higher priority for interpretation and follow - up drilling. The North Range Footwall Project has been budgeted 30,000 feet of drilling in 2003 to complete the proposed program. In addition, further ground and borehole IP surveys and geological mapping are planned.

The 2003 program is budgeted at $1.3 million.

[FNX LOGO]                 NORTH RANGE FOOTWALL PROJECT
                                Levack Embayment
                              Longitudinal Section

                                     [MAP]

7.       BUDGET

The exploration programs described in the Patterson Property Report are budgeted at $14.4 million including administration and contingency allowances.

The objectives of this work program are: to upgrade the resources identified to date to reserve status; to develop resource estimates for deposits drilled since initiation of the program; and to continue aggressive exploration of those known targets which have not been pursued to date. The work program recommended for the McCreedy West Property includes detailed in-fill and exploration drilling from underground locations made accessible by the rehabilitation of the required underground workings, and underground drilling. It should be noted that all components of the program are flexible in that full expenditure of the budgeted amount for each property will depend on results and uncommitted funds may be re-allocated to aggressively pursue the mort successful programs.


As at April 30, 2003, total expenditures on the Sudbury Joint Venture from inception in 2002 amount to $21.1 million.

                               FNX MINING LIMITED
                                 SUDBURY PROJECT
                       EXPLORATION PROGRAM & BUDGET - 2003

------------------ ----------------------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
       ACTIVITY        McCREEDY WEST           LEVACK      NORTH        NORMAN      VICTORIA    KIRK   TOTAL $        $/FT
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
                    SURFACE       U/G                    RANGE                                 WOOD
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
DRILLING  FT
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
       SURFACE          25000                  25,000      30,000       105,000      25,000       0       210000   $25.70  $5.4 m
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
           U/G                    127,500                                                                 127500   $18.00  $2.3 m
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
DRILLING TOTAL                                                                                            337500
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
        # RIGS              1           4           1           1             3           1       0           11
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
ALLOCATION               7.4%       37.8%        7.4%        8.9%         31.1%        7.4%    0.0%       100.0%
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
DRILLING COST        $642,500  $2,295,000    $642,500    $771,000    $2,698,500    $642,500           $7,692,000             $22.79
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
PERSONNEL            $122,611    $625,317    $122,611    $147,133      $514,967    $122,611      $0   $1,655,250    $4.90
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
TECH SUPPORT          $27,606    $140,788     $27,606     $33,127      $115,943     $27,606      $0     $372,675    $1.10
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
ASSAYS   25,000       $58,250    $297,075     $58,250     $69,900      $244,650     $58,250      $0     $786,375    $2.33
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
RESOURCE /RES         $19,111     $97,467     $19,111     $22,933       $80,267     $19,111      $0     $258,000    $0.76
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
QA/QC                  $9,630     $49,111      $9,630     $11,556       $40,444      $9,630      $0     $130,000    $0.39
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
GEOPHYSICS           $180,010          $0    $175,795          $0      $112,645    $162,840      $0     $631,290    $1.87
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
SH & ENVIRON          $24,000          $0     $12,000          $0       $92,700     $93,700      $0     $222,400    $0.60
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
CORE SHACKS            $6,522     $33,263      $6,522      $7,827       $27,393      $6,522      $0      $88,050    $0.26
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
VEHICLES              $10,815     $55,156     $10,815     $12,978       $45,422     $10,815      $0     $146,000    $0.43
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
SUDBURY GENERAL       $19,493     $99,412     $19,493     $23,391       $81,869     $19,493      $0     $263,150    $0.78    $13.43
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------

------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
SUBTOTAL           $1,120,547  $3,692,589  $1,104,332  $1,099,844    $4,054,801  $1,173,077      $0  $12,245,190             $36.28
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
7% INDIRECT           $78,438    $258,481     $77,303     $76,989      $283,836     $82,115      $0     $857,163              $2.54
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------

------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
CONTINGENCY 10%      $119,899    $395,107    $118,164    $117,683      $433,864    $125,519      $0   $1,310,235              $3.88
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------

------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
TOTALS             $1,318,884  $4,346,177  $1,299,799  $1,294,517    $4,772,500  $1,380,712      $0  $14,412,589             $42.70
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------
------------------ ----------- ----------- ----------- ----------- ------------- ----------- ------- ------------ -------- ---------

10        CERTIFICATE

                                   CERTIFICATE
             TO ACCOMPANY THE TECHNICAL REPORT DATED APRIL 30, 2003
   PROPERTY REPORT, SUDBURY, ONTARIO Cu-Ni-PGE PROPERTIES (VICTORIA, McCREEDY
                       WEST, LEVACK, NORMAN AND KIRKWOOD)

I, DR. JAMES M. PATTERSON, BA (HONS. GEOLOGY), Ph.D., P. GEO., DIC., do hereby certify that:

1.   I reside at 2292 Carol Road, Oakville, Ontario, L6J 6B6.

2.   I am Vice President, Exploration of FNX Mining Company Inc.

3. I am a registered Practicing Member of the Association of Professional Geoscientists of Ontario (Registration No. 0419); Member of the Prospectors & Developers Association of Canada; Founding President Irish Association for Economic Geology and a former Member of the Society of Economic Geologists. I hold an Honours Geology Degree (BA Hons) from Trinity College, University of Dublin, Ireland; a Ph.D in Mining Geology from the Royal School of Mines, University of London, England and a Diploma of Imperial College, University of London, England. I have practised my profession as a geologist for the past 39 years and have worked in Europe, SE Asia and North America. During my career I have worked with the private sector, government geological surveys, Canadian International Development Agency and have completed assignments for the UN. For the past 3 years I have been involved in exploration programs in the Sudbury Basin and am familiar with the geology and mineral deposits of that area.

4. I am a qualified person for the purposes of National Instrument 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("Ni 43-101").

5. Since October 2001, I have been intimately associated with the Project and have been intimately involved with all aspects of the FNX Mining Company Inc. exploration program since its initiation in January 2002.

6. I have prepared the Technical Report in its entirety and have drawn on information supplied by Senior Project Personnel in the Company's Sudbury office.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I have read Ni 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with Ni 43-101 and Form 43-101F1 and in conformity with generally accepted Canadian mining industry practices.


     Dated the 9th day of May, 2003

                                                        ("SIGNED")
                                           Dr. James M. Patterson, P.Geo (0419)

                                   REFERENCES

FNX MINING COMPANY INC.
     o    CONFIDENTIAL COMPANY RECORDS AND FILES FROM FEBRUARY 2002 TO APRIL 30,
          2003
     o    PUBLIC NEWS RELEASES RE RESULTS
     o    SEDAR FILINGS

INCO LIMITED
     o    CONFIDENTIAL COMPANY FILES

ONTARIO GEOLOGICAL SURVEY
     o THE GEOLOGY AND ORE DEPOSITS OF THE SUDBURY STRUCTURE, SPECIAL VOLUME 1, 603 PAGES. 1984

PATTERSON,  JAMES M.
     o TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FORT KNOX GOLD RESOURCES INC. : 7 NOVEMBER, 2001
     o AN UPDATE TO TECHNICAL REPORT ON MINERAL PROPERTIES IN THE SUDBURY BASIN, ONTARIO, FOR FORT KNOX GOLD RESOURCES INC. : 31 MAY, 2002

PHIPPS, DONALD
     o    PERSONAL COMMUNICATIONS: 2001

ROSCOE POSTLE ASSOCIATES INC.
     o REVIEW OF THE MINERAL RESOURCES OF THE McCREEDY WEST MINE PROPERTY, SUDBURY AREA, ONTARIO; PREPARED FOR FNX MINING COMPANY INC., 5 MARCH, 2003. ( FILED ON SEDAR)

SPITERI GEOLOGICAL & MINING CONSULTANTS INC. (SGM)
     o FORT KNOX PROJECT, SUDBURY, ONTARIO. INDEPENDENT CHECK SAMPLING & ASSAYING PROGRAM: JULY 27, 2001
     o FORT KNOX GOLD RESOURCES INC. TECHNICAL REVIEW & MINERAL ASSET VALUATION OF SUDBURY AREA PROPERTIES, SUDBURY ONTARIO; NOVEMBER 1, 2001

Document 5. Audited Financial Statements for the six months ended
            December 31, 2001.

                                                              2001 ANNUAL REPORT
                                      FOR THE SIX MONTHS ENDED DECEMBER 31, 2001

FORT KNOX GOLD RESOURCES INC.


                                                             AGGRESSIVE EXPLORER
                                                            ...EMERGING PRODUCER


MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL OVERVIEW
         This management discussion and analysis covers the six month period to December 31, 2001 and focuses on the financial situation and activities of Fort Knox Gold Resources Inc. for that period. The six month reporting period adjusts the corporate fiscal year end from June 30th to December 31st, more in line with the year end of most Canadian corporations.

RESULTS FROM OPERATIONS
         Fort Knox incurred a net loss of $336,675 this reporting period compared with a loss of $272,183 in the previous year. Other than $19,668 in interest income and a one time gain of $157,425 on investments, the Company had no revenues. The Company would not expect operating revenues until it achieves commercial production from one of its mineral properties and there is no guarantee the Company will achieve such production status. Six month expenses rose to $513,768 from $300,960 in the previous year, primarily as a result of higher mineral exploration property write down provisions.

FINANCIAL POSITION
         Cash at year end stood at $1,036,048 down from $1,329,070 on June 30th. Subsequent to year end an additional 8,000,000 shares were issued in a financing for proceeds to the Company of $8.0 million and 3,006,324 shares were issued to Inco Limited pursuant to the option agreement discussed below. After completion of the financing and issuance of shares to Inco, the Company had 24,361,790 common shares outstanding. To meet further exploration commitments and to develop economically viable deposits, the Company anticipates that it will require additional funds, which could be raised from operations, debt and/or equity financing.

COMPANY ACTIVITIES AND OUTLOOK
         The Company's main activity is exploration for copper, nickel, platinum, palladium and gold metals on five Sudbury, Ontario properties optioned from Inco Limited after year end. The Inco Agreement was made effective January 10, 2002 and under its terms the Company can earn a 100% interest in the five properties by spending $30.0 million over a 52 month period. The Company committed to incur expenditures of $14.0 million in the first 16 months of the agreement. Under the Inco Agreement, Inco has the right to process ore produced from any of the properties. Subsequent to signing the Inco Agreement, the Company and Dynatec Corporation entered into the Sudbury Basin Exploration and Mining Joint Venture Agreement, which was also made effective on January 10, 2002. Under the terms of the joint venture agreement, the Company agreed to assign 25% of its rights and interests acquired in the five properties under the Inco Agreement to the joint venture and Dynatec agreed to fund $7.0 million of the initial $14.0 million in joint venture expenditures on the properties. Thereafter, to maintain their respective joint venture interests; Fort Knox at 75% and Dynatec at 25%, both parties must fund future expenditures pro rata. The Company will conduct all exploration on the joint venture properties and Dynatec will provide mining services to the joint venture. Fort Knox and Dynatec intend to aggressively explore, develop and, if warranted, mine the optioned properties and will spend $14.0 million on the properties by May 10, 2003. The existing surface and underground infrastructures on the properties will enhance the economics of the properties and it is anticipated that any orebodies that warrant exploitation can be quickly and inexpensively brought to production.

RISK FACTORS

         All exploration activity has high inherent risks associated with it. Though all of the five optioned properties are former producers, there is no guarantee that any mineral deposits identified will be mineable.
         In addition to discovery risks, there is also commodity price risk associated with exploring for metals and other risks identified in the Company's Annual Information Form dated December 21, 2001. The metals sought are nickel, copper, platinum, palladium, gold and cobalt in a sulphide mix of pyrrhotite, chalcopyrite and pentlandite. Most of these metals have industrial applications, although platinum and also gold are in demand for jewellery. Generally, the prices of these metals rise as the general economic activity levels increase. The world appears at this time to be in the early stages of a recovery from the short recession of 2000-2001. As a result we have seen nickel prices rise to US$3.20 per pound accompanied by low inventories, copper recovered somewhat to US$0.73 per pound, platinum has remained strong at US$555 per ounce and palladium appears to be steady at the $370 per ounce range. Gold has shown signs of a sustained price rally recently moving above US$300 per ounce, while cobalt oversupply has pushed prices down to the US$6-7 per pound range. There is no assurance that metal prices will be at a level sufficient to sustain production from any future discovery made by Fort Knox.


MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING

         The consolidated financial statements, the notes thereto and other financial information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.
         Management is also responsible for the maintenance of financial and operating systems, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced. The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.
         The Audit Committee of the Board of Directors meets periodically with Management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to approval of the financial statements.



         A. T. MACGIBBON
         PRESIDENT AND CHIEF OPERATING OFFICER
         May 7, 2002


AUDITORS' REPORT


TO THE SHAREHOLDERS OF
FORT KNOX GOLD RESOURCES INC.

         We have audited the balance sheet of Fort Knox Gold Resources Inc. as at December 31, 2001 and the statements of loss and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
         We conducted our audit in accordance with Canadian generally accepted auditing standards.
Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
         In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.
         The financial statements of Fort Knox Gold Resources Inc. as at June 30, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 31, 2001.


         CHARTERED ACCOUNTANTS

         TORONTO, ONTARIO
         FEBRUARY 28, 2002



FORT KNOX GOLD RESOURCES INC.
BALANCE SHEETS
AS AT DECEMBER 31, 2001 AND JUNE 30, 2001
(IN CANADIAN DOLLARS)

                                                  DECEMBER 31          JUNE 30
                                                         2001             2001
ASSETS

CURRENT ASSETS
Cash                                              $ 1,036,048      $ 1,329,070
Accounts receivable                                    32,830           31,827
Marketable securities                                   2,750           76,776
Prepaid expenses and deferred costs                    96,555              382

                                                  DECEMBER 31          JUNE 30
                                                         2001             2001
                                                    1,168,183        1,438,055
CAPITAL ASSETS (Note 2)                                 4,878            3,680
MINERAL EXPLORATION
         PROPERTIES (Note 3)                        5,469,722        5,436,204

                                                  $ 6,642,783      $ 6,877,939


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities           $  169,178        $  76,659

SHAREHOLDERS' EQUITY

SPECIAL WARRANTS (Note 4)                           1,320,000        1,320,000

CAPITAL STOCK (Note 4)                             11,119,652       11,110,652

DEFICIT                                            (5,966,047)      (5,629,372)

                                                    6,473,605        6,801,280

                                                   $6,642,783      $ 6,877,939



SIGNED ON BEHALF OF THE BOARD



A. T. MACGIBBON            R. D. CUDNEY
Director                   Director


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF LOSS
SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001 (IN CANADIAN DOLLARS)

                                                   DECEMBER 31                    JUNE 30
                                                          2001                       2001
                                                                                 (NOTE 9)
REVENUE
Interest income                                   $     19,668                $    28,777


EXPENSES
Administration                                         187,568                    161,794
Prospecting                                             53,312                     59,165
Amortization                                               799                      1,373
Mineral exploration
     properties written off                            272,089                     78,628

                                                       513,768                    300,960

OPERATING LOSS                                        (494,100)                  (272,183)
OTHER INCOME
Gain on sale of marketable
         securities                                    157,425                          -

NET LOSS FOR THE PERIOD                               (336,675)                  (272,183)
DEFICIT - BEGINNING OF PERIOD                       (5,629,372)                (5,226,518)


(5,966,047)                                         (5,498,701)
Less: Financing charges                                       -                  (130,671)
DEFICIT - END OF PERIOD                            $(5,966,047)               $(5,629,372)

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.
STATEMENTS OF CASH FLOWS
SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001 (IN CANADIAN DOLLARS)

                                                               DECEMBER 31                    JUNE 30
                                                                      2001                       2001
                                                                                              (NOTE 9)
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                                        $  (336,675)               $  (272,183)
Items not involving cash -
       Amortization                                                    799                      1,373
       Gain on sale of marketable securities                      (157,425)                         -
       Write-off of mineral exploration properties                 272,089                     78,628

                                                                  (221,212)                 (192,182)
Net change in non-cash working capital -
       Accounts receivable                                          (1,003)                    (7,290)
       Prepaid expenses                                            (96,173)                         -
Accounts payable and accrued liabilities                            92,519                     47,787
                                                                  (225,869)                  (151,685)

INVESTING ACTIVITIES
Purchase of capital assets                                          (1,998)                    (4,329)
Mineral properties
       Exploration expenditures                                   (276,607)                  (366,336)
       Acquisition costs                                           (20,000)                  (134,707)
       Option payments received                                          -                     19,625
Purchase of marketable securities                                        -                     (4,625)
Proceeds on sale of marketable securities                          231,452                          -

                                                                   (67,153)                  (490,372)
FINANCING ACTIVITIES
Common shares issued                                                     -                    167,425
Special warrants issued                                                  -                  1,320,000
Financing costs                                                          -                   (130,671)

                                                               DECEMBER 31                    JUNE 30
                                                                      2001                       2001
                                                                                              (NOTE 9)
                                                                         -                  1,356,754

NET CHANGE IN CASH DURING THE PERIOD                              (293,022)                   714,697
CASH - BEGINNING OF PERIOD                                       1,329,070                    614,373
CASH - END OF PERIOD                                            $1,036,048                 $1,329,070

The accompanying notes are an integral part of these financial statements.




FORT KNOX GOLD RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001 (in Canadian dollars)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      MARKETABLE SECURITIES
         Marketable securities are carried at the lower of cost or quoted market value.

         (B)      MINERAL EXPLORATION PROPERTIES
         Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties once a property is placed into production. The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value and charged to operations.
         The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

         (C)      CAPITAL ASSETS
         Capital assets are recorded at cost less accumulated amortization. Amortization of computer equipment is calculated using the declining balance method at the annual rate of 30%.

         (D)      INCOME TAXES
         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets also result from the carry-forward of unused tax losses and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, to reflect the estimated realizable amount.

         (E)      FLOW-THROUGH SHARES
         The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income taxes are increased by the estimated income tax benefits renounced by the Company to the subscribers except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

         (F)      USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Significant estimates and assumptions relating to the recoverability of mineral properties and deferred exploration costs are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.


2. CAPITAL ASSETS

                                           DECEMBER 31, 2001                          JUNE 30, 2001

                                                       ACCUMULATED
                                      COST            AMORTIZATION                 NET                NET
Computer equipment                  $ 5,677              $   799                $  4,878          $  3,680

3.       MINERAL EXPLORATION PROPERTIES

                                                          DECEMBER 31                            JUNE 30
                                                                 2001                               2001
ALASKA, USA
Nickolai (A)                                               $2,675,184                         $2,638,274
Gunsite (B)                                                   206,763                            166,564
Other                                                               -                                300
                                                            2,881,947                          2,805,138

MANITOBA/SASKATCHEWAN
McBratney Lake (C)                                            279,110                            201,652
Grassberry                                                          -                            104,226
Watts River                                                         -                            145,792

                                                              279,110                            451,670

ONTARIO
Larder Lake (D)                                             1,122,122                          1,122,122
Fawcett Township (E)                                          950,857                            950,857
Sudbury Basin (F)                                             232,248                             85,546

                                                          DECEMBER 31                            JUNE 30
                                                                 2001                               2001
Other                                                           3,438                              2,556
Dog River                                                           -                             18,315

                                                            2,308,665                          2,179,396

                                                           $5,469,722                         $5,436,204


         (A)      NIKOLAI PROPERTIES
         The Nikolai Properties (platinum-palladium-nickel), which are located in south central Alaska, consist of three separate claim groups (Fish Lake, Ice and Canwell) totalling 827 state mining claims. The Nikolai Properties were formerly held through an option joint venture agreement between the Company and Inco Limited ("Inco"). The Company presently owns a 100% interest in the properties, subject to a two percent net smelter royalty payable to Inco.
         The Company entered into an option agreement dated October 31, 2001 with Nevada Star Resource Corp. ("Nevada Star") whereby Nevada Star can acquire a 60% interest in the Canwell claim group, which consists of 44 state mining claims, by spending US$600,000 and issuing 200,000 Nevada Star common shares to Fort Knox over a four-year period. Nevada Star has committed to spend a minimum of US$100,000 and to complete at least 1000 feet of drilling during the first year of the agreement. Once Nevada Star earns a 60% interest in the property, the companies will form a joint venture and will fund all future expenditures in proportion to their joint venture interests. Nevada Star will be the operator and conduct all exploration activities on the property.

         (B)      GUNSITE PROPERTY
         The Company owns a 100 per cent interest in the Gunsite Property (copper-gold porphyry) which consists of approximately 7,720 acres located approximately 150 kilometres north of Anchorage, Alaska.

         (C)      MCBRATNEY LAKE PROPERTY
         In September 2000, the Company entered into an option to purchase agreement with Hudson Bay Exploration and Development Co. Ltd. ("HBED") to acquire the McBratney Lake Property (platinum-palladium). The McBratney Lake Property, which comprises 3 mining claims totalling 998 hectares, is located 7 kilometres east of Flin Flon, Manitoba.
         The option agreement granted the Company the right to acquire a 100% interest in the McBratney Lake property by spending $1,050,000 on exploration, paying HBED $120,000 in cash and issuing HBED 410,000 Fort Knox common shares over a five-year period. The property is subject to a 2.5% net smelter royalty ("NSR") payable to HBED.
         The Company renewed its option on the McBratney Lake property past the first anniversary and into the second year. The Company completed all of the first year requirements including a cash payment of $20,000 and the issuance of 10,000 Fort Knox common shares to HBED for deemed consideration of $9,000 and incurring exploration expenditures in excess of $150,000.

         (D)      LARDER LAKE PROPERTY
         The Company has a 25% direct interest in the Larder Lake Property
(gold) in joint venture with NFX Gold Inc. The Larder Lake Property covers about 8 kilometre of strike length of the Larder Lake Break, which is located near Kirkland Lake. The Company and NFX Gold Inc. plan to hold the property on a care and maintenance basis until there is an improvement in the price of gold.

         (E)      FAWCETT TOWNSHIP PROPERTY
         The Fawcett Township (copper-nickel) property is located approximately half way between Sudbury and Timmins and 6 kilometres east of the village of Shining Tree, Ontario. The property consists of 69 unpatented mining claims in Fawcett, Ogilvie and North Williams Townships. The claims are 100% owned by the Company and are subject to a 0.5% NSR on 17 claims and 1% NSR on 31 claims. The property is currently inactive and no work is planned for the property during 2002.

         (F)      SUDBURY BASIN
         On November 29, 2001 the Company entered into an Option to Purchase Agreement to acquire a 100% interest in five Sudbury Basin former producing mines (Note 6).

4.       CAPITAL STOCK

         (A)      AUTHORIZED -
                  Unlimited common shares

         (B)      ISSUED -

                                                            NUMBER OF
                                                               COMMON
                                                               SHARES                      CONSIDERATION
Balance - June 30, 2000                                    12,802,966                        $10,943,227

    Issued on exercise of stock options                       20,000                               8,000
    Issued for cash under flow-through share offering         500,000                            150,000
    Issued for property option payment                         22,500                              9,425

Balance - June 30, 2001                                    13,345,466                         11,110,652
    Issued for property option payment                         10,000                              9,000

Balance - December 31, 2001                                13,355,466                        $11,119,652

Subsequent to December 31, 2001, the Company issued the following shares to Inco under the terms of the Option Agreement (NOTE 6(A)) and issued additional shares under the related private placement (NOTE 7).


                                                            NUMBER OF
                                                               COMMON
                                                               SHARES                      CONSIDERATION
Shares issued to Inco under the
    Option Agreement                                        3,006,324                         $3,006,324
Shares issued under the private placement                   8,000,000                          8,000,000

                                                           11,006,324                        $11,006,324

Total shares issued and outstanding subsequent
     to the above-noted transactions                       24,361,790

         (C)      SPECIAL WARRANTS
         In May 2001, the Company issued 3,300,000 warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of (i) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which purchasers of the special warrants are resident and (ii) May 10, 2002.
         Subsequent to December 31, 2001, the Company issued the following warrants to Inco under the terms of the Option Agreement (Note 6(a)) and issued additional warrants under the related private placement (Note 7).


                                                                 NUMBER OF
                                                                  WARRANTS

Warrants issued to Inco under the Option Agreement                 496,879
Warrants issued under the private placement                      2,000,000
                                                                 2,496,879

         These warrants are exercisable at $1.25 and expire on January 10, 2003.


         (D)      BROKERS WARRANTS
         On May 10, 2001 the Company issued, as part of the compensation payable in connection with the financing described in Note 4(c), brokers warrants to acquire 198,000 common shares at $0.40 each. These warrants expire on May 10, 2003. Subsequent to December 31, 2001, as part of the compensation payable in connection with the private placement described in Note 7, the Company issued brokers warrants to acquire 480,000 common shares at $1.00 each. These warrants expire on July 10, 2003.

5.       STOCK OPTIONS

         The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing on-going services to the Company to acquire up to 20% of the number of issued and outstanding common shares of the Corporation to a maximum 3,331,093. These options are exercisable at the market price of the common shares at the time they are granted. The number of Common Shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The following table reflects the continuity of options granted under the Plan for the six-month period ended December 31, 2001.

                              BALANCE                                                          BALANCE
                              EXERCISE         JUNE 30     OPTIONS     OPTIONS    OPTIONS      DECEMBER 31
EXPIRY DATE                   PRICE         2001           GRANTED     EXERCISED EXPIRED       2001

September 17, 2001            $ 1.00           40,000      -           -          40,000         -
November 15, 2004             0.40             1,020,000   -           -          -            1,020,000
May 3, 2006                   0.50             660,000     -           -          -            660,000
May 3, 2006                   1.00             470,000     -           -          -            470,000
May 29, 2006                  1.00             150,000     -           -          -            150,000
June 12, 2006                 1.10             100,000     -           -          -            100,000
November 8, 2006              1.00             -           100,000     -          -            100,000
November 13, 2006             1.00             -           300,000     -          -            300,000

                                               2,440,000   400,000     -          40,000       2,800,000

The following table reflects the continuity of options granted under the Plan for the year ended June 30, 2001.

                                               BALANCE                                         BALANCE
                              EXERCISE         JUNE 30     OPTIONS     OPTIONS    OPTIONS      JUNE 30
EXPIRY DATE                   PRICE            2000        GRANTED     EXERCISED EXPIRED       2001
September 17, 2001            $ 1.00           40,000      -           -          -            40,000
November 15, 2004             0.40             1,040,000   -           20,000     -            1,020,000
May 3, 2006                   0.50             -           660,000     -          -            660,000

                                               BALANCE                                         BALANCE
                              EXERCISE         JUNE 30     OPTIONS     OPTIONS    OPTIONS      JUNE 30
EXPIRY DATE                   PRICE            2000        GRANTED     EXERCISED EXPIRED       2001
May 3, 2006                   1.00             -           470,000     -          -            470,000
May 29, 2006                  1.00             -           150,000     -          -            150,000
June 12, 2006                 1.10             -           100,000     -          -            100,000

                                               1,080,000   1,380,000   20,000     -            2,440,000

 6. SIGNIFICANT EVENTS

         (A)      INCO OPTION TO PURCHASE AGREEMENT
         On November 29, 2001 the Company entered into an Option to Purchase Agreement (the "Option Agreement") with Inco Limited ("Inco") that grants Fort Knox an option to acquire from Inco a 100% interest in five Sudbury Basin former producing mines: Victoria, McCreedy West, Levack, Norman and Kirkwood mines (the "Properties"), and to access and use such parts of the surface rights and outside facilities as will be necessary to permit exploration, development and mining operations to be conducted on the Properties.
         Fort Knox is required to incur expenditures totalling $30 million on the Properties over a 52-month period (the "Option Period") of which $14 million is committed to be spent within 16 months.
         In consideration, Fort Knox is required to issue to Inco 3,006,324 common shares for deemed consideration of $3,006,324 and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. These shares and share purchase warrants, when combined with the number of common shares and warrants already held by Inco, directly or indirectly, would give Inco a total holding in Fort Knox of 19.9% of the total number of issued and outstanding common shares and share purchase warrants. These shares and share purchase warrants were issued to Inco on January 10, 2002.
         The Option Agreement also provides, that if Fort Knox discovers a new deposit on any of the Properties that contains mineral resources in value of at least 600 million pounds of nickel, or nickel equivalent, during the Option Period, Inco has the right to retain a 51% interest in the new deposit by spending an amount equal to 200% of Fort Knox's aggregate previous expenditures on the new deposit.

         After Fort Knox has exercised the Option Agreement, Inco may also acquire a 51% interest in such new deposit by providing the financing to bring the new deposit into commercial production. Until Inco recovers the financial commitment to achieve production, it shall receive 80% of net revenues from production from the new deposit.
         If Inco reacquires a 51% interest in the deposit, Inco and Fort Knox will form a joint venture with Inco as the operator.
         Inco will have a right of first offer to purchase any interest in the Properties that Fort Knox proposes to sell to an arm's-length third party. This right of first refusal does not apply to any transfer of interest in the Properties between Fort Knox and Dynatec Corporation.

         (B)      DYNATEC CORPORATION JOINT VENTURE AGREEMENT
         In conjunction with the Inco Option Agreement, Fort Knox entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which is effective January 10, 2002 and where Dynatec has the right to acquire 25% of Fort Knox's interest in the Properties. Fort Knox and Dynatec will each contribute $7 million over a 16 month period for the initial exploration and development of the Properties.

         (C)      FINANCING
         As of December 24, 2001, a financing agent for the Company held in escrow $8,000,000 received from share subscription agreements for 4,000,000 flow-through common shares at $1.00 per common share and 4,000,000 Units of the Company at the price of $1.00 per Unit, each Unit being comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per common share. Completion of the sale of the flow-through common shares and the Units is conditional upon the Inco Option To Purchase Agreement becoming effective.

7.       SUBSEQUENT EVENTS

         On January 10, 2002 the Inco Option to Purchase Agreement became effective and the $8,000,000 raised by the financing agent was released from escrow to the Company (Note 6). Pursuant to this financing, 4,000,000 flow-through shares at a price of $1.00 each and 4,000,000 Units at a price of $1.00 were issued. Each share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.25 until January 10, 2003. The Company also issued 480,000 share purchase warrants to the financing agent exercisable at $1.00 per share until July 10, 2003.
         On January 10, 2002, the Dynatec Corporation Joint Venture Agreement became effective (Note 6).

8.       RELATED PARTY TRANSACTIONS

         The Company obtained management services from a company controlled by the president of the Company in the amount of $94,200 (June 30, 2001 - $150,000).

9.       COMPARATIVE FIGURES

         The Company has changed its fiscal year-end to December 31 effective in 2001. Accordingly, the financial statements are for the six-month period ended December 31, 2001. The comparative figures are for the year ended June 30, 2001.








CORPORATE INFORMATION


DIRECTORS

TERRY MACGIBBON
PRESIDENT & CEO

JAMES W. ASHCROFT
CONSULTING MINING ENGINEER,
FORMER PRESIDENT,
ONTARIO DIVISION,
INCO LIMITED

WAYNE G. BEACH
BARRISTER & SOLICITOR

ROBERT D. CUDNEY
PRESIDENT & CEO OF
NORTHFIELD CAPITAL CORPORATION

BERT E. MACNABB
GEOLOGIST. DIRECTOR EXPLORATION SERVICES, INCO LIMITED.

TERRENCE PODOLSKY
CONSULTING GEOLOGIST. FORMER VP EXPLORATION, INCO LIMITED

DONALD M. ROSS
CHAIRMAN OF JONES, GABLE
& COMPANY

OFFICERS

TERRY MACGIBBON
PRESIDENT & CEO

JIM PATTERSON Ph. D.
VICE-PRESIDENT EXPLORATION









HEAD OFFICE

347 Bay Street
Suite 301
Toronto, Ontario, Canada
M5H 2R7

Phone: (416) 628-5929
Fax: (416) 628-5911

Email: info@fnxmining.com

BANK

THE ROYAL BANK OF CANADA
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

TRANSFER AGENT

CIBC MELLON TRUST COMPANY
320 Bay St., P.O. Box 903,
Toronto, Ontario
M5H 4A6

COUNSEL

GOODMAN AND CARR llp
Suite 2300
200 King Street West,
Toronto, Ontario
M5H 3W5

AUDITORS

SMITH, NIXON AND CO. llp
Suite 1600, 320 Bay St.,
Toronto, Ontario
M5H 4A6



WEB SITE

www.fnxmining.com



LISTING

TORONTO STOCK EXCHANGE
Symbol "FNX"

CAPITALIZATION
(AS OF JUNE 13, 2002)

ISSUED & OUTSTANDING:
27,661,790

FULLY DILUTED:
32,558,669

MAJOR
SHAREHOLDERS (>10%)

INCO LIMITED:
19.7%

DUNDEE WEALTH
MANAGEMENT INC:
13.2%

CASH     - June 13, 2002: $8.5 million (EST.)

DEBT - Jan 10, 2002:
         Nil



ABBREVIATIONS

Au       gold
Ni       nickel
Cu       copper
Pt       platinum
Pd       palladium
PGM      platinum group metals
TPM      total precious metals
         (Pt+Pd+Au)
Ma       million years

Printed in Canada on recycled paper using vegetable based inks.

Production: Walter J. Mishko & Co. Inc.
Design: Goodhoofd Inc.







PROJECT GEOLOGY
MCCREEDY WEST - LEVACK PROPERTIES


LONGITUDINAL
SECTION

DETAIL DRILLING
SECTION

MASSIVE SULPHIDE FOOTWALL VEINS

Document 6. Audited Financial Statements for the year ended December 31, 2002 and the six months ended December 31, 2001.

                             FINANCIAL STATEMENTS OF

                             FNX MINING COMPANY INC.

                        YEAR ENDED DECEMBER 31, 2002 AND

                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

        MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION



        The accompanying financial statements and all information contained in this report were prepared by and are the responsibility of management. The statements were prepared in accordance with Canadian generally accepted accounting principles and include management's best judgments and estimates. Where alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial information presented elsewhere in this report is consistent with that in the financial statements.



        The company maintains a system of internal controls which provides management with reasonable assurance that financial information is relevant, reliable and accurate and that the company's assets are properly accounted for and adequately safeguarded.



        The financial statements have been audited by the independent external auditors appointed by the shareholders, Smith, Nixon & Co. LLP. In that capacity, they have examined and reported on the financial statements for the year ended December 31, 2002 and the six-month period ended December 31, 2001. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors and has recommended their approval by the Board of Directors.



        A. T. McGibbon
        President and Chief Executive Officer
        Toronto, Ontario
        February 28, 2003

        AUDITORS' REPORT
        TO THE SHAREHOLDERS OF
        FNX MINING COMPANY INC.



        We have audited the balance sheets of FNX Mining Company Inc. as at December 31, 2002 and December 31, 2001 and the statements of loss and deficit and cash flows for the year ended December 31, 2002 and the six-month period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


        In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and the six-month period ended December 21, 2001 in accordance with Canadian generally accepted accounting principles.



                                                 SIGNED

                                                 "SMITH, NIXON & CO. LLP"


        TORONTO, ONTARIO                         CHARTERED ACCOUNTANTS
        February 28, 2003

                             FNX MINING COMPANY INC.
                 BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001


                                                                           2002               2001
                                     ASSETS
CURRENT ASSETS
    Cash                                                             $     30,932,615    $     1,036,048
    Accounts receivable                                                       975,039             32,830
    Marketable securities                                                       2,750              2,750
    Prepaid expenses and deferred costs                                        40,489             96,555
                                                                     ----------------    ---------------
                                                                           31,950,893          1,168,183

CAPITAL ASSETS (Note 3)                                                       252,608              4,878

MINERAL EXPLORATION PROPERTIES (Note 4)                                    12,879,681          5,469,721
                                                                     ----------------    ---------------
                                                                     $     45,083,182    $     6,642,782
                                                                     ================    ===============

                                   LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                         $        992,488    $       169,177
                                                                     ----------------    ---------------

                              SHAREHOLDERS' EQUITY
SPECIAL WARRANTS (Note 5)                                                    -                 1,320,000

CAPITAL STOCK  (Note 5)                                                    53,886,468         11,119,652

DEFICIT                                                                   (9,795,774)        (5,966,047)
                                                                     ----------------    ---------------
                                                                           44,090,694          6,473,605
                                                                     ----------------    ---------------
                                                                     $     45,083,182    $     6,642,782
                                                                     ================    ===============

SIGNED ON BEHALF OF THE BOARD

           SIGNED                                            SIGNED

           "A. T. MCGIBBON"                                  "R. D. CUDNEY"


           Director                                          Director

   The accompanying notes are an integral part of these financial statements.

                             FNX MINING COMPANY INC.
                         STATEMENTS OF LOSS AND DEFICIT
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


                                                                           2002               2001
                                                                                           (NOTE 9)
REVENUE
    Interest income                                                  $        481,356    $        19,668
                                                                     ----------------    ---------------
EXPENSES
    Administration                                                          1,310,677            187,568
    Prospecting                                                                19,536             53,312
    Amortization                                                               18,858                799
    Mineral exploration properties written off                              2,962,012            272,089
                                                                     ----------------    ---------------
                                                                            4,311,083            513,768
                                                                     ----------------    ---------------
OPERATING LOSS                                                             (3,829,727)          (494,100)

OTHER INCOME
    Gain on sale of marketable securities                                    -                   157,425
                                                                     ----------------    ---------------
NET LOSS FOR THE PERIOD                                                    (3,829,727)          (336,675)

DEFICIT - BEGINNING OF PERIOD                                              (5,966,047)        (5,629,372)
                                                                     ----------------    ---------------
DEFICIT - END OF PERIOD                                              $     (9,795,774)    $   (5,966,047)
                                                                     ================    ===============
LOSS PER SHARE - BASIC (NOTE 7)                                      $          (0.13)         $   (0.03)
                                                                     ================    ===============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                       30,055,848         13,351,586
                                                                     =================  =================


   The accompanying notes are an integral part of these financial statements.

                             FNX MINING COMPANY INC.
                            STATEMENTS OF CASH FLOWS
                        YEAR ENDED DECEMBER 31, 2002 AND
                     SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


                                                                           2002               2001
                                                                                           (NOTE 9)
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the period                                          $     (3,829,727)   $     (336,675)
    Items not involving cash -
        Amortization                                                          105,690                799
        Gain on sale of marketable securities                                -                 (157,425)
        Mineral exploration properties written off                          2,962,012            272,089
                                                                     ----------------    ---------------

                                                                             (762,025)          (221,212)

    Net change in non-cash working capital -
        Accounts receivable                                                  (942,209)            (1,003)
        Prepaid expenses                                                       56,066           (96,173)
        Accounts payable and accrued liabilities                              823,311             92,519
                                                                     ----------------    ---------------

                                                                             (824,857)          (225,869)
                                                                     ----------------    ---------------

INVESTING ACTIVITIES
    Purchase of capital assets                                               (353,420)            (1,998)
    Mineral properties
        Exploration expenditures                                           (7,358,614)          (276,607)
        Acquisition costs                                                      (7,034)           (20,000)
    Proceeds on sale of marketable securities                                -                   231,452
                                                                     ----------------   ----------------

                                                                           (7,719,068)           (67,153)
                                                                     ----------------    ---------------

FINANCING ACTIVITIES
    Common shares issued                                                   41,119,887           -
    Financing costs                                                        (2,679,395)           -
                                                                     ----------------    ---------------

                                                                           38,440,492           -
                                                                     ----------------    ---------------

NET CHANGE IN CASH DURING THE PERIOD                                       29,896,567           (293,022)

CASH  - BEGINNING OF PERIOD                                                 1,036,048          1,329,070
                                                                     ----------------    ---------------

CASH  - END OF PERIOD                                                $     30,932,615    $     1,036,048
                                                                     ================    ===============

   The accompanying notes are an integral part of these financial statements.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


1.      BASIS OF PRESENTATION

        FNX Mining Company Inc. is in the business of acquiring, exploring and developing mineral properties that it believes contain mineralization that will be economically recoverable in the future. The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development of the properties, and upon future profitable production or proceeds from the disposition of the properties.


2.      SIGNIFICANT ACCOUNTING POLICIES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

        (A) USE OF ESTIMATES

            The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Significant estimates and assumptions relating to the recoverability of mineral properties and deferred exploration costs are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

        (B) MARKETABLE SECURITIES

            Marketable securities are carried at the lower of cost or quoted market value.

        (C) MINERAL EXPLORATION  PROPERTIES

            Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties once a property is placed into production. The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value and charged to operations.

        (D) CAPITAL ASSETS

            Capital assets are recorded at cost less accumulated amortization. Amortization is calculated at the following rates:

                  Equipment                         - straight-line over 5 years
                  Furniture and fixtures            - straight-line over 5 years
                  Computer hardware                 - straight-line over 4 years
                  Computer software                 - straight-line over 3 years

            Leasehold improvements are amortized on the straight-line basis over a period of five years.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

2.      SIGNIFICANT ACCOUNTING POLICIES

        (E) FLOW-THROUGH SHARES

            The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income taxes are increased by the estimated income tax benefits renounced by the Company to the subscribers except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

        (F) INCOME TAXES

            The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

        (G) ADOPTION OF NEW ACCOUNTING STANDARD FOR EARNINGS PER SHARE

            During 2001, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for the calculation of earnings per share. Under the new accounting policy, the calculation of diluted earnings per share requires the use of the treasury method and assumes any option or warrant proceeds would be used to purchase common shares at the average market price during the period.

        (H) STOCK-BASED COMPENSATION

            In December 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." Effective for the Company's fiscal year beginning January 1, 2002, the new Section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the Section encourages but does not require that a fair-value based approach be used.

            The Company records no expense when it issues options. Accordingly, the Section requires that the Company disclose pro forma net earnings and earnings per share data as if the fair-value based approach were used for options granted in 2002.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

3.      CAPITAL ASSETS

                                                               DECEMBER 31                        DECEMBER 31
                                                                  2002                               2001
                                           -------------------------------------------------    --------------
                                                               ACCUMULATED
                                                COST          AMORTIZATION          NET               NET
        Equipment                          $       67,935   $       13,590    $       54,345    $     -
        Furniture and fixtures                     33,176            6,636            26,540          -
        Computer hardware                         103,321           26,949            76,372            4,878
        Computer software                         117,993           41,304            76,689          -
        Leasehold improvements                     37,322           18,660            18,662          -
                                           --------------   ---------------   --------------    --------------

                                           $      359,747   $      107,139    $      252,608    $       4,878
                                           ==============   ===============   ==============    ==============


4.      MINERAL EXPLORATION PROPERTIES

                                                                    2002              2001
        ALASKA, USA

        Nickolai              (a)                             $      -         $     2,675,185
        Gunsite               (a)                                    204,673           206,763
                                                              ---------------  ---------------
                                                                     204,673         2,881,948
                                                              ---------------  ---------------
        MANITOBA/SASKATCHEWAN

        McBratney Lake        (a)                                    -                 279,110
                                                              ---------------  ---------------
        ONTARIO
        Larder Lake           (a)                                  1,128,039         1,122,122
        Fawcett Township      (a)                                    950,856           950,856
        Sudbury Basin         (b)
           McCreedy West                                           4,699,409            81,287
           Levack                                                  1,900,119            69,674
           Victoria                                                1,588,480            34,837
           Norman                                                  1,907,415            34,837
           Kirkwood                                                  172,274            11,612
           North Range Footwall                                      324,440          -
        Other                                                          3,976             3,438
                                                              ---------------  ---------------
                                                                  12,675,008         2,308,663
                                                              ---------------  ---------------
                                                              $   12,879,681   $     5,469,721
                                                              ===============  ===============

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001



4.      MINERAL EXPLORATION PROPERTIES (CONTINUED)

        (A) MINERAL EXPLORATION PROPERTIES

            After the Company signed the Inco Option (Note 4(b)) to earn a 100% interest in five nickel-copper-platinum-palladium-gold properties in the Sudbury Basin area, this area became the main focus of the Company. Other mineral properties were either allowed to lapse or were made available for option to third parties. Minimal expenditures were made on these other properties during 2002.

            The Nickolai properties in Alaska were allowed to lapse during 2002 except for the Canwell claim group which was under option to Nevada Star Resource Corp. They are in compliance with the option agreement at this time. The Gunsite property in Alaska remains in good standing and management is looking for potential optioners. The McBratney Lake property in Manitoba was returned to Hudson Bay Exploration and Development Co. Ltd. during the year, thereby terminating the option the Company had on the property. The Larder Lake gold property in Ontario remains a joint venture with NFX Gold Inc. with the Company retaining a 25% interest. It remains on a care and maintenance basis until the gold price increases sufficiently to make the project potentially viable. The Fawcett Township property near Shiningtree, Ontario remains inactive and no further work is planned for 2003. This property is also available for option to a third party.

        (B) SUDBURY BASIN

            On January 10, 2002 the Company signed an option agreement (the "Inco Option") to earn a 100% interest from Inco Limited ("Inco") in five copper-nickel-platinum-palladium-gold producing properties located in the Sudbury Basin area. Coincidentally with the signing of the option agreement, the Company assigned their rights under the Inco Option to the Sudbury Joint Venture owned 75% by the Company and 25% by Dynatec Corporation, a TSX-listed mining contractor. Under the terms of the Inco Option the Sudbury Joint Venture has to spend $ 30.0 million on exploration on the optioned properties by May 2006. The initial $14.0 million was committed to be expended equally by the joint venture partners by May 2003. During 2002 the Sudbury Joint Venture spent $15.5 million on exploration, thereby already meeting the $ 14.0 million initial exploration commitment.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


5.      CAPITAL STOCK

        (A) AUTHORIZED -

            Unlimited common shares

        (B) ISSUED -

                                                                                            NUMBER OF
                                                                                              COMMON
                                                                                              SHARES         CONSIDERATION


             Balance - June 30, 2001                                                          13,345,466   $    11,110,652
                Issued for property option payment                                                10,000             9,000
                                                                                          ---------------  ---------------

             Balance - December 31, 2001                                                      13,355,466        11,119,652
                Issued for property option payment (Note 5(b)(i))                              3,006,324         3,006,324
                Issued for cash under private placement  (Note 5(b)(ii))                       4,000,000         3,386,532
                Issued for cash under flow-through share offering  (Note 5(b)(iii))            5,000,000        10,000,000
                Issued for cash under public offering  (Note 5(b)(iv))                         5,000,000        22,934,073
                Issued on exercise of special warrants (Note 5(c)(i))                          3,300,000         1,320,000
                Issued on exercise of share purchase warrants (Note 5(c)(ii))                    550,750           688,437
                Issued on exercise of broker warrants (Note 5(c)(iii))                           678,000           559,200
                Issued on exercise of stock options (Note 6)                                   1,412,000           872,250
                                                                                          ---------------  ---------------

             Balance - December 31, 2002                                                      36,302,540   $    53,886,468
                                                                                          ===============  ===============

            (i) On January 10, 2002, as consideration for the Inco Option, the Company issued to Inco 3,006,324 common shares for deemed consideration of $3,006,324.

            (ii) On January 10, 2002 the Company completed a brokered private placement of 4,000,000 units of the Company at $1.00 per unit. Each unit is comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per warrant. Financing costs were $613,468 resulting in net proceeds of $3,386,532. As of December 31, 2001, a financing agent for the Company held in escrow $4,000,000 received from shareholders for this private placement.

            (iii) On January 10, 2002 the Company issued 4,000,000 flow-through common shares at $1.00 per common share, resulting in gross proceeds of $4,000,000. As of December 31, 2001, a financing agent for the Company held in escrow $4,000,000 received from shareholders for this flow-through issue.

                  On July 22, 2002 the Company issued 1,000,000 flow-through common shares at $6.00 per common share, resulting in gross proceeds of $6,000,000.

            (iv) On July 22, 2002 the Company issued 5,000,000 common shares at a price of $5.00 per share for gross proceeds of $25,000,000 pursuant to a short form prospectus filing. Financing costs were $2,065,927 resulting in net proceeds of $22,934,073.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

5.      CAPITAL STOCK (CONTINUED)

        (C) WARRANTS

             (i) In May 2001, the Company issued 3,300,000 warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of:
                     (a) the fifth business day after all receipts have been
                       issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which the purchasers of the special warrants are resident, and:
                     (b) May 10, 2002.

                   During the year ended December 31, 2002, these 3,300,000 warrants were converted into common shares.

             (ii) On January 10, 2002, the Company issued the following warrants to Inco under the terms of the Inco Option and issued additional warrants under a private placement.

                                                                                             NUMBER OF
                                                                                              WARRANTS
                      Warrants issued to Inco under the Inco Option                              496,879

                      Warrants issued under the private placement (Note 5(b)(ii))              2,000,000
                                                                                          ---------------
                                                                                               2,496,879
                                                                                          ===============

                   Each warrant is exercisable for one common share of the Company at an exercise price of $1.25 per warrant. The warrants expire on January 10, 2003. During 2002, 550,750 of these warrants were exercised for cash proceeds of $688,437. The balance of the warrants were exercised in January 2003.

             (iii) On May 10, 2001 the Company issued, as part of the
                   compensation payable in connection with the financing described in Note 5(c)(i), broker warrants to acquire 198,000 common shares at $0.40 for each warrant. These warrants were exercised in 2002 for proceeds of $ 79,200.

                   On January 10, 2002, as part of the compensation payable in connection with the private placement, the Company issued broker warrants to acquire 480,000 common shares at $1.00 for each warrant. These warrants were exercised in 2002 for proceeds of $ 480,000.


6.      STOCK OPTIONS

        The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing on-going services to the Company to acquire up to 5.5 million Common Shares. These options are exercisable at not less than the market price of the Common Shares at the time they are granted. Options granted to employees vest 50% six months from the date of grant, and 50% one year from the date of grant. All other options vest immediately. The number of Common Shares reserved for issuance to any one person

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


        upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


6.      STOCK OPTIONS (CONTINUED)

        The following table reflects the continuity of options granted under the Plan for the year ended December 31, 2002.

                                        EXERCISE     BALANCE        OPTIONS       OPTIONS         OPTIONS        BALANCE
                 EXPIRY DATE              PRICE     DECEMBER 31     GRANTED      EXERCISED        EXPIRED      DECEMBER 31
                                                       2001                                                       2002
             November 15, 2004          $   0.40      1,020,000       -             820,000         -              200,000
             May 3, 2006                    0.50        660,000       -             430,000         -              230,000
             May 3, 2006                    1.00        470,000       -             -               -              470,000
             May 29, 2006                   1.00        150,000       -              52,000         -               98,000
             June 12, 2006                  1.10        100,000       -             -               -              100,000
             November 8, 2006               1.00        100,000       -             -               -              100,000
             November 13, 2006              1.00        300,000       -             -               -              300,000
             January 9, 2007                1.50        -             200,000       -               -              200,000
             February 14, 2007              2.08        -             280,000        25,000         -              255,000
             February 18, 2007              2.25        -              85,000       -               -               85,000
             March 12, 2007                 2.55        -             210,000        75,000         -              135,000
             May 14, 2007                   3.40        -              40,000        10,000         -               30,000
             August 7, 2007                 4.10        -             250,000       -               -              250,000
             September 10, 2007             5.00        -             395,000       -               -              395,000
             October 11, 2007               4.95        -              35,000       -               -               35,000
                                                   ------------  ------------  ------------   -------------   -------------
                                                      2,800,000     1,495,000     1,412,000         -            2,883,000
                                                   ============  ============  ============   =============   =============

             The following table reflects the continuity of options granted under the Plan for the six-month period ended December 31, 2001.


                                        EXERCISE      BALANCE       OPTIONS       OPTIONS         OPTIONS        BALANCE
                 EXPIRY DATE              PRICE       JUNE 30       GRANTED      EXERCISED        EXPIRED      DECEMBER 31
                                                       2001                                                       2001
             September 17, 2001         $   1.00         40,000       -             -               40,000          -
             November 15, 2004              0.40      1,020,000       -             -               -            1,020,000
             May 3, 2006                    0.50        660,000       -             -               -              660,000
             May 3, 2006                    1.00        470,000       -             -               -              470,000
             May 29, 2006                   1.00        150,000       -             -               -              150,000
             June 12, 2006                  1.10        100,000       -             -               -              100,000
             November 8, 2006               1.00        -             100,000       -               -              100,000
             November 13, 2006              1.00        -             300,000       -               -              300,000
                                                   ------------  ------------  ------------   -------------   -------------

                                                      2,440,000       400,000       -               40,000       2,800,000
                                                   ============  ============  ============   =============   =============

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


6.      STOCK OPTIONS (CONTINUED)

        The Company records no expense when it issues options. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted, the Company's results would have been as follows:

                                                                                   YEAR ENDED DECEMBER 31, 2002
        Fair value of options granted and compensation expense                              $3,159,000
        Pro forma net loss                                                                  $6,988,527
        Pro forma basic loss per share                                                         $0.23

        The fair value of stock options granted is estimated using the Black-Scholes option pricing model on the date of grant with the following weighted average assumptions:

            Stock price at grant date                       $3.29
            Exercise price                                  $3.29
            Expected life of options (years)                 2.0
            Expected stock price volatility                 112%
            Expected dividend yield                          Nil
            Risk-free interest rate                         3.41%


7.      LOSS  PER SHARE

        Loss per share has been calculated using the weighted average number of shares outstanding during the year. The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the period. As a result of the net losses for the year ended December 31, 2002 and the six-month period ended December 31, 2001, diluted loss per share data is not presented as the exercise of options and warrants would have been anti-dilutive.



8.      RELATED PARTY TRANSACTIONS

        The Company obtained management services from a company controlled by the president of the Company in the amount of $553,200 (2001 - $94,200).



9.      COMPARATIVE FIGURES

        The Company changed its fiscal year-end from June 30 to December 31 effective in 2001. Accordingly, comparative figures are for the six-month period ended December 31, 2001. Certain of the comparative figures have been reclassified to conform to the financial presentation adopted for 2002.

Document 7. Audited Financial Statements for the year ended June 30, 2001.

                        FORT KNOX GOLD RESOURCES INC.

                           FINANCIAL STATEMENTS

                              JUNE 30, 2001

                                AUDITOR'S REPORT

To the Shareholders,
Fort Knox Gold Resources Inc.

         I have audited the balance sheets of Fort Knox Gold Resources Inc. as at June 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsbility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

         I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.


                                                        John E. Goodwin (signed)


Toronto, Canada,
August 31, 2001                                         Chartered Accountant.

                         FORT KNOX GOLD RESOURCES INC.

                                 BALANCE SHEETS

                                                                        JUNE 30,
                                                                  2001             2000
                                     ASSETS
Current assets
  Cash and short term deposits                                 $1,329,070       $   614,373
  Accounts receivable                                              32,209            24,918
  Marketable securities (note 3)                                   76,776            72,152
                                                               ----------       -----------
                                                                1,438,055           711,443

Computer equipment at cost ($7,206) less amortization               3,680               724

Mineral exploration properties (note 4)                         5,436,204         5,033,414
                                                               ----------       -----------
                                                               $6,877,939       $ 4,745,581
                                                               ==========       ===========

                                  LIABILITIES
Current liabilities
  Accounts payable                                             $   76,659       $    28,872
                                                               ----------       -----------

                              SHAREHOLDERS' EQUITY
Share capital (note 5)
  Authorized
    Unlimited number of common shares
  Issued
    13,345,466 (2000 - 12,802,966) shares                      12,430,652        10,943,227
Deficit                                                         5,629,372         5,226,518
                                                               ----------       -----------
                                                                6,801,280         5,716,709
                                                               ----------       -----------
                                                               $6,877,939       $ 5,745,581
                                                               ==========       ===========


Approved by the Board:

A.T. MacGibbon, Director (signed)

Robert D. Cudney, Director (signed)

                         FORT KNOX GOLD RESOURCES INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                                      Years ended
                                                                        June 30,
                                                                  2001             2000
Income                                                         $   28,777       $    35,926
                                                               ----------       -----------
  Interest earned

Costs and expenses
  Administration                                                  146,656           163,688
  Prospecting                                                      59,165            34,973
  Capital tax                                                      15,138            13,196
  Amortization                                                      1,373             2,160
                                                               ----------       -----------
                                                                  222,332           214,017
                                                               ----------       -----------
Operating loss                                                    193,555           178,091
Gain on sale of marketable securities                               -               (74,400)
Mineral exploration properties written off                         14,639           139,621
Exploration expenditure written off                                63,989           565,347
                                                               ----------       -----------
Net loss                                                          272,183           808,659
Deficit, beginning of the year                                  5,226,518         4,397,709
                                                               ----------       -----------
                                                                5,498,701         5,206,368
Financing costs                                                   130,671            20,150
                                                               ----------       -----------
Deficit, end of year                                           $5,629,372       $ 5,226,518
                                                               ==========       ===========
Net loss per share                                             $      .02       $       .07
                                                               ==========       ===========

                         FORT KNOX GOLD RESOURCES INC.

                            STATEMENTS OF CASH FLOWS

                                                                      Years ended
                                                                        June 30,
                                                                  2001             2000
Cash provided by (used in);
  Operating activities
    Operating loss                                             $ (193,555)      $  (178,091)
    Amortization                                                    1,373             2,160
                                                               ----------       -----------
                                                                 (192,182)         (175,931)
    Change in non-cash working capital balances
      Increase in accounts receivable                              (7,291)              (99)
      Increase in accounts payable                                (47,787)           (7,356)
                                                               ----------       -----------
                                                                 (151,685)         (183,386)
                                                               ----------       -----------
Financing activities
  Common shares issued                                            167,425           290,625
  Special warrants issued                                       1,320,000             -
  Financing costs                                                (130,671)          (20,150)
                                                               ----------       -----------
                                                                1,356,754           270,475
                                                               ----------       -----------
Investing activities
  Capital assets                                                   (4,329)           -
  Marketable securities
    Purchased                                                      (4,625)           (6,250)
    Sold                                                             -              109,400
  Mineral exploration properties
    Acquisition costs                                            (134,707)          (50,871)
    Exploration expenditure                                      (366,336)         (501,009)
    Option payments received                                       19,625           103,250
                                                               ----------       -----------
                                                                 (490,372)         (345,480)
                                                               ----------       -----------
Increase in cash and short term deposits                          714,697          (258,391)
Cash and short term deposits, beginning of the year               614,373           872,764
                                                               ----------       -----------
Cash and short term deposits, end of the year                  $1,329,070       $   614,373
                                                               ==========       ===========

                         FORT KNOX GOLD RESOURCES INC.

                NOTES TO FINANCIAL STATEMENTS JUNE 30, 2001.

1.      Accounting policies

        Interests in mineral exploration properties are stated at cost. Exploration expenditure related to mineral exploration properties in which an interest is retained is deferred. It is the intention that the acquisition costs and related deferred exploration expenditure would be amortized against income from future mining operations. Acquisition costs and related deferred exploration expenditures are written off against income if an entire group of mining claims has been disproven or abandoned.

2.      Valuation of resource interests

        The Company's interests in resource properties include costs related to non-producing mineral exploration properties. Recovery of these costs is dependent upon the development of economic mining operations or disposition of the properties.

3.      Marketable securities

        Marketable securities, are carried at the lower of cost $72,150 and market $136,910.

4.      Mineral exploration properties

                                                                  2001             2000
Alaska
  Acquisition costs                                            $  182,400       $  182,400
  Exploration expenditure                                       2,622,738        2,541,544
                                                                ---------        ---------
                                                                2,805,138        2,723,944
                                                                =========        =========
Ontario
  Acquisition costs                                            $  186,441       $   93,908
  Exploration expenditure                                       2,083,830        2,130,378
  Option payments received                                        (90,875)         (71,250)
                                                                ---------        ---------
                                                                2,179,396        2,153,036
                                                                =========        =========
Manitoba and Saskatchewan
  Acquisition costs                                            $   27,536       $    -
  Exploration expenditure                                         424,134          156,434
                                                                ---------        ---------
                                                                  451,670          156,434
                                                                ---------        ---------
                                                               $5,436,204       $5,033,414
                                                                =========        =========

5.      Share capital

        (a)  Shares issued:

                                                                 Shares           Capital
             Balance, June 30, 1999                            11,723,225       $10,652,602
               Flow-through shares                                550,000           137,500
               Flow-through shares                                517,241           150,000
               Property option                                     12,500             3,125
                                                               ----------       -----------
             Balance, June 30, 2000                            12,802,966        10,943,227
               Flow-through shares                                500,000           150,000
               Property options                                    22,500             9,425
               Stock option                                        20,000             8,000
                                                               ----------       -----------
                                                               13,345,466        11,110,652
               Special warrants issued for cash                    -              1,320,000
                                                               ----------       -----------
             Balance, June 30, 2001                            13,345,466       $12,430,652
                                                               ==========       ===========

        (b) Outstanding options to directors, officers and consultants:

               1,020,000 shares at $0.40 per share - November 15, 2004
                40,000 shares at $1.00 per share - September 17, 2001
                  100,000 shares at $1.10 per share - June 12, 2005
                  660,000 shares at $0.50 per share - May 3, 2006(1)
                  470,000 shares at $1.00 per share - May 3, 2006(2)
                 150,000 shares at $1.00 per share - May 29, 2006(3)


             (1) Options on 75,000 shares vest upon the Company's offer to acquire Sudbury area mining properties on or before September 30, 2001.

             (2) Options on 405,000 shares vest upon shareholder approval.

             (3) Options vest upon shareholder approval.

        (c) Compensation option to the agent in the special warrants issue (note 5(d))

                    198,000 shares at $0.40 per share - May 10, 2003

        (d)  Special warrants

             On May 10, 2001, the Company issued 3,300,000 special warrants at $0.40 per warrant ($1,320,000).

             Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Issuer (a "share") on or prior to 5:00 p.m. (Toronto time) on the date (the "expiry date") that is the earlier to occur of (i) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares (the "final prospectus") by the securities regulatory authorities in each of the Provinces of Canada (the "qualifying jurisdictions") in which the purchasers of the special warrants are resident: and (ii) one year following the date of the last closing of the special warrant transaction (the "closing date").

6.      Income tax information

        The Company has resource pools of $5,330,000 available to reduce taxable income. Non-capital losses total $820,000 and expire between 2002 and 2009.

Document 8. Confirmation of Board Review of Change of Auditor, dated
            February 26, 2002.

                           NOTICE OF CHANGE OF AUDITOR

TO:               JOHN E. GOODWIN, CHARTERED ACCOUNTANT

AND TO:           SMITH, NIXON & CO. LLP. , CHARTERED ACCOUNTANTS

         TAKE NOTICE THAT John E. Goodwin, Chartered Accountant, the former auditor of FORT KNOX GOLD RESOURCES INC. (the "Corporation"), at the request of management of the Corporation, have tendered their resignation effective December 20, 2001 and the directors of the Corporation by resolution passed on December 7, 2001 have appointed Smith, Nixon & Co. LLP., Chartered Accountants, successor auditors in their place.

         TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Corporation's Board of Directors have approved and accepted the resignation of John E. Goodwin, Chartered Accountant, and have approved the appointment of Smith, Nixon & Co. LLP., Chartered Accountants, in their place; and

(c) in the opinion of the Corporation, no reportable events occurred prior to the Resignation of John E. Goodwin, Chartered Account. Reportable events means disagreements or unresolved issues between the Corporation and John E. Goodwin, Chartered Account, and consultations between the Corporation and John E. Goodwin, Chartered Accountant.

         DATED at Toronto, Ontario this 26th day of February, 2002.

                                             BY ORDER OF THE BOARD

                                             "Signed"
                                             A.T. MacGibbon, President

Document 9. Unaudited Interim Financial Statements for the three months ended
            March 31, 2002.

2002 FIRST QUARTER REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2002


                                                             AGGRESSIVE EXPLORER
                                                            ...EMERGING PRODUCER

                            FORT KNOX GOLD RESOURCES
                                  BALANCE SHEET
                                 AS AT MARCH 31
                                   (UNAUDITED)


                                                                         2002                    2001
CURRENT ASSETS
Cash and short term deposits                                      $ 7,760,838             $   230,148
Accounts receivable and prepaid                                       432,967                  59,910
Marketable securities
                                                                        2,750                  72,152
Prepaid expenses and deferred costs                                     5,109                   4,303
                                                                  -----------           -------------
                                                                    8,201,664                 366,513

CAPITAL ASSETS                                                        175,458                   3,843

MINERAL EXPLORATION PROPERTIES
(NOTE 2)                                                            8,669,421               5,387,127
                                                                  -----------           -------------
                                                                  $17,046,543           $   5,758,127
                                                                  -----------           -------------
CURRENT LIABILITIES

Accounts payable and accrued liabilities                          $   269,259           $      91,252
                                                                  -----------           -------------
SHAREHOLDER'S EQUITY

CAPITAL STOCK (NOTE 3)                                              2,275,975              11,093,227

SPECIAL WARRANTS (NOTE 3)                                           1,170,000                       -

DEFICIT                                                           (6,668,691)             (5,426,352)
                                                                  -----------           -------------
                                                                   16,777,284               5,666,875
                                                                  -----------           -------------
                                                                  $17,046,543             $ 5,758,127
                                                                  -----------           -------------
                                                                  -----------           -------------

                            FORT KNOX GOLD RESOURCES
                               STATEMENTS OF LOSS
                   FOR THE THREE MONTH PERIOD ENDING MARCH 31
                                   (UNAUDITED)


                                                                         2002                    2001
Income
Interest earned                                                 $      23,385           $       3,920

Cost and expenses

Administration                                                        102,281                  84,806
Prospecting                                                             9,853                       -
Amortization                                                              426                     162
                                                               --------------          --------------
                                                                      112,560                  84,968
                                                               --------------          --------------
   Net loss                                                          (89,175)                (81,048)

Deficit, beginning of period                                      (5,966,047)             (5,345,304)

Financing charges                                                   (613,469)                       -
                                                               --------------          --------------
Deficit, end of period                                          $ (6,668,691)           $ (5,426,352)
                                                               --------------          --------------
Net loss per share                                              $      (0.00)           $      (0.01)
                                                               --------------          --------------
Shares issued and outstanding                                      24,736,790              13,302,966
                                                               --------------          --------------

                          FORT KNOX GOLD RESOURCES INC.
                             STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTH PERIOD ENDING MARCH 31
                                   (UNAUDITED)

                                                                         2002                    2001
CASH PROVIDED BY (USED IN):

Operating activities:
   Net loss                                                     $     (89,175)            $   (81,048)
   Amortization                                                           426                     162
                                                               --------------          --------------
                                                                      (88,749)                (80,886)

Change in non-cash working capital balances                          (208,611)                 25,689
                                                               --------------          --------------
                                                                     (297,360)                (55,197)

Financing activities:

Common shares issued                                                8,000,000                       -
Financing cost                                                       (613,469)                      -
                                                               --------------          --------------
                                                                    7,386,531                       -

Investing activities:
Capital asset acquisitions                                           (171,006)                      -
Mineral exploration expenditure                                      (193,375)               (174,261)
                                                               --------------          --------------
                                                                     (364,381)               (174,261)

Increase (decrease) in cash and short term deposits                 6,724,790                (229,458)

Cash and short term deposits, beginning of the period               1,036,048                 459,606
                                                               --------------          --------------
Cash and short term deposits, end of period                       $ 7,760,838            $    230,148
                                                               --------------          --------------

FORT KNOX GOLD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2002
(UNAUDITED)




1. ACCOUNTING POLICIES

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2001 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and the accompanied notes contained in the Company' 2001 Annual Report.


2. MINERAL EXPLORATION PROPERTIES

                                                DECEMBER 31                 INCURRED             MARCH 31
                                                   2001                     THIS YTD              2002
ALASKA, USA
Nickolai                                        $2,675,184                 $   3,300            $2,678,484
Gunsite                                            206,763                         -               206,763
                                                ----------              ------------            ----------
                                                 2,881,947                     3,300             2,885,247
                                                ----------              ------------            ----------
MANITOBA
McBratney Lake                                     279,110                         -               279,134
                                                ----------              ------------            ----------
                                                   279,110                         -               279,134
                                                ----------              ------------            ----------
ONTARIO
Larder Lake                                      1,122,122                         -             1,122,122
Facet Township                                     950,857                         -               950,857
Sudbury Basin                                      232,248                 3,078,780             3,311,028
McCreedy                                                 -                    30,173                30,173
Levack                                                   -                    29,184                29,184
Victoria                                                 -                    26,340                26,340
Norman                                                   -                    31,849                31,849
Kirkwood                                                 -                        26                    26
Other                                                3,438                        23                 3,461
                                                ----------              ------------            ----------

                                                DECEMBER 31                 INCURRED             MARCH 31
                                                   2001                     THIS YTD              2002
                                                 2,308,665                 3,196,375             5,505,040
                                                ----------              ------------            ----------
Total                                           $5,469,722               $ 3,199,675            $8,669,421
                                                ----------              ------------            ----------

FORT KNOX GOLD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2002
(UNAUDITED)


3. CAPITAL STOCK

A) SHARES ISSUED:
                                         SHARES                CONSIDERATION

Balance December 31, 2001              13,355,466                $11,119,651


ISSUED DURING THIS QUARTER
Private placement                       4,000,000                  4,000,000
Flow-through shares                     4,000,000                  4,000,000
Warrants exercised                        375,000                    150,000
Property options                        3,006,324                  3,006,324
                                       ----------                 ----------
                                        1,381,324                 11,156,324

BALANCE MARCH 31, 2002                 24,736,790                $22,275,975
                                       ----------                 ----------



B) WARRANTS:

                           EXERCISE      OPENING          WARRANTS          WARRANTS          CLOSING
         EXPIRY DATE         PRICE       BALANCE           ISSUED           EXERCISED         BALANCE
--------------------------------------------------------------------------------------------------------
SPECIAL WARRANTS

May 10, 2002               $ 0.40         3,300,000            -             375,000        2,925,000

SHARE PURCHASE
 WARRANTS:

January 10, 2003           $ 1.00                      2,496,879                            2,496,879
                                          ---------    ---------     ---------------    -------------
                                          3,300,000    2,496,879             375,000        5,421,879
                                          ---------    ---------     ---------------    -------------

BROKER WARRANTS:

                           EXERCISE      OPENING          WARRANTS          WARRANTS          CLOSING
         EXPIRY DATE         PRICE       BALANCE           ISSUED           EXERCISED         BALANCE
--------------------------------------------------------------------------------------------------------

May 10, 2003               $ 0.40           198,000            -                              198,000
July 10, 2003              $ 1.00                        480,000                              480,000
                                          ---------    ---------     ---------------    -------------
                                            198,000      480,000                   -          678,000
                                          ---------    ---------     ---------------    -------------
Total warrants                            3,498,000    2,976,879             375,000        6,099,879
                                          ---------    ---------      --------------   --------------

FORT KNOX GOLD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2002
(UNAUDITED)



4. STOCK OPTIONS


                           EXERCISE      OPENING           OPTIONS           OPTIONS          CLOSING
              EXPIRY DATE    PRICE       BALANCE           GRANTED          EXERCISED         BALANCE
-----------------------------------------------------------------------------------------------------
November 15, 2004         $  0.40       1,020,000                -                 -        1,020,000
May 3, 2006               $  0.50         660,000                -                 -          660,000
May 3, 2006               $  1.00         470,000                -                 -          470,000
May 29, 2006              $  1.00         150,000                -                            150,000
June 12, 2006             $  1.10         100,000                -                 _          100,000
November 8, 2006          $  1.00         100,000                -                            100,000
November 13, 2006         $  1.00         300,000                -                            300,000
(1)January 9, 2007        $  1.50                          200,000                            200,000
(2)March 12, 2007         $  2.50                          210,000                            210,000
(3)February 14, 2007      $ 2.08                           280,000                            280,000
(2)February 18, 2007      $  2.25                           85,000                             85,000
                                        --------- ----------------     -------------  ---------------
                                        2,800,000          775,000                 -        3,575,000
-----------------------------------------------------------------------------------------------------


(1) 8,907 of the Options are subject to shareholders' approval.

(2) These Options are subject to shareholders' approval.

(3) 200,000 of these Options are subject to shareholders' approval

Document 10. 2002 Second Quarter Report for the three months ended
             June 30, 2002.

                                                      2002 SECOND QUARTER REPORT
                                        for the three months ended June 30, 2002





                                                             AGGRESSIVE EXPLORER
                                                            ...EMERGING PRODUCER



MANAGEMENT DISCUSSION AND ANALYSIS

FOR THREE MONTH PERIOD ENDING JUNE 30, 2002

         FINANCIAL OVERVIEW
         THIS MANAGEMENT AND DISCUSSION ANALYSIS COVERS THE THREE MONTH PERIOD ENDING JUNE 30, 2002 AND FOCUSES ON THE FINANCIAL SITUATION AND ACTIVITIES OF FNX MINING COMPANY INC. FOR THAT PERIOD.

         RESULTS FROM OPERATIONS
         FNX Mining incurred a net operating loss of $112,084 this reporting period compared to an operating gain of $6,279 in the comparable period of 2001. Other than $38,642 in interest income, the Company had no revenues and does not expect operating income until it achieves commercial production from one of its mineral properties and there is no guarantee the Company will achieve such production status. The Company's three month administrative expenses were $145,825 and the net exploration expenditures for the same period were $1,692,733. The exploration expenditures were primarily the Company's share of the expenditures incurred by the Sudbury Joint Venture on the Sudbury, Ontario optioned properties as follows: McCreedy West-$383,987, Levack-$301,345, Victoria-$382,377, Norman-$340,532 and Sudbury Basin General-$284,492.

The net loss for the six months to June 30th was $201,259, compared to $153,397 for the corresponding period in 2001, while interest income was $62,027 and $12,988 respectively. Administrative expenses for the six month period were $248,106 compared to $30,770 for the similar period last year, reflecting the increased corporate activity in the past 12 months.

         FINANCIAL POSITION
         Working capital at the end of the period stood at $6,800,838 up from $1,361,396 on June 30th, 2001. Subsequent to the end of this reporting period an additional 5,000,000 common shares were issued in a financing for gross proceeds to the Company of $25.0 million and 1,000,000 common flow-through shares were issued in a financing for gross proceeds to the Company of $6.0 million. After completion of the financings, the Company had 31,541,490 common shares outstanding. The funds on hand are sufficient to meet the expenditure commitments required to exercise the Inco option and for the Sudbury Joint Venture to acquire a 100% interest in the optioned properties. The Company does not anticipate that it will require additional funds for exploration but does anticipate that it may require additional funds for mine capital expenditures, which could be raised from operations, debt and or equity financing. During the quarter, 3.3 million warrants were exercised for net proceeds of $1.32 million and 198,000 broker warrants for net proceeds of $79,200.

         COMPANY ACTIVITIES AND OUTLOOK
         The Company's main activity is exploration for copper, nickel, platinum, palladium and gold on five Sudbury, Ontario properties that the Company optioned from Inco Limited. The optioned properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers and are located in the Sudbury District of northeastern Ontario. The properties are covered by previously announced agreements between FNX Mining and Inco (the "Inco Agreement": see January 11, 2002 FNX press release) and FNX Mining and Dynatec Corporation (the "Sudbury Joint Venture Agreement": see February 3, 2002 FNX and Dynatec press release).

         The Inco Agreement was made effective January 10, 2002 and under its terms the Company can earn a 100% interest in the five properties by spending $30.0 million over a 52 month period. The Company committed to incur expenditures of $14.0 million in the first 16 months of the agreement. Under the Inco Agreement, Inco has the right to process any ore produced from the properties.
         Subsequent to signing the Inco Agreement, the Company and Dynatec Corporation, one of Canada's premier mining contracting and services companies, entered into the Sudbury Joint Venture Agreement, which was also made effective on January 10, 2002. Under the terms of the Sudbury Joint Venture Agreement, the Company agreed to assign 100% of its rights and interests acquired in the five properties under the Inco Agreement to the Joint Venture and Dynatec agreed to assume 25% of the obligations of the Inco Agreement and further agreed to fund $7.0 million of the initial $14.0 million in joint venture expenditures on the properties. Thereafter, to maintain their respective joint venture interests; FNX at 75% and Dynatec at 25%, both parties must fund future expenditures pro rata.
         The Company conducts all exploration on the joint venture properties and Dynatec will provide mining services to the joint venture. The Company and Dynatec intend to aggressively explore, develop and, if feasible, mine the optioned properties. The Sudbury Joint Venture currently has eleven drill rigs operating on the property and has incurred expenditures in excess of $3.0 million to date and will spend the required $14.0 million on the properties prior to May 10, 2003. On July 24, 2002, the Sudbury Joint Venture announced that Dynatec opened the McCreedy West portal and commenced reconditioning of the existing ramp. Dynatec, on behalf of the Sudbury Joint Venture signed a three-year collective agreement with the United Steelworkers of America for the Sudbury Joint Venture mine operations. Exploration to date has focused on the near surface and underground potential at both the Norman and Victoria Properties. At the McCreedy West Property, follow up programs on the recently discovered Inter Main Zone and initial testing of the PM Zone were priorities. The next phase in evaluating the McCreedy West deposits will be to carry out more detailed drilling from underground, which is expected to commence near the end of the next quarter.
At the Levack Property, drilling concentrated on testing the 1300 and 1900
Zones.

         For a detailed description of the properties, previous work and the results to date of the Sudbury Joint Venture's work on the properties, please go to the FNX Mining website "www.fnxmining,com" and also refer to FNX Mining's Annual Information Form dated May 31, 2002.

         RISK FACTORS
         All exploration activity has high inherent risks associated with it. Though all of the five optioned properties are former producers, there is no guarantee that any mineral deposits identified will be mineable at a profit.
         In addition to discovery risks, there is also commodity price risk associated with exploring for metals. The metals sought are nickel, copper, platinum, palladium, gold and cobalt in a sulfide mix of pyrrhotite, chalcopyrite and pentlandite. Most of these metals have industrial applications, although platinum and gold are also in demand for jewellery. Generally, the prices of these metals rise as the general economic activity levels increase. The world appears at this time to be in the early stages of a recovery from the recession of 2000-2001. As a result, nickel prices have risen to above US$3.00 per pound, copper recovered somewhat to US$0.70 per pound, platinum has remained strong in the US$500 per ounce range and palladium appears to be steady in the US$370 per ounce range. Gold has shown signs of a sustained price rally recently moving above US$300 per ounce, while cobalt oversupply has pushed prices down to the US$6-7 per pound range. There is no assurance that metal prices will be at a level sufficient to sustain production from any future discovery made by FNX Mining.

         On behalf of the Board,



         A. T. MacGIBBON
         PRESIDENT AND C.E.O.
         Toronto, Ontario
         August 19, 2002

Page 2 pull-out

"THE COMPANY'S MAIN ACTIVITY IS EXPLORATION FOR COPPER, NICKEL, PLATINUM,
 PALLADIUM AND GOLD ON FIVE SUDBURY, ONTARIO PROPERTIES THAT THE COMPANY OPTIONED FROM INCO LIMITED."



FNX MINING COMPANY INC.
BALANCE SHEETS
AS AT JUNE 30
(IN CANADIAN DOLLARS)




                                                                    2002                      2001
--------------------------------------------------------------------------------------------------
                                                              (UNAUDITED)                 (AUDITED)
ASSETS

CURRENT ASSESTS
Cash and short term deposits                                 $ 7,751,063               $ 1,329,070
Accounts receivable                                              203,310                    31,827
Marketable securities                                              2,750                    76,776
Prepaid expenses and deferred costs                               40,049                       382
--------------------------------------------------------------------------------------------------
                                                               7,997,172                 1,438,055

CAPITAL ASSETS                                                   181,439                     3,680

                                                                    2002                      2001
--------------------------------------------------------------------------------------------------
                                                              (UNAUDITED)                 (AUDITED)
MINERAL EXPLORATION PROPERTIES
         (Note 2)                                             10,368,948                 5,436,204
--------------------------------------------------------------------------------------------------
                                                             $18,547,559               $ 6,877,939

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                     $ 1,196,334               $    76,659
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 3)                                        24,132,000                11,110,652

SPECIAL WARRANTS (Note 3)                                              -                 1,320,000

DEFICIT                                                       (6,780,775)               (5,629,372)
--------------------------------------------------------------------------------------------------
                                                              17,351,225                 6,801,280
--------------------------------------------------------------------------------------------------
                                                             $18,547,559               $ 6,877,939
--------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDING JUNE 30
(IN CANADIAN DOLLARS) (UNAUDITED)

                                     THREE MONTHS ENDING                       SIX MONTHS ENDING
                                           JUNE 30                                  JUNE 30
                               2002                   2001                  2002                 2001
------------------------------------------------------------------------------------------------------
INCOME
Interest earned              $38,642                $9,068               $62,027             $12,988

COST AND EXPENSES
Administration               145,825               (54,036)              248,106              30,770
  Prospecting                  4,167                56,663                14,020              56,663
  Amortization                   734                   162                 1,160                 324
------------------------------------------------------------------------------------------------------
                             150,726                 2,789               263,286              87,757
------------------------------------------------------------------------------------------------------
OPERATING LOSS              (112,084)                6,279              (201,259)            (74,769)
Mineral exploration
  properties written off           -               (78,628)                    -             (78,628)
------------------------------------------------------------------------------------------------------
Net loss                    (112,084)              (72,349)             (201,259)           (153,397)
------------------------------------------------------------------------------------------------------
Deficit, beginning
  of period               (6,668,691)           (5,426,352)           (5,966,047)         (5,345,304)

                                     THREE MONTHS ENDING                       SIX MONTHS ENDING
                                           JUNE 30                                  JUNE 30
                               2002                   2001                  2002                 2001
------------------------------------------------------------------------------------------------------
Less: Financing charges           -               (130,671)             (613,469)           (130,671)
------------------------------------------------------------------------------------------------------
Deficit, end of period    (6,780,775)           (5,629,372)           (6,780,775)         (5,629,372)
------------------------------------------------------------------------------------------------------
Net loss per share            $(0.00)               $(0.01)               $(0.01)              $(0.01)
------------------------------------------------------------------------------------------------------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


FNX MINING COMPANY INC.
STATEMENTS OF CASH FLOW
FOR THE SIX MONTHS ENDING JUNE 30
(IN CANADIAN DOLLARS) (UNAUDITED)

                                  THREE MONTHS ENDING                         SIX MONTHS ENDING
                                         JUNE 30                                    JUNE 30
------------------------------------------------------------------------------------------------------
                               2002                   2001                  2002                 2001

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
Net loss                  $(112,084)             $(72,349)            $(201,259)           $(153,397)
Write-off exploration
   properties                     -                78,628                     -               78,628
Amortization                    734                   162                 1,160                  324
------------------------------------------------------------------------------------------------------
                           (111,350)                6,441              (200,099)             (74,445)

CHANGE IN NON-CASH WORKING
  CAPITAL BALANCES        1,121,792                17,411               913,181               43,100
------------------------------------------------------------------------------------------------------

                                  THREE MONTHS ENDING                         SIX MONTHS ENDING
                                         JUNE 30                                    JUNE 30
------------------------------------------------------------------------------------------------------
                               2002                   2001                  2002                 2001
                          1,010,442                23,852               713,082              (31,345)
------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES:
Common shares issued      1,856,025                17,425            13,012,348               17,425
Special warrants
  issued (converted)     (1,170,000)            1,320,000            (1,320,000)           1,320,000
Financing costs                   -              (130,671)             (613,469)            (130,671)
------------------------------------------------------------------------------------------------------
                            686,025             1,206,754            11,078,879            1,206,754
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital assets acquisitions  (6,715)                    -              (177,721)                   -
Marketable securities             -                (4,623)                    -               (4,623)
Mineral exploration
  properties:
   Exploration
    expenditure          (1,699,527)             (127,061)           (4,899,225)            (301,322)
------------------------------------------------------------------------------------------------------
                         (1,706,242)             (131,684)           (5,076,946)            (305,945)
------------------------------------------------------------------------------------------------------
(Decrease) increase in
  cash and
  short-term deposit      $  (9,775)           $1,098,922            $6,715,015            $ 869,464

Cash and short-term
  deposits:
  Beginning of
  the period              $7,760,838              $230,148            $1,036,048            $ 459,606
------------------------------------------------------------------------------------------------------
  End of the period      $7,751,063            $1,329,070            $7,751,063           $1,329,070
------------------------------------------------------------------------------------------------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDING JUNE 30, 2002
(IN CANADIAN DOLLARS) (UNAUDITED)


1.   ACCOUNTING POLICIES
     The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2001 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and the accompanied notes contained in the Company's 2001 Annual Report.

2.                MINERAL EXPLORATION PROPERTIES

                                                  INCURRED              INCURRED
                                              THREE MONTHS            SIX MONTHS           BALANCE AT
                         DECEMBER 31                ENDING                ENDING              JUNE 30
                                2001         JUNE 30, 2002         JUNE 30, 2002                 2002
-----------------------------------------------------------------------------------------------------
ALASKA, USA
Nikolai                  $2,675,184                  $463                $3,763           $2,678,947
Gunsite                     206,763                26,943                26,943              233,706
-----------------------------------------------------------------------------------------------------
                          2,881,947                27,406                30,706            2,912,653
Option payment received           -               (30,560)              (30,560)             (30,560)
-----------------------------------------------------------------------------------------------------
                          2,881,947                (3,154)                  146            2,882,093

                                                  INCURRED              INCURRED
                                              THREE MONTHS            SIX MONTHS           BALANCE AT
                         DECEMBER 31                ENDING                ENDING              JUNE 30
                                2001         JUNE 30, 2002         JUNE 30, 2002                 2002
-----------------------------------------------------------------------------------------------------
MANITOBA
  McBratney lake            279,110                 1,226                 1,250              280,360
-----------------------------------------------------------------------------------------------------
                            279,110                 1,226                 1,250              280,360
-----------------------------------------------------------------------------------------------------
ONTARIO
  Larder lake             1,122,122                 8,722                 8,722            1,130,844
  Fawcett township        1,000,857                    -                     -             1,000,857
  Sudbury basin             232,248               277,925             3,356,705            3,588,953
  McCreedy                       -                383,987               414,160              414,160
  Levack                         -                301,345               330,529              330,529
  Victoria                       -                382,377               408,717              408,717
  Norman                         -                340,532               372,381              372,381
  Kirkwood                       -                  6,567                 6,593                6,593
  Other                       3,438                   -                      23                3,461
-----------------------------------------------------------------------------------------------------
                          2,358,665             1,701,455             4,897,830            7,256,495
-----------------------------------------------------------------------------------------------------
Option payment received     (50,000)                    -                     -              (50,000)
-----------------------------------------------------------------------------------------------------
                          2,308,665             1,701,455             4,897,830            7,206,495
-----------------------------------------------------------------------------------------------------
Total                    $5,469,722            $1,699,527            $4,899,226          $10,368,948
-----------------------------------------------------------------------------------------------------

3.      CAPITAL STOCK

A) SHARES ISSUED:

                                                                     Shares             Consideration
Balance December 31, 2001                                        13,355,466              $ 11,119,651

ISSUED THIS YEAR TO DATE:
Private placement                                                 4,000,000                 4,000,000
Flow-through shares                                               4,000,000                 4,000,000
Special Warrants                                                  3,432,500                 1,485,625
Broker warrants                                                     617,200                   498,400
Stock options                                                        55,000                    22,000
Property options                                                  3,006,324                 3,006,324
-----------------------------------------------------------------------------------------------------
                                                                 15,111,024                13,012,349
-----------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 2002                                            28,466,490             $  24,132,000 B)
-----------------------------------------------------------------------------------------------------


WARRANTS:

                          EXERCISE          OPENING          WARRANTS         WARRANTS            CLOSING
EXPIRY DATE                  PRICE          BALANCE            ISSUED        EXERCISED            BALANCE
---------------------------------------------------------------------------------------------------------
SPECIAL WARRANTS:

 May 10, 2002             $   0.40        3,300,000                 -       (3,300,000)                 -
 January 10, 2003         $   1.25                -         2,496,879         (132,500)         2,364,379
                                          3,300,000         2,496,879       (3,432,500)         2,364,379

BROKER WARRANTS:

                          EXERCISE          OPENING          WARRANTS         WARRANTS            CLOSING
EXPIRY DATE                  PRICE          BALANCE            ISSUED        EXERCISED            BALANCE
---------------------------------------------------------------------------------------------------------

May 10, 2003              $   0.40          198,000                 -         (198,000)                 -
July 10, 2003             $   1.00                -           480,000         (419,200)            60,800
---------------------------------------------------------------------------------------------------------

                                            198,000           480,000         (617,200)            60,800
---------------------------------------------------------------------------------------------------------

Total warrants                            3,498,000         2,976,879       (4,049,700)         2,425,179
---------------------------------------------------------------------------------------------------------

 4.                 STOCK OPTIONS

                          EXERCISE          OPENING           OPTIONS          OPTIONS            CLOSING
EXPIRY DATE                  PRICE          BALANCE           GRANTED        EXERCISED            BALANCE
---------------------------------------------------------------------------------------------------------
November 15, 2004          $  0.40        1,020,000                 -          (55,000)           965,000
May 3, 2006                $  0.50          660,000                 -                -            660,000
May 3, 2006                $  1.00          470,000                 -                -            470,000
May 29, 2006               $  1.00          150,000                 -                 -           150,000
June 12, 2006              $  1.10          100,000                 -                -            100,000
November 8, 2006           $  1.00          100,000                 -                 -           100,000
November 13, 2006          $  1.00          300,000                 -                 -           300,000
January 9, 2007            $  1.50                 -          200,000                 -           200,000
February 14, 2007          $  2.08                 -          280,000                 -           280,000
February 18, 2007          $  2.25                 -           85,000                 -            85,000
March 12, 2007             $  2.50                 -          210,000                 -           210,000
May 14, 2007               $  3.40                 -           40,000                 -            40,000
                                       -------------------------------------------------------------------
                                          2,800,000           815,000          (55,000)         3,560,000
---------------------------------------------------------------------------------------------------------


 5.      SUBSEQUENT EVENTS

         On July 2002, the Company completed a "bought deal" financing by issuing 5,000,000 common shares of the Company at a price of $5.00 per share. A fee of 6% of the gross proceeds was paid to the underwriters in connection with this financing. These shares were issued by way of a short form prospectus. Concurrently, the Company sold 1,000,000 flow-through common shares at a price of $6.00 per share. A fee of 6% of the gross proceeds was paid to the underwriters in connection with this financing. The Company plans to use the net proceeds of these financings to advance its Sudbury Joint Venture Properties and for general working capital.

6.       SIGNIFICANT EVENTS

         During the period the Company changed its name from Fort Knox Gold Resources Inc. to FNX Mining Company Inc.

7.       COMPARATIVE FIGURES

         Certain of the 2001 comparative figures have been reclassified to conform with the financial statements presentation adopted for 2002.


CORPORATE INFORMATION


DIRECTORS

TERRY MacGIBBON
PRESIDENT & CEO

JAMES W. ASHCROFT*
CONSULTING MINING ENGINEER,
FORMER PRESIDENT,
ONTARIO DIVISION,
INCO LIMITED

WAYNE G. BEACH*
BARRISTER & SOLICITOR

ROBERT D. CUDNEY*
PRESIDENT & CEO OF
NORTHFIELD CAPITAL CORPORATION

BERT E. MacNABB*
DIRECTOR OF EXPLORATION SERVICES,
INCO LIMITED

COLIN McKENZIE*
DIRECTOR OF SPECIAL PROJECTS,
INCO LIMITED

TERRENCE PODOLSKY*
CONSULTING GEOLOGIST.

FORMER VP EXPLORATION,
INCO LIMITED

DONALD M. ROSS*
CHAIRMAN OF JONES,
GABLE & COMPANY

* NON-EXECUTIVE DIRECTORS

OFFICERS

TERRY MacGIBBON
PRESIDENT & CEO

JIM PATTERSON Ph. D.
VICE-PRESIDENT EXPLORATION

DAVID W. CONSTABLE
VICE-PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS



HEAD OFFICE

347 Bay Street
Suite 301
Toronto, Ontario, Canada
M5H 2R7

Phone: (416) 628-5938
Fax: (416) 628-5911

Email: info@fnxmining.com

BANK

The Royal Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

TRANSFER AGENT

CIBC Mellon Trust Company
320 Bay St., P.O. Box 903,
Toronto, Ontario
M5H 4A6

COUNSEL

Goodman and Carr llp
Suite 2300
200 King Street West,
Toronto, Ontario
M5H 3W5

AUDITORS

Smith, Nixon and Co. llp
Suite 1600, 320 Bay St.,
Toronto, Ontario
M5H 4A6




WEB SITE

www.fnxmining.com


LISTING

Toronto Stock Exchange
Symbol "FNX"

CAPITALIZATION
(AS OF JULY 18, 2002)

ISSUED & OUTSTANDING:  31,541,490

FULLY DILUTED:
41,161,669

MAJOR
SHAREHOLDERS (>10%)
(AS OF JULY 18, 2002)

INCO LIMITED

DUNDEE WEALTH
MANAGEMENT INC

CASH POSITION
(AS OF JUNE 30, 2002)
$7.5 million

DEBT
(as of June 30, 2002)
Nil


ABBREVIATIONS

Au       gold
Ni       nickel
Cu       copper
Pt       platinum
Pd       palladium
PGM      platinum group metals
TPM      total precious metals
         (Pt+Pd+Au)
Ma       million years






Printed in Canada on recycled paper using vegetable based inks.

Production; Walter J. Mishko & Co. Inc.
Design: Goodhoofd Inc.

Document 11. 2002 Third Quarter Report for the three months ended September 30, 2002.

                                                       2002 THIRD QUARTER REPORT
                                   FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002



                                                             AGGRESSIVE EXPLORER
                                                            ...EMERGING PRODUCER



MANAGEMENT DISCUSSION AND ANALYSIS
FOR THREE MONTH PERIOD ENDING SEPTEMBER 30, 2002

         FINANCIAL OVERVIEW

         THIS MANAGEMENT AND DISCUSSION ANALYSIS COVERS THE THREE MONTH PERIOD ENDING SEPTEMBER 30, 2002 AND FOCUSES ON THE FINANCIAL SITUATION AND ACTIVITIES OF FNX MINING COMPANY INC. FOR THAT PERIOD.


         RESULTS FROM OPERATIONS

         FNX Mining incurred a net loss of $496,440 or $0.01 per share for the quarter ended September 30, 2002, compared to a net gain of $132,561 or $0.01 per share for the corresponding period in 2001. The net loss for the nine months to September 30, 2002 is $697,699 or $0.02 per share, compared to a net loss of $20,836 or nil per share for the first nine months of 2001. Interest income for the third quarter was $136,263 compared to $12,890 during the same period in 2001, while interest income for the first nine months of 2002 totaled $198,290 compared to $25,878 for the same period last year. Other than interest income, FNX Mining has no revenues at this time and does not expect any operating revenue until it achieves commercial production from one of its mineral properties. There is no guarantee that FNX Mining will achieve such production status. Administrative costs for this reporting period were $625,874 compared to $41,400 during the same period in 2001. For the first nine months of 2002, administrative costs were $873,980 compared to $72,170 for the same period in 2001. The increased administrative costs reflect the higher activity level of FNX Mining in 2002 after signing the Inco Option Agreement in early January. Exploration expenditures for this reporting period totaled $2,160,104 comprised of $1,083,223 for McCreedy West, $223,981 for Levack, $279,149 for Victoria, $350,428 for Norman, $1,544 for Kirkwood and other Ontario properties and $216,965 for general Sudbury Basin exploration. In addition, $4,814 was spent on FNX Mining's Alaskan properties during this reporting period. Exploration expenditures for the first nine months of 2002 totaled $7,059,329 comprised of $3,573,670 for general Sudbury Basin exploration, $1,497,383 for McCreedy West, $554,510 for Levack, $687,866 for Victoria, $722,809 for Norman and $8,159 for Kirkwood and other Ontario properties. Another $14,932 was spent on the exploration properties outside the Sudbury Basin during the first nine months of 2002.

         FINANCIAL POSITION

         Working capital at the end of the reporting period stood at $33,618,319, up sharply from $999,005 at the end of December, 2001. This was the result of the completion of $8 and $31 million financings in January and July 2002, respectively, and proceeds from the continued exercise of warrants and options during this quarter. During the nine months ended September 30, 2002, 217,500 share purchase warrants were exercised for proceeds of $271,875; 667,200 broker warrants were exercised for proceeds of $548,400 and 1,000,500 stock options were exercised for proceeds of $459,040. After completion of the financing and the exercise of warrants and options, FNX Mining had 35,546,990 common shares issued and outstanding and 41,096,669 common shares on a fully-diluted basis. At the end of this period, cash and short term deposits stood at $34,155,554, compared to $1,036,048 on December 31, 2001. The funds on hand are sufficient to meet the expenditure commitments required to exercise the option granted under the Inco Option Agreement, and for the Sudbury Joint Venture to acquire a 100% interest in the five copper-nickel-platinum-palladium-gold former producing Sudbury properties. FNX Mining does not anticipate it will require additional funds for its current proposed exploration activities, but does anticipate that it may require further funding for mine capital expenditures, which could be provided from operations, debt and/or equity.

         COMPANY ACTIVITIES AND OUTLOOK

         FNX Mining's main focus is the exploration for copper, nickel, platinum, palladium and gold on five former producing properties optioned from Inco Limited and located in the prolific Sudbury Basin Mining Camp. The optioned properties are McCreedy West, Levack, Norman, Victoria and Kirkwood. The properties are covered by previously announced agreements between FNX Mining and Inco Limited (the "Inco Option Agreement", see January 11, 2002 FNX Mining press release) and FNX Mining and Dynatec Corporation (the "Sudbury Joint Venture", see February 27, 2002 FNX Mining and Dynatec press release). Under the terms of the Inco Option Agreement, the Sudbury Joint Venture (FNX 75%: Dynatec 25%) can earn a 100% interest in the five properties by spending $30.0 million over a 52 month period, including $14.0 million by May 2003. To date, the Sudbury Joint Venture has spent $9,304,554 and expects to meet its $14.0 million commitment early in 2003. There are 15 drills presently operating on four of the properties; five surface and two underground rigs at McCreedy West, two surface rigs at Levack, four surface rigs at Norman and two surface rigs at Victoria. Overall, a total of 229 holes have been completed for a total of 257,156 feet to date. A total 11,558 core samples were taken comprising 22% of the total footage drilled. Over 9,000 sample results have been received and another 1,000 are being analyzed. Approximately 1,000 meters of drill core is being processed every day making the Sudbury Joint Venture one of the largest exploration projects in the world. FNX Mining has 31 exploration and support staff in its Sudbury field office and two core handling facilities plus another five people in its Toronto head office.

         Exploration results to date have been very encouraging. At the Norman Property, recent drilling has resulted in the delineation of high grade zones of massive and disseminated copper and precious metal-rich mineralization within a wider mineralized envelope in the Norman 2000 Zone. The 2000 Zone measures at least 700 x 600 ft. and remains open. A similar mineralized package is located 2,500 ft. up-plunge at surface in the Norman North Zone and is being expanded to depth and to the west. A near term priority is to expand the 2000 and North Zones and test the area between them. At McCreedy West, the two underground drills are testing the copper and precious metal-rich 700 Vein Complex in preparation for developing a final mining plan and production start up in 2003. Surface drilling at McCreedy West is focused on expanding the nickel-rich Inter Main Zone which presently extends over 600 feet along strike and is open. At Levack, one surface drill is testing the 1300 Zone while a second drill is looking for Footwall Deposits below the Sudbury Intrusive Contact. At Victoria, drilling has moved from the No 2 West Zone to the untested Powerline geophysical anomaly. A resource geologist has been appointed to accelerate the calculation of reserve and resource estimates. Subsequent to the end of the quarter, the decision was made to cancel FNX Mining's interest in the McBratney Lake Property located in Manitoba and the Nickolai Property in Alaska. On September 30, 2002 the carrying value for McBratney Lake was $280,360 and the carrying value for Nickolai was $2,681,652. FNX Mining plans to adjust the carrying values of its non-core exploration properties at year-end to reflect these changes. For more details of the work to date, please see FNX Mining's recent press releases and its Annual Information Form dated May 31, 2002. To view press releases, please go to the FNX Mining Website at www.fnxmining.com.


         RISK FACTORS

         All exploration activity has high inherent risks associated with it. Although all five of the properties optioned from Inco Limited are former producers, there is no guarantee that any mineral deposits identified will be mineable at a profit. In addition to discovery risks, there is also commodity price risk associated with exploring for metals. The metals sought are nickel, copper, platinum, palladium, gold and cobalt in a sulfide mix of pyrrhotite, chalcopyrite and pentlandite. Most of these metals have industrial applications, although platinum and gold are also in demand for jewelry. Generally, the price of these metals rises as general economic activity levels increase. The world appears at this time to be in the early stages of a recovery from the recession of 2000-2002. As a result, nickel prices have recently risen to about US $3.30 per pound, copper has recovered somewhat to US $0.70 per pound, platinum has remained strong in the US $580 per ounce range while palladium has declined steadily to the US $300-310 per ounce range. Gold has shown signs of building a new support level in the US$310-320 per ounce range, while cobalt oversupply has pushed prices down to the US$6-7 per pound range. There is no assurance that metal prices will be at levels sufficient to sustain production from any future discovery made by FNX Mining.

         On behalf of the Board,




         A. T. MACGIBBON

         PRESIDENT AND C.E.O.

         Toronto, Ontario


         November 13, 2002

FNX MINING COMPANY INC.

BALANCE SHEETS

(IN CANADIAN DOLLARS)

                                                                    SEPTEMBER 30          DECEMBER 31
                                                                            2002                 2001
-----------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)            (AUDITED)
ASSETS

CURRENT ASSETS

Cash and short-term deposits                                       $ 34,155,554           $ 1,036,048
Accounts receivable                                                   1,031,203                32,830
Marketable securities                                                     2,750                 2,750
Prepaid expenses and deferred costs                                      69,228                96,555
-----------------------------------------------------------------------------------------------------

                                                                     35,258,735             1,168,183

CAPITAL ASSETS (Note 2)                                                 234,356                 4,878
MINERAL EXPLORATION PROPERTIES (Note 3)                              12,529,052             5,469,722
-----------------------------------------------------------------------------------------------------

                                                                   $ 48,022,143           $ 6,642,783
-----------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                           $  1,640,416           $   169,178
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 4)                                               55,725,291            11,119,652

SPECIAL WARRANTS (Note 5)                                                     -             1,320,000

DEFICIT                                                              (9,343,564)          (5,966,047)
-----------------------------------------------------------------------------------------------------

                                                                     46,381,727             6,473,605
-----------------------------------------------------------------------------------------------------

                                                                   $ 48,022,143           $ 6,642,783
-----------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDING SEPTEMBER 30
(IN CANADIAN DOLLARS) (UNAUDITED)

                                            THREE MONTHS ENDING                 NINE MONTHS ENDING

                                                   SEPTEMBER 30                       SEPTEMBER 30
                                        ------------------------------------------------------------------

                                                2002               2001             2002             2001
----------------------------------------------------------------------------------------------------------

INCOME

Interest earned                         $    136,263      $      12,890    $    198,290      $     25,878

COST AND EXPENSES

Administration                               625,874             41,400         873,980            72,170
Prospecting                                    1,950              4,203          15,970            60,866
Amortization                                   4,879                276           6,039               600
----------------------------------------------------------------------------------------------------------
                                             632,703             45,879         895,989           133,636
----------------------------------------------------------------------------------------------------------

OPERATING LOSS                              (496,440)           (32,989)       (697,699)         (107,758)
Gain on sale of marketable securities              -            165,550               -           165,550
Mineral exploration
   properties written-off                          -                  -               -           (78,628)
----------------------------------------------------------------------------------------------------------

Net loss                                    (496,440)           132,561        (697,699)          (20,836)
----------------------------------------------------------------------------------------------------------
Deficit, beginning of period              (6,780,775)        (5,629,372)     (5,966,047)       (5,345,304)
Less: Financing charges                   (2,066,349)                 -      (2,679,818)         (130,671)
----------------------------------------------------------------------------------------------------------
Deficit, end of period                    (9,343,564)       (5,496,811)      (9,343,564)       (5,496,811)
----------------------------------------------------------------------------------------------------------

Net loss per share                      $      (0.01)     $       0.01    $       (0.02)     $      (0.00)
----------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
STATEMENTS OF CASH FLOW
FOR THE NINE MONTHS ENDING SEPTEMBER 30
(IN CANADIAN DOLLARS) (UNAUDITED)

                                            THREE MONTHS ENDING                 NINE MONTHS ENDING

                                                   SEPTEMBER 30                       SEPTEMBER 30
                                        ------------------------------------------------------------------

                                                2002               2001             2002             2001
----------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
Net loss                                 $  (496,440)     $     132,561    $   (697,699)     $    (20,836)
Write-off exploration properties                   -                  -               -            78,628
Gain on sale of marketable securities              -           (165,550)              -          (165,550)
Amortization                                   4,879                276           6,039               600
----------------------------------------------------------------------------------------------------------

                                            (491,561)           (32,713)       (691,660)         (107,158)
CHANGE IN NON-CASH WORKING CAPITAL
   BALANCES                                 (412,990)           (18,062)        500,191            25,039
----------------------------------------------------------------------------------------------------------

                                            (904,551)          (50,775)        (191,469)           (82,119)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

Common shares issued                      31,593,291             8,999       44,605,639             26,424
Special warrants issued (converted)                -                 -       (1,320,000)         1,320,000
Financing costs                           (2,066,349)                -       (2,679,818)          (130,671)
-----------------------------------------------------------------------------------------------------------

                                          29,526,942             8,999       40,605,821          1,215,753
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

Capital assets acquisitions                 (57,796)                 -         (235,517)                 -
Marketable securities:
     Proceeds on disposition                       -           231,451                -            226,827
Mineral exploration properties:
     Exploration expenditure              (2,160,104)         (182,458)      (7,059,329)          (483,780)
-----------------------------------------------------------------------------------------------------------

Option payments received                  (2,217,900)           48,993       (7,294,846)          (256,953)
-----------------------------------------------------------------------------------------------------------

Increase in cash and short-term
     deposit                            $ 26,404,491      $      7,217    $  33,119,506       $    876,681

Cash and short-term deposits:

     Beginning of the period            $  7,751,063      $  1,329,070    $   1,036,048       $    459,606
-----------------------------------------------------------------------------------------------------------

     End of the period                  $ 34,155,554     $   1,336,287    $  34,155,554       $  1,336,287
-----------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 2002
(IN CANADIAN DOLLARS) (UNAUDITED)


1.       ACCOUNTING POLICIES

         The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2001 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and the accompanied notes contained in the Company's 2001 Annual Report.

2.       CAPITAL ASSETS

         Capital assets are carried at cost less accumulated amortization. The Company amortizes its capital assets using the following rates and amortization methods. :


         Office equipment           30%                       Declining balance
         Furniture and fixtures     20%                       Declining balance
         Computer Hardware          30%                       Declining balance
         Computer software          50%                       Declining balance
         Leasehold improvements     Term of the lease         Straight line

         The company amortizes its newly acquired assets using the "half year rule" method where only half of the amortization rate is applied in the year of acquisition.

                                                                                           December 31
                               SEPTEMBER 30, 2002                                                 2001
--------------------------------------------------------------------------------------------------------

                     OPENING                      CLOSING      ACCUMULATED       NET            NET
                     BALANCE      ADDITIONS       BALANCE     AMORTIZATION   BOOK VALUE     BOOK VALUE

--------------------------------------------------------------------------------------------------------

Office equipment      $    -   $     73,836    $     73,836   $     11,925   $     61,911    $         -
Furniture and fixtures     -         28,886          28,886          4,338         24,548              -
Computer hardware      5,677         55,708          61,385         11,511         49,874          3,680
Computer software          -        106,208         106,208         27,882         78,326              -
Leasehold improvements     -         31,514          31,514         11,817         19,697              -
--------------------------------------------------------------------------------------------------------

                      $5,677   $    296,152    $    301,829   $     67,473   $    234,356    $     3,680
--------------------------------------------------------------------------------------------------------

3.       MINERAL EXPLORATION PROPERTIES


                                                   INCURRED          INCURRED
                                                   THREE MONTHS      NINE MONTHS
                               DECEMBER 31         ENDING            ENDING                  BALANCE AT
                               2001                SEPTEMBER 30,     SEPTEMBER 30,         SEPTEMBER 30,
                                                   2002              2002                         2002
--------------------------------------------------------------------------------------------------------

ALASKA, USA

     Nikolai                   $      2,675,184    $         2,705   $         6,468  $       2,681,652
     Gunsite                            206,763              2,109            29,052            235,815
                               -------------------------------------------------------------------------


                                     2,881,947               4,814            30,520           2,917,467
Option payment received                      -                   -           (30,560)            (30,560)
                               -------------------------------------------------------------------------

                                     2,881,947               4,814            4,960           2,886,907
MANITOBA

     McBratney lake                    279,110                   -            1,250             280,360
                               -------------------------------------------------------------------------

                                       279,110                   -            1,250             280,360
                               -------------------------------------------------------------------------

ONTARIO

     Larder lake                     1,122,122                   -            8,722           1,130,844
     Fawcett Township                1,000,857                   -                -           1,000,857
     Sudbury Basin                     232,248             216,965        3,573,670           3,805,918
     McCreedy West                           -           1,083,223        1,497,383           1,497,383
     Levack                                  -             223,981          554,510             554,510
     Victoria                                -             279,149          687,866             687,866
     Norman                                  -             350,428          722,809             722,809
     Kirkwood                                -               1,029            7,622               7,622
     Other                               3,438                 515              537               3,976
                               -------------------------------------------------------------------------

                                     2,358,665           2,155,290        7,053,119           9,411,785
Option payment received                (50,000)                  -                -             (50,000)
                               -------------------------------------------------------------------------
                                     2,308,665           2,155,290        7,053,119           9,361,785
                               -------------------------------------------------------------------------

     Total                      $    5,469,722    $      2,160,104   $    7,059,329         $12,529,052
                               -------------------------------------------------------------------------
                               -------------------------------------------------------------------------

4.       CAPITAL STOCK

SHARES ISSUED:

                                                                 SHARES            CONSIDERATION

         ----------------------------------------------------------------------------------------

         Balance December 31, 2001                           13,355,466         $      11,119,652

         ISSUED THIS YEAR TO DATE:

         Private placement                                    4,000,000                 4,000,000
         Public offering                                      5,000,000                25,000,000
         Flow-through shares                                  5,000,000                10,000,000
         Special warrants                                     3,300,000                 1,320,000
         Share purchase warrants                                217,500                   271,875
         Broker warrants                                        667,200                   548,400
         Stock options                                        1,000,500                   459,040
         Property options                                     3,006,324                 3,006,324
         ----------------------------------------------------------------------------------------
                                                             22,191,524                44,605,639
         ----------------------------------------------------------------------------------------
         BALANCE SEPTEMBER 30, 2002                          35,546,990         $     55,725,291
         ----------------------------------------------------------------------------------------



  5.     WARRANTS

         a) SPECIAL WARRANTS:

         In May 2001, the Company issued 3,300,000 warrants at $0.40 for cash of $1,320,000. Each special warrant entitled the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company. These special warrants were exercised on May 2002 and the original proceeds obtained were transferred to the Capital account.

         b) The following table reflects the continuity of Share-Purchase and Broker warrants for the nine-month period ending September 30, 2002.


                                   EXERCISE         OPENING       WARRANTS       WARRANTS         CLOSING
       EXPIRY DATE                    PRICE         BALANCE         ISSUED      EXERCISED         BALANCE

---------------------------------------------------------------------------------------------------------

SHARE PURCHASE WARRANTS:

        January 10, 2003        $      1.25              -         2,496,879     (217,500)      2,279,379
                                                   ------------------------------------------------------


                                                         -         2,496,879     (217,500)      2,279,379
                                                   ------------------------------------------------------



BROKER WARRANTS:


                                   EXERCISE         OPENING       WARRANTS       WARRANTS         CLOSING
       EXPIRY DATE                    PRICE         BALANCE         ISSUED      EXERCISED         BALANCE

---------------------------------------------------------------------------------------------------------


       May 10, 2003             $      0.40         198,000              -       (198,000)              -
       July 10, 2003            $      1.00               -        480,000       (469,200)         10,800
                                                   ------------------------------------------------------


                                                    198,000        480,000       (667,200)         10,800
                                                   ------------------------------------------------------


       Total warrants                               198,000      2,976,879       (884,700)      2,290,179
                                                   ------------------------------------------------------




6.       STOCK OPTIONS

         The following table reflects the continuity of options granted under the Plan for the nine-month period ended September 30, 2002.


                                   EXERCISE         OPENING        OPTIONS        OPTIONS         CLOSING
       EXPIRY DATE                    PRICE         BALANCE         ISSUED      EXERCISED         BALANCE

---------------------------------------------------------------------------------------------------------

November 15, 2004              $       0.40       1,020,000              -      (690,000)          330,000
May 3, 2006                    $       0.50         660,000              -      (295,000)          365,000
May 3, 2006                    $       1.00         470,000              -             -           470,000
May 29, 2006                   $       1.00         150,000              -             -           150,000
June 12, 2006                  $       1.10         100,000              -             -           100,000
November 8, 2006               $       1.00         100,000              -             -           100,000
November 13, 2006              $       1.00         300,000              -             -           300,000
January 9, 2007                $       1.50               -        200,000             -           200,000
February 14, 2007              $       2.08               -        280,000       (13,000)          267,000
February 18, 2007              $       2.25               -         85,000             -            85,000
March 12, 2007                 $       2.55               -        210,000             -           210,000
May 14, 2007                   $       3.40               -         40,000        (2,500)           37,500
August 7, 2007                 $       4.10               -        250,000             -           250,000
September 10, 2007             $       5.00               -        395,000             -           395,000
                                                  --------------------------------------------------------

                                                  2,800,000      1,460,000    (1,000,500)        3,259,500
                                                  --------------------------------------------------------



7.       SUBSEQUENT EVENTS

         On November 2002 management of the Company decided to discontinue two exploration projects, in Alaska and Manitoba. The properties and carrying value amounts as at September 30, 2002 are as follows:

         Alaska - Nickolai                  $        2,681,652
         Manitoba - McBratney Lake          $        280,360

8.       RELATED PARTY TRANSACTION

         The Company obtained management services from a company controlled by the president of the Company, for the nine-month ending September 30, 2002, in the amount of $500,440 (December 31, 2001 $94,200).

9.       COMPARATIVE FIGURES

         Certain of the 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2002.

CORPORATE INFORMATION




DIRECTORS


TERRY MACGIBBON
PRESIDENT & CEO


JAMES W. ASHCROFT*
CONSULTING MINING ENGINEER,
FORMER PRESIDENT,
ONTARIO DIVISION,
INCO LIMITED


WAYNE G. BEACH*
BARRISTER & SOLICITOR


ROBERT D. CUDNEY*
PRESIDENT & CEO OF
NORTHFIELD CAPITAL CORPORATION


BERT E. MACNABB*
DIRECTOR OF EXPLORATION SERVICES,
 INCO LIMITED


COLIN McKENZIE*
DIRECTOR OF SPECIAL PROJECTS,
INCO LIMITED

TERRENCE PODOLSKY*
CONSULTING GEOLOGIST.
FORMER VP EXPLORATION,
INCO LIMITED


DONALD M. ROSS*
CHAIRMAN OF JONES,
GABLE & COMPANY

* NON-EXECUTIVE DIRECTORS


OFFICERS


TERRY MacGIBBON
PRESIDENT & CEO


JIM PATTERSON Ph. D.
VICE-PRESIDENT EXPLORATION


DAVID W. CONSTABLE
VICE-PRESIDENT INVESTOR RELATIONS
AND CORPORATE AFFAIRS


HEAD OFFICE


55 University Avenue
Suite 700
Toronto, Ontario, Canada

M5J 2H7

Phone: (416) 628-5938
Fax: (416) 360-0550

Email: info@fnxmining.com


BANK


THE ROYAL BANK OF CANADA
Royal Bank Plaza
Toronto, Ontario
M5J 2J5


TRANSFER AGENT


CIBC MELLON TRUST
COMPANY
320 Bay St., P.O. Box 903,
Toronto, Ontario
M5H 4A6


COUNSEL


GOODMAN AND CARR LLP
Suite 2300
200 King Street West,
Toronto, Ontario
M5H 3W5


AUDITORS

SMITH, NIXON AND CO. LLP
Suite 1600, 320 Bay St.,
Toronto, Ontario
M5H 4A6


WEB SITE
www.fnxmining.com


LISTING


TORONTO STOCK EXCHANGE
Symbol "FNX"


CAPITALIZATION
(AS OF SEPTEMBER 30, 2002)


ISSUED & OUTSTANDING:
35,546,990


FULLY DILUTED:
41,096,669


MAJOR
SHAREHOLDERS (>10%)
(as of September 30, 2002)

INCO LIMITED


DUNDEE WEALTH
MANAGEMENT INC


CASH POSITION
(AS OF  SEPTEMBER 30, 2002)
$34.2 million


DEBT
(AS OF SEPTEMBER 30, 2002)
Nil



ABBREVIATIONS

Au       gold
Ni       nickel
Cu       copper
Pt       platinum
Pd       palladium
PGM      platinum group metals
TPM      total precious metals
         (Pt+Pd+Au)
Ma       million years





Printed in Canada on recycled paper using vegetable based inks.
Production: Walter J. Mishko & Co. Inc.
Design: Goodhoofd Inc.

Document 12. 2003 First Quarter Report for the three months ended March 31, 2003

FNX MINING COMPANY INC.
2003 FIRST QUARTER REPORT


EMERGING PRODUCER...
 ...AGGRESSIVE EXPLORER

[Map]

[FNX LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS


         RESULTS OF OPERATIONS
         FNX Mining reports a net loss of $409,428 or $0.01 per share for the quarter ended March 31st, 2003, compared to a net loss of $702,644 or $0.03 per share for the same period in 2002. Revenue, entirely from interest income, was $211,768 for this reporting quarter compared to $23,385 for the March 31, 2002 quarter.
         Administrative costs during the first quarter were $570,269 compared to $102,281 during the same period last year. The increased administrative costs compared to the first quarter of last year reflect the increased activity level of the Company and the larger number of Company employees necessary to support the increased work commitment. Financing charges for this quarter were $7,969 compared to financing charges of $613,469 in the first quarter of 2002. The latter amount resulted from the completion of a financing in January 2002. No financing initiatives were undertaken during the first quarter of 2003.

         FINANCIAL CONDITION
         Cash and short term deposits at March 31, 2003 totaled $29,640,070 compared to $7,760,838 for the same period in 2002 and $30,932,615 at the end of the last quarter at December 31, 2002. During this quarter $4,415,526 was spent on the Sudbury Basin exploration properties, while $2,944,341 was received during the same period through the exercise of 1.9 million warrants and 0.4 million stock options. Another 402,000 stock options were granted during this reporting period at an exercise price of $6.45 per share.
         Non-cash working capital decreased $562,000 in the quarter mostly due to increased payables associated with exploration and development activities. The Company has no debt.
         The Company's mineral exploration assets at March 31, 2003 totaled $17,295,206 compared to $8,669,421 at the same period last year and $12,879,681 at year end 2002. The sharp increase is a result of the aggressive exploration program the Company, together with Dynatec Corporation, its 25% Sudbury Joint Venture partner, have implemented for the last nine months of 2002 and through the first quarter of 2003.

         EXPLORATION ACTIVITIES
         On March 31st, 2003, FNX Mining, on behalf of the Sudbury Joint Venture, had a total of 12 drills operating on four of its five optioned properties located in the Sudbury Basin, Ontario. Eight of the drills were surface rigs, while four were underground rigs, the latter all located at the McCreedy West Property. During this quarter $4,415,526 was expended by FNX Mining on exploration activities, including $2,847,528 at McCreedy West, $214,812 at Levack, $207,588 at Victoria, $519,407 at Norman, $174,802 at the
North Range Footwall and $302 at Kirkwood. Related Sudbury office administrative costs were $140,657 and development expenditures at McCreedy West added another $310,430.
         Exploration drilling during the quarter was active at the McCreedy West, Levack, North Range Footwall, Norman and Victoria. During this reporting period, 83 holes were drilled for a total of 81,270 ft, including 52 underground (32,218 ft) and 31 surface (49,052 ft) holes. The majority of the drilling in the first quarter was at McCreedy West with 13 surface (12,707 ft) and 52 underground (32,218 ft) holes. During the quarter, 4,484 samples were collected and sent for assay representing 23.5% of the total footage drilled during the period or 19,122 ft.
        The priority drilling targets during this quarter and for the balance of 2003 were planned to enhance the Phase 1 targets, particularly the Inter Main and East Main deposits, and to upgrade the Phase 2 mining targets, such as the PM Deposit at McCreedy West, No 7 Zone at Levack and the North Deposit at Norman. While exploring a proven mining camp in known geologic environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

         PRE-PRODUCTION ACTIVITIES
         On May 14th, 2003 FNX Mining announced the commencement of production at McCreedy West.
         Pre-production activities early in the first quarter of 2003 focused on completing an audited resource estimate for the Phase 1 production targets at McCreedy West and applying for all necessary approvals required for production. A measured and indicated resource estimate of 1.74 million tons and 376,000 tons in the inferred category was released on February 24th, 2003. This estimate confirmed that the Sudbury Joint Venture could sustain a 1,000 ton per day mining rate for five to six years at McCreedy West. Pre-production development work on the 700, Upper Main and Inter Main Deposits at McCreedy West commenced during the quarter and continued into the second quarter in anticipation of Phase 1 production start-up during the second quarter. This work included driving sublevels in the 700 Deposit, opening upper and lower access drifts into the Upper Main Deposit and pushing the 1450 level into the Inter Main Deposit. Development ore was stockpiled underground and will be trucked to surface once mining commences.
         During the quarter, approval of the closure plan amendment was received from the Ontario government and, subsequent to the quarter end, the mining plan and off-take agreements were signed. Construction of the surface ore pad began in the first quarter at McCreedy West and was completed by late April. The sampling tower and crushing unit arrived on site soon after pad completion.

         METAL PRICE OUTLOOK
         FNX Mining is exploring and developing nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price risk is the largest risk component a mining company must consider, therefore the monitoring of price movements and trends for our target metals are essential to understand the viability of the Company's assets. The official London Metal Exchange average prices as at March 31, 2003 for nickel was US$3.78 per pound, copper at US$0.75 per pound, platinum at US$662 per ounce, palladium at US$244 per ounce and gold at US$352 per ounce. In April 2003, nickel prices backed off to US$3.59 per pound, copper to US$0.72 per pound, platinum to US$624 per ounce, palladium to US$162 per ounce and gold to US$328 per ounce. In the case of nickel, increasing inventory from Russia, the SARS outbreak in China and the continued worldwide economic slowdown, all negatively impacted the price, however the price rebounded to US$3.72 per pound in May. Copper prices were also negatively impacted during the quarter and into April by the worsening economic outlook, however, inventories declined over the first four months of 2003 by more than 60,000 tonnes.
         Platinum prices strengthened early in 2003 from a US$598 per ounce price at year end 2002 to US$634 per ounce by May 2003. In early February and again mid-March, 2003, the platinum price broke above US$700 per ounce only to fall back to the US$600 area before recovering to the US$650 per ounce level. According to Johnson Matthey, the price changes appear to be driven by short and long position liquidations caused by a volatile lease rate. Platinum supplies remain tight. Palladium continued to decline in price during and after the reporting quarter, declining from a price of US$240 per ounce in January 2003 to US$160 per ounce by early May. The palladium price appears to suffer from an oversupply and a thin market. Johnson Matthey expects the metal to remain in the US$160 to $200 per ounce range in the near term. Gold peaked during the quarter at US$380 per ounce in early February due to a weaker US dollar and war jitters. It then fell steadily to the US$325 per ounce level by early April before recovering to the US$340-350 per ounce range by May. Continued weakness in the US dollar is expected to support a US$350 per ounce price for the foreseeable future. The Company has no assurance that future commodity prices will be at a level sufficient to make mining operations viable.

         On behalf of the Board

         SIGNED

         TERRY MACGIBBON
         President and Chief Executive Officer
         May 23, 2003

FNX MINING COMPANY INC.
BALANCE SHEETS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                                  MARCH 31              December 31
                                                      2003                     2002
-----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and short-term deposits                $   29,640,070             $ 30,932,615
Accounts receivable                               628,409                   975,039
Marketable securities                               2,750                     2,750
Prepaid expenses and deferred costs                30,460                    40,489
-----------------------------------------------------------------------------------

                                               30,301,689                31,950,893

CAPITAL ASSETS (NOTE 2)                           277,850                   252,608
MINERAL EXPLORATION
         PROPERTIES (NOTE 3)                   17,295,206                12,879,681
-----------------------------------------------------------------------------------

                                            $   47,874,745             $ 45,083,182

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued
         liabilities                        $    1,249,138             $    992,488
-----------------------------------------------------------------------------------

                                                1,249,138                   992,488
-----------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 4)                         56,830,809                53,886,468

WARRANTS (NOTE 5)                                       -                         -

DEFICIT                                      (10,205,202)               (9,795,774)
-----------------------------------------------------------------------------------

                                                46,625,607               44,090,694
-----------------------------------------------------------------------------------
                                            $   47,874,745             $ 45,083,182
                                            ---------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
STATEMENTS OF OPERATIONS
AND DEFICIT
FOR THE THREE MONTHS ENDING MARCH 31
(IN CANADIAN DOLLARS) (UNAUDITED)

                                                      2003                       2002
-------------------------------------------------------------------------------------
INCOME
Interest earned                             $      211,768             $       23,385

COST AND EXPENSES
Administration                                    570,269                     102,281
Prospecting                                        18,158                       9,853
Financing charges                                   7,969                     613,469
Amortization                                       24,800                         426
-------------------------------------------------------------------------------------

                                                   621,196                    726,029
-------------------------------------------------------------------------------------

Net loss                                          (409,428)                 (702,644)

                                                -------------------------------------
Deficit, beginning of period                    (9,795,774)               (5,966,047)
-------------------------------------------------------------------------------------
Deficit, end of period                         (10,205,202)               (6,668,691)

Net loss per share                          $        (0.01)            $       (0.03)
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDING MARCH 31
(IN CANADIAN DOLLARS) (UNAUDITED)

                                                      2003                     2002
-----------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES:
Net loss                                    $     (409,428)            $  (702,644)
Amortization                                         24,800                     426
-----------------------------------------------------------------------------------

                                                  (384,628)               (702,218)
CHANGE IN NON-CASH WORKING
         CAPITAL BALANCES                           613,310               (208,611)
-----------------------------------------------------------------------------------

                                                    228,682               (910,829)
-----------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Common shares issued                              2,944,341               8,000,000
-----------------------------------------------------------------------------------

                                                  2,944,341               8,000,000
-----------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Capital assets acquisitions                        (50,042)               (171,006)
-----------------------------------------------------------------------------------

Mineral exploration properties:
         Exploration expenditure                (4,415,526)               (193,375)
-----------------------------------------------------------------------------------

                                                (4,465,568)               (364,381)
-----------------------------------------------------------------------------------

(Decrease) increase in cash and
         short term deposits                $   (1,292,545)            $  6,724,790

Cash and short term deposits,
         beginning of the period            $    30,932,615            $  1,036,048
-----------------------------------------------------------------------------------

Cash and short term deposits,
         end of the period                  $    29,640,070            $  7,760,838


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.
NOTES TO THE FINANCIAL
STATEMENTS
FOR THE THREE MONTHS PERIOD ENDING MARCH 31
(IN CANADIAN DOLLARS) (UNAUDITED)

1.       ACCOUNTING POLICIES

         The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2002 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2002 audited financial statements and the accompanied notes contained in the Company's Annual Report.

2.       CAPITAL ASSETS

         Capital assets are carried at cost less accumulated amortization. The Company amortizes its capital assets using the following rates and amortization methods:

         Computer hardware:             Straight line over 4 years
         Furniture & equipment:         Straight line over 5 years
         Equipment:                     Straight line over 5 years
         Computer software:             Straight line over 3 years

         Leasehold improvements are amortized on the straight-line basis over a period of five years.

                                                                              DECEMBER 31,
                                                       MARCH 31, 2003                 2002
------------------------------------------------------------------------------------------
                                                         ACCUMU-
                                                           LATED          NET          NET
                  OPENING                   CLOSING      AMORTI-         BOOK         BOOK
                  BALANCE    ADDITIONS      BALANCE       ZATION        VALUE        VALUE
------------------------------------------------------------------------------------------
Office equipment  67,935        20,412       88,347       17,502       70,845       54,345
Furniture and
  fixtures        33,176                     33,176        8,295       24,881       26,540
Computer
  hardware       103,321        23,672      126,993       33,849       93,144       76,372
Computer
  software       117,993         3,633      121,626       51,710       69,916       76,689
Leasehold
  improvements    37,322         2,325       39,647       20,583       19,064       18,662
------------------------------------------------------------------------------------------

               $ 359,747     $  50,042    $ 409,789    $ 131,939     $277,850    $ 252,608
               ---------------------------------------------------------------------------

3.       MINERAL PROPERTIES

         Exploration and acquisition expenditures:

                                      DECEMBER 31              INCURRED             MARCH 31
                                             2002              THIS YTD                 2003
--------------------------------------------------------------------------------------------
Alaska, USA
Gunsite                             $    204,673          $          -          $    204,673
--------------------------------------------------------------------------------------------

                                         204,673                     -               204,673
--------------------------------------------------------------------------------------------

Ontario
Larder Lake                            1,128,039                     -             1,128,039
Fawcett Township                         950,856                     -               950,856
Sudbury Basin:
Acquisitions                           3,276,165                     -             3,276,165
McCreedy                               3,379,197             2,847,528             6,226,725
Levack                                   872,459               214,812             1,087,271
Victoria                               1,043,463               207,588             1,251,051
Norman                                 1,346,818               519,407             1,866,225
Kirkwood                                   8,052                   302                 8,354
North Range Footwall                     308,591               174,802               483,393
Other                                      3,976                     -                 3,976
Sudbury administration                   357,391               140,657               498,048
--------------------------------------------------------------------------------------------

                                      12,675,007             4,105,096            16,780,103
--------------------------------------------------------------------------------------------

Total                                 12,879,680             4,105,096            16,984,776

Development
         expenditures:
--------------------------------------------------------------------------------------------

McCreedy West                                  -               310,430               310,430
--------------------------------------------------------------------------------------------

Total Mineral
         Properties                  $ 12,879,680         $  4,415,526          $ 17,295,206
                                     -------------------------------------------------------

4.       CAPITAL STOCK

         Shares issued:

                                                            SHARES             CONSIDERATION
         -----------------------------------------------------------------------------------
         Balance December 31, 2002                      36,302,540              $ 53,886,468
         -----------------------------------------------------------------------------------

         ISSUED DURING THIS QUARTER:
         Warrants exercised                              1,946,129                 2,432,661
         Stock options exercised                           428,500                   511,680
         -----------------------------------------------------------------------------------

                                                         2,374,629                 2,944,341
         -----------------------------------------------------------------------------------

         Balance March 31, 2003                         38,677,169              $ 56,830,809
                                                        ------------------------------------


5.       WARRANTS

         Issued 2002                                     2,496,879
         Exercised 2002                                    551,750
         ---------------------------------------------------------

         Balance December 31, 2002                       1,946,129
         Exercised 2003                                  1,946,129
         ---------------------------------------------------------

         Outstanding March 31, 2003                             -
                                                            ------

6.       STOCK OPTIONS

         The following table reflects the continuity of options granted under the Plan for the three-month period ended March 31, 2003.


                           Exercise      Opening      Options      Options      Closing
Expiry Date                   price      balance      granted    exercised      balance
---------------------------------------------------------------------------------------
November 15, 2004      $       0.40      200,000            -            -      200,000

May 3, 2006                    0.50      230,000            -            -      230,000

May 3, 2006                    1.00      470,000            -       75,000      395,000

May 29, 2006                   1.00       98,000            -                    98,000

June 12, 2006                  1.10      100,000            -            -      100,000

November 8, 2006               1.00      100,000            -                   100,000

November 13, 2006              1.00      300,000            -      300,000            -

January 9, 2007                1.50      200,000            -                   200,000

February 14, 2007              2.08      255,000            -        8,500      246,500

February 18, 2007              2.25       85,000            -                    85,000

March 12, 2007                 2.55      135,000            -       40,000       95,000

May 14, 2007                   3.40       30,000                     5,000       25,000

August 7, 2007                 4.10      250,000                                250,000

September 10, 2007             5.00      395,000                                395,000

October 11, 2007               4.95       35,000                                 35,000

January 14, 2008               6.45            -      402,000                   402,000
---------------------------------------------------------------------------------------
                                      2,883,000       402,000       428,500   2,856,500
                                      -------------------------------------------------

         The Company records no expense when it issues options. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted, the Company's results would have been as follows:

                                             QUARTER ENDED
                                            MARCH 31, 2003
         -------------------------------------------------
         Fair value of options granted
              and compensation expense      $      323,863
         Pro forma net loss                 $      733,291
         Pro forma basic loss per share     $         0.02

         The fair value of stock options granted is estimated using the Black-Scholes options pricing model on the date of grant with the following weighted average assumptions:

         Stock price at grant date                  $ 6.45
         Market price at March 31, 2003             $ 6.20
         Expected life of options (years)              2.0
         Expected stock price volatility               99%
         Expected dividend yield                       Nil
         Risk-free interest rate                        3%

7.       COMPARATIVE FIGURES

         Certain of the 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

CORPORATE INFORMATION

DIRECTORS

James W. Ashcroft
CONSULTING MINING
ENGINEER
Former President,
Ontario Division,
Inco Limited

Wayne G. Beach
BARRISTER AND SOLICITOR

Robert D. Cudney
President and CEO
of Northfield Capital
Corporation

Terry MacGibbon
PRESIDENT AND CEO

Terrence Podolsky
CONSULTING GEOLOGIST.
FORMER VP EXPLORATION,
INCO LIMITED

Donald M. Ross
Chairman of Jones, Gable & Company


OFFICERS

Terry MacGibbon
PRESIDENT AND CEO

James M. Patterson, Ph.D.
VICE PRESIDENT EXPLORATION

David W. Constable
VICE PRESIDENT INVESTOR
RELATIONS AND
CORPORATE AFFAIRS

Gord Morrison
DIRECTOR OF EXPLORATION

John C. Ross, C.A.
CHIEF FINANCIAL OFFICER


HEAD OFFICE
55 University Avenue
Suite 700
Toronto, Ontario, Canada
M5J 2H7

Tel 416 628 5929
Fax 416 360 0550

Email:
info@fnxmining.com

SUDBURY FIELD OFFICE
1300 Kelly Lake Road
Sudbury, Ontario, Canada
P3E 5P4

Tel 705 671 1779
Fax 705 671 1137

WEB SITE
www.fnxmining.com

BANK
The Royal Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

TRANSFER AGENT
CIBC Mellon Trust Company
320 Bay Street
PO Box 903
Toronto, Ontario
M5H 4A6

COUNSEL
Goodman and Carr LLP
Suite 2300
200 King Street West,
Toronto, Ontario

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M5H 3W5

AUDITORS
Smith, Nixon and Co LLP
Suite 1900
390 Bay Street
Toronto, Ontario
M5H 2Y2


LISTING
Toronto Stock Exchange
Symbol "FNX"

CAPITALIZATION:
$243,000,000
(MAY 1, 2003)

SHARE PRICE
52 Week High/Low:
$7.48/2.10

ISSUED AND
OUTSTANDING SHARES:
38,677,169
(MARCH 31, 2003)

FULLY DILUTED SHARES:
41,533,669
(MARCH 31, 2003)

MAJOR SHAREHOLDERS
(>10%)
Dundee Wealth Management Inc

CASH:
$28,190,794
(April 30, 2003)

DEBT:
Nil

www.fnxmining.com


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Document 13. Management's Discussion and Analysis for the six months ended
             December 31, 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

         TO THE SHAREHOLDERS,

         At our last Annual General Meeting, I reported that your Company had signed a Letter of Intent with Inco Limited to acquire a 100% interest in five Sudbury Basin properties. I also stated that your Company planned to form a joint venture with Dynatec Corporation to explore, develop and mine the Sudbury properties. In addition, I informed you of our plan to complete a financing to raise not less than $7 million to fund our share of initial expenditures on the Sudbury properties.
         I am very pleased to report that your Company has accomplished all of these objectives. We executed a definitive Option to Purchase Agreement with Inco and signed the Sudbury Basin Exploration and Mining Joint Venture Agreement with Dynatec; both agreements are effective January 10, 2002. In addition, we completed an $8 million financing on January10, 2002 to fund the Company's share of initial expenditures on the Sudbury properties.
         These accomplishments represent significant achievements for your Company and create the opportunity for it to evolve from a junior exploration company to a mining producer.
         Your Company plans to focus primarily on the Sudbury properties. The Company will conduct a $14 million exploration and development program on the properties over the next twelve months. The planned 400,000-foot diamond drill program will be one of the largest drill programs conducted in North America over the past several decades. In order to deal with this tremendous increase in activity, the Company has opened a Sudbury exploration office and hired sixteen professional and technical personnel. In addition, new senior management personnel are being hired to lead your Company during this exciting period of growth and expansion.
         The Sudbury properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are currently inactive and considered non-core to Inco's Sudbury operations, but offer your Company excellent exposure in the world's largest sulphide nickel camp and the third most important PGE environment. Your management believes that these


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advanced exploration properties have potential for near term production and the discovery of new copper-nickel-platinum-palladium-gold deposits.
         The Company's Annual General and Special meeting is scheduled to be held on Thursday, June 13, 2002 at the Toronto Stock Exchange Conference Centre. At that meeting, in addition to considering the usual matters consisting of the election of directors and the appointment of auditors, shareholders will be asked to vote on a name change to FNX Mining Company Inc. Management believes that the proposed name will better reflect the Company's objective of becoming a copper-nickel-precious metal producer.
         In addition to completing the formal business of the meeting, there will be a detailed presentation on the status of our Sudbury Basin Properties and an opportunity to meet some of the Company's new senior staff.
         Included in this report are the audited financial statements for the fiscal year ending December 31, 2001, which, due to the change in our year end, cover the period from June 30 to December 31, 2001. Also mailed to you at the same time is the interim report for the fiscal quarter ended March 31, 2002.

         On behalf of the Board,



         A. T. MACGIBBON
         PRESIDENT AND C.E.O.
         Toronto, Ontario


         May 7, 2002

FINANCIAL OVERVIEW
         This management discussion and analysis covers the six month period to December 31, 2001 and focuses on the financial situation and activities of Fort Knox Gold Resources Inc. for that period. The six month reporting period adjusts the corporate fiscal year end from June 30th to December 31st, more in line with the year end of most Canadian corporations.

RESULTS FROM OPERATIONS
         Fort Knox incurred a net loss of $336,675 this reporting period compared with a loss of $272,183 in the previous year. Other than $19,668 in interest income and a one time gain of $157,425 on investments, the Company had no revenues. The Company would not expect operating revenues until it achieves commercial production from one of its mineral properties and there is no guarantee the Company will achieve such production status. Six month expenses rose to $513,768 from $300,960 in the previous year, primarily as a result of higher mineral exploration property write down provisions.

FINANCIAL POSITION
         Cash at year end stood at $1,036,048 down from $1,329,070 on June 30th. Subsequent to year end an additional 8,000,000 shares were issued in a financing for proceeds to the Company of $8.0 million and 3,006,324 shares were issued to Inco Limited pursuant to the option agreement discussed below. After completion of the financing and issuance of shares to Inco, the Company had 24,361,790 common shares outstanding. To meet further exploration commitments and to develop economically viable deposits, the Company anticipates that it will require additional funds, which could be raised from operations, debt and/or equity financing.

COMPANY ACTIVITIES AND OUTLOOK
         The Company's main activity is exploration for copper, nickel, platinum, palladium and gold metals on five Sudbury, Ontario properties optioned from Inco Limited after year end. The Inco Agreement was made effective January 10, 2002 and under its terms the Company can earn a 100% interest in the five properties by spending

$30.0 million over a 52 month period. The Company committed to incur expenditures of $14.0 million in the first 16 months of the agreement. Under the Inco Agreement, Inco has the right to process ore produced from any of the properties. Subsequent to signing the Inco Agreement, the Company and Dynatec Corporation entered into the Sudbury Basin Exploration and Mining Joint Venture Agreement, which was also made effective on January 10, 2002. Under the terms of the joint venture agreement, the Company agreed to assign 25% of its rights and interests acquired in the five properties under the Inco Agreement to the joint venture and Dynatec agreed to fund $7.0 million of the initial $14.0 million in joint venture expenditures on the properties. Thereafter, to maintain their respective joint venture interests; Fort Knox at 75% and Dynatec at 25%, both parties must fund future expenditures pro rata. The Company will conduct all exploration on the joint venture properties and Dynatec will provide mining services to the joint venture. Fort Knox and Dynatec intend to aggressively explore, develop and, if warranted, mine the optioned properties and will spend $14.0 million on the properties by May 10, 2003. The existing surface and underground infrastructures on the properties will enhance the economics of the properties and it is anticipated that any orebodies that warrant exploitation can be quickly and inexpensively brought to production.

Document 14. Management's Discussion and Analysis for the three months ended September 30, 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THREE MONTH PERIOD ENDING SEPTEMBER 30, 2002



         FINANCIAL OVERVIEW

         THIS MANAGEMENT AND DISCUSSION ANALYSIS COVERS THE THREE MONTH PERIOD ENDING SEPTEMBER 30, 2002 AND FOCUSES ON THE FINANCIAL SITUATION AND ACTIVITIES OF FNX MINING COMPANY INC. FOR THAT PERIOD.

         RESULTS FROM OPERATIONS

         FNX Mining incurred a net loss of $496,440 or $0.01 per share for the quarter ended September 30, 2002, compared to a net gain of $132,561 or $0.01 per share for the corresponding period in 2001. The net loss for the nine months to September 30, 2002 is $697,699 or $0.02 per share, compared to a net loss of $20,836 or nil per share for the first nine months of 2001. Interest income for the third quarter was $136,263 compared to $12,890 during the same period in 2001, while interest income for the first nine months of 2002 totaled $198,290 compared to $25,878 for the same period last year. Other than interest income, FNX Mining has no revenues at this time and does not expect any operating revenue until it achieves commercial production from one of its mineral properties. There is no guarantee that FNX Mining will achieve such production status. Administrative costs for this reporting period were $625,874 compared to $41,400 during the same period in 2001. For the first nine months of 2002, administrative costs were $873,980 compared to $72,170 for the same period in 2001. The increased administrative costs reflect the higher activity level of FNX Mining in 2002 after signing the Inco Option Agreement in early January. Exploration expenditures for this reporting period totaled $2,160,104 comprised of $1,083,223 for McCreedy West, $223,981 for Levack, $279,149 for Victoria, $350,428 for Norman, $1,544 for Kirkwood and other Ontario properties and $216,965 for general Sudbury Basin exploration. In addition, $4,814 was spent on FNX Mining's Alaskan properties during this reporting period. Exploration expenditures for the first nine months of 2002 totaled $7,059,329 comprised of $3,573,670 for general Sudbury Basin exploration, $1,497,383 for McCreedy West, $554,510 for Levack, $687,866 for Victoria, $722,809 for Norman and $8,159 for Kirkwood and other Ontario properties. Another $14,932 was spent on the exploration properties outside the Sudbury Basin during the first nine months of 2002.

         FINANCIAL POSITION

         Working capital at the end of the reporting period stood at $33,618,319, up sharply from $999,005 at the end of December, 2001. This was the result of the completion of $8 and $31 million financings in January and July 2002, respectively, and proceeds from the continued exercise of warrants and options during this quarter. During the nine months ended September 30, 2002, 217,500 share purchase warrants were exercised for proceeds of $271,875; 667,200 broker warrants were exercised for proceeds of $548,400 and 1,000,500 stock options were exercised for proceeds of $459,040. After completion of the financing and the exercise of warrants and options, FNX Mining had 35,546,990 common shares issued and outstanding and 41,096,669 common shares on a fully-diluted basis. At the end of this period, cash and short term deposits stood at $34,155,554, compared to $1,036,048 on December 31, 2001. The funds on hand are sufficient to meet the expenditure commitments required to exercise the option granted under the Inco Option Agreement, and for the Sudbury Joint Venture to acquire a 100% interest in the five copper-nickel-platinum-palladium-gold former producing Sudbury properties. FNX Mining does not anticipate it will require additional funds for its current proposed exploration activities, but does anticipate that it may require further funding for mine capital expenditures, which could be provided from operations, debt and/or equity.

         COMPANY ACTIVITIES AND OUTLOOK

         FNX Mining's main focus is the exploration for copper, nickel, platinum, palladium and gold on five former producing properties optioned from Inco Limited and located in the prolific Sudbury Basin Mining Camp. The optioned properties are McCreedy West, Levack, Norman, Victoria and Kirkwood. The properties are covered by previously announced agreements between FNX Mining and Inco Limited (the "Inco Option Agreement", see January 11, 2002

FNX Mining press release) and FNX Mining and Dynatec Corporation (the "Sudbury Joint Venture", see February 27, 2002 FNX Mining and Dynatec press release). Under the terms of the Inco Option Agreement, the Sudbury Joint Venture (FNX 75%: Dynatec 25%) can earn a 100% interest in the five properties by spending $30.0 million over a 52 month period, including $14.0 million by May 2003. To date, the Sudbury Joint Venture has spent $9,304,554 and expects to meet its $14.0 million commitment early in 2003. There are 15 drills presently operating on four of the properties; five surface and two underground rigs at McCreedy West, two surface rigs at Levack, four surface rigs at Norman and two surface rigs at Victoria. Overall, a total of 229 holes have been completed for a total of 257,156 feet to date. A total 11,558 core samples were taken comprising 22% of the total footage drilled.

Over 9,000 sample results have been received and another 1,000 are being analyzed. Approximately 1,000 meters of drill core is being processed every day making the Sudbury Joint Venture one of the largest exploration projects in the world. FNX Mining has 31 exploration and support staff in its Sudbury field office and two core handling facilities plus another five people in its Toronto head office.

         Exploration results to date have been very encouraging. At the Norman Property, recent drilling has resulted in the delineation of high grade zones of massive and disseminated copper and precious metal-rich mineralization within a wider mineralized envelope in the Norman 2000 Zone. The 2000 Zone measures at least 700 x 600 ft. and remains open. A similar mineralized package is located 2,500 ft. up-plunge at surface in the Norman North Zone and is being expanded to depth and to the west. A near term priority is to expand the 2000 and North Zones and test the area between them. At McCreedy West, the two underground drills are testing the copper and precious metal-rich 700 Vein Complex in preparation for developing a final mining plan and production start up in 2003. Surface drilling at McCreedy West is focused on expanding the nickel-rich Inter Main Zone which presently extends over 600 feet along strike and is open. At Levack, one surface drill is testing the 1300 Zone while a second drill is looking for Footwall Deposits below the Sudbury Intrusive Contact. At Victoria, drilling has moved from the No 2 West Zone to the untested Powerline geophysical anomaly. A resource geologist has been appointed to accelerate the calculation of reserve and resource estimates. Subsequent to the end of the quarter, the decision was made to cancel FNX Mining's interest in the McBratney Lake

Property located in Manitoba and the Nickolai Property in Alaska. On September 30, 2002 the carrying value for McBratney Lake was $280,360 and the carrying value for Nickolai was $2,681,652. FNX Mining plans to adjust the carrying values of its non-core exploration properties at year-end to reflect these changes. For more details of the work to date, please see FNX Mining's recent press releases and its Annual Information Form dated May 31, 2002. To view press releases, please go to the FNX Mining Website at www.fnxmining.com.

         RISK FACTORS

         All exploration activity has high inherent risks associated with it. Although all five of the properties optioned from Inco Limited are former producers, there is no guarantee that any mineral deposits identified will be mineable at a profit. In addition to discovery risks, there is also commodity price risk associated with exploring for metals. The metals sought are nickel, copper, platinum, palladium, gold and cobalt in a sulfide mix of pyrrhotite, chalcopyrite and pentlandite. Most of these metals have industrial applications, although platinum and gold are also in demand for jewelry. Generally, the price of these metals rises as general economic activity levels increase. The world appears at this time to be in the early stages of a recovery from the recession of 2000-2002. As a result, nickel prices have recently risen to about US $3.30 per pound, copper has recovered somewhat to US $0.70 per pound, platinum has remained strong in the US $580 per ounce range while palladium has declined steadily to the US $300-310 per ounce range. Gold has shown signs of building a new support level in the US$310-320 per ounce range, while cobalt oversupply has pushed prices down to the US$6-7 per pound range. There is no assurance that metal prices will be at levels sufficient to sustain production from any future discovery made by FNX Mining.

         On behalf of the Board,



         A. T. MACGIBBON
         PRESIDENT AND C.E.O.
         Toronto, Ontario


         November 13, 2002

Document 15: Management's Discussion and Analysis for the year ended December
             31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS



         FINANCIAL



         In 2001 FNX Mining Company Inc. ("FNX Mining" or the "Company") changed it's year end from June 30th to December 31st, therefore the reported and comparable periods reported in the financials are for the full year ended December 31, 2002 and for the six months ended December 31, 2001 and 12 months ended December 31, 2002, respectively.

         FNX Mining recorded a net loss for the 12 months ended December 31, 2002 of $3,829,727 or $0.13 per share, compared to a net loss of $336,675 or $0.03 per share for the previous six month period ended December 31, 2001. Cash and short term deposits were $30,932,615 as at December 31, 2002 compared to $1,036,048 on December 31, 2001. Working capital was $30,958,405 compared to $999,006 at the end of the comparable period in 2001. Administrative costs for this period were $1,310,677 compared to $187,568 in the previous fiscal year comprised of six months. The large increase in administrative costs reflect the greater activity level associated with the option agreement ("the Inco Agreement") between FNX Mining and Inco Limited ("Inco") and the hiring of technical and support staff to implement the related exploration program. Accounts payable of $992,488 and accounts receivable of $975,039 were up sharply compared to $169,177 and $32,830, respectively, as at December 31, 2001 with such increases also related to the increased activity level of the company. Interest income for the twelve months ended December 31, 2002 totaled $481,356, compared to $19,668 for the six months ended December 31, 2001. Interest income was the only revenue recorded by the company in both 2002 and 2001.



         FINANCING ACTIVITIES



         FNX Mining raised equity capital twice in fiscal 2002. On January 10, 2002 the Company sold 4,000,000 units at $1.00 each in a brokered transaction raising gross proceeds of

$4,000,000. Each unit was comprised of one common share and a half common share warrant attached, exercisable at $1.25 until January 10, 2003 and all were exercised prior to the expiry date. At the same time, FNX Mining sold 4,000,000 flow-through common shares at $1.00 each, for gross proceeds of $4,000,000. Financing costs associated with issuing the common shares were $613,468. On July 18, 2002 FNX Mining completed a bought deal equity financing for gross proceeds of $25,000,000 consisting of 5,000,000 common shares sold at $5.00 each. Simultaneously the company completed a flow-through, common share, best efforts agency financing for gross proceeds of $6,000,000 composed of 1,000,000 common shares at $6.00 each. Financing costs for this common share issue were $2,065,927. On December 31, 2002 FNX Mining had $30,932,615 in cash and short term deposits, sufficient to meet it's obligations under the Inco Option Agreement, achieve Phase I mining at 1000 tons per day and meet working capital needs. In order to develop Phase II mining at McCreedy West, Levack, Victoria, and Norman, additional debt or equity financing will be required and there is no assurance that this financing will be available. On March 18, 2003 the Company had 38,666,669 common shares outstanding, 41,533,669 fully diluted.



         CORPORATE ACTIVITIES



         At this stage of its development, FNX Mining is primarily an exploration company. At year end the Company had no mining operations, although plans call for production to start at the McCreedy West property in the second quarter of 2003. The main focus of FNX Mining in 2002 was the Inco Option Agreement which was signed January 10, 2002. The agreement provides the Company with the right to earn a 100% interest in the mineral rights of five former copper-nickel-platinum-palladium-gold producing properties, located in the prolific Sudbury Basin mining camp. Simultaneous with the signing of the Inco Option Agreement, the Company assigned its rights under the option agreement to the Sudbury Joint Venture owned 75% by FNX Mining and 25% by Dynatec Corporation. The Sudbury Joint Venture must spend $30.0 million in exploration expenditures on the five properties by May, 2006, including a committed $14.0 million by May 2003. By spending $15.5 million to the end of 2002, the Sudbury Joint Venture has met the initial $14.0 million requirement ahead of schedule.

         The Inco Option Agreement and the Sudbury Joint Venture contain several unique features. FNX Mining is the exploration operator with responsibility to find and delineate the deposits. Dynatec Corporation, one of Canada's premier mining contractor companies, is the mining operator responsible for creating the mining plans, completing feasibility studies and mining the deposits. Inco, under the terms of an "offtake" agreement with the Sudbury Joint Venture, may process the ore and market the metal. This arrangement ensures that the expertise of each company contributes to the overall success of the venture. It also ensures that the Sudbury Joint Venture can, if warranted, achieve production quickly because of the existing surface and underground infrastructure and the advantage of utilizing Inco's existing and under-utilized milling, smelting and refining facilities, thereby avoiding larger capital outlays, extensive construction delays and prohibitive environmental costs. Management believes that exploring in a prolific mining camp, testing known deposits and operating in a well documented geologic environment lowers the Company's exploration risk; however a significant exploration risk still exists.

         Exploring existing deposits, extensive surface and underground infrastructure, an "offtake" agreement with Inco and the Sudbury Joint Venture with Dynatec, give FNX the advantage of low exploration, development, mining, processing and environmental risks compared to traditional mining companies. Alternately, should Inco decide not to process Sudbury Joint Venture ore, then it can be sent to another processor, subject to a 2% NSR payable to Inco.


Exploration Activities

During the past year the Sudbury Joint Venture actively explored four of the five optioned properties; McCreedy West, Levack, Norman and Victoria. Airborne geophysics were flown over all five properties including Kirkwood. Overall, the Sudbury Joint Venture advanced 11 deposits and made three discoveries, the Inter Main Deposit and Powerline Zone and the PM low sulfide, precious metal Zone. At McCreedy West, the focus was on reconditioning the existing ramp from surface to the 1600 Level and along 535 ft. of the 950 Level and 3,000 ft. of the 1600 Level. This underground work was undertaken in the second half of 2002 to facilitate access for the underground drilling program. It also allowed access to the 700 Deposit where five exploration raises were blasted to prepare for production in 2003. Phase I mining is scheduled to start at 200-250 tpd from the 700 Deposit and build through the year to 1000 tpd by early 2004, with the addition of ore from the Upper Main, East Main, Inter Main and 950 Deposits. An audited, measured and indicated resource estimate of 1.74 million tons was confirmed early in 2003 for these Phase I deposits plus 376,000 tons of inferred resources, sufficient to support a mining rate of 1000 tpd for six years. Underground drilling of the 950, Inter Main, East Main Deposits and PM Zone will be the exploration focus at McCreedy West in 2003, together with the transition to Phase I mining.

[ Picture of CEO Terry MacGibbon examining deposit at McCreedy West]

The 2002 program at Levack focused on surface drilling of the 1300 and 1900 Zones. Follow up drilling of geophysical anomalies located in the footwall is planned for early 2003. The North Range Footwall program saw seven drill holes completed in 2002 in the footwall unit with another seven 5,000 ft drill holes planned for 2003. All holes will be probed with UTEM down hole geophysics to test for footwall (copper-platinum-palladium-gold) type deposits.

Additional surface drill testing of the 2000 Deposit at Norman will continue for the first half of 2003 following up the wide Offset Dyke mineralization (copper-platinum-palladium-gold) delineated during the 2002 program. A resource estimate for the North Deposit is also planned for 2003. A decision on an exploration ramp at Norman will likely be made late in the summer of 2003 for start up in the fall. The proposed exploration ramp is designed to access the 2000 Deposit and permit detailed drill testing of both the 2000 Deposit and the high potential areas elsewhere along the Whistle Offset Dyke. The exploration ramp will also permit the Sudbury Joint Venture to take a metallurgical sample to complete a feasibility study of the 2000 Deposit and, if warranted, enable placement of a raise bore to surface to serve as a production shaft. Finally, the exploration ramp will allow the Sudbury Joint Venture to develop and mine the North Deposit, while still exploring the depth potential at Norman.

Work last year at Victoria focused on testing the No 2 West Zone for either the open pit potential or the development of the massive sulfide zone within the No 2 West mineralized package. Also the airborne survey identified a coincident conductive/ magnetic anomaly below two powerlines on the property. This led to the discovery of the high grade, massive sulfide Powerline Zone. Drilling in 2002 traced the deposit to a depth of 600 ft where it was cut off by an olivine diabase dyke. Surface drilling early in 2003 is designed to confirm that the Powerline Deposit continues to depth.

In the last nine months of 2002 the Sudbury Joint Venture completed or was in progress on 362 holes for a total of 354,000 ft. At year end there were 15 drill rigs operating, 13 surface and two underground. In all, 15,400 samples were taken and 119 holes probed by UTEM. Staffing went from a single employee at the beginning of 2002 to 36 employees at year end, including 31 geoscientific professional, technical and support staff in the Sudbury field office. Exploration expenditures by the Sudbury Joint Venture for 2002 were $15.5 million, while the 2003 exploration budget is $24.5 million, bringing the total exploration expenditures on the optioned properties to $40.0 million over the two years more than sufficient to meet the $30.0 million expenditure requirement to exercise the Inco option and earn 100% interest in the mineral rights of the five properties. FNX Mining's share of the 2002 exploration expenditures was $8.5 million.

Metal Price Outlook

FNX Mining is exploring for mineral deposits rich in nickel, copper, platinum, palladium andgold, and therefore, is exposed to commodity spot price risks associated with each of these metals. While these risks can be mitigated somewhat through a hedging strategy, FNX has no plans at this time to hedge any future metal production. According to recent presentations by major nickel producers, the market for nickel has tightened as a result of rising demand, slowing supply growth and declining inventories. The rising demand from China, where GDP growth rate of 13.4% drove a 26% increase in stainless steel production since 1990 and, from 2001 to 2002, led to a 23% increase in Chinese nickel demand. Domestic nickel production is only able to supply 25% of this demand with the balance being imported. Looking at the Western World plus China, the 2002 nickel supply was 1,145,000 tonnes while demand was 1,140,000 for a surplus of 5000 tonnes. The same estimate for 2003 is a total nickel supply of 1,180,000 tonnes (+3.1%) compared to demand of 1,210,000 (+6.5%) for a net nickel shortage of 30,000 tonnes. London Metal Exchange nickel inventories have fallen to less than 20,000 tonnes. All these factors have resulted in the average spot nickel price moving from US $2.70 per pound in 2001 to US $3.07 for 2002 while spot prices in March 2003 moved to just below US $4.00 per pound. Recently, the nickel price has retreated to the US $3.60 per pound level. Going forward, significant new supplies of nickel will come primarily from Inco's Goro and Voisey's Bay developments, scheduled to come on stream in 2006 or later. Meanwhile demand for nickel, driven by China and low nickel inventories, will continue to put upward pressure on the nickel prices. Copper prices have firmed recently to US $0.76 per pound from US $0.68 per pound level, primarily as a result of excess production capacity being closed or put on care and maintenance, according to the US Geological Survey data. Demand for copper has remained marginal as a result of the global economic slowdown since 2000. Forecasts suggest modest price gains are possible but will be capped by the standby production capacity which will likely reemerge once the copper price rises sufficiently. We expect copper prices in the US $0.75-$0.78 per pound range for 2003.

Platinum prices recently hit a 23 year high of US $704 per ounce subsequently settling in the US $620-$630 per ounce range. This price rise was driven, according to Johnson Matthey, by supply shortfalls of 290,000 and 490,000 ounces in 2001 and 2002, respectively. This imbalance was due to sharp increases in demand for platinum in the autocatalyst and jewellery sectors, the former as a substitute for palladium. In 2001 palladium prices pushed above US $1,000 per ounce and as a result, demand has dropped off sharply, particularly in autocatalyst, electrical and dental applications, where platinum has substituted. We expect platinum prices to stabilize in the US $600-625 per ounce range this year while palladium should stabilize in the US $150-$200 per ounce range for 2003. Gold prices have strengthened over the past two years and it now trades in the US $300-330 per ounce range. The price increases are related to a weaker US dollar, a probable war premium, decline of hedging and decreasing reserves and resources. A consensus of 21 gold analysts on the World Gold Council web site predicts a mean gold price of US $342 per ounce for 2003. We expect a gold price for 2003 in the US $300-325 per ounce range, reflecting the removal of the war premium in 2003.

Overall we expect the nickel price to increase beyond 2003, while copper, platinum, palladium and gold will trade in a narrow and generally stable range.

CERTAIN STATEMENTS IN THIS DISCUSSION CAN BE CONSIDERED FORWARD LOOKING, AND READERS ARE CAUTIONED THAT SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES ARE DESCRIBED ELSEWHERE IN THIS DISCUSSION AND IN THE COMPANY'S OTHER REGULATORY FILINGS.

Document 16. Management's Discussion and Analysis for the three months ended March 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         RESULTS OF OPERATIONS

         FNX Mining reports a net loss of $409,428 or $0.01 per share for the quarter ended March 31st, 2003, compared to a net loss of $702,644 or $0.03 per share for the same period in 2002. Revenue, entirely from interest income, was $211,768 for this reporting quarter compared to $23,385 for the March 31, 2002 quarter.

         Administrative costs during the first quarter were $570,269 compared to $102,281 during the same period last year. The increased administrative costs compared to the first quarter of last year reflect the increased activity level of the Company and the larger number of Company employees necessary to support the increased work commitment. Financing charges for this quarter were $7,969 compared to financing charges of $613,469 in the first quarter of 2002. The latter amount resulted from the completion of a financing in January 2002. No financing initiatives were undertaken during the first quarter of 2003.

         FINANCIAL CONDITION

         Cash and short term deposits at March 31, 2003 totaled $29,640,070 compared to $7,760,838 for the same period in 2002 and $30,932,615 at the end of the last quarter at December 31, 2002. During this quarter $4,415,526 was spent on the Sudbury Basin exploration properties, while $2,944,341 was received during the same period through the exercise of 1.9 million warrants and 0.4 million stock options. Another 402,000 stock options were granted during this reporting period at an exercise price of $6.45 per share.

         Non-cash working capital decreased $562,000 in the quarter mostly due to increased payables associated with exploration and development activities. The Company has no debt.

         The Company's mineral exploration assets at March 31, 2003 totaled $17,295,206 compared to $8,669,421 at the same period last year and $12,879,681 at year end 2002. The sharp increase is a result of the aggressive exploration program the Company, together with Dynatec Corporation, its 25% Sudbury Joint Venture partner, have implemented for the last nine months of 2002 and through the first quarter of 2003.

         EXPLORATION ACTIVITIES

         On March 31st, 2003, FNX Mining, on behalf of the Sudbury Joint Venture, had a total of 12 drills operating on four of its five optioned properties located in the Sudbury Basin, Ontario. Eight of the drills were surface rigs, while four were underground rigs, the latter all located at the McCreedy West Property. During this quarter $4,415,526 was expended by FNX Mining on exploration activities, including $2,847,528 at McCreedy West, $214,812 at Levack, $207,588 at Victoria, $519,407 at Norman, $174,802 at
the North Range Footwall and $302 at Kirkwood. Related Sudbury office administrative costs were $140,657 and development expenditures at McCreedy West added another $310,430.

         Exploration drilling during the quarter was active at the McCreedy West, Levack, North Range Footwall, Norman and Victoria. During this reporting period, 83 holes were drilled for a total of 81,270 ft, including 52 underground (32,218 ft) and 31 surface (49,052 ft) holes. The majority of the drilling in the first quarter was at McCreedy West with 13 surface (12,707 ft) and 52 underground (32,218 ft) holes. During the quarter, 4,484 samples were collected and sent for assay representing 23.5% of the total footage drilled during the period or 19,122 ft.

         The priority drilling targets during this quarter and for the balance of 2003 were planned to enhance the Phase 1 targets, particularly the Inter Main and East Main deposits, and to upgrade the Phase 2 mining targets, such as the PM Deposit at McCreedy West, No 7 Zone at Levack and the North Deposit at Norman. While exploring a proven mining camp in known geologic environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

         PRE-PRODUCTION ACTIVITIES

         On May 14th, 2003 FNX Mining announced the commencement of production at McCreedy West.

         Pre-production activities early in the first quarter of 2003 focused on completing an audited resource estimate for the Phase 1 production targets at McCreedy West and applying for all necessary approvals required for production. A measured and indicated resource estimate of 1.74 million tons and 376,000 tons in the inferred category was released on February 24th, 2003. This estimate confirmed that the Sudbury Joint Venture could sustain a 1,000 ton per day mining rate for five to six years at McCreedy West. Pre-production development work on the 700, Upper Main and Inter Main Deposits at McCreedy West commenced during the quarter and continued into the second quarter in anticipation of Phase 1 production start-up during the second quarter. This work included driving sublevels in the 700 Deposit, opening upper and lower access drifts into the Upper Main Deposit and pushing the 1450 level into the Inter Main Deposit. Development ore was stockpiled underground and will be trucked to surface once mining commences.

         During the quarter, approval of the closure plan amendment was received from the Ontario government and, subsequent to the quarter end, the mining plan and off-take agreements were signed. Construction of the surface ore pad began in the first quarter at McCreedy West and was completed by late April. The sampling tower and crushing unit arrived on site soon after pad completion.

         METAL PRICE OUTLOOK

         FNX Mining is exploring and developing nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price risk is the largest risk component a mining company must consider, therefore the monitoring of price movements and trends for our target metals are essential to understand the viability of the Company's assets. The official London Metal Exchange average prices as at March 31, 2003 for nickel was US$3.78 per pound, copper at US$0.75 per pound, platinum at US$662 per ounce, palladium at US$244 per ounce and gold at US$352 per ounce. In April 2003, nickel prices backed off to US$3.59 per pound, copper to US$0.72 per pound, platinum to US$624 per ounce, palladium to US$162 per ounce and gold to US$328 per ounce. In the case of nickel, increasing inventory from Russia, the SARS outbreak in China and the continued worldwide economic slowdown, all negatively impacted the price, however the price rebounded to US$3.72 per pound in May. Copper prices were also negatively impacted during the quarter and into April by the worsening economic outlook, however, inventories declined over the first four months of 2003 by more than 60,000 tonnes.

         Platinum prices strengthened early in 2003 from a US$598 per ounce price at year end 2002 to US$634 per ounce by May 2003. In early February and again mid-March, 2003, the platinum price broke above US$700 per ounce only to fall back to the US$600 area before recovering to the US$650 per ounce level. According to Johnson Matthey, the price changes appear to be driven by short and long position liquidations caused by a volatile lease rate. Platinum supplies remain tight. Palladium continued to decline in price during and after the reporting quarter, declining from a price of US$240 per ounce in January 2003 to US$160 per ounce by early May. The palladium price appears to suffer from an oversupply and a thin market. Johnson Matthey expects the metal to remain in the US$160 to $200 per ounce range in the near term. Gold peaked during the quarter at US$380 per ounce in early February due to a weaker US dollar and war jitters. It then fell steadily to the US$325 per ounce level by early April before recovering to the US$340-350 per ounce range by May. Continued weakness in the US dollar is expected to support a US$350 per ounce price for the foreseeable future. The Company has no assurance that future commodity prices will be at a level sufficient to make mining operations viable.

         On behalf of the Board

         SIGNED

         TERRY MACGIBBON

         President and Chief Executive Officer

         May 23, 2003

Document 17: Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated May 13, 2002.

                          FORT KNOX GOLD RESOURCES INC.



                           ANNUAL AND SPECIAL MEETING



                            TO BE HELD JUNE 13, 2002





                                NOTICE OF MEETING

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR

                          FORT KNOX GOLD RESOURCES INC.

                            Suite 300, 347 Bay Street
                            Toronto, Ontario M5H 2R7

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Fort Knox Gold Resources Inc. (the "Corporation") will be held at The Toronto Stock Exchange, Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2 on Thursday, the 13th day of June, 2002, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the fiscal year comprised of six months ended December 31, 2001, together with the report of the auditors thereon;

2.       to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and if thought fit, pass a special resolution authorizing the change of the Corporation's name to FNX Mining Company Inc. or such other name that is acceptable to the Ontario Ministry of Consumer and Business Services;

5. to consider and if thought fit, pass a resolution authorizing an amendment to the stock option plan of the Corporation increasing the number of common shares of the Corporation ("Common Shares") issuable thereunder to 5,500,000 Common Shares;

6. to consider and if thought fit, pass a resolution authorizing the directors to issue up to 50% of the number of Common Shares outstanding as at the date of the meeting, from time to time during the 12 month period following the meeting pursuant to one or more private placement financings; and

7. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

         This notice is accompanied by a form of proxy, a management information circular, the audited financial statements of the Corporation for the fiscal year comprised of six months ended December 31, 2001, the unaudited financial statements of the Corporation for the three months ended March 31, 2002 and a supplemental mailing list form.

         Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

         DATED at Toronto, Ontario as of the 13th day of May, 2002.

                                         BY ORDER OF THE BOARD

                                         (Signed)

                                         A.T. MacGibbon, President

                          FORT KNOX GOLD RESOURCES INC.

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

         THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FORT KNOX GOLD RESOURCES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

         The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of the meeting, or delivering the completed proxy to the chairman on the day of the meeting or any adjournment thereof.

         A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or any adjournment thereof, or in any other manner permitted by law.

         The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the BUSINESS CORPORATIONS ACT (Ontario).

VOTING OF PROXIES

         Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares"). At May 13, 2002, the Corporation had issued and outstanding 27,876,790 Common Shares.

         The Corporation shall make a list of all persons who were registered holders of Common Shares on May 2, 2002 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the day of the meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the meeting.

         To the knowledge of the directors and officers of the Corporation, as of May 13, 2001, the following are the only persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting:

------------------------------------------ ----------------------------------- -------------------------------------
                                                                               % of the Class of Outstanding
                                           Common Shares so Owned,             Voting Securities of the
Name of Shareholder                        Controlled or Directed              Corporation (1)
------------------------------------------ ----------------------------------- -------------------------------------
------------------------------------------ ----------------------------------- -------------------------------------
Inco Limited ("Inco")                                5,504,796 (2)                            19.7%
------------------------------------------ ----------------------------------- -------------------------------------
------------------------------------------ ----------------------------------- -------------------------------------
Dundee Wealth Management Inc.                          3,675,000                              13.2%
------------------------------------------ ----------------------------------- -------------------------------------

(1) Based on 27,876,790 Common Shares issued and outstanding as at the date hereof.

(2) 500,000 of such Common Shares are owned by Canadian Nickel Company Limited, a wholly-owned subsidiary of Inco. Inco also owns 496,879 share purchase warrants of the Corporation exercisable at $1.25 until July 10, 2003.

EXECUTIVE COMPENSATION

(a)      COMPENSATION OF OFFICERS

         The following table, presented in accordance with Form 40 of the Regulation made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2001, June 30, 2001 and 2000 in respect of the individual who was, at each year-end, the Chief Executive Officer of the Corporation (the "Named Executive Officer"). The Corporation had no other executive officers whose total salary and bonuses during the fiscal year ended December 31, 2001 exceeded $100,000.

                                            SUMMARY COMPENSATION TABLE

---------------------- ------------- ----------------------------------- ------------------------------------------- ---------------

                                                                                                                        All Other
                       Fiscal Year                                                                                    Compensation
   Name and Title         Ended             Annual Compensation                    Long Term Compensation                  ($)
---------------------- ------------- ----------------------------------- ------------------------------------------- ---------------
---------------------- ------------- -------- -------- ----------------- ----------------- -------------- ---------- ---------------
                                     Salary   Bonus      Other Annual       Securities      Restricted    LTIP
                                       ($)      ($)      Compensation     Under Options      Shares or    Payouts
                                                                           Granted (#)      Restricted       ($)
                                                                                            Share Units
                                                                                                ($)
                                     -------- -------- ----------------- ----------------- -------------- ---------- ---------------
---------------------- ------------- -------- -------- ----------------- ----------------- -------------- ---------- ---------------
A.T. MacGibbon         December      75,000   Nil      Nil               300,000           Nil            Nil        Nil
President, Chief       31, 2001(1)
Executive Officer
and Director
                       ------------- -------- -------- ----------------- ----------------- -------------- ---------- ---------------
                                     -------- -------- ----------------- ----------------- -------------- ---------- ---------------
                       June 30,      150,000  Nil      Nil               405,000           Nil            Nil        Nil
                       2001
                       ------------- -------- -------- ----------------- ----------------- -------------- ---------- ---------------
                                     -------- -------- ----------------- ----------------- -------------- ---------- ---------------
                       June 30,      150,000  10,000   Nil               350,000           Nil            Nil        Nil
                       2000
---------------------- ------------- -------- -------- ----------------- ----------------- -------------- ---------- ---------------

(1)      Fiscal year comprised of six months.

(b)      OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 2001

         The following table sets forth details regarding stock options granted to the Named Executive Officer during the fiscal year ended December 31, 2001.

------------------------- ---------------- ----------------- ----------------- ------------------ ----------------------
     Name and Title         Securities        % of Total      Exercise Price    Market Value of      Expiration Date
                           Under Options   Options Granted         ($)            Securities
                            Granted (#)    to Employees in                        Underlying
                                            Financial Year                      Options on the
                                                                                 Date of Grant
                                                                                      ($)
------------------------- ---------------- ----------------- ----------------- ------------------ ----------------------
------------------------- ---------------- ----------------- ----------------- ------------------ ----------------------
A.T. MacGibbon,               300,000            100               1.00              1.00           November 13, 2006
President, Chief
Executive Officer and
Director
------------------------- ---------------- ----------------- ----------------- ------------------ ----------------------


(c)      OPTIONS EXERCISED AND AGGREGATES REMAINING AT YEAR-END

         The following table provides detailed information regarding options exercised by the Named Executive Officer during the fiscal year ended December 31, 2001 and options held by the Named Executive Officer as at December 31, 2001.

-------------------------- -------------- ------------ --------------------------------- ---------------------------------
Name                        Securities     Aggregate        Unexercised Options at             Value of Unexercised
                            Acquired on      Value            December 31, 2001              In-the-money Options at
                             Exercise      Realized                                             December 31, 2001
                                (#)           ($)
-------------------------- -------------- ------------ --------------------------------- ---------------------------------
-------------------------- -------------- ------------ ---------------- ---------------- --------------- -----------------
                                                         Exercisable     Unexercisable    Exercisable     Unexercisable
                                                             (#)              (#)             ($)              ($)
-------------------------- -------------- ------------ ---------------- ---------------- --------------- -----------------
-------------------------- -------------- ------------ ---------------- ---------------- --------------- -----------------
A.T. MacGibbon,                 Nil           N/A          350,000            Nil         420,000 (1)          Nil
President, Chief                                           295,000            Nil         324,500 (2)          Nil
Executive Officer and                                      110,000            Nil          66,000 (3)          Nil
Director                                                     Nil            300,000           N/A          180,000 (4)
-------------------------- -------------- ------------ ---------------- ---------------- --------------- -----------------

(1) Based on the closing price of the Common Shares on December 31, 2001 of $1.60, less the exercise price of such options of $0.40.

(2) Based on the closing price of the Common Shares on December 31, 2001 of $1.60, less the exercise price of such options of $0.50.

(3) Based on the closing price of the Common Shares on December 31, 2001 of $1.60, less the exercise price of such options of $1.00.

(4) Based on the closing price of the Common Shares on December 31, 2001 of $1.60, less the exercise price of such options of $1.00.

(d)      EMPLOYMENT CONTRACTS

         The Corporation entered into an agreement effective November 1, 1997 with ATM & Associates Inc. (the "Manager"), a corporation wholly owned by A.T. MacGibbon (the "Management Agreement"). The Management Agreement provides for the appointment of A.T. MacGibbon as President of the Corporation for a period of two years commencing November 1, 1997. The two year period having ended, the Management Agreement will continue to be automatically renewed on a year-to-year basis unless terminated on not less than 60 days' prior notice by the Corporation. The Management Agreement provides for remuneration payable to the Manager of $150,000 per year and normal benefits available to officers of the Corporation including the full use of, and all expenses for, a suitable motor vehicle. The Corporation has agreed to increase the Manager's remuneration to $200,000 commencing in the year 2002. The Management Agreement also provides that, in the event of the resignation of the Manager within six months of a takeover of the Corporation (as defined therein), the Manager will be entitled to receive accrued and unpaid remuneration to the date of resignation and, in lieu of further fees payable during the term of the Management Agreement, an amount equivalent to two years' fees calculated at the rate in effect at the time that notice of resignation is given. The parties expect to settle a new Management Agreement during the year 2002.

COMPENSATION OF DIRECTORS

         Directors who are not officers of the Corporation are not currently paid any fees for their services as directors. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. During the fiscal year ending December 31, 2001 $8,603.37 was paid to one director for expenses and consulting services provided to the Corporation.

         Directors are also entitled to participate in the stock option plan of the Corporation (the "Plan"). Of the 3,575,000 options of the Corporation outstanding as at May 13, 2002, 2,985,000 options have been granted to current or former directors of the Corporation. 503,907 of the outstanding options have been granted (to directors and other persons) subject to shareholder approval of an amendment to the Plan to increase the number of Common Shares issuable upon exercise of options granted under the Plan. See "Amendment to Stock Option Plan".

ELECTION OF DIRECTORS

         The articles of the Corporation provide that the board of directors of the Corporation may consist of a minimum of three and a maximum of eleven directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

         At the meeting, shareholders will be asked to elect seven directors to the board of directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
Name and Municipality             Position with    Period of      Present Occupation if                     Number of Common
of Residence                      Corporation      Service as a   Different from Office Held (1)            Shares Beneficially
                                                   Director                                                 Owned or Over Which
                                                                                                            Control is
                                                                                                            Exercised (2)
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
A. Terrance MacGibbon(3)(5)       President and    Since 1997     N/A                                             121,500
Oakville, Ontario                 Director
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
Terrence Podolsky                 Director         Since 1984     Consulting Geologist                             38,501
Oakville, Ontario
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
Donald M. Ross(4)                 Director         Since 1984     Chairman of the Board,                          170,000
Toronto, Ontario                                                  Jones, Gable & Company Limited
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
Robert D. Cudney(3)               Director         Since 1993     President and Chief Executive Officer,          202,600
Toronto, Ontario                                                  Northfield
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
Bert E. MacNabb(5)                Director         Since 1996     Director of Exploration,                          Nil
Oakville, Ontario                                                 Inco Limited
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
Wayne G. Beach(3)(4)              Director         Since 1996     Barrister and Solicitor                         321,200
Toronto, Ontario
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------
James W. Ashcroft(4)(5)           Nominee          N/A            Consulting Mining Engineer                      100,000
Sudbury, Ontario
--------------------------------- ---------------- -------------- ----------------------------------------- ---------------------

(1) All of the foregoing Nominees have held their present position(s) with the same or associated firms or organizations during the past five years except for: A. Terrance MacGibbon who, prior to November, 1997 was the Director of Exploration of Inco and James W. Ashcroft who, prior to 1997, was the President of Inco's Ontario division.

(2) The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at April 15, 2002.

(3)      Member of the Compensation Committee.

(4)      Member of the Audit Committee.

(5)      Member of the Health and Environment Committee.

         IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE

PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

         Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Smith, Nixon & Co. LLP as auditors of the Corporation for the current fiscal year and to authorize the directors to fix their remuneration. John E. Goodwin, FCA, Chartered Accountant, was the auditor of the Corporation for the fiscal year ended June 30, 2001. The change of auditors was effected on December 20, 2001. See notices exchanged in connection with the change of auditor of the Corporation attached hereto as
Schedule I.

FINANCIAL STATEMENTS

         The unaudited interim financial statements of the Corporation for the three months ended March 31, 2002 and the audited annual financial statements of the Corporation for the fiscal year ended December 31, 2001 are being sent to shareholders with this information circular.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

         No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year.

NAME CHANGE

         The Corporation is proposing to change its name to FNX Mining Company Inc. Over the past year, the focus of the Corporation has changed to the exploration, development and subsequent mining of the Sudbury basin properties that it has optioned from Inco (the "Inco Acquisition"). A new name for the Corporation is proposed in order to better reflect the Corporation's current activities and focus. Accordingly, at the meeting, shareholders will be asked to consider approving a special resolution, substantially in the form attached hereto as Schedule II, authorizing the change of name of the Corporation. Approval will be obtained if at least two-thirds of the votes cast are in favour of the resolution.

AMENDMENT TO STOCK OPTION PLAN

         The Plan currently permits the grant of up to 3,331,093 options. The board has issued 3,835,000 options (503,907 of which have been granted subject to shareholder approval) of which 260,000 options have been exercised. Assuming shareholder approval of a proposed amendment to the Plan is obtained, options to purchase 3,575,000 Common Shares will be outstanding.

         The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

         Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The aggregate number of Common Shares issuable under the Plan is currently 3,331,093. The number of Common Shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than the fair market value of the Common Shares at the time the option is granted.

         Set forth below is a summary of the 3,575,000 outstanding options to purchase Common Shares as at May 13, 2002 (503,907 of which have been issued subject to shareholder approval):

-------------------------------- --------------------- ------------------------ --------------------------- ---------------
                                    No. of Common
Holder                           Shares under Option   Date of Grant            Expiry Date                 Exercise Price
-------------------------------- --------------------- ------------------------ --------------------------- ---------------
Six Directors who are not              570,000         November 15, 1999        November 15, 2004               $0.40
officers, as a group
                                 --------------------- ------------------------ --------------------------- ---------------
                                       265,000         May 3, 2001              May 3, 2006                     $0.50
                                 --------------------- ------------------------ --------------------------- ---------------
                                       260,000         May 11, 2001             May 3, 2006                     $1.00
                                 --------------------- ------------------------ --------------------------- ---------------
                                       150,000         May 29, 2001             May 29, 2006                    $1.00
                                 --------------------- ------------------------ --------------------------- ---------------
                                       100,000         June 12, 2001            June 12, 2006                   $1.10
                                 --------------------- ------------------------ --------------------------- ---------------
                                       100,000         November 8, 2001         November 8, 2006                $1.00
                                 --------------------- ------------------------ --------------------------- ---------------
                                     200,000 (1)       January 9, 2002          January 9, 2007                 $1.50
                                 --------------------- ------------------------ --------------------------- ---------------
                                     200,000 (2)       February 14, 2002        February 14, 2007               $2.08
                                 --------------------- ------------------------ --------------------------- ---------------
                                      85,000 (2)       February 18, 2002        February 18, 2007               $2.25
-------------------------------- --------------------- ------------------------ --------------------------- ---------------
Three Executive Officers, as a         350,000         November 15, 1999        November 15, 2004               $0.40
group
                                 --------------------- ------------------------ --------------------------- ---------------
                                       320,000         May 3, 2001              May 3, 2006                     $0.50
                                 --------------------- ------------------------ --------------------------- ---------------
                                       135,000         May 11, 2001             May 3, 2006                     $1.00
                                 --------------------- ------------------------ --------------------------- ---------------
                                       300,000         November 13, 2001        November 13, 2006               $1.00
                                 --------------------- ------------------------ --------------------------- ---------------
                                     100,000 (2)       March 12, 2002           March 12, 2007                  $2.50
                                 --------------------- ------------------------ --------------------------- ---------------
-------------------------------- --------------------- ------------------------ --------------------------- ---------------
Other Service Providers, as a          100,000         November 15, 1999        November 15, 2004               $0.40
group
                                 --------------------- ------------------------ --------------------------- ---------------
                                        75,000         May 3, 2001              May 3, 2006                     $0.50
                                 --------------------- ------------------------ --------------------------- ---------------
                                        75,000         May 11, 2001             May 3, 2006                     $1.00
                                 --------------------- ------------------------ --------------------------- ---------------
                                        80,000         February 14, 2002        February 14, 2007               $2.08
                                 --------------------- ------------------------ --------------------------- ---------------
                                     110,000 (2)       March 12, 2002           March 12, 2007                  $2.50
-------------------------------- --------------------- ------------------------ --------------------------- ---------------

(1)      8,907 of the Options are subject to receipt of shareholder approval.

(2)      Options are subject to receipt of shareholder approval.

         As at May 13, 2002, the Corporation had outstanding 27,876,790 Common Shares. At the meeting, shareholders will be asked to consider, and if thought fit, approve a resolution (the "Option Plan Resolution") substantially in the form attached hereto as Schedule III, to set the number of Common Shares reserved for issue upon the exercise of options granted under the Plan at 5,500,000 Common Shares. Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour. The TSE has approved the proposed amendment to the Plan conditional upon the approval of the

Option Plan Resolution by the shareholders of the Corporation and receipt by the TSE of all requisite documentation necessary to list the additional Common Shares issuable under the Plan.

         If the Option Plan Resolution is approved, the 3,575,000 options currently outstanding will remain outstanding (including the 503,907 options which have been granted subject to shareholder approval) and the number of options issuable under the Plan would be fixed at 5,500,000. The proposed changes would increase the number of options authorized for issue by 2,168,907 and permit the grant of an additional 1,665,000 options subject to any limitations imposed by applicable regulations, laws, rules and policies.

         The Corporation anticipates increasing its infrastructure as a result of its increased exploration activities and anticipated mining activities. Management is of the opinion that the proposed amendment to the Plan to increase the number of Common Shares available for issuance thereunder would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant options and assist the Corporation in attracting and retaining qualified senior management, directors and other service providers.

APPROVAL OF FUTURE PRIVATE PLACEMENT FINANCINGS

         Management is of the view that additional funds may be required for the Corporation to expand its exploration and development activities. The Corporation may wish to raise further equity funding (in addition to the Additional Financing) pursuant to one or more private placements.

         At the meeting, shareholders will be asked to approve an ordinary resolution (the "Private Placement Financing Resolution") authorizing the board of directors to enter into one or more private placements from time to time during the 12 month period following the shareholder meeting to issue up to 50% of the number of Common Shares outstanding as at the date of the meeting to subscribers, all or substantially all of whom would be at arm's length to the Corporation. Pursuant to the rules and guidelines of the TSE, shareholder approval may be required if the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period exceeds 25% of the number of shares of the company which are outstanding prior to giving effect to such transactions (the "TSE 25% Rule"). The application of the TSE 25% Rule may restrict the availability to the Corporation of funds which the Corporation may wish to raise in the future by private placement of its securities. Management of the Corporation is of the view that it would be prudent to have the authority to secure additional funds by issuing additional securities by way of private placement in order to save the time and expense of seeking shareholder approval at a special meeting of shareholders. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is obtained.

         Private placements will be completed only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to expand its activities. The issuance of Common Shares pursuant to these private placements will not materially affect the control of the Corporation. Each private placement will only take place with the prior approval of the TSE which approval would be conditional upon compliance with the rules and guidelines of the TSE. These rules provide, in part, that each private placement must be substantially with parties at arm's length to the Corporation, each cannot materially affect control of the company, must be completed within a 12 month period following the date of shareholder approval and must not be priced lower than the closing price (the "Market Price") on the trading day prior to the date notice is given to the TSE of the private placement, less prescribed discounts as follows:

                   MARKET PRICE                  MAXIMUM DISCOUNT THEREFROM
                   ------------                  --------------------------
                   $0.50 or less                            25%
                   $0.51 to $2.00                           20%
                   Above $2.00                              15%

         In any event, the TSE retains the discretion to decide whether or not a particular private placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

         As well, warrants may accompany shares issued in the private placement, where such warrants shall have an exercise price at or above the Market Price and do not exceed the number of Common Shares issued under the private placement.

         At the meeting, shareholders will be asked to consider and, if thought fit, approve the Private Placement Financing Resolution substantially in the form attached as Schedule IV to this information circular, authorizing the board of directors to enter into one or more private placements as discussed above. Approval will be obtained if a majority of the votes cast are in favour.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         There have been no material transactions entered into since July 1, 2001 or proposed to be entered into by the Corporation with any director or senior officer of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing that have not previously been disclosed in an information circular of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The board has confirmed the strategic objective of the Corporation of seeking out and exploring mineral bearing deposits with the intention of developing and mining the deposit or proving the feasibility of mining the deposit for others.

         The TSE has set out a series of guidelines for effective corporate governance (the "TSE Guidelines"). The TSE Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSE requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSE Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. Set out below is a description of the Corporation's approach to corporate governance in relation to the TSE Guidelines.

GUIDELINE 1

         THE BOARD OF DIRECTORS SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR STEWARDSHIP OF THE CORPORATION.

Comment: The mandate of the board of directors of the Corporation (the "Board of Directors" or the "Board") is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board of Directors remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(A)      ADOPTION OF A STRATEGIC PLANNING PROCESS

         The Board of Directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation; however, the Board of Directors takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis. In addition, the Board of Directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(B) IDENTIFICATION OF THE PRINCIPAL RISKS OF THE CORPORATION'S BUSINESS AND ENSURING THE IMPLEMENTATION OF APPROPRIATE SYSTEMS TO MANAGE THESE RISKS

         Mineral exploration is inherently unpredictable. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

         The Board of Directors has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities and the success of the Corporation's exploration activities.

         The Board of Directors has assigned the responsibility for monitoring these risks to the President of the Corporation. The directors review all activities of the President regularly at meetings of the Board.

(C) SUCCESSION PLANNING INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT

         The Board of Directors makes all senior officer appointments and monitors their performance. Responsibility for succession planning and management development has been lodged with the Board of Directors as a whole.

(D)      A COMMUNICATIONS POLICY FOR THE CORPORATION

         The Board of Directors has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis. Most of the Corporation's communications with its shareholders are reviewed by the Board of Directors including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes.

(E) THE INTEGRITY OF THE CORPORATION'S INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS

         Board approval is required for any management decisions which may have a significant impact on the Corporation (a threshold of $100,000 is used for this purpose) including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the Board of Directors, the directors have determined that it would be appropriate for most of these issues to be considered by the Board as a whole rather than by committee unless directors have a conflict of interest. Accordingly, the only permanent committees of the Board are the Audit Committee, which has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems, the Compensation Committee, which has been given responsibility for establishing and reviewing levels of salary, bonus, benefits and incentives provided to senior officers of the Corporation as well as considering terms of employment of senior officers of the Corporation and making recommendations as to grants of options pursuant to the Plan and the Health and Environment Committee which has been formed to monitor the Corporation's operations to ensure that the Corporation adopts appropriate measures to comply with all applicable health and safety, environmental, rules, laws, regulations, policies and practices. The Audit Committee is comprised of Messrs. Beach, Ross and Ashcroft. The Compensation Committee is comprised of Messrs. Beach, Cudney and MacGibbon. The Health and Environment Committee is comprised of Messrs. Ashcroft, MacNabb and MacGibbon.

         Generally, the Board of Directors meets a minimum of four times each year. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

GUIDELINES 2 AND 3

         A MAJORITY OF THE DIRECTORS SHOULD BE "UNRELATED" DIRECTORS.

Comment: The Board is currently comprised of seven directors. The Board believes that there are currently six "unrelated" directors and one "related" director within the meaning of the TSE Report.

                  Pursuant to the TSE Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. Based on this definition, all of the directors of the Corporation are "unrelated" directors except for A.T. MacGibbon who is considered to be a "related" director as he is the President of the Corporation. Mr. MacNabb, the one director affiliated with Inco is not considered a "related" director because Inco does not have the ability to control a majority of the votes for the election of directors.

                  The TSE Report makes an informal distinction between inside and outside directors. The TSE Report considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named "unrelated" directors are also considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

GUIDELINE 4

         THE BOARD OF DIRECTORS SHOULD APPOINT A NOMINATING COMMITTEE COMPOSED EXCLUSIVELY OF OUTSIDE DIRECTORS WITH RESPONSIBILITY FOR PROPOSING NEW NOMINEES TO THE BOARD AND ASSESSING DIRECTORS ON AN ONGOING BASIS.

Comment: The Board of Directors as a whole determines nominations to the Board. Although pursuant to the Corporation's agreement with Inco relating to the option granted to the Corporation on certain of Inco's Sudbury basin properties, Inco is entitled to nominate 20% of the Board members, Inco currently has nominated one of the seven directors of the Corporation. Nominations are generally the result of recruitment efforts by each of the members of the Board of Directors and informal and formal discussions with members of the Board of Directors.

GUIDELINE 5

         THE BOARD OF DIRECTORS SHOULD IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD AS A WHOLE, ITS COMMITTEES AND THE CONTRIBUTION OF INDIVIDUAL DIRECTORS.

Comment: The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit Committee, the Compensation Committee and the Health and Environment Committee and the contribution and effectiveness of individual directors.

GUIDELINE 6

         THE CORPORATION SHOULD PROVIDE AN EDUCATION AND ORIENTATION PROGRAM FOR NEW MEMBERS OF THE BOARD OF DIRECTORS.

Comment: The Corporation currently has an informal orientation and education program for new members of the Board of Directors in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board of Directors. In particular, new directors receive copies of Board material and other material regarding the business and operations of the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating, property and budget reports) and are encouraged to visit and meet with management on a regular basis.

GUIDELINE 7

         THE BOARD OF DIRECTORS SHOULD EXAMINE ITS SIZE TO ENSURE THAT IT FACILITATES EFFECTIVE DECISION MAKING.

Comment: The Board of Directors considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the Board of Directors considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board of Directors has considered its present size and has determined that at this time seven members is appropriate to effectively carry out the duties of the Board of Directors given the Corporation's current status. Seven Nominees are proposed for election to the Board at the annual and special meeting and historically, the Board has consisted of seven persons.

GUIDELINE 8

         THE BOARD SHOULD REVIEW THE ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS TO ENSURE THAT IT REFLECTS THE RESPONSIBILITIES AND RISKS INVOLVED.

Comment: Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to participate in the Plan and to reimbursement for expenses incurred in attending directors' and shareholders' meetings. The Compensation Committee periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Corporation's current position as an exploration company with no regular revenues from operations.

GUIDELINE 9

         COMMITTEES OF THE BOARD OF DIRECTORS SHOULD BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED.

Comment: The Board of Directors currently has three subcommittees, the Audit Committee, the Compensation Committee and the Health and Environment Committee. Each of the Audit Committee, the Compensation Committee and the Health and Environment Committee is composed of a majority of outside and unrelated directors. See commentary under "Guidelines 13 and 1(e)" for further details. Due to the size of the Corporation and its Board of Directors, the functions of an executive committee and a nominating committee are performed by the entire Board of Directors. From time to time, the Board of Directors will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

GUIDELINE 10

         THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR CORPORATE GOVERNANCE ISSUES.

Comment: The Board of Directors as a whole is responsible for the Corporation's approach to corporate governance issues. The Board of Directors does not currently have a Chairman; however, the President of the Corporation acts as Chairman at each meeting as he is primarily responsible for setting the agenda and is generally most familiar with the matters to be considered.

GUIDELINE 11

         THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER TOGETHER SHOULD DEVELOP POSITION DESCRIPTIONS FOR THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER, INVOLVING THE DEFINITION OF THE LIMITS TO MANAGEMENT'S
RESPONSIBILITIES. IN ADDITION, THE BOARD OF DIRECTORS SHOULD APPROVE OR DEVELOP CORPORATE OBJECTIVES WHICH THE CHIEF EXECUTIVE OFFICER IS RESPONSIBLE FOR MEETING.

Comment: The Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and Chief Executive Officer and management. In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to Board approval.

                  Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to approval of the Board of Directors or, where appropriate (for example, the consideration of matters relating to the Inco Acquisition), a duly authorized committee of the Board of Directors.

                  In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the same.

GUIDELINE 12

         THE BOARD OF DIRECTORS SHOULD HAVE APPROPRIATE STRUCTURES AND PROCEDURES TO ENSURE THAT IT CAN FUNCTION INDEPENDENTLY OF MANAGEMENT.

Comment: In order to ensure that the Board of Directors can function independently of management, the unrelated directors will, in appropriate circumstances, meet separately from the related directors as an ad hoc subcommittee of the Board of Directors. The Board of Directors reviews its procedures on an ongoing basis to ensure that it can function independently of management.

GUIDELINE 13

         THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS SHOULD BE COMPRISED ONLY OF OUTSIDE DIRECTORS. THE AUDIT COMMITTEE SHOULD HAVE DIRECT COMMUNICATION CHANNELS WITH EXTERNAL AUDITORS.

Comment: The Audit Committee currently consists of three directors, Messrs. Beach, Ross and Ashcroft, each of who is an outside director. The Audit Committee reviews the Corporation's audited financial statements and meets with the Corporation's management and auditors for purposes of reviewing the Corporation's audited financial statements.

GUIDELINE 14

         THE BOARD OF DIRECTORS SHOULD IMPLEMENT A SYSTEM WHICH ENABLES INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE, IN APPROPRIATE CIRCUMSTANCES.

Comment: Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the Board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

                         * * * * * * * * * * * * * * * *

         The contents and sending of this information circular have been approved by the directors of the Corporation.

         DATED as of the 13th day of May, 2002.

                                   BY ORDER OF THE BOARD OF DIRECTORS

                                   (Signed)

                                   A.T. MacGibbon
                                   President and Chief Executive Officer

                                   SCHEDULE I

                          NOTICES RE CHANGE OF AUDITORS



TO:               JOHN E. GOODWIN, CHARTERED ACCOUNTANT

AND TO:           SMITH, NIXON & CO. LLP, CHARTERED ACCOUNTANTS



                  TAKE NOTICE THAT John E. Goodwin, Chartered Accountant, the former auditor of FORT KNOX GOLD RESOURCES INC. (the "Corporation"), at the request of management of the Corporation, have tendered their resignation effective December 20, 2001 and the directors of the Corporation by resolution passed on December 7, 2001 have appointed Smith, Nixon & Co. LLP, Chartered Accountants, successor auditors in their place.

                  TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Corporation's Board of Directors have approved and accepted the resignation of John E. Goodwin, Chartered Accountant, and have approved the appointment of Smith, Nixon & Co. LLP, Chartered Accountants, in their place; and

(c) in the opinion of the Corporation, no reportable events occurred prior to the Resignation of John E. Goodwin, Chartered Account. Reportable events means disagreements or unresolved issues between the Corporation and John E. Goodwin, Chartered Account, and consultations between the Corporation and John E. Goodwin, Chartered Accountant.

                  DATED at Toronto, Ontario this 26th day of February, 2002.

                                                   BY ORDER OF THE BOARD

                                                   "Signed"

                                                   A.T. MacGibbon, President

                                   SCHEDULE II

                    SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
                          FORT KNOX GOLD RESOURCES INC.
                           AUTHORIZING THE NAME CHANGE

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Corporation be amended to change the name of the Corporation from Fort Knox Gold Resources Inc. to FNX Mining Company Inc. or such other name as is acceptable to the Ministry of Consumer and Business Services;

2. notwithstanding the foregoing, the directors of the Corporation are hereby authorized to revoke this resolution before it is acted on without further approval of the shareholders of the Corporation; and

3. any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to sign the articles of amendment in duplicate and to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as such director or officer of the Corporation may determine necessary or desirable to carry out the terms of the foregoing resolution such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                  SCHEDULE III

                        RESOLUTION OF THE SHAREHOLDERS OF
                          FORT KNOX GOLD RESOURCES INC.
                   AUTHORIZING AMENDMENT TO STOCK OPTION PLAN

BE IT RESOLVED THAT:


1. the number of common shares of the Corporation issuable pursuant to the stock option plan of the Corporation be set at 5,500,000, subject to any limitations imposed by applicable regulations, laws, rules and policies; and

2. any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.

                                   SCHEDULE IV

                        RESOLUTION OF THE SHAREHOLDERS OF
                          FORT KNOX GOLD RESOURCES INC.
                 AUTHORIZING FUTURE PRIVATE PLACEMENT FINANCINGS

BE IT RESOLVED THAT:


1. the directors of the Corporation are hereby authorized to issue up to 50% of the number of common shares of the Corporation or securities convertible into common shares of the Corporation outstanding as at the date hereof pursuant to private placement financings during the period ending one year from the date hereof, subject to the following terms:

         (a) all private placement financings will be carried out by the Corporation in accordance with the guidelines of The Toronto Stock Exchange; and

         (b) each such private placement would be completed with purchasers substantially at arm's length to the Corporation and would not materially affect control of the Corporation; and

2. any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolution.

Document 18. Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated June 9, 2003.

                             FNX MINING COMPANY INC.



                           ANNUAL AND SPECIAL MEETING



                             TO BE HELD JUNE 9, 2003





                                NOTICE OF MEETING

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR

                             FNX MINING COMPANY INC.

                         Suite 700, 55 University Avenue
                            Toronto, Ontario M5J 2H7

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of FNX Mining Company Inc. (the "Corporation") will be held at The Toronto Stock Exchange, Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2 on Monday, the 9th day of June, 2003, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the report of the auditors thereon;

2.       to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and if thought fit, pass a resolution authorizing an amendment to the stock option plan of the Corporation to replace 2,000,000 common shares of the Corporation ("Common Shares") which have previously been issued upon the exercise of options;

5. to consider and if thought fit, pass a resolution authorizing the directors to issue up to 50% of the number of Common Shares outstanding as at the date of the meeting, from time to time during the 12 month period following the meeting pursuant to one or more private placement financings;

6. to consider, and if thought fit, pass a resolution authorizing an amendment to the by-laws of the Corporation to provide for a minimum of three and a maximum of eleven directors on the board of directors; and

7. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

         This notice is accompanied by a form of proxy, a management information circular, the audited financial statements of the Corporation for the fiscal year ended December 31, 2002 and a supplemental mailing list form.

         Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

         DATED at Toronto, Ontario as of the 9th day of May, 2003.

                           BY ORDER OF THE BOARD

                           (Signed)

                           A.T. MacGibbon, President and Chief Executive Officer FNX Mining Company Inc.

                             FNX MINING COMPANY INC.

                         MANAGEMENT INFORMATION CIRCULAR


SOLICITATION OF PROXIES

         THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FNX MINING COMPANY INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

         The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of the meeting, or delivering the completed proxy to the chairman on the day of the meeting or any adjournment thereof.

         A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or any adjournment thereof, or in any other manner permitted by law.

         The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the BUSINESS CORPORATIONS ACT (Ontario).

VOTING OF PROXIES

         Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

NON-REGISTERED HOLDERS

         Only registered holders of common shares of the Corporation (the "Common Shares") or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

         Intermediaries are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "voting instructions form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

         The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at April 30, 2003, the Corporation had issued and outstanding 38,742,169 Common Shares.

         The Corporation shall make a list of all persons who were registered holders of Common Shares on May 9, 2003 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the day of the meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the meeting.

         To the knowledge of the directors and officers of the Corporation, as of April 30, 2003, the following are the only persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting:

------------------------------------------------------------------------------------------------------------------
                                                                               % of the Class of Outstanding
                                           Common Shares so Owned,             Voting Securities of the
Name of Shareholder                        Controlled or Directed              Corporation (1)
------------------------------------------------------------------------------------------------------------------
Dundee Wealth Management Inc.                          7,008,200                               18.1
------------------------------------------------------------------------------------------------------------------

(1)      Based on 38,742,169 Common Shares issued and outstanding as at April
         30, 2003.

EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

         The following table, presented in accordance with Form 40 of the Regulation made under the SECURITIES ACT (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended December 31, 2002, the six months ended December 31, 2001 and the fiscal year ended June 30, 2001 in respect of the individual who was, at each year-end, the President and Chief Executive Officer of the Corporation (the "Named Executive Officer") The Corporation had no other executive officers whose total salary and bonuses during the fiscal year ended December 31, 2002 exceeded $100,000.

                                         SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        All Other
                       Fiscal Year                                                                                    Compensation
   Name and Title         Ended              Annual Compensation                   Long Term Compensation                  ($)
                                   ---------------------------------------------------------------------------------
                                     Salary   Bonus ($)    Other Annual     Securities      Restricted    LTIP
                                       ($)                 Compensation    Under Options     Shares or    Payouts
                                                                            Granted (#)     Restricted       ($)
                                                                                            Share Units
                                                                                                ($)
------------------------------------------------------------------------------------------------------------------------------------
A.T. MacGibbon         December      200,000  350,000(1)  Nil             645,000          Nil            Nil        Nil
President, Chief       31, 2002
Executive Officer
and Director
                     ---------------------------------------------------------------------------------------------------------------
                       December      75,000   Nil         Nil             300,000          Nil            Nil        Nil
                       31, 2001(2)
                     ---------------------------------------------------------------------------------------------------------------
                       June 30,      150,000  Nil         Nil             405,000          Nil            Nil        Nil
                       2001
------------------------------------------------------------------------------------------------------------------------------------

(1) $50,000 was paid as a bonus in respect of the year ended December 31, 2001 year which was paid in 2002 and $300,000 was paid as a performance bonus in respect of the year ended December 31, 2002 for meeting certain performance targets and goals as set in Mr. MacGibbon's employment contract. See "Executive Compensation - Employment Contracts".

(2)      Fiscal year comprised of six months.

OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 2002

         The following table sets forth details regarding stock options granted to the Named Executive Officer during the fiscal year ended December 31, 2002.

-------------------------------------------------------------------------------------------------------------------------------
     Name and Title         Securities        % of Total      Exercise Price    Market Value of      Expiration Date
                           Under Options   Options Granted         ($)            Securities
                            Granted (#)    to Employees in                        Underlying
                                            Financial Year                      Options on the
                                                                                 Date of Grant
                                                                                      ($)
-------------------------------------------------------------------------------------------------------------------------------
A.T. MacGibbon,               250,000             25               4.10              4.10            August 7, 2007
President, Chief              395,000             39               5.00              5.00          September 10, 2007
Executive Officer and
Director
-------------------------------------------------------------------------------------------------------------------------------


OPTIONS EXERCISED AND AGGREGATES REMAINING AT YEAR-END

         The following table provides detailed information regarding options exercised by the Named Executive Officer during the fiscal year ended December 31, 2002 and options held by the Named Executive Officer as at December 31, 2002.

--------------------------------------------------------------------------------------------------------------------------
Name                      Securities       Aggregate        Unexercised Options at             Value of Unexercised
                          Acquired on        Value             December 31, 2002             In-the-money Options at
                           Exercise        Realized                                             December 31, 2002
                              (#)             ($)
                                                     ---------------------------------------------------------------------
                                                         Exercisable     Unexercisable    Exercisable     Unexercisable
                                                             (#)              (#)             ($)              ($)
--------------------------------------------------------------------------------------------------------------------------
A.T. MacGibbon,             250,000       950,000 (1)      310,000        100,000(4)      1,176,000 (5)    560,000 (5)
President, Chief            100,000       468,000 (2)      250,000            Nil           625,000 (6)        Nil
Executive Officer and       295,000      1,351,100 (3)     395,000            Nil           632,000 (7)        Nil
Director
--------------------------------------------------------------------------------------------------------------------------

(1) Based on the closing price of the Common Shares on August 7, 2002 of $4.20 less the exercise price of options of such options of $0.40.

(2) Based on the closing price of the Common Shares on September 10, 2002 of $5.08, less the exercise price of such options of $0.40.

(3) Based on the closing price of the Common Shares on September 10, 2002 of $5.08, less the exercise price of such options of $0.50.

(4) Such options vest and become exercisable at such time as material is first extracted from the Corporation's Sudbury Basin properties (the "Properties") and delivered to the mill of Inco Limited ("Inco").

(5) Based on the closing price of the Common Shares on December 31, 2002 of $6.60, less the exercise price of such options of $1.00.

(6) Based on the closing price of the Common Shares on December 31, 2002 of $6.60, less the exercise price of such options of $4.10.

(7) Based on the closing price of the Common Shares on December 31, 2002 of $6.60, less the exercise price of such options of $5.00.

EMPLOYMENT CONTRACTS

         The Corporation entered into an agreement (the "Executive Services Agreement") effective January 1, 2002 with ATM & Associates Inc. ("ATM"), a corporation wholly owned by A.T. MacGibbon

(Mr. MacGibbon and ATM are collectively referred to in the Executive Services Agreement as the "Chief Executive"). The Executive Services Agreement provides for the appointment of the Chief Executive as Chief Executive Officer of the Corporation for the term of the agreement, commencing January 1, 2002. The Executive Services Agreement will continue in effect unless terminated in accordance with the provisions thereof by the Corporation or by the Chief Executive as discussed in detail below. The Executive Services Agreement also provides that the Chief Executive may terminate the Executive Services Agreement at any time on written notice in favour of an executive employment contract having identical terms to the Executive Services Agreement, except that it provides for the provision of services to the Corporation by Mr. MacGibbon directly instead of through ATM. The Chief Executive gave such notice on January 1, 2003. The Executive Services Agreement provides for remuneration payable to the Chief Executive of $200,000 per year (the "Annual Fee") and normal benefits available to officers of the Corporation including a suitable motor vehicle. The Annual Fee is subject to review by the Board of Directors at least once per year and may be increased as determined by the Board. The Executive Services Agreement also provides for the possible payment of an annual bonus to the Chief Executive in respect of each completed fiscal year, the amount of which is to be determined in the discretion of the Board of Directors and a one-time only performance bonus of $300,000 for increasing the market capitalization of the Corporation from approximately $21.4 million to in excess of $200 million, which performance was achieved and such bonus was paid during the 2002 fiscal year. In addition, the Chief Executive was granted 300,000 options to purchase Common Shares at an exercise price of $1.00 expiring on November 13, 2006 pursuant to the Executive Services Agreement. Pursuant to the Executive Services Agreement, 100,000 of these options have vested upon the execution of the agreement with Inco to acquire the Properties and 100,000 of these options have vested based on the market capitalization of the Corporation increasing from approximately $21.4 million to in excess of $200 million. The remaining 100,000 options will vest when material is first extracted from the Properties and delivered to the Inco mill. The Executive Services Agreement further provides for the issuance of replacement options (with an exercise price equal to the market price at the time of grant) to replace any options held by the Chief Executive that are exercised. The Corporation is entitled to terminate the Executive Services Agreement at any time with cause, or upon the death or disability of Mr. MacGibbon. The Executive Services Agreement also provides that the Chief Executive may terminate the Executive Services Agreement on 30 days' prior notice to the Corporation within 180 days of the occurrence of any of the following: (i) the Chief Executive being relieved of his duties as Chief Executive other than for cause, disability or death; (ii) a material change in the duties performed by the Chief Executive; (iii) a material change in the salary, benefits or other remuneration payable to the Chief Executive (other than bonuses); (iv) a material breach by the Corporation of the provisions of the Executive Services Agreement; or (v) a change of control of the Corporation. In the event of termination by the Chief Executive for any of the foregoing reasons, the Chief Executive is entitled to a lump sum amount equal to twice the Annual Fee at the time of termination.

COMPOSITION OF COMPENSATION COMMITTEE

         The Corporation's Compensation Committee is comprised of three directors: Robert D. Cudney (Chairman), A. T. MacGibbon and Wayne G. Beach. Messrs. Cudney and Beach are both "unrelated" directors as discussed below under "Statement of Corporate Governance Practices". Mr. MacGibbon is the President and Chief Executive Officer of the Corporation. At the time the Executive Services Agreement was negotiated, Mr. MacGibbon was not a member of the Compensation Committee. Mr. MacGibbon replaced Mr. James W. Ashcroft as a member of the Compensation Committee effective April 4, 2002.

         The Committee was established for the purpose of reviewing and approving the compensation of executive officers and reporting thereon to the Board of Directors. The Compensation Committee meets in absence of Mr. MacGibbon to deliberate compensation issues relating directly to Mr. MacGibbon. See "Statement of Corporate Governance Practices - Guideline 1".

REPORT ON EXECUTIVE COMPENSATION

         The compensation of the executive officers of the Corporation is determined on the basis of several factors, including compensation paid to persons occupying similar positions with resource exploration and development stage companies of comparable size, the individual's experience, corporate responsibilities, the performance of the individual and the achievement of specified annual objectives. The current compensation package consists of salary, bonuses and stock options and most of the emphasis is placed on stock options and salary as described below. The executive officers of the Corporation are entitled to receive all benefits which are available to senior management generally. The Compensation Committee conducts an annual review to consider and adjust executive compensation and relies upon the knowledge and experience of its members and other members of the Board of Directors regarding appropriate levels of salary and other compensation based upon the executive officer's performance, the Corporation's performance and the Corporation's development. As well, from time to time during each year, the Committee recommends grants of stock options. Through this process, and having regard to employment contracts entered into with executives, individual salaries and bonuses are established and stock options are granted.

         The Compensation Committee assesses the performance of the Named Executive Officer in accordance with the terms of the Executive Services Agreement and establishes his base salary, bonus and stock option entitlement in the same way that the compensation of other executive officers is established, as outlined below.

BASE SALARIES

         The Corporation's policy has traditionally been to establish salaries and benefits paid to the Corporation's executive officers, including those paid to the Chief Executive Officer, below those generally paid to persons performing similar functions in comparable entities within the mining industry reflecting the Corporation's "growth" stage of development. The Corporation has attempted to offset any differences in the amount of compensation paid compared to the amount of compensation that would generally be paid by other comparable entities through the grant of stock options. The annual compensation of the Chief Executive Officer was increased January, 2002 because of the growth in the Corporation resulting from the Corporation's acquisition of the Properties and the Chief Executive Officer's greater responsibilities as a result of the Corporation's increased infrastructure. The annual compensation of the Chief Executive Officer has not been increased and the Chief Executive Officer has not been awarded performance bonuses since January, 2002.

BONUS COMPENSATION

         Historically the Corporation has not paid bonuses to its executive officers other than the specific performance bonuses awarded to the Named Executive Officer during the year ended December 31, 2002, paid in accordance with the terms of the Executive Services Agreement based upon the Corporation achieving certain performance targets on account of the improvement in the Corporation's performance resulting from the Corporation's acquisition of the Properties and as reflected, among other factors, by the growth in the Corporation's infrastructure and the increase in the trading price of the Common Shares. In the future, it is expected that bonuses will be paid to executive officers based upon objectives relating to each executive officer's corporate responsibility. The annual bonus of the Named Executive Officer, if any, will be determined by the Board of Directors each year based upon the achievement of certain performance targets, budget attainment, and other corporate criteria.

STOCK OPTION PLAN

         The stock option plan of the Corporation (the "Plan") is designed to motivate and retain directors, officers, key employees, and other service providers, and to align their interests with those of the Corporation's shareholders. Participation in the plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the Plan enables executives to develop and maintain a significant ownership interest in the Corporation. All options that have been granted under the Plan have been issued at an exercise price not less than the market price of the Common Shares on the date of the grant.

         Long-term incentives for executive officers have been provided through stock options granted under the Plan. As the Corporation is in the growth stage, stock options are used to provide incentives to the executive officers and are intended to be an important part of compensation. The Corporation may amend its stock option policies as it moves further towards becoming a development stage company and continues to review the appropriateness of all forms of compensation paid to executive officers. Criteria for granting stock options under the plan include:

o        the performance of the executive officers;

o the level of responsibility of the executive officers with the Corporation;

o the number of stock options issued to the executive officers in the past; and

o the difference between salaries or other compensation which such executive officers are receiving from the Corporation when compared to compensation they could earn elsewhere.

         Stock options, including grants and exercise of options by the Named Executive Officer have been outlined in detail elsewhere in this information circular.

                     Submitted by the Compensation Committee

                                Robert D. Cudney

                   A. T. MacGibbon           Wayne G. Beach

         The following graph and table illustrate the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) based upon a $100 investment from December 31, 1997 to December 31, 2002, compared to the cumulative total shareholder return from a similar investment in the S&P/TSX Composite Index and the Global Industry Classification Standard Precious Metals and Mining Index over the same period:

                               PERFORMANCE GRAPH

                                   [GRAPHIC]


   ------------------------------------------------------------------------------------------------------------
                    December 31,    December 31,   December 31,    December 31,    December 31,   December 31,
                        1997            1998           1999            2000            2001           2002
   ------------------------------------------------------------------------------------------------------------
   FNX                 $100.00         $69.61         $26.47          $34.31          $156.86        $647.06
   ------------------------------------------------------------------------------------------------------------
   S&P/TSX             $100.00         $92.42         $129.63         $139.23         $121.73        $106.59
   ------------------------------------------------------------------------------------------------------------
   Metals and          $100.00         $59.93         $62.57          $53.20          $55.19         $80.03
   Mining
   ------------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

         Directors who are not officers of the Corporation are not currently paid any fees for their services as directors. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. It is expected that the Corporation will review its policies regarding the compensation of directors during the 2003 fiscal year as the development of the Corporation continues. During the fiscal year ending December 31, 2002, compensation was paid to Mr. Ashcroft for mining engineering consulting services provided to the Corporation.

         Directors are also entitled to participate in the Plan. Of the 3,261,500 options of the Corporation outstanding as at April 30, 2003, 2,328,000 options have been granted to current directors of the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

         The Corporation has obtained liability insurance for the directors and officers of the Corporation. The total annual premium for such insurance is approximately $20,400 in respect of directors and officers, no part of which is payable by the directors or officers of the Corporation. The aggregate insurance coverage under the policy for both directors and officers is limited to $10 million with no deductible per occurrence for certain identified items under the policy and a $50,000 deductible for items that are not identified under the policy.

ELECTION OF DIRECTORS

         The articles of the Corporation provide that the board of directors of the Corporation may consist of a minimum of three and a maximum of eleven directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

         At the meeting, shareholders will be asked to elect seven directors to the board of directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

---------------------------------------------------------------------------------------------------------------------------------
Name and Municipality             Position with    Period of      Present Occupation if                     Number of Common
of Residence                      Corporation      Service as a   Different from Office Held (1)            Shares Beneficially
                                                   Director                                                 Owned or Over Which
                                                                                                            Control is
                                                                                                            Exercised (2)
---------------------------------------------------------------------------------------------------------------------------------
A. Terrance MacGibbon (3)(5)      President and    Since 1997     N/A                                             700,000
Oakville, Ontario                 Chief
                                  Executive
                                  Officer and
                                  Director
---------------------------------------------------------------------------------------------------------------------------------
Terrence Podolsky                 Director         Since 1984     Consulting Geologist                            278,501
Oakville, Ontario
---------------------------------------------------------------------------------------------------------------------------------
Donald M. Ross(4)                 Director         Since 1984     Chairman of the Board,                          342,000
Toronto, Ontario                                                  Jones, Gable & Company Limited
---------------------------------------------------------------------------------------------------------------------------------
Robert D. Cudney(3)               Director         Since 1993     President and Chief Executive Officer,         127,800(6)
Toronto, Ontario                                                  Northfield
---------------------------------------------------------------------------------------------------------------------------------
Wayne G. Beach(3)(4)              Director         Since 1996     Barrister and Solicitor                         321,200
Toronto, Ontario
---------------------------------------------------------------------------------------------------------------------------------
James W. Ashcroft(4)(5)           Director         Since 2001     Consulting Mining Engineer                       50,000
Sudbury, Ontario
---------------------------------------------------------------------------------------------------------------------------------
Jay Goldman                       Nominee          N/A            Barrister and Solicitor                          76,000
Toronto, Ontario
---------------------------------------------------------------------------------------------------------------------------------

(1) All of the foregoing Nominees have held their present position(s) with the same or associated firms or organizations during the past five years.

(2) The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at April 30, 2003.

(3)      Member of the Compensation Committee.

(4)      Member of the Audit Committee.

(5)      Member of the Health and Environment Committee.

(6) Mr. Cudney also controls Northfield Capital Corp. which owned, controlled or directed 1,687,546 Common Shares as at April 30, 2003.

         IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

         Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Smith, Nixon & Co. LLP as auditors of the Corporation for the current fiscal year and to authorize the directors to fix their remuneration. Smith, Nixon & Co. LLP were appointed as auditors of the Corporation on December 20, 2001. Prior to then, the auditor of the Corporation was John E. Goodwin, FCA, Chartered Accountant.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

         No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year.

AMENDMENT TO STOCK OPTION PLAN

         At the meeting, shareholders will be asked to approve a resolution authorizing an amendment to the Plan. The Plan was last amended by shareholders of the Corporation on June 13, 2002. The Board has approved an amendment to the Plan designed to replace 2,000,000 Common Shares which have been issued upon the exercise of options previously granted (the "Amendment"). Shareholders will be asked at the meeting to ratify the Amendment by approving resolutions (the "Option Plan Resolution") substantially in the form attached as Schedule I hereto (the "Amendment"). As a result of the Amendment, a number of Common Shares which is equal to approximately 13.8% of the issued and outstanding Common Shares as at April 30, 2003 will be available for issuance upon the exercise of options issued or to be issued by the Corporation.

         The Amendment is intended to replenish the number of Common Shares available for issuance under the Plan so that an aggregate of 5,339,500 Common Shares (which is equal to approximately 13.8% of the issued and outstanding Common Shares as at April 30, 2003) are available for issuance under the Plan. Pursuant to the Amendment, Section 3 of the Plan which provides for the maximum number of Common Shares available for the grant of options will be amended resulting in the Plan properly reflecting the actual number of Common Shares which are available for issuance upon the exercise of options previously granted and options to be granted in the future as of the date of the Amendment.

         An aggregate of 2,160,500 stock options have been exercised pursuant to the Plan to April 30, 2003. As at April 30, 2003 and prior to the Amendment, the maximum number of Common Share remaining available under the Plan for issuance was 78,000 (which is equal to approximately 0.1% of the issued and outstanding Common Shares as at April 30, 2003). The Amendment will increase the number of Common Shares available for the grant of options by 2,000,000 Common Shares by replacing 2,000,000 Common Shares issued upon the exercise of previously outstanding options. As at April 30, 2003, 3,261,500 options remain outstanding and unexercised and 78,000 options are available for future grants. Following the Amendment, the Corporation would have an aggregate of 5,339,500 Common Shares available for issuance upon the exercise of options previously granted and options available for granting, which will represent approximately 13.8% of the Corporation's issued and outstanding Common Shares as at April 30, 2003. No financial assistance is or will be provided to participants in the Plan by the Corporation to facilitate the purchase of Common Shares under the Plan.

         Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour. The TSX has approved the proposed Amendment conditional upon the approval of the Option Plan Resolution by the shareholders of the Corporation and receipt by the TSX of all requisite documentation necessary to list the additional Common Shares issuable under the Plan.

         The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth as described under "Executive Compensation - Stock Option Plan".

         The Corporation anticipates further increasing its infrastructure as a result of its increased exploration activities and anticipated mining activities on the Properties. Management is of the opinion that the proposed Amendment to replenish the number of Common Shares available for issuance thereunder would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant options and assist the Corporation in attracting and retaining qualified senior management, directors and other service providers.

APPROVAL OF FUTURE PRIVATE PLACEMENT FINANCINGS

         Management is of the view that additional funds may be required for the Corporation to expand its exploration and development activities. The Corporation may wish to raise further equity funding pursuant to one or more private placements.

         At the meeting, shareholders will be asked to approve an ordinary resolution (the "Private Placement Financing Resolution") authorizing the board of directors to enter into one or more private placements from time to time during the 12 month period following the shareholder meeting to issue up to 50% of the number of Common Shares outstanding as at the date of the meeting to subscribers, all or substantially all of whom would be at arm's length to the Corporation. Pursuant to the rules and guidelines of the TSX, shareholder approval may be required if the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period exceeds 25% of the number of shares of the Corporation which are outstanding prior to giving effect to such transactions (the "TSX 25% Rule"). The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which the Corporation may wish to raise in the future by private placement of its securities. Management of the Corporation is of the view that it would be prudent to have the authority to secure additional funds by issuing additional securities by way of private placement in order to save the time and expense of seeking shareholder approval at a special meeting of shareholders. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is obtained.

         Private placements will be completed only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to expand its activities. The issuance of Common Shares pursuant to these private placements will not materially affect the control of the Corporation. Each private placement will only take place with the prior approval of the TSX which approval would be conditional upon compliance with the rules and guidelines of the TSX. These rules provide, in part, that each private placement must be substantially with parties at arm's length to the Corporation, each cannot materially affect control of the company, must be completed within a 12 month period following the date of shareholder approval and must not be priced lower than the closing price (the "Market Price") on the trading day prior to the date notice is given to the TSX of the private placement, less the applicable discount permitted by the TSX.

         In any event, the TSX retains the discretion to decide whether or not a particular private placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

         At the meeting, shareholders will be asked to consider and, if thought fit, approve the Private Placement Financing Resolution substantially in the form attached as Schedule II to this information circular, authorizing the board of directors to enter into one or more private placements as discussed above. Approval will be obtained if a majority of the votes cast are in favour.

AMENDMENT TO BY-LAW NO. 1 OF THE CORPORATION

         By-Law No. 1 of the Corporation provides that the board of directors may consist of a minimum of five and a maximum of nine directors. Effective March 7, 1997, the articles of the Corporation were amended to provide that the board may consist of a minimum of three and a maximum of eleven directors. Given the current state of growth of the Corporation, the range for the number of directors as currently provided in By-Law No. 1 may be restrictive. Management is of the view that that By-Law No. 1 should be amended to provide for a minimum of three and a maximum of eleven directors to conform with the articles of the Corporation (the "By-Law Amendment"). The By-Law Amendment was approved by the directors of the Corporation effective May 9, 2003 and pursuant to the Business Corporations Act (Ontario) must be approved by the shareholders of the Corporation.

         At the meeting, shareholders will be asked to consider and, if thought fit, approve the By-Law Amendment resolution substantially in the form attached as Schedule III to this information circular.
Approval will be obtained if a majority of the votes cast are in favour.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         There have been no material transactions entered into since January 1, 2002 or proposed to be entered into by the Corporation with any director or senior officer of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing that have not previously been disclosed in an information circular of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The board has confirmed the strategic objective of the Corporation of seeking out and exploring mineral bearing deposits with the intention of developing and mining the deposit. The Corporation is currently focused on applying this strategy with respect to the Properties.

         The TSX has set out a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. The TSX has recently undertaken a review of the TSX Guidelines and has proposed certain revisions, which have yet to be adopted. These revisions have been proposed in order to improve corporate governance practices in light of recent corporate governance related developments in Canada and in the United States. While the proposed revisions to the TSX Guidelines are not yet in force, the Corporation has undertaken to re-examine its corporate governance practices in the context of the proposed revisions in order to improve its corporate governance practices and will implement any applicable changes to its practices where appropriate.

         Set out below is a description of the Corporation's approach to corporate governance in relation to the TSX Guidelines.

GUIDELINE 1

         THE BOARD OF DIRECTORS SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR STEWARDSHIP OF THE CORPORATION.

Comment: The mandate of the board of directors of the Corporation (the "Board of Directors" or the "Board") is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board of Directors remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(a)      ADOPTION OF A STRATEGIC PLANNING PROCESS

         The Board of Directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation, however, the Board of Directors takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis. In addition, the Board of Directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(b) IDENTIFICATION OF THE PRINCIPAL RISKS ASSOCIATED WITH THE CORPORATION'S BUSINESS AND ENSURING THE IMPLEMENTATION OF APPROPRIATE SYSTEMS TO MANAGE THESE RISKS

         Mineral exploration is inherently unpredictable. Future metal prices, the success of exploration and development programs and other property transactions can have a significant impact on capital requirements.

         The Board of Directors has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration and development activities and the success of the Corporation's exploration and development activities.

         The Board of Directors has assigned the responsibility for monitoring these risks to the Chief Executive Officer of the Corporation. The directors review all activities of the Chief Executive Officer regularly at meetings of the Board.

(c) SUCCESSION PLANNING INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT

         The Board of Directors makes all senior officer appointments. The Compensation Committee monitors their performance and is responsible for succession planning and management development.

(d)      A COMMUNICATIONS POLICY FOR THE CORPORATION

         The Board of Directors has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis. Most of the Corporation's communications with its shareholders are reviewed by the Board of Directors including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes except for periodic press releases on exploration results, whether material or not which are reviewed by management and interested third parties only.

(e) THE INTEGRITY OF THE CORPORATION'S INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS

         Board approval is required for any management decisions which may have a significant impact on the Corporation, including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the Board of Directors, the directors have determined that it would be appropriate for most of these issues to be considered by the Board as a whole rather than by committee unless directors have a conflict of interest. Accordingly, the only permanent committees of the Board are:

                  (i) the Audit Committee, comprised of Messrs. Beach, Ross and Ashcroft, which has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems;

                  (ii) the Compensation Committee, comprised of Messrs. Cudney, Beach and MacGibbon, which has been given responsibility for:

                           (A) establishing and reviewing levels of salary, bonus, benefits and incentives provided to senior officers of the Corporation;

                           (B) considering terms of employment of senior officers of the Corporation;

                           (C) making recommendations as to grants of options pursuant to the Plan; and

                           (D) taking carriage of nominations of new directors to the Board of Directors; and

                  (iii) the Health and Environment Committee, comprised of Messrs. Ashcroft and MacGibbon, which has been formed to:

                           (A) monitor the Corporation's operations to ensure that the Corporation adopts appropriate measures to comply with all applicable health, safety and environmental rules, laws, regulations, policies and practices; and

                           (B) work with the Corporation's environmental co-ordinator to prepare a safety, health and environmental orientation manual and a safety, health and environmental policy.

         Generally, the Board of Directors meets a minimum of six times each year. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

GUIDELINES 2 AND 3

         A MAJORITY OF THE DIRECTORS SHOULD BE "UNRELATED" DIRECTORS.

Comment: The Board is currently comprised of six directors. The Board believes that there are currently five "unrelated" directors and one "related" director within the meaning of the TSX Guidelines.

                  Pursuant to the TSX Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. Based on this definition, all of the directors of the Corporation are "unrelated" directors except for A.T. MacGibbon who is considered to be a "related" director as he is the President and Chief Executive Officer of the Corporation.

                  The TSX Report makes an informal distinction between inside and outside directors. The TSX Report considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named "unrelated" directors are also considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

GUIDELINE 4

         THE BOARD OF DIRECTORS SHOULD APPOINT A NOMINATING COMMITTEE COMPOSED EXCLUSIVELY OF OUTSIDE DIRECTORS WITH RESPONSIBILITY FOR PROPOSING NEW NOMINEES TO THE BOARD AND ASSESSING DIRECTORS ON AN ONGOING BASIS.

Comment: The Board of Directors as a whole determines nominations to the Board. Nominations are generally the result of recruitment efforts by members of the Compensation Committee and informal and formal discussions with members of the Board of Directors. Assessment of the performance of the directors is carried out by the Board of Directors as a whole on a periodic basis.

GUIDELINE 5

         THE BOARD OF DIRECTORS SHOULD IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD AS A WHOLE, ITS COMMITTEES AND THE CONTRIBUTION OF INDIVIDUAL DIRECTORS.

Comment: The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit Committee, the Compensation Committee and the Health and Environment Committee and the contribution and effectiveness of individual directors. See "Guideline 1(e)" for further details regarding these committees.

GUIDELINE 6

         THE CORPORATION SHOULD PROVIDE AN EDUCATION AND ORIENTATION PROGRAM FOR NEW MEMBERS OF THE BOARD OF DIRECTORS.

Comment: The Corporation has a formal orientation and education program for new members of the Board of Directors that has been prepared by management of the Corporation in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board of Directors. In addition, new directors receive copies of Board material and other material regarding the business and operations of the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating, property and budget reports) and are encouraged to visit and meet with management on a regular basis.

GUIDELINE 7

         THE BOARD OF DIRECTORS SHOULD EXAMINE ITS SIZE TO ENSURE THAT IT FACILITATES EFFECTIVE DECISION MAKING.

Comment: The Board of Directors considers its size each year when it passes a resolution determining the number of directors to be elected at each annual meeting of shareholders. In determining its appropriate size, the Board of Directors considers such matters as what is the appropriate size to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board of Directors has considered its present size and has determined that at this time seven members is appropriate to effectively carry out the duties of the Board of Directors given the Corporation's current status. Seven nominees are proposed for election to the Board at the annual and special meeting and historically, the Board has consisted of between six and eight persons.

GUIDELINE 8

         THE BOARD SHOULD REVIEW THE ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS TO ENSURE THAT IT REFLECTS THE RESPONSIBILITIES AND RISKS INVOLVED.

Comment: Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to participate in the Plan and to reimbursement for expenses incurred in attending directors' and shareholders' meetings. The Compensation Committee periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Corporation's current position as an exploration company with no regular revenues from operations. It is contemplated that, as the Corporation's development proceeds and the need to attract new unrelated directors increases, the Corporation will commence paying directors fees.

GUIDELINE 9

         COMMITTEES OF THE BOARD OF DIRECTORS SHOULD BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED.

Comment: The Board of Directors currently has three subcommittees, the Audit Committee, the Compensation Committee and the Health and Environment Committee. Each of the Audit Committee and the Compensation Committee is comprised of a majority of outside and unrelated directors. The Health and Environment Committee is currently comprised of one outside and unrelated director and one inside and related director. It is expected that a second outside and unrelated director will be appointed to the Health and Environment Committee after the annual and special meeting scheduled for June 9, 2003. See commentary under "Guidelines 13 and 1(e)" for further details. The functions of an executive committee and a nominating committee are performed by the Compensation Committee. From time to time, the Board of Directors will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

GUIDELINE 10

         THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR CORPORATE GOVERNANCE ISSUES.

Comment: The Board of Directors as a whole is responsible for the Corporation's approach to corporate governance issues. The Board of Directors does not currently have a Chairman; however, the President and Chief Executive Officer of the Corporation acts as Chairman at each meeting as he is primarily responsible for setting the agenda and is generally most familiar with the matters to be considered.

GUIDELINE 11

         THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER TOGETHER SHOULD DEVELOP POSITION DESCRIPTIONS FOR THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER, INVOLVING THE DEFINITION OF THE LIMITS TO MANAGEMENT'S
RESPONSIBILITIES. IN ADDITION, THE BOARD OF DIRECTORS SHOULD APPROVE OR DEVELOP CORPORATE OBJECTIVES WHICH THE CHIEF EXECUTIVE OFFICER IS RESPONSIBLE FOR MEETING.

Comment: The Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and Chief Executive Officer and management. In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to approval by the Board of Directors.

                  Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to approval of the Board of Directors or, where appropriate (for example, the consideration of matters relating to the acquisition of the Properties), a duly authorized committee of the Board of Directors.

                  In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the same.

GUIDELINE 12

         THE BOARD OF DIRECTORS SHOULD HAVE APPROPRIATE STRUCTURES AND PROCEDURES TO ENSURE THAT IT CAN FUNCTION INDEPENDENTLY OF MANAGEMENT.

Comment: In order to ensure that the Board of Directors can function independently of management, the unrelated directors will, in appropriate circumstances, meet separately from the related directors as an ad hoc subcommittee of the Board of Directors. The Board of Directors reviews its procedures on an ongoing basis to ensure that it can function independently of management.

GUIDELINE 13

         THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS SHOULD BE COMPRISED ONLY OF OUTSIDE DIRECTORS. THE AUDIT COMMITTEE SHOULD HAVE DIRECT COMMUNICATION CHANNELS WITH EXTERNAL AUDITORS.

Comment: The Audit Committee currently consists of three directors, Messrs. Beach, Ross and Ashcroft, each of whom is an outside and unrelated director. The Audit Committee reviews the Corporation's audited financial statements and meets with the Corporation's management and auditors for purposes of reviewing the Corporation's audited financial statements.

GUIDELINE 14

         THE BOARD OF DIRECTORS SHOULD IMPLEMENT A SYSTEM WHICH ENABLES INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE, IN APPROPRIATE CIRCUMSTANCES.

Comment: Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the Board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

ADDITIONAL INFORMATION

         The Corporation will provide to any person, upon request to the Corporate Secretary of the Corporation, a copy of:

(a) the Corporation's current annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b) the Corporation's most recently filed annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and

(c)      this information circular

provided that the Corporation will require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

                         * * * * * * * * * * * * * * * *

         The contents and sending of this information circular have been approved by the directors of the Corporation.

         DATED as of the 9th day of May, 2003.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       (Signed)

                                       A.T. MacGibbon
                                       President and Chief Executive Officer

                                   SCHEDULE I

                        RESOLUTION OF THE SHAREHOLDERS OF
                             FNX MINING COMPANY INC.
                   AUTHORIZING AMENDMENT TO STOCK OPTION PLAN



WHEREAS the Corporation wishes to replenish the number of common shares of the Corporation ("Common Shares") available for the grant of options under its stock option plan (the "Plan"), to replace 2,000,000 Common Shares which have been issued upon the exercise of previously granted options.

NOW THEREFORE BE IT RESOLVED THAT:

1. The Corporation is hereby authorized to amend the Plan to replace 2,000,000 Common Shares which have been issued upon the exercise of previously granted options so that 5,339,500 Common Shares will be available for issuance upon the exercise of options granted under the Plan, subject to any limitations imposed by applicable regulations, laws, rules and policies; and

2. any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.

                                   SCHEDULE II

                        RESOLUTION OF THE SHAREHOLDERS OF
                             FNX MINING COMPANY INC.
                 AUTHORIZING FUTURE PRIVATE PLACEMENT FINANCINGS

BE IT RESOLVED THAT:


1. the directors of the Corporation are hereby authorized to issue up to 50% of the number of common shares of the Corporation or securities convertible into common shares of the Corporation outstanding as at the date hereof pursuant to private placement financings during the period ending one year from the date hereof, subject to the following terms:

         (a) all private placement financings will be carried out by the Corporation in accordance with the guidelines of The Toronto Stock Exchange; and

         (b) each such private placement would be completed with purchasers substantially at arm's length to the Corporation and would not materially affect control of the Corporation; and

2. any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolution.

                                  SCHEDULE III

                        RESOLUTION OF THE SHAREHOLDERS OF
                             FNX MINING COMPANY INC.
           AUTHORIZING AN AMENDMENT TO BY-LAW NO. 1 OF THE CORPORATION

BE IT RESOLVED THAT:

1. Paragraph 2, Section 2 of By-Law No. 1 of the Corporation be and is hereby amended by deleting the sentence following the heading "Number of Directors" and replacing it with the following:

         "THE BUSINESS AND AFFAIRS OF THE CORPORATION SHALL BE MANAGED OR SUPERVISED BY A MINIMUM OF THREE AND A MAXIMUM OF ELEVEN DIRECTORS."; and

2. any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolution.

Document 19. Preliminary Short Form Prospectus, dated June 28, 2002.

A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN THE PROVINCES OF BRITISH COLUMBIA, ALBERTA, MANITOBA AND ONTARIO BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THIS SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). ACCORDINGLY, THE SECURITIES OFFERED HEREBY MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY WITHIN THE UNITED STATES. SEE "PLAN OF DISTRIBUTION".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. YOU CAN OBTAIN COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND OF THE PERMANENT INFORMATION RECORD WITHOUT CHARGE FROM FNX MINING COMPANY INC., AT SUITE 300, 347 BAY STREET, TORONTO, ONTARIO M5H 2R7, TELEPHONE (416) 628-5938 OR BY ACCESSING FNX'S DISCLOSURE DOCUMENTS AVAILABLE THROUGH THE INTERNET ON THE CANADIAN SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) WHICH CAN BE ACCESSED AT WWW.SEDAR.COM.

                        PRELIMINARY SHORT FORM PROSPECTUS

New Issue                                                          June 28, 2002

                                     [LOGO]

                                   $25,000,000
                             5,000,000 COMMON SHARES

         FNX Mining Company Inc. (the "Company" or "FNX") is hereby qualifying the distribution of 5,000,000 common shares of FNX (the "Common Shares") by the Underwriters (the "Offering"). The Common Shares of FNX are listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the symbol "FNX". On June 25, 2002, the day prior to the pricing of the Common Shares, the closing price of the Common Shares on the TSX was $5.35.

         ---------------------------------------------------------------
                             $5.00 PER COMMON SHARE
         ---------------------------------------------------------------


                                                      Price to the          Underwriters'        Net Proceeds to the
                                                       Public (1)              Fee (2)                 Company
                                                     ----------------      ----------------      ---------------------
Per Common Share.............................             $5.00                 $0.30                   $4.70
Total........................................          $25,000,000           $1,500,000               23,500,000

Notes:

(1) The Company has granted the Underwriters an option (the "Over-Allotment Option") exercisable for a period of 60 days after the closing date of the Offering, anticipated to be July 18, 2002, to purchase an aggregate of up to 750,000 Common Shares on the same terms as set forth above, solely to cover over-allotments, if any, or for market stabilization purposes. If the Over-Allotment Option is exercised in full, the price to the public, the Underwriters' fee and the net proceeds will be $28,750,000, $1,725,000 and $27,025,000, respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable on the exercise of the Over-Allotment Option. See "Plan of Distribution".

(2) Before deducting expenses of the Offering, estimated to be $175,000, which, together with the Underwriters' fee, will be paid from the proceeds from the sale of the Common Shares.

         The offering price of the Common Shares was determined by negotiation between Dundee Securities Corporation, BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners (collectively, the "Underwriters") and the Company. The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution". AS DUNDEE SECURITIES CORPORATION, ONE OF THE UNDERWRITERS, THE DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES THEREOF, AND THE ASSOCIATES OF EACH OF THEM, OWN OR CONTROL, AS OF JUNE 27, 2002, IN AGGREGATE, COMMON SHARES REPRESENTING APPROXIMATELY 18.35% OF THE THEN OUTSTANDING COMMON SHARES, THE COMPANY MAY BE CONSIDERED A "CONNECTED ISSUER" OF DUNDEE SECURITIES CORPORATION FOR PURPOSES OF APPLICABLE SECURITIES LEGISLATION. SEE "CONFLICTS OF INTEREST".

         Subscriptions will be received subject to allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares will be available for delivery at closing which is expected to occur on July 18, 2002 or such earlier or later date as may mutually be agreed to by the Company and the Underwriters but in any event no later than August 9, 2002. The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See "Plan of Distribution". Certain legal matters relating to the Offering will be passed upon by Goodman and Carr LLP, on behalf of FNX, and by Donahue LLP, on behalf of the Underwriters.

         Investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its properties. See "Risk Factors".

         The Common Shares will be eligible for investment under certain statutes as set out under "Eligibility for Investment".

                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE........................................... 4

FORWARD-LOOKING STATEMENTS AND RISK FACTORS................................... 5

THE COMPANY................................................................... 7

RECENT DEVELOPMENTS........................................................... 7

CAPITALIZATION................................................................ 8

USE OF PROCEEDS............................................................... 9

PLAN OF DISTRIBUTION.......................................................... 9

DESCRIPTION OF SHARE CAPITAL..................................................10

CONFLICTS OF INTEREST.........................................................10

RISK FACTORS..................................................................10

ELIGIBILITY FOR INVESTMENT....................................................11

LEGAL MATTERS.................................................................11

AUDITOR, TRANSFER AGENT AND REGISTRAR.........................................11

EXPERTS.......................................................................12

PURCHASERS' STATUTORY RIGHTS..................................................12

CERTIFICATE OF THE COMPANY...................................................C-1

CERTIFICATE OF THE UNDERWRITERS..............................................C-2

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces of British Columbia, Alberta, Manitoba and Ontario, are specifically incorporated by reference and form an integral part of this short form prospectus (this "Prospectus"):

     (a) the audited comparative financial statements for the fiscal year (comprised of six months) ended December 31, 2001, together with the notes thereto and the auditors report thereon contained in the Company's 2001 annual report (the "Annual Financial Statements");

     (b) the unaudited comparative interim financial statements for the three months ended March 31, 2002 and the notes thereto contained in the Company's first quarter report;

     (c) the management proxy circular of the Company dated May 13, 2002 prepared in connection with the annual and special meeting of the shareholders of the Company held on June 13, 2002 with the exception of the section entitled "Statement of Corporate Governance Practices" (the "Management Proxy Circular");

     (d) the annual information form of the Company in form 44-101F1 for the fiscal year ended December 31, 2001, dated May 31, 2002, together with management's discussion and analysis of financial condition and results of operations (the "MD&A") for the year ended December 31, 2001 included therein (the "Annual Information Form");

     (e) the material change report of the Company dated January 10, 2002 with respect to the effective date of the Option to Purchase Agreement (as hereinafter defined) and the release from escrow of the proceeds of the Private Placement (as hereinafter defined);

     (f) the material change reports of the Company dated February 28, 2002, March 21, 2002, May 15, 2002, June 11, 2002 and June 21, 2002 with respect to the status and/or results of exploration on the Company's properties;

     (g) the material change report of the Company dated June 21, 2002 with respect to the change of the name of the Company to "FNX Mining Company Inc."; and

     (h) the material change report of the Company dated June 27, 2002 with respect to the Offering of the Common Shares under this Prospectus.

         Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS.

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company, at Suite 300, 347 Bay Street, Toronto, Ontario M5H 2R7, telephone: (416) 628-5938.

                   FORWARD-LOOKING STATEMENTS AND RISK FACTORS

         This Prospectus and the documents incorporated herein by reference contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about drill results, commodity prices and drill widths, in that they constitute estimates, based on certain assumptions of mineralization that may be encountered if a deposit were to be mined. In some cases, forward-looking statements can be identified by the use of words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases.

         Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

     o risks and uncertainties relating to the interpretation of drills results, the geology, grade and continuity of mineral deposits;

     o results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

     o mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration and development;

     o the potential for delays in exploration or development activities or the completion of feasibility studies;

     o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

     o    risks related to commodity price fluctuations;

     o the uncertainty of profitability based upon the Company's history of losses;

     o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

     o    risks related to environmental regulation and liability;

     o    political and regulatory risks associated with mining and exploration;

     o other risks and uncertainties related to the Company's prospects, properties and business strategy; and

     o the risks and uncertainties described in this Prospectus, including without limitation, those set forth under the heading "Risk Factors" in this Prospectus and those incorporated by reference from the Annual Information Form.

         Forward-looking statements are made based upon management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against placing undue reliance on forward-looking statements.

                                   THE COMPANY

NAME AND INCORPORATION

         FNX Mining Company Inc. (the "Company" or "FNX") was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) as "Fort Knox Gold Resources Inc." by articles of incorporation dated June 26, 1984. The Company became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Company is also a reporting issuer in the Province of Alberta. By articles of amendment effective June 20, 2002, the Company changed its name to "FNX Mining Company Inc."

         The registered office of the Company is located at 200 King Street West, Suite 2300, Toronto, Ontario M5H 3W5 and the principal office of the Company is located at 347 Bay Street, Suite 300, Toronto, Ontario M5H 2R7. The Company does not have any subsidiaries.

BUSINESS OF THE COMPANY

         The business of the Company consists of all phases of mineral exploration with a particular emphasis on exploration for commercial deposits of base and precious metals, including nickel, copper, platinum-palladium and gold.

         The Company's current business is conducted primarily in Ontario, Canada and, as at the date hereof, consists of the exploration, and if deemed appropriate, development of five mineral properties located in the Sudbury Basin (the "Inco Properties"). The Company has acquired an option to earn a 100% interest in the Inco Properties from Inco Limited ("Inco") pursuant to an option to purchase agreement (the "Option to Purchase Agreement") effective January 10, 2002. The Company has also entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which became effective on January 10, 2002, pursuant to which Dynatec has the right to acquire 25% of the Company's interest in the Option to Purchase Agreement.

         A detailed description of the Inco Properties, and of the other base metal properties in which the Company holds an interest, is included in the Annual Information Form and incorporated herein by reference.

                               RECENT DEVELOPMENTS

PRIVATE PLACEMENT - JANUARY 2002

         On January 10, 2002, FNX completed the sale by way of private placement of 4,000,000 units of the Company (each being comprised of one Common Share and one-half of one common share purchase warrant exercisable at a price of $1.25 per Common Share until January 10, 2003) and 4,000,000 flow-through Common Shares, for aggregate gross proceeds of $8,000,000 (the "Private Placement"). FNX is using part of the proceeds of the Private Placement to incur Canadian Exploration Expenditures as defined in the INCOME TAX ACT (Canada). FNX has renounced the tax deductions in relation to such expenditures to the individual investors, enabling such investors to reduce their Canadian taxable income by the purchase price of the flow-through Common Shares. FNX paid a commission of $480,000 and issued broker warrants to purchase 336,000 Common Shares for eighteen months at $1.00 per share to Canadian registered securities dealers for their services in connection with the Private Placement.

         The securities that were issued under the Private Placement were sold on an exempt basis and were not qualified by a prospectus. As a result, they were issued subject to applicable statutory hold periods.

         The following table lists all distributions of securities made by the Company, other than the issue of stock options and distributions of Common Shares upon the exercise of stock options, since December 31, 2001:


                                                       NUMBER AND                 PRICE PER       AGGREGATE
DATE OF DISTRIBUTION       METHOD OF DISTRIBUTION      TYPE OF SECURITY           SECURITY        GROSS PROCEEDS
--------------------       ----------------------      ----------------           ---------       --------------

January 10, 2002           Private placement           8,000,000 Common              $1.00             $8,000,000
                                                       Shares(1)

January 10, 2002           Property acquisition        3,006,324 Common              $1.00             $3,006,324
                                                       Shares(2)

January 11, 2002           Exercise of special         375,000 Common Shares           N/A                    N/A
                           warrants

April 11, 2002             Exercise of share           35,000 Common Shares          $1.25                $43,750
                           purchase warrants

April 30, 2002             Exercise of broker warrant  180,000 Common Shares         $1.00               $180,000

May 10, 2002               Exercise of special         2,925,000 Common Shares         N/A                    N/A
                           warrants

May 15, 2002               Exercise of broker warrant  144,000 Common Shares         $1.00               $144,000

May 16, 2002               Exercise of share           12,500 Common Shares          $1.25                $15,625
                           purchase warrants

May 23, 2002               Exercise of share           35,000 Common Shares          $1.25                $43,750
                           purchase warrants

May 27, 2002               Exercise of share           50,000 Common Shares          $1.25                $62,500
                           purchase warrants

May 28, 2002               Exercise of broker warrant  198,000 Common Shares         $0.40                $79,200


May 28, 2002               Exercise of broker warrant  95,200 Common Shares          $1.00                $95,200

Notes:

(1) Accompanied by 2,000,000 common share purchase warrants exercisable at a price of $1.25 per Common Share until January 10, 2003.

(2) Issued in connection with the acquisition of the Inco Properties. Accompanied by 496,879 common share purchase warrants exercisable at a price of $1.25 per Common Share until January 10, 2003.


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company, as adjusted to give effect to the Private Placement and the Offering. See "Description of Share Capital".

---------------------------------------------------------------------------------------------------------------------
                                               Outstanding as at      Outstanding as at     Outstanding as at March
                                               December 31, 2001       March 31, 2002      31, 2002 giving effect to
Capital                      Authorized            (audited)             (unaudited)          the Offering(2) (3)
---------------------------------------------------------------------------------------------------------------------
Number of Common
Shares(1)                     Unlimited           13,355,466             24,736,790                30,486,790
---------------------------------------------------------------------------------------------------------------------
Share capital                     -              $11,119,651            $22,275,975               $49,300,975
---------------------------------------------------------------------------------------------------------------------
Deficit                           -              $ 5,966,047            $ 6,668,691               $ 6,668,691
---------------------------------------------------------------------------------------------------------------------

Notes:

(1) Excludes: (a) 3,575,000 Common Shares reserved for issue upon the exercise of options granted to certain of the Company's executive officers, directors, employees and consultants as at March 31, 2002;
         (b) 2,496,879 Common Shares reserved for issue upon the exercise of common share purchase warrants outstanding as at March 31, 2002; (c) 678,000 Common Shares reserved for issue upon the exercise of broker warrants outstanding as at March 31, 2002; (d) 2,925,000 Common Shares reserved for issue upon the exercise of special warrants outstanding as at March 31, 2002; and (e) 1,000,000 flow-through Common Shares expected to be issued on a private placement basis in a financing scheduled to close concurrent with the Offering. See "Plan of Distribution".

(2)      Assumes the exercise of the Over-Allotment Option in full.

(3)      Before deducting expenses of the Offering estimated to be $175,000.


                                 USE OF PROCEEDS

         The estimated net proceeds to the Company from the issue and sale of the Common Shares will be $26,850,000 after deducting the estimated expenses of the Offering and assuming the exercise of the Over-Allotment Option in full. The Company intends to use the estimated net proceeds of the Offering to conduct further exploration and analysis of the Inco Properties and for general working capital.

         The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company's exploration programs.

                              PLAN OF DISTRIBUTION

         Under an agreement (the "Underwriting Agreement") dated as of June 28, 2002, between the Company and Dundee Securities Corporation, BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners (collectively, the "Underwriters") as underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase, on July 18, 2002, or such earlier or later date as may be mutually agreed to by the Company and the Underwriters (the "Closing Date"), but in any event not later than August 9, 2002, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 5,000,000 Common Shares at a price of $5.00 per Common Share, payable in cash to the Company against delivery of certificates representing the Common Shares offered under this Prospectus. The Company has granted the Underwriters an option to purchase up to an additional 750,000 Common Shares at a price of $5.00 per Common Share exercisable for a period of 60 days following the Closing Date. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, if any of the Common Shares are purchased under the Underwriting Agreement. The offering price of the Common Shares was determined by negotiation between the Company and the Underwriters.

         Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee (the "Underwriters' Fee") equal to 6% of the gross proceeds from the issue and sale of the Common Shares and to reimburse the Underwriters for certain expenses relating to the Offering. The Company has also agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days from the Closing Date without the prior written consent of the Underwriters, authorize, issue or sell any equity or quasi-equity securities of the Company, subject to certain exceptions.

         FNX has also engaged the Underwriters to sell, on a best efforts private placement basis, up to 1,000,000 flow-through Common Shares at a price of $6.00 per Common Share (the "Flow-Through Financing"). The Underwriters will receive a 6% commission on the gross proceeds raised in the Flow-Through Financing which is expected to close concurrently with the closing of the Offering.

         FNX has applied to list the Common Shares distributed under this Prospectus on the TSX which listing will be subject to FNX fulfilling all of the listing requirements of the TSX.

         The Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         The Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and, subject to certain exceptions, may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Common Shares in the United States, except in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with Rule 144A.

                          DESCRIPTION OF SHARE CAPITAL

         The authorized capital of the Company consists of an unlimited number of Common Shares, all of which are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of the Common Shares are entitled to one vote for each share on all matters to be voted on at a meeting of the shareholders of the Company. The Company does not currently pay and does not intend to pay any dividends on the Common Shares.

                              CONFLICTS OF INTEREST

         As Dundee Securities Corporation ("Dundee"), one of the Underwriters, the directors, officers, employees and affiliates thereof, and the associates of each of them (for the purposes of this subsection collectively the "Professional Group"), own or control, as of June 27, 2002, in aggregate, Common Shares representing approximately 18.35% of the then outstanding Common Shares, the Company may be considered a "connected issuer" of Dundee for purposes of applicable securities legislation. The decision to distribute the Common Shares and the determination of the terms of the distribution were made through negotiations between the Underwriters and the Company. Dundee played a principal role in the structuring and pricing of the Offering and in the due diligence performed by the Underwriters in connection with the Offering. The proceeds of the Offering will not be applied for the benefit of Dundee or any affiliate thereof other than its portion of the fee payable by the Company to the Underwriters in connection with the Offering.

                                  RISK FACTORS

         An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral deposit properties. Prospective purchasers of the Common Shares should give careful consideration to the risk factors contained in the Annual Information Form incorporated herein by reference. These risk factors include: government regulation and compliance; risk of changes to applicable government regulations relating to the mining industry or to their application; risk of changes to environmental or conservation legislation, regulation or policy; the requirement to obtain and maintain permits and licences; environmental risks and hazards; fluctuations in commodity prices; uninsured risks; risks associated with title defects; requirement for and an uncertainty of access to additional capital; exploration and mining risks; dependence on the efforts and abilities of the Company's management and upon its consultants, engineers and others for exploration, development, construction, and operating expertise; risk of dilution arising from the exercise of outstanding options and warrants; risks relating to the acquisition of the Inco Properties including the risk that the Company will be unable to fulfil its obligations to earn an interest in the Inco Properties; conflicts of interest arising from common directorships or office holdings between the Company and other natural resource companies, including joint venture partners and Inco; currency exposure; and inability to economically or fully insure against certain risks.

                           ELIGIBILITY FOR INVESTMENT

         In the opinion of Goodman and Carr LLP, counsel to the Company, and Donahue LLP, counsel to the Underwriters, based on legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases the filing of such policies, procedures or goals, the Common Shares will not, as of the date of issue thereof, be precluded as investments under the following statutes:

        INSURANCE COMPANIES ACT (Canada)                            EMPLOYMENT PENSION PLANS ACT (Alberta)
        PENSION BENEFITS STANDARDS ACT, 1985 (Canada)               INSURANCE ACT (Alberta)
        TRUST AND LOAN COMPANIES ACT (Canada)                       THE INSURANCE ACT (Manitoba)
        FINANCIAL INSTITUTIONS ACT (British Columbia)               THE TRUSTEE ACT (Manitoba)
        PENSION BENEFITS STANDARDS ACT (British Columbia)           PENSION BENEFITS ACT (Ontario)
        LOAN AND TRUST CORPORATIONS ACT (Alberta)                   LOAN AND TRUST CORPORATIONS ACT (Ontario)
        ALBERTA HERITAGE SAVINGS TRUST FUND ACT (Alberta)


         In the opinion of counsel to the Company and the Underwriters, the Common Shares if issued on the date hereof and listed on a prescribed stock exchange, would be qualified investments under the INCOME TAX ACT (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans and would not constitute "foreign property" for Plans or other persons subject to Part XI of the INCOME TAX ACT (Canada).

                                  LEGAL MATTERS

         Certain legal matters relating to the issue and sale of the Common Shares will be passed upon for the Company by Goodman and Carr LLP and for the Underwriters by Donahue LLP. As at June 28, 2002, partners and associates of each of Goodman and Carr LLP and Donahue LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

                      AUDITOR, TRANSFER AGENT AND REGISTRAR

         The auditors of the Company are Smith, Nixon & Co. LLP, Chartered Accountants, at their principal office in Toronto at 320 Bay Street, Suite 1600, Toronto, Ontario M5H 4A6.

         The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto.

                                     EXPERTS

         FNX's financial statements (other than interim financial statements) incorporated by reference in this Prospectus have been audited by Smith, Nixon & Co. LLP., Chartered Accountants, as stated in their report, and are included in reliance upon their reports relating thereto given upon the authority of such firm as experts in accounting and auditing.

         Technical information relating to the Inco Properties contained in the Annual Information Form and incorporated by reference into this Prospectus is based upon a technical report prepared by Dr. James M. Patterson, B.A. (Hons. Geology), Ph.D., DIC., dated November 7, 2001 and updated May 31, 2002. Information relating to the valuation of the Inco Properties and of the consideration therefor is based upon a valuation report of Spiteri Geological and Mining Consultants Inc. dated November 1, 2001.

         As of the date hereof, Dr. James M. Patterson B.A. (Hons. Geology), Ph.D., DIC., who is also Vice-President, Exploration of the Company, owns, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the partners of each of Smith, Nixon & Co. LLP, Chartered Accountants and Spiteri Geological and Mining Consultants Inc., as a group, do not beneficially own, directly or indirectly, any securities of FNX.


                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

DATED: June 28, 2002

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.





  (Signed) A. TERRANCE MACGIBBON                 (Signed) DAVID CONSTABLE
          President and                         as Chief Financial Officer
      Chief Executive Officer



                       ON BEHALF OF THE BOARD OF DIRECTORS




    (Signed) WAYNE G. BEACH                       (Signed) ROBERT D. CUDNEY
            Director                                        Director

                         CERTIFICATE OF THE UNDERWRITERS

DATED: June 28, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.




     DUNDEE SECURITIES CORPORATION               BMO NESBITT BURNS INC.




   By: (Signed) DAVID G. ANDERSON             By: (Signed) EGIZIO BIANCHINI



                          GRIFFITHS McBURNEY & PARTNERS




                           By: (Signed) MARK WELLINGS

Document 20. Final Short Form Prospectus, dated July 11, 2002.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). ACCORDINGLY, THE SECURITIES OFFERED HEREBY MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY WITHIN THE UNITED STATES. SEE "PLAN OF DISTRIBUTION".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. YOU CAN OBTAIN COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND OF THE PERMANENT INFORMATION RECORD WITHOUT CHARGE FROM FNX MINING COMPANY INC., AT SUITE 300, 347 BAY STREET, TORONTO, ONTARIO M5H 2R7, TELEPHONE (416) 628-5938 OR BY ACCESSING FNX'S DISCLOSURE DOCUMENTS AVAILABLE THROUGH THE INTERNET ON THE CANADIAN SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) WHICH CAN BE ACCESSED AT www.sedar.com.

                             SHORT FORM PROSPECTUS

New Issue                                                          July 11, 2002

                                     [LOGO]

                                   $25,000,000
                             5,000,000 COMMON SHARES

         FNX Mining Company Inc. (the "Company" or "FNX") is hereby qualifying the distribution of 5,000,000 common shares of FNX (the "Common Shares") by the Underwriters (the "Offering"). The Common Shares of FNX are listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the symbol "FNX". On June 25, 2002, the day prior to the pricing of the Common Shares, the closing price of the Common Shares on the TSX was $5.35.

         ---------------------------------------------------------------
                             $5.00 PER COMMON SHARE
         ---------------------------------------------------------------


                                                      Price to the          Underwriters'        Net Proceeds to the
                                                       Public (1)              Fee (2)                 Company
                                                     ----------------      ----------------      ---------------------
Per Common Share.............................             $5.00                 $0.30                   $4.70
Total........................................          $25,000,000           $1,500,000               23,500,000

Notes:

(1) The Company has granted the Underwriters an option (the "Over-Allotment Option") exercisable for a period of 60 days after the closing date of the Offering, anticipated to be July 18, 2002, to purchase an aggregate of up to 750,000 Common Shares on the same terms as set forth above, solely to cover over-allotments, if any, or for market stabilization purposes. If the Over-Allotment Option is exercised in full, the price to the public, the Underwriters' fee and the net proceeds will be $28,750,000, $1,725,000 and $27,025,000, respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares issuable on the exercise of the Over-Allotment Option. See "Plan of Distribution".

(2) Before deducting expenses of the Offering, estimated to be $175,000, which, together with the Underwriters' fee, will be paid from the proceeds from the sale of the Common Shares.

         The offering price of the Common Shares was determined by negotiation between Dundee Securities Corporation, BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners (collectively, the "Underwriters") and the Company. The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution". AS DUNDEE SECURITIES CORPORATION, ONE OF THE UNDERWRITERS, THE DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES THEREOF, AND THE ASSOCIATES OF EACH OF THEM, OWN OR CONTROL, AS OF JULY 10, 2002, IN AGGREGATE, COMMON SHARES REPRESENTING APPROXIMATELY 18.61% OF THE THEN OUTSTANDING COMMON SHARES, THE COMPANY MAY BE CONSIDERED A "CONNECTED ISSUER" OF DUNDEE SECURITIES CORPORATION FOR PURPOSES OF APPLICABLE SECURITIES LEGISLATION. SEE "CONFLICTS OF INTEREST".

         Subscriptions will be received subject to allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares will be available for delivery at closing which is expected to occur on July 18, 2002 or such earlier or later date as may mutually be agreed to by the Company and the Underwriters but in any event no later than August 9, 2002. The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See "Plan of Distribution". Certain legal matters relating to the Offering will be passed upon by Goodman and Carr LLP, on behalf of FNX, and by Donahue LLP, on behalf of the Underwriters.

         Investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its properties. See "Risk Factors".

         The Common Shares will be eligible for investment under certain statutes as set out under "Eligibility for Investment".

                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE........................................... 3

FORWARD-LOOKING STATEMENTS AND RISK FACTORS................................... 4

THE COMPANY................................................................... 6

RECENT DEVELOPMENTS........................................................... 6

CAPITALIZATION................................................................ 8

USE OF PROCEEDS............................................................... 8

PLAN OF DISTRIBUTION.......................................................... 8

DESCRIPTION OF SHARE CAPITAL..................................................9

CONFLICTS OF INTEREST.........................................................10

RISK FACTORS..................................................................10

ELIGIBILITY FOR INVESTMENT....................................................10

LEGAL MATTERS.................................................................11

AUDITOR, TRANSFER AGENT AND REGISTRAR.........................................11

EXPERTS.......................................................................11

PURCHASERS' STATUTORY RIGHTS..................................................11

CERTIFICATE OF THE COMPANY...................................................C-1

CERTIFICATE OF THE UNDERWRITERS..............................................C-2

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces of British Columbia, Alberta, Manitoba and Ontario, are specifically incorporated by reference and form an integral part of this short form prospectus (this "Prospectus"):

     (a) the audited comparative financial statements for the fiscal year (comprised of six months) ended December 31, 2001, together with the notes thereto and the auditors report thereon contained in the Company's 2001 annual report (the "Annual Financial Statements");

     (b) the unaudited comparative interim financial statements for the three months ended March 31, 2002 and the notes thereto contained in the Company's first quarter report;

     (c) the management proxy circular of the Company dated May 13, 2002 prepared in connection with the annual and special meeting of the shareholders of the Company held on June 13, 2002 with the exception of the section entitled "Statement of Corporate Governance Practices" (the "Management Proxy Circular");

     (d) the annual information form of the Company in form 44-101F1 for the fiscal year ended December 31, 2001, dated May 31, 2002, together with management's discussion and analysis of financial condition and results of operations (the "MD&A") for the year ended December 31, 2001 included therein (the "Annual Information Form");

     (e) the material change report of the Company dated January 10, 2002 with respect to the effective date of the Option to Purchase Agreement (as hereinafter defined) and the release from escrow of the proceeds of the Private Placement (as hereinafter defined);

     (f) the material change reports of the Company dated February 28, 2002, March 21, 2002, May 15, 2002, June 11, 2002 and June 21, 2002 with respect to the status and/or results of exploration on the Company's properties;

     (g) the material change report of the Company dated June 21, 2002 with respect to the change of the name of the Company to "FNX Mining Company Inc."; and

     (h) the material change report of the Company dated June 27, 2002 with respect to the Offering of the Common Shares under this Prospectus.

         Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS.

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN EACH OF THE PROVINCES OF BRITISH COLUMBIA, ALBERTA, MANITOBA AND ONTARIO.
Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company, at Suite 300, 347 Bay Street, Toronto, Ontario M5H 2R7, telephone: (416) 628-5938.

                   FORWARD-LOOKING STATEMENTS AND RISK FACTORS

         This Prospectus and the documents incorporated herein by reference contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about drill results, commodity prices and drill widths, in that they constitute estimates, based on certain assumptions of mineralization that may be encountered if a deposit were to be mined. In some cases, forward-looking statements can be identified by the use of words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases.

         Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

     o risks and uncertainties relating to the interpretation of drills results, the geology, grade and continuity of mineral deposits;

     o results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

     o mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration and development;

     o the potential for delays in exploration or development activities or the completion of feasibility studies;

     o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

     o    risks related to commodity price fluctuations;

     o the uncertainty of profitability based upon the Company's history of losses;

     o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

     o    risks related to environmental regulation and liability;

     o    political and regulatory risks associated with mining and exploration;

     o other risks and uncertainties related to the Company's prospects, properties and business strategy; and

     o the risks and uncertainties described in this Prospectus, including without limitation, those set forth under the heading "Risk Factors" in this Prospectus and those incorporated by reference from the Annual Information Form.

         Forward-looking statements are made based upon management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against placing undue reliance on forward-looking statements.

                                   THE COMPANY

NAME AND INCORPORATION

         FNX Mining Company Inc. (the "Company" or "FNX") was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) as "Fort Knox Gold Resources Inc." by articles of incorporation dated June 26, 1984. The Company became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Company is also a reporting issuer in the Province of Alberta. By articles of amendment effective June 20, 2002, the Company changed its name to "FNX Mining Company Inc."

         The registered office of the Company is located at 200 King Street West, Suite 2300, Toronto, Ontario M5H 3W5 and the principal office of the Company is located at 347 Bay Street, Suite 300, Toronto, Ontario M5H 2R7. The Company does not have any subsidiaries.

BUSINESS OF THE COMPANY

         The business of the Company consists of all phases of mineral exploration with a particular emphasis on exploration for commercial deposits of base and precious metals, including nickel, copper, platinum-palladium and gold.

         The Company's current business is conducted primarily in Ontario, Canada and, as at the date hereof, consists of the exploration, and if deemed appropriate, development of five mineral properties located in the Sudbury Basin (the "Inco Properties"). The Company has acquired an option to earn a 100% interest in the Inco Properties from Inco Limited ("Inco") pursuant to an option to purchase agreement (the "Option to Purchase Agreement") effective January 10, 2002 and in connection therewith issued to Inco 3,006,324 Common Shares and 496,879 warrants to purchase Common Shares exercisable at $1.25 per Common
Share until January 10, 2003. The Company has also entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which became effective on January 10, 2002, pursuant to which Dynatec has the right to acquire 25% of the Company's interest in the Option to Purchase Agreement. Attached as a schedule to the Option to Purchase Agreement is the form of off-take agreement which will form the basis of separate off-take agreements to be entered into between the Company and Inco as the Company commences mining of any deposits found on the Inco Properties.

         A detailed description of the Inco Properties, and of the other base metal properties in which the Company holds an interest, is included in the Annual Information Form and incorporated herein by reference.

                               RECENT DEVELOPMENTS

PRIVATE PLACEMENT - JANUARY 2002

         On January 10, 2002, FNX completed the sale by way of private placement of 4,000,000 units of the Company (each being comprised of one Common Share and one-half of one warrant to purchase Common Shares exercisable at a price of $1.25 per Common Share until January 10, 2003) and 4,000,000 flow-through
Common Shares, for aggregate gross proceeds of $8,000,000 (the "Private Placement"). FNX is using part of the proceeds of the Private Placement to incur Canadian Exploration Expenditures as defined in the INCOME TAX ACT (Canada). FNX has renounced the tax deductions in relation to such expenditures to the individual investors, enabling such investors to reduce their Canadian taxable income by the purchase price of the flow-through Common Shares. FNX paid a commission of $480,000 and issued broker warrants to purchase 336,000 Common Shares for eighteen months at $1.00 per share to Canadian registered securities dealers for their services in connection with the Private Placement.

         The securities that were issued under the Private Placement were sold on an exempt basis and were not qualified by a prospectus. As a result, they were issued subject to applicable statutory hold periods.

         The following table lists all distributions of securities made by the Company, other than the issue of stock options and distributions of Common Shares upon the exercise of stock options, since November 29, 1999:


                                                       NUMBER AND                 PRICE PER       AGGREGATE
DATE OF DISTRIBUTION       METHOD OF DISTRIBUTION      TYPE OF SECURITY           SECURITY        GROSS PROCEEDS
--------------------       ----------------------      ----------------           ---------       --------------

November 29, 1999          Private Placement           550,000 flow through          $0.25               $137,500
                                                       Common Shares

March 15, 2000             Private Placement           517,241 flow through          $0.29               $150,000
                                                       Common Shares

May 3, 2000                Property acquisition        12,500 Common Shares          $0.25                $3,125

September 12, 2000         Property acquisition        10,000 Common Shares          $0.30                $3,000

September 13, 2000         Private Placement           500,000 flow through          $0.30              $150,000
                                                       Common Shares

May 10, 2001               Private Placement           3,300,000 Special Warrants    $0.40            $1,320,000

May 29, 2001               Property acquisition        12,500 Common Shares          $0.53                $6,625

June 10, 2001              Property acquisition        20,000 Common Shares          $0.40                $8,000

September 10, 2001         Property acquisition        10,000 Common Shares          $0.90                $9,000


January 10, 2002           Private placement           8,000,000 Common              $1.00             $8,000,000
                                                       Shares(1)

January 10, 2002           Property acquisition        3,006,324 Common              $1.00             $3,006,324
                                                       Shares(2)

January 11, 2002           Exercise of special         375,000 Common Shares           N/A                    N/A
                           warrants

April 11, 2002             Exercise of share           35,000 Common Shares          $1.25                $43,750
                           purchase warrants

April 30, 2002             Exercise of broker warrant  180,000 Common Shares         $1.00               $180,000

May 10, 2002               Exercise of special         2,925,000 Common Shares         N/A                    N/A
                           warrants

May 15, 2002               Exercise of broker warrant  144,000 Common Shares         $1.00               $144,000

May 16, 2002               Exercise of share           12,500 Common Shares          $1.25                $15,625
                           purchase warrants

May 27, 2002               Exercise of share           85,000 Common Shares          $1.25                $106,250
                           purchase warrants

May 28, 2002               Exercise of broker warrant  198,000 Common Shares         $0.40                $79,200

May 28, 2002               Exercise of broker warrant  95,200 Common Shares          $1.00                $95,200

Notes:

(1) Accompanied by 2,000,000 warrants to purchase Common Shares exercisable at a price of $1.25 per Common Share until January 10, 2003.

(2) Issued in connection with the acquisition of the Inco Properties. Accompanied by 496,879 warrants to purchase Common Shares exercisable at a price of $1.25 per Common Share until January 10, 2003.


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company, as adjusted to give effect to the Private Placement and the Offering. See "Description of Share Capital".

---------------------------------------------------------------------------------------------------------------------
                                               Outstanding as at      Outstanding as at     Outstanding as at March
                                               December 31, 2001       March 31, 2002      31, 2002 giving effect to
Capital                      Authorized            (audited)             (unaudited)          the Offering(2) (3)
---------------------------------------------------------------------------------------------------------------------
Number of Common
Shares(1)                     Unlimited           13,355,466             24,736,790                30,486,790
---------------------------------------------------------------------------------------------------------------------
Share capital                     -              $11,119,651            $22,275,975               $49,300,975
---------------------------------------------------------------------------------------------------------------------
Deficit                           -              $ 5,966,047            $ 6,668,691               $ 6,668,691
---------------------------------------------------------------------------------------------------------------------


Notes:

(1) Excludes: (a) 3,575,000 Common Shares reserved for issue upon the exercise of stock options granted to certain of the Company's executive officers, directors, employees and consultants as at March 31, 2002;
         (b) 2,496,879 Common Shares reserved for issue upon the exercise of warrants to purchase Common Shares outstanding as at March 31, 2002;
         (c) 678,000 Common Shares reserved for issue upon the exercise of broker warrants outstanding as at March 31, 2002; (d) 2,925,000 Common Shares reserved for issue upon the exercise of special warrants outstanding as at March 31, 2002; and (e) 1,000,000 flow-through Common Shares expected to be issued on a private placement basis in a financing scheduled to close concurrent with the Offering. See "Plan of Distribution".

(2)      Assumes the exercise of the Over-Allotment Option in full.

(3)      Before deducting expenses of the Offering estimated to be $175,000.


                                 USE OF PROCEEDS

         The estimated net proceeds to the Company from the issue and sale of the Common Shares will be $26,850,000 after deducting the estimated expenses of the Offering and assuming the exercise of the Over-Allotment Option in full. The Company intends to use the estimated net proceeds of the Offering to conduct further exploration and analysis of the Inco Properties and for general working capital.

         The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company's exploration programs.

                              PLAN OF DISTRIBUTION

         Under an agreement (the "Underwriting Agreement") dated as of June 28, 2002, between the Company and Dundee Securities Corporation, BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners (collectively, the "Underwriters") as underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase, on July 18, 2002, or such earlier or later date as may be mutually agreed to by the Company and the Underwriters (the "Closing Date"), but in any event not later than August 9, 2002, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 5,000,000 Common Shares at a price of $5.00 per Common Share, payable in cash to the Company against delivery of certificates representing the Common Shares offered under this Prospectus. The Company has granted the Underwriters an option to purchase up to an additional 750,000 Common Shares at a price of $5.00 per Common
Share exercisable for a period of 60 days following the Closing Date solely to cover over-allotments, if any, and for market-stabilization purposes. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, if any of the Common Shares are purchased under the Underwriting Agreement. The offering price of the Common Shares was determined by negotiation between the Company and the Underwriters.

         Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee (the "Underwriters' Fee") equal to 6% of the gross proceeds from the issue and sale of the Common Shares and to reimburse the Underwriters for certain expenses relating to the Offering. The Company has also agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days from the Closing Date, without the prior written consent of the Underwriters, authorize, issue or sell any equity or quasi-equity securities of the Company, subject to certain exceptions.

         FNX has also engaged the Underwriters to sell, on a best efforts private placement basis, up to 1,000,000 flow-through Common Shares at a price of $6.00 per Common Share (the "Flow-Through Financing"). The Underwriters will receive a 6% commission on the gross proceeds raised in the Flow-Through Financing which is expected to close concurrently with the closing of the Offering.

         The TSX has conditionally approved the listing of the Common Shares to be distributed under this Prospectus, subject to FNX fulfilling all of the listing requirements of the TSX on or before September 26, 2002.

         The Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         The Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and, subject to certain exceptions, may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Common Shares in the United States, except in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with Rule 144A.

                          DESCRIPTION OF SHARE CAPITAL

         The authorized capital of the Company consists of an unlimited number of Common Shares, all of which are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of the Common Shares are entitled to one vote for each share on all matters to be voted on at a meeting of the shareholders of the Company. The Company does not currently pay and does not intend to pay any dividends on the Common Shares.

                              CONFLICTS OF INTEREST

         As Dundee Securities Corporation ("Dundee"), one of the Underwriters, the directors, officers, employees and affiliates thereof, and the associates of each of them (for the purposes of this subsection collectively the "Professional Group"), own or control, as of June 27, 2002, in aggregate, Common Shares representing approximately 18.35% of the then outstanding Common Shares, the Company may be considered a "connected issuer" of Dundee for purposes of applicable securities legislation. The decision to distribute the Common Shares and the determination of the terms of the distribution were made through negotiations between the Underwriters and the Company. Dundee played a principal role in the structuring and pricing of the Offering and in the due diligence performed by the Underwriters in connection with the Offering. The proceeds of the Offering will not be applied for the benefit of Dundee or any affiliate thereof other than its portion of the fee payable by the Company to the Underwriters in connection with the Offering.

                                  RISK FACTORS

         An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral deposit properties. Prospective purchasers of the Common Shares should give careful consideration to the risk factors contained in the Annual Information Form incorporated herein by reference. These risk factors include: government regulation and compliance; risk of changes to applicable government regulations relating to the mining industry or to their application; risk of changes to environmental or conservation legislation, regulation or policy; the requirement to obtain and maintain permits and licences; environmental risks and hazards; fluctuations in commodity prices; uninsured risks; risks associated with title defects; requirement for and an uncertainty of access to additional capital; exploration and mining risks; dependence on the efforts and abilities of the Company's management and upon its consultants, engineers and others for exploration, development, construction, and operating expertise; risk of dilution arising from the exercise of outstanding options and warrants; risks relating to the acquisition of the Inco Properties including the risk that the Company will be unable to fulfil its obligations to earn an interest in the Inco Properties; conflicts of interest arising from common directorships or office holdings between the Company and other natural resource companies, including joint venture partners and Inco; currency exposure; and inability to economically or fully insure against certain risks.

                           ELIGIBILITY FOR INVESTMENT

         In the opinion of Goodman and Carr LLP, counsel to the Company, and Fraser Milner Casgrain LLP, counsel to the Underwriters, based on legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases the filing of such policies, procedures or goals, the Common Shares will not, as of the date of issue thereof, be precluded as investments under the following statutes:

        INSURANCE COMPANIES ACT (Canada)                            EMPLOYMENT PENSION PLANS ACT (Alberta)
        PENSION BENEFITS STANDARDS ACT, 1985 (Canada)               INSURANCE ACT (Alberta)
        TRUST AND LOAN COMPANIES ACT (Canada)                       THE INSURANCE ACT (Manitoba)
        FINANCIAL INSTITUTIONS ACT (British Columbia)               THE TRUSTEE ACT (Manitoba)
        PENSION BENEFITS STANDARDS ACT (British Columbia)           PENSION BENEFITS ACT (Ontario)
        LOAN AND TRUST CORPORATIONS ACT (Alberta)                   LOAN AND TRUST CORPORATIONS ACT (Ontario)
        ALBERTA HERITAGE SAVINGS TRUST FUND ACT (Alberta)

         In the opinion of counsel to the Company and the Underwriters, the Common Shares if issued on the date hereof and listed on a prescribed stock exchange, would be qualified investments under the INCOME TAX ACT (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans and would not constitute "foreign property" for Plans or other persons subject to Part XI of the INCOME TAX ACT (Canada).

                                  LEGAL MATTERS

         Certain legal matters relating to the issue and sale of the Common Shares will be passed upon for the Company by Goodman and Carr LLP and for the Underwriters by Fraser Milner Casgrain LLP. As at July 10, 2002, partners and associates of each of Goodman and Carr LLP and Fraser Milner Casgrain LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

                      AUDITOR, TRANSFER AGENT AND REGISTRAR

         The auditors of the Company are Smith, Nixon & Co. LLP, Chartered Accountants, at their principal office in Toronto at 320 Bay Street, Suite 1600, Toronto, Ontario M5H 4A6. The former auditor of the Company was John E.
Goodwin, Chartered Accountant, at his principal office in Toronto at 347 Bay Street, 3rd Floor, Toronto, Ontario M5H 2R7.

         The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto.

                                     EXPERTS

         FNX's financial statements for the six month period ended December
31, 2002 (other than interim financial statements) incorporated by reference in this Prospectus have been audited by Smith, Nixon & Co. LLP., Chartered Accountants, as stated in their report, and are included in reliance upon their reports relating thereto given upon the authority of such firm as experts in accounting and auditing. FNX's financial statements for the year ended June
30, 2001 (other than interim financial statements) incorporated by reference in this Prospectus have been audited by John E. Goodwin, Chartered
Accountant, as stated in his report, and are included in reliance upon his report relating thereto given upon his authority as an expert in accounting and auditing.

         Technical information relating to the Inco Properties contained in the Annual Information Form and incorporated by reference into this Prospectus is based upon a technical report prepared by Dr. James M. Patterson, B.A. (Hons. Geology), Ph.D., DIC., dated November 7, 2001 and updated May 31, 2002. Information relating to the valuation of the Inco Properties and of the consideration therefor is based upon a valuation report of Spiteri Geological and Mining Consultants Inc. dated November 1, 2001.

         As of the date hereof, Dr. James M. Patterson B.A. (Hons. Geology), Ph.D., DIC., who is also Vice-President, Exploration of the Company, owns, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the partners of each of Smith, Nixon & Co. LLP, Chartered Accountants and Spiteri Geological and Mining Consultants Inc., as a group, do not beneficially own, directly or indirectly, any securities of FNX.


                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

DATED: July 11, 2002

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.





  (Signed) A. TERRANCE MACGIBBON                 (Signed) DAVID CONSTABLE
          President and                         as Chief Financial Officer
      Chief Executive Officer



                       ON BEHALF OF THE BOARD OF DIRECTORS




    (Signed) WAYNE G. BEACH                       (Signed) ROBERT D. CUDNEY
            Director                                        Director

                         CERTIFICATE OF THE UNDERWRITERS

DATED: July 11, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.




     DUNDEE SECURITIES CORPORATION               BMO NESBITT BURNS INC.




   By: (Signed) DAVID G. ANDERSON             By: (Signed) EGIZIO BIANCHINI



                          GRIFFITHS McBURNEY & PARTNERS




                           By: (Signed) MARK WELLINGS

Document 21. Letter from Former Auditor dated February 26, 2002.

                             JOHN E. GOODWIN, F.C.A

                              CHARTERED ACCOUNTANT

                                    SUITE 903
                                 347 BAY STREET
                                TORONTO, ONTARIO
                                     M5H 2R7
                                TEL. 416-366-5256
                               FACS. 416-359-0091
                                 jeg@on.aibn.com








                                                               February 26, 2002


Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Alberta Securities Commission
410 - 300 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Dear Sirs:

                        Re: Fort Knox Gold Resources Inc.
                        ---------------------------------

                  Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated February 26, 2002, and based upon my knowledge of the information at this date, I concur with the information contained herein.


                                                               Yours very truly,


                                                               "John E. Goodwin"

                                                               John E. Goodwin

JEG/ekm

Document 22. Letter from Successor Auditor dated February 26, 2002.

--------------------
SMITH                     Smith, Nixon & Co. LLP        T:  416.361.1622
NIXON                     Chartered Accountants         F:  416.367.1238
                          Suite 1600, 320 Bay Street    www.smith-nixon.com
                          Toronto, Ontario
                          M5H 4A6
--------------------





                                                              February 26, 2002


Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Alberta Securities Commission
410 - 300 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Dear Sirs/Mesdames:       RE:  FORT KNOX GOLD RESOURCES INC. (THE "COMPANY")
                          --------------------------------------------------

We hereby advise that we have read the Notice of Change of Auditor prepared by the Company and that we concur with the information contained therein.

Should you have any questions, please do not hesitate to contact the undersigned.



                                               Yours very truly,

                                               "SMITH, NIXON & CO. LLP"
                                               Chartered Accountants

                                               Per:


cc:    The Company
       John E. Goodwin, Chartered Accountant

Document 23. Material Change Report, dated January 10, 2002.

                          FORT KNOX GOLD RESOURCES INC.
                    MATERIAL CHANGE REPORT UNDER SECTION 118
                OF THE SECURITIES ACT (ALBERTA) AND SECTION 75(2)
                         OF THE SECURITIES ACT (ONTARIO)


1.       REPORTING ISSUER

         Principal Address:

         Fort Knox Gold Resources Inc.
         347 Bay Street, 3rd Floor
         Toronto, Ontario
         M5H 2R7

2.       DATE OF MATERIAL CHANGE

         January 10, 2002

3.       PUBLICATION OF MATERIAL CHANGE

         The press release attached as Schedule "A" was released through the facilities of the ISDN disclosure network on January 10, 2002.

4.       SUMMARY OF MATERIAL CHANGE

         Fort Knox Gold Resources Inc. ("Fort Knox") announced that its option agreement to purchase five Sudbury Basin properties from Inco Limited has become effective and that the $8,000,000 proceeds from a financing completed on December 24, 2001 have been released from escrow.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See press release attached at Schedule "A" setting out full details of the material change.

6.       RELIANCE ON SUBSECTION 118(2) OF THE ALBERTA SECURITIES ACT

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.

8.       SENIOR OFFICERS

         The following senior officer of Fort Knox may be contacted for information:

         Terry MacGibbon
         President
         Fort Knox Gold Resources Inc.
         347 Bay Street, 3rd Floor
         Toronto, Ontario
         M5H 2R7

         Tel: (416) 628-5929
         Fax: (416) 628-5911

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, as of the 10th day of January, 2002.


                             (signed)
                       ------------------------------------------------------
                       Terry MacGibbon, President and CEO

                                   SCHEDULE A



                      [FORT KNOX GOLD RESOURCES INC. LOGO]




FORT KNOX ANNOUNCES EFFECTIVE DATE OF INCO OPTION TO PURCHASE AGREEMENT AND RELEASE FROM ESCROW OF PROCEEDS FROM RECENT FINANCING



Toronto --- January 11, 2002 --- FORT KNOX GOLD RESOURCES INC. (FNX - TSE) is pleased to announce that its option agreement to purchase five Sudbury Basin, ON properties from Inco Limited has become effective (please see Fort Knox's December 3, 2001 press release for details of the agreement).

Fort Knox is also pleased to announce that the proceeds of its recently completed $8,000,000 financing have been released from escrow (please see Fort Knox's December 27, 2001 press release).

Fort Knox and Dynatec Corporation, one of Canada's premier mining contracting and service companies, are in final negotiations to form a joint venture (Fort Knox-75% and Dynatec-25%) to explore, develop and mine the properties.

The Fort Knox-Dynatec Joint Venture plans to immediately initiate a $14 million work program on the properties. The work program will be completed over a 16 month period and consist of diamond drilling, data compilation and geological and geophysical surveys. Concurrently, detailed mine engineering and economic evaluation will be conducted on the known mineralized zones.

This press release contains forward looking statements by Fort Knox, which may materially differ from actual results.



FOR FURTHER INFORMATION PLEASE CONTACT:


Fort Knox Gold Resources Inc.
Terry MacGibbon, President and CEO
Tel: (416) 628-5929, Fax: (416) 628-5911, e-mail: fortknox@347bay.com

Document 24. Material Change Report, dated February 28, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FORT KNOX GOLD RESOURCES INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  February 27th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on February 27th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 28th day of February, 2002.


                                         FORT KNOX GOLD RESOURCES INC.



                                               PER:          (SIGNED)
                                                   -----------------------------
                                                      TERRY MACGIBBON, PRESIDENT

[LOGO]                                               [DYNATEC LOGO]

FEBRUARY 27, 2002

For Immediate Release

FORT KNOX AND DYNATEC SIGN SUDBURY BASIN JOINT VENTURE AGREEMENT AND COMMENCE $14 MILLION EXPLORATION PROGRAM

TORONTO, ONTARIO -- Fort Knox Gold Resources Inc. (FNX-TSE) and Dynatec Corporation (DY-TSE) are pleased to announce the signing of the Sudbury Basin Joint Venture Agreement ("Sudbury Basin Joint Venture") to explore, develop and mine five mineral properties located in the Sudbury district of north eastern Ontario. The Sudbury Basin Joint Venture (Fort Knox-75%, Dynatec-25%) is binding on both Parties and effective as of January 10th, 2002.

Fort Knox recently entered into an option agreement with Inco Limited ("Inco Agreement") to acquire a 100% interest in the mineral rights covering five properties, (McCreedy West, Levack, Victoria, Kirkwood and Norman, collectively the "Properties"). The Inco Agreement also grants Fort Knox, subject to certain conditions and approvals, access and use of the surface rights and onsite facilities as will be necessary to permit exploration, development and mining operations on the Properties.

Fort Knox has assigned all of its rights, obligations and interest in the Inco Agreement to the Sudbury Basin Joint Venture. Fort Knox will conduct all surface and underground exploration activities on the Properties. Dynatec will conduct all surface and underground mining operations and related activities on the Properties. Under the terms of the Inco Agreement, Inco has the right to process all ores produced from the Properties.

In order to exercise the option granted under the Inco Agreement and earn a 100% interest in the Properties, the Sudbury Basin Joint Venture is required to incur exploration and development expenditures totaling Cdn$30 million on the Properties over a 52-month period commencing January 10, 2002. Fort Knox and Dynatec have jointly committed to spend a minimum of Cdn$14 million (Cdn$7 million each) on the Properties over the first 16-month period. All future expenditures, including the remaining Cdn$16 million required to be expended over a further 36-month period, will be funded pro rata according to each Party's joint venture interest; with Dynatec contributing 25% or Cdn$4 million and Fort Knox contributing 75% or Cdn$12 million.

The Properties are all former copper, nickel, platinum, palladium and gold producers and contain numerous remnants and extensions of previously mined deposits. In addition, Fort Knox believes that the Properties host five near term production targets and 12 advanced exploration targets. Please see the Fort Knox press releases dated May 15, July 3, December 3, 2001 and January 11, 2002 for details of the Inco Agreement and the Properties.

The initial work program, budgeted at Cdn$14 million, will commence immediately and be one of the most aggressive exploration programs conducted in Canada in a number of years. A minimum of 250,000 feet of surface drilling will be completed on the Properties. Underground drilling on the McCreedy West and Levack Properties is planned for later in the year following rehabilitation of some of the existing underground workings. The initial work program will be directed toward an early evaluation of the near term production targets, confirmation and delineation of the advanced exploration targets and testing the exploration potential of the Properties.

Terry MacGibbon, President and CEO of Fort Knox, stated, "Fort Knox is very pleased to have Dynatec, one of Canada's premier mining contracting and service companies, as its joint venture partner. With Dynatec on board, we will be able, if warranted, to put the properties into production with minimum capital and mine the properties with low operating costs". Mr. MacGibbon further stated, "Having Fort Knox as the exploration operator and Dynatec conducting all mining activities provides us with a unique synergy that will enhance the evaluation and exploitation of the potential of the properties".

Bob Dengler, President and CEO of Dynatec, stated, "The participation and interest to be earned in these Sudbury Basin Joint Venture properties is significant to Dynatec's corporate growth strategy and we are excited about working with Fort Knox and Inco bringing new production to these properties."

This press release contains certain forward-looking statements, which may materially differ from actual results.

For further information please contact:

W.R. (Bob) Dengler
President and C.E.O.
Dynatec Corporation
Tel: 905-780-1980
Fax: 905-780-1990
E-Mail: dengler@groupwise.dynatec.ca

Terry MacGibbon
President and C.E.O.
Fort Knox Gold Resources Inc.
Tel: 416-628-5929
Fax: 416-628-5911
E-mail: info@fnxmining.com

Document 25. Material Change Report, dated March 21, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FORT KNOX GOLD RESOURCES INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  March 21st, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on March 21st, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 21st day of March, 2002.


                                            FORT KNOX GOLD RESOURCES INC.



                                            PER:             (SIGNED)
                                                --------------------------------
                                                      TERRY MACGIBBON, PRESIDENT

[FNX LOGO]

                                 [DYNATEC LOGO]


         FORT KNOX-DYNATEC SUDBURY BASIN JOINT VENTURE COMMENCES 400,000
                               FOOT DRILL PROGRAM

TORONTO, ON --- March 21, 2002--- FORT KNOX GOLD RESOURCES INC. (FNX-TSE) and DYNATEC CORPORATION (DY-TSE) announce that their Sudbury Basin Exploration and Mining Joint Venture has commenced a 400,000 foot diamond drill program. The drilling is part of a Cdn$14 million initial work program to be completed on the Sudbury Basin properties over the next 14 months.

The McCreedy West, Levack, Victoria, Norman and Kirkwood properties (collectively the "Properties") are all former copper, nickel, platinum, palladium and gold producers. The Properties are located in the Sudbury district of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco Limited (see January 11, 2002 FNX press release) and Fort Knox and Dynatec (see February 3, 2002 FNX and DY press releases).

The drill program will be one of the largest and most aggressive drill campaigns conducted in Canada for a number of years. Surface drill contracts have been awarded to Bradley Brothers and the Major Drilling Group. Underground drilling on the McCreedy West and Levack properties is planned for later in the year following rehabilitation of some of the existing underground workings.

The initial work program will be directed toward: (1) an early economic evaluation of the remnants and extensions of previously mined deposits and the near-term production targets, (2) the confirmation and delineation of the advanced exploration targets and (3) testing the grassroots exploration potential of the Properties.

This press release contains certain forward-looking statements, which may materially differ from actual results.

Fort Knox Gold Resources Inc.               Dynatec Corporation
Terry MacGibbon, Pres/CEO                   Bob Dengler, Pres/CEO
Telephone:        416-628-5929              Telephone:        905-780-1980
Fax:              416-628-5911              Fax:              905-780-1990
email:  info@fnxmining.com                  email:  dengler@groupwise.dynatec.ca

Document 26. Material Change Report, dated May 15, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FORT KNOX GOLD RESOURCES INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  May 15th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on May 15th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 15th day of May, 2002.


                                         FORT KNOX GOLD RESOURCES INC.



                                         PER:             (SIGNED)
                                               ________________________________
                                                  TERRY MACGIBBON, PRESIDENT

                                     [LOGO]



          FORT KNOX-DYNATEC SUDBURY JOINT VENTURE DISCOVERS NEW NICKEL
                MINERALIZION and CONFIRMS PREVIOUS DRILL RESULTS


TORONTO, ON --- May 15, 2002--- FORT KNOX GOLD RESOURCES INC. (FNX-TSE) and DYNATEC CORPORATION (DY-TSE) are pleased to announce the discovery of new nickel mineralization in a previously undrilled area within the McCreedy West property and that Cu-Ni-Pt-Pd-Au mineralization has been confirmed within known mineralized zones at the McCreedy West and Levack properties.


MCCREEDY WEST PROPERTY

o THE DISCOVERY OF HIGH-GRADE NICKEL MINERALIZATION IN A PREVIOUSLY UNDRILLED AND READILY ACCESSIBLE PART OF THE MCCREEDY WEST MINE HAS THE POTENTIAL TO BE A NEW MINERALIZED ZONE (INTER MAIN ZONE).

o AT THE PM ZONE, THE INTERSECTION OF SIGNIFICANT Cu-Ni-TPM MINERALIZATION OVER A 250-FT. CORE INTERVAL ALONG WITH SHORTER SECTIONS OF MUCH HIGHER GRADE MINERALIZATION, CONFIRMS THE PREVIOUS DRILL RESULTS.

     o    INTER MAIN ZONE: 52.3 FT. 0.4% Cu, 3.2% Ni, 0.2 G/T TPM

     o    UPPER MAIN ZONE: 35.0 FT. 0.6% Cu, 1.7% Ni, 0.2 G/T TPM

     o    PM ZONE: 250.7 FT. 1.2% Cu, 0.2% Ni, 6.2 G/T TPM
          (INCLUDING)       24.6 FT.2.1% Cu,  0.5% Ni,  24.6 G/T  TPM
          (INCLUDING)       24.7 FT.1.7% Cu,  0.5% Ni,  15.1 G/T  TPM
          (INCLUDING)       67.0 FT.2.2% Cu,  0.3% Ni,  11.3 G/T  TPM
          (INCLUDING)       15.3 FT.7.5% Cu,  0.8% Ni,  30.7 G/T  TPM

LEVACK PROPERTY

     o SIGNIFICANT Cu-Ni-TPM MINERALIZATION WAS INTERSECTED IN THE 1300 AND 1900 ZONES AND A STRONG BOREHOLE GEOPHYSICAL ANOMALY INDICATES THAT THE TWO ZONES MAY BE CONNECTED AND WARRANT EXTENSIVE DRILLING.

     o    1300 ZONE:             35.7 FT.0.6% Cu, 2.0% Ni, 0.8 G/T TPM
               (INCLUDING)       19.3 FT.0.9% Cu, 2.6% Ni, 0.9 G/T TPM

     o    1900 ZONE:             20.0 FT. 2.8% Cu, 2.0% Ni, 3.0 G/T TPM
               (INCLUDING)        8.7 FT. 5.3% Cu, 4.4% Ni, 5.1 G/T TPM

                                 13.5 FT. 1.3% Cu, 2.1% Ni, 1.7 G/T TPM
               (INCLUDING)        6.1 FT. 2.1% Cu, 4.2% Ni, 3.2 G/T TPM

NOTES:
o THE LENGTHS REPORTED ARE DRILL INTERSECTED CORE LENGTHS AND NOT AN ESTIMATE OF TRUE WIDTHS.
o    TPM REFERS TO TOTAL PRECIOUS METALS DEFINED AS Pt+Pd+Au.
o    G/T REFERS TO GRAMS PER METRIC TONNE
o    ABOVE INTERSECTION SUMMARIES ARE DETAILED IN ATTACHED TABLES 1 AND 2

The above intersection summaries are part of the initial results from the previously announced Cdn$14 million exploration and development program being conducted by the Fort Knox-Dynatec Sudbury Joint Venture (see April 29, 2002 FNX and DY press release). Fort Knox is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture, which is owned 75% by Fort Knox and 25% by Dynatec. The on-going drill program was initiated on March 21, 2002 and nine drill rigs are currently in operation. Seven boreholes, totaling 15,887 ft., have been completed to date on the McCreedy West and Levack properties.

The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper (Cu), nickel (Ni), platinum (Pt), palladium (Pd) and gold (Au) producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco (see January 11, 2002 FNX press release) and Fort Knox and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work on the properties please go to the Fort Knox website "www.fnxmining.com" and Fort Knox's Annual Information Form dated December 21, 2001.

References to previous or historical drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties or have been independently verified by Fort Knox 's Qualified Persons and are the sole responsibility of Fort Knox. The full text of Dr. Patterson's report can be found on Fort Knox's website.

INTER MAIN ZONE, MCCREEDY WEST PROPERTY

The discovery borehole (DDH 3020) in a potential new zone (the "Inter Main Zone") was designed to test the Cu-PGM rich PM Zone at depth in the footwall of the McCreedy West property. It passed through a previously undrilled area of McCreedy West contact zone and intersected 52.3 FT. OF MINERALIZATION GRADING 3.2% Ni at the base of the Sudbury Igneous Complex (SIC).

The Inter Main Zone consists of nickel-rich, Sudbury Basin contact-type mineralization. A previous borehole drilled in the East Zone approximately 270 ft. up-dip from the discovery borehole contains two mineralized intersections grading 0.4% Cu, 3.4% Ni over 10.3 ft. and 0.5% Cu, 2.8% Ni over 15.8 ft. A borehole drilled 420 ft. to the west of the discovery borehole cut 0.8% Cu, 3.0% Ni over 9.5 ft. and a borehole located 222 ft. down dip from the discovery borehole intersected 0.1% Cu, 1.0% Ni over 33.1 ft. The Inter Main Zone, situated between the unmined East Main Zone and an unmined portion of the Lower Main Zone, is interpreted by Fort Knox to represent a possible, previously undetected, embayment/terrace at the base of the SIC. Embayment/terrace structures at the contact of the SIC are traditional hosts of Sudbury Basin contact-type ore deposits.

A borehole UTEM geophysical response associated with the Inter Main Zone discovery intersection indicates that a significant anomaly extends down dip from the intersection.

The discovery of a possible embayment/terrace containing a relatively thick intersection of high-grade nickel mineralization in a readily accessible part of the McCreedy West mine has the potential to influence the Sudbury Joint Venture's near term operating plans. A second drill rig has been deployed to the area to test the significance of the discovery.

UPPER MAIN DEPOSIT, MCCREEDY WEST PROPERTY

The Ni-Cu contact-type Upper Main deposit occurs at the base of the SIC. It was previously mined from the 250 ft. Level to the 600 ft. Level. Mineralization is known to extend 100 to 150 ft. below 600 Level and remains un-mined at this location. Fourteen previous boreholes drilled below the 600 Level intersected 25 significantly mineralized intersections (e.g. 0.8% Cu, 2.2% Ni, over 44.6 ft. and 0.4% Cu, 2.2% Ni, over 76.8 ft).

Fort Knox's first borehole in the Upper Main (DDH 3000) was designed to confirm the previous Upper Main drill results and to continue into the footwall to test the PM Zone. DDH 3000 cut three intersections in the Upper Main Zone, with the highest grade intersection being 0.6% Cu, 1.7% Ni, 0.2 G/T TPM OVER 35.0 FT. The Upper Main Zone will continue to be tested by boreholes designed to explore the underlying PM Zone. An engineering/economic evaluation is required to determine the viability of mining the Upper Main deposit.

PM ZONE, MCCREEDY WEST PROPERTY

The PM Zone occurs in the footwall of the McCreedy West Property between the 1450 ft. and 2500 ft. Levels and is approximately 1500 ft. by 1500 ft. in size. Forty three previous drill holes yielded 42 significant drill intersections, with 32 greater than 20 ft. The previous drilling demonstrated that the PM Zone contains long intersections of significant Cu and TPM values (e.g. 1.1% Cu, 0.3% Ni, 5.6 g/t TPM over 126.0 ft) and narrower intersections of higher grade Cu, Ni and TPM values (e.g. 10.8% Cu, 2.8% Ni, 121.9 g/t TPM over 7.5 ft.).

Fort Knox's first borehole into the PM Zone (DDH 3000) intersected the strongest mineralization reported to date. DDH 3000 cut 250.7 FT. GRADING 1.2% Cu, 0.2% Ni, 6.2 G/T TPM with shorter sections of much higher grades (2.2% Cu, 0.3% Ni,
11.3 G/T TPM OVER 67.0' AND 7.5% Cu, 0.8% Ni, 30.7 G/T TPM OVER 15.3 FT.).
Although the true width of this intersection cannot yet be determined, it is estimated that the true width will be approximately 60% of the core length.

It appears that portions of the PM Zone may not give strong UTEM responses due to low sulphide content. However, a prominent, good quality, offhole UTEM response was detected to the west of the known extent of the PM Zone in an area of limited drilling.

The PM Zone will continue to be tested with boreholes designed to also intersect the overlying Upper Main and Inter Main contact-type deposits at the base of the SIC.

1300 ZONE, LEVACK PROPERTY

The Ni-Cu 1300 Zone is a contact-type Sudbury Basin deposit that occurs at the base of the SIC. It has a known strike length of at least 650 ft. and is open in all directions. It is untested down dip where it may connect to the 1900 Ni-Cu-PM Zone. Seven previous boreholes cut 6 intersections (e.g. 1.1% Cu, 3.3% Ni over 65.7 ft. and 0.8% Cu, 3.6% Ni over 5.8 ft.).

Fort Knox's first borehole in the 1300 Zone (DDH 2000) intersected the fringes of the 1300 Zone and cut minor sulphides over two intervals of 25 ft. and 40 ft. The borehole continued through the 1900 Zone and cut 35.7 ft. of mineralization containing two short sections (2.9 ft. and 2.0 ft) of massive sulphides for which assays are awaited. The second borehole to test the 1300 Zone (DDH 2001) intersected 0.6% Cu, 2.0% Ni, 0.8 G/T TPM OVER 35.7 FT., INCLUDING 0.9% Cu, 2.6% Ni, 0.9 G/T TPM OVER 19.3 FT.

The 1300 Zone will be further tested in conjunction with the drilling of the 1900 Zone.

1900 ZONE, LEVACK PROPERTY

The 1900 Zone occurs within the same embayment structure as the 1300 Zone. It contains high Ni, Cu and TPM values and has a known strike length of at least 1300 ft., a dip length of at least 900 ft. and is open in all directions. Fifteen previous boreholes cut 18 significant intersections (e.g. 1.9% Cu, 2.6% Ni, 4.4 g/t TPM over 87.4 ft. and 1.1% Cu, 2.1% Ni, 2.2 g/t TPM over 11.8 ft.).

DDH 2001 continued beyond the 1300 Zone into the 1900 Zone and intersected 1.0% Cu, 1.0% Ni, 1.8 G/T TPM OVER 82.6 FT., Including two narrower intersections with higher grades (2.8% Cu, 2.0% Ni, 3.0 G/T TPM OVER 20.0 FT. AND 5.3% Cu, 4.4% Ni, 5.1 G/T TPM OVER 8.7 FT.).

DDH 2003 was designed to test a previously detected borehole UTEM anomaly interpreted to indicate a continuation of the 1300 and 1900 Zones. DDH 2003 intersected mineralization which graded 1.3% Cu, 2.1% Ni, 1.7 G/T TPM OVER 13.5 ft., including 2.1% Cu, 4.2% Ni, 3.2G/T TPM OVER 6.1 FT.

Borehole UTEM geophysical surveys from the two 1900 Zone boreholes indicate strong conductivity anomalies associated with the mineralized intersections and warrant further testing.

ANALYTICAL TECHNIQUES AND METHODOLOGY

The drill core is processed at Fort Knox's secure core handling facility in Sudbury, Ontario. The core is logged, and marked for sampling by qualified personnel. The core to be sampled is sawn in half; one half of the sawn core is securely bagged and the remaining half is retained for future reference and study. The bagged core samples are shipped by commercial transport to ALS Chemex sample preparation facility in Mississauga, Ontario. ALS Chemex crushes the samples to 10 mesh and a 250-gram split of the crushed sample is pulverized to -200 mesh. A 100-gram split of the pulp is shipped to the ALS Chemex laboratory in Vancouver for assaying. Remaining crushed sample material and pulverized rejects are stored at the ALS Chemex sample preparation lab in Mississauga. All ALS Chemex Sample Preparation facilities and Analytical Laboratories are registered under the ISO 9001:2000 quality standard. Assays for base metals are done by ICP-AES (Inductively Coupled Plasma - Atomic Emission Spectroscopy) following Sodium Peroxide Fusion. Assays for Precious Metals (Pt, Pd Au) are carried out by ICP-MS (Inductively Coupled Plasma - Mass Spectrometry). Quality control samples (reference materials, blanks and duplicates) are inserted by the laboratory. The analytical results are transmitted to Fort Knox's Sudbury office, verified and merged with the borehole logs. Check assaying is systematically conducted on the remaining half of the core, the pulps and crusher rejects.

Fort Knox is the exploration operator for the Sudbury Joint Venture and James M. Patterson, Ph.D, Member AGO, and Vice President Exploration of Fort Knox Gold Inc. is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results.

The Fort Knox-Dynatec Sudbury Joint Venture drill program will continue to operate with two drill rigs on the Levack, Norman and Victoria properties and three drill rigs on the McCreedy West property. A tenth drill rig will be added shortly. Exploration results will be released on the Norman and Victoria properties as results are received and processed.

This press release contains certain forward-looking statements, which may materially differ from actual results.

     FOR FURTHER INFORMATION, PLEASE CONTACT:


     Fort Knox Gold Resources Inc.
     Terry MacGibbon, President and CEO
     Telephone: 416-628-5929, fax: 416-628-5911,
     Email: info@fnxmining.com, www.fnxmining.com
            ------------------  -----------------

     Dynatec Corporation
     Bob Dengler, President and CEO
     Telephone: 905-780-1980, fax: 905-780-1990,
     Email: dengler@groupwise.dynatec.ca, www.dynatec.ca
            ----------------------------

                        MCCREEDY WEST/LEVACK PROPERTIES
                              LONGITUDINAL SECTION


                                     [MAP]




TABLE 1: MCCREEDY WEST PROPERTY - DRILL RESULTS

----------------------------------------------------------------------------------------------------------------------------
                                                         FROM      TO    LENGTH        %                   g/t
----------------------------------------------------------------------------------------------------------------------------
   ZONE      BOREHOLE   EAST      NORTH    Az     Dip    (FT.)   (FT.)    (FT.)    Cu     Ni    Au     Pt      Pd     TPM
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 INTER MAIN  FNX 3020  313823     449497   343    -71    1326.7  1379.0    52.30   0.37  3.17   0.01   0.06    0.12    0.19
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 UPPER MAIN  FNX 3000  312055     449210   055    -56    650.85   664.5    13.65   0.35  0.72   0.01   0.05    0.06    0.12
----------------------------------------------------------------------------------------------------------------------------
                                                         725.50   760.5    35.00   0.55  1.74   0.01   0.07    0.12    0.20
----------------------------------------------------------------------------------------------------------------------------
                                                          869.6   901.8    32.20   0.33  0.62   0.01   0.03    0.04    0.08
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
    PM       FNX 3000                                    1941.0  2191.7   250.70   1.17  0.22   0.67   2.13    3.44    6.24
----------------------------------------------------------------------------------------------------------------------------
                                            Including    1975.4  2000.0    24.60   2.10  0.52   3.54   7.51   13.55   24.61
------------------------------------------              --------------------------------------------------------------------
                                                         2066.9  2091.6    24.70   1.72  0.48   1.13   6.11    7.88   15.11
------------------------------------------              --------------------------------------------------------------------
                                                        2124.75  2191.7    66.95   2.21  0.26   1.18   3.55    6.58   11.31
----------------------------------------------------------------------------------------------------------------------------
                                            Including    2139.5  2154.8    15.30   7.45  0.80   2.84   8.91   18.98   30.72
----------------------------------------------------------------------------------------------------------------------------

TABLE 2:  LEVACK PROPERTY - DRILL RESULTS

----------------------------------------------------------------------------------------------------------------------------
                                                         FROM      TO     LENGTH        %                   G/T
----------------------------------------------------------------------------------------------------------------------------
   ZONE      BOREHOLE    EAST     NORTH    Az    Dip    (FT.)     (FT.)     (FT.)   Cu    Ni     Au     Pt      Pd      TPM
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
   1300      FNX 2000  319872     454752   332    -75                              Assays awaited
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
   1900      FNX 2000                                                              Assays awaited
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
   1300      FNX 2001    319540   454326   359    -64    1470.0   1505.7     35.7  0.64   1.98   0.05   0.40    0.36    0.81
----------------------------------------------------------------------------------------------------------------------------
                                            Including    1470.0   1489.3     19.3  0.94   2.60   0.06   0.40    0.44    0.90
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
   1900       FNX2001                                    2067.8   2150.4     82.6  0.96   0.97   0.06   0.84    0.89    1.79
----------------------------------------------------------------------------------------------------------------------------
                                            Including    2130.5   2150.4    19.90  2.81   1.95   0.18   1.67    1.15    3.00
----------------------------------------------------------------------------------------------------------------------------
                                            Including    2141.7   2150.4     8.70  5.28   4.35   0.13   3.08    1.87    5.07
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
   1900      FNX 2003    319694   453919   332    -85    1959.9   1973.4    13.50  1.26   2.05   0.19   0.72    0.82    1.72
----------------------------------------------------------------------------------------------------------------------------
                                            Including    1963.1   1969.2      6.1  2.14   4.18   0.37   1.26    1.59    3.22
----------------------------------------------------------------------------------------------------------------------------

Document 27. Material Change Report, dated June 11, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2
                   -------------------------------------------

ITEM 1.           REPORTING ISSUER

                  FORT KNOX GOLD RESOURCES INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.                    DATE OF MATERIAL CHANGE

                  June 11th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on June 11th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.                    SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.                    FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.                    RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.                    OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.                    SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.                    STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 11th day of June, 2002.

                                       FORT KNOX GOLD RESOURCES INC.


                                       Per:  (SIGNED)
                                           ------------------------------------
                                           TERRY MACGIBBON, PRESIDENT

                      [FORT KNOX GOLD RESOURCES INC. LOGO]



             FORT KNOX ENHANCES OPEN PIT POTENTIAL AT VICTORIA WITH
                    DISCOVERY OF HIGH-GRADE MINERALIZED ZONE


TORONTO, ON --- June 11, 2002--- FORT KNOX GOLD RESOURCES INC. (FNX-TSX) is encouraged by the initial open pit delineation drilling on the Victoria Property, Sudbury, Ontario. Recent shallow drilling yielded encouraging results, including intersections of a new, high-grade, mineralized zone located within a previously known zone of wider, moderate-grade mineralization. These new high-grade, intersections significantly increase the open pit mining potential of the Victoria Property.

HIGHLIGHTS:


                                                                                          IN SITU VALUE
VICTORIA PROPERTY - NO. 2 WEST ZONE:                                                       CDN$/TONNE
                                                                                          -------------
|X|      FNX 1013          34.1 FT.  1.3% Cu, 1.0% Ni, 2.9 G/T TPM,                        $ 185.00
|X|      FNX 1015          26.8 FT.  1.0% Cu, 2.0% Ni, 5.4 G/T TPM,                        $ 334.00

|X|      FNX 1016          31.5 FT.  1.1% Cu, 2.1% Ni, 4.5 G/T TPM,                        $ 314.00

|X|      FNX 1017          45.5 FT.  1.3% Cu, 1.7% Ni, 2.3 G/T TPM                         $ 233.00

|X|      FNX 1025          11.0 FT.  1.5% Cu, 0.5% Ni, 1.4 G/T TPM                         $ 111.00
                           11.8 FT.  1.4% Cu, 0.4% Ni, 1.9 G/T TPM                         $ 108.00

           NOTES TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED IN TABLE 1

The new high-grade mineralization in the NO. 2 WEST ZONE has been intersected on sections 10400 East and 10350 East by five boreholes (see attached 10400 East cross section). The high-grade mineralization has been drilled to a vertical depth of 250 feet to date, but may extend down plunge to the 1000-foot level where there has been previous mining and drilling.

The historical drill results on the No. 2 West Zone cut wide intersections of near-surface nickel and copper mineralization with narrower higher-grade intercepts within a broad package of sheared and altered Sublayer Norite that occurs at the base of the Sudbury Igneous Complex. The current drill program intersected a near-surface, high-grade mineralized zone that occurs in a shear related depression. The high-grade zone is enriched in copper, nickel and precious metals and could significantly enhance the open pit potential of the Victoria Property.

The No. 2 West Zone is currently being drilled on 50 ft. centers to delineate the near-surface zones and to allow for resource estimations. FNX has completed 23 boreholes on the No. 2 West Zone to date and has received assay results for 10 boreholes (see attached Table 1). The combination of the historical and current drill results suggests an open pit potential of up to one million tons. Dynatec, the Sudbury Joint Venture mine operator, is currently conducting a preliminary scoping study of the No. 2 West Zone.

The previously announced airborne geophysical survey (see May 24, 2002 FNX press release) over the Victoria Property is complete and will be a valuable aid in delineating the extent of the near-surface mineralized zones on the Victoria Property.

SUDBURY JOINT VENTURE

The drill intersections highlighted below and the summaries in Table 1 are part of the ongoing results from the previously announced Cdn$14 million exploration and development program being conducted by the FNX - DYNATEC CORPORATION (DY-TSX) Sudbury Joint Venture, which is owned 75% by FNX and 25% by Dynatec (see April 29, 2002 FNX press release).


The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco (see January 11, 2002 FNX press release) and FNX and Dynatec (see February 3, 2002 FNX and DY press release).

For a detailed description of the properties and previous work on the properties, please go to the FNX website "www.fnxmining.com" and FNX's Annual Information Form dated December 21, 2002. References to previous or historical drill assays and other results are extracted from Dr. J. M. Patterson's November 7, 2001 report, as amended as at May 31, 2002, entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by Dr. Patterson and are the sole responsibility of FNX. The full text of Dr. Patterson's report can be found on FNX's website.

FNX is the exploration operator and conducts all exploration on the properties on behalf of the Sudbury Joint Venture. Dr. Patterson, Ph.D., Member AGO, and Vice President Exploration of Fort Knox Gold Resources Inc. is FNX's designated Qualified Person and is responsible for the verification and quality assurance of all historical and current exploration data and analytical results referred to in this release. All of the Sudbury Joint Venture drill core is processed in the manner described in the May 24, 2002 FNX press release.

The Sudbury Joint Venture drill program will continue to operate with 10 drill rigs - three drill rigs on the Levack and Norman properties and two drill rigs on the Victoria and McCreedy West properties. Additional results will be released on a property by property basis and as meaningful results are accumulated.

This press release contains certain forward-looking statements, which may materially differ from actual results.


FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable
Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-628-5911, Email: dconstable@fnxmining.com Website - www.fnxmining.com

                               VICTORIA PROPERTY
                             UPPER NO. 2 WEST ZONE
                               10400 EAST SECTION


                                   [GRAPHIC]

TABLE 1: VICTORIA PROPERTY NO. 2 WEST ZONE


------------------------------------------------------------------------------------------------------------------------------------
  BOREHOLE       EAST    NORTH    AZ      DIP     FROM    TO     LENGTH          %                        G/T                IN SITU
                                                                       -----------------------------------------------------  CDN $
                                                 (FT.)  (FT.)     (FT.)      Cu      Ni        Au      Pt       Pd      TPM     /T
------------------------------------------------------------------------------------------------------------------------------------
FNX1006         312236   372532   206        -43   21.5   86.0     64.5      0.7     0.6       0.2     0.4      0.7     1.2      102
------------------------------------------------------------------------------------------------------------------------------------
FNX1007         312263   372581   206        -43   63.0  158.0     95.0      0.4     0.6       0.1     0.4      0.5     1.0       90
------------------------------------------------------------------------------------------------------------------------------------
FNX1008         312221   372589   206        -43   93.0  159.5     66.5      0.4     0.6       0.1     0.3      1.3     1.7      101
------------------------------------------------------------------------------------------------------------------------------------
FNX1009         312222   372590   206        -60  126.0  180.5     54.5      0.2     0.5       0.0     0.2      0.5     0.7       68
------------------------------------------------------------------------------------------------------------------------------------
FNX1012         312216   372688   206        -45  236.7  284.5     47.9      0.4     1.0       0.3     1.1      0.6     2.0      153
------------------------------------------------------------------------------------------------------------------------------------
                                       including  236.7  239.5      2.8      0.1     5.3       0.0     0.2      0.9     1.1      549
------------------------------------------------------------------------------------------------------------------------------------
                                       including  262.2  264.9      2.8      0.1     5.0       0.0     0.3      2.9     3.2      551
------------------------------------------------------------------------------------------------------------------------------------
FNX1013         312182   372738   206        -47  364.3  398.4     34.1      1.3     1.0       0.1     0.4      2.5     2.9      185
------------------------------------------------------------------------------------------------------------------------------------
FNX1015         312074   372627   206        -43   50.5  211.8    161.3      0.5     0.5       0.1     0.7      0.9     1.6       97
------------------------------------------------------------------------------------------------------------------------------------
                                     including    179.2  206.0     26.8      1.0     2.0       0.1     1.9      3.5     5.4      334
------------------------------------------------------------------------------------------------------------------------------------
FNX1016         312110   372701   206        -48   65.1  316.0    250.9      0.4     0.5       0.1     0.3      0.8     1.2       82
------------------------------------------------------------------------------------------------------------------------------------
                                     including    267.5  299.0     31.5      1.1     2.1       0.1     0.5      3.8     4.5      314
------------------------------------------------------------------------------------------------------------------------------------
FNX1017         312097   372685   206        -45   61.3  266.0    204.7      0.5     0.6       0.1    0.32      0.7     1.1       93
------------------------------------------------------------------------------------------------------------------------------------
                                     including    220.5  266.0     45.5      1.3     1.6       0.1     0.4      1.8     2.3      233
------------------------------------------------------------------------------------------------------------------------------------
FNX1025         312049   372590   206        -45  115.0  126.0     11.0      1.5     0.5       0.4     0.1      0.9     1.4      111
------------------------------------------------------------------------------------------------------------------------------------
                                                  139.5  151.3     11.8      1.4     0.4       0.5     0.3      1.1     1.9      108
------------------------------------------------------------------------------------------------------------------------------------



     NOTES:

o THE LENGTHS REPORTED ARE DRILL INTERSECTED CORE LENGTHS; HOWEVER, IN MOST CASES THEY ARE INTERPRETED TO BE CLOSE TO TRUE WIDTHS (SEE ATTACHED 10400 EAST CROSS SECTION)
o TPM REFERS TO TOTAL PRECIOUS METALS DEFINED AS Pt+Pd+Au (SEE TABLE 1 FOR INDIVIDUAL METALS).
o        G/T REFERS TO GRAMS PER METRIC TONNE.
o IN SITU DOLLAR AMOUNTS ARE ADDED FOR THE READERS' CONVENIENCE AND TO WEIGHT AND COMPARE THE POLYMETALLIC NATURE OF THE MINERALIZATION USING GROSS IN SITU METAL VALUES. IN SITU $ VALUES HAVE BEEN CALCULATED USING FOLLOWING CURRENT COMMODITY PRICES AND CURRENCY EXCHANGE RATE: Cu = US $0.75/LB., Ni = US $3.00/LB., Pt = US $ 550/OZ., Pd = US $ 346/OZ., Au
         = US $ 321/OZ., 1 US$=1.5 CDN$

Document 28. Material Change Report, dated June 21, 2002.

                                    FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

FORT KNOX GOLD RESOURCES INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.  DATE OF MATERIAL CHANGE

         June 13th, 2002.

ITEM 3.  PRESS RELEASE

         The Press Release was sent on June 13th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         For further information, attached hereto is a copy of the Press
         Release.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         For further information, attached hereto is a copy of the Press
         Release.

ITEM 6.  RELIANCE ON SECTION 75(3) OF THE ACT

         Confidentiality is not requested.

ITEM 7.  OMITTED INFORMATION

         No information has been omitted in respect to the material change.

ITEM 8.  SENIOR OFFICER

         Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 21st day of June, 2002.


                                         FORT KNOX GOLD RESOURCES INC.



                                         PER:     (SIGNED)
                                             -----------------------------------
                                         TERRY MACGIBBON, PRESIDENT

                                   [FNX LOGO]


          FORT KNOX INTERSECTS HIGH-GRADE MINERALIZATION AT NORMAN 2000
            ZONE AND ENHANCES OPEN PIT POTENTIAL AT NORMAN NORTH ZONE

TORONTO, ON -- June 13, 2002 - FORT KNOX GOLD RESOURCES INC. (FNX: TSX) is pleased to report that drilling on the Norman Property, Sudbury, Ontario cut wide intersections of high-grade Cu-Ni-Pt-Pd-Au mineralization on the Norman 2000 Zone. In addition, shallow drilling intersected narrower zones of similar high-grade mineralization and enhanced the open pit potential of the Norman North Zone.

HIGHLIGHTS

NORMAN PROPERTY


                                                                                IN SITU
 2000 ZONE                                                                     CDN$/TONNE
                                                                               ----------

  o  FNX 4001        64.8 FT.      6.0% Cu,     0.2% Ni,      8.1 G/T TPM       $317.00
           (INCL.)   25.1 FT.     11.4% Cu,     0.3% Ni,     16.1 G/T TPM       $598.00

  o  FNX 4002       115.9 FT.      3.3% Cu,     0.6% Ni,      3.1 G/T TPM       $205.00
           (INCL.)   16.8 FT.      7.4% Cu,     2.2% Ni,      7.3 G/T TPM       $554.00
           (INCL.)   13.8 FT.      8.6% Cu,     0.4% Ni,      8.9 G/T TPM       $435.00
           (INCL.)   12.7 FT.      6.9% Cu,     1.1% Ni,      3.2 G/T TPM       $340.00

 NORTH ZONE
  o  FNX 4013A       10.4 FT.     12.5% Cu,     0.2% Ni,     12.1 G/T TPM       $581.00
                     15.6 FT.      6.5% Cu,     1.0% Ni,      4.5 G/T TPM       $344.00

  o  FNX 4014        10.0 FT.      9.8% Cu,     1.8% Ni,      6.5 G/T TPM       $560.00
                     12.0 FT.     14.2% Cu,     0.2% Ni,     30.8 G/T TPM       $887.00
                     16.1 FT.      8.7% Cu,     2.2% Ni,      5.0 G/T TPM       $548.00

  o  FNX 4018         2.2 FT.      1.9% Cu,     1.2% Ni,     13.7 G/T TPM       $395.00
                     19.4 FT.      3.4% Cu,     0.4% Ni,      4.4 G/T TPM       $213.00

         NOTES TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW.

NORMAN 2000 ZONE

The Norman 2000 Zone occurs directly below the former Whistle Open Pit Mine at approximately the 2000 ft. level. To date, FNX has tested the 2000 Zone with three boreholes and has received assay data for all boreholes sampled. The initial FNX borehole missed the 2000 Zone, but the geology and structure from the initial borehole, along with borehole geophysics, allowed for a new interpretation of the 2000 Zone. The initial results indicate that the Whistle Offset dyke, which hosts the Norman mineralized zones, constricts from 1400 feet wide at surface to about 500 feet at the 2000 ft. level. Constrictions within offset dykes are a major control for ore deposition in the Sudbury Basin. The 2000 Zone appears to lie against the eastern side of the dyke within the constricted area. (see 300 S cross section).

The 2000 Zone orientation was re-interpreted to strike at 225 (degree) with a dip of 75(degree) to the northwest. The second borehole and subsequent FNX drilling were re-oriented to intersect the 2000 Zone perpendicular to its strike and FNX 4001 and FNX 4002 successfully intersected wide, high-grade intercepts of Cu-TPM rich mineralization (see Table 1).

The 2000 Zone remains open in all directions and will continue to be tested.

NORTH ZONE

The Norman North Zone is a near surface, copper and TPM-rich deposit, which occurs along the Whistle Offset approximately 2000 feet along strike from the vertical projection of the 2000 Zone. It outcrops locally and is currently being stripped, mapped and sampled.

Historical drilling partially tested the North Zone to about the 500-foot level. Current FNX drilling is infilling the historical drill data at 50-foot spacings to permit resource estimations and to evaluate the open pit potential of this area. To date, FNX has completed 10 holes in the North Zone, with assay results received for eight holes. The initial results are similar to the historical drilling and have cut numerous intersects of high-grade Cu-TPM rich mineralization (see Table 1).

Historical drilling also identified a similar copper and TPM-rich mineralized zone located 200 ft. south of the North Zone. Part of the current drill program will test the relationship between the near surface North and South Zones and test for any possible link between the two shallow zones and the deeper 2000 Zone.

The Norman Property is currently being tested with three drill rigs; one each at the 2000 and North Zones, while a third rig is testing the area between the two zones. In addition, the previously announced airborne geophysical survey has been completed and the results of this survey should provide valuable information on the extent of the near surface mineralization.

SUDBURY JOINT VENTURE

The drill intersections highlighted above and summarized in Table 1 are part of the ongoing results from the previously announced Cdn $14 million exploration and development program being conducted by the FNX-Dynatec Sudbury Joint Venture, which is owned 75% by FNX and 25% by DYNATEC CORPORATION (DY:TSX) (see April 29, 2002 FNX press release).

The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco (see January 11, 2002 FNX press release) and FNX and Dynatec (see February 3, 2002 FNX and DY press release).

For a detailed description of the properties and previous work on the properties, please go to the FNX website at www.fnxmining.com and FNX's Annual Information Form dated December 21, 2001. References to previous or historical drill assays and other results are extracted from Dr. J.M. Patterson's November 7, 2001 report as amended May 31, 2002, entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by Dr. Patterson and are the sole responsibility of FNX. The full text of Dr. Patterson's report can be found on FNX's website.

FNX is the exploration operator for the Sudbury Joint Venture and James M. Patterson, Ph. D, Member AGO, and Vice President Exploration of FNX is the Company's designated Qualified Person and is responsible for the verification and quality assurance of all historical and current exploration data and analytical results. All of the Sudbury Joint Venture drill core is processed in the manner described in the FNX's May 24, 2002 press release.

The Sudbury Joint Venture drill program will continue to operate with 10 drill rigs - three drill rigs on each of the Levack and Norman properties and two drill rigs at each of the Victoria and McCreedy West properties.

This press release contains certain forward-looking statements, which may materially differ from actual results.

FOR FURTHER INFORMATION, PLEASE CONTACT:
DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS, WEB
SITE: www.fnxmining.com
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com.

[FNX LOGO]

                                     [MAP]

[FNX LOGO]

                                     [MAP]

TABLE 1

         2000 ZONE

------------------------------------------------------------------------------------------------------------------------------
BOREHOLE   EAST     NORTH    AZ     DIP         FROM      TO     LENGTH         %                  G/T                IN SITU
                                               (FT.)     (FT.)    (FT.)     Cu     Ni     Pt    Pd     Au      TPM     CDN$/T
------------------------------------------------------------------------------------------------------------------------------
FNX4000   442410   499640   180     -67.4        -         -       -                no significant assays
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4001   441524   499402   131     -67.0      2266.3    2331.1    64.8    6.03   0.17   1.91   2.79   3.41    8.10    317.00
------------------------------------------------------------------------------------------------------------------------------
                                  including    2306.0    2331.1    25.1   11.42   0.26   2.76   5.23   8.15   16.14    598.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4002   441523   499402   131     -63.0      2210.3    2326.2   115.9    3.28   0.56   1.32   1.41   0.39    3.13    205.00
------------------------------------------------------------------------------------------------------------------------------
                                  including    2210.3    2227.1    16.8    7.43   2.22   3.36   3.01   0.91    7.28    554.00
------------------------------------------------------------------------------------------------------------------------------
                                  including    2252.8    2266.6    13.8    8.60   0.41   3.71   4.30   0.93    8.94    435.00
------------------------------------------------------------------------------------------------------------------------------
                                  including    2313.5    2326.2    12.7    6.88   1.11   1.00   1.44   0.73    3.17    340.00
------------------------------------------------------------------------------------------------------------------------------

         NORTH ZONE

------------------------------------------------------------------------------------------------------------------------------
BOREHOLE   EAST     NORTH    AZ     DIP         FROM      TO     LENGTH         %                  G/T                IN SITU
                                               (FT.)     (FT.)    (FT.)     Cu     Ni     Pt    Pd     Au      TPM     CDN$/T
------------------------------------------------------------------------------------------------------------------------------
FNX4010   443989   500380   311     -45.0       435.0     439.4     4.4    7.04   0.64   1.80   3.07   0.40  5.27      338.00
------------------------------------------------------------------------------------------------------------------------------
                                                460.0     463.4     3.4    3.91   0.25   3.57   2.02   0.75  6.34      231.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4011   443908   500377   311     -47.5       129.4     133.9     4.5    2.75   0.88   0.48   3.40   0.21  4.09      229.00
------------------------------------------------------------------------------------------------------------------------------
                                                197.3     207.9    10.6    3.74   0.33   1.67   1.42   1.17  4.26      208.00
------------------------------------------------------------------------------------------------------------------------------
                                                238.0     240.0     2.0    6.29   0.09   3.42   1.30   0.28  5.00      282.00
------------------------------------------------------------------------------------------------------------------------------
                                                293.0     323.4    30.4    2.41   0.71   1.04   0.67   0.73  2.43      178.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4012   443909   500375   311     -57.0       307.2     312.0     4.9    6.88   0.42   2.05   1.08   3.17  6.30      333.00
------------------------------------------------------------------------------------------------------------------------------
                                                318.4     339.7    21.3    1.09   0.64   2.62   1.21   0.51  4.34      183.00
------------------------------------------------------------------------------------------------------------------------------
                                                403.8     407.8     4.0    3.01   1.09   1.14   1.69   0.27  3.09      245.00
------------------------------------------------------------------------------------------------------------------------------
                                                444.9     453.5     8.7    0.65   0.10   4.12   1.13   0.56  5.81      162.00
------------------------------------------------------------------------------------------------------------------------------
                                                466.2     471.2    5.05    6.26   0.03   1.80   1.43   0.64  3.86      246.00
------------------------------------------------------------------------------------------------------------------------------
                                                544.0       550    6.00    2.49   0.31   5.44   1.71   1.92  9.07      291.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4013A  443890   500524   311     -53.0       120.0     130.4    10.4   12.50   0.16   5.43   5.28   1.36 12.06      581.00
------------------------------------------------------------------------------------------------------------------------------
                                                158.5     174.1    15.6    6.51   0.90   2.17   1.80   0.38  4.35      344.00
------------------------------------------------------------------------------------------------------------------------------
FNX4013   443890   500524   311     -53.0       286.8     297.5    10.7    3.70   0.32   0.98   1.19   0.78  2.94      180.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4014   443963   500459   311     -49.0       210.0     220.0    10.0    9.81   1.84   3.33   2.45   0.73  6.51      560.00
------------------------------------------------------------------------------------------------------------------------------
                                                248.7     260.7    12.0   14.23   0.23   3.90   3.38  23.47 30.75      887.00
------------------------------------------------------------------------------------------------------------------------------
                                                277.3     293.4    16.1    8.68   2.20   3.29   1.13   0.61  5.03      548.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4015   443963   500459   311     -57.0                                    Assays Pending
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4016                                                                      Hole Not Drilled
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4017   443913   500637   311     -46.5        88.0      90.0     2.0    4.52   0.45   0.72   0.35   0.34  1.41      191.00
------------------------------------------------------------------------------------------------------------------------------
                                                199.6     236.0    36.4    1.56   0.23   2.17   2.50   0.58  5.24      168.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4018   443953   500601   311     -48.5       115.5     117.7     2.2    1.93   1.23   0.08  13.25   0.37 13.70      395.00
------------------------------------------------------------------------------------------------------------------------------
                                                150.6     181.2    19.4    3.44   0.42   1.68   2.14   0.58  4.41      212.00
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
FNX4019   443953   500601   311     -58.0                                    Assays Pending
------------------------------------------------------------------------------------------------------------------------------

NOTES  - THE LENGTHS REPORTED ARE DRILL INTERSECTED CORE LENGTHS
       - TPM REFERS TO TOTAL PRECIOUS METALS DEFINED AS Pt+Pd+Au (SEE TABLE 1 FOR INDIVIDUAL METALS)
       - G/T REFERS TO GRAMS PER METRIC TONNE
       - IN SITU DOLLAR VALUES ($ CAN) ARE SHOWN IN ORDER TO PERMIT THE POLYMETALLIC NATURE OF THE MINERALIZATION TO BE WEIGHTED AND COMPARED. THE IN SITU VALUES HAVE BEEN CALCULATED USING THE FOLLOWING COMMODITY PRICES AND CURRENCY EXCHANGE RATE: Cu: US$0.75; Ni: US$3.00; Pt:
         US$550.0/OZ; Pd: US$346.00/OZ; Au: US$321.00/OZ. EXCHANGE RATE: US$1 =
         CDN$1.50

Document 29. Material Change Report, dated June 21, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FORT KNOX GOLD RESOURCES INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  June 20th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on June 20th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 21st day of June, 2002.

                                       FORT KNOX GOLD RESOURCES INC.

                                         PER:            (SIGNED)
                                             ----------------------------------
                                             TERRY MACGIBBON, PRESIDENT

                         [FNX MINING COMPANY INC. LOGO]




                  FORT KNOX GOLD RESOURCES INC. ANNOUNCES NAME

                        CHANGE TO FNX MINING COMPANY INC.

Toronto, Ont.--June 20, 2002--FORT KNOX GOLD RESOURCES INC. (FNX:TSX) announced today that it has changed its name to FNX Mining Company Inc. It is expected that the company's common shares will begin trading under the name FNX Mining Company Inc. as of the opening of business on June 24, 2002. The company will continue to trade under the symbol FNX.

FNX Mining is the exploration operator for the Sudbury Joint Venture, owned 75% by FNX Mining and 25% by DYNATEC CORPORATION (DY:TSX). The joint venture partners can acquire a 100% interest in five former copper, nickel, platinum group, gold-producing properties (McCreedy West, Levack, Norman, Victoria and Kirkwood) in the Sudbury Mining Camp by spending $14 million through to May 2003 and a total of $30 million by May 2006. At present, there are 10 drill rigs operating on four of the properties.

A detailed description of the properties and recent exploration results is available on the FNX Mining web site at www.fnxmining.com

FOR FURTHER INFORMATION PLEASE CONTACT:

David Constable
Vice President Investor Relations and Corporate Affairs
Tel. 416-628-5938, Fax. 416-628-5911
Web Site: www.fnxmining.com

Document 30. Material Change Report, dated June 27, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FKX MINING COMPANY INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  June 26th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on June 26th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 27th day of June, 2002.


                                         FNX MINING COMPANY INC.



                                         PER:              (SIGNED)
                                               _________________________________
                                                    TERRY MACGIBBON, PRESIDENT

                                     [LOGO]



                 FNX MINING ANNOUNCES $25 MILLION "BOUGHT DEAL"
                 FINANCING AND $6 MILLION FLOW THROUGH FINANCING


Toronto: June 26, 2002 - FNX MINING COMPANY INC. (FNX - TSX) is pleased to announce that Dundee Securities Corporation, BMO Nesbitt Burns Inc., and Griffiths McBurney & Partners (collectively, the "Underwriters") have agreed to purchase, on a bought deal basis, 5,000,000 common shares of the Corporation at a price of $5.00 per share for gross proceeds of $25,000,000. The Underwriters also have a green-shoe option to purchase up to an additional 750,000 common shares at $5.00 per share for a period of 60 days following closing. The common shares to be issued under the bought deal financing will be offered by way of short form prospectus to be filed in certain provinces in Canada. Concurrently, the Underwriters will offer for sale, on a best efforts basis, 1,000,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $6,000,000.

FNX plans to use the net proceeds of this financing to advance its Sudbury Joint Venture Properties and for general working capital. "This financing gives us the funds required to continue our aggressive exploration activities on our five Sudbury Joint Venture Properties," said Terry MacGibbon, President and CEO. "We are currently acquiring all required permits and approvals to go underground at the McCreedy West-Levack Properties to rehabilitate the McCreedy West ramp to the 1600 foot Level and to complete economic evaluations on our near-term production targets at McCreedy West and Levack."

The offerings are scheduled to close on or about July 18, 2002 and are subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

In consideration for their services, the Underwriters will receive a 6% cash commission.

These securities have not been and will not be registered under the US Securities Act, as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.



FOR FURTHER INFORMATION, PLEASE CONTACT:

DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com
                                                  ------------------------
WEB SITE: www.fnxmining.com
          -----------------

Document 31. Material Change Report, dated July 18, 2002.

                                     FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FNX MINING COMPANY INC., 56 Temperance Street,
                  4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  July 18th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on July 18th, 2002 through BCE Emergis, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 18th day of July, 2002.


                                         FNX MINING COMPANY INC.



                                         PER:               (SIGNED)
                                               -------------------------------
                                                    TERRY MACGIBBON, PRESIDENT

                                     [LOGO]


Toronto: July 18, 2002 - FNX MINING COMPANY INC. (FNX - TSX) announces the successful completion of the previously announced (June 26, 2002 FNX news release) bought deal financing. Dundee Securities Corporation, BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners (collectively, the "Underwriters") purchased 5,000,000 common shares of FNX at a price of $5.00 per share for gross proceeds of $25,000,000. The common shares were issued by way of a short form prospectus filed in certain provinces of Canada.

Concurrently, the Underwriters sold on a best efforts basis 1,000,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $6,000,000. The Underwriters received a 6% cash commission. Both offerings closed on July 18, 2002. In addition to the net proceeds of this financing, FNX currently has approximately $8.0 million in its treasury and potentially an additional $6.0 million cash, if all outstanding warrants and options are exercised.

FNX plans to use the net proceeds of this financing to advance its Sudbury Joint Venture Properties and for general working capital. Terry MacGibbon, President and CEO of FNX, observed that, "These funds ensure FNX Mining can not only meet its commitments under the terms of the joint venture agreement, but provide the ability to accelerate planning schedules for new discoveries and participate in other growth opportunities."

THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO US PERSONS (AS DEFINED IN REGULATION S OF THE US SECURITIES ACT) UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR FURTHER INFORMATION, PLEASE CONTACT:

DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com
                                                  ------------------------
WEB SITE: www.fnxmining.com
          -----------------

Document 32. Material Change Report, dated September 18, 2002.

                                    FORM 27

                               THE SECURITIES ACT

                   MATERIAL CHANGE REPORT UNDER SECTION (75) 2

ITEM 1.           REPORTING ISSUER

                  FNX MINING COMPANY INC., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

ITEM 2.           DATE OF MATERIAL CHANGE

                  September 18th, 2002.

ITEM 3.           PRESS RELEASE

                  The Press Release was sent on September 18th, 2002 through CCN Matthews, Toronto Ontario.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  For further information, attached hereto is a copy of the Press Release.

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  Confidentiality is not requested.

ITEM 7.           OMITTED INFORMATION

                  No information has been omitted in respect to the material change.

ITEM 8.           SENIOR OFFICER

                  Mr. Terry MacGibbon, President, [416] 628-5929.

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 18th day of September, 2002.


                                                   FNX MINING COMPANY INC.



                                             PER:         (SIGNED)
                                                  ------------------------------
                                                      TERRY MACGIBBON, PRESIDENT

                                   [FNX LOGO]

                  FNX-DYNATEC SUDBURY JOINT VENTURE INTERSECTS
               463 FEET OF Cu-Ni-Pt-Pd-Au MINERALIZATION AT NORMAN

   TORONTO, ON --- September 18, 2002 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that recent drilling at the Norman property indicates the Norman 2000 Zone has the potential to host a significant deposit for the joint venture. To date, eight FNX boreholes have intersected wide zones, up to 463 feet, of Cu, Ni and precious metal mineralization that contain sub-zones of high-grade Cu-Ni-Pt-Pd-Au mineralization. These intersections occur within a mineralized zone that is at least 600 ft. by 600 ft. and open in all directions. The deepest borehole drilled on the 2000 Zone, FNX 4008, intersected the widest and best mineralization discovered to date. To accelerate delineation of the 2000 Zone and to test the 2500 ft. target area between the 2000 Zone and the near surface North Zone, two additional drill rigs will be added to the three rigs already on site.


   HIGHLIGHTS:

                                                                            IN SITU VALUE
                                                                             CDN $/TONNE
                                                                             -----------
    FNX 4003          391.3 FT        1.6% Cu      0.2% Ni      2.2 G/T TPM     $ 103.00
           INCL.      134.4 FT        3.6% Cu      0.4% Ni      3.8 G/T TPM     $ 199.00
           INCL.       42.9 FT.       6.0% Cu      0.3% Ni      6.4 G/T TPM     $ 308.00
           INCL.       23.5 FT.       8.9% Cu      0.5% Ni      9.8 G/T TPM     $ 468.00
           INCL.       25.2 FT        6.2% Cu      0.4% Ni      5.8 G/T TPM     $ 308.00
           INCL.       19.2 FT        2.8% Cu      1.0% Ni      3.4 G/T TPM     $ 239.00

    FNX 4004          185.8 FT.       2.1% Cu      0.2% Ni      2.5 G/T TPM     $ 122.00
           INCL.      102.0 FT.       2.6% Cu      0.2% Ni      3.0 G/T TPM     $ 205.00
           INCL.       15.9 FT.      10.9% Cu      1.4% Ni      6.6 G/T TPM     $ 529.00
           INCL.       16.4 FT.       4.9% Cu      0.2% Ni     11.5 G/T TPM     $ 372.00

    FNX 4007           24.5 FT.      21.7% Cu      3.0% Ni     14.6 G/T TPM     $1114.00
            AND        14.2 FT.       6.4% Cu      0.4% Ni      3.5 G/T TPM     $ 255.00

    FNX 4008          462.7 FT.       2.2% Cu      0.3% Ni      3.5 G/T TPM     $ 155.00
           INCL.      373.4 FT        2.7% Cu      0.3% Ni      4.2 G/T TPM     $ 187.00
           INCL.      256.1 FT        3.5% Cu      0.4% Ni      5.1 G/T TPM     $ 230.00
           INCL.      112.4 FT        3.7% Cu      0.4% Ni      8.4 G/T TPM     $ 306.00

    FNX 4080          306.2 FT        2.3% Cu      0.2% Ni      3.5 G/T TPM     $ 143.00
           INCL.      220.5 FT        2.4% Cu      0.1% Ni      4.1 G/T TPM     $ 155.00
           INCL.       25.9 FT        5.1% Cu      0.1% Ni      4.0 G/T TPM     $ 217.00
           INCL.       25.0 FT        6.6% Cu      0.1% Ni     16.6 G/T TPM     $ 521.00
           INCL.       50.6 FT        4.4% Cu      0.3% Ni      4.8 G/T TPM     $ 233.00

NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW TABLE 2.

   Historic drilling intersected the 2000 Zone in a number of holes and demonstrated the presence of wide-spread mineralization. Holes A and B, shown in the attached 2000 Zone Longitudinal Section, both cut wide zones of mineralization. Borehole A intersected 2.0% Cu and 1.8 g/t TPM over 388.8 ft., including 4.1% Cu and 3.2 g/t TPM over 171.1 ft.; 20.0% Cu and 14.3 g/t TPM over 19.2 ft. and 11.2 % Cu and 10.1 g/t TPM over 19.5 ft. Borehole B intersected 1.5 % Cu and 1.2 g/t TPM over 275.8 ft. including 3.4% Cu and 2.8 g/t TPM over 45.8 ft.).

   The results of the first three FNX boreholes drilled on the Norman 2000 Zone were reported in the June 13, 2002 FNX press release. Two of those boreholes intersected significant mineralization (FNX 4001 - 6.0% Cu, 0.2% Ni and 8.1 g/t TPM over 64.8 ft. and FNX 4002 - 3.3% Cu, 0.6% Ni, 3.1 g/t TPM over 115.9 ft., see Table 2 for details).

   Since the June 13, 2002 Norman news release, FNX has completed 20,800 ft. of drilling in eight boreholes on the 2000 Zone. Assay results have been received for seven holes (see attached Table 1 for details). These initial, results demonstrate that the 2000 Zone contains wide zones of polymetallic mineralization containing significant values of copper, nickel, platinum, palladium and gold. The FNX boreholes cut the mineralized zones at right angles and the true width of the FNX intersections are estimated to be 50% - 60% of core lengths.

   The 2000 Zone mineralized environment, now known to be 600 ft. by 600 ft., is open in all directions and occurs as massive sulphide veins consisting mainly of chalcopyrite, pentlandite and millerite. The vein system is several hundred feet wide and is associated with the Whistle Offset Dyke where the dyke dramatically changes from a wide bulbous shape to a narrow constriction accentuated by the presence of large inclusions in the dyke. This geological setting is a common host for ore deposits occurring in Sudbury Basin Offset Dykes.

   The geological setting of the 2000 Zone is very similar to that of the North Zone which outcrops some 2500 feet up plunge from the 2000 Zone. This postulated plunge direction (see attached map) is untested and represents an excellent exploration target. Future drilling will focus on delineating the 2000 Zone and determining whether the 2000 Zone and the North Zone are part of the same mineralized system.

   SUDBURY JOINT VENTURE - GENERAL

   The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).

   The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph. D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining,com" and also refer to FNX's Annual Information Form dated December 21, 2001 and updated to May 31, 2002.

   The drill program is continuing with three drill rigs on each of the McCreedy West, Levack and Norman properties and two rigs on the Victoria property. Later this month, two drill rigs will be added to the Norman property and two additional drill rigs will initiate underground drilling at McCreedy West.

   This press release contains certain forward-looking statements, which may materially differ from actual results.

   FOR FURTHER INFORMATION, PLEASE CONTACT:

   David Constable, Vice President, Investor Relations and Corporate Affairs
   Telephone: 416-628-5938, Fax: 416-628-5911, Email: dconstable@fnxmining.com, Website - www.fnxmining.com

                                     TABLE 1
                                NORMAN 2000 ZONE

----------- ------- -------- ------- ---------- -------------------------------- ------------- -------------------------- ----------
                                                                                                                           IN SITU
    DDH      WEST    SOUTH   AZ DEG.  DIP DEG.                FEET                     %                   G/T              CDN$/T
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                                   FROM        TO        LENGTH     Cu     Ni     Pt    Pd     Au    TPM
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4003   1451.0   253.0   131.3      -68       2196.0     2587.3       391.3    1.6    0.2    0.9   0.8    0.4    2.2     103.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2196.0     2330.4       134.4    3.6    0.4    1.3   1.5    0.9    3.8     199.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2196.0     2238.9        42.9    6.0    0.3    2.3   2.3    1.8    6.4     308.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2196.0     2219.5        23.5    8.9    0.5    3.8   4.1    1.9    9.8     468.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2263.8     2289.0        25.2    6.2    0.4    2.1   2.1    1.7    5.8     308.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2311.2     2330.4        19.2    2.8    1.0    1.1   2.1    0.2    3.4     239.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2480.3     2496.0        15.7    1.8    0.3    1.5   1.5    0.5    3.4     150.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2556.5     2587.3        30.8    0.7    0.1    2.7   1.5    0.3    4.5     124.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4004   1377.0   602.0   131.3      -70       2114.1     2299.9       185.8    2.1    0.2    1.0   1.4    0.2    2.5     122.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2114.1     2216.1       102.0    2.6    0.2    1.1   1.7    0.2    3.0     205.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2114.1     2130.0        15.9   10.9    1.4    1.8   4.4    0.5    6.6     529.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2199.7     2216.1        16.4    4.9    0.2    4.8   6.0    0.7   11.5     372.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2267.9     2299.9        32.0    3.2    0.1    1.3   1.8    0.2    3.4     157.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2289.3     2299.9        10.6    9.2    0.1    2.6   4.8    0.5    7.9     396.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4005   1450.0   450.0   131.3      -65       2186.4     2303.0       116.6    1.3    0.3    0.6   0.6    0.1    1.3      84.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2190.7     2208.0        17.3    1.3    1.1    0.3   0.5    0.2    1.0     157.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2237.1     2242.8         5.7   11.2    0.4    2.3   2.9    0.7    5.9     440.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2273.6     2303.0        29.4    1.5    0.2    1.6   1.3    0.1    3.0     121.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2273.6     2285.4        11.8    2.5    0.4    1.7   1.9    0.1    3.8     179.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4006   1377.0   602.0   131.3     -65.5      2207.8     2228.2        20.4    1.5    0.2    2.0   1.0    0.4    3.4     127.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4007   1450.0   450.0   131.3     -62.5      1866.5     1921.7        55.2   10.6    1.5    2.1   4.5    0.7    7.3     553.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    1897.2     1921.7        24.5   21.7    3.0    4.0   9.6    1.0   14.6    1114.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                                  2014.4     2029.0        14.6    3.4    0.2    0.7   1.4    0.1    2.2     146.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                                  2215.9     2230.1        14.2    6.4    0.4    0.5   0.5    2.5    3.5     255.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2226.4     2230.1         3.7   18.3    0.1    1.4   0.9    9.4   11.7     662.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4008   1521.0   352.0   131.3      -68       2234.2     2696.9       462.7    2.2    0.3    1.7   1.4    0.4    3.5     155.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2257.2     2630.6       373.4    2.7    0.3    2.0   1.7    0.5    4.2     187.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2296.4     2597.0       300.6    3.1    0.3    2.2   2.0    0.6    4.8     212.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2296.4     2321.4        25.0    2.3    0.1    1.9   2.4    0.2    4.5     165.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2340.9     2597.0       256.1    3.5    0.4    2.4   2.1    0.6    5.1     230.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2377.7     2529.3       151.6    3.7    0.4    3.4   2.8    0.8    7.0     282.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2340.9     2372.8        31.9    5.0    0.8    1.9   1.7    0.4    4.0     286.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2381.3     2493.7       112.4    3.7    0.4    4.1   3.3    1.0    8.4     306.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2575.6     2597.0        21.4    7.0    0.2    1.4   2.2    0.9    4.5     276.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
FNX4080     1521.0   352.0   129.3     -64.0      2144.1     2450.3       306.2    2.3    0.2    1.4   1.6    0.5    3.5     143.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2144.1     2170.0        25.9    5.1    0.1    1.4   2.2    0.4    4.0     217.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                     including    2229.8     2450.5       220.5    2.4    0.1    1.6   1.9    0.6    4.1     155.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2329.4     2354.4        25.0    6.6    0.1    7.4   7.3    1.9   16.6     521.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                         incl.    2399.7     2450.3        50.6    4.4    0.3    1.4   2.5    0.9    4.8     233.00
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------

                                     TABLE 2
                                NORMAN 2000 ZONE
              ( Previously Reported in June 13, 2002 News Release)

----------- ------- -------- ------- ---------- -------------------------------- ------------- -------------------------- ----------
                                                                                                                           IN SITU
    DDH      WEST    SOUTH   AZ DEG.  DIP DEG.                FEET                     %                   G/T              CDN$/T
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
                                                   FROM        TO        LENGTH     Cu     Ni     Pt    Pd     Au    TPM
----------- ------- -------- ------- ---------- ----------- ---------- --------- ------ ------ ------ ----- ------ ------ ----------
  FNX4000   970.0   542.0 N    180     -67.4       -          -         -                        NSV
----------- ------- --------- ------ ---------- -------- ----------- -------- ------------------------------------------ ---------

----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
  FNX4001   1450.0  253.0 S    131     -67.0    2266.3       2331.1     64.8     6.0     0.2   1.9    2.8     3.4   8.1    317.00
----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                     including  2306.0       2331.1     25.1    11.4     0.3   2.8    5.2     8.2  16.1    598.00
----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------

----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
  FNX4002   1451.0  253.0 S    131     -63.0    2210.3     2326.2      115.9     3.3     0.6   1.3    1.4     0.4   3.1    205.00
----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                     including  2210.3     2227.1       16.8     7.4     2.2   3.4    3.0     0.9   7.3    554.00
----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                     including  2252.8     2266.6       13.8     8.6     0.4   3.7    4.3     0.9   8.9    435.00
----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                     including  2313.5     2326.2       12.7     6.9     1.1   1.0    1.4     0.7   3.2    340.00
----------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------

NOTES FOR TABLES 1 & 2 :

     o    The lengths reported are drill intersected core lengths.
     o    TPM = Total Precious Metals defined as Pt+Pd+Au
     o    Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold
     o    g/t = grams per metric tonne
     o    NSV = no significant values.
     o Gross in situ dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross in situ amounts do not take into consideration mining and processing costs and have no economic significance.
     o The gross in situ $ values have been calculated using the following commodity prices and currency exchange rate: Cu = US $0.70/lb; Ni = US $3.00/lb; Pt = US $ 550.0/oz; Pd = US $ 346.0/oz; Au = US $321.0/oz.
          Exchange: 1 US$ = 1.5 CDN

[FNX LOGO]                   SUDBURY BASIN JOINT VENTURE
                                  NORMAN PROPERTY

                                     [MAP]

[FNX LOGO]                   SUDBURY BASIN JOINT VENTURE
                                  NORMAN PROPERTY
                                     2000 ZONE

                                     [MAP]

Document 33. Notice of Change of Auditor, dated February 26, 2002.

                           NOTICE OF CHANGE OF AUDITOR


TO:               JOHN E. GOODWIN, CHARTERED ACCOUNTANT

AND TO:           SMITH, NIXON & CO. LLP., CHARTERED ACCOUNTANTS

         TAKE NOTICE THAT John E. Goodwin, Chartered Accountant, the former auditor of FORT KNOX GOLD RESOURCES INC. (the "Corporation"), at the request of management of the Corporation, have tendered their resignation effective December 20, 2001 and the directors of the Corporation by resolution passed on December 7, 2001 have appointed Smith, Nixon & Co. LLP., Chartered Accountants, successor auditors in their place.

         TAKE FURTHER NOTICE THAT:

         (a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

         (b) the Corporation's Board of Directors have approved and accepted the resignation of John E. Goodwin, Chartered Accountant, and have approved the appointment of Smith, Nixon & Co. LLP., Chartered Accountants, in their place; and

         (c) in the opinion of the Corporation, no reportable events occurred prior to the Resignation of John E. Goodwin, Chartered Account. Reportable events means disagreements or unresolved issues between the Corporation and John E. Goodwin, Chartered Account, and consultations between the Corporation and John E. Goodwin, Chartered Accountant.

         DATED at Toronto, Ontario this 26th day of February, 2002.

                                                BY ORDER OF THE BOARD

                                                "Signed"
                                                A.T. MacGibbon, President

Document 34. Press Release, dated January 11, 2002, concerning the effective date of the Inco Option to Purchase Agreement.

                                     [LOGO]


          FORT KNOX ANNOUNCES EFFECTIVE DATE OF INCO OPTION TO PURCHASE AGREEMENT AND RELEASE FROM ESCROW OF PROCEEDS FROM RECENT FINANCING


Toronto --- January 11, 2002 --- FORT KNOX GOLD RESOURCES INC. (FNX - TSE) is pleased to announce that its option agreement to purchase five Sudbury Basin, ON properties from Inco Limited has become effective (please see Fort Knox's December 3, 2001 press release for details of the agreement).

Fort Knox is also pleased to announce that the proceeds of its recently completed $8,000,000 financing have been released from escrow (please see Fort Knox's December 27, 2001 press release).

Fort Knox and Dynatec Corporation, one of Canada's premier mining contracting and service companies, are in final negotiations to form a joint venture (Fort Knox-75% and Dynatec-25%) to explore, develop and mine the properties.

The Fort Knox-Dynatec Joint Venture plans to immediately initiate a $14 million work program on the properties. The work program will be completed over a 16 month period and consist of diamond drilling, data compilation and geological and geophysical surveys. Concurrently, detailed mine engineering and economic evaluation will be conducted on the known mineralized zones.

This press release contains forward looking statements by Fort Knox, which may materially differ from actual results.


FOR FURTHER INFORMATION PLEASE CONTACT:

Fort Knox Gold Resources Inc.
Terry MacGibbon, President and CEO
Tel: (416) 628-5929, Fax: (416) 628-5911, e-mail: fortknox@347bay.com

Document 35. Press Release, dated January 11, 2002, concerning Dundee Wealth Management Inc.'s acquisition of 1,250,000 flow-through common shares.

         [LOGO]

                            ACQUISITION OF SHARES OF
                          FORT KNOX GOLD RESOURCES INC.

FOR IMMEDIATE RELEASE

TORONTO, JANUARY 11, 2002 - In accordance with regulatory requirements, Dundee Wealth Management Inc. (DW, DW.WT - TSE) ("Dundee Wealth") announced that CMP 2001 Resource Limited Partnership ("CMP 2001") and CMP 2001 II Resource Limited Partnership ("CMP 2001 II"), the general partners of which are wholly-owned subsidiaries of Dundee Wealth, have acquired an aggregate of 1,250,000 flow-through common shares of Fort Knox Gold Resources Inc. ("Fort Knox") at $1.00 per share, which represents an approximate 5.85% interest in Fort Knox on an undiluted basis.

If all warrants owned or controlled by subsidiaries, affiliates and associates of Dundee Wealth were exercised or converted, subsidiaries, affiliates and associates of Dundee Wealth would own or control, in aggregate, approximately 17.31% of the outstanding common shares of Fort Knox on a partially diluted basis.

The securities of Fort Knox purchased by CMP 2001 and CMP 2001 II and the securities of Fort Knox held by certain subsidiaries, affiliates and associates of Dundee Wealth or over which subsidiaries, affiliates and associates of Dundee Wealth exercise control or direction, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Wealth Management Inc. is a Canadian integrated financial service company providing wealth management to independent financial advisors, institutional investors, corporations, individuals and foundations. Operating through several wholly-owned subsidiaries, Dundee Wealth provides asset management, securities brokerage, investment banking and financial planning and advisory services to its client base.


For further information contact:

Jonathan Goodman
Executive Vice President
Dundee Wealth Management Inc.
(416) 365-2408

Document 36. Press Release, dated February 27, 2002, concerning the signing of the Sudbury Joint Venture Agreement.

DYNATEC PRESS RELEASE

FEBRUARY 27, 2002

For Immediate Release

FORT KNOX AND DYNATEC SIGN SUDBURY BASIN JOINT VENTURE AGREEMENT AND COMMENCE $14 MILLION EXPLORATION PROGRAM

TORONTO, ONTARIO -- Fort Knox Gold Resources Inc. (FNX-TSE) and Dynatec Corporation (DY-TSE) are pleased to announce the signing of the Sudbury Basin Joint Venture Agreement ("Sudbury Basin Joint Venture") to explore, develop and mine five mineral properties located in the Sudbury district of north eastern Ontario. The Sudbury Basin Joint Venture (Fort Knox-75%, Dynatec-25%) is binding on both Parties and effective as of January 10th, 2002.

Fort Knox recently entered into an option agreement with Inco Limited ("Inco Agreement") to acquire a 100% interest in the mineral rights covering five properties, (McCreedy West, Levack, Victoria, Kirkwood and Norman, collectively the "Properties"). The Inco Agreement also grants Fort Knox, subject to certain conditions and approvals, access and use of the surface rights and onsite facilities as will be necessary to permit exploration, development and mining operations on the Properties.

Fort Knox has assigned all of its rights, obligations and interest in the Inco Agreement to the Sudbury Basin Joint Venture. Fort Knox will conduct all surface and underground exploration activities on the Properties. Dynatec will conduct all surface and underground mining operations and related activities on the Properties. Under the terms of the Inco Agreement, Inco has the right to process all ores produced from the Properties.

In order to exercise the option granted under the Inco Agreement and earn a 100% interest in the Properties, the Sudbury Basin Joint Venture is required to incur exploration and development expenditures totaling Cdn$30 million on the Properties over a 52-month period commencing January 10, 2002. Fort Knox and Dynatec have jointly committed to spend a minimum of Cdn$14 million (Cdn$7 million each) on the Properties over the first 16-month period. All future expenditures, including the remaining Cdn$16 million required to be expended over a further 36-month period, will be funded pro rata according to each Party's joint venture interest; with Dynatec contributing 25% or Cdn$4 million and Fort Knox contributing 75% or Cdn$12 million.

The Properties are all former copper, nickel, platinum, palladium and gold producers and contain numerous remnants and extensions of previously mined deposits. In addition, Fort Knox believes that the Properties host five near term production targets and 12 advanced exploration targets. Please see the Fort Knox press releases dated May 15, July 3, December 3, 2001 and January 11, 2002 for details of the Inco Agreement and the Properties.

The initial work program, budgeted at Cdn$14 million, will commence immediately and be one of the most aggressive exploration programs conducted in Canada in a number of years. A minimum of 250,000 feet of surface drilling will be completed on the Properties. Underground drilling on the McCreedy West and Levack Properties is planned for later in the year following rehabilitation of some of the existing underground workings. The initial work program will be directed toward an early evaluation of the near term production targets, confirmation and delineation of the advanced exploration targets and testing the exploration potential of the Properties.

Terry MacGibbon, President and CEO of Fort Knox, stated, "Fort Knox is very pleased to have Dynatec, one of Canada's premier mining contracting and service companies, as its joint venture partner. With Dynatec on board, we will be able, if warranted, to put the properties into production with minimum capital and mine the properties with low operating costs". Mr. MacGibbon further stated, "Having Fort Knox as the exploration operator and Dynatec conducting all mining activities provides us with a unique synergy that will enhance the evaluation and exploitation of the potential of the properties".

Bob Dengler, President and CEO of Dynatec, stated, "The participation and interest to be earned in these Sudbury Basin Joint Venture properties is significant to Dynatec's corporate growth strategy and we are excited about working with Fort Knox and Inco bringing new production to these properties."

This press release contains certain forward-looking statements, which may materially differ from actual results.

For further information please contact:

W.R. (Bob) Dengler
President and C.E.O.
Dynatec Corporation
Tel: 905-780-1980
Fax: 905-780-1990
E-Mail: dengler@groupwise.dynatec.ca
        ----------------------------

Terry MacGibbon
President and C.E.O.
Fort Knox Gold Resources Inc.
Tel: 416-628-5929
Fax: 416-628-5911
E-mail: info@fnxmining.com
        ------------------

Document 37. Press Release, dated March 21, 2002, concerning the commencement of a 400,000 foot diamond drill program by the Fort Knox-Dynatec Sudbury Basin Joint Venture.

                [LOGO]                                [LOGO]



                  FORT KNOX-DYNATEC SUDBURY BASIN JOINT VENTURE
                      COMMENCES 400,000 FOOT DRILL PROGRAM

TORONTO, ON --- March 21, 2002--- FORT KNOX GOLD RESOURCES INC. (FNX-TSE) and DYNATEC CORPORATION (DY-TSE) announce that their Sudbury Basin Exploration and Mining Joint Venture has commenced a 400,000 foot diamond drill program. The drilling is part of a Cdn$14 million initial work program to be completed on the Sudbury Basin properties over the next 14 months.

The McCreedy West, Levack, Victoria, Norman and Kirkwood properties (collectively the "Properties") are all former copper, nickel, platinum, palladium and gold producers. The Properties are located in the Sudbury district of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco Limited (see January 11, 2002 FNX press release) and Fort Knox and Dynatec (see February 3, 2002 FNX and DY press releases).

The drill program will be one of the largest and most aggressive drill campaigns conducted in Canada for a number of years. Surface drill contracts have been awarded to Bradley Brothers and the Major Drilling Group. Underground drilling on the McCreedy West and Levack properties is planned for later in the year following rehabilitation of some of the existing underground workings.

The initial work program will be directed toward: (1) an early economic evaluation of the remnants and extensions of previously mined deposits and the near-term production targets, (2) the confirmation and delineation of the advanced exploration targets and (3) testing the grassroots exploration potential of the Properties.

This press release contains certain forward-looking statements, which may materially differ from actual results.

Fort Knox Gold Resources Inc.               Dynatec Corporation
Terry MacGibbon, Pres/CEO                   Bob Dengler, Pres/CEO
Telephone:        416-628-5929              Telephone:        905-780-1980
Fax:              416-628-5911              Fax:              905-780-1990
Email:   info@fnxmining.com                 email:  dengler@groupwise.dynatec.ca

Document 38. Press Release, dated April 11, 2002, concerning the appointment of Dr. James M. Patterson as the Company's Vice President Exploration.

                                     [LOGO]



                  FORT KNOX APPOINTS VICE PRESIDENT EXPLORATION



Toronto -- April 11, 2002 -- Terry MacGibbon, President & CEO of FORT KNOX
GOLD RESOURCES INC. (FNX - TSE), is pleased to announce today the appointment of Dr. James M. Patterson as the Company's Vice President Exploration.

Dr. Patterson holds an honours Geology degree from Trinity College, Dublin, Ireland; a Ph.D in Mining Geology from the University of London, England and a Diploma of Imperial College, London, England. He has extensive experience in the mining industry and spent much of his career working in Canada, Europe, and SE Asia. Dr. Patterson has held management and executive positions with major and junior mining companies and has worked on projects ranging from exploration to mine development. He has also worked as a mineral exploration consultant, a government research geologist, an economic geologist with CIDA and as project manager and consultant on several United Nations funded projects.

Dr. Patterson has been involved with the Company for the past 5 months as its independent Qualified Person and authored Fort Knox's Technical Report on Mineral Properties in the Sudbury Basin, Ontario.

"We are very fortunate to have someone of Jim's background and experience join the Company during this period of growth and expansion." said Terry MacGibbon. He also stated "I am confident that Jim's world-wide experience, along with his knowledge of the Sudbury Basin, will enable him to make a significant contribution to the Company's growth and to successfully guide the Company's exploration efforts on our Sudbury Basin properties".



FOR FURTHER INFORMATION PLEASE CONTACT:

Fort Knox Gold Resources Inc.
Terry MacGibbon, President and CEO
Tel: (416) 628-5929, Fax: (416) 628-5911
E-mail:  info@fnxmining.com
Fort Knox Web Site: www.fnxmining.com

Document 39. Press Release, dated April 29, 2002, concerning the operation of nine drill rigs on the Sudbury Basin Joint Venture properties.

                      [LOGO]                         [LOGO]


                 NINE DRILL RIGS OPERATING ON FORT KNOX-DYNATEC
                     SUDBURY BASIN JOINT VENTURE PROPERTIES

TORONTO, ON --- April 29, 2002--- FORT KNOX GOLD RESOURCES INC. (FNX-TSE) and DYNATEC CORPORATION (DY-TSE) announce that nine drill rigs are in full operation on their Sudbury Basin Joint Venture properties and that a tenth drill rig will be added next week. The drill program is part of the previously announced Cdn$14 million initial work program to be completed on the joint venture properties by May 10, 2003.

To date, eight boreholes have been completed and nine boreholes are in progress. The initial drill and assay results are expected to be available for release during the second week of May.

The Sudbury Basin Joint Venture five properties; McCreedy West, Levack, Victoria, Norman and Kirkwood, are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury district of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco Limited (see January 11, 2002 FNX press release) and Fort Knox and Dynatec (see February 3, 2002 FNX and DY press releases).

The contiguous MCCREEDY WEST AND LEVACK properties are located in the western half of the Levack Embayment, which hosts 16 former and current producers. Each of the properties has two drill rigs operating on it with two boreholes completed and two boreholes in progress. One drill rig has recently been collared to initiate testing of the NORTH RANGE FOOTWALL TARGET, which is located in the footwall rocks of the McCreedy West and Levack properties. This target area has been under-explored relative to the eastern half of the Levack Embayment where there are several high-grade Cu-Ni-PGM footwall deposits. The exploration of this environment will be pursued by drilling a series of ten 5000 ft. boreholes, spaced at approximately 1000 ft. intervals. Two rigs are drilling on the NORMAN property with one borehole completed and two in progress. Four boreholes have been completed on the VICTORIA property and two additional boreholes are currently being drilled.

Upon completion of each borehole, a down hole UTEM geophysical survey will be carried out to test the ground in the vicinity of the borehole and to guide future drilling.

The Fort Knox Sudbury office and core logging and sampling facility are fully operational with a full-time staff of 15 and additional contract staff added as required.

This press release contains certain forward-looking statements, which may materially differ from actual results.


Fort Knox Gold Resources Inc.              Dynatec Corporation
Terry MacGibbon, Pres/CEO                  Bob Dengler, Pres/CEO
Telephone:        416-628-5929             Telephone:        905-780-1980
Fax:              416-628-5911             Fax:              905-780-1990
Email:   info@fnxmining.com                email:   dengler@groupwise.dynatec.ca
         ------------------                         ----------------------------

Document 40. Press Release, dated May 15, 2002, concerning the discovery of nickel mineralization by the Fort Knox-Dynatec Sudbury Joint Venture.

                                     [LOGO]


              FORT KNOX-DYNATEC SUDBURY JOINT VENTURE DISCOVERS NEW
             NICKEL MINERALIZION and CONFIRMS PREVIOUS DRILL RESULTS



TORONTO, ON --- May 15, 2002--- FORT KNOX GOLD RESOURCES INC. (FNX-TSE) and DYNATEC CORPORATION (DY-TSE) are pleased to announce the discovery of new nickel mineralization in a previously undrilled area within the McCreedy West property and that Cu-Ni-Pt-Pd-Au mineralization has been confirmed within known mineralized zones at the McCreedy West and Levack properties.

HIGHLIGHTS

McCREEDY WEST PROPERTY

O THE DISCOVERY OF HIGH-GRADE NICKEL MINERALIZATION IN A PREVIOUSLY UNDRILLED AND READILY ACCESSIBLE PART OF THE MCCREEDY WEST MINE HAS THE POTENTIAL TO BE A NEW MINERALIZED ZONE (INTER MAIN ZONE).

O AT THE PM ZONE, THE INTERSECTION OF SIGNIFICANT Cu-Ni-TPM MINERALIZATION OVER A 250-FT. CORE INTERVAL ALONG WITH SHORTER SECTIONS OF MUCH HIGHER GRADE MINERALIZATION, CONFIRMS THE PREVIOUS DRILL RESULTS.

O        INTER MAIN ZONE:  52.3 FT. 0.4% Cu,  3.2% Ni,    0.2 G/T  TPM

O        UPPER MAIN ZONE:  35.0 FT. 0.6% Cu,  1.7% Ni,    0.2 G/T  TPM

o        PM ZONE:                  250.7 FT. 1.2% Cu,  0.2% Ni,   6.2 G/T  TPM
                  (INCLUDING)       24.6 FT. 2.1% Cu,  0.5% Ni,  24.6 G/T  TPM
                  (INCLUDING)       24.7 FT. 1.7% Cu,  0.5% Ni,  15.1 G/T  TPM
                  (INCLUDING)       67.0 FT. 2.2% Cu,  0.3% Ni,  11.3 G/T  TPM
                  (INCLUDING)       15.3 FT. 7.5% Cu,  0.8% Ni,  30.7 G/T  TPM

LEVACK PROPERTY

O SIGNIFICANT Cu-Ni-TPM MINERALIZATION WAS INTERSECTED IN THE 1300 AND 1900 ZONES AND A STRONG BOREHOLE GEOPHYSICAL ANOMALY INDICATES THAT THE TWO ZONES MAY BE CONNECTED AND WARRANT EXTENSIVE DRILLING.

O        1300 ZONE:                 35.7 FT. 0.6% Cu,  2.0% Ni,    0.8 G/T TPM
                  (INCLUDING)       19.3 FT. 0.9% Cu,  2.6% Ni,    0.9 G/T TPM

O        1900 ZONE:                 20.0 FT. 2.8% Cu,  2.0% Ni,    3.0 G/T TPM
                  (INCLUDING)        8.7 FT. 5.3% Cu,  4.4% Ni,    5.1 G/T TPM

                                    13.5 FT. 1.3% Cu,  2.1% Ni,    1.7 G/T TPM
                  (INCLUDING)        6.1 FT. 2.1% Cu,  4.2% Ni,    3.2 G/T TPM
     NOTES:
O THE LENGTHS REPORTED ARE DRILL INTERSECTED CORE LENGTHS AND NOT AN ESTIMATE OF TRUE WIDTHS.
O        TPM REFERS TO TOTAL PRECIOUS METALS DEFINED AS PT+PD+AU.
O        G/T REFERS TO GRAMS PER METRIC TONNE
O        ABOVE INTERSECTION SUMMARIES ARE DETAILED IN ATTACHED TABLES 1 AND 2

The above intersection summaries are part of the initial results from the previously announced Cdn$14 million exploration and development program being conducted by the Fort Knox-Dynatec Sudbury Joint Venture (see April 29, 2002 FNX and DY press release). Fort Knox is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture, which is owned 75% by Fort Knox and 25% by Dynatec. The on-going drill program was initiated on March 21, 2002 and nine drill rigs are currently in operation. Seven boreholes, totaling 15,887 ft., have been completed to date on the McCreedy West and Levack properties.

The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper (Cu), nickel (Ni), platinum (Pt), palladium
(Pd) and gold (Au) producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco (see January 11, 2002 FNX press release) and Fort Knox and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work on the properties please go to the Fort Knox website "www.fnxmining.com" and Fort Knox's Annual
                                    -----------------
Information Form dated December 21, 2001.

References to previous or historical drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties or have been independently verified by Fort Knox 's Qualified Persons and are the sole responsibility of Fort Knox. The full text of Dr. Patterson's report can be found on Fort Knox's website.

INTER MAIN ZONE, MCCREEDY WEST PROPERTY

The discovery borehole (DDH 3020) in a potential new zone (the "Inter Main Zone") was designed to test the Cu-PGM rich PM Zone at depth in the footwall of the McCreedy West property. It passed through a previously undrilled area of McCreedy West contact zone and intersected 52.3 FT. OF MINERALIZATION GRADING 3.2% Ni at the base of the Sudbury Igneous Complex (SIC).

The Inter Main Zone consists of nickel-rich, Sudbury Basin contact-type mineralization. A previous borehole drilled in the East Zone approximately 270 ft. up-dip from the discovery borehole contains two mineralized intersections grading 0.4% Cu, 3.4% Ni over 10.3 ft. and 0.5% Cu, 2.8% Ni over 15.8 ft. A borehole drilled 420 ft. to the west of the discovery borehole cut 0.8% Cu, 3.0% Ni over 9.5 ft. and a borehole located 222 ft. down dip from the discovery borehole intersected 0.1% Cu, 1.0% Ni over 33.1 ft. The Inter Main Zone, situated between the unmined East Main Zone and an unmined portion of the Lower Main Zone, is interpreted by Fort Knox to represent a possible, previously undetected, embayment/terrace at the base of the SIC. Embayment/terrace structures at the contact of the SIC are traditional hosts of Sudbury Basin contact-type ore deposits.

A borehole UTEM geophysical response associated with the Inter Main Zone discovery intersection indicates that a significant anomaly extends down dip from the intersection.

The discovery of a possible embayment/terrace containing a relatively thick intersection of high-grade nickel mineralization in a readily accessible part of the McCreedy West mine has the potential to influence the Sudbury Joint Venture's near term operating plans. A second drill rig has been deployed to the area to test the significance of the discovery.

UPPER MAIN DEPOSIT, MCCREEDY WEST PROPERTY

The Ni-Cu contact-type Upper Main deposit occurs at the base of the SIC. It was previously mined from the 250 ft. Level to the 600 ft. Level. Mineralization is known to extend 100 to 150 ft. below 600 Level and remains un-mined at this location. Fourteen previous boreholes drilled below the 600 Level intersected 25 significantly mineralized intersections (e.g. 0.8% Cu, 2.2% Ni, over 44.6 ft. and 0.4% Cu, 2.2% Ni, over 76.8 ft).

Fort Knox's first borehole in the Upper Main (DDH 3000) was designed to confirm the previous Upper Main drill results and to continue into the footwall to test the PM Zone. DDH 3000 cut three intersections in the Upper Main Zone, with the highest grade intersection being 0.6% Cu, 1.7% Ni, 0.2 g/t TPM OVER 35.0 FT. The Upper Main Zone will continue to be tested by boreholes designed to explore the underlying PM Zone. An engineering/economic evaluation is required to determine the viability of mining the Upper Main deposit.

PM ZONE, MCCREEDY WEST PROPERTY

The PM Zone occurs in the footwall of the McCreedy West Property between the 1450 ft. and 2500 ft. Levels and is approximately 1500 ft. by 1500 ft. in size. Forty three previous drill holes yielded 42 significant drill intersections, with 32 greater than 20 ft. The previous drilling demonstrated that the PM Zone contains long intersections of significant Cu and TPM values (e.g. 1.1% Cu, 0.3% Ni, 5.6 g/t TPM over 126.0 ft) and narrower intersections of higher grade Cu, Ni and TPM values (e.g. 10.8% Cu, 2.8% Ni, 121.9 g/t TPM over 7.5 ft.).

Fort Knox's first borehole into the PM Zone (DDH 3000) intersected the strongest mineralization reported to date. DDH 3000 cut 250.7 FT. GRADING 1.2% Cu, 0.2% Ni, 6.2 G/T TPM with shorter sections of much higher grades (2.2% Cu, 0.3% Ni,
11.3 G/T TPM OVER 67.0' AND 7.5% Cu, 0.8% Ni, 30.7 G/T TPM OVER 15.3 FT.).
Although the true width of this intersection cannot yet be determined, it is estimated that the true width will be approximately 60% of the core length.

It appears that portions of the PM Zone may not give strong UTEM responses due to low sulphide content. However, a prominent, good quality, offhole UTEM response was detected to the west of the known extent of the PM Zone in an area of limited drilling.

The PM Zone will continue to be tested with boreholes designed to also intersect the overlying Upper Main and Inter Main contact-type deposits at the base of the SIC.

1300 ZONE, LEVACK PROPERTY

The Ni-Cu 1300 Zone is a contact-type Sudbury Basin deposit that occurs at the base of the SIC. It has a known strike length of at least 650 ft. and is open in all directions. It is untested down dip where it may connect to the 1900 Ni-Cu-PM Zone. Seven previous boreholes cut 6 intersections (e.g. 1.1% Cu, 3.3% Ni over 65.7 ft. and 0.8% Cu, 3.6% Ni over 5.8 ft.).

Fort Knox's first borehole in the 1300 Zone (DDH 2000) intersected the fringes of the 1300 Zone and cut minor sulphides over two intervals of 25 ft. and 40 ft. The borehole continued through the 1900 Zone and cut 35.7 ft. of mineralization containing two short sections (2.9 ft. and 2.0 ft) of massive sulphides for which assays are awaited. The second borehole to test the 1300 Zone (DDH 2001) intersected 0.6% Cu, 2.0% Ni, 0.8 g/t TPM OVER 35.7 FT., INCLUDING 0.9% Cu, 2.6% Ni, 0.9 g/t TPM OVER 19.3 FT.

The 1300 Zone will be further tested in conjunction with the drilling of the 1900 Zone.

1900 ZONE, LEVACK PROPERTY

The 1900 Zone occurs within the same embayment structure as the 1300 Zone. It contains high Ni, Cu and TPM values and has a known strike length of at least 1300 ft., a dip length of at least 900 ft. and is open in all directions. Fifteen previous boreholes cut 18 significant intersections (e.g. 1.9% Cu, 2.6% Ni, 4.4 g/t TPM over 87.4 ft. and 1.1% Cu, 2.1% Ni, 2.2 g/t TPM over 11.8 ft.).

DDH 2001 continued beyond the 1300 Zone into the 1900 Zone and intersected 1.0% Cu, 1.0% Ni, 1.8 G/T TPM OVER 82.6 FT., including two narrower intersections with higher grades (2.8% Cu, 2.0% Ni, 3.0 G/T TPM OVER 20.0 FT. AND 5.3% Cu, 4.4% Ni, 5.1 G/T TPM OVER 8.7 FT.).

DDH 2003 was designed to test a previously detected borehole UTEM anomaly interpreted to indicate a continuation of the 1300 and 1900 Zones. DDH 2003 intersected mineralization which graded 1.3% Cu, 2.1% Ni, 1.7 G/T TPM OVER 13.5 FT., including 2.1% Cu, 4.2% Ni, 3.2 G/T TPM OVER 6.1 FT.

Borehole UTEM geophysical surveys from the two 1900 Zone boreholes indicate strong conductivity anomalies associated with the mineralized intersections and warrant further testing.

ANALYTICAL TECHNIQUES AND METHODOLOGY

The drill core is processed at Fort Knox's secure core handling facility in Sudbury, Ontario. The core is logged, and marked for sampling by qualified personnel. The core to be sampled is sawn in half; one half of the sawn core is securely bagged and the remaining half is retained for future reference and study. The bagged core samples are shipped by commercial transport to ALS Chemex sample preparation facility in Mississauga, Ontario. ALS Chemex crushes the samples to 10 mesh and a 250-gram split of the crushed sample is pulverized to -200 mesh. A 100-gram split of the pulp is shipped to the ALS Chemex laboratory in Vancouver for assaying. Remaining crushed sample material and pulverized rejects are stored at the ALS Chemex sample preparation lab in Mississauga. All ALS Chemex Sample Preparation facilities and Analytical Laboratories are registered under the ISO 9001:2000 quality standard. Assays for base metals are done by ICP-AES (Inductively Coupled Plasma - Atomic Emission Spectroscopy) following Sodium Peroxide Fusion. Assays for Precious Metals (Pt, Pd Au) are carried out by ICP-MS (Inductively Coupled Plasma - Mass Spectrometry). Quality control samples (reference materials, blanks and duplicates) are inserted by the laboratory. The analytical results are transmitted to Fort Knox's Sudbury office, verified and merged with the borehole logs. Check assaying is systematically conducted on the remaining half of the core, the pulps and crusher rejects.

Fort Knox is the exploration operator for the Sudbury Joint Venture and James M. Patterson, Ph.D, Member AGO, and Vice President Exploration of Fort Knox Gold Inc. is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results.

The Fort Knox-Dynatec Sudbury Joint Venture drill program will continue to operate with two drill rigs on the Levack, Norman and Victoria properties and three drill rigs on the McCreedy West property. A tenth drill rig will be added shortly. Exploration results will be released on the Norman and Victoria properties as results are received and processed.

This press release contains certain forward-looking statements, which may materially differ from actual results.

     FOR FURTHER INFORMATION, PLEASE CONTACT:


     Fort Knox Gold Resources Inc.
     Terry MacGibbon, President and CEO
     Telephone: 416-628-5929, fax: 416-628-5911,
     Email: info@fnxmining.com, www.fnxmining.com
            ------------------  -----------------

     Dynatec Corporation
     Bob Dengler, President and CEO
     Telephone: 905-780-1980, fax: 905-780-1990,
     Email: dengler@groupwise.dynatec.ca, www.dynatec.ca
            ----------------------------

[LOGO]                    MCCREEDY WEST/LEVACK PROPERTIES
                              LONGITUDINAL SECTION


                                      [MAP]

TABLE 1:  MCCREEDY WEST PROPERTY - DRILL RESULTS

----------------------------------------- ----- ------ --------- ------- -------- ------------ -----------------------------
                                                         FROM      TO    LENGTH        %                   G/T
----------------------------------------- ----- ------ --------- ------- -------- ------------ -----------------------------
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
   ZONE      BOREHOLE    EAST     NORTH    AZ    DIP    (FT.)    (FT.)    (FT.)    Cu     Ni    Au     Pt      Pd     TPM
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
 INTER MAIN  FNX 3020  313823     449497   343    -71    1326.7  1379.0    52.30   0.37  3.17   0.01   0.06    0.12    0.19
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
 UPPER MAIN  FNX 3000  312055     449210   055    -56    650.85   664.5    13.65   0.35  0.72   0.01   0.05    0.06    0.12
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
                                                         725.50   760.5    35.00   0.55  1.74   0.01   0.07    0.12    0.20
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
                                                          869.6   901.8    32.20   0.33  0.62   0.01   0.03    0.04    0.08
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
    PM       FNX 3000                                    1941.0  2191.7   250.70   1.17  0.22   0.67   2.13    3.44    6.24
------------ --------- --------- -------- ----- ------ --------- ------- -------- ------ ----- ------ ------ ------- -------
                                            Including    1975.4  2000.0    24.60   2.10  0.52   3.54   7.51   13.55   24.61
------------ --------- --------- --------              --------- ------- -------- ------ ----- ------ ------ ------- -------
                                                         2066.9  2091.6    24.70   1.72  0.48   1.13   6.11    7.88   15.11
------------ --------- --------- --------              --------- ------- -------- ------ ----- ------ ------ ------- -------
                                                        2124.75  2191.7    66.95   2.21  0.26   1.18   3.55    6.58   11.31
------------ --------- --------- -------- ------------ --------- ------- -------- ------ ----- ------ ------ ------- -------
                                            Including    2139.5  2154.8    15.30   7.45  0.80   2.84   8.91   18.98   30.72
------------ --------- --------- -------- ------------ --------- ------- -------- ------ ----- ------ ------ ------- -------

TABLE 2:  Levack Property - Drill Results
----------------------------------------- ----- ------ --------- -------- -------- ------------ -----------------------------
                                                         FROM      TO     LENGTH        %                   G/T
----------------------------------------- ----- ------ --------- -------- -------- ------------ -----------------------------
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
   ZONE      BOREHOLE    EAST     NORTH    AZ    DIP    (FT.)     (FT.)    (FT.)    Cu    Ni     Au     Pt      Pd     TPM
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
   1300      FNX 2000  319872     454752   332    -75                              Assays awaited
------------ --------- --------- -------- ----- ------ --------- -------- -------- ------------------------------------------
------------ --------- --------- -------- ----- ------ --------- -------- -------- ------------------------------------------
   1900      FNX 2000                                                              Assays awaited
------------ --------- --------- -------- ----- ------ --------- -------- -------- ------------------------------------------
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
   1300      FNX 2001    319540   454326   359    -64    1470.0   1505.7     35.7  0.64   1.98   0.05   0.40    0.36    0.81
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
                                            Including    1470.0   1489.3     19.3  0.94   2.60   0.06   0.40    0.44    0.90
------------ --------- --------- -------- ------------ --------- -------- -------- ----- ------ ------ ------ ------- -------
   1900       FNX2001                                    2067.8   2150.4     82.6  0.96   0.97   0.06   0.84    0.89    1.79
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
                                            Including    2130.5   2150.4    19.90  2.81   1.95   0.18   1.67    1.15    3.00
------------ --------- --------- -------- ------------ --------- -------- -------- ----- ------ ------ ------ ------- -------
                                            Including    2141.7   2150.4     8.70  5.28   4.35   0.13   3.08    1.87    5.07
------------ --------- --------- -------- ------------ --------- -------- -------- ----- ------ ------ ------ ------- -------
   1900      FNX 2003    319694   453919   332    -85    1959.9   1973.4    13.50  1.26   2.05   0.19   0.72    0.82    1.72
------------ --------- --------- -------- ----- ------ --------- -------- -------- ----- ------ ------ ------ ------- -------
                                            Including    1963.1   1969.2      6.1  2.14   4.18   0.37   1.26    1.59    3.22
------------ --------- --------- -------- ------------ --------- -------- -------- ----- ------ ------ ------ ------- -------

Document 41. Press Release, dated May 24, 2002, concerning the proposed name change.

                                     [LOGO]


                        FORT KNOX PROPOSES NAME CHANGE TO
                            FNX MINING COMPANY INC.



Toronto, ON -- May 24, 2002 -- FORT KNOX GOLD RESOURCES INC. (FNX - TSE) announces that it will seek shareholder approval to change its name to "FNX MINING COMPANY INC." at the FNX annual and special shareholder's meeting to be held at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario on Thursday, June 13, 2002 at 4:30 p.m.

FNX's activities are now focused on the exploration, development and, if warranted, mining of copper, nickel, platinum, palladium and gold in Sudbury, Ontario. Terry MacGibbon, President and Chief Executive Officer of FNX, explained that the new name will more accurately reflect the new focus of FNX on the above commodities and its intention to grow from a junior exploration company to a producing mining company. The Company expects to maintain its current trading symbol "FNX".


FOR ADDITIONAL INFORMATION PLEASE CONTACT:

Fort Knox Gold Resources Inc.,
Terry MacGibbon, President and CEO, Telephone: 416-628-5929, Fax: 416-628-5911
Email:   info@fnxmining.com, web site: www.fnxmining.com
         ------------------

Document 42. Press Release dated May 24, 2002, concerning the commencement of a detailed airborne geophysical survey.

                                     [LOGO]



            FORT KNOX COMMENCES DETAILED AIRBORNE GEOPHYSICAL SURVEY


TORONTO, ON -- May 24, 2002 -- FORT KNOX GOLD RESOURCES INC. (FNX-TSE) announces the commencement of a detailed helicopter-borne magnetic and electromagnetic geophysical survey on the Sudbury Joint Venture properties. The airborne survey is part of a previously announced Cdn$14 exploration and development program (see FNX April 27, 2001 press release).

The airborne survey will start May 27th, 2002 and take 5-7 days to complete. The helicopter will suspend and tow a 5-metre diameter, do-nut shaped instrument about 30 metres above the ground and survey on flight lines spaced at 50-metre intervals.

The airborne system will search for conductive targets that may be related to nickel and copper sulphide mineralization to a vertical depth of 250 metres below ground. The magnetic measurements will enhance the geological interpretations and better define structures that may have acted as pathways and traps for sulphide mineralization.

The Sudbury Joint Venture properties contain several near surface mineralized zones. The airborne geophysical survey will help establish the size and orientation of these near surface targets and assist in positioning future drill sites.

Fort Knox conducts all exploration on behalf of the Sudbury Joint Venture, which is owned 75% by Fort Knox and 25% by DYNATEC CORPORATION (DY-TSE). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco (see January 11, 2002 FNX press release) and Fort Knox and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work on the properties please go to the Fort Knox website "www.fnxmining.com" and Fort Knox's Annual Information Form dated December 21,
 -----------------
2001.

This press release contains certain forward-looking statements, which may materially differ from actual results.



FOR ADDITIONAL INFORMATION PLEASE CONTACT:

Fort Knox Gold Resources Inc.,
Terry MacGibbon, President and CEO, Telephone: 416-628-5929, Fax: 416-628-5911
Email:   info@fnxmining.com, web site: www.fnxmining.com
         ------------------

Document 43. Press Release, dated June 11, 2002, concerning the discovery of a high grade mineralized zone on the Victoria Property.

             FORT KNOX ENHANCES OPEN PIT POTENTIAL AT VICTORIA WITH
                    DISCOVERY OF HIGH-GRADE MINERALIZED ZONE


TORONTO, ON --- June 11, 2002 --- FORT KNOX GOLD RESOURCES INC. (FNX-TSX) is encouraged by the initial open pit delineation drilling on the Victoria Property, Sudbury, Ontario. Recent shallow drilling yielded encouraging results, including intersections of a new, high-grade, mineralized zone located within a previously known zone of wider, moderate-grade mineralization. These new high-grade, intersections significantly increase the open pit mining potential of the Victoria Property.

HIGHLIGHTS:

                                                                                          IN SITU VALUE
VICTORIA PROPERTY - NO. 2 WEST ZONE:                                                        CDN$/TONNE
                                                                                           ------------
   o      FNX 1013          34.1 FT.         1.3% Cu, 1.0% Ni, 2.9 G/T TPM,                  $ 185.00
   o      FNX 1015          26.8 FT.         1.0% Cu, 2.0% Ni, 5.4 G/T TPM,                  $ 334.00

   o      FNX 1016          31.5 FT.         1.1% Cu, 2.1% Ni, 4.5 G/T TPM,                  $ 314.00

   o      FNX 1017          45.5 FT.         1.3% Cu, 1.7% Ni, 2.3 G/T TPM                   $ 233.00

   o      FNX 1025          11.0 FT.         1.5% Cu, 0.5% Ni, 1.4 G/T TPM                   $ 111.00
                                             11.8 FT.   1.4% Cu, 0.4% Ni, 1.9 G/T TPM        $ 108.00

              NOTES TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED IN TABLE 1

The new high-grade mineralization in the NO. 2 WEST ZONE has been intersected on sections 10400 East and 10350 East by five boreholes (see attached 10400 East cross section). The high-grade mineralization has been drilled to a vertical depth of 250 feet to date, but may extend down plunge to the 1000-foot level where there has been previous mining and drilling.

The historical drill results on the No. 2 West Zone cut wide intersections of near-surface nickel and copper mineralization with narrower higher-grade intercepts within a broad package of sheared and altered Sublayer Norite that occurs at the base of the Sudbury Igneous Complex. The current drill program intersected a near-surface, high-grade mineralized zone that occurs in a shear related depression. The high-grade zone is enriched in copper, nickel and precious metals and could significantly enhance the open pit potential of the Victoria Property.

The No. 2 West Zone is currently being drilled on 50 ft. centers to delineate the near-surface zones and to allow for resource estimations. FNX has completed 23 boreholes on the No. 2 West Zone to date and has received assay results for 10 boreholes (see attached Table 1). The combination of the historical and current drill results suggests an open pit potential of up to one million tons. Dynatec, the Sudbury Joint Venture mine operator, is currently conducting a preliminary scoping study of the No. 2 West Zone.

The previously announced airborne geophysical survey (see May 24, 2002 FNX press release) over the Victoria Property is complete and will be a valuable aid in delineating the extent of the near-surface mineralized zones on the Victoria Property.

SUDBURY JOINT VENTURE

The drill intersections highlighted below and the summaries in Table 1 are part of the ongoing results from the previously announced Cdn$14 million exploration and development program being conducted by the FNX - DYNATEC CORPORATION (DY-TSX) Sudbury Joint Venture, which is owned 75% by FNX and 25% by Dynatec (see April 29, 2002 FNX press release).

The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco (see January 11, 2002 FNX press release) and FNX and Dynatec (see February 3, 2002 FNX and DY press release).

For a detailed description of the properties and previous work on the properties, please go to the FNX website "www.fnxmining.com" and FNX's Annual
                                          -----------------
Information Form dated December 21, 2002. References to previous or historical drill assays and other results are extracted from Dr. J. M. Patterson's November 7, 2001 report, as amended as at May 31, 2002, entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by Dr. Patterson and are the sole responsibility of FNX. The full text of Dr. Patterson's report can be found on FNX's website.

FNX is the exploration operator and conducts all exploration on the properties on behalf of the Sudbury Joint Venture. Dr. Patterson, Ph.D., Member AGO, and Vice President Exploration of Fort Knox Gold Resources Inc. is FNX's designated Qualified Person and is responsible for the verification and quality assurance of all historical and current exploration data and analytical results referred to in this release. All of the Sudbury Joint Venture drill core is processed in the manner described in the May 24, 2002 FNX press release.

The Sudbury Joint Venture drill program will continue to operate with 10 drill rigs - three drill rigs on the Levack and Norman properties and two drill rigs on the Victoria and McCreedy West properties. Additional results will be released on a property by property basis and as meaningful results are accumulated.

This press release contains certain forward-looking statements, which may materially differ from actual results.


FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable
Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-628-5911, Email: dconstable@fnxmining.com Website - www.fnxmining.com

                               VICTORIA PROPERTY
                             Upper No. 2 West Zone
                               10400 East Section


                                     [MAP]

TABLE 1: VICTORIA PROPERTY NO. 2 WEST ZONE

-----------------------------------------------------------------------------------------------------------------------------------
BOREHOLE       EAST     NORTH    AZ      DIP     FROM    TO    LENGTH          %                        G/T                 IN SITU
                                                                     -----------------------------------------------------   CDN $
                                                (FT.)  (FT.)    (FT.)      Cu       Ni       Au      Pt       Pd      TPM      /T
-----------------------------------------------------------------------------------------------------------------------------------
FNX1006       312236   372532   206        -43   21.5   86.0     64.5      0.7     0.6       0.2     0.4      0.7     1.2      102
-----------------------------------------------------------------------------------------------------------------------------------
FNX1007       312263   372581   206        -43   63.0  158.0     95.0      0.4     0.6       0.1     0.4      0.5     1.0       90
-----------------------------------------------------------------------------------------------------------------------------------
FNX1008       312221   372589   206        -43   93.0  159.5     66.5      0.4     0.6       0.1     0.3      1.3     1.7      101
-----------------------------------------------------------------------------------------------------------------------------------
FNX1009       312222   372590   206        -60  126.0  180.5     54.5      0.2     0.5       0.0     0.2      0.5     0.7       68
-----------------------------------------------------------------------------------------------------------------------------------
FNX1012       312216   372688   206        -45  236.7  284.5     47.9      0.4     1.0       0.3     1.1      0.6     2.0      153
-----------------------------------------------------------------------------------------------------------------------------------
                                     including  236.7  239.5      2.8      0.1     5.3       0.0     0.2      0.9     1.1      549
-----------------------------------------------------------------------------------------------------------------------------------
                                     including  262.2  264.9      2.8      0.1     5.0       0.0     0.3      2.9     3.2      551
-----------------------------------------------------------------------------------------------------------------------------------
FNX1013       312182   372738   206        -47  364.3  398.4     34.1      1.3     1.0       0.1     0.4      2.5     2.9      185
-----------------------------------------------------------------------------------------------------------------------------------
FNX1015       312074   372627   206        -43   50.5  211.8    161.3      0.5     0.5       0.1     0.7      0.9     1.6       97
-----------------------------------------------------------------------------------------------------------------------------------
                                     including  179.2  206.0     26.8      1.0     2.0       0.1     1.9      3.5     5.4      334
-----------------------------------------------------------------------------------------------------------------------------------
FNX1016       312110   372701   206        -48   65.1  316.0    250.9      0.4     0.5       0.1     0.3      0.8     1.2       82
-----------------------------------------------------------------------------------------------------------------------------------
                                     including  267.5  299.0     31.5      1.1     2.1       0.1     0.5      3.8     4.5      314
-----------------------------------------------------------------------------------------------------------------------------------
FNX1017       312097   372685   206        -45   61.3  266.0    204.7      0.5     0.6       0.1    0.32      0.7     1.1       93
-----------------------------------------------------------------------------------------------------------------------------------
                                     including  220.5  266.0     45.5      1.3     1.6       0.1     0.4      1.8     2.3      233
-----------------------------------------------------------------------------------------------------------------------------------
FNX1025       312049   372590   206        -45  115.0  126.0     11.0      1.5     0.5       0.4     0.1      0.9     1.4      111
-----------------------------------------------------------------------------------------------------------------------------------
                                                139.5  151.3     11.8      1.4     0.4       0.5     0.3      1.1     1.9      108
-----------------------------------------------------------------------------------------------------------------------------------

     NOTES:

         o        THE LENGTHS REPORTED ARE DRILL INTERSECTED CORE LENGTHS;
                  HOWEVER, IN MOST CASES THEY ARE INTERPRETED TO BE CLOSE TO TRUE WIDTHS (SEE ATTACHED 10400 EAST CROSS SECTION)

         o TPM REFERS TO TOTAL PRECIOUS METALS DEFINED AS PT+PD+AU (SEE TABLE 1 FOR INDIVIDUAL METALS).

         o        G/T REFERS TO GRAMS PER METRIC TONNE.

         o IN SITU DOLLAR AMOUNTS ARE ADDED FOR THE READERS' CONVENIENCE AND TO WEIGHT AND COMPARE THE POLYMETALLIC NATURE OF THE MINERALIZATION USING GROSS IN SITU METAL VALUES. IN SITU $ VALUES HAVE BEEN CALCULATED USING FOLLOWING CURRENT COMMODITY PRICES AND CURRENCY EXCHANGE RATE: Cu = US $0.75/LB., Ni = US $3.00/LB., Pt = US $ 550/OZ., Pd = US $ 346/OZ., Au = US $
                  321/OZ., 1 US$=1.5 CDN$

Document 44. Press Release, dated June 12, 2002, concerning the appointment of David W. Constable as Vice President Investor Relations and Corporate Affairs.

             FORT KNOX APPOINTS VICE PRESIDENT OF INVESTOR RELATIONS

TOPRONTO, ON -- June 12, 2002 -- Terry MacGibbon, President and CEO of FORT KNOX GOLD RESOURCES INC. (FNX:TSX) is pleased to announce the appointment of David W. Constable as Vice President Investor Relations and Corporate Affairs, effective June 3, 2002.

For the past five years, Mr. Constable held a similar position with Normandy Mining Limited, which is now part of Newmont Mining, the world's largest gold company. At Normandy, Mr. Constable was responsible for their North American listing, investor strategy and implementation of the Investor Relations plan for the Americas. Mr. Constable is a professional geologist with more than 25 years experience in the mining industry and holds a BSc. in geology from Mount Allison University and a MBA from Laurentian University.

FNX will hold its Annual and Special Shareholders' Meeting this Thursday at 4:30pm in the TSX Conference Centre, 130 King Street West, Toronto. Terry MacGibbon noted, " Thursday's meeting will be an excellent opportunity for our shareholders to meet the Company's new management team, including Dave Constable our Vice President of Investor Relations." He also stated "We will be discussing the results from the $14.0 million exploration program on the Sudbury Joint Venture Properties. We hope to see many of the Company's shareholders at the meeting, but for those who cannot attend, the presentation will be available on our web site at www.fnxmining.com."

The Sudbury Joint Venture, owned 75% by FNX and 25% by Dynatec Corporation, can acquire a 100% interest in five former producing properties in the Sudbury Mining Camp by spending $14 million by May 2003 and a total of $30 million by May 2006. At present there are 10 drill rigs operating on four of the properties.



FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable, Vice President Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-628-5911, Email: dconstable@fnxmining.com Web Site: www.fnxmining.com

Document 45. Press Release, dated June 13, 2002, concerning the intersection of high-grade mineralization at the Norman North 2000 Zone.

                                 [GRAPHIC LOGO]




          FORT KNOX INTERSECTS HIGH-GRADE MINERALIZATION AT NORMAN 2000
            ZONE AND ENHANCES OPEN PIT POTENTIAL AT NORMAN NORTH ZONE

TORONTO, ON -- June 13, 2002 - FORT KNOX GOLD RESOURCES INC. (FNX: TSX) is pleased to report that drilling on the Norman Property, Sudbury, Ontario cut wide intersections of high-grade Cu-Ni-Pt-Pd-Au mineralization on the Norman 2000 Zone. In addition, shallow drilling intersected narrower zones of similar high-grade mineralization and enhanced the open pit potential of the Norman North Zone.

HIGHLIGHTS

NORMAN PROPERTY

                                                                                                       IN SITU
                                                                                                     CDN$/TONNE
                                                                                                     ----------
2000 ZONE

o        FNX 4001            64.8 FT.             6.0% Cu,     0.2% Ni,              8.1 G/T TPM       $317.00
                 (INCL.)     25.1 FT.            11.4% Cu,     0.3% Ni,             16.1 G/T TPM       $598.00

o        FNX 4002           115.9 FT.             3.3% Cu,     0.6% Ni,              3.1 G/T TPM       $205.00
                 (INCL.)     16.8 FT.             7.4% Cu,     2.2% Ni,              7.3 G/T TPM       $554.00
                 (INCL.)     13.8 FT.             8.6% Cu,     0.4% Ni,              8.9 G/T TPM       $435.00
                 (INCL.)     12.7 FT.             6.9% Cu,     1.1% Ni,              3.2 G/T TPM       $340.00

NORTH ZONE

o        FNX 4013A           10.4 FT.             12.5% Cu,     0.2% Ni,            12.1 G/T TPM        $581.00

                             15.6 FT.              6.5% Cu,     1.0% Ni,            4.5  G/T TPM        $344.00

o        FNX 4014            10.0 FT.              9.8% Cu,     1.8% Ni,             6.5 G/T TPM        $560.00

                             12.0 FT.             14.2% Cu,     0.2% Ni,            30.8 G/T TPM        $887.00
                             16.1 FT.              8.7% Cu,     2.2% Ni,             5.0 G/T TPM        $548.00

o        FNX 4018             2.2 FT.              1.9% Cu,     1.2% Ni,            13.7 G/T TPM        $395.00
                             19.4 FT.              3.4% Cu,     0.4% Ni,             4.4 G/T TPM        $213.00


         NOTES TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW.

NORMAN 2000 ZONE

The Norman 2000 Zone occurs directly below the former Whistle Open Pit Mine at approximately the 2000 ft. level. To date, FNX has tested the 2000 Zone with three boreholes and has received assay data for all boreholes sampled. The initial FNX borehole missed the 2000 Zone, but the geology and structure from the initial borehole, along with borehole geophysics, allowed for a new interpretation of the 2000 Zone. The initial results indicate that the Whistle Offset dyke, which hosts the Norman mineralized zones, constricts from 1400 feet wide at surface to about 500 feet at the 2000 ft. level. Constrictions within offset dykes are a major control for ore deposition in the Sudbury Basin. The 2000 Zone appears to lie against the eastern side of the dyke within the constricted area. (see 300 S cross section).

The 2000 Zone orientation was re-interpreted to strike at 225 (degree) with a dip of 75(degree) to the northwest. The second borehole and subsequent FNX drilling were re-oriented to intersect the 2000 Zone perpendicular to its strike and FNX 4001 and FNX 4002 successfully intersected wide, high-grade intercepts of Cu-TPM rich mineralization (see Table 1).

The 2000 Zone remains open in all directions and will continue to be tested.

NORTH ZONE

The Norman North Zone is a near surface, copper and TPM-rich deposit, which occurs along the Whistle Offset approximately 2000 feet along strike from the vertical projection of the 2000 Zone. It outcrops locally and is currently being stripped, mapped and sampled.

Historical drilling partially tested the North Zone to about the 500-foot level. Current FNX drilling is infilling the historical drill data at 50-foot spacings to permit resource estimations and to evaluate the open pit potential of this area. To date, FNX has completed 10 holes in the North Zone, with assay results received for eight holes. The initial results are similar to the historical drilling and have cut numerous intersects of high-grade Cu-TPM rich mineralization (see Table 1).

Historical drilling also identified a similar copper and TPM-rich mineralized zone located 200 ft. south of the North Zone. Part of the current drill program will test the relationship between the near surface North and South Zones and test for any possible link between the two shallow zones and the deeper 2000 Zone.

The Norman Property is currently being tested with three drill rigs; one each at the 2000 and North Zones, while a third rig is testing the area between the two zones. In addition, the previously announced airborne geophysical survey has been completed and the results of this survey should provide valuable information on the extent of the near surface mineralization.

SUDBURY JOINT VENTURE

The drill intersections highlighted above and summarized in Table 1 are part of the ongoing results from the previously announced Cdn $14 million exploration and development program being conducted by the FNX-Dynatec Sudbury Joint Venture, which is owned 75% by FNX and 25% by DYNATEC CORPORATION (DY:TSX) (see April 29, 2002 FNX press release).

The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco (see January 11, 2002 FNX press release) and FNX and Dynatec (see February 3, 2002 FNX and DY press release).

For a detailed description of the properties and previous work on the properties, please go to the FNX website at www.fnxmining.com and FNX's Annual Information Form dated December 21, 2001. References to previous or historical drill assays and other results are extracted from Dr. J.M. Patterson's November 7, 2001 report as amended May 31, 2002, entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by Dr. Patterson and are the sole responsibility of FNX. The full text of Dr. Patterson's report can be found on FNX's website.

FNX is the exploration operator for the Sudbury Joint Venture and James M. Patterson, Ph. D, Member AGO, and Vice President Exploration of FNX is the Company's designated Qualified Person and is responsible for the verification and quality assurance of all historical and current exploration data and analytical results. All of the Sudbury Joint Venture drill core is processed in the manner described in the FNX's May 24, 2002 press release.

The Sudbury Joint Venture drill program will continue to operate with 10 drill rigs - three drill rigs on each of the Levack and Norman properties and two drill rigs at each of the Victoria and McCreedy West properties.

This press release contains certain forward-looking statements, which may materially differ from actual results.

FOR FURTHER INFORMATION, PLEASE CONTACT:
DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS, WEB SITE: www.fnxmining.com
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com.

                                    [GRAPHIC]




                            CROSS SECTION 300 SOUTH



                                    [GRAPHIC]



                         INCLINED LONGITUDINAL SECTION

                                NORMAN PROPERTY
                                   NORTH ZONE






                                    [GRAPHIC]

2000 ZONE

------------------------------------------------------------------------------------------------------------------------------------
BOREHOLE   EAST   NORTH   AZ   DIP        FROM       TO       LENGTH         %                  G/T                       IN SITU
                                                                        ---------------------------------------------
                                          (FT.)     (FT.)      (FT.)     Cu      Ni      Pt      Pd      Au      TPM       CDN $/T
------------------------------------------------------------------------------------------------------------------------------------
FNX4000   442410  499640  180  -67.4         -         -         -              no significant essays
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4001   441524  499402  131  -67.0      2266.3    2331.1      64.8     6.03     0.17    1.91    2.79    3.41     8.10     317.00
------------------------------------------------------------------------------------------------------------------------------------
                               including  2306.0    2331.1      25.1    11.42     0.26    2.76    5.23    8.15    16.14     598.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4002   441523  499402  131  -63.0      2210.3    2326.2     115.9     3.28     0.56    1.32    1.41    0.39     3.13     205.00
------------------------------------------------------------------------------------------------------------------------------------
                               including  2210.3    2227.1      16.8     7.43     2.22    3.36    3.01    0.91     7.28     554.00
------------------------------------------------------------------------------------------------------------------------------------
                               including  2252.8    2266.6      13.8     8.60     0.41    3.71    4.30    0.93     8.94     435.00
------------------------------------------------------------------------------------------------------------------------------------
                               including  2313.5    2326.2      12.7     6.88     1.11    1.00    1.44    0.73     3.17     340.00
------------------------------------------------------------------------------------------------------------------------------------




   NORTH ZONE

------------------------------------------------------------------------------------------------------------------------------------
BOREHOLE   EAST   NORTH   AZ   DIP        FROM       TO       LENGTH         %                  G/T                       IN SITU
                                                                        ---------------------------------------------
                                          (FT.)     (FT.)      (FT.)     Cu      Ni      Pt      Pd      Au      TPM       CDN $/T
------------------------------------------------------------------------------------------------------------------------------------
FNX4010   443989  500380  311  -45.0       435.0     439.4       4.4     7.04     0.64    1.80    3.07    0.40     5.27     338.00
------------------------------------------------------------------------------------------------------------------------------------
                                           460.0     463.4       3.4     3.91     0.25    3.57    2.02    0.75     6.34     231.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4011   443908  500377  311  -47.5       129.4     133.9       4.5     2.75     0.88    0.48    3.40    0.21     4.09     229.00
------------------------------------------------------------------------------------------------------------------------------------
                                           197.3     207.9      10.6     3.74     0.33    1.67    1.42    1.17     4.26     208.00
------------------------------------------------------------------------------------------------------------------------------------
                                           238.0     240.0       2.0     6.29     0.09    3.42    1.30    0.28     5.00     282.00
------------------------------------------------------------------------------------------------------------------------------------
                                           293.0     323.4      30.4     2.41     0.71    1.04    0.67    0.73     2.43     178.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4012   443909  500375  311  -57.0       307.2     312.0       4.9     6.88     0.42    2.05    1.08    3.17     6.30     333.00
------------------------------------------------------------------------------------------------------------------------------------
                                           318.4     339.7      21.3     1.09     0.64    2.62    1.21    0.51     4.34     183.00
------------------------------------------------------------------------------------------------------------------------------------
                                           403.8     407.8       4.0     3.01     1.09    1.14    1.69    0.27     3.09     245.00
------------------------------------------------------------------------------------------------------------------------------------
                                           444.9     453.5       8.7     0.65     0.10    4.12    1.13    0.56     5.81     162.00
------------------------------------------------------------------------------------------------------------------------------------
                                           466.2     471.2      5.05     6.26     0.03    1.80    1.43    0.64     3.86     246.00
------------------------------------------------------------------------------------------------------------------------------------
                                           544.0     550        6.00     2.49     0.31    5.44    1.71    1.92     9.07     291.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4013A  443890  500524  311  -53.0       120.0     130.4     10.4     12.50     0.16    5.43    5.28    1.36    12.06     581.00
------------------------------------------------------------------------------------------------------------------------------------
                                           158.5     174.1     15.6      6.51     0.90    2.17    1.80    0.38     4.35     344.00
------------------------------------------------------------------------------------------------------------------------------------
FNX4013   443890  500524  311  -53.0       286.8     297.5     10.7      3.70     0.32    0.98    1.19    0.78     2.94     180.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4014   443963  500459  311  -49.0       210.0     220.0     10.0      9.81     1.84    3.33    2.45    0.73     6.51     560.00
------------------------------------------------------------------------------------------------------------------------------------
                                           248.7     260.7     12.0     14.23     0.23    3.90    3.38   23.47    30.75     887.00
------------------------------------------------------------------------------------------------------------------------------------
                                           277.3     293.4     16.1      8.68     2.20    3.29    1.13    0.61     5.03     548.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4015   443963  500459 311  -57.0                                      Assays Pending
------------------------------------------------------------------------------------------------------------------------------------
FNX4016                                                                  Hole Not Drilled
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4017   443913  500637 311  -46.5         88.0     90.0      2.0      4.52      0.45   0.72    0.35    0.34      1.41     191.00
------------------------------------------------------------------------------------------------------------------------------------
                                           199.6    236.0     36.4      1.56      0.23   2.17    2.50    0.58      5.24     168.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4018   443953  500601 311  -48.5        115.5    117.7      2.2      1.93      1.23   0.08   13.25    0.37     13.70     395.00
------------------------------------------------------------------------------------------------------------------------------------
                                           150.6    181.2     19.4      3.44      0.42   1.68    2.14    0.58      4.41     212.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
FNX4019   443953  500601 311  -58.0                                          Assays Pending
------------------------------------------------------------------------------------------------------------------------------------


NOTES  - THE LENGTHS REPORTED ARE DRILL INTERSECTED CORE LENGTHS
       - TPM REFERS TO TOTAL PRECIOUS METALS DEFINED AS Pt+Pd+Au (SEE TABLE 1 FOR INDIVIDUAL METALS)
       - G/T REFERS TO GRAMS PER METRIC TONNE
       - IN SITU DOLLAR VALUES ($ CAN) ARE SHOWN IN ORDER TO PERMIT THE POLYMETALLIC NATURE OF THE MINERALIZATION TO BE WEIGHTED AND COMPARED. THE IN SITU VALUES HAVE BEEN CALCULATED USING THE FOLLOWING
         COMMODITY PRICES AND CURRENCY EXCHANGE RATE: Cu: US$0.75; Ni:US$3.00;
         Pt: US$550.0/OZ; Pd: US$346.00/OZ; Au: US$321.00/OZ.
         EXCHANGE RATE: US$1 = CDN$1.50

Document 46. Press Release, dated June 20, 2002, concerning the announcement of the name change.

                                     [LOGO]



                  FORT KNOX GOLD RESOURCES INC. ANNOUNCES NAME

                        CHANGE TO FNX MINING COMPANY INC.

Toronto, Ont.--June 20, 2002--FORT KNOX GOLD RESOURCES INC. (FNX:TSX) announced today that it has changed its name to FNX Mining Company Inc. It is expected that the company's common shares will begin trading under the name FNX Mining Company Inc. as of the opening of business on June 24, 2002. The company will continue to trade under the symbol FNX.

FNX Mining is the exploration operator for the Sudbury Joint Venture, owned 75% by FNX Mining and 25% by DYNATEC CORPORATION (DY:TSX). The joint venture partners can acquire a 100% interest in five former copper, nickel, platinum group, gold-producing properties (McCreedy West, Levack, Norman, Victoria and Kirkwood) in the Sudbury Mining Camp by spending $14 million through to May 2003 and a total of $30 million by May 2006. At present, there are 10 drill rigs operating on four of the properties.

A detailed description of the properties and recent exploration results is available on the FNX Mining web site at www.fnxmining.com
                                        -----------------

FOR FURTHER INFORMATION PLEASE CONTACT:

David Constable
Vice President Investor Relations and Corporate Affairs
Tel. 416-628-5938, Fax. 416-628-5911
Web Site: www.fnxmining.com

Document 47. Press Release, dated June 26, 2002, concerning the announcement of a Cdn$25 million bought deal financing and Cdn$6 million flow-through financing.

                                     [LOGO]


                 FNX MINING ANNOUNCES $25 MILLION "BOUGHT DEAL"
                FINANCING AND $6 MILLION FLOW THROUGH FINANCING


Toronto: June 26, 2002 - FNX MINING COMPANY INC. (FNX - TSX) is pleased to announce that Dundee Securities Corporation, BMO Nesbitt Burns Inc., and Griffiths McBurney & Partners (collectively, the "Underwriters") have agreed to purchase, on a bought deal basis, 5,000,000 common shares of the Corporation at a price of $5.00 per share for gross proceeds of $25,000,000. The Underwriters also have a green-shoe option to purchase up to an additional 750,000 common shares at $5.00 per share for a period of 60 days following closing. The common shares to be issued under the bought deal financing will be offered by way of short form prospectus to be filed in certain provinces in Canada. Concurrently, the Underwriters will offer for sale, on a best efforts basis, 1,000,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $6,000,000.

FNX plans to use the net proceeds of this financing to advance its Sudbury Joint Venture Properties and for general working capital. "This financing gives us the funds required to continue our aggressive exploration activities on our five Sudbury Joint Venture Properties," said Terry MacGibbon, President and CEO. "We are currently acquiring all required permits and approvals to go underground at the McCreedy West-Levack Properties to rehabilitate the McCreedy West ramp to the 1600 foot Level and to complete economic evaluations on our near-term production targets at McCreedy West and Levack."

The offerings are scheduled to close on or about July 18, 2002 and are subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

In consideration for their services, the Underwriters will receive a 6% cash commission.

These securities have not been and will not be registered under the US Securities Act, as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.



FOR FURTHER INFORMATION, PLEASE CONTACT:

DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com
                                                  ------------------------
WEB SITE: www.fnxmining.com
          -----------------

Document 48. Press Release, dated July 18, 2002, concerning the successful completion of a Cdn$31 million financing.

                                     [LOGO]



             FNX MINING SUCCESSFULLY COMPLETES $31 MILLION FINANCING


Toronto: July 18, 2002 - FNX MINING COMPANY INC. (FNX - TSX) announces the successful completion of the previously announced (June 26, 2002 FNX news release) bought deal financing. Dundee Securities Corporation, BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners (collectively, the "Underwriters") purchased 5,000,000 common shares of FNX at a price of $5.00 per share for gross proceeds of $25,000,000. The common shares were issued by way of a short form prospectus filed in certain provinces of Canada.

Concurrently, the Underwriters sold on a best efforts basis 1,000,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $6,000,000. The Underwriters received a 6% cash commission. Both offerings closed on July 18, 2002. In addition to the net proceeds of this financing, FNX currently has approximately $8.0 million in its treasury and potentially an additional $6.0 million cash, if all outstanding warrants and options are exercised.

FNX plans to use the net proceeds of this financing to advance its Sudbury Joint Venture Properties and for general working capital. Terry MacGibbon, President and CEO of FNX, observed that, "These funds ensure FNX Mining can not only meet its commitments under the terms of the joint venture agreement, but provide the ability to accelerate planning schedules for new discoveries and participate in other growth opportunities."

THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO US PERSONS (AS DEFINED IN REGULATION S OF THE US SECURITIES ACT) UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.


FOR FURTHER INFORMATION, PLEASE CONTACT:

DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com
                                                  ------------------------
WEB SITE: www.fnxmining.com
          -----------------

Document 49. Press Release, dated July 18, 2002, concerning the acquisition of 1,100,000 common shares by Dundee Wealth Management Inc.

                                     [LOGO]


                            ACQUISITION OF SHARES OF
                             FNX MINING COMPANY INC.
                    (FORMERLY FORT KNOX GOLD RESOURCES INC.)

FOR IMMEDIATE RELEASE

TORONTO, JULY 18, 2002 - In accordance with regulatory requirements, Dundee Wealth Management Inc. (DW, DW.WT - TSX) ("Dundee Wealth") announced that CMP 2002 Resource Limited Partnership ("CMP 2002"), the general partner of which is a wholly-owned subsidiary of Dundee Wealth, as well as certain accounts managed by Dynamic Mutual Funds Ltd., a subsidiary of Dundee Wealth, have recently acquired an aggregate of approximately 1,100,000 common shares of FNX Mining Company Inc. ("FNX").

If all warrants owned or controlled by subsidiaries, affiliates and associates of Dundee Wealth were exercised or converted, subsidiaries, affiliates and associates of Dundee Wealth would own or control, in aggregate, approximately 22.8% of the outstanding common shares of FNX on a partially diluted basis.

The securities of FNX purchased and held by certain subsidiaries, affiliates and associates of Dundee Wealth or over which subsidiaries, affiliates and associates of Dundee Wealth exercise control or direction, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Wealth Management Inc. is a Canadian integrated financial service company providing wealth management to independent financial advisors, institutional investors, corporations, individuals and foundations. Operating through several wholly-owned subsidiaries, Dundee Wealth provides asset management, securities brokerage, investment banking and financial planning and advisory services to its client base.


For further information contact:

Jonathan Goodman
Dundee Wealth Management Inc.
(416) 365-2408

Document 50. Press Release, dated July 25, 2002, concerning the opening of the McCreedy West Portal and the signing of a collective bargaining agreement with the United Steelworkers of America.

                                     [LOGO]


          FNX MINING-DYNATEC SUDBURY JOINT VENTURE OPENS MCCREEDY WEST
         PORTAL, INITIATES UNDERGROUND RECONSTRUCTION PROGRAM AND SIGNS
                       AGREEMENT WITH UNITED STEELWORKERS


Toronto: July 25, 2002 - FNX MINING COMPANY INC. (FNX - TSX) is pleased to announce that DYNATEC CORPORATION (DY - TSX), FNX's 25% Sudbury Joint Venture partner and mine operator, opened the McCreedy West portal and commenced reconditioning of the existing ramp. In another significant development, Dynatec signed a three-year collective agreement with the United Steelworkers of America for the Sudbury Joint Venture mine operations.

Initial inspection of the 16 ft. x 20 ft. McCreedy West ramp along approximately 5000 feet of its total 8000-foot length, indicates that the ramp is structurally stable and in good condition to that point. Plans call for the ramp to be reconditioned down to the 1600-foot Level, where an underground haulage road connects the McCreedy West and Levack properties.

Ramp access to the McCreedy West underground workings will allow the Sudbury Joint Venture to evaluate near production targets of interest and, if feasible, to put these into production at a relatively low cost. In addition, the ramp would provide access to underground drill stations to facilitate more cost effective testing of known and newly discovered mineralized zones.

"Going underground at McCreedy West represents a significant event for FNX Mining and moves the Company closer to its objective of becoming a producer as quickly as possible", noted Terry MacGibbon, FNX President and CEO.

Dynatec, the Sudbury Joint Venture mine operator, and Local 2020 of the United Steelworkers of America have ratified a new three-year, collective agreement with Dynatec Mining as mine operator effective July 8, 2002. "This first collective agreement with the United Steelworkers of America represents another important step for a startup of mine operations on the Sudbury Joint Venture properties", said Bob Dengler, President and CEO of Dynatec.

The Sudbury Joint Venture is owned by FNX Mining (75%) and Dynatec Corporation (25%) and has an option from Inco Limited to earn a 100% interest in five former copper, nickel, platinum, palladium and gold producing properties (McCreedy West, Levack, Victoria, Norman and Kirkwood). The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between Fort Knox and Inco (see January 11, 2002 FNX press release) and Fort Knox and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work on the properties, please go to the Fort Knox website "www.fnxmining,com" and Fort
                                                -----------------
Knox's Annual Information Form dated May 31, 2002.

FOR FURTHER INFORMATION, PLEASE CONTACT:
DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com WEB SITE: www.fnxmining.com

Document 51. Press Release, dated August 6, 2002, concerning the expansion of the open pit potential and the extension of the high grade zone at Victoria.

                                     [LOGO]

                    FNX MINING EXPANDS OPEN PIT POTENTIAL AND
                       EXTENDS HIGH GRADE ZONE AT VICTORIA


     Toronto, Ont. - August 6, 2002 - FNX MINING COMPANY INC. (FNX-TSX) reports that recent drill results from the No.2 West Zone at the FNX Mining-Dynatec Corporation (DY-TSX) Sudbury Joint Venture Victoria Property have enhanced the open pit potential on the property by expanding the near surface mineralized zone along strike and have extended the high-grade, massive sulphide zone to depth.

     The near surface, copper-nickel-platinum-palladium-gold mineralized zone now has a known strike length exceeding 500 feet and is open along strike and at depth. It consists of wide zones of moderate-grade mineralization interspersed with cross cutting shear zones containing higher-grade, remobilized mineralization. The near surface mineralized zone also contains a narrow, high-grade, vertically plunging, massive sulphide zone. This massive sulphide zone has been intersected from near surface to the 400 Level, is open at depth and may extend to mineralization that was previously mined on the 1300 Level.

     These results confirm the presence of high-grade, shear-related mineralization within the moderate-grade near surface mineralized zone and further enhance the open pit potential at Victoria.

     Approximately 18,000 ft. of drilling have been completed in 50 holes on the No.2 West Zone. Results for 10 holes were reported in an FNX news release dated June 11, 2002: a further 25 holes are reported herein and results are pending for an additional 15 holes. The No.2 West Zone will continue to be tested with two drill rigs.

     HIGHLIGHTS

                                                                          IN SITU VALUE
                                                                           CDN.$/TONNE
                                                                          -------------
     NO.2 WEST:  SHALLOW ZONE (SURFACE TO 200 FT.)

o        FNX 1019          52.3 FT.  0.8% Cu,  1.4% Ni,   1.7 G/T TPM          $192.00
o        FNX 1024          36.7 FT.  0.6% Cu,  1.4% Ni,  10.8 G/T TPM          $432.00
o        FNX 1028          23.8 FT.  0.6% Cu,  1.4% Ni,   1.7 G/T TPM          $187.00
o        FNX 1029          33.6 FT.  1.0% Cu,  1.3% Ni,   1.0 G/T TPM          $172.00
o        FNX 1030          27.5 FT.  0.8% Cu,  1.8% Ni,   3.6 G/T TPM          $264.00
o        FNX 1031          13.4 FT.  0.9% Cu,  2.0% Ni,   1.5 G/T TPM          $250.00
o        FNX 1033          39.6 FT.  0.5% Cu,  1.2% Ni,   1.9 G/T TPM          $173.00
o        FNX 1043         132.6 FT.  0.6% Cu,  1.3% Ni,   1.6 G/T TPM          $174.00

     NO. 2 WEST : MASSIVE SULPHIDE ZONE

o        FNX 1044          25.1 FT.  2.3% Cu,  2.7% Ni,  5.9 G/T TPM           $437.00
o        FNX 1046          44.4 FT.  3.1% Cu,  2.0% Ni,  4.2 G/T TPM           $354.00

     Notes to accompany these Highlights are located below in Table 1.

     The drill intersections reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX Mining is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture, which is owned 75% by FNX Mining and 25% by Dynatec. Please see May 15, 2002 news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph. D., Member AGO, and Vice President Exploration of FNX Mining, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release.

     The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper (Cu), nickel (Ni), platinum
     (Pt), palladium (Pd) and gold (Au) producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX Mining and Inco (see January 11, 2002 FNX press release) and FNX Mining and Dynatec Corporation (see February 3, 2002 FNX and DY press release). References to previous or historical drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX Mining's Qualified Persons and are the sole responsibility of FNX Mining. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX Mining website "www.fnxmining,com" and also refer to
                                          -----------------
     FNX Mining's Annual Information Form dated December 21, 2001 and updated to May 31, 2002.

     The on-going drill program, initiated in late March, 2002, will continue with three rigs on each of the Levack and Norman properties and two rigs on each of the Victoria and McCreedy West properties

     This press release contains certain forward-looking statements, which may materially differ from actual results.


     FOR FURTHER INFORMATION, PLEASE CONTACT:
     DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
     TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL dconstable@fnxmining.com
                                                       ------------------------
     WEB SITE: www.fnxmining.com
               -----------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 1: VICTORIA PROPERTY: No.2 WEST ZONE
------------------------------------------------------------------------------------------------------------------------------------
                                                             (FT.)                   %                    G/T               IN SITU
-------------- --------- ---------- ------ ------ ---------------------------- -------------- ----------------------------- --------
  BOREHOLE       EAST      NORTH     AZ     DIP   FROM     TO        LENGTH      Cu     Ni     Au     Pt     Pd      TPM     $CDN/T
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1010      312271    372691     206    -45    266.50    278.20     11.70   0.65   0.85    0.1    0.2    1.7     2.0         142
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1011      312171    372598     206    -43    105.00    114.70      9.70   0.14   0.25    0.1    0.2    0.3     0.6          41
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1014      312121    372609     206    -43    110.00    121.70     11.70   0.57   0.74    0.1    0.4    0.1     0.6          98
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1018      312024    372640     206    -45     86.40    108.10     21.70   0.36   0.57    0.1    0.2    1.0     1.3          93
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1019      312066    372716     206    -45     68.60    120.85     52.25   0.75   1.41    0.1    0.5    1.1     1.7         192
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1019                              Includes    78.00    107.90     29.90   0.68   1.94    0.1    0.6    1.2     1.9         243
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1021      312066    372718     206    -63     64.50     84.10     19.60   0.38   1.44    0.4    0.6    1.0     2.0         192
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1022      312007    372728     206    -45    128.40    133.40      5.00   0.20   1.13    0.0    0.3    1.1     1.4         139
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1023      312062    372838     206    -45    183.35    188.20      4.85   0.26   3.52    0.1    0.8    1.3     2.2         401
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1024      312062    372839     206    -56    253.50    290.15     36.65   0.62   1.36    0.1   10.0    0.7    10.8         432
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   255.50    268.50     13.00   0.43   1.88    0.1   27.5    0.8    28.4         699
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1027      311959    372737     206    -42     39.75     53.60     13.85   0.75   1.17    0.1    1.2    1.1     2.4         191
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1028      311992    372801     206    -42    142.50    166.25     23.75   0.61   1.40    0.1    0.5    1.1     1.7         187
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   142.50    152.50     10.00   0.85   2.19    0.1    0.9    1.4     2.4         266
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1029      311992    372801     206    -58    172.45    206.00     33.55   0.96   1.33    0.1    0.2    0.7     1.0         172
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   195.10    206.00     10.90   0.98   2.78    0.2    0.3    0.9     1.4         329
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1030      312022    372855     206    -54    269.50    297.00     27.50   0.83   1.75    0.3    0.6    2.7     3.6         264
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1031      311976    372857     211    -42    187.00    200.35     13.35   0.86   2.03    0.1    0.4    1.0     1.5         250
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1032      311978    372858     211    -65    255.00    268.60     13.60   0.58   2.30    0.1    0.4    1.2     1.7         103
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1033      311899    372839     206    -42     91.70    131.25     39.55   0.53   1.19    0.1    1.0    0.8     1.9         173
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   118.00    131.25     13.25   0.75   2.00    0.1    1.3    1.7     3.1         283
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1035      311951    372949     206    -45    238.00    259.80     21.80   0.66   1.11    0.1    0.3    0.8     1.2         149
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1036      311951    372950     206    -55    272.40    276.40      4.00   0.34   1.26    0.0    0.1    0.9     1.0         154
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1041      311876    373045     206    -45    224.20    227.80      3.60   0.23   2.42    0.0    0.4    1.6     2.0         280
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1043      312141    372771     206    -50    127.60    260.20    132.60   0.58   1.31    0.2    0.4    1.0     1.6         174
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   207.00    260.20     53.20   0.68   2.03    0.1    0.4    1.6     2.1         255
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   207.00    230.35     23.35   0.30   3.66    0.1    0.6    2.1     2.8         427
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1044      312333    372831     206    -50    531.30    556.40     25.10   2.25   2.67    0.1    1.4    4.4     5.9         437
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1045      312334    372831     198    -50    472.70    489.65     16.95   0.48   1.38    0.1    0.9    1.1     2.1         191
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1046      312333    372830     214    -50    548.85    593.20     44.35   3.12   2.03    0.4    0.9    2.9     4.2         354
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1047      311828    373045     206    -45    155.35    173.50     18.15   0.92   0.88    0.2    0.4    0.8     1.4         139
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
                                        Includes   167.70    173.50      5.80   2.56   1.71    0.4    0.9    1.6     2.9         290
-------------- --------- ------------------------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------
   FNX1050      311768    373030     206    -70    120.25    126.60      6.35   1.73   0.93    0.1    0.1    0.8     1.0         149
-------------- --------- ---------- ------ ------ -------- --------- --------- ------- ------ ------ ------ ------ -------- --------

Notes:
o        The lengths reported are drill intersected core lengths.
o        TPM refers to Total Precious Metals defined as Pt+Pd+Au
o        g/t refers to grams per metric tonne
o In situ dollar amounts are added for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. The gross in situ $ values have been calculated using the following commodity prices and currency exchange rate:
         Cu = US $0.70/lb; Ni = US $3.00/lb; Pt = US $ 550.0/oz;
         Pd = US $ 346.0/oz; Au = US $321.0/oz. Exchange: 1 US$ = 1.5 CDN $.

                                VICTORIA PROPERTY
[LOGO]                           NO. 2 WEST ZONE
                         COMPOSITE LONGITUDINAL SECTION


                                      [MAP]

Document 52. Press Release, dated August 27, 2002, concerning the reporting of Second Quarter Results.

                                     [LOGO]



                   FNX MINING REPORTS SECOND QUARTER RESULTS

Toronto, Ont. - August 27, 2002 - FNX MINING COMPANY INC. (FNX-TSX) reports a $112,084 net operating loss or nil per share for the quarter ended June 30, 2002, compared to an operating gain of $6,279 or nil per share for the corresponding period in 2001. The net loss for the first six months of 2002 was $201,259, compared to $153,397 for the similar period last year. Three month revenues from interest income totaled $38,642, compared to $9,068 for the similar period in 2001. Working capital at the end of this quarter was $6,800,838. Subsequent to the quarter end, FNX successfully completed a financing for gross proceeds of $31,000,000.

The Company's exploration expenditures during the June quarter totaled $1,692,733, primarily as the Company's share of the expenditures incurred by the Sudbury Joint Venture (FNX 75%, Dynatec Corporation 25%) on the five Sudbury area optioned properties. Actual expenditures per optioned property were McCreedy West - $383,987, Levack - $301,345, Victoria - $382,377, Norman - $340,532 and Kirkwood - $6,567. General Sudbury Basin expenditures and start up costs for this reporting period were $284,492.

The Company's main activity is exploration for copper, nickel, platinum, palladium and gold on five Sudbury, Ontario properties that the Company optioned from Inco Limited. The optioned properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers and are located in the Sudbury District of northeastern Ontario. The properties are covered by previously announced agreements between FNX Mining and Inco (the "Inco Agreement ": see January 11, 2002 FNX press release) and FNX Mining and Dynatec Corporation (see February 3, 2002 FNX and Dynatec press release). Currently, the Sudbury Joint Venture is aggressively exploring four of the Sudbury properties employing 12 surface drill rigs and is rehabilitating the McCreedy West ramp to provide access for underground drills to be deployed late in the next quarter.

FOR FURTHER INFORMATION PLEASE CONTACT:
DAVID CONSTABLE, VICE PRESIDENT INVESTOR RELATIONS AND CORPORATE AFFAIRS
TELEPHONE: 416-628-5938, FAX: 416-628-5911, EMAIL: dconstable@fnxmining.com
                                                   ------------------------
WEB SITE: www.fnxmining.com
          -----------------

FNX MINING COMPANY INC.
BALANCE SHEETS

AS AT JUNE 30
(IN CANADIAN DOLLARS)


                                                                          2002                2001
---------------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)            (AUDITED)
ASSETS

CURRENT ASSETS
Cash and short term deposits                                        $ 7,751,063           $ 1,329,070
Accounts receivable                                                     203,310                31,827
Marketable securities                                                     2,750                76,776
Prepaid expenses and deferred costs                                      40,049                   382
---------------------------------------------------------------------------------------------------------

                                                                      7,997,172             1,438,055

CAPITAL ASSETS                                                          181,439                 3,680
MINERAL EXPLORATION
       PROPERTIES (NOTE 2)                                           10,368,948             5,436,204
---------------------------------------------------------------------------------------------------------

                                                                    $18,547,559            $6,877,939
                                                                    -----------            ----------

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                             $1,196,334               $76,659
---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 3)                                               24,132,000            11,110,652
SPECIAL WARRANTS (NOTE 3)                                                     -             1,320,000
DEFICIT                                                              (6,780,775)          (5,629,372)
---------------------------------------------------------------------------------------------------------
                                                                     17,351,225             6,801,280
---------------------------------------------------------------------------------------------------------

                                                                    $18,547,559           $ 6,877,939
                                                                    -----------           -----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

FNX MINING COMPANY INC.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE SIX MONTHS ENDING JUNE 30
(IN CANADIAN DOLLARS)      (UNAUDITED)

                                                         THREE MONTHS               SIX MONTHS
                                                        ENDING JUNE 30            ENDING JUNE 30


                                                 2002             2001          2002           2001
--------------------------------------------------------------------------------------------------------
INCOME
Interest earned                               $ 38,642         $ 9,068       $ 62,027       $ 12,988

COST AND EXPENSES
Administration                                145,825         (54,036)       248,106          30,770
       Prospecting                              4,167          56,663         14,020          56,663
       Amortization                               734             162          1,160             324
--------------------------------------------------------------------------------------------------------

                                              150,726           2,789        263,286           87,757
--------------------------------------------------------------------------------------------------------

OPERATING LOSS                               (112,084)          6,279       (201,259)        (74,769)
Mineral exploration
       properties written off                       -         (78,628)              -        (78,628)
--------------------------------------------------------------------------------------------------------

Net loss                                     (112,084)        (72,349)      (201,259)       (153,397)
--------------------------------------------------------------------------------------------------------

Deficit, beginning of period               (6,668,691)     (5,426,352)    (5,966,047)     (5,345,304)
Less: Financing charges                             -        (130,671)      (613,469)       (130,671)
--------------------------------------------------------------------------------------------------------

Deficit, end of period                     (6,780,775)     (5,629,372)    (6,780,775)     (5,629,372)
                                           -----------     -----------    -----------     -----------

Net loss per share                            $ (0.00)        $ (0.01)       $ (0.01)        $ (0.01)
                                              --------        --------       --------        --------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.

STATEMENTS OF CASH FLOW

FOR THE SIX MONTHS ENDING JUNE 30
(IN CANADIAN DOLLARS)      (UNAUDITED)

                                                         THREE MONTHS               SIX MONTHS
                                                        ENDING JUNE 30            ENDING JUNE 30

                                                 2002            2001           2002            2001
------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES:
Net loss                                   $ (112,084)      $ (72,349)    $ (201,259)     $ (153,397)
Write-off exploration properties                    -          78,628               -         78,628
Amortization                                      734             162          1,160              324
------------------------------------------------------------------------------------------------------------------------

                                             (111,350)          6,441       (200,099)        (74,445)
Change in non-cash working
       capital balances                     1,121,792          17,411        913,181          43,100
------------------------------------------------------------------------------------------------------------------------


                                            1,010,442          23,852        713,082         (31,345)
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

Common shares issued                        1,856,025          17,425     13,012,348          17,425
Special warrants issued
       (converted)                         (1,170,000)      1,320,000     (1,320,000)      1,320,000
Financing costs                                     -        (130,671)      (613,469)       (130,671)
------------------------------------------------------------------------------------------------------------------------

                                              686,025       1,206,754     11,078,879       1,206,754
------------------------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES:

Capital assets acquisitions                    (6,715)              -       (177,721)              -
Marketable securities                               -          (4,623)             -          (4,623)
Mineral exploration properties:
  Exploration expenditure                  (1,699,527)       (127,061)    (4,899,225)       (301,322)
------------------------------------------------------------------------------------------------------------------------

                                           (1,706,242)       (131,684)    (5,076,946 )      (305,945)
------------------------------------------------------------------------------------------------------------------------


                                                         THREE MONTHS               SIX MONTHS
                                                        ENDING JUNE 30            ENDING JUNE 30

                                                 2002            2001           2002            2001
-----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and
  short-term deposit                      $    (9,775)     $ 1,098,922     $6,715,015      $  869,464

Cash and short-term deposits:
   Beginning of the period                $ 7,760,838      $   230,148     $1,036,048      $  459,606
-----------------------------------------------------------------------------------------------------------

       End of the period                  $ 7,751,063      $ 1,329,070     $7,751,063      $1,329,070
                                          -----------      -----------     ----------      ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FNX MINING COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDING JUNE 30, 2002 (IN
CANADIAN DOLLARS) (UNAUDITED)


1.       ACCOUNTING POLICIES

         The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2001 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and the accompanied notes contained in the Company's 2001 Annual Report.

2.       MINERAL EXPLORATION PROPERTIES

                                                           INCURRED       INCURRED
                                                              THREE            SIX
                                                             MONTHS         MONTHS
                                                             ENDING         ENDING         BALANCE
                                      DECEMBER 31           JUNE 30        JUNE 30         JUNE 30
                                             2001              2002           2002            2002
-----------------------------------------------------------------------------------------------------------
ALASKA, USA
        Nikolai                        $2,675,184       $       463     $    3,763     $ 2,678,947
        Gunsite                           206,763            26,943         26,943         233,706
-----------------------------------------------------------------------------------------------------------
                                        2,881,947            27,406         30,706       2,912,653
Option payment received                         -           (30,560)       (30,560)        (30,560)
-----------------------------------------------------------------------------------------------------------
                                        2,881,947            (3,154)           146       2,882,093

MANITOBA
       McBratney lake                     279,110             1,226          1,250         280,360
-----------------------------------------------------------------------------------------------------------
                                          279,110             1,226          1,250         280,360
-----------------------------------------------------------------------------------------------------------
ONTARIO
       Larder lake                      1,122,122             8,722          8,722       1,130,844
       Fawcett township                 1,000,857                 -              -       1,000,857
       Sudbury basin                      232,248           277,925      3,356,705       3,588,953
       McCreedy                                 -           383,987        414,160         414,160
       Levack                                   -           301,345        330,529         330,529
       Victoria                                 -           382,377        408,717         408,717
       Norman                                   -           340,532        372,381         372,381
       Kirkwood                                 -             6,567          6,593           6,593
       Other                                3,438                 -             23           3,461
-----------------------------------------------------------------------------------------------------------
                                        2,358,665         1,701,455      4,897,830       7,256,495
Option payment received                   (50,000)                -              -         (50,000)
-----------------------------------------------------------------------------------------------------------

                                        2,308,665         1,701,455      4,897,830       7,206,495
-----------------------------------------------------------------------------------------------------------

Total                                 $ 5,469,722       $ 1,699,527    $ 4,899,226     $10,368,948
                                      -----------       -----------    -----------     -----------

3.     CAPITAL STOCK

       a) SHARES ISSUED:

                                                                SHARES                  CONSIDERATION

       Balance December 31, 2001                            13,355,466                   $11,119,651

       ISSUED THIS YEAR TO DATE:
       Private placement                                     4,000,000                      4,000,000
       Flow-through shares                                   4,000,000                      4,000,000
       Special Warrants                                      3,432,500                      1,485,625
       Broker warrants                                         617,200                        498,400
       Stock options                                            55,000                         22,000
       Property options                                      3,006,324                      3,006,324
       -----------------------------------------------------------------------------------------------

                                                            15,111,024                     13,012,349
       -----------------------------------------------------------------------------------------------
       BALANCE JUNE 30, 2002                                28,466,490                    $24,132,000
                                                            ----------                    -----------

       b) WARRANTS:


                          EXERCISE            OPENING        WARRANTS       WARRANTS         CLOSING
EXPIRY DATE                  PRICE            BALANCE          ISSUED      EXERCISED         BALANCE
------------------------------------------------------------------------------------------------------
SPECIAL WARRANTS:

May 10, 2002                $ 0.40          3,300,000               -     (3,300,000)              -
January 10, 2003            $ 1.25                  -       2,496,879       (132,500)      2,364,379
------------------------------------------------------------------------------------------------------
                                            3,300,000       2,496,879     (3,432,500)      2,364,379
                                            ----------      ---------     -----------      ---------


BROKER WARRANTS:

                          EXERCISE            OPENING        WARRANTS       WARRANTS         CLOSING
EXPIRY DATE                  PRICE            BALANCE          ISSUED      EXERCISED         BALANCE
------------------------------------------------------------------------------------------------------
May 10, 2003                $ 0.40            198,000               -       (198,000)              -
July 10, 2003               $ 1.00                  -         480,000       (419,200)         60,800
------------------------------------------------------------------------------------------------------
                                              198,000         480,000       (617,200)         60,800

Total warrants                              3,498,000       2,976,879     (4,049,700)      2,425,179
                                            ---------       ---------     -----------      ---------

 4.    STOCK OPTIONS

                          EXERCISE            OPENING         OPTIONS        OPTIONS          CLOSING
EXPIRY DATE                  PRICE            BALANCE         GRANTED      EXERCISED          BALANCE
-------------------------------------------------------------------------------------------------------
November 15, 2004           $ 0.40          1,020,000               -        (55,000)        965,000
May 3, 2006                 $ 0.50            660,000               -              -         660,000
May 3, 2006                 $ 1.00            470,000               -              -         470,000
May 29, 2006                $ 1.00            150,000               -              -         150,000
June 12, 2006               $ 1.10            100,000               -              -         100,000
November 8, 2006            $ 1.00            100,000               -              -         100,000
November 13, 2006           $ 1.00            300,000               -              -         300,000
January 9, 2007             $ 1.50                  -         200,000              -         200,000
February 14, 2007           $ 2.08                  -         280,000              -         280,000
February 18, 2007           $ 2.25                  -          85,000              -          85,000
March 12, 2007              $ 2.50                  -         210,000              -         210,000
May 14, 2007                $ 3.40                  -          40,000              -          40,000
-------------------------------------------------------------------------------------------------------

                                            2,800,000         815,000        (55,000)      3,560,000
                                           ----------         -------        --------      ---------

 5.      SUBSEQUENT EVENTS

         On July 2002, the Company completed a "bought deal" financing by issuing 5,000,000 common shares of the Company at a price of $5.00 per share. A fee of 6% of the gross proceeds was paid to the underwriters in connection with this financing. These shares were issued by way of a short form prospectus. Concurrently, the Company sold 1,000,000 flow-through common shares at a price of $6.00 per share. A fee of 6% of the gross proceeds was paid to the underwriters in connection with this financing. The Company plans to use the net proceeds of these financings to advance its Sudbury Joint Venture Properties and for general working capital.


6.       SIGNIFICANT EVENTS

         During the period the Company changed its name from Fort Knox Gold Resources Inc. to FNX Mining Company Inc.


7.       COMPARATIVE FIGURES

         Certain of the 2001 comparative figures have been reclassified to conform with the financial statements presentation adopted for 2002.

Document 53. Press Release, dated September 9, 2002, concerning the intersection of high-grade mineralization at the PM Zone and the extension of the Inter Main Zone at McCreedy West.

                                     [LOGO]


                  FNX-DYNATEC SUDBURY JOINT VENTURE INTERSECTS
                HIGH-GRADE MINERLAIZATION at PM ZONE and EXTENDS
                     INTER MAIN DISCOVERY at MCCREEDY WEST

TORONTO, ON --- September 9, 2002 -- FNX Mining Company Inc. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that recent drilling at the McCreedy West property encountered wide, high-grade, precious metal intercepts on the PM Zone. Drilling on the recently discovered, nickel-rich Inter Main Zone has traced the strike of the high-grade mineralized zone for at least 600 feet and it remains open in both directions. The reconditioning on the McCreedy West ramp is progressing as planned.

HIGHLIGHTS:

                                                                                        IN SITU VALUE
    INTER MAIN ZONE                                                                      CDN$/TONNE
                                                                                        -------------
      o     FNX   3001                 10.2 FT.      0.3% Cu,  3.1% Ni                     $ 319.00
      o     FNX   3002                 11.1 FT.      0.4% Cu,  3.3% Ni                     $ 336.00
                   AND                 21.1 FT.      0.6% Cu,  3.3% Ni                     $ 308.00
      o     FNX   3009                 28.6 FT.      0.3% Cu,  3.0% Ni                     $ 311.00
      o     FNX   3026                 63.6 FT.      0.3% Cu,  1.9% Ni                     $ 185.00
                 INCL.                 31.4 FT.      0.3% Cu,  2.6% Ni                     $ 257.00

   PM ZONE

      o     FNX  3021                  23.1 FT.      2.7% Cu,  0.1% Ni,  9.5 G/T TPM       $ 271.00
      o     FNX  3022                  64.1 FT.      0.1% Cu,  0.1% Ni, 15.2 G/T TPM       $ 336.00
      o     FNX  3024                  64.6 FT.      0.9% Cu,  0.2% Ni,  5.9 G/T TPM       $ 158.00

    RAMP RECONDITIONING

     o      3020 FEET OF MAIN RAMP RECONDITIONED TO THE 450 LEVEL


     NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW IN TABLE 1

UNDERGROUND RECONDITIONING

Dynatec, the Sudbury Joint Venture mining operator, has established surface facilities on the property, opened the ramp portal and initiated reconditioning of the ramp. Ongoing ground support consisting of screening and roof bolting has been completed for over 3020 feet along the ramp to the 550 Level of the mine. This is the location of the 700 Vein Complex, which is the first near-term production target. The second egress manway reconditioning, including mine services and electrical installations, has also been completed to the 550 level. Reconditioning of the ramp, which extends to the 1600 Level, is expected to be completed by the end of the year; after which, reconditioning of the 1600 Level haulage drift will be initiated.

Later this month, after the ramp is accessible and safe to beyond the 700 Level, underground drilling will be initiated on the 700 Vein Complex with two drill rigs. Once the reconditioning is down to the 1600 Level, underground drilling will be initiated from the 1600 drift on the PM ZONE, UPPER MAIN, EAST MAIN, INTER MAIN AND LOWER MAIN\BOUNDARY ZONES. Drilling from underground will be more efficient, cost effective and quicker than drilling from surface.

700 AND 950 VEIN COMPLEXES

The 700 and 950 Vein Complexes are unmined parts of the previously mined Footwall Copper ore body and occur within an extensive Sudbury Breccia zone that extends from surface to below the 3000 Level. The 700 Vein Complex is located between the 500 and 700 Levels and is typical of the Sudbury Basin footwall-type deposits and consists of massive sulphide veins and stringers that range in thickness from several inches to tens of feet. The average historic grade of the massive sulphide veins is 25.5% Cu, 2.2% Ni and 14.9 g/t TPM. Prior to the McCreedy West mine closure in 1997, part of the 700 Vein Complex was bulk mined and produced 41,000 tons averaging 5.35% Cu, 0.56% Ni, 4.04 g/t TPM. The reconditioned mine openings, in addition to permitting Dynatec to complete detailed mining plans and schedules, will also provide platforms for underground drilling to test the 700 Vein Complex for additional mineralization up dip and up plunge to the west.

After the ramp has been reconditioned beyond the 950 level, underground drilling will be initiated on the 950 Vein Complex. The 950 Vein Complex also contains high-grade massive sulphide veins of varying thickness. The 950 Zone, which has not been previously mined, has only been defined to date by limited underground drilling from the 950 Level and was intersected in the 950 Level access drift. Underground drilling by FNX will further test the 950 Vein Complex to the east and down dip.

PM ZONE

The PM Zone occurs within the same large Sudbury Breccia zone that hosts the original McCreedy West Footwall Copper Zone. It is situated between the 1500 ft. and 2500 ft. Levels and is approximately 1000 ft. by 1000 ft. in size. Previous drilling demonstrated that the PM Zone contains long intersections of significant Cu and TPM values (e.g. 1.1% Cu, 0.3% Ni, 5.6 g/t TPM over 126.0 ft) and narrower intersections of higher grade Cu, Ni and TPM values (e.g. 10.8% Cu, 2.8% Ni, 121.9 g/t TPM over 7.5 ft.).

FNX previously reported that its first borehole into the PM Zone (DDH 3000) intersected 250.7 ft. grading 1.2% Cu, 0.2% Ni, 6.2 g/t TPM with shorter sections of much higher grades (2.2% Cu, 0.3% Ni, 11.3 g/t TPM over 67.0' and 7.5% Cu, 0.8% Ni, 30.7 g/t TPM over 15.3 ft.). The true widths from this hole are approximately 60% of the core length.

The latest drilling in the PM Zone comprised some 7000 ft. in 3 holes which were continued through the Inter Main into the footwall and the PM Zone. DDH 3021 and 3024 were drilled within the zone and cut good intersections of Cu and TPM values. DDH FNX 3022, which intersected 64.1 ft of 15.2 g/t TPM, tested the deepest part of the known mineralized zone and suggests that the zone may extend further down plunge. The high TPM values have been verified at a second, independent laboratory. As noted above, underground access to the 1600 Level will permit the detailed closely spaced drilling required to conduct resource estimations. Details of the recent drilling are presented in Table 1.

INTER MAIN ZONE

The Inter Main Zone consists of nickel-rich, Sudbury Basin contact-type mineralization and is situated between the unmined East Main Zone and an unmined portion of the Lower Main Zone. The Inter Main Zone is interpreted by FNX to represent an embayment/terrace structure situated at the base of the Sudbury Igneous Complex (SIC). Such embayment structures at the contact of the SIC are traditional hosts of Sudbury Basin nickel-rich, contact-type ore deposits.

The Inter Main Zone has a strike of at least 600 feet and a shallow plunge to the southeast. The higher-grade mineralization occurs as a thicker core which thins toward the margins of the embayment and displays true thicknesses from more than 50 ft. in the core of the embayment to less than 15 ft. at the margins. The Inter Main Zone occurs within a broad, 2500 ft. long, mineralized envelope that has the potential to host undiscovered, similar mineralized embayments.

Since the announcement of the discovery of the Inter Main Zone in a hole that intersected 52.3 ft. of sulphide mineralization grading 3.2% Ni, a further 20,300 ft of drilling has been completed in 11 holes to test the Inter Main. Three of these holes were taken through to the underlying PM Zone. This drilling has extended the Inter Main structure, which remains open in both directions. In addition to significant intersections in the zone, this drilling has enhanced the understanding of the morphology and structure of the zone. Exploration of this zone is continuing with three rigs. Details of the recent drilling are presented in Table 1.

SUDBURY JOINT VENTURE GENERAL

The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX Mining is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture, which is owned 75% by FNX Mining and 25% by Dynatec. Please see May 15, 2002 news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph. D., Member AGO, and Vice President Exploration of FNX Mining, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release.

The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX Mining and Inco (see January 11, 2002 FNX press release) and FNX Mining and Dynatec Corporation (see February 3, 2002 FNX and DY press release). References to previous or historical work and drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX Mining's Qualified Persons and are the sole responsibility of FNX Mining. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX Mining website "www.fnxmining.com" and also refer to FNX Mining's Annual Information Form dated December 21, 2001 and updated to May 31, 2002.

The on-going drill program, initiated in late March, 2002, will continue with three rigs on each of the McCreedy West, Levack and Norman properties and two rigs on the Victoria property. Two additional drill rigs will initiate underground drilling on the 700 Vein Complex later this month.

This press release contains certain forward-looking statements, which may materially differ from actual results.



FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable
Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-628-5911, Email: dconstable@fnxmining.com Website - www.fnxmining.com

                                     TABLE 1

MCCREEDY WEST:  INTER MAIN ZONE

----------------------------------------------------------------------------------------------------------------------------------
                                                               (FT.)                  %                G/T
-------------------------------------------------------------------------------------------------------------------------  IN SITU
BOREHOLE     EAST      SOUTH     AZ DEG. DIP DEG.  FROM      TO      LENGTH    Cu     Ni    Pt    Pd    Au     TPM       $CAN/T
----------------------------------------------------------------------------------------------------------------------------------
FNX3001     3652.9    1756.0    032.0    -69.9     1299.2   1339.2      40.0    0.1    1.5             NSV              153.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                            1329.0   1339.2      10.2    0.3    3.1              "               319.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3002     3652.9    1756.0    027.0    -73.3     1317.0   1393.1      76.1    0.3    1.7              "               177.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                            1317.0   1330.3      13.3    0.2    1.9              "               191.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                            1346.1   1357.2      11.1    0.4    3.3              "               336.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                            1372.0   1393.1      21.1    0.6    3.0              "               308.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3005     3652.9    1756.0    020.0    -78.0     1351.5   1361.4       9.9    0.3    1.0              "               103.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3007     3668.0    1756.0    015.0    -68.5     1232.3   1239.8       7.5    0.2    1.1              "               117.00
----------------------------------------------------------------------------------------------------------------------------------
    AND                                            1270.3   1283.4      13.1    0.2    1.6              "               159.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3008     4630.0    1640.7    302.0    -66.0     1337.9   1345.5       7.6    0.1    1.0              "               106.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3009     4630.0    1640.7    277.5    -70.0     1502.9   1531.5      28.6    0.3    3.1              "               311.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3022     3560.3    1761.3    016.0    -75.0     1330.7   1337.0       6.3    0.4    1.3              "               139.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3023     3575.0    1761.0    009.0    -71.0     1281.3   1294.7      13.4    0.6    1.0              "               114.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3026     4713.4    1613.1    275.2    -61.1     1583.1   1646.7      63.6    0.3    1.9              "               193.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                            1583.1   1603.6      20.5    0.5    1.8              "               188.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                            1615.3   1646.7      31.4    0.3    2.6              "               264.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3027     4713.4    1631.1    286.8    -60.5     1433.8   1464.3      30.5    0.3    1.1              "               117.00
----------------------------------------------------------------------------------------------------------------------------------

MCCREEDY WEST:   PM ZONE

----------------------------------------------------------------------------------------------------------------------------------
                                                               (FT.)                   %                 G/T
------------------------------------------------------------------------------------------------------------------------  IN SITU
BOREHOLE        EAST      SOUTH       AZ DEG. DIP DEG.  FROM     TO      LENGTH    Cu      Ni    Pt    Pd     Au     TPM   $CAN/T
----------------------------------------------------------------------------------------------------------------------------------
FNX3021        3560.3    1761.3      348.7   -74.5     1936.4   2001.2      64.8   1.1     0.1   1.8   2.1    0.5    4.4   128.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                                1978.1   2001.2      23.1   2.7     0.1   3.9   4.5    1.1    9.5   271.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3022        3560.3    1761.3      016.0   -75.0     2224.3  2288.4       64.1   0.1     0.1   7.6   7.0    0.6   15.2   336.00
----------------------------------------------------------------------------------------------------------------------------------
FNX3024        3575.0    1761.0      349.9   -67.2     1846.1   1960.0     113.9   0.6     0.1   1.5   2.1    0.5    4.1   110.00
----------------------------------------------------------------------------------------------------------------------------------
   INCL                                                1895.4   1960.0      64.6   0.9     0.2   2.1   3.2    0.7    5.9   158.00
----------------------------------------------------------------------------------------------------------------------------------

       NOTES:
          o    The lengths reported are drill intersected core lengths.
          o    TPM = Total Precious Metals defined as Pt+Pd+Au
          o Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold
          o    g/t = grams per metric tonne
          o    NSV = no significant values.
          o Gross in situ dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross in situ amounts do not take into consideration mining and processing costs and have no economic significance.
          o The gross in situ $ values have been calculated using the following commodity prices and currency exchange rate: Cu = US $0.70/lb; Ni = US $3.00/lb; Pt = US $ 550.0/oz; Pd = US $
               346.0/oz; Au = US $321.0/oz. Exchange: 1 US$ = 1.5 CDN $.

Document 54. Press Release, dated September 18, 2002, concerning the intersection of Cu-Ni-Pt-Pd-Au Mineralization at the Norman property.

                                   [FNX LOGO]

                  FNX-DYNATEC SUDBURY JOINT VENTURE INTERSECTS
               463 FEET OF CU-NI-PT-PD-AU MINERALIZATION AT NORMAN

   TORONTO, ON --- September 18, 2002 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that recent drilling at the Norman property indicates the Norman 2000 Zone has the potential to host a significant deposit for the joint venture. To date, eight FNX boreholes have intersected wide zones, up to 463 feet, of Cu, Ni and precious metal mineralization that contain sub-zones of high-grade Cu-Ni-Pt-Pd-Au mineralization. These intersections occur within a mineralized zone that is at least 600 ft. by 600 ft. and open in all directions. The deepest borehole drilled on the 2000 Zone, FNX 4008, intersected the widest and best mineralization discovered to date. To accelerate delineation of the 2000 Zone and to test the 2500 ft. target area between the 2000 Zone and the near surface North Zone, two additional drill rigs will be added to the three rigs already on site.

   HIGHLIGHTS:

                                                                                                   IN SITU VALUE
                                                                                                    CDN $/TONNE
                                                                                                    -----------
FNX 4003                    391.3 FT           1.6% CU           0.2% NI         2.2 G/T TPM            $ 103.00
             INCL.          134.4 FT           3.6% CU           0.4% NI         3.8 G/T TPM            $ 199.00
             INCL.           42.9 FT.          6.0% CU           0.3% NI         6.4 G/T TPM            $ 308.00
             INCL.           23.5 FT.          8.9% CU           0.5% NI         9.8 G/T TPM            $ 468.00
             INCL.           25.2 FT           6.2% CU           0.4% NI         5.8 G/T TPM            $ 308.00
             INCL.           19.2 FT           2.8% CU           1.0% NI         3.4 G/T TPM            $ 239.00

FNX 4004                    185.8 FT.          2.1% CU           0.2% NI         2.5 G/T TPM            $ 122.00
             INCL.          102.0 FT.          2.6% CU           0.2% NI         3.0 G/T TPM            $ 205.00
             INCL.           15.9 FT.         10.9% CU,          1.4% NI         6.6 G/T TPM            $ 529.00
             INCL.           16.4 FT.          4.9% CU           0.2% NI        11.5 G/T TPM            $ 372.00

FNX 4007                     24.5 FT          21.7% CU           3.0% NI        14.6 G/T TPM            $1114.00
              AND            14.2 FT           6.4% CU           0.4% NI         3.5 G/T TPM            $ 255.00

FNX 4008                    462.7 FT.          2.2% CU           0.3% NI         3.5 G/T TPM            $ 155.00
             INCL.          373.4 FT           2.7% CU           0.3% NI         4.2 G/T TPM            $ 187.00
             INCL.          256.1 FT           3.5% CU           0.4% NI         5.1 G/T TPM            $ 230.00
             INCL.          112.4 FT           3.7% CU           0.4% NI         8.4 G/T TPM            $ 306.00

FNX 4080                    306.2 FT           2.3% CU           0.2% NI         3.5 G/T TPM            $ 143.00
             INCL.          220.5 FT           2.4% CU           0.1% NI         4.1 G/T TPM            $ 155.00
             INCL.           25.9 FT           5.1% CU           0.1% NI         4.0 G/T TPM            $ 217.00
             INCL.           25.0 FT           6.6% CU           0.1% NI        16.6 G/T TPM            $ 521.00
             INCL.           50.6 FT           4.4% CU           0.3% NI         4.8 G/T TPM            $ 233.00


NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW TABLE 2.

   Historic drilling intersected the 2000 Zone in a number of holes and demonstrated the presence of wide-spread mineralization. Holes A and B, shown in the attached 2000 Zone Longitudinal Section, both cut wide zones of mineralization. Borehole A intersected 2.0% Cu and 1.8 g/t TPM over 388.8 ft., including 4.1% Cu and 3.2 g/t TPM over 171.1 ft.; 20.0% Cu and 14.3 g/t TPM over 19.2 ft. and 11.2 % Cu and 10.1 g/t TPM over 19.5 ft. Borehole B intersected 1.5 % Cu and 1.2 g/t TPM over 275.8 ft. including 3.4% Cu and 2.8 g/t TPM over 45.8 ft.).

   The results of the first three FNX boreholes drilled on the Norman 2000 Zone were reported in the June 13, 2002 FNX press release. Two of those boreholes intersected significant mineralization (FNX 4001 - 6.0% Cu, 0.2% Ni and 8.1 g/t TPM over 64.8 ft. and FNX 4002 - 3.3% Cu, 0.6% Ni, 3.1 g/t TPM over 115.9 ft., see Table 2 for details).

   Since the June 13, 2002 Norman news release, FNX has completed 20,800 ft. of drilling in eight boreholes on the 2000 Zone. Assay results have been received for seven holes (see attached Table 1 for details). These initial, results demonstrate that the 2000 Zone contains wide zones of polymetallic mineralization containing significant values of copper, nickel, platinum, palladium and gold. The FNX boreholes cut the mineralized zones at right angles and the true width of the FNX intersections are estimated to be 50% - 60% of core lengths.

   The 2000 Zone mineralized environment, now known to be 600 ft. by 600 ft., is open in all directions and occurs as massive sulphide veins consisting mainly of chalcopyrite, pentlandite and millerite. The vein system is several hundred feet wide and is associated with the Whistle Offset Dyke where the dyke dramatically changes from a wide bulbous shape to a narrow constriction accentuated by the presence of large inclusions in the dyke. This geological setting is a common host for ore deposits occurring in Sudbury Basin Offset Dykes.

   The geological setting of the 2000 Zone is very similar to that of the North Zone which outcrops some 2500 feet up plunge from the 2000 Zone. This postulated plunge direction (see attached map) is untested and represents an excellent exploration target. Future drilling will focus on delineating the 2000 Zone and determining whether the 2000 Zone and the North Zone are part of the same mineralized system.

   SUDBURY JOINT VENTURE - GENERAL

   The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).

   The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph. D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com" and also refer to FNX's Annual Information Form dated December 21, 2001 and updated to May 31, 2002.

   The drill program is continuing with three drill rigs on each of the McCreedy West, Levack and Norman properties and two rigs on the Victoria property. Later this month, two drill rigs will be added to the Norman property and two additional drill rigs will initiate underground drilling at McCreedy West.

   This press release contains certain forward-looking statements, which may materially differ from actual results.

   FOR FURTHER INFORMATION, PLEASE CONTACT:

   David Constable, Vice President, Investor Relations and Corporate Affairs
   Telephone: 416-628-5938, Fax: 416-628-5911, Email: dconstable@fnxmining.com, Website - www.fnxmining.com

                                     TABLE 1
                                NORMAN 2000 ZONE

------------ ------- -------- ------- ---------- ------------------------------ ------------- -------------------------- ----------
                                                                 FEET                   %                   G/T
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------   IN SITU
     DDH       WEST    SOUTH    AZ 0     DIP 0       FROM        TO      LENGTH     CU     NI     PT    PD     AU    TPM    CDN$ /T
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
  FNX4003    1451.0   253.0   131.3      -68       2196.0     2587.3     391.3    1.6    0.2    0.9   0.8    0.4    2.2     103.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2196.0     2330.4     134.4    3.6    0.4    1.3   1.5    0.9    3.8     199.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2196.0     2238.9      42.9    6.0    0.3    2.3   2.3    1.8    6.4     308.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2196.0     2219.5      23.5    8.9    0.5    3.8   4.1    1.9    9.8     468.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2263.8     2289.0      25.2    6.2    0.4    2.1   2.1    1.7    5.8     308.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2311.2     2330.4      19.2    2.8    1.0    1.1   2.1    0.2    3.4     239.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2480.3     2496.0      15.7    1.8    0.3    1.5   1.5    0.5    3.4     150.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2556.5     2587.3      30.8    0.7    0.1    2.7   1.5    0.3    4.5     124.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
  FNX4004    1377.0   602.0   131.3      -70       2114.1     2299.9     185.8    2.1    0.2    1.0   1.4    0.2    2.5     122.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2114.1     2216.1     102.0    2.6    0.2    1.1   1.7    0.2    3.0     205.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2114.1     2130.0      15.9   10.9    1.4    1.8   4.4    0.5    6.6     529.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2199.7     2216.1      16.4    4.9    0.2    4.8   6.0    0.7   11.5     372.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2267.9     2299.9      32.0    3.2    0.1    1.3   1.8    0.2    3.4     157.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2289.3     2299.9      10.6    9.2    0.1    2.6   4.8    0.5    7.9     396.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
  FNX4005    1450.0   450.0   131.3      -65       2186.4     2303.0     116.6    1.3    0.3    0.6   0.6    0.1    1.3      84.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2190.7     2208.0      17.3    1.3    1.1    0.3   0.5    0.2    1.0     157.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2237.1     2242.8       5.7   11.2    0.4    2.3   2.9    0.7    5.9     440.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2273.6     2303.0      29.4    1.5    0.2    1.6   1.3    0.1    3.0     121.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2273.6     2285.4      11.8    2.5    0.4    1.7   1.9    0.1    3.8     179.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
  FNX4006    1377.0   602.0   131.3     -65.5      2207.8     2228.2      20.4    1.5    0.2    2.0   1.0    0.4    3.4     127.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
  FNX4007    1450.0   450.0   131.3     -62.5      1866.5     1921.7      55.2   10.6    1.5    2.1   4.5    0.7    7.3     553.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    1897.2     1921.7      24.5   21.7    3.0    4.0   9.6    1.0   14.6    1114.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                                   2014.4     2029.0      14.6    3.4    0.2    0.7   1.4    0.1    2.2     146.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                                   2215.9     2230.1      14.2    6.4    0.4    0.5   0.5    2.5    3.5     255.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2226.4     2230.1       3.7   18.3    0.1    1.4   0.9    9.4   11.7     662.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
  FNX4008    1521.0   352.0   131.3      -68       2234.2     2696.9     462.7    2.2    0.3    1.7   1.4    0.4    3.5     155.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2257.2     2630.6     373.4    2.7    0.3    2.0   1.7    0.5    4.2     187.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2296.4     2597.0     300.6    3.1    0.3    2.2   2.0    0.6    4.8     212.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2296.4     2321.4      25.0    2.3    0.1    1.9   2.4    0.2    4.5     165.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2340.9     2597.0     256.1    3.5    0.4    2.4   2.1    0.6    5.1     230.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2377.7     2529.3     151.6    3.7    0.4    3.4   2.8    0.8    7.0     282.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2340.9     2372.8      31.9    5.0    0.8    1.9   1.7    0.4    4.0     286.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2381.3     2493.7     112.4    3.7    0.4    4.1   3.3    1.0    8.4     306.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2575.6     2597.0      21.4    7.0    0.2    1.4   2.2    0.9    4.5     276.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
FNX4080      1521.0   352.0   129.3     -64.0      2144.1     2450.3     306.2    2.3    0.2    1.4   1.6    0.5    3.5     143.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2144.1     2170.0      25.9    5.1    0.1    1.4   2.2    0.4    4.0     217.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                      including    2229.8     2450.5     220.5    2.4    0.1    1.6   1.9    0.6    4.1     155.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2329.4     2354.4      25.0    6.6    0.1    7.4   7.3    1.9   16.6     521.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------
                                          incl.    2399.7     2450.3      50.6    4.4    0.3    1.4   2.5    0.9    4.8     233.00
------------ ------- -------- ------- ---------- ----------- --------- -------- ------ ------ ------ ----- ------ ------ ----------

                                     TABLE 2
                                NORMAN 2000 ZONE
              ( Previously Reported in June 13, 2002 News Release)

------------- ------- --------- ------ ---------- ----------------------------- --------------- -------------------------- ---------
                                                               FEET                    %                    G/T
------------- -------  NORTH/   ------ ---------- ----------------------------- --------------- --------------------------  IN SITU
    DDH        WEST    SOUTH     AZ0     DIP0      FROM         TO      LENGTH    CU      NI      PT     PD     AU    TPM   CDN$ /T
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------- ----- ------ ---------
  FNX4000     970.0   542.0 N    180     -67.4       -          -         -                        NSV
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------

------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
  FNX4001     1450.0  253.0 S    131     -67.0    2266.3       2331.1     64.8     6.0     0.2   1.9    2.8     3.4   8.1    317.00
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                       including  2306.0       2331.1     25.1    11.4     0.3   2.8    5.2     8.2  16.1    598.00
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------

------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
  FNX4002     1451.0  253.0 S    131     -63.0    2210.3     2326.2      115.9     3.3     0.6   1.3    1.4     0.4   3.1    205.00
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                       including  2210.3     2227.1       16.8     7.4     2.2   3.4    3.0     0.9   7.3    554.00
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                       including  2252.8     2266.6       13.8     8.6     0.4   3.7    4.3     0.9   8.9    435.00
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------
                                       including  2313.5     2326.2       12.7     6.9     1.1   1.0    1.4     0.7   3.2    340.00
------------- ------- --------- ------ ---------- -------- ----------- -------- ------- ------- ----- ------ ------- ----- ---------

   NOTES FOR TABLES 1 & 2 :

      o  The lengths reported are drill intersected core lengths.
      o  TPM = Total Precious Metals defined as Pt+Pd+Au
      o  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold
      o  g/t = grams per metric tonne
      o  NSV = no significant values.
      o Gross in situ dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross in situ amounts do not take into consideration mining and processing costs and have no economic significance.
      o The gross in situ $ values have been calculated using the following commodity prices and currency exchange rate: Cu = US $0.70/lb; Ni = US $3.00/lb; Pt = US $ 550.0/oz; Pd = US $ 346.0/oz; Au = US $321.0/oz.
         Exchange: 1 US$ = 1.5 CDN

[FNX LOGO]                     SUDBURY BASIN JOINT VENTURE
                                     NORMAN PROPERTY

                                     [MAP]

                                     [MAP]

[FNX LOGO]                     SUDBURY BASIN JOINT VENTURE
                                     NORMAN PROPERTY
                                        2000 ZONE

                                     [MAP]

Document 55. Press Release, dated October 9, 2002, concerning the extension the extension of the Norman North Down Plunge.

                                   [FNX LOGO]

                        FNX-DYNATEC SUDBURY JOINT VENTURE
           EXTENDS NORMAN NORTH DOWN PLUNGE TOWARDS THE 2000 ZONE AND
            EXPOSES HIGH-GRADE Cu-Pt-Pd-Au MINERALIZATION AT SURFACE

TORONTO, ON --- October 9, 2002 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DYTSX) report that recent drilling at the Norman Property extended the near-surface North Zone 600 ft. down plunge to a vertical depth of about 550 ft. The North Zone is open and remains in strong mineralization down plunge to the southwest towards the Norman 2000 Zone, where impressive grades and drill intercepts were recently reported by FNX (see September 18th press release). Power trenching has exposed precious metal-bearing, massive chalcopyrite mineralization at surface on the North Zone. Assays from surface channel samples returned high-grade copper, platinum, palladium and gold values over significant widths. The high-grade massive sulphide mineralization, seen at surface and in the North Zone and the 2000 Zone drilling, is similar and may be part of the same mineralizing system. The open pit potential of the near-surface North Zone will continue to be tested by one drill rig. The 2000 Zone and the 2500 ft. exploration target between the North and the 2000 Zones are currently being tested with two drill rigs and two additional rigs will be added shortly.

  HIGHLIGHTS

                                                                                                    IN SITU VALUE
                                                                                                      CDN $/TONNE
                                                                                                      -----------
     FNX 4016            10.8 ft.            3.2% Cu,            0.1% Ni,         3.0 g/t TPM             $146.00
     FNX 4020            21.7 ft.            5.9% Cu,            0.4% Ni,         2.5 g/t TPM             $237.00
        incl.             5.3 ft.            18.7 Cu,            0.3% Ni,         5.5 g/t TPM             $603.00
     FNX 4021           141.9 ft.            1.7% Cu,            0.3% Ni,         3.3 g/t TPM             $140.00
        incl.            18.6 ft.            4.2% Cu,            0.4% Ni,         8.9 g/t TPM             $329.00
     FNX 4024             4.1 ft.            4.0% Cu,            0.2% Ni,        16.2 g/t TPM             $496.00
     FNX 4026            28.8 ft.            3.8% Cu,            0.4% Ni,         2.2 g/t TPM             $177.00
        incl.             4.6 ft.           20.2% Cu,            0.1% Ni,         9.2 g/t TPM             $694.00
     FNX 4027            97.6 ft.            2.1% Cu             0.1% Ni,         2.3 g/t TPM             $107.00
        incl.             6.2 ft.           25.6% Cu             0.2% Ni,        10.5 g/t TPM             $856.00
     FNX 4028            13.0 ft.            5.0% Cu,            1.1% Ni,        10.8 g/t TPM             $436.00
     FNX 4029            33.6 ft.            1.9% Cu,            0.2% Ni,         1.6 g/t TPM              $94.00
        incl.            10.1 ft.            3.2% Cu,            0.1% Ni,         2.6 g/t TPM             $143.00
     FNX 4031             7.0 ft.            8.2% Cu,            0.2% Ni,         3.8 g/t TPM             $296.00
     FNX 4032            12.9 ft.            5.2% Cu,            0.5% Ni,         4.2 g/t TPM             $259.00
                          9.0 ft.             5.0 Cu,            0.2% Ni,         3.5 g/t TPM             $210.00
     FNX 4033            40.0 ft.            1.5% Cu,            0.5% Ni,         3.0 g/t TPM             $141.00
                        108.3 ft.            1.7% Cu,            0.1% Ni,         5.4 g/t TPM             $132.00
        incl.            33.3 ft.            4.0% Cu,            0.7% Ni,         4.4 g/t TPM             $262.00

NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW TABLE 1

To date, 30 boreholes (15,458 ft.) have been drilled on the North Zone (see Fig.
1). A total of 22 boreholes (11,200 ft.) has been drilled since FNX issued its June 13th Norman press release. Assay results have been received for 17 of these holes (7,866 ft.) and are reported in Table 1. It is currently estimated that the true width of these intersections is approximately 70% of the stated core lengths.

The North Zone occurs within the Whistle Offset Dyke in a mineralized envelope several hundred ft. wide (see Fig. 3 and 4). It has been drilled over some 600 ft. of plunge length to a vertical depth of 550 ft. and occurs as massive sulphide veins consisting mainly of chalcopyrite, pentlandite and millerite. The geological setting of the North Zone is similar to that of the 2000 Zone. Both mineralized zones are situated within the Whistle Offset Dyke where rapid widening and pinching of the dyke occurs. Large blocks of wallrock that have been rafted into the dyke may have choked the dyke and contributed to the concentration of sulphides by changing the flow dynamics of the dyke. These geological and structural features are typical loci for ore deposition in offset dykes within the Sudbury Basin.

STRIPPING - NORTH ZONE

The North Zone vein system has been exposed at surface in a stripped area measuring approximately 300 ft. by 75 ft. (see Fig. 5). The stripped area, which was power washed and sampled, contains numerous pods, stringers and veins of massive chalcopyrite, with associated copper, nickel, platinum, palladium and gold values. Six channel samples were cut across two of the mineralized zones. Assays from the channel samples show high copper values (5.3% - 28.7%), with associated nickel (0.1% -1.1%) and platinum, palladium and gold values (TPM 7.6-16.8 grams/tonne) (see Table 2).

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producing properties. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).

The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph. D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu - Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com" and also refer to FNX's Annual Information Forms dated December 21, 2001 and May 31, 2002.

The Sudbury Joint Venture drill program is continuing with three drill rigs on each of the McCreedy West, Levack and Norman properties, two rigs on the Victoria property and one rig on the North Range Footwall Project. Later this month, two drill rigs will be added to the Norman property and two additional drill rigs will initiate underground drilling at McCreedy West.

This press release contains certain forward-looking statements, which may materially differ from actual results.

FOR FURTHER INFORMATION, PLEASE CONTACT:
David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com Website - www.fnxmining.com

                                     TABLE 1
                                NORMAN NORTH ZONE

-------------- ------ -------- ------- ---------- ----------------------- ------------ -------------------------- --------
                                                   Feet                     %           g/t
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- In Situ
DDH             West   North   Az DEG.  Dip DEG.   From     To    Length    Cu    Ni     Pt   Pd     Au     TPM   Cdn$ /t
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4015        313.3   2150.0   311.3      -57.0   624.0   626.0     2.0    0.7   0.1    4.8  1.6    0.8     7.2    186.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4016        582.0   2150.0   131.3      -48.5    76.7    87.3    10.6    1.8   0.6    0.6  1.0    0.4     2.0    143.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   166.7   177.5    10.8    3.2   0.1    0.7  0.5    1.8     3.0    145.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4019        415.0   2250.0   311.3      -58.0   240.0   248.5     8.5    1.0   0.1    2.2  0.9    0.4     3.5    113.0
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4020        692.0   2250.0   131.3      -53.5   151.5   173.2    21.7    5.9   0.4    1.2  0.7    0.6     2.5    237.2
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   167.9   173.2     5.3   18.7   0.3    2.1  1.3    2.1     5.5    603.0
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4021        621.0   2050.0   131.3      -48.0   137.3   279.2   141.9    1.7   0.3    1.6  1.1    0.6     3.3    140.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   155.5   174.1    18.6    4.2   0.4    4.2  3.0    1.7     8.9    329.0
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   198.4   228.6    30.2    2.9   1.1    1.9  2.2    0.8     4.9    276.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   242.8   279.2    36.4    1.0   0.1    1.6  0.5    0.4     2.5     92.1
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   242.8   256.5    14.7    1.3   0.1    1.9  0.7    0.5     3.1    110.8
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4022        611.0   1950.0   131.3      -49.5   167.6   197.5    29.9    2.2   0.2    1.3  0.7    0.4     2.4    127.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   219.7   225.2     5.5    6.2   0.3    0.2  1.3    2.6     4.1    250.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   324.8   349.0    24.2    0.3   0.1    1.8  0.7    0.3     2.8     74.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4023        454.0   2150.0   311.3      -46.5    41.4   100.2    58.8    2.0   0.1    0.7  0.6    0.5     1.8     87.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    41.4    44.2     2.8    7.3   0.1    2.2  3.7    0.6     6.5    318.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    64.8    68.0     3.2    0.6   0.1    4.2  1.3    1.1     6.6    168.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    81.9    84.0     2.1    6.9   0.1    3.5  2.1    9.4    15.0    453.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    97.2   100.2     3.0   23.5   0.1    3.3  5.0    0.2     8.5    763.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4024        450.0   1950.0   311.3      -45.0    26.1    30.2     4.1    4.0   0.2   11.0  3.7    1.5    16.2    496.0
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                    50.0    52.2     2.2    1.6   0.1    2.3  2.3    0.2     4.8    147.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4025        734.0   2350.0   131.3      -45.0   197.6   200.2     2.6    0.3   0.1    2.4  0.9    1.0     4.3    102.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   231.3   233.3     2.2    1.3   0.2    0.4  1.3    0.1     1.8     88.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ----------------------- ------------ -------------------------- --------
                                                   Feet                     %           g/t
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- In Situ
DDH             West   North   Az DEG.  Dip DEG.   From     To    Length    Cu    Ni     Pt   Pd     Au     TPM   Cdn$ /t
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4026        550.0   2350.0   311.3      -45.0    38.8    67.6    28.8    3.8   0.4    0.9  1.0    0.3     2.2    176.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    63.0    67.6     4.6   20.2   0.1    3.6  4.4    1.2     9.2    693.7
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4027        461.0   2300.0   311.3      -45.0    54.6   152.6    97.6    2.1   0.1    1.3  0.6    0.4     2.3    106.5
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    54.6    63.0     8.4    1.1   0.1    4.2  1.2    0.6     6.0    165.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including    89.0    94.0     5.0    0.5   0.1    2.7  0.9    0.9     4.5    113.0
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   102.0   104.0     2.0    5.7   0.4    1.0  2.6    1.0     4.6    262.8
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   124.0   134.6    10.6    0.7   0.1    4.6  1.6    0.7     6.9    182.2
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   146.4   152.6     6.2   25.6   0.2    3.5  3.9    3.1    10.5    856.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4028        532.0   2300.0   311.3      -45.0    70.0    83.0    13.0    5.0   1.1    2.9  1.7    6.2    10.8    435.9
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4029        346.0   1950.0   311.3      -45.0   155.5   157.7     2.2    3.8   0.3    1.2  1.8    0.4     3.4    189.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   183.7   217.3    33.6    1.9   0.2    0.8  0.5    0.3     1.6     94.2
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   191.4   201.5    10.1    3.2   0.1    1.3  0.8    0.5     2.6    143.1
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   210.2   217.3     7.1    2.5   0.1    1.3  1.0    0.2     2.5    125.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4031        264.3     1950   311.3      -46.5   257.2   262.7     5.5    1.2   0.2    1.4  0.2    0.5     2.1     94.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   270.0   273.5     3.5    2.1   0.2    1.0  0.1    0.2     1.3    107.1
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   316.6   317.6     1.2   17.0   0.1    7.2  5.6    1.5    14.3    736.2
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   328.4   338.4    10.0    3.0   0.3    2.9  0.9    0.6     4.4    200.8
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   460.7   467.7     7.0    8.2   0.2    1.1  2.3    0.4     3.8    295.8
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4032        183.1   1950.0   311.3      -47.0   326.6   335.0     8.4    3.1   0.4    1.0  0.9    0.3     2.2    165.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   409.9   422.8    12.9    5.2   0.5    1.1  2.2    0.9     4.2    259.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   461.6   479.4    17.8    1.6   0.2    1.4  0.8    0.8     3.0    120.8
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   504.7   513.7     9.0    5.0   0.2    1.4  1.8    0.3     3.5    210.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   536.1   546.8    10.7    2.9  0.25    1.0  2.7    0.7     4.4    179.1
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   536.1   540.0     3.9    2.3   0.4    2.2  6.4    0.2     8.8    266.5
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   545.0   546.8     1.8   11.5   0.4    1.3  1.8    3.7     6.8    442.9
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   574.0   585.2    11.2    2.0   0.3    1.0  1.1    0.3     2.4    128.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   574.0   575.6     1.6    4.8   0.8    4.8  1.8    1.0     7.6    379.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   581.4   585.2     3.8    3.4   0.3    0.8  2.3    0.4     3.5    181.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ----------------------- ------------ -------------------------- --------
                                                   Feet                     %           g/t
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- In Situ
DDH             West   North   Az DEG.  Dip DEG.   From     To    Length    Cu    Ni     Pt   Pd     Au     TPM   Cdn$ /t
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4033         88.1   1950.0   311.3      -47.5   549.6   552.4     2.8    6.3   0.7    1.3  2.8    0.3     4.4    311.4
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   564.1   604.1    40.0    1.5   0.5    1.0  0.8    1.2     3.0    140.6
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   648.4   756.7   108.3    1.7   0.1    2.4  1.8    1.2     5.4    131.9
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   648.4   681.7    33.3    4.0   0.7    2.7  1.0    0.7     4.4    261.8
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                       including   743.9   750.0     6.1    2.5   1.2    3.7  2.7    0.9     7.3    333.9
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
FNX4034         35.0   1950.0   311.3      -50.0   736.2   738.7     2.5    2.6   0.1    2.4  1.8    1.2     5.4    190.5
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------
                                                   746.1   747.9     1.8    2.8   0.1    2.0  0.3    0.4     2.7     44.3
-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------

-------------- ------ -------- ------- ---------- ------- ------- ------- ------ ----- ------ ---- ------ ------- --------


   Notes for Tables 1 & 2
      o  The lengths reported are drill intersected core lengths
      o  TPM = Total Precious Metals defined as Pt+Pd+Au
      o  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold
      o  g/t = grams per metric tonne
      o GROSS IN SITU DOLLAR VALUES ARE PROVIDED FOR THE READER'S CONVENIENCE TO FACILITATE COMPARISON OF THE POLYMETALLIC NATURE OF THE MINERALIZATION. THESE GROSS IN SITU AMOUNTS DO NOT TAKE INTO CONSIDERATION MINING AND PROCESSING COSTS AND HAVE NO ECONOMIC SIGNIFICANCE.
      o The gross in situ dollar values have been calculated using the following commodity prices and currency exchange rate: Cu = US $0.70/lb; Ni = US $3.00/lb; Pt = US $ 550.0/oz; Pd = US $ 346.0/oz; Au
         = US $321.0/oz. Exchange: 1 US$ = 1.5 CDN

                           SUDBURY BASIN JOINT VENTURE

                                 NORMAN PROPERTY

                                   NORTH ZONE

[INSERT FIGURE 1]

[INSERT FIGURE 2]

                           SUDBURY BASIN JOINT VENTURE

                                 NORMAN PROPERTY

                                   NORTH ZONE

[INSERT FIGURE 3]

[INSERT FIGURE 4]

                                     TABLE 2
                                NORMAN NORTH ZONE
                                 CHANNEL SAMPLES

--------------- ------------ -------------------------- ---------------------------------------------------- ------------
                    FEET         %                          G/T
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
                                                                                                              IN SITU
CHANNEL            LENGTH         Cu            Ni           Pt           Pd           Au           TPM      CDN$/TONNE
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
      A                 8.8         28.7           0.2          4.5         10.5          1.3          16.3     1,042.00
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------

--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
      B                13.1         17.6           0.5          3.2          7.4          0.7          11.3       707.00
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------

--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
      C                18.4         15.8           0.5          4.8          4.1          1.4          10.3       653.00
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------

--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
      D                27.0         10.1           1.1          3.8          5.6          1.4          10.8       572.00
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------

--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
      E                11.7         15.8           0.1          6.2          6.9          3.7          16.8       736.00
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------

--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------
      F                21.0          5.3           0.9          1.6          1.6          4.4           7.6       353.00
--------------- ------------ ------------ ------------- ------------ ------------ ------------ ------------- ------------


[INSERT FIGURE 5]

STRIPPED AREA
(LOCAL GRID)

Document 56. Press Release, dated November 18, 2002, concerning the commencement of a Cdn$5.4 million underground exploration program at McCreedy West.

                                   [FNX LOGO]


                  FNX - DYNATEC SUDBURY JOINT VENTURE COMMENCES
          $5.4 MILLION UNDERGROUND EXPLORATION PROGRAM AT MCCREEDY WEST


TORONTO, ON --- November 18, 2002 --- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that the FNX-Dynatec Sudbury Joint Venture has commenced a $5.4 million underground exploration program at the McCreedy West property. The program includes $3.5 million to recondition the McCreedy West ramp and the 950 Level drift and $1.3 million to establish new underground raises and drifts and to recondition 2,100 ft. of the 1600 Level haulage drift, which connects the McCreedy West property with the adjoining Levack property. The reconditioning and new excavations will provide underground access for more efficient and cost effective underground drilling of the 700 and 950 Vein Complexes and the Upper Main, East Main, Inter Main and PM Zones.

Reconditioning of the McCreedy West ramp is currently at the 1250 Level and will be completed by year end. Reconditioning of the 950 and part of the 1600 Level drifts is expected to be completed by the end of February.

Advanced exploration began at McCreedy West on November 5, 2002 with the blasting of five exploration raises between the 540 and 700 levels in the 700 Vein Complex. Exploration drill drifts will be established to provide access for underground drilling of the East Main Zone and the 950 Vein Complex.

Two drill rigs are currently operating underground and additional drills will be added as the reconditioning moves ahead. The ongoing Phase 1 underground drilling program will consist of 20,000 ft. and cost $600,000. It will be completed by the end of February and will include exploration of the Upper Main Zone and 700 and 950 Vein Complexes. To date, four holes have been completed on the 700 Vein Complex, six holes on the 950 Vein Complex and 11 holes on the Upper Main Zone. Assays are pending. A more extensive Phase 2 underground drill program on the East Main, Inter Main and PM Zones will begin in January and continue throughout 2003.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producing properties. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).


The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Dynatec is the mine operator and conducts all mine development and underground activities on behalf of the Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph. D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com" and also refer to FNX's Annual Information Forms dated December 21, 2001 and May 31, 2002.

The Sudbury Joint Venture surface exploration drilling program continues with fifteen drill rigs: five surface and two underground rigs on the McCreedy West property, four at Norman, one rig on each of the Levack and North Range Footwall projects and two rigs at the Victoria property.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable
Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com Website - www.fnxmining.com

Document 57. Press Release, dated November 21, 2002, concerning the discovery of the "Powerline" deposit at Victoria.

                                   [FNX LOGO]

                        FNX-DYNATEC SUDBURY JOINT VENTURE
                    DISCOVERS "POWERLINE" DEPOSIT AT VICTORIA

TORONTO, ON. November 21, 2002 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) announce the discovery of the Powerline Deposit on the Victoria Property. Recent FNX drilling on the Victoria property to test new airborne electromagnetic and magnetic anomalies intersected significant base metal and precious metal mineralization in a quartz diorite, offset dyke environment.

Interpretation of the limited drilling completed to date suggests that the Powerline Deposit may occur within a northeast extension of the Worthington Offset Dyke. The Worthington Offset Dyke hosts several Cu-Ni-precious metal deposits, including Inco's Totten Deposit located six kilometres to the southwest of the Powerline Deposit.


       HIGHLIGHTS:


          o    FNX 1110  18.7 FT.   0.6% Cu,   1.6% Ni,   5.0 G/T TPM
                   AND   10.3 FT.   1.7% Cu,   1.8% Ni,   1.5 G/T TPM

          o    FNX 1113  42.3 FT.   6.7% Cu,   1.3% Ni,  13.3 G/T TPM
                  INCL.  20.7 FT.  10.8% Cu,   1.4% Ni,  24.4 G/T TPM

          o    FNX 1114  23.9 FT.   4.6% Cu,   1.6% Ni,   9.1 G/T TPM

          o    FNX 1115   8.4 FT.   2.9% Cu,   1.8% Ni,   7.9 G/T TPM

          o    FNX 1116  12.1 FT.   1.1% Cu,   1.1% Ni,   3.7 G/T TPM

          o    FNX 1122  15.3 FT.   3.2% Cu,   1.1% Ni,   5.0 G/T TPM

   NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW IN
                                     TABLE 1

The Powerline Deposit contains copper-nickel-platinum-palladium and gold mineralization and is hosted in a quartz diorite, offset dyke environment. Sudbury ore deposits in such environments are usually rich in copper, nickel and precious metals and differ from Sudbury contact deposits, which are nickel rich and depleted in copper and precious metals, and from Sudbury footwall deposits which are copper and precious metal rich, but nickel poor. The presence of all five commodities can result in ore deposits with high metal values per ton.

The Powerline deposit has been intersected over a strike length of 250 ft. and a down-plunge length of over 550 ft. The deposit plunges steeply to the southwest, is open in this direction and also along strike to the east. The mineralization is associated with a narrowing of the host offset dyke where the wallrocks of the dyke comprise zones of intense Sudbury Breccia and shearing.

The mineralization from surface to just below the 100 ft. level consists of zones of lower grade, stringer sulphide mineralization (see figure 1). Historical work conducted in the vicinity of the Powerline Deposit, consisting of trenching and shallow drilling, located similar, low-grade, stringer mineralization. FNX drilling below the 100 ft. level discovered high-grade, massive to semi-massive sulphide mineralization. The massive mineralization contains significantly higher Cu-Ni-Pt-Pd-Au values. The thickness of the mineralization varies along plunge. Borehole UTEM surveys have identified strong anomalies indicating that additional mineralization may occur at depth further down-plunge (see Figure 1).

The Powerline Deposit is located near a major electrical powerline. Such powerlines normally interfere with geophysical surveys and often render buried mineralization geophysically undetectable. However, detailed analysis of the AeroTEM airborne survey conducted by FNX earlier this year indicated the presence of a substantial conductive body at depth near the powerline.

A new geological interpretation suggests that the airborne geophysical anomaly is coincident with a possible, northeast extension of the Worthington Offset Dyke to the north of the Creighton Fault. The first holes drilled into the deposit were targeted on the airborne geophysical anomaly and the orientation and direction of the drill holes were established using the new geological interpretation.

To date, FNX has completed 19 boreholes totalling 9,070 ft. of drilling on the Powerline Deposit. Assay results have been received for 15 holes (see Table 1 and Figure 2 for details). Two drill rigs are currently drilling on the Powerline Deposit. The ongoing drilling is being guided by borehole UTEM surveys and drill results.

The encouraging drill results to date and the strong borehole UTEM anomalies demonstrate that the Powerline Deposit warrants extensive additional drilling to test its potential at depth. In addition, the interpreted Worthington Offset Dyke, some 1.5 km in strike length, will also require detailed evaluation.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 27, 2002 FNX and DY press release).

The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. J. M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com" and also refer to FNX's Annual Information Form dated May 31, 2002.

The Sudbury Joint Venture drill program is continuing with fifteen drill rigs; five surface and two underground rigs at McCreedy West, four surface rigs at Norman, two rigs on the Victoria property, and one each at Levack and the North Range Footwall Project.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable
Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550,
Email: dconstable@fnxmining.com, Website - www.fnxmining.com

                                     TABLE 1

                                VICTORIA PROJECT

                                POWERLINE DEPOSIT

------------- -------- -------- ----------- ----------- --------------------------- ---------------- ----------------------------
                                                                  FEET                      %                        g/t
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
    DDH         WEST    SOUTH      Az DEG.    DIP DEG.    FROM     TO       LENGTH       Cu      Ni     Pt      Pd     Au     TPM
------------- -------- -------- ----------- ----------- -------------------------------------------------------------------------
   FNX1108     6820     1074         346           -40                                    NSV
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1109     6746     1012         346           -40    94.6    116.7       22.1       0.9    0.5    0.1     2.2    0.2    2.5
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1110     6744     1014         346           -65   128.5    210.8       82.3       1.5    0.8    0.3     1.2    0.5    2.0
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
                                                 incl.   128.5    147.2       18.7       0.6    1.6    0.4     3.9    0.8    5.0
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
                                                   and   160.5    170.7       10.3       1.7    1.8    0.7     0.4    0.4    1.5
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1111     6745     1012          16           -45   140.4    168.8       28.5       1.1    0.4    1.4     1.8    0.2    3.5
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1112     6740     1011         286           -45   274.0    280.3        6.3       0.5    0.6    0.1     1.0    2.8    3.9
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1113     6672     1084         346           -50   212.3    254.6       42.3       6.7    1.3    3.7     7.6    2.0   13.3
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
                                                 incl.   227.3    248.0       20.7      10.8    1.4    7.4    13.3    3.7   24.4
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1114     6672     1084         346           -60   219.8    243.7       23.9       4.6    1.6    2.4     6.3    0.5    9.1
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1115     6588     1199         346           -45   307.1    337.0       29.9       1.0    0.6    0.8     1.7    0.2    2.7
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
                                                 incl.   310.4    318.8        8.4       2.9    1.8    2.6     5.0    0.3    7.9
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1116     6587     1200         346           -63   360.2    372.3       12.1       1.1    1.1    0.7     2.6    0.4    3.7
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1117     6522     1278         346           -63   329.3    340.1     * 10.8       2.6    0.5    0.2     0.9    0.1    1.2
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
                                                         472.1    477.0        4.9       1.9    0.7    0.2     2.2    0.1    2.5
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1120     6746     1150         346           -45   278.4    284.3        5.9       1.9    0.3    0.3     0.8    0.1    1.2
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1121     6705     1201         346           -50   317.1    336.5       19.4       1.4    0.8    0.7     1.2    0.2    2.1
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1122     6704     1203         346           -66   369.8    392.8       23.0       2.3    0.8    0.3     3.2    0.4    3.9
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
                                                 incl.   369.8    385.1       15.3       3.2    1.1    0.4     4.0    0.6    5.0
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1123     6621     1301         346           -62   475.9    477.4        1.5       1.3    0.8    1.4     2.4    0.1    3.9
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------
   FNX1124     6760     1295         346           -68   443.8    452.8        9.0       1.0    0.9    0.2     2.0    0.2    2.4
------------- -------- -------- ----------- ----------- ------- -------- ---------- --------- ------ ------ ------- ------ ------

     * This intersection is for a mineralized zone stratigraphically above the Powerline (see section A-A1)

     NOTES FOR TABLE 1:

          o    The lengths reported are drill intersected core lengths.
          o    TPM = Total Precious Metals defined as Pt+Pd+Au
          o Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold
          o    g/t = grams per metric tonne
          o    NSV = no significant values.

[FNX LOGO]                   SUDBURY BASIN JOINT VENTURE
                                  VICTORIA PROPERTY
                                  POWERLINE DEPOSIT


                                     [MAP]


                                     [MAP]

Document 58. Press Release, dated November 27, 2002, concerning the expansion of the Norman 2000 deposit.

                                     [logo]

                        FNX-DYNATEC SUDBURY JOINT VENTURE
                           EXPANDS NORMAN 2000 DEPOSIT

TORONTO, ON --- November 27, 2002 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that the ongoing drilling program on the Norman property continues to intersect wide zones of significant copper-nickel-platinum-palladium-gold mineralization and to expand the Norman 2000 Deposit.

HIGHLIGHTS:

   FNX 4083          238.6 ft.      2.5 % Cu,      0.2 % Ni,         1.9 g/t TPM
       incl.          78.0 ft.      4.8 % Cu,      0.1 % Ni,         3.1 g/t TPM
       incl.          16.9 ft.     11.3 % Cu,      0.3 % Ni,         4.7 g/t TPM

   FNX 4084           69.7 ft.      3.5 % Cu,      0.1 % Ni,         3.1 g/t TPM
       incl.           7.1 ft.     19.4 % Cu,      0.2 % Ni,        15.6 g/t TPM

   FNX 4085          176.1 ft.       2.1% Cu,      0.3 % Ni,         0.9 g/t TPM
       incl.          18.7 ft.      10.1% Cu,      1.3 % Ni,         4.5 g/t TPM

   FNX 4086          257.5 ft.      3.4 % Cu,      0.3 % Ni,         4.2 g/t TPM
       incl.         105.3 ft.      6.1 % Cu,      0.3 % Ni,         7.0 g/t TPM
       incl.          36.2 ft.      9.3 % Cu,      0.5 % Ni,         8.4 g/t TPM
       incl.          12.6 ft.     23.3 % Cu,      0.6 % Ni,        16.8 g/t TPM



              NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS
                          ARE LOCATED BELOW IN TABLE 1

An additional nine boreholes have been drilled into the Norman 2000 Deposit since FNX's press release dated September 18, 2002. Assays have been received for seven boreholes (FNX 4009, FNX 4081-FNX 4086) and are still pending for two other boreholes (FNX 4087-FNX 4088). The intersected mineralization has the same style and tenor of mineralization as that previously reported for the Norman 2000 Deposit. The reported intersections contain wide zones, up to 312.0 ft. in core length, of significant Cu-Ni-Pt-Pd-Au mineralization with sub-zones of high-grade mineralization (see Table 1 for details). FNX 4087 and FNX 4088, drilled along strike also contain similar wide intersections of sulphide mineralization. It is estimated that the true width of the reported intersections is approximately 60% of the core lengths.

The results of the first three FNX boreholes drilled on the Norman 2000 Deposit were reported in the June 13, 2002 FNX press release. Two of the boreholes intersected significant mineralization (FNX 4001 - 6.8% Cu, 0.2% Ni and 8.1 g/t TPM over 64.8 ft. and FNX 4002 - 3.3% Cu, 0.6% Ni, 3.1 g/t TPM over 115.9 ft.).
The September18, 2002 Norman press release reported assays for a further seven boreholes on the Norman 2000 Deposit. All of these boreholes intersected significant Cu-Ni-TPM mineralization (e.g. FNX 4008 - 2.2% Cu, 0.35 Ni, 3.5 g/t TPM over 462.7 ft. and FNX 4007 - 21.7% Cu, 3.0% Ni and 14.6 g/t TPM over 24.5 ft.).

The Norman 2000 Deposit measures at least 600 ft. by 800 ft. and up to 225 ft. in true width, and is open both up-plunge and down-plunge. Further drilling is required to further define the size and shape of the deposit and its relationship with the up-plunge Norman North Zone.

The geological setting and the style of mineralization of the Norman 2000 Deposit are very similar to that of the Norman North Zone, which outcrops about 3,000 ft. up-plunge from the Norman 2000 Deposit. Although the current drilling program on the Norman property is expanding up-plunge from the Norman 2000 Deposit and down-plunge from the North Zone, a distance of 2300 ft still remains untested between the two zones and represents an excellent exploration target.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).

The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com" and also refer to FNX's Annual Information Form dated May 31, 2002.

The drill program is continuing with five surface and two underground drill rigs at McCreedy West, four surface rigs at Norman, two rigs on the Victoria property, and one each at Levack and the North Range Footwall Project for a total of 13 surface rigs and two underground rigs.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.


FOR FURTHER INFORMATION, PLEASE CONTACT:

David Constable
Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com Website - www.fnxmining.com

                                     TABLE 1

                                 NORMAN PROPERTY

                                  2000 DEPOSIT

                                                       FEET                 %                   g/t
                                               ----------------------   --------     ---------------------------
  DDH     WEST   SOUTH   Az DEG.     DIP DEG.  FROM    TO      LENGTH   Cu    Ni     Pt      Pd      Au       TPM
-----------------------------------------------------------------------------------------------------------------
FNX4009   1450    450      129         -59     1804.6  1807.2    2.6    5.0   0.5     0.3     0.8     0.5     1.6
-----------------------------------------------------------------------------------------------------------------
                                               1858.1  1859.2    1.1    7.4   0.1     0.6     0.3     0.1     1.0
-----------------------------------------------------------------------------------------------------------------
FNX4081   1617    543      128         -68     2375.3  2378.0    2.7    1.2   0.1     2.2     1.2     1.4     4.8
-----------------------------------------------------------------------------------------------------------------
                                               2542.5  2546.5    4.0    3.9   0.1     0.8     0.5     0.2     1.4
-----------------------------------------------------------------------------------------------------------------
                                      incl     2545.5  2546.5    1.0   14.4   0.2     1.0     0.3     0.5     1.8
-----------------------------------------------------------------------------------------------------------------
                                               2609.2  2611.9    2.7   13.6   0.3     3.8     4.1     0.6     8.5
-----------------------------------------------------------------------------------------------------------------
FNX4082   1715    394      129         -68     2491.6  2510.6   19.0    0.8   0.1     3.7     2.0     0.1     5.9
-----------------------------------------------------------------------------------------------------------------
                                               2564.6  2587.5   22.9    1.2   1.3     0.6     0.8     0.4     1.8
-----------------------------------------------------------------------------------------------------------------
                                               2648.3  2672.3   24.0    1.4   1.2     0.3     0.2     0.1     0.7
-----------------------------------------------------------------------------------------------------------------
                                               2730.0  2744.7   14.0    1.0   0.6     0.8     0.5     0.2     1.4
-----------------------------------------------------------------------------------------------------------------
FNX4083   1516    198      131         -63     2132.8  2371.4  238.6    2.5   0.2     0.6     1.1     0.2     1.9
-----------------------------------------------------------------------------------------------------------------
                              including        2132.8  2161.5   28.7    4.5   0.6     1.0     2.2     0.5     3.8
-----------------------------------------------------------------------------------------------------------------
                              including        2202.5  2236.3   33.8    2.1   0.2     0.9     1.2     0.3     2.4
-----------------------------------------------------------------------------------------------------------------
                                      incl     2225.0  2236.3   11.3    4.4   0.4     1.9     3.3     0.6     5.8
-----------------------------------------------------------------------------------------------------------------
                              including        2293.4  2371.4   78.0    4.8   0.1     1.0     1.9     0.2     3.1
-----------------------------------------------------------------------------------------------------------------
                                      incl     2293.4  2296.6    3.2   29.0   0.3     6.5    23.5     2.2    32.3
-----------------------------------------------------------------------------------------------------------------
                                      incl     2332.2  2335.0    2.8   27.8   0.1     3.7    11.4     0.2    15.2
-----------------------------------------------------------------------------------------------------------------
                                      incl     2354.5  2371.4   16.9   11.3   0.3     2.4     1.9     0.3     4.7
-----------------------------------------------------------------------------------------------------------------
FNX4084   1715    394      131         -63     2311.0  2623.0  312.0    1.7   0.2     0.8     0.8     0.2     1.9
-----------------------------------------------------------------------------------------------------------------
                              including        2378.1  2449.5   71.4    2.5   0.4     1.6     1.2     0.3     3.1
-----------------------------------------------------------------------------------------------------------------
                              including        2512.0  2581.7   69.7    3.5   0.1     1.2     0.6     0.3     3.1
-----------------------------------------------------------------------------------------------------------------
                                      incl     2512.0  2519.1    7.1   19.4   0.2     5.0     8.7     2.0    15.6
-----------------------------------------------------------------------------------------------------------------
                              including        2553.0  2581.7   28.7    3.5   0.1     1.5     1.9     0.5     3.9
-----------------------------------------------------------------------------------------------------------------
                              including        2609.9  2623.0   13.1    1.9   0.2     1.3     1.1     0.4     2.7
-----------------------------------------------------------------------------------------------------------------
FNX4085   1516    198      128         -63     1929.8  2105.9  176.1    2.1   0.3     0.4     0.4     0.1     0.9
-----------------------------------------------------------------------------------------------------------------
                              including        1998.6  2077.0   78.4    3.4   0.5     0.6     0.7     0.2     1.4
-----------------------------------------------------------------------------------------------------------------
                                      incl     2008.6  2018.4    9.8    5.2   0.7     0.5     0.4     0.1     1.0
-----------------------------------------------------------------------------------------------------------------
                                      incl     2058.3  2077.0   18.7   10.1   1.3     1.9     2.2     0.5     4.5
-----------------------------------------------------------------------------------------------------------------
FNX4086   1473    438      131         -70     2366.6  2624.1  257.5    3.4   0.3     1.5     1.9     0.8     4.2
-----------------------------------------------------------------------------------------------------------------
                              including        2366.6  2443.2   76.6    2.7   0.4     1.6     1.6     1.1     4.2
-----------------------------------------------------------------------------------------------------------------
                                      incl     2366.6  2397.3   30.7    4.7   0.5     3.5     3.8     0.3     7.6
-----------------------------------------------------------------------------------------------------------------
                              including        2518.8  2624.1  105.3    6.1   0.3     2.5     3.5     1.0     7.0
-----------------------------------------------------------------------------------------------------------------
                                      incl     2518.8  2536.3   17.5    5.7   0.1     4.9     7.1     1.3    13.4
-----------------------------------------------------------------------------------------------------------------
                                      incl     2574.4  2610.6   36.2    9.3   0.5     3.3     3.4     1.7     8.4
-----------------------------------------------------------------------------------------------------------------
                                      incl     2580.6  2593.2   12.6   23.3   0.6     7.4     8.3     1.1    16.8
-----------------------------------------------------------------------------------------------------------------

NOTES FOR TABLE 1
  o The lengths reported are drill intersected core lengths. True widths are approximately 60% of these reported lengths
  o TPM = Total Precious Metals defined as Pt+Pd+Au
  o Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium;  Au = gold
  o g/t = grams per metric tonne

[LOGO]                     SUDBURY BASIN JOINT VENTURE
                                NORMAN PROPERTY
                                  2000 DEPOSIT

[MAP]


[MAP]

Document 59. Press Release, dated December 17, 2002, concerning the extension of the Inter Main Deposit and the first results from underground drilling at McCreedy West.

                                   [FNX LOGO]


                       FNX - DYNATEC SUDBURY JOINT VENTURE
      EXTENDS INTER MAIN DEPOSIT AND REPORTS FIRST RESULTS FROM UNDERGROUND
                            DRILLING AT MCCREEDY WEST

TORONTO, ONTARIO-- December 17, 2002, FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that recent surface and underground drilling on the FNX-Dynatec Sudbury Joint Venture's McCreedy West Property has extended the nickel-bearing Inter Main Deposit and intersected significant copper-nickel-platinum-palladium-gold values in several of the McCreedy West near-term production targets (see Figure 1). The reconditioning of the McCreedy West ramp, which goes from surface to the 1600 Level, has been completed ahead of schedule and reconditioning and development has been started on the 950 Level to provide underground drill access to the Inter Main and East Main Zones.

The Sudbury Joint Venture is currently conducting one of the most active and aggressive exploration programs in the world. A total of 54,000 feet of core was drilled in the month of October by fifteen drill rigs; five surface and two underground rigs at McCreedy West, four surface rigs at Norman, two surface rigs on the Victoria property, and one each at Levack and the North Range Footwall Project. The Joint Venture is currently spending in excess of $2.0 million per month on exploration and related activities and will meet its first Sudbury Joint Venture expenditure requirement of $14.0 million this month, six months ahead of schedule. In addition, the Joint Venture expects to spend the entire $30.0 million required to exercise the Inco option and to earn a 100% interest in all five Sudbury properties by the end of 2003, some two and one half years ahead of the original schedule.

    HIGHLIGHTS

       700 ZONE
               o  FNX 0001     20.3 FT.     3.6% Cu,  0.5% Ni,     4.9 G/T TPM
       950 ZONE
               o  FNX 0016     24.0 FT.     2.4% Cu,  0.3% Ni,     5.1 G/T TPM
               o  FNX 0017     33.6 FT.     1.2% Cu,  0.6% Ni,     4.8 G/T TPM
                     INCL.      6.4 FT.     4.7% Cu,  2.4% Ni,    17.9 G/T TPM
               o  FNX 0019     37.1 FT.     5.1% Cu,  0.1% Ni,     6.8 G/T TPM
                     INCL.      5.1 FT.    32.5% Cu,  0.2% Ni,    34.3 G/T TPM
               o  FNX 0020     21.2 FT.     4.2% Cu,  1.4% Ni,     4.3 G/T TPM
                       AND     10.8 FT.     1.8% Cu,  0.1% Ni,     8.2 G/T TPM
               o  FNX 0021     14.1 FT.     5.6% Cu,  0.9% Ni,     4.6 G/T TPM
                       AND     12.8 FT.     1.6% Cu,  0.2% Ni,     7.9 G/T TPM
       INTER MAIN
               o  FNX 3010     55.3 FT.     0.2% Cu,  1.6% Ni
                     INCL.      7.8 FT.     0.5% Cu,  3.9% Ni

               o  FNX 3014     36.1 FT.     0.3% Cu,  2.4% Ni
                     INCL.     24.1 FT.     0.3% Cu,  3.0% Ni
               o  FNX 3016     25.2 FT.     0.3% Cu,  4.0% Ni
               o  FNX 3036     29.8 FT.     0.3% Cu,  1.8% Ni
               o  FNX 3040     25.2 FT.     0.2% Cu,  3.3% Ni
               o  FNX 3052     34.1 FT.     0.2% Cu,  2.4% Ni
                     INCL.     15.3 FT.     0.2% Cu,  3.1% Ni
       UPPER MAIN
               o  FNX 3051     12.6 FT.     0.3% Cu,  2.3% Ni
               o  FNX 0008     17.7 FT.     0.5% Cu,  2.1% Ni
               o  FNX 0030     16.0 FT.     0.4% Cu,  1.9% Ni
       EAST MAIN
               o  FNX 3037     25.4 FT.     0.4% Cu,  3.4% Ni

    NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW.

INTER MAIN DEPOSIT

Since FNX's September 9, 2002 news release, assays have been received for an additional 20 holes (36,175 ft.) completed on the Inter Main Deposit and surrounding areas (see Table 1 and Figure 2). The Inter Main Deposit is typical of Sudbury Basin contact-type deposits and is nickel-rich and copper and TPM depleted. The Inter Main mineralization occurs within a broad, 2500 ft. long, mineralized envelope, controlled by a series of southeasterly plunging, narrow valleys or embayments extending up to 1000 feet in strike length. The FNX drilling has identified three, sub-parallel, embayments containing significant widths (25 FT. TO 55 FT.) of high-grade nickel mineralization (UP TO 4.0% NI). Nickel mineralization intersected in borehole FNX 3036 (1.8% NI OVER 29.8 FT.) suggests a possible fourth embayment further to the east. The axis or trough of each individual embayment contains the thickest and highest grade mineralization, while the areas between the sub-parallel embayments usually contain thinner, medium-grade nickel mineralization. The Inter Main's large, mineralized envelope has the potential to host additional, high-grade embayments and requires extensive drilling from surface and underground.

Exploration of the Inter Main Deposit is continuing with four surface drill rigs. The majority of the future Inter Main drilling will be conducted underground from the reconditioned 950 and 1600 Levels and new development off the 950 Level.

EAST MAIN DEPOSIT

The East Main Deposit is a nickel-bearing, contact-type deposit hosted in a southerly plunging embayment and extending from near surface to a depth of at least 400 feet. Recent drilling from surface intersected high-grade massive sulphides (e.g. 3.4% NI OVER 25.4 FT.) that confirmed the continuity of the upper part of the deposit (see Table 2). An exploration ramp is being driven off the 950 Level to provide underground drill access to further test the western, eastern and down dip extent of the known East Main mineralization.

UPPER MAIN ZONE

The Upper Main Zone was previously mined to the 500 Level and now consists of two, small, mineralized remnants of medium to low-grade nickel mineralization. Thirteen boreholes drilled to date confirmed the continuity of the mineralization (e.g. 2.1% NI OVER 17.2 FT.) and will allow an engineering evaluation to be conducted in the new year to determine the economic viability of putting the Upper Main Zone back into production (see Table 3).

700 AND 950 ZONES

The 700 and 950 Zones are unmined portions of the McCreedy West footwall deposit and contain high-grade, copper-platinum-palladium-gold mineralization within an extensive zone of Sudbury Breccia that extends from surface to below the 3000 Level.

The 700 ZONE, located between the 500 and 700 Levels, is typical of the Sudbury Basin footwall-type deposits and consists of copper and precious metal-rich massive sulphide veins and stringers that range in thickness from several inches to tens of feet. Part of the 700 Zone was bulk mined and produced 41,000 TONS AVERAGING 5.35% CU, 0.56% NI, 4.04 G/T TPM. FNX has completed four underground holes on the 700 Zone for a total of 767 feet (see Table 4) and intersected high-grade copper (UP TO 18.0% CU) and TPM (UP TO 25.2 G/T TPM). Additional underground drilling will be conducted in the new year.

Dynatec are driving five exploration raises on the 700 Zone to test its continuity and grade. The high-grade portions of the raises are being stockpiled underground.

The 950 ZONE contains high-grade, massive sulphide veins, blebs, and disseminations similar to those in the 700 Zone. It has not been previously mined and has only received very limited drilling. The FNX drilling intersected significant, high-grade copper and precious metal mineralization in the 15 underground holes completed to date (e.g. 5.1% CU, 6.8 G/T TPM OVER 37.1 FT., INCLUDING 32.5% CU, 34.3 G/T TPM OVER 5.1 FT.). Assay results have been received for seven of these 15 holes (see Table 5). These encouraging, initial drill results will be followed up with extensive, additional underground drilling in the new year.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% BY FNX AND 25% BY DYNATEC. FNX is the exploration operator and conducts all exploration on behalf of the joint venture. Dynatec is the mining operator and conducts all mining related activities on behalf of the joint venture. The Sudbury Joint Venture properties (MCCREEDY WEST, LEVACK, VICTORIA, NORMAN AND KIRKWOOD) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).

The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. J.M. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com", also refer to FNX's Annual Information Forms filed with the TSX.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR BEST CURRENT JUDGMENT, THEY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES, INCLUDING THE RISK FACTORS LISTED IN FNX MINING'S ANNUAL INFORMATION FORMS FILED WITH THE TSX, THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT AND WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



FOR FURTHER INFORMATION, PLEASE CONTACT:


Terry MacGibbon, President and CEO
Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com, FNX Website - www.fnxmining.com









     NOTES FOR TABLES 1-5:

          o THE LENGTHS REPORTED ARE INTERSECTION LENGTHS; TRUE WIDTHS ARE INTERPRETED TO BE APPROXIMATELY 60% TO 80% OF THE INTERSECTION LENGTHS REPORTED
          o    THE 3000 SERIES OF HOLES DENOTES BOREHOLES DRILLED FROM SURFACE
          o    THE 0001 SERIES OF HOLES DENOTES BOREHOLES DRILLED FROM
               UNDERGROUND
          o    Cu = COPPER; Ni = NICKEL; Pt = PLATINUM; Pd = PALLADIUM; Au =
               GOLD
          o    TPM = TOTAL PRECIOUS METALS DEFINED AS Pt+Pd+Au
          o    G/T = GRAMS PER METRIC TONNE
          o    NSV = NO SIGNIFICANT VALUES.

         TABLE 1 -INTER MAIN DEPOSIT

       -------------- --------- -------- ------- ------- ----------------------------- -------------
                                                                     FEET                   %
       -------------- --------- -------- ------- ------- ----------------------------- -------------
       BOREHOLE         EAST     SOUTH   AZ DEG. DIP DEG.  FROM       TO      LENGTH     Cu     Ni
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3010          4630.0   1640.7   283.0   -62.3    1467.4    1522.7      55.3   0.2    1.6
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
                                                  INCL.    1514.9    1522.7       7.8   0.5    3.9
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3011          4630.0   1640.7   287.0   -68.0                                 NSV   NSV
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3012          4630.0   1640.7   289.0   -72.5    1462.3    1463.6       1.3   0.2    2.5
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3013          4630.0   1640.7   321.0   -66.5    1234.7    1240.3       5.6   0.5    3.1
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3014          4630.0   1640.7   312.5   -73.0    1275.8    1311.3      36.1   0.3    2.4
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3015          4657.1   1667.5   334.0   -53.0                                 NSV    NSV
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3016          4636.9   1677.5   322.0   -68.0    1278.2    1303.4      25.2   0.3    4.0
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3028          4619.0   1900.0   303.0   -71.2    1478.6    1483.7       5.1   1.0    1.7
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3029          4619.0   1900.0   292.5   -66.0    1630.9    1638.4       7.5   0.5    1.5
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3032          4713.4   1613.1   273.8   -64.1                                 NSV   NSV
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3034          4713.4   1613.1   325.0   -72.5    1233.8    1234.9       1.1   0.2    2.8
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
                                                           1280.8    1282.3       1.5   0.1    1.6
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3035          4713.4   1613.1   348.0   -71.0                                 NSV    NSV
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3036          4713.4   1613.1   348.0   -78.5   1308.6    1338.4      29.8   0.3     1.8
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3040          3988.3   2172.5   355.0   -55.5    1531.4    1556.6      25.2   0.2    3.3
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3041          3988.3   2172.5   358.0   -63.5    1449.3    1451.9       2.6   0.4    3.6
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3042          3988.3   2172.5   341.5   -57.0    1577.2    1580.5       3.3   0.2    3.1
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3043          3968.3   2172.5   359.7   -51.0    1527.5    1532.1       4.6   0.3    3.2
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3052          4099.6   2132.4   357.0   -55.5    1511.2    1545.3      34.1   0.2    2.4
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
                                                 INCL.     1530.0    1545.3      15.3   0.2   3.1
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3053          4080.0   2135.0   010.5   -63.0    1602.9    1614.0      11.1   0.2    2.1
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3054          4080.0   2135.0   010.5   -57.5    1506.0    1515.2       9.2   0.3    2.4
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------

         TABLE 2 - EAST MAIN DEPOSIT

       -------------- --------- -------- ------- ------- ----------------------------- -------------
                                                                     FEET                   %
       -------------- --------- -------- ------- ------- ----------------------------- -------------
       BOREHOLE         EAST     SOUTH     AZ0     DIP0     FROM       TO      LENGTH    Cu     Ni
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3037         2835.9    491.7     343.5   -48.0    272.8   298.2     25.4       0.4     3.4
       -------------- -------- --------- -------- ------- -------- ------- ---------- -------- ------

         TABLE 3 - UPPER MAIN ZONE

       -------------- --------- -------- ------- ------- ----------------------------- -------------
                                                                     FEET                   %
       -------------- --------- -------- ------- ------- ----------------------------- -------------
       BOREHOLE         EAST     SOUTH   AZ DEG. DIP DEG.  FROM       TO       LENGTH    Cu     Ni
       -------------- --------- -------- ------- ------- --------- --------- --------- ------ ------
       FNX3050          2080.3    1080.7   053.5   -49.0    824.6   828.3       3.7    0.4      1.1
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX3051          2080.3    1080.7   078.5   -57.5    763.8   776.4      12.6    0.3      2.3
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0004          2200.0     676.1   210.0    47.6                              NSV      NSV
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0005          2200.0     676.1   180.0    67.1    104.5   107.0       2.5    0.4      1.9
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
                                                            135.8   138.1       2.3    0.3      1.6
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0006          2300.0     708.3   180.0    39.4                              NSV      NSV
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0007          2300.0     708.3   180.0    74.4     75.0    82.8       7.8    0.3      2.7
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0008          2350.0     655.7   180.0    61.6    115.6   133.3      17.7    0.5      2.1
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0009          2366.5     634.9   169.0    34.6    119.0   129.2      10.2    0.6      1.9
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0010          2358.0     563.0   160.0    43.9    159.3   175.3      16.0    0.5      1.7
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0030          2358.0     562.9   161.0    60.0    158.0   174.0      16.0    0.4      1.9
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0031          2358.0     563.0   140.0    47.2    177.3   191.2      13.9    0.3      1.9
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0032          2358.0     563.0   152.0    45.7    173.7   181.6       7.9    0.2      1.6
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------
       FNX0033          2358.0     563.0   169.0    47.0    156.8   172.5      15.7    0.5      1.7
       -------------- --------- --------- ------- ------- -------- ------- --------- ------ --------

TABLE 4 - 700 ZONE

-------------- ------- -------- -------- ------- -------------------------- ------------ ---------------------------
                                                           FEET                   %                    G/T
                                                 -------------------------- ------------ ---------------------------
BOREHOLE         EAST    SOUTH  AZ DEG.  DIP DEG.  FROM     TO     LENGTH     Cu     Ni    Pt    Pd     Au     TPM
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
FNX0001        1750.0    127.0    001.4   -33.5     3.0     4.4        1.4   12.5   0.2   3.4    7.2    6.7    17.3
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
                                                  112.2   132.5       20.3    3.6   0.5   1.8    2.4    0.6     4.9
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
FNX0001B       1750.0    127.0    002.0   -27.8     3.0     4.2        1.2   18.0   0.5   6.0    7.0   12.2    25.2
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
                                                  113.2   130.9       17.7    3.1   0.7   2.3    2.2    0.8     5.3
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
FNX0002        1750.0    117.8    004.0   -19.1     2.5     5.1        2.6    7.2   0.2   2.2    4.0    0.9     7.1
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
                                                  118.8   130.6       11.8    1.6   0.1   0.7    0.9    0.7     2.3
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
FNX0003        1750.0    116.4    001.8   -11.2    40.0    60.9       20.9    1.8   0.5   1.2    0.9    0.6     2.6
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------

TABLE 5 - 950 ZONE

-------------- ------- -------- -------- ------- -------------------------- ------------ ---------------------------
                                                           FEET                   %                    G/T
                                                 -------------------------- ------------ ---------------------------
BOREHOLE         EAST    SOUTH  AZ DEG.  DIP DEG.  FROM     TO     LENGTH     Cu     Ni    Pt    Pd     Au     TPM
-------------- ------- -------- -------- ------- ------- ------- ---------- ------ ----- ----- ------ ------ -------
FNX0016         2550.0    460.1      0.0    -57.5    382.6   413.5       30.9  0.3    0.1   1.5    1.1    0.3  2. 9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     432.5   439.8        7.3  1.5    1.3   2.1    1.9    0.6  4.6
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     472.8   496.8       24.0  2.4    0.3   1.9    2.4    0.8  5.1
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     507.5   518.9       11.4  2.8    0.3   2.1    2.7    1.0  5.7
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     592.1   608.5       16.4  0.3    0.1   4.8    3.1    0.2  8.2
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
FNX0017         2550.0    460.1      0.0    -42.0    473.7   533.7       60.0  0.5    0.1   0.7    0.7    0.2  1.6
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     539.0   572.6       33.6  1.2    0.6   1.6    2.1    1.2  4.8
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                            INCL.    539.0   545.4        6.4  4.7    2.4   5.9    7.9    4.2  18.0
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
FNX0019         2500.0    434.7    001.6    -84.2    261.9   268.8        6.9  3.6    1.0   0.5    1.1    0.3  1.9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     276.3   280.9        4.6  3.8    0.4   0.5    1.2    0.3  2.0
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     327.5   335.0        7.5  0.7    0.4   0.6    0.7    0.2  1.5
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     353.5   366.1       12.6  1.5    0.1   0.9    0.5    0.6  2.0
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     372.9   410.0       37.1  5.1    0.1   2.2    3.5    1.2  6.8
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                            INCL.    383.2   388.3        5.1  32.5   0.2   10.6   18.2   5.5  28.8
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     418.3   435.0       16.7  0.7    0.2   0.8    0.5    0.6  1.9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     445.0   515.0       70.0  0.7    0.3   1.7    1.3    0.5  3.5
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                            INCL.    453.1   470.0       16.9  0.9    0.3   3.5    2.3    0.9  6.7
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
FNX0020         2500.0    434.7    357.0    -67.2    239.8   245.2        5.4  1.5    0.7   3.2    1.9    0.6  5.7
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     366.6   384.0       17.4  1.3    0.1   0.8    1.1    0.4  2.2
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     417.2   438.4       21.2  4.2    1.4   1.4    2.2    0.7  4.3
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     457.2   495.5       38.3  1.0    0.2   1.9    1.5    0.4  3.8
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                            INCL.    457.2   468.0       10.8  1.0    0.4   1.4    1.4    0.3  3.1
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                            INCL.    484.7   495.5       10.8  1.8    0.1   4.5    3.0    0.8  8.3
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
FNX0021         2500.0    431.6    002.0    -54.6    237.0   251.1       14.1  5.6    0.9   1.1    2.7    0.8  4.6
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     265.0   298.9       33.9  0.6    0.1   1.6    1.6    0.2  3.4
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     315.0   346.1       31.1  0.2    0.0   0.7    0.8    0.1  1.6
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     381.6   383.0        1.4  10.8   0.1   5.0    9.4    3.9  18.3
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     404.3   420.4       16.1  0.5    0.0   2.8    2.1    0.5  5.4
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     430.0   442.8       12.8  1.6    0.2   4.9    2.1    1.0  7.9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     475.0   490.0       15.0  0.6    0.0   0.7    0.9    0.2  1.8
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     515.0   516.1        1.1  16.3   1.6   6.0    31.3   0.7  38.0
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     534.2   554.9       20.7  0.1    0.0   1.1    1.7    0.1  2.9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
FNX0024         2450.0    421.8    357.0    -20.0    444.2   447.2        3.0  1.7    0.1   2.3    1.9    2.7  6.9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     499.5   509.2        9.7  0.6    0.1   1.2    1.1    0.5  2.7
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     524.8   545.5       20.7  1.2    0.2   2.5    3.3    0.6  6.4
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     582.6   588.6        6.0  0.4    0.3   4.3    5.3    0.3  9.9
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
FNX0025         2550.0    421.9      0.0    -20.0    334.6   338.3        3.7  1.2    0.2   1.9    5.8    0.3  8.0
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     537.8   539.3        1.5  1.8    0.3   5.2    9.8    5.5  20.5
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     576.9   583.0        6.1  2.1    0.2   4.2    4.6    2.0  10.8
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------
                                                     635.7   640.6        4.9  0.9    0.1   2.2    3.3    2.7  8.2
--------------- ------- -------- -------- -------- -------- ------- ---------- ------ ----- ------ ------ ---- ------

[FNX LOGO]                      SUDBURY JOINT VENTURE
                                MCCREEDY WEST PROPERTY


                                     [MAP]


                                     [MAP]

Document 60. Press Release, dated January 17, 2003, concerning the best intersection to date on the Norman Property.

[FNX LOGO]


                        FNX-DYNATEC SUDBURY JOINT VENTURE
              REPORTS BEST INTERSECTION TO DATE ON NORMAN PROPERTY

TORONTO, ONTARIO -- January 17, 2003 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report assay results for three boreholes drilled late in 2002 on the Norman Property (see Table 1 for assay details). This drilling not only continued to intersect wide zones of significant copper-nickel-platinum-palladium-gold mineralization, but cut the best overall intersection on the 2000 Deposit drilled to date.

       HIGHLIGHTS -  NORMAN 2000 DEPOSIT

             o FNX4087    123.6 FT    0.8 % Cu      0.1 % Ni       4.1 g/t TPM
               AND         34.3 FT    1.6 % Cu      0.2 % Ni       6.7 g/t TPM

             o FNX4088    141.5 FT    2.8 % Cu      0.3 % Ni       2.0 g/t TPM
               AND         22.0 FT    8.5 % Cu      0.4 % Ni       5.3 g/t TPM

             o FNX4089    526.2 FT    2.0 % Cu      0.3 % Ni       2.5 g/t TPM
                  INCL    134.9 FT    5.1 % Cu      0.3 % Ni       4.7 g/t TPM
                  INCL     52.6 FT    1.8 % Cu      1.1 % Ni       6.1 g/t TPM
                  INCL     10.0 FT    5.3 % Cu      5.3 % Ni       6.4 g/t TPM

    NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW.

FNX 4089 was drilled within the Norman 2000 mineralized envelope and is the best overall borehole drilled in the deposit to date. It intersected 526.2 FT. OF 2.0% Cu, 2.5 g/t TPM including 134.9 FT. GRADING 5.1% Cu, 4.7 g/t TPM and 10.0 FT. OF 5.3% Cu, 5.3% Ni, 6.4 g/t TPM.

FNX 4088, the most northeasterly FNX borehole drilled in the Norman 2000 Deposit, is located over 500 ft. up-plunge from FNX 4089 and intersected 141.5 FT. GRADING 2.8% Cu, 2.0 g/t TPM and 22.0 FT. OF 8.5% Cu, 5.3 g/t TPM.

FNX 4087, drilled over 650 ft. below FNX 4088 and 250 ft. east of the previously reported FNX 4086 (257.5 FT. GRADING 3.4% Cu, 4.2 g/t TPM including 105.3 FT. GRADING 6.1%Cu, 7.0 g/t TPM), also intersected significant Cu-TPM mineralization and demonstrates that the deposit is open to the northeast and to depth.

A previously reported historical borehole (BH 855760) located on the same section and between FNX 4087 and FNX 4088 also intersected thick and high-grade mineralization (230.6 FT. OF 3.2%Cu, 2.5 g/t TPM including 19.2 FT. GRADING 20.0% Cu, 13.0 g/t TPM) (see Figure 1).

These intersections expand the 2000 Deposit and demonstrate the up-plunge potential towards the Norman North Deposit. It is estimated that the true width of these current intersections is approximately 50% to 60% of the stated core lengths.

The Norman 2000 Deposit, now known over an area of least 600 ft. by 800 ft., is open both up-and down-plunge and dip, with the mineralization occurring as massive sulphide and stringer sulphide veins consisting mainly of chalcopyrite, pentlandite and millerite.

The Norman vein systems are several hundred feet wide and are located within the Whistle Offset Dyke where the dyke dramatically changes from a wide bulbous shape to a narrow constriction accentuated by the presence of large inclusions in the dyke. This geological setting is a common host to ore deposits in other Sudbury Basin Offset Dykes.

The geological setting and style of mineralization of the Norman 2000 Deposit are similar to that of the Norman North Deposit, which outcrops about 3000 ft. up-plunge. A significant portion of the 2003 drilling program will be directed towards testing the area between these two deposits.

The Sudbury Joint Venture drill program, after a two week Christmas break, has re-started with eight surface drill rigs; three at Norman, two at McCreedy West, and one each at Levack, Victoria and the North Range Footwall Project. One underground drill rig is currently operating at McCreedy West. An additional three underground rigs will be added as access is gained to the 1600 Level drift from which the drilling of the PM and Inter Main Zones will commence within the next ten days

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release).

The exploration activities reported in this news release are part of the previously announced Cdn $14 million exploration and development program (see April 29, 2002 FNX and DY press release) being conducted by the Sudbury Joint Venture. FNX is the exploration operator and conducts all exploration on behalf of the Sudbury Joint Venture. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. References to previous or historical work and drill assays are extracted from Dr. Patterson's November 7, 2001 report entitled "Property Report, Sudbury, Ontario, Cu-Ni-PGE Properties" or have been independently verified by FNX's Qualified Persons and are the sole responsibility of FNX. For a detailed description of the properties, previous work and the full text of Dr. Patterson's report, please go to the FNX website "www.fnxmining.com" and also
                                                  -----------------
refer to FNX's Annual Information Forms dated May 31, 2002.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR BEST CURRENT JUDGMENT, THEY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES, INCLUDING THE RISK FACTORS LISTED IN FNX MINING'S ANNUAL INFORMATION FORMS FILED WITH THE TSX, THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT AND WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



FOR FURTHER INFORMATION, PLEASE CONTACT:


Terry MacGibbon, President and CEO
Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com
                                            ------------------------
David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
                                                   ------------------------
FNX Website - www.fnxmining.com
              -----------------

[FNX LOGO]                          SUDBURY JOINT VENTURE
                                       NORMAN PROPERTY
                                        2000 DEPOSIT

                                     [MAP]



                                     TABLE 1

                                 NORMAN PROPERTY

                                  2000 DEPOSIT

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Feet                    %                     g/t
------------ -------- --------- ----------- ----------- ------------------------------ ------------- ------------------------------
  BOREHOLE    WEST     SOUTH       AZ DEG.     Dip DEG.    FROM       TO       LENGTH     Cu    Ni      Pt      Pd     Au      TPM
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
   FNX4087    1516      198          128         -69      2483.9    2607.5      123.6    0.8    0.1     2.4     1.1    0.6     4.1
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                 INCL.    2514.4    2533.3       18.9    0.9    0.1     3.8     1.9    0.6     6.3
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                   ND     2568.5    2602.8       34.3    1.6    0.2     3.9     1.6    1.2     6.7
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                          2717.9    2728.9       11.0    0.5    0.1     2.7     1.4    0.6     4.7
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                          2758.4    2774.4       16.0    0.5    0.1     3.2     1.8    0.5     5.5
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
   FNX4088    1539       96          131         -60      1963.8    2105.3      141.5    2.8    0.3     0.7     1.1    0.2     2.0
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                 INCL.    1963.8    1970.7        6.9    9.8    1.2     1.6     3.2    0.3     5.1
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                  AND     2020.6    2051.1       30.5    3.7    0.7     0.6     1.5    0.3     2.4
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                  AND     2083.3    2105.3       22.0    8.5    0.4     1.8     3.0    0.5     5.3
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
   FNX4089    1500      253          131         -68      2153.8    2680.0      526.2    2.0    0.3     1.2     0.9    0.4     2.5
------------ -------- --------- ----------------------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                    INCLUDING             2292.5    2493.7      201.2    3.8    0.3     1.6     1.4    0.6     3.6
------------ -------- --------- ----------------------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                 INCL.    2358.8    2493.7      134.9    5.1    0.3     2.1     1.8    0.8     4.7
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                 INCL.    2358.8    2386.4       27.6    8.0    0.1     2.8     2.6    2.1     7.5
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                 INCL.    2407.7    2493.7       86.0    5.2    0.5     2.4     1.9    0.6     4.9
------------ -------- --------- ----------------------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                    INCLUDING             2627.4    2680.0       52.6    1.8    1.1     3.6     1.9    0.7     6.1
------------ -------- --------- ----------------------- --------- --------- ---------- ------ ------ ------- ------- ------ -------
                                                 INCL.    2627.4    2637.4       10.0    5.3    5.3     3.8     2.1    0.5     6.4
------------ -------- --------- ----------- ----------- --------- --------- ---------- ------ ------ ------- ------- ------ -------

     NOTES FOR TABLE :

          o THE LENGTHS REPORTED ARE INTERSECTION LENGTHS; TRUE WIDTHS ARE INTERPRETED TO BE APPROXIMATELY 50-60% OF THE INTERSECTION LENGTHS REPORTED
          o    Cu = COPPER; Ni = NICKEL; Pt = PLATINUM; Pd = PALLADIUM; Au =
               GOLD
          o    TPM = TOTAL PRECIOUS METALS DEFINED AS PT+PD+AU
          o    g/t = GRAMS PER METRIC TONNE

Document 61. Press Release, dated February 24, 2003, concerning the announcement of resource estimates of 1.74 million tons for five of the seven known deposits at the McCreedy West Mine.

                                     [LOGO]


              1.74 MILLION TON RESOURCE ANNOUNCED AT MCCREEDY WEST


TORONTO, ONTARIO - February 24, 2003 FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that resource estimates for five of the seven known deposits at the McCreedy West Mine total 1,740,000 tons in measured and indicated categories and a further 376,000 tons in the inferred category. These initial resource estimates do not include the PM and Boundary deposits. (See Figure 1)

The resource estimates include both nickel-rich contact deposits and copper-TPM-rich footwall deposits. All categories of contact resources total
1.46 million tons at an average grade of 2.0% nickel and 0.3% copper. Footwall resources in all categories total 659,000 tons at an average grade of 2.42% copper, 0.38% nickel and 0.16oz/t TPM. These resources are sufficient to support a projected, mining rate at McCreedy West of 1,000 tons per day for more than five years.

HIGHLIGHTS

MEASURED AND INDICATED RESOURCES                      TONS               Cu%          Ni%        TPM OZ/T
CONTACT DEPOSITS
         Inter Main                                  866,000            0.24         2.02             -
         Upper Main                                   48,000            0.46         1.88             -
         East Main                                   167,000            0.51         2.36             -
        ---------------------------------------------------------------------------------------------------
         Sub Total Contact                         1,081,000            0.29         2.07             -

FOOTWALL DEPOSITS
         700 Vein                                    139,000            6.10         0.81            0.18
         950 Vein                                    520,000            1.44         0.27            0.16
        ---------------------------------------------------------------------------------------------------
         Sub Total Footwall                          659,000            2.42         0.38            0.16
        ---------------------------------------------------------------------------------------------------

TOTAL MEASURED AND INDICATED RESOURCES             1,740,000

INFERRED RESOURCES
CONTACT DEPOSITS                                     376,000           0.40          1.75             -
-----------------------------------------------------------------------------------------------------------

TOTAL INFERRED RESOURCES                             376,000

               DETAILED RESOURCE TABLES AND NOTES ARE SHOWN BELOW.

The resource estimates were completed internally by FNX and audited and confirmed by Roscoe Postle and Associates Inc., an independent geological and mining consulting firm. Roscoe Postle will prepare a detailed technical report which will be filed with the Toronto Stock Exchange within 30 days of this news release. Sample quality assurance and control were independently audited by Analytical Solutions Ltd.

The reported resources have been established using definitions and procedures which conform with National Instrument 43-101. In the resource estimates a 1% nickel cutoff grade has been used for all contact deposits, while cutoff grades of 0.75% and 1.50% nickel equivalent have been used for the 950 and 700 footwall deposits, respectively. The resource estimates employ a minimum 8-foot true width for all deposits except the 700 deposit which uses a minimum 5-foot width.

Dynatec, on behalf of the Sudbury Joint Venture, plan to initiate production by the end of this quarter; pending receipt of Inco Limited's approval of the Sudbury Joint Venture mining plan and receipt of a production permit from the Ontario government. The first production will come from the high-grade, Cu-TPM-rich 700 Zone at an initial rate of 200 tons per day. When the 700, Upper Main and Inter Main deposits are all in production by the end of the year, the daily production rate is expected to be 800 to 1,000 tons per day.

The Joint Venture currently has a total of eleven drill rigs, eight surface and three underground, operating on its Sudbury properties. Five drill rigs, three underground and two surface, are currently operating at the McCreedy West Mine establishing or expanding resources in the East Main, 950, PM and Inter Main zones and to support ongoing mine planning activities. In addition, there are two surface rigs at Levack, three surface rigs at Norman and one surface rig at Victoria.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated May 31, 2002.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR BEST CURRENT JUDGMENT, THEY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES, INCLUDING THE RISK FACTORS LISTED IN FNX MINING'S ANNUAL INFORMATION FORMS FILED WITH THE TSX, THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT AND WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Terry MacGibbon, President and CEO
Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com
                                            ------------------------
David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
                                                   ------------------------
FNX Website - www.fnxmining.com
              -----------------

TABLE 1:   INDICATED RESOURCES: CONTACT DEPOSITS 1

           --------------------------------------------------------------------------------------
                                              TONS       Cu %                  Ni %
           INTER MAIN                      866,000       0.24                  2.02
           UPPER MAIN                       48,000       0.46                  1.88
           EAST MAIN                       167,000       0.51                  2.36
                                         ---------       ----                  ----
           SUB-TOTAL                     1,081,000       0.29                  2.07
           --------------------------------------------------------------------------------------

TABLE 2:    INFERRED RESOURCES: CONTACT DEPOSITS

           --------------------------------------------------------------------------------------
                                              TONS       Cu %                  Ni %
           INTER MAIN                     172,000        0.41                  2.20
           UPPER MAIN                     128,000        0.31                  1.44
           EAST MAIN                       76,000        0.51                  1.26
           SUB-TOTAL                      376,000        0.40                  1.75
           --------------------------------------------------------------------------------------


TABLE 3:  MEASURED RESOURCES: FOOTWALL DEPOSITS 2,3,4

          --------------------------------------------------------------------------------------

                           TONS       Cu %     Ni %    Pt OZ/T    Pd OZ/T   Au OZ/T     TPM OZ/T
           700             60,000     5.52     0.61     0.06       0.09       0.05        0.20
                           ------     ----     ----     ----       ----       ----        ----
           --------------------------------------------------------------------------------------

TABLE 4: INDICATED RESOURCES: FOOTWALL DEPOSITS 2,3,4

          --------------------------------------------------------------------------------------

                           TONS       Cu %      Ni %    Pt OZ/T    Pd OZ/T   Au OZ/T     TPM OZ/T
           950             520,000    1.44      0.27     0.07       0.07       0.02        0.16
           700              79,000    6.62      0.97     0.05       0.08       0.05        0.18
                           -------    ----      ----     ----       ----       ----        ----
           SUB-TOTAL       599,000    2.12      0.36     0.07       0.07       0.02        0.16
                           -------    ----      ----     ----       ----       ----        ----
           --------------------------------------------------------------------------------------

NOTES:

o    (1)CONTACT DEPOSITS USE A 1% NICKEL CUT OFF GRADE AND MINIMUM 8 FT TRUE
     WIDTH
o (2)FOOTWALL DEPOSITS USE A 0.75% NICKEL EQUIVALENT CUTOFF GRADE FOR THE 950 DEPOSIT AND A 1.50% NICKeL EQUIVALENT FOR THE 700 DEPOSIT. NICKEL EQUIVALENTS ARE BASED ON Ni = US $3.75/LB, Cu = US $0.75/LB, Pt = US $684/OZ, Pd = US $252/OZ, Au = US $350/OZ AND 1US$ = 1.55 CDN$.
o (3)MINIMUM TRUE WIDTH IS 8 FEET FOR THE 950 DEPOSIT AND 5 FEET FOR THE 700 DEPOSIT. THE 700 DEPOSIT ESTIMATE INCLUDES MINING DILUTION AND THE 950 DEPOSIT INCLUDES INTERNAL DILUTION.
o    (4)950 ZONE PRECIOUS METAL TOP CUTS: Pt = 0.85 OZ/T, Pd = 0.73 OZ/T, Au =
     0.53 OZ/T. FOLLOWING HISTORICAL PRACTICES, NO TOP CUT OF PRECIOUS METALS WAS EMPLOYED FOR THE 700 ZONE ESTIMATE
o    Cu = COPPER, Ni = NICKEL, Pt = PLATINUM, Pd = PALLADIUM, Au = GOLD.
o    TPM = TOTAL PRECIOUS METALS DEFINED AS Pt+Pd+Au.

                             SUDBURY JOINT VENTURE
                             MCCREEDY WEST PROPERTY
                              LONGITUDINAL SECTION




                                     [MAP]

Document 62. Press Release, dated March 11, 2003, concerning drilling updates on nickel-rich contact deposits at McCreedy West.

[FNX LOGO]


                        FNX-DYNATEC SUDBURY JOINT VENTURE
        UPDATES DRILLING ON NICKEL-RICH CONTACT DEPOSITS AT MCCREEDY WEST

TORONTO, ONTARIO-- March 11, 2003, FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report results from recent surface and underground drilling on the FNX-Dynatec Sudbury Joint Venture's McCreedy West Property. Drilling continues to expand the Inter Main and East Main Deposits while a significant intersection is reported from the recently initiated surface drill program on the large Boundary Zone.


         HIGHLIGHTS
                           HOLE NUMBER           FT           Cu%          Ni%

             INTER MAIN DEPOSIT
                          o FNX3045               4.9          0.2         3.0
                          o FNX3049               8.0          0.1         2.1
                          o FNX0084              26.1          0.2         1.8

             EAST MAIN DEPOSIT
                          o FNX3048              18.8          0.4         4.7
                          o FNX3063              21.8          0.8         2.7

             BOUNDARY ZONE
                         o FNX 3066              97.5          0.2         1.3
                               INCL.             34.3          0.2         1.7
                               INCL.              9.3          0.5         3.4

          NOTES AND ABBREVIATIONS TO ACCOMPANY THESE HIGHLIGHTS ARE LOCATED BELOW. (THE TRUE WIDTHS OF THE INTERSECTIONS REPORTED ARE APPROXIMATELY 70-100% OF THE INTERSECTED LENGTHS.)

The reconditioning of the McCreedy West ramp has been completed to the 1600 Level. The 950 Level and 2900 ft of the 1600 Level have also been reconditioned. These workings will permit underground drill access to the Inter Main and East Main Deposits and also to the PM Zone. Four underground rigs, located on the 1600 and 950 Levels, are currently testing the Inter Main Deposit, and the 950 and PM Zones.

INTER MAIN DEPOSIT

The Inter Main Deposit contains an indicated resource of 866,000 TONS GRADING 2.02% Ni and 0.24% Cu and a further 172,000 TONS GRADING 2.2% Ni and 0.4% Cu in the inferred category. Six of the seven holes reported here were included in these resource estimates. The Inter Main mineralization occurs within a broad, 2500 ft. long, mineralized envelope, controlled by a series of south-easterly plunging valleys or embayments extending up to 1000 ft. in strike length. The axis or trough of each individual embayment contains the thickest and highest grade mineralization, while the areas between the sub-parallel embayments usually contain thinner, medium-grade nickel mineralization.

The Inter Main's large mineralized envelope has the potential to host additional high-grade, embayments and requires extensive drilling. A recent underground hole, FNX0084, which intersected 1.8% Ni/26.1 FT. some 250 ft to the east of the area of the known resource estimate, demonstrates the potential for additional drilling to expand the Inter Main resource.

EAST MAIN DEPOSIT

The East Main Deposit contains an indicated resource of 167,000 TONS GRADING 2.4% Ni and 0.5% Cu with a further 76,000 TONS GRADING 1.3% Ni and 0.5% Cu in the inferred category. This nickel-bearing, contact-type deposit occurs in a southerly plunging embayment extending from near surface to a depth of at least 600 ft. Recent drilling from surface (2,743 ft in five holes, four for which assays are available) intersected high-grade massive sulphides (e.g. 4.7% Ni OVER 18.8 FT.) and confirms the downward continuity of the deposit (see Table 2 and Fig. 3). These intersections occur within the area of the resource estimate and current drilling from both surface and underground is focusing to the east, west and down dip.

BOUNDARY ZONE

This south-easterly trending zone (Fig. 1) is confined within a large embayment with an east-west extent of 200 - 400 ft and a potential down-dip extent of 2,400 ft to the southern property boundary. A hole drilled from surface (Table 3 and Fig. 4) intersected 97.5 FT. GRADING 1.3% Ni AND 0.2% Cu and included a 9.3 FT. SECTION GRADING 3.4% Ni AND 0.5% Cu. Downhole UTEM surveys in this hole point to a target area to the south. Drilling will continue on this advanced target with one surface rig.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated May
         -----------------
31, 2002.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the exploration data and analytical results set forth in this release. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR BEST CURRENT JUDGMENT, THEY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES, INCLUDING THE RISK FACTORS LISTED IN FNX MINING'S ANNUAL INFORMATION FORMS FILED WITH THE TSX, THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT AND WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.


FOR FURTHER INFORMATION, PLEASE CONTACT:


Terry MacGibbon, President and CEO
Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com
                                            ------------------------

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
                                                   ------------------------
FNX Website - www.fnxmining.com
              -----------------

                TABLE 1 - INTER MAIN DEPOSIT

------------ ---------- ---------- ---------- ----------- -------------------------------- -------------
                                                                         FEET                    %
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
BOREHOLE        EAST       SOUTH     AZ DEG     DIP DEG      FROM        TO       LENGTH      Cu     Ni
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- -------------
FNX3018       4679.8       2114.9     357.8       -59.8                                        NSV
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- -------------
FNX3019       4700.0       2105.0     352.6       -66.2                                        NSV
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- -------------
FNX0084       4725.0        840.0     180.0       -30.0       551.7      577.8       26.1    0.2    1.8
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
FNX3044       4657.1       1667.5     313.4       -78.0      1307.0     1308.1        1.1    0.2    4.4
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
FNX3045       4099.6       2132.4     356.3       -49.1      1493.5     1526.0       32.5    0.1    0.9
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
                                                  INCL.      1521.1     1526.0        4.9    0.2    3.0
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
FNX3049       4375.1       2019.8     356.1       -50.5      1429.6     1437.6        8.0    0.1    2.1
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
FNX3056       4375.1       2019.8     341.0       -55.0      1438.2     1452.3       14.1    0.1    1.3
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
                                                  INCL.      1438.2     1443.9        5.7    0.1    2.1
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------


                TABLE 2 - EAST MAIN DEPOSIT

------------ ---------- ---------- ---------- ----------- -------------------------------- -------------
                                                                         FEET                    %
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
BOREHOLE        EAST       SOUTH     AZ DEG     DIP DEG      FROM        TO       LENGTH      Cu     Ni
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- -------------
FNX3047       2835.9      491.7       114.2       -89.1       378.9      397.2       18.3    0.5     1.5
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
                                                  INCL.       391.5      397.2        5.7    0.9     1.8
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
FNX3048       2835.9      491.7        101.0      -74.0       448.3      467.1       18.8    0.4     4.7
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
FNX3055       2835.9      491.7        089.0      -60.5       333.7      337.4        3.7    0.8     3.8
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
FNX3063       2868.8      490.7        341.0      -55.5       276.1      297.9       21.8    0.8     2.7
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------

                TABLE 3 - BOUNDARY ZONE

------------ ---------- ---------- ---------- ----------- -------------------------------- -------------
                                                                         FEET                    %
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ ------
BOREHOLE        EAST       SOUTH     AZ DEG     DIP DEG      FROM        TO       LENGTH      Cu     Ni
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- -------------
FNX3066       3543.1     2250.4       360.0       -74.5      1660.3     1757.8       97.5    0.2     1.3
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
                                                    INCL.    1681.2     1715.5       34.3    0.2     1.7
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------
                                                    INCL.    1748.5     1757.8        9.3    0.5     3.4
------------ ---------- ---------- ---------- ----------- ---------- ---------- ---------- ------ -------


NOTES FOR TABLES :

          o THE LENGTHS REPORTED ARE INTERSECTION LENGTHS; TRUE WIDTHS ARE INTERPRETED TO BE THE FOLLOWING APPROXIMATE PERCENTAGES OF THE INTERSECTION LENGTHS REPORTED;
                    INTER MAIN; 90% TO 100%: EAST MAIN; 70% TO 100%: BOUNDARY; 80% TO 100%:
          o    Cu = COPPER; Ni = NICKEL
          o    NSV= NO SIGNIFICANT VALUES

[FNX LOGO]                          SUDBURY JOINT VENTURE
                                    MCCREEDY WEST PROPERTY


                                    [MAP]



                                    [MAP]

[FNX LOGO]                          SUDBURY JOINT VENTURE
                                    MCCREEDY WEST PROPERTY


                                    [MAP]



                                    [MAP]

Document 63. Press Release, dated May 14, 2003, concerning the initiation of
             Phase 1 mining at the McCreedy West Mine.

[FNX LOGO]


                         MINING STARTS AT MCCREEDY WEST

TORONTO, ONTARIO, May 14, 2003 -- FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation announce that the Sudbury Joint Venture has initiated Phase 1 mining at the McCreedy West Mine.

Phase 1 mining will initially produce 200 tons per day from the high-grade, copper-platinum-palladium-gold-rich 700 Deposit and the nickel-rich Upper Main Deposit and will expand incrementally to include the nickel-rich Inter Main and East Main Deposits over the next 12 months when the daily production rate is expected to be 800 to 1,000 tons per day. The Sudbury Joint Venture expects to produce in excess of 75,000 tons of ore during 2003. The McCreedy West Phase 1 2003 mining plan does not include any ore from the 950, PM or Boundary Deposits.

Pre-production work at McCreedy West included underground rehabilitation, installation of mine services and construction of a 400' x 400' ore containment pad on surface. In addition, a primary and secondary crushing system has been installed on the containment pad, together with a sampling tower for grade determination. Ore is brought to surface, crushed, sampled, weighed and trucked to Inco's Clarabelle Mill for processing. Payment from Inco for ore delivered is based on the grade of ore and market prices for recoverable metal less applicable charges for milling, smelting and refining services.

In February 2003, a resource estimate, audited by Roscoe Postle Associates, was announced for five of the seven known deposits at McCreedy West (700, Inter Main, Upper Main, East Main and 950) totaling 1,740,000 tons in the measured and indicated categories and 376,000 tons in the inferred category (see February 24, 2003 press release for details). These resources are sufficient to support the projected mining rate at McCreedy West of 1,000 tons per day for more than five years. Average grades according to the February resource estimates for the copper-platinum-palladium-gold-rich footwall 700 Deposit are estimated at 6.1% Cu, 0.18 ounces per ton combined Pt-Pd-Au, while the average grade from the nickel-rich contact deposits is estimated at 2.1% Ni, 0.3% Cu with minor platinum, palladium and gold.

Exploration is continuing at the McCreedy West Mine with six drill rigs, five underground and one on surface. This exploration work is part of the Sudbury Joint Venture's $24.5 million 2003 Exploration Program and is designed to expand the resource base, upgrade existing resources to reserves and establish new resource estimates for the PM and Boundary Deposits, which, along with the 950 Deposit, are expected to be part of future Phase 2 mining plans.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated May 31, 2002.

Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Operations Manager of Dynatec, oversees mining activities on behalf of the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR BEST CURRENT JUDGMENT, THEY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES, INCLUDING THE RISK FACTORS LISTED IN FNX MINING'S ANNUAL INFORMATION FORMS FILED WITH THE TSX, THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT AND WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.


For further information, please contact:


Terry MacGibbon, President and CEO
Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com, FNX Website - www.fnxmining.com

[FNX LOGO]                      SUDBURY JOINT VENTURE
                               MCCREEDY WEST PROPERTY
                                LONGITUDINAL SECTION

                                     [MAP]

Document 64. Press Release, dated May 29, 2003, concerning the results from the ongoing, underground drill program on the McCreedy West Inter Main Deposit.

                                   [FNX LOGO]

                   UNDERGROUND DRILLING AT MCCREEDY WEST MINE
                    CONTINUES TO ENHANCE INTER MAIN DEPOSIT


TORONTO, ONTARIO-- May 29, 2003, FNX MINING COMPANY INC. (FNX-TSX) and Dynatec Corporation (DY-TSX) report that results from the on-going, underground drill program on the McCreedy West Inter Main Deposit indicate that the deposit contains more tons and has a higher nickel grade than previously reported in the audited resource estimate announced February 24, 2003. Upon the completion of the on-going Inter Main drill program later this year an updated resource estimate will be prepared and published.

In addition, a drill intersection of massive sulphide mineralization on the northwest margin of the Inter Main Deposit indicates that the Inter Main may extend in that direction and connect with the East Main Deposit. The 1,000 feet between the two deposits has significant exploration potential to host additional nickel mineralization.

Mining at the McCreedy West Mine has commenced on the Upper Main Deposit (Ni) and the 700 Deposit (Cu-Pt-Pd-Au). In addition, production drifts are being established to provide mining access to the Inter Main Deposit (Ni). The Sudbury Joint Venture expects to access and start producing development ore from the Inter Main this fall and to have the Inter Main in full production early in the first quarter of 2004.


HIGHLIGHTS


             BOREHOLE                 FEET                      %          %
                          FROM         TO        LENGTH        Cu         Ni
             FNX0087      468.5       505.0       36.5         0.2        2.2
             FNX0098      551.8       568.8       17.0         0.3        2.0
             FNX0104      546.0       568.0       22.0         0.3        2.6
             FNX0113      528.2       529.9        1.7         0.9        4.3
             FNX0122      501.2       516.5       15.3         0.2        3.0
             FNX0123      461.2       495.0       33.8         0.2        3.2
             FNX0124      477.7       506.3       28.6         0.2        3.5
             FNX0125      467.0       502.0       35.0         0.2        3.0
             FNX0126      456.8       497.4       40.6         0.3        2.8
                INCL      465.4       487.3       21.9         0.2        3.8
             FNX0127      453.3       460.0        6.7         0.2        3.6
             FNX0128      467.1       535.0       67.9         0.3        1.8
                INCL      467.1       495.0       27.9         0.3        2.7
             FNX0148      379.0       425.0       46.0         0.3        2.9
                INCL      399.5       420.5       21.0         0.3        3.9
             FNX0150      487.0       500.0       13.0         0.1        1.8
             FNX0155      467.2       480.5       13.3         0.4        1.7
             FNX0156      484.4       548.3       65.9         0.1        1.7

Assays are reported below for 36 underground drill holes (21,278 ft) for the Inter Main Deposit (see Table 1 for details and notes). Five underground drill rigs, located on the 950 and 1600 Levels, are continuing to drill the Inter Main, East Main, 950 and PM Deposits.

INTER MAIN DEPOSIT

The Inter Main Deposit contains a published indicated resource of 866,000 tons grading 2.02% Ni and 0.24% Cu and a further 172,000 tons grading 2.20% Ni and 0.41% Cu in the inferred category. The Inter Main mineralization is controlled by a series of south-easterly plunging valleys or embayments. The axis or trough of each individual embayment contains the thickest and highest grade mineralization, while the areas between the sub-parallel embayments usually contain thinner, medium-grade nickel mineralization

On-going drilling designed to define the deposit and allow detailed mine planning has intersected significant widths of high-grade nickel mineralization which will increase the tonnage and nickel grade of the Inter Main Deposit.

In addition, a recent drill hole on the northwest margin of the Inter Main intersected 20 ft of massive sulphide mineralization which is expected to return high-grade nickel values (assays not available). This intersection indicates that the Inter Main Deposit is open to the northwest and that it may connect with the East Main Deposit.

The most current interpretation of the drill results from the Inter Main, East Main and Boundary Deposits indicates that these three nickel-rich, contact-type deposits may be part of a large, semi-continuous mineralized envelope that has potential to contain additional high-grade embayments similar to those in the Inter Main Deposit (see Figure 1). Detailed drilling will be required to test this extensive area.

SUDBURY JOINT VENTURE - GENERAL

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated
May 9, 2003.

Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. WHILE THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR BEST CURRENT JUDGMENT, THEY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES, INCLUDING THE RISK FACTORS LISTED IN FNX MINING'S ANNUAL INFORMATION FORMS FILED WITH THE TSX, THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT AND WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Terry MacGibbon, President and CEO
Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com, FNX Website - www.fnxmining.com

TABLE 1 - INTER MAIN DEPOSIT

-------------- ----------- ---------- ----------- ----------- ---------------------------------- ---------------------
     BOREHOLE       EAST      SOUTH      AZ(DEG.)  DIP(DEG.)                 FEET                          %
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
                                                                   FROM        TO        LENGTH        Cu         Ni
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0085      4675.0      890.0       180.0        23.5       576.0      611.5        35.5        0.2        1.3
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0086      4125.0     1012.0       180.0        72.1       545.0      547.4         2.4        0.1        1.8
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0087      4125.0     1012.0       180.0        58.3       468.5      505.0        36.5        0.2        2.2
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0088      4125.0     1012.0       178.2        40.0       510.0      515.0         5.0        1.0        1.3
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0089      4125.0     1012.0       179.2        24.0                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0090      4600.0      908.0       180.0        25.5                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0091      3650.0     1125.7       177.4        49.2       380.0      395.0        15.0        0.3        1.5
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0098      4550.0      918.4       175.2        72.9       551.8      568.8        17.0        0.3        2.0
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0099      4550.0      918.4       179.9        60.7                                           NSV        NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0100      4550.0      918.4       179.3        47.8       512.2      514.6         2.4        0.5        2.5
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0101      4550.0      918.4       177.0        36.9                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0102      4075.0     1019.5       176.4        44.2                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0103      4075.0     1019.5       174.4        23.3                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0104      4075.0     1019.5       176.8        13.2       546.0      568.0        22.0        0.3        2.6
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0111      4500.0      918.1       175.3        23.2                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0112      4500.0      918.1       184.6        34.3       489.7      512.6        22.9        0.1        1.1
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0113      4500.0      918.1       187.7        53.1       528.2      529.9         1.7        0.9        4.3
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0122      4050.0     1024.0       185.1        38.3       501.2      516.5        15.3        0.2        3.0
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0123      4050.0     1024.0       182.6        54.8       461.2      495.0        33.8        0.2        3.2
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0124      4050.0     1024.0       183.3        66.8       477.7      506.3        28.6        0.2        3.5
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0125      3975.0     1040.0       184.6        64.3       467.0      502.0        35.0        0.2        3.0
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0126      3975.0     1040.0       180.3        52.1       456.8      497.4        40.6        0.3        2.8
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
                                                  INCLUDING        465.4      487.3        21.9        0.2        3.8
-------------- ----------- ---------- ----------------------- ----------- ---------- ----------- ---------- ----------
      FNX0127      3975.0     1040.0       183.4        31.7       453.3      460.0         6.7        0.2        3.6
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0128      3975.0     1040.0       183.2        20.5       467.1      535.0        67.9        0.3        1.8
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
                                                  INCLUDING        467.1      495.0        27.9        0.3        2.7
-------------- ----------- ---------- ----------------------- ----------- ---------- ----------- ---------- ----------
                                                  INCLUDING        514.0      535.0        21.0        0.4        1.5
-------------- ----------- ---------- ----------------------- ----------- ---------- ----------- ---------- ----------
      FNX0129      3550.0     1142.9       172.1        79.2                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0136      4450.0      931.4       161.5        30.8       529.2      532.2         3.0        0.1        1.1
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0137      4450.0      931.4       122.3        60.9       521.8      523.5         1.7        0.1        1.9
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0138      4450.0      931.4       121.9        73.5       567.6      572.7         5.1        0.3        1.7
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0145      3800.0     1068.8       187.2        79.5       479.7      481.0         1.3        0.3        3.0
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0146      3800.0     1101.3       182.8        70.2                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0147      3800.0     1101.3       186.1        58.4                                             NSV
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------------------
      FNX0148      3800.0     1101.3       187.6        45.3       379.0      425.0        46.0        0.3        2.9
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
                                                  INCLUDING        399.5      420.5        21.0        0.3        3.9
-------------- ----------- ---------- ----------------------- ----------- ---------- ----------- ---------- ----------
      FNX0149      3800.0     1101.3       183.3        28.8       444.0      447.5         3.5        0.2        1.3
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0150      3800.0     1101.3       188.4        17.5       487.0      500.0        13.0        0.1        1.8
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0155      3300.0     1201.5       176.5        78.7       467.2      480.5        13.3        0.4        1.7
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------
      FNX0156      4425.0      937.0       170.5        38.8       484.4      548.3        65.9        0.1        1.7
-------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------- ---------- ----------

NOTES FOR TABLE :

     o THE LENGTHS REPORTED ARE INTERSECTION LENGTHS; TRUE WIDTHS ARE INTERPRETED TO BE APPROXIMATELY 90% TO 100% OF THE INTERSECTION LENGTHS REPORTED
     o    Cu = COPPER; Ni = NICKEL
     o    NSV = NO SIGNIFICANT VALUES

[FNX LOGO]                        SUDBURY JOINT VENTURE
                                  MCCREEDY WEST PROPERTY


                                     [MAP]

Document  65. Technical  Review  of the  Resources  of the  McCreedy  West Mine
              Property, Sudbury Area, Ontario, dated March 5, 2003.

REVIEW OF THE MINERAL RESOURCES OF THE McCREEDY WEST MINE PROPERTY, SUDBURY AREA, ONTARIO

PREPARED FOR FNX MINING COMPANY INC.


MARCH 5, 2003

ROSCOE POSTLE ASSOCIATES INC.
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TABLE OF CONTENTS

                                                                            PAGE
SUMMARY....................................................................... 1

INTRODUCTION AND TERMS OF REFERENCE........................................... 8
     UNITS OF MEASUREMENT AND CURRENCY........................................ 9
     SOURCES OF INFORMATION.................................................. 10

DISCLAIMER................................................................... 12

PROPERTY DESCRIPTION AND LOCATION............................................ 13

ACCESSIBILITY, LOCAL RESOURCES INFRASTRUCTURE, CLIMATE AND PHYSIOGRAPHY...... 16
     ACCESSIBILITY........................................................... 16
     LOCAL RESOURCES......................................................... 16
     SITE INFRASTRUCTURE..................................................... 16
     PHYSIOGRAPHY AND CLIMATE................................................ 18

HISTORY...................................................................... 18
     SUDBURY CAMP............................................................ 18
     MCCREEDY WEST MINE DEVELOPMENT AND PRODUCTION........................... 19

GEOLOGICAL SETTING........................................................... 20
     REGIONAL GEOLOGY........................................................ 21
     LOCAL AND PROPERTY GEOLOGY.............................................. 23

DEPOSIT TYPES................................................................ 25
     MCCREEDY WEST CONTACT DEPOSITS.......................................... 26
     950 FOOTWALL VEIN COMPLEX............................................... 27
     700 FOOTWALL COMPLEX.................................................... 28

MINERALIZATION............................................................... 38

EXPLORATION.................................................................. 38
     MCCREEDY WEST MINE GENERAL.............................................. 38
     FILL-IN DRILLING, DEPOSIT AREA FOLLOW UP AND EXPANSION.................. 39

DRILLING..................................................................... 39
     DRILLING DATABASE....................................................... 39
     FNX DRILLING............................................................ 41
     INCO DRILLING........................................................... 42
     ASSAY DATABASE.......................................................... 42

SAMPLING METHOD AND APPROACH................................................. 43

SAMPLE PREPARATION, ANALYSES AND SECURITY.................................... 44

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
     SAMPLE PREPARATION AND ANALYSES......................................... 45
     ASSAY QUALITY CONTROL/QUALITY ASSURANCE................................. 46
     SECURITY................................................................ 47

DATA VERIFICATION............................................................ 47

ADJACENT PROPERTIES.......................................................... 48

MINERAL PROCESSING AND METALLURGICAL TESTING................................. 48

MINERAL RESOURCES ESTIMATE................................................... 48
     ESTIMATION METHODOLOGY AND PARAMETERS................................... 50
         CONTACT DEPOSITS AND 950 COMPLEX.................................... 50
         700 COMPLEX......................................................... 51
     CUT-OFF GRADE........................................................... 57
     GRADE CAPPING........................................................... 57
     MINIMUM MINING WIDTH.................................................... 59
     BULK DENSITY............................................................ 59
     ASSAY INTERVAL COMPOSITING.............................................. 61
     MINERALIZATION CONTINUITY AND VARIOGRAPHY............................... 62
     MODELLING APPROACH...................................................... 62
     MODEL VALIDATION........................................................ 66
     CLASSIFICATION.......................................................... 74

MINING OPERATIONS............................................................ 76

RECOVERABILITY AND CONTRACTS................................................. 77
     OFF-TAKE AGREEMENT...................................................... 78

NICKEL, COPPER, PGM AND GOLD MARKET.......................................... 78
         NICKEL.............................................................. 79
         COPPER.............................................................. 80
         COBALT.............................................................. 81
         PLATINUM............................................................ 82
         PALLADIUM........................................................... 82
         GOLD................................................................ 82

ENVIRONMENTAL CONSIDERATIONS................................................. 83

TAXES........................................................................ 83

CAPITAL AND OPERATING COST ESTIMATES......................................... 83

ECONOMIC ANALYSIS............................................................ 84

PAYBACK...................................................................... 84

MINE LIFE.................................................................... 84

OTHER RELEVANT DATA AND INFORMATION.......................................... 85

INTERPRETATION AND CONCLUSIONS............................................... 85

RECOMMENDATIONS.............................................................. 86

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
REFERENCES AND SOURCES OF INFORMATION........................................ 89

SIGNATURE PAGE............................................................... 91

CERTIFICATE OF QUALIFICATIONS................................................ 92

APPENDIX 1................................................................... 94
     FNX SUMMARY RESOURCE REPORTS............................................ 94



LIST OF TABLES

                                                                            PAGE
TABLE 1  SUMMARY OF McCREEDY WEST MINE PROPERTY RESOURCES..................... 3

TABLE 2  SUMMARY OF McCREEDY WEST MINE PROPERTY RESOURCES BY DEPOSIT.......... 4

TABLE 3  LOCATION OF McCREEDY WEST MINE PROPERTY RESOURCES................... 27

TABLE 4  SUMMARY OF McCREEDY WEST MINE PROPERTY RESOURCES.................... 49

TABLE 5  SUMMARY OF McCREEDY WEST MINE PROPERTY RESOURCES BY DEPOSIT......... 50

TABLE 6  RESOURCE DRILL INTERCEPTS FOR CONTACT DEPOSITS AND
         950 FOOTWALL VEIN COMPLEX........................................... 52

TABLE 7  SUMMARY OF MODELLING PARAMETERS FOR CONTACT DEPOSITS................ 63

TABLE 8  SUMMARY OF RESOURCE INTERCEPTS FOR THE INTER MAIN DEPOSIT........... 68


LIST OF FIGURES

                                                                            PAGE
FIGURE 1  PROPERTY LOCATION MAP  McCREEDY WEST MINE PROPERTY................. 14

FIGURE 2  DISPOSITION OF McCREEDY WEST PATENTED PARCELS AND
          PROPERTY GEOLOGY................................................... 15

FIGURE 3  LOCATION OF THE McCREEDY WEST MINE PROPERTY IN THE SUDBURY BASIN... 22

FIGURE 4   GEOLOGY OF THE SUDBURY BASIN...................................... 23

FIGURE 5  GENERALIZED GEOLOGIC CROSS SECTION OF CONTACT AND
          FOOTWALL DEPOSITS.................................................. 25

FIGURE 6  SKETCH LOCATION OF DEPOSITS WITH ESTIMATED RESOURCES
          McCREEDY WEST MINE PROPERTY........................................ 29

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
FIGURE 7  GEOLOGIC CROSS SECTION OF THE INTER MAIN CONTACT DEPOSIT........... 31

FIGURE 8  GEOLOGIC CROSS SECTION OF THE INTER MAIN WEST CONTACT DEPOSIT...... 32

FIGURE 9  GEOLOGIC CROSS SECTION OF THE EAST MAIN CONTACT DEPOSIT............ 33

FIGURE 10 GEOLOGIC CROSS SECTION OF THE UPPER MAIN CONTACT DEPOSIT........... 34

FIGURE 11 GEOLOGIC CROSS SECTION OF THE 950 FOOTWALL VEIN COMPLEX............ 35

FIGURE 12 GEOLOGIC CROSS SECTION OF THE 700 FOOTWALL VEIN COMPLEX............ 36

FIGURE 13 CROSS SECTION SHOWING Cu-Ni-PGE-Au BEARING MASSIVE SULPHIDE VEINS
          700 FOOTWALL VEIN COMPLEX.......................................... 37

FIGURE 14 SKETCH PLAN SHOWING DIAMOND DRILLING IN AREA OF DEPOSITS
          WITH RESOURCES..................................................... 40

FIGURE 15 CROSS SECTION OF THE INTER MAIN CONTACT DEPOSIT SHOWING WIREFRAME
          AND BLOCK MODEL.................................................... 69

FIGURE 16 CROSS SECTION OF THE EAST MAIN CONTACT DEPOSIT SHOWING WIREFRAME
          AND BLOCK MODEL.................................................... 70

FIGURE 17 CROSS SECTION OF THE UPPER MAIN CONTACT DEPOSIT SHOWING WIREFRAME
          AND BLOCK MODEL.................................................... 71

FIGURE 18 CROSS SECTION OF THE 950 COMPLEX DEPOSIT SHOWING WIREFRAME
          AND BLOCK MODEL.................................................... 72

FIGURE 19 CROSS SECTION OF THE INTER MAIN WEST CONTACT DEPOSIT SHOWING
          WIREFRAME AND BLOCK MODEL.......................................... 73

FIGURE 20 SKETCH OF AREAS OF INDICATED AND INFERRED RESOURCES (INTER MAIN
          AND EAST MAIN DEPOSITS)............................................ 75

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SUMMARY

     Roscoe Postle Associates Inc. (RPA) was requested by FNX Mining Company Inc. (FNX) to review and audit FNX-prepared resource estimates for the McCreedy West Mine property nickel-copper-cobalt-Pt-Pd-Au-bearing deposits and to prepare an independent report conforming to National Instrument (Ni) 43-101 and Form 43-101F1 reporting requirements.

     FNX has an option agreement with Inco Limited (Inco) under which FNX may undertake exploration and mining of five Inco properties in the Sudbury area. FNX has formed a joint venture with Dynatec Corporation of Richmond Hill, Ontario (75% and 25% interests respectively) to carry out exploration, mining development and eventually mining on the Inco properties on behalf of the joint venture. FNX is responsible for exploration and resource estimation. A separate, non-public, agreement between FNX and Inco, the "Off-Take Agreement", grants Inco the right to purchase FNX/Dynatec mine production and defines the payment terms. In essence, FNX accountable metals (content subject to Inco payment) are defined based on Clarabelle mill and Inco smelting and refining recoveries in addition to LME metal prices. FNX is carrying out metallurgical testing for each deposit.

     The McCreedy West Mine property is located in Levack Township within the Sudbury Mining District on the North Range of the Sudbury Intrusive Complex
(SIC), some 34 km northwest of the city of Sudbury and about 400 km northwest of Toronto. The property encloses the town of Levack and totals 804.24 acres (325.46 hectares) held under eight freehold patented parcels: 544SWS, 1971SWS, 5586SWS, 5591SWS, 8675SWS, 8784SWS, 8785SWS and 22185SWS. The patents include surface and mining rights.

     The five deposits and associated zones for which FNX and Dynatec have estimated Mineral Resources to date on the McCreedy West Mine property include "Contact" and "Footwall Vein" deposits typical of others mined by Inco from 1970 to 1997 on the

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property and elsewhere at mines located along the SIC North Range. Combined past production by Inco from the McCreedy West Mine to 1997 totals 15.76 million tons (14.3 million tonnes) averaging 1.44% Ni, 1.70% Cu, and 0.043 oz/ton total precious metals (Pt, Pd, Au). Cobalt and rhenium were also recovered.

     The Mineral Resources are located from 200 ft. depth to about 1,450 ft. depth. They are delineated in pipe-like, lenticular and tabular "contact deposits" occurring along the SIC footwall contact hosted by sublayer dark norite and late granitc breccias, or in "Foot Wall Vein Complexes" located in the Archean footwall rocks and hosted in Sudbury Breccias and brecciated Levack Complex granitic gneisses. The Contact deposits are the Inter Main, Inter Main West, East Main, Upper Main and Upper Main Hanging Wall. The footwall vein deposits are the 950 Complex and the 700 Complex.

     Inco has mined portions of the Upper Main, 700 Complex and the 950 Complex. Dynatec has rehabilitated the McCreedy West Mine decline and recently completed five raises on veins in the 700 Complex.

     FNX estimated Indicated and Inferred Mineral Resources for the contact deposits and the 950 Foot Wall Vein Complex from mid January to mid February 2003. Dynatec estimated Measured, Indicated and Inferred Mineral Resources for the 700 Footwall Vein Complex in late 2002.

     In RPA's opinion the data collection (drilling, sampling, assaying) and quality control and assurance (QA/QC) work by FNX is above industry standard and conforms to best practices guidelines set by the OSC/TSE Mining Standards Task Force (1999). The FNX QA/QC program has been reviewed, and a report prepared, by Ms. Lynda Bloom, M.Sc., P.Geo., of Analytical Solutions Inc. (Bloom, 2003). RPA has reviewed the Bloom report, has examined the data used in the report and agrees with its conclusions and recommendations. RPA has also reviewed an earlier report, dated July 27, 2001, prepared by Spiteri Geological & Mining Consultants (SGM) entitled "Fort Knox Project Sudbury, Ontario Independent Check Sampling and Assaying Program". RPA has

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accepted and relied on the Bloom (2003)and SGM reports for the assaying QA/QC information described in this report.

     The drilling and assay database, consisting of past Inco surface and underground drilling and recent FNX holes, is extensive and adequate for Mineral Resource estimation, and supports the classification assigned to the resources by FNX and Dynatec. Assaying core for precious metals and cobalt was not done for some Inco holes used in the resource estimation of contact deposits. Historically, precious metals and cobalt values have been low in contact deposits and are not significant in terms of mine viability. Consequently these metals are not reported in the contact deposits' resources.

     McCreedy West Mine property Mineral Resources, as estimated by FNX and Dynatec, are summarized in Tables 1 and 2.



            TABLE 1 SUMMARY OF MCCREEDY WEST MINE PROPERTY RESOURCES FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT

RESOURCE                                              Pt         Pd        Au
CATEGORY              SHORT TONS    % Ni    % Cu   (OZ/TON)   (OZ/TON)  (OZ/TON)
--------------------------------------------------------------------------------
CONTACT DEPOSITS
Indicated              1,081,000    2.09    0.27      -          -         -
Inferred                 376,000    1.75    0.40      -          -         -

FOOTWALL DEPOSITS
Measured*                 59,900    0.62    5.52    0.054      0.089     0.046
Indicated*               599,000    0.36    2.12    0.064      0.068     0.026
Measured &               659,000    0.38    2.43    0.063      0.070     0.028
Indicated*
Inferred*                 16,000    0.70    4.36    0.050      0.068     0.042


*Includes 700 Complex Resources that are diluted



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       TABLE 2 SUMMARY OF MCCREEDY WEST MINE PROPERTY RESOURCES BY DEPOSIT
         FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT

                        RESOURCE        SHORT                     Pd        Pt      Au
DEPOSIT/ZONE            CATEGORY         TONS     %Ni     %Cu   OZ/TON    OZ/TON  OZ/TON
----------------------------------------------------------------------------------------
Inter Main & HW         Indicated     866,000    2.02    0.24      -        -        -
                        Inferred       60,500    2.00    0.20      -        -        -

Inter Main West         Inferred      112,000    2.31    0.53      -        -        -

East Main               Indicated     167,000    2.54    0.35      -        -        -
                        Inferred       76,300    1.26    0.51      -        -        -

Upper Main              Indicated      48,000    1.87    0.46      -        -        -

Upper Main HW           Inferred      128,000    1.44    0.31      -        -        -

700 Footwall Complex    Measured*      59,900    0.61    5.52    0.054    0.089    0.046
                        Indicated*     78,900    0.97    6.62    0.049    0.083    0.047
                        Inferred*      16,000    0.70    4.36    0.050    0.068    0.042

950 Footwall Complex    Indicated     520,000    0.27    1.44    0.066    0.066    0.022

*Uncut and diluted

     The contact and 950 Complex deposits were wireframed and 3-D block modelled using Datamine software in a conventional fashion. Inverse distance (ID(2) and ID(4) respectively) was employed for block grade interpolation using specific gravity and length-weighted assay composites. Nearest neighbour interpolation validated the models. The resource estimation database consists of Inco and FNX surface and underground drilling, core sampling and assaying. The resource modelling is based on a 1% Ni cut-off grade and a minimum mining width of 8.0 ft. true width for the contact deposits. For the 950 Complex, the cut off grade is 0.75% Ni equivalent over the same minimum mining width. These cut-off grades and widths are reasonable in RPA's opinion.

     The 700 Complex was modelled on 25 ft. spaced cross sections with resources estimated by the cross sectional polygon method employing ACAD software for area measurement on section. Minimum mining width is 5.0 ft. true width. The Measured Resources are based on drilling and some underground development and sampling. The Indicated and Inferred Resources are based on drilling alone.


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     Cut-off grades were determined from anticipated costs of applicable mining methods in conjunction with the Inco Off-Take Agreement and 2003 and late 2002 metal prices as outlined in this report.

     The FNX estimation of Mineral Resources for the contact deposits and the 950 Footwall Vein Complex, by 3-Dimensional computer block modelling, has been done to industry standards and is reasonable, in RPA's opinion.

     The resource block modelling and estimation methodology and parameters are reasonable for global estimation of Indicated and Inferred Resource grade and tonnage for the contact deposits and the 950 Complex. Some refinements to the modelling should be considered for future resource updates

     Dynatec estimated the 700 Complex Measured, Indicated and Inferred Resources in keeping with industry standards by the cross sectional polygonal method. Grades are uncut in keeping with past Inco practice in mining the down dip portion of the zone and the resource is diluted. In RPA's opinion the 700 Complex estimate is reasonable, however the impact of grade capping should be investigated for future estimation of Mineral Resources and Mineral Reserves.

     RPA has minor concerns that do not affect the Mineral Resource estimates in any material way. RPA's recommendations concerning resource estimation are discussed in the various sections of this report. They are summarized as follows:


     GENERAL AND CONTACT DEPOSITS

          o RPA recommends more regularized core sampling with a maximum interval of 5 ft. or less in potential resources intercepts. This will facilitate compositing for block modelling and offer better local grade resolution in the grade block model.

          o Instead of marking actual drill hole numbers on sample bags to facilitate administration of assay results, RPA recommends use of a separate administrative numbering system for sample bags to cross reference bag lot/batch file numbers to hole numbers.


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          o    Within the wireframe models there are substantial drill
               intercepts of sub cut-off low grade/waste that may represent discrete zones distinct from the main bodies. Practice elsewhere in the Sudbury Camp is to consider that selective mining can leave a waste interval of 10 ft. and distinct footwall or hanging wall zones orphaned by this waste interval maximum are modelled separately. RPA recommends that FNX consider this practice for future resource estimates.

          o RPA notes that two intercepts in the Inter Main deposit do not make grade-width minimums and recommends that future resource updates remodel the wireframes to eliminate these intercepts, if this action is still warranted after completion of the ongoing fill-in drilling.

          o In order to improve the reliability of SG weighting in resource estimation at McCreedy West Mine, RPA recommends that SG tests be done routinely for core samples where higher Ni and Cu grades are anticipated and for semi massive to massive sulphides mineralization.

          o The maximum number of samples for block interpolation at 10 to 20 combined with ID(2) interpolation may over smooth grade somewhat. Interpolation parameters, lower number of maximum samples/octant search etc., should be examined for future resource and reserves estimation where better local grade resolution will be required for mine planning.

          o Additional test work on rejects and core duplicates for precious metals zones recommended to improve QA/QC work.


     950 FOOTWALL VEIN COMPLEX

          o RPA recommends that additional studies be undertaken to determine how sensitive the block model grade estimate is to capping levels, and what capping levels would be appropriate for this deposit. In RPA's opinion, the Pt and Pd grades in the 950 Complex should probably be capped at something closer to 15 g/t, while for Au the cap should be in the order of 10 g/t.

          o RPA recommends that additional work be carried out to refine the grade interpolation search parameters employed. Variography for PGEs and Au within the 950 Complex may be warranted and should be considered by FNX in future resource updates.

          o RPA notes that the search orientation is not optimal for some portions of the 950 Complex volume model owing to the variations in dip of the mineralization and will result in poor local grade estimation, even though the global resource estimate may not be affected too much. RPA recommends


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               that this be rectified as soon as possible. One possible means of correcting the problem would be to divide the wireframe model into a number of smaller, less complex, domains, each with their own search ellipsoid and sample dataset.

          o RPA recommends that, unless some resource classification scheme is tied to the use of the 50 ft. x 50 ft. x 5 ft. grade interpolation search, that this ellipsoid be discarded. RPA further suggests that the minimum sample number constraint of 5 seems somewhat restrictive, while the maximum sample limit at 20 seems a bit too high. RPA recommends that additional work be carried out to refine the search parameters employed.

          o RPA agrees with the Mineral Resource classification for the 950 Complex currently made on a purely geologic basis but recommends that further work be done on the estimation parameters to develop a more formal set of criteria.


     700 FOOTWALL VEIN COMPLEX

          o RPA recommends further work to examine the impact of grade capping on resource estimation for the 700 Complex.

          o Pt, Pd and Au prices have increased substantially since the Inco resource estimate of 2001 and subsequent Dynatec resource estimate in 2002. RPA recommends that the resource/economic potential of sub cut-off resource polygons be re-assessed based on current metal prices.










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INTRODUCTION AND TERMS OF REFERENCE

     Roscoe Postle Associates Inc. (RPA) was requested by FNX Mining Company Inc. (FNX) to review and audit FNX-prepared resource estimates for the McCreedy West Mine property nickel-copper-cobalt-Pt-Pd-Au-bearing deposits and to prepare an independent report conforming to National Instrument (Ni) 43-101 and Form 43-101F1 reporting requirements.

     FNX has an option agreement with Inco Limited (Inco) under which FNX may undertake exploration and mining of five Inco properties in the Sudbury area. FNX has formed a joint venture (The Sudbury Joint Venture) with Dynatec Corporation of Richmond Hill, Ontario (75% and 25% interests respectively) to carry out exploration, mining development and eventually mining on the Inco properties on behalf of the joint venture. FNX is responsible for exploration and resource estimation.

     Combined past production by Inco Limited (Inco) from the McCreedy West Mine to 1998 totals 15.76 million tons (14.3 million tonnes) averaging 1.44% Ni, 1.70% Cu, and 0.043 oz/ton total precious metals (Pt, Pd, Au) (Patterson, 2001). Cobalt and rhenium were also recovered. Down dip along the Sudbury Intrusive Complex (SIC) to the southeast are adjacent Falconbridge Limited properties on which are located the former Onaping Mine, the currently producing Craig Mine and the Onaping Depth deposit that is under consideration for development.

     The deposits for which FNX has estimated resources to date are on the McCreedy West Mine property located on the North Range of the Sudbury Intrusive Complex (SIC). Exploration drilling and underground development are ongoing and the FNX resource estimates will require remodelling and updating as additional results for exploration and resource fill-in holes are received. The Inter Main deposit had been intersected by only six Inco drill holes but no resources had been estimated. Its potential for substantial


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tonnage was not fully recognized until after FNX exploration and delineation drilling in 2002.

     Exploration and mine development plans for 2003 call for the installation of a drill drift on the 950 ft. Level to conduct advanced exploration and fill-in drilling as well as the development and mining of the 700 Footwall Vein Complex and Inter Main deposit.

     FNX has estimated resources for the following deposits on the McCreedy West Mine property:

     o    Inter Main, Inter Main West
     o    East Main
     o    Upper Main and Upper Main Hanging Wall
     o    950 Footwall Vein Complex

     The estimates were prepared by FNX in late January to mid February 2003.

     Dynatec has estimated the resources for the 700 Footwall Vein Complex. The FNX-Dynatec Joint Venture deposits occur from surface to 1,435 ft. depth and have been explored by Inco surface and underground drilling and by recent FNX drilling from surface.


UNITS OF MEASUREMENT AND CURRENCY

     Historically, the operating measure for exploration data, mine operations and mineral processing at the McCreedy West Mine property and the Sudbury Camp has been the Imperial System under which length is expressed in feet and tenths of feet, volume is expressed as cubic feet, mass expressed as short tons (tons), nickel and copper grades are expressed as percent. Precious and platinum group metals grades are expressed in grams per tonne in current assay reports and maintained in the database as such with conversion to Imperial units for consistency of measure made during resource estimate calculations. RPA confirmed this procedure in Datamine with FNX.


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     Metals and mineral acronyms in this report conform to mineral industry accepted usage. The tonnage factor, for volume conversion to tons, is short tons per cubic feet. Mineral Resources and Mineral Reserves were reported in SI (metric) and Imperial units. FNX has retained this system for its ongoing exploration work and resource reporting to maintain consistency with older data. To avoid confusion with older public information and recent FNX public releases, RPA has retained the Imperial System for reporting to be consistent with historical practice except for generalized geographic references which are SI.

     Dollars are expressed in Canadian currency unless otherwise noted. Nickel, copper and cobalt prices are stated as US$/lb whereas gold and platinum group metals prices are stated in US dollars per troy ounce. The US/Canadian dollar exchange rate at the time of this report is approximately US$0.65/C$1.00 and this rate is used in this report for currency conversion. The resource statements reviewed have differing dates are based on different metal prices that were current at the time of the estimate, e.g. the 700 Footwall Vein Complex. As such the price basis for the various resource estimates is stated where appropriate in this report.


SOURCES OF INFORMATION

     R. E. Routledge, M.Sc., P.Geol., RPA Consulting Geologist, visited the FNX Sudbury office and the McCreedy West Mine and Levack sites from February 3, 2003 to February 7, 2003 and reviewed various reports and other documents supporting FNX's resource estimation. An FNX drill site on surface was visited and the 700 Footwall Vein Complex was visited underground on the 570 and 750 Levels.

     FNX drill core was examined and checks on basic data were performed to verify that drilling, sampling, assaying and other exploration data have been acquired by mining industry accepted standards and under Mining Standards Task Force Final Report (TSC/OSC, 1999) best practices guidelines. FNX and Dynatec provided an ASCII digital database of drill holes and assay data, digital resource wireframes, digital maps and other digital data by email transfer or on compact disk (CD). Various resource reports, FNX


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exploration procedure guidelines and spreadsheet working files were also provided. RPA has reviewed and audited resources on a confidential basis for another property on the North Range near the FNX properties and is familiar with the geology, exploration, resource estimation criteria and mining for SIC contact and footwall type deposits.

     The FNX assaying quality control and assurance program (QA/QC) has been reviewed and a report prepared for FNX by Ms. Lynda Bloom, M.Sc., P.Geo., of Analytical Solutions Inc. (Bloom, 2003) immediately prior to this report. RPA has reviewed the Bloom report, has examined the data used in the report and agrees with its conclusions and recommendations. RPA has also reviewed an earlier report, dated July 27, 2001, prepared by Spiteri Geological & Mining Consultants (SGM) entitled "Fort Knox Project Sudbury, Ontario Independent Check Sampling and Assaying Program" submitted to Fort Knox Gold Resources Inc., the precursor company to FNX. The SGM report has been largely superceded by the Bloom (2003) report, in RPA's opinion, and RPA has accepted and relied on Bloom
(2003) for the QA/QC information described in this report.

     Discussions were held with Dr. James Patterson, Ph.D, P.Geo., Vice President of Exploration (FNX); Mr. James Lavigne, M.Sc., P. Geo., FNX Resource Senior Project Geologist; Mr. John Everest, M.Sc., FNX Senior Project Geologist; Mr. Pat Lewis, P.Geo., FNX Project Coordinator; Mr. Gerry Shields, FNX surveyor; Mr. Tony Makuch, P.Eng., Dynatec, and Mr. Chris R. Davis, M.Sc., Inco Senior Geologist. These personnel cooperated with RPA to the fullest extent.

     The review and audit was carried out by R. E. Routledge, M.Sc., P.Geol., RPA Consulting Geologist, with assistance by D.R. Rennie, P.Eng., RPA Consulting Geologist of RPA's Vancouver office and J.T. Postle, P.Eng., RPA Consulting Engineer of RPA's Toronto office.

     Documentation reviewed and other sources of information are listed at the end of this report under References and Sources of Information.



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DISCLAIMER

     This report was prepared for FNX Mining Company Inc. by RPA. The information, conclusions and recommendations contained herein are based on: i) information available to RPA at the time of report preparation, ii) data supplied by FNX and available from outside sources and, iii) assumptions, conditions and qualifications set forth in this report. RPA is not responsible for any omissions in, and RPA does not guarantee, and makes no warranty as to the accuracy of, information received from outside sources. Any use of, or reliance on, this report by any third party, without written permission of RPA, is at the party's sole risk.

     RPA has conducted this review and audit in accordance with the methodology and format outlined in Ni 43-101 and Form 43-101F1.

     The Mineral Resources of the McCreedy West Mine property are not exposed at surface to allow independent sampling. Practice at these former Inco mines was to assay whole drill core samples so that virtually nothing remains of the original mineralized intersections of core that can be independently sampled and assayed. Some core rejects from Inco drilling were acquired and assayed by SGM
(2001) but difficulty in repeating values was encountered due to oxidation of sulphides in the samples.

     FNX core is available for sampling, however, RPA did not perform any independent verification sampling and assaying of core. The decision not to sample was taken because FNX sawn core for deposit key intercepts and photographic records were examined by RPA (7 holes) at Sudbury and Levack storage facilities and visual estimates of nickel and copper grades by RPA agreed well with recorded assays. RPA's examination of 700 Footwall Vein Complex veins underground on February 6, 2003 corroborated mapping and assaying of veins in drifts and raises. Based on the good quality work by FNX, as judged by RPA, RPA has no reason not to accept as reliable the assaying results as presented by FNX and Inco.

     RPA has not researched Inco title to the properties.


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PROPERTY DESCRIPTION AND LOCATION

     The McCreedy West Mine property is located in Levack Township within the Sudbury Mining District on the northwest rim of the SIC, some 34 km northwest of the city of Sudbury and about 400 km northwest of Toronto (Figure 1). The center of the property lies at 46 37' north latitude, 81 23' west longitude. UTM coordinates are Zone 17, 469,000 East, 5,167,000 north (NAD 27).

     The McCreedy West Mine property encloses the town of Levack and totals
804.24 acres (325.46 hectares) held under eight freehold patented parcels:
544SWS, 1971SWS, 5586SWS, 5591SWS, 8675SWS, 8784SWS, 8785SWS and 22185SWS
(Figure 2). The patents include surface and mining rights.

     The mineral titles for the FNX Sudbury area properties, including McCreedy West Mine, are held by Inco. Under an agreement with Inco dated January 2002, FNX has the option to earn 100% of the mining rights to five property parcels that total 1,813 hectares (4,480 acres). The properties subject to the agreement are the McCreedy West Mine, Levack Mine, Norman (Whistle Mine), Victoria Mine and Kirkwood Mine. Descriptions of the other FNX properties are available in Patterson (2001).

     The general terms of the agreement are:

     o    FNX issued 5.5 million common shares to Inco.

     o FNX committed to spend C$14 million in aggregate on exploration of the properties by May 2003, agreed to further spending of C$30 million in aggregate by May 2006.

     o Inco granted the right to nominate up to 20% of the directors to the FNX Board.

     o Inco has the right to earn up to 51% interest in any newly discovered deposit that contains at least the equivalent, in value, of 600 million pounds of nickel. A "newly discovered deposit" is defined as one in an area where there has been no previous drilling.


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FIGURE 1  PROPERTY LOCATION MAP MCCREEDY WEST MINE PROPERTY





[MAP]






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FIGURE 2  DISPOSITION OF MCCREEDY WEST PATENTED PARCELS AND PROPERTY GEOLOGY

                                    [MAP]

     o FNX grants Inco the pre-emptive right to participate in up to 20% of all public and private distributions of FNX common shares, as long as Inco holds >10% of the issued and outstanding shares of FNX.

     o Inco has the right but not the obligation to purchase mineral product from the Properties.

     o Inco has the right of first refusal on any future sale of the mining rights to the properties, other than the sale of a 25% interest to Dynatec Corporation.

     A separate, non-public, agreement between FNX and Inco, the "Off-Take Agreement", defines the payment terms for Inco purchase of FNX/Dynatec ore. In essence, FNX accountable metals (content subject to payment) are defined based on Clarabelle mill and Inco smelting and refining recoveries in addition to LME metal prices.



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ACCESSIBILITY, LOCAL RESOURCES
INFRASTRUCTURE, CLIMATE AND
PHYSIOGRAPHY


ACCESSIBILITY

     The property is readily accessible from Sudbury via all weather blacktop Provincial Highway 144 and Regional Road 8 to Levack. Commercial scheduled air service is available at Sudbury Airport located northeast of the city. A Canadian Pacific Rail single line spur crosses the McCreedy West Mine property south of Regional Road 8 and currently transports McCreedy East Mine ore to Inco's Clarabelle concentrator at Copper Cliff.


LOCAL RESOURCES

     With 93,000 inhabitants in the city and a total population of 166,000 in the surrounding district, Sudbury is a ready source of skilled labour, equipment and supplies for the mining industry. The city is also a major center in northeastern Ontario for commerce, government administration, education and medical facilities. Inco concentrating and smelting facilities are located on the southwest side of Sudbury at Copper Cliff and the Falconbridge smelter is located at Falconbridge northeast of Sudbury. Levack is a residential town with some restaurants and retail outlets, and a few community services including a sewage treatment plant. The McCreedy West mine workings in part underlie the Levack town site.


SITE INFRASTRUCTURE

     Surface installations at the mine site adjacent to the McCreedy West ramp portal, are temporary buildings (trailers) that include shop, compressor shack, office and mine dry. FNX and Dynatec also maintain offices, maintenance and core logging and sample preparation facilities at a separate site in Levack. FNX Sudbury project offices and


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alternate core logging, preparation and storage facilities are located in the
Kelly Lake Road industrial area of Sudbury.

     Electrical power at the McCreedy West Mine property is supplied by a 6.9 KV line from the main Inco Crean Hill transmission line to a substation on the McCreedy West Mine property. The substation provides 4,160 V to the mine site and powers recharge pumps for the Levack potable groundwater supply wells.

     Potable water on the property is delivered by a 6 inch diameter pipe to the mine site from the Falconbridge pump house south of Regional Road 8. Mine process water is pumped from the existing pump house on the Onaping River via a 6 inch diameter pipe to a 1,000 gallon (4,540 liter) tank at the mine compressor building with underground service water delivered by a 4 inch diameter line.

     Natural gas is available from a main line running south of Regional Road 8 at Levack. Current gas piping serves the No. 1 and No. 2 fresh air raises and the shop area of the mine buildings.

     Mining infrastructure includes a 20 ft. by 16 ft. decline at -20% grade to the 1,600 ft. Level haulage drift with average level development at 150 ft. vertical intervals. Mine water is drained along the 1,600 Level to the Levack Mine and is pumped through the McCreedy East/Coleman shaft.

     The decline has recently been rehabilitated by Dynatec to service underground exploration and delineation drilling and for planned production. Dynatec has completed five new raises in the 700 Vein Complex and work on the 950 ft. Level drilling drift is underway.

     There are no tailings ponds or waste treatment facilities on the McCreedy West Mine site and none are planned.


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PHYSIOGRAPHY AND CLIMATE

     Terrain in and surrounding the McCreedy West Mine property is fairly typical of the Canadian Shield with moderate to subdued topographic relief, second growth northern boreal forests and small lakes and swamps. The Onaping River flows south through the west side of the property. Elevations range from 230 m (755 ft.) to 460 m (1,500 ft.) ASL. The intrusive rocks of the SIC North Range stand out in relief on the south side of the property forming low rocky hills trending east-northeast. Bedrock is poorly exposed in lower relief areas. East of the SIC North Range, within the interior of the Sudbury Basin, are farmlands underlain by flat-lying sedimentary and epiclastic rocks covered by Quaternary glacial deposits.

     The climate is northern continental temperate with warm summers and cold winters. Seasonal temperatures average 24.8(0) C in summer and -8.4(0) C in winter. Average annual precipitation is 62.2 mm of rain and 247.5 mm of snow (Patterson, 2001).


HISTORY


SUDBURY CAMP

     The following information is taken from "The Winning of Nickel" written by Joesph R. Boldt, Jr.

                  "In 1865 A. P. Salter, Provincial Land Surveyor, was engaged in base survey work in northern Ontario. While running the meridian line he noted a marked deflection in his compass readings. His report, with the opinion that the deflections were caused by the presence of a large iron deposit nearby, was investigated by Alexander Murray, who was making a geological survey of the district. Examining the land on both sides of Salter's meridian line, Murray took samples from a gossan-stained ridge. One of these samples assayed about 2 per cent copper and 1 per cent nickel - the first ore discovery in the Sudbury area. The gossan-stained ridge, we know now, ran along the hanging wall of what was to be the Creighton Mine orebody."


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                  "In 1865 no one was interested in a mineral deposit in an area that, on account of its roughness and lack of communications, was almost inaccessible. Consequently Murray's discovery, and the assay which showed that the sample contained nickel as well as copper, was forgotten. The Creighton orebody was rediscovered in 1886 in the intensive exploration that followed the mineral outcropping discovery of 1883, incident to the railway construction in the Sudbury area. Fourteen years later, in 1900, an open-pit mining operation was started at Creighton by the Canadian Copper Company. The first shipment of Creighton ore was made in August, 1901."

                  "In 1907 underground mining began. By 1911 it appeared that the Creighton orebody was pinching out at the sixth mine level, but a drilling program proved that the narrowing was only local and that the orebody swelled again below. Later additional orebodies were found at greater depths."

         The Canadian Copper Company eventually became part of Inco. Inco built an integrated mining, metallurgical, smelting and reefing complex in Sudbury that produces nickel, copper, platinum, palladium, gold, silver and other metals for world markets.

         Since the 1800's historic metal production for the Sudbury Basin from over 100 mines is in the order of 8.5 million tonnes of nickel and 8.4 million tonnes of copper. Total reserves and production in the camp are estimated at 1.6 billion tonnes (Patterson, 2001).


MCCREEDY WEST MINE DEVELOPMENT AND PRODUCTION

         The McCreedy West Mine property was originally owned by J. Stobie and the Dominion Mineral Company at which time it was known as Levack West. The Mond Nickel Company acquired the property in 1913, and in 1929 it merged with Inco. In


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1939, the Main Zone was discovered. Development of an access ramp and connecting haulage drift on the 1600 ft. Level to the Levack Mine commenced in 1970.

         The McCreedy West Mine produced 15,763,000 tons of ore at grades of 1.7% Cu, 1.44% Ni, 0.043 oz/ton Pt+Pd+Au ("TPM's) from 1970 to 1997 (Patterson,
2001). The vast majority of this tonnage came from the contact-type deposits. The McCreedy West Mine was shut down in 1997 concurrent with the cessation of hoisting activities at Levack No. 2 Shaft. Much of the buildings were removed but some mine infrastructure remains as described previously.

     FNX exploration began in March 2002 with a budget of $7.8 million for a 16 month program that involved the rehabilitation of the McCreedy West Mine underground workings, assessing potential for near term production from five resource targets and diamond drilling and evaluation of six advanced exploration targets.


GEOLOGICAL SETTING

     The five FNX project areas, including the McCreedy West Mine property, lie within the confines of the SIC and footwall geologic environment (Figure 3). The Sudbury Basin straddles the boundary between the Archean-aged Superior Geologic Province to the north and west, and the Southern Province of early Proterozioic age to the south and east. The Grenville Front, the northern margin of the Grenville Province, lies about 10 km to the southeast of the SIC.

     Superior Province rocks consist of granitic intrusives and gneisses and minor volcanic rocks of the Levack Gneiss Complex that have been dated at 2,700 Ma. These were deformed and metamorphosed at 2,640 Ma and subsequently intruded by northwest trending Matachewan dikes. The Southern Province metavolcanic and metasedimentary formations were deposited between 2,490 Ma and 2,200 Ma and extensively intruded by sills and dikes of Nipissing Diabase circa 2,200 Ma.


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REGIONAL GEOLOGY

     The SIC is an elliptical, layered intrusive body forming the walls of the Sudbury Basin that is 60 km along a NE-SW trend and 28 km wide at surface. The SIC itself is 2.5 km to 3 km thick at surface. SIC igneous rocks dip about 35 DEG. to 45 DEG. towards the center of the basin on the north side and up to vertical on the south. Geologic relationships and age dating indicate an emplacement age of 1,850 Ma subsequent to a meteor impact that caused extensive brecciation of the SIC footwall rocks, and which may have initiated the intrusive event and associated contact metamorphism of the footwall rocks. The original structure exceeded 150 km in diameter. Later tectonic compression, faulting and thrusting at the margins, and deep erosion has modified to its present shape. More extensive thrusting in the South Range has exposed deeper portions of the SIC compared to the North and East ranges and is reflected in differences in the lithologies, mineralogies and ore deposit metal contents.

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FIGURE 3  LOCATION OF THE MCCREEDY WEST MINE PROPERTY IN THE SUDBURY BASIN

                                     [MAP]


     The three main geologic components related to the meteor impact are the SIC emplacement, deposition of the Whitewater sedimentary rocks occupying the center of the Sudbury Basin, and the Sudbury Breccia.

     The SIC itself is composed of an irruptive suite of coarse-grained felsic norites succeeded upwards into the basin by a transition layer of quartz gabbro, and granophyric micropegmatites (Figure 4).

     The Whitewater Group consists of synformal, Aphebian age epiclastic and sedimentary rocks comprising the Onaping Tuff and Onwatin Slate topped by the Chelmsford Sandstone in the center of the basin. The Whitewater Group was deposited


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FIGURE 4   GEOLOGY OF THE SUDBURY BASIN


                                     [MAP]


after emplacement of the irruptive with the tuffs related to volcanic activity associated with intrusion followed by erosion of the SIC and sedimentation within the basin.

     The Sudbury Breccias occur as dikes, stringers and irregular bodies of pseudotachylite that is commonly developed between contacts of contrasting rock types within the footwall of the SIC. The breccias have an aphanitic matrix bearing xenoliths of local rocks, with matrix colour progressively lighter gray and bleached as the footwall is approached.


LOCAL AND PROPERTY GEOLOGY

     The McCreedy West Mine area lies at the west end of the well-mineralized portion of the North Range along which some 16 mines have been developed with production and reserves in excess of 200 million tons. Stratigraphy of the SIC North Range in the McCreedy-Levack area is summarized (Coats and Snajdr, 1984) in descending order from youngest to oldest as follows:


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     o    Olivine diabase dikes
     o    Diabase dikes
     o    Footwall breccia (late granite breccias)
     o    SIC
          o    Upper Zone micropegmatite
          o    Middle Zone transition layer
          o    Lower Zone
               |X| Felsic norite
               |X| Mafic norite
          o    Contact sublayer
     o    Sudbury Breccia
     o    Footwall gneisses

     The geology of the McCreedy West Mine property is typical of the North Range. Basal mafic norite and felsic norite of the SIC Lower Zone overlie sulphide and inclusion-rich sublayer norites and granitic breccias that host the deposits mined at McCreedy West Mine. Brecciated granodiorite, granodiorite gneiss, migmatites and urtramafic layers of the Levack complex form the footwall rocks of the mineralized horizon. The lower SIC contact dips southeast at about 42 DEG. on the property. Figure 5 shows a general cross section of the McCreedy West Mine rocks and deposits mined by Inco.

     The contact sublayer consists of brecciated dark norites and late granite breccias, in mine terminology, that are heterogeneous fine to medium-grained rocks having a variety of inclusions and matrix compositions including a sulphide component as disseminations, irregular blebs and stringers. The sublayer may be locally separated from the SIC lower zone by a septum of footwall gneisses. Matrix partial melting and recrystallization, and variable geometry and composition of the sublayer makes its discrimination from footwall lithology difficult in core logging at times.


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FIGURE 5  GENERALIZED GEOLOGIC CROSS SECTION OF CONTACT AND FOOTWALL DEPOSITS

                                     [MAP]


DEPOSIT TYPES

     Three main types of ore deposits are recognized in the SIC: contact, footwall and offset dike. Of these, the resources on the McCreedy West Mine property have been estimated for contact and footwall deposits. The generalized description of the deposits is adapted from Patterson (2001).

CONTACT DEPOSITS
     The Contact Deposits on the North Range of the SIC occur within embayments in the footwall contact where sublayer is preserved under the lower contact of the SIC felsic norites and dark norite breccias. The Strathcona and Hardy Embayments are local


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examples. The embayments are topographic depressions that may represent troughs in the original wall of the meteor impact crater. These depressions have acted as traps for sublayer breccia material and account for the pipe-like cross section and irregular lenticular plan geometry of many of the Sudbury ore bodies. Thickening of the sublayer is thus an exploration guide to deposits in the camp. Lateral steps or terraces formed where the footwall dip flattens have also concentrated sulphides. The contact deposits commonly penetrate into the brecciated granitic gneiss footwall forming a granite breccia type ore below the sublayer. Copper and precious metals tend to concentrate in vein complexes in the granite breccia type ore.

FOOTWALL DEPOSITS
     Footwall deposits are offshoots of contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. There is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs and gold in the Footwall Deposits. These observations can be applied in exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possibility of a high Cu, high PGM footwall deposit in adjacent footwall breccia.


MCCREEDY WEST CONTACT DEPOSITS

     The contact deposits for which resources have been estimated by FNX are roughly pipe-like to tabular with pinch and swell morphology along strike and dip typical of such deposits in the North Range. Figure 6 and Table 3 summarizes each deposit's location.

     The Inter Main Zone is located east of the mine workings. There is no previous development or mining in the Inter Main Zone. The Inter Main West zone is interpreted as the western and up dip extension of the better-defined Inter Main Zone.


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     The East Main Zone is located near surface east of the mine workings and is undeveloped. A crown pillar to 200 ft. depth will sterilize a portion of the East Main resource.

--------------------------------------------------------------------------------------------------------------------
                             TABLE 3 LOCATION OF MCCREEDY WEST MINE PROPERTY RESOURCES
--------------------------------------------------------------------------------------------------------------------
                            FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
--------------------------------------------------------------------------------------------------------------------
                     MINE GRID         MINE GRID                          STRIKE LENGTH     DIP LENGTH
    DEPOSIT        EASTING (FT.)    NORTHING (FT.)    ELEVATION (FT.)*        (FT.)           (FT.)       DIP (DEG.)
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------
Inter Main & HW   3,600 to 4,675    -1,070 to 1,612   12,122 to 11,645        1,075            715           42
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------
Inter Main West   3,100 to 3,450   -1,070 to -1,275   12,160 to 12,038         350             210           42
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------
Upper Main        2,225 to 2,480     -593 to -772     12,537 to 12,383         255             230           42
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------
Upper Main HW     2,076 to 2,650     -751 to -1114    12,530 to 12,334         574             295
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------
East Main         2,650 to 3,055     -131 to -855     13,035 to 12,394         405             960           42
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------
950 Complex       2,300 to 2,625      139 to -618     12,470 to 11,974         325             825           37
----------------- ---------------- ------------------ ------------------ ----------------- ------------- -----------

     * Surface at about 13,000 ft.


     The Upper Main Zone lies directly below a portion of the Upper Main mined out by Inco. The Upper Main Hanging Wall zone is located approximately 75 ft. in the hanging wall relative to the Upper Main Zone. It forms a significantly larger body than the Upper Main extending down dip and across strike of the Upper Main.


950 FOOTWALL VEIN COMPLEX

     The 950 Complex is a diffuse zone composed of vein, stringer and disseminated sulphides dominated by chalcopyrite (Cu and PGE rich) mineralization with weak Ni in pentlandite. The zone lies in the Levack footwall gneisses down plunge form the 750 Complex and stratigraphically below the Upper Main deposit and has a shallow dip of about 37(DEG.) to 39(DEG.) grid south.
The zone continues down plunge to the PM zone. Inco has mined the lower, south portion of the 950 Complex.


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700 FOOTWALL COMPLEX

     Footwall deposits occur, and have been mined, on the McCreedy West Mine property. The 700 Footwall Complex lies between the 500 ft. and 700 ft. levels. It is a structural zone of high-grade Cu-PGE-Au-Ni veins that dips south and plunges east. The zone is hosted by Sudbury Breccia that extends from surface to 3,000 ft. depth. Veins have shallow to moderate dips that vary along strike. Inco mined deeper portions of the


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FIGURE 6 SKETCH LOCATION OF DEPOSITS WITH ESTIMATED RESOURCES MCCREEDY WEST MINE
PROPERTY

                                     [MAP]
                    VIEW LOOKING NORTHWEST FROM HANGING WALL


                                     [MAP]
                      VIEW LOOKING SOUTHEAST FROM FOOTWALL


                                     [MAP]
                         CROSS SECTION LOOKING SOUTHWEST
                         (MINE WORKINGS NOT DISPLAYED)


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     700 Complex Vein to 1997 as part of a narrow vein test-mining program the results of which were applied by Inco at other footwall deposits. In the mined area veins were somewhat wider than they are up dip in the FNX resource.

     Davis and Bray (2001) describe the characteristics of the veins as follows:

          o The veins consist of massive chalcopyrite with accessory pentlandite and pyrrhotite.
          o Vein widths range from 1/4 inch to 13 ft. with an average mineable vein width of 4.3 ft.
          o The strike and dip lengths of the veins range from 25 ft. to 350 ft.
          o    The average vein dip is 50(DEG.) south.
          o    The veins have an average in-situ grade of 25.5% Cu, 2.2% Ni,
               0.138 oz/ton Pt, 0.257 oz/ton Pd and 0.087 oz/ton Au. This based on a compilation of all diamond drill intersections.
          o The average precious metals distributions in a massive vein are 29% Pt, 53% Pd, and 18% Au.
          o The veins typically bifurcate and split in the strike and dip directions.

     Recent raising by Dynatec on the 700 Complex veins confirms vein splays but also disclosed offsets and dip roll-overs. A conjugate north-striking sub vertical vein set was also recognized that is not well tested by past drilling.

     Geologic cross sections for the deposits are illustrated in Figures 7 to 12.


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FIGURE 7  GEOLOGIC CROSS SECTION OF THE INTER MAIN CONTACT DEPOSIT
                            (view looking northeast)


                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
                  GEOLOGICAL SECTION OF THE INTER MAIN DEPOSIT





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FIGURE 8  GEOLOGIC CROSS SECTION OF THE INTER MAIN WEST CONTACT DEPOSIT
                            (view looking northeast)



                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
                GEOLOGICAL SECTION OF THE INTER MAIN WEST DEPOSIT




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FIGURE 9  GEOLOGIC CROSS SECTION OF THE EAST MAIN CONTACT DEPOSIT
                            (view looking northeast)



                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
                   GEOLOGICAL SECTION OF THE EAST MAIN DEPOSIT





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FIGURE 10  GEOLOGIC CROSS SECTION OF THE UPPER MAIN CONTACT DEPOSIT
                            (view looking northeast)



                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
                  GEOLOGICAL SECTION OF THE UPPER MAIN DEPOSIT





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FIGURE 11  GEOLOGIC CROSS SECTION OF THE 950 FOOTWALL VEIN COMPLEX
                            (view looking northeast)


                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
                      GEOLOGICAL SECTION OF THE 950 DEPOSIT





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FIGURE 12  GEOLOGIC CROSS SECTION OF THE 700 FOOTWALL VEIN COMPLEX
                            (view looking northeast)



                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
                      GEOLOGICAL SECTION OF THE 700 DEPOSIT



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FIGURE 13 CROSS SECTION SHOWING CU-NI-PGE-AU BEARING MASSIVE SULPHIDE VEINS 700
FOOTWALL VEIN COMPLEX
                            (view looking northeast)




                                     [MAP]

                        SUDBURY BASIN, MCCREEDY WEST MINE
               GEOLOGICAL SECTION OF VEINS OF THE THE 700 DEPOSIT




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MINERALIZATION

     The mineral assemblage typical of the North Range contact deposits is, in order of abundance, pyrrhotite (Fe1-xS), pyrite (FeS2), pentlandite ((Fe,Ni)8S9) with lesser amounts of chalcopyrite (CuFeS2) and minor millerite (NiS). Pentlandite contains 34% to 35% Ni whereas millerite carries up to 65% Ni and has a higher specific gravity. Contact deposit mineralization is typically high in nickel (0.5% to 5%+ Ni) but low in copper ((less than)0.5%) and cobalt, and very low in platinum, palladium and gold. Increases in precious metal content and Cu/(Cu+Ni) ratios above 0.5 may indicate the footwall of contact deposit or footwall vein mineralization.

     Contact deposit mineralization occurs as disseminated sulphide blebs, aggregates, net-textured veining, and semi massive to massive sulphides. Commonly the mineralization progresses through these styles from hanging wall to footwall with often a sharp lower contact and assay cut-off for the resource hanging wall.

     Footwall veins are typically massive chalcopyrite and are typically high in copper, PGM's and gold, but low in nickel.


EXPLORATION


MCCREEDY WEST MINE GENERAL

         FNX executed an Option to Purchase Agreement with Inco and the Sudbury Basin Exploration and Mining Joint Venture Agreement with Dynatec effective January 10, 2002. FNX completed an $8 million financing on January 10, 2002 to fund FNX's share of initial expenditures on the Sudbury properties. By late 2002 the FNX-Dynatec Joint Venture had spent in excess of $14 million to fulfill the option agreement terms for 2002. Dynatec subscribed for 50% of the initial $14 million spent with expenditures thereafter being FNX 75%, Dynatec 25% in keeping with Joint Venture interests.


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         During 2002 the Joint Venture spent in excess of $2.8 million on exploration and diamond drilled about 113,000 feet in 107 holes on the McCreedy West Mine property.


FILL-IN DRILLING, DEPOSIT AREA FOLLOW UP AND EXPANSION

     FNX has proposed fill-in drilling to upgrade Inferred Resources to Indicated Resources, to provide more confidence in the interpretation of the contact deposits and vein sets of the 700 Complex, as well as advanced exploration drilling to expand the present limits of mineralization at the McCreedy West Mine deposits. Proposed drilling includes surface and underground totalling 120,000 ft. in 178 holes for the Inter Main, East Main, 950 Complex and 700 Complex deposits. Of this, 95,000 ft. is proposed from the 1,600 ft. drift underground. An additional 52,500 ft. in 65 holes is scheduled for the resource definition drilling at the Boundary and PM zones on the McCreedy West Mine property.


DRILLING


DRILLING DATABASE

     The resource estimation database for the contact deposits and the 950 Footwall Vein Complex is composed entirely of diamond drilling and core sample assays. The 700 Footwall Vein Complex has limited underground chip sampling to supplement drilling. The FNX drilling database includes information for 2,022 Inco surface and underground diamond drill holes provided to FNX under the option agreement. Including 107 FNX series holes, the McCreedy West Mine drill hole database contains records for 2,129 holes totalling 924,958 ft. at the effective date of mid February, the time of preparing this report (Figure 14).


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FIGURE 14 SKETCH PLAN SHOWING DIAMOND DRILLING IN AREA OF DEPOSITS WITH
          RESOURCES


                                     [MAP]


     FNX engaged SGM to audit the Inco database and it was found to be of good quality (Paterson, 2001).

     The digital Central Database is maintained by Century Systems Software with drill log information uploaded from DH Logger software and assay laboratory digital results uploaded using FUSION software. The latter conducts error checking and reports problems before writing data to the Central Database. This system minimizes data transcription error. Similar to Inco, FNX uses Datamine software for resource block modelling and reporting and Central Database records are downloaded to Datamine for this work.

     For the purpose of RPA's review, the McCreedy West Mine property Datamine database was exported to ASCII and AUTOCAD DXF file formats and imported into Gemcom Systems International software (Gemcom). RPA's validation of the database,


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as provided, disclosed a number of assay records that were not supported by collar and length data. Additional "header" records were obtained. Some incomplete records for holes were for other FNX properties and were deleted from the RPA database whereas others were new holes for which data collection was still in progress. RPA found and corrected about five holes that did not have matching lengths and end-of-hole down hole survey depths.


FNX DRILLING

     FNX has drilled 107 holes totalling 113,914 ft. of NQ (47.6 mm core) exploration and resource definition diamond drilling on the McCreedy West Mine/Levack property since project inception in 2001. A single contractor has been used, Bradley Brothers, of Rouyn, QC.

     The FNX staff surveyor spots the hole collars and does the final coordinate pick up at the casings after hole completion. Hole spotting (collar and sighters) and casing surveying is done in "real time" by differential GPS (Trimble GPS, Model 5700) with base station that permits +/- 1cm accuracy. Some checking and verification has been done by a registered Ontario land surveyor. UTM coordinates are recorded by GPS under the North American Datum 1927 system (NAD 27) consistent with local published topographic maps and then converted to MBS (Modified Basin System) for integration with Inco's MEBS (Mine Exploration Borehole System) database. MBS survey coordinates are used by Inco and Falconbridge as well as others exploring and operating in the Sudbury Basin. The MBS coordinate system is all positive latitudes and departures within the SIC to facilitate computer work. Final conversion from MBS to the McCreedyWest Mine/Levack Mine local mine grid (McCreedy 12 grid) is made for the property and resource estimation database. Grid north for the McCreedy West Mine grid is 322.36(0) astronomic but mine grid latitudes may be negative. Elevations for the mine grid are set relative to "sea level" datum of 12,000 ft. (3,658.5m) with the McCreedy West Mine decline portal at about 13,080 ft.


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     All FNX surface holes have been surveyed down-hole under contract by
Sperry-Sun Drilling Services of North Bay, ON. A gyro-based instrument is used to take azimuth and dip measurements at nominal 50 ft. or 100 ft. intervals with a final recording at the toe. Drilling is monitored while in progress using Reflex EZ-Shot instrumentation at 100 ft. intervals. Down-hole surveys compare closely with post drilling Sperry-Sun gyro results except where rock magnetic susceptibility increases near, and in, nickel and copper-bearing sulphides and pyrrhotite to distort the EZ-Shot readings. The Sperry-Sun gyro instrumentation is accurate to +/-0.5(0) on azimuth and +/-0.12(0) on dip, which for a steeply inclined hole of 1,600 ft. such as at the Inter Main deposit, places the toe to within +/-20 ft., assuming no recording or transcribing error. RPA has not examined Sperry-Sun survey records, however, drill holes defining the resources were examined for obvious hole deviation irregularities and none were noted.


INCO DRILLING

     The McCreedy West Mine drill hole database contains 2,022 Inco surface holes and underground holes totaling 811,044 ft. Some 1,573 of these holes have been surveyed downhole but 1,151 holes of these have only dip measurements, no azimuths. Inco drill holes that intersect the current resources are BQ diameter core (36.5 mm) collared from surface and underground. Inco holes in the Inter Main deposit are all drilled underground. Collar locations were picked up from drift survey stations by Inco mine surveyors. Down-hole inclinations for underground holes were measured by Tropari (magnetic instrument) and acid dip tests. Tests were generally done below the casing (+/-10 ft.) and thence at 50 ft. or 100 ft. intervals. No azimuth deviations were determined for most holes; consequently, there is uncertainty in toe deviation and zone intercepts, particularly for longer holes.


ASSAY DATABASE

     The McCreedy West Mine database contains 35,529 assays over 272,813 ft. of which FNX drilling accounts for 4,791 assays over 20,404 ft. FNX routinely assays for Ni,


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Cu, Co, Pt, Pd, Au, Fe, S, Pb, Zn and As. The latter three elements are not used in the resource estimation database.

     FNX has established quality assurance and quality control (QA/QC) procedures according to best practices as established by the OSC/TSE Mining Standards Task Force (1999). Review by RPA confirms that QA/QC is followed to ensure good assaying quality. Repeat assays for QA/QC precision and accuracy monitoring are kept in separate digital files but are not averaged with original values in the database. Assay values less than detection limit are entered at one half the detection limit.

     Inco drilling and assaying comprises a large portion of the McCreedy West Mine database and spans decades during which time assaying methods evolved at Inco's internal Process Technology Laboratory and the suite of elements routinely analyzed varied over time. Since 1990 Inco has used a commercial laboratory (ALS Chemex) with assay methods similar to FNX. Elements assayed for Inco holes within the resource estimation portion of the McCreedy West Mine database, therefore, may lack some or all of Co, PGEs, Au, Fe and S for the contact deposits and Co, Fe and S for the footwall vein deposits. RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better.

     In RPA's opinion the FNX drilling and assay database is adequate for resource and reserves estimation but the lack of PGE and gold analyses for some of the contact deposits, tested by a significant proportion of Inco holes, does not allow reporting of PGE and gold grades.


SAMPLING METHOD AND APPROACH

     The sampling method is NQ (surface) and BQ (underground) diameter diamond coring, halving the core that has intersected Ni-Cu mineralization by diamond sawing, and shipping the core for assay at an independent, accredited, commercial laboratory.


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     Standard logging and sampling conventions have been used for the recording of drill hole information and data. FNX has developed a detailed exploration sampling procedures manual (FNX, 2002). The manual outlines core alignment and scribing by China marker, core recovery and RQD measurements, lithologic and mineralization logging, sample interval preparation, core photography, data entry by laptop computer, upload/download procedures for digital assay reports and digital drill logs to the Central Database.

     Geological data recorded includes lithology, sulphide minerals and percentage of each, alteration minerals and abundance, veining type and orientation, and structures. Sample intervals are defined on the basis of lithology and sulphide abundances by the geologist and are marked at each end with China markers and the sample indicated, by convention, at the start of each sample. Drill logs are entered directly into DH Logger (Century Systems Software) on a laptop computer at each logging station. All mineralized intersections are digitally photographed, both for wet and dry core.

     RPA notes that longer sample lengths may be taken in thick sections of similar mineralization and in waste. This historic practice, while practical for manual resource estimation methods, tends to reduce flexibility in block modelling in that the choice of composite lengths is limited which affects local grade estimation. RPA recommends more regularized sampling with a maximum of interval 5 ft. or less


SAMPLE PREPARATION, ANALYSES AND SECURITY

     The marked core sample is sawed in half with half returned to the core box and half placed in a cloth sample bag. Diamond saw coolant water is continually flushed at the Sudbury core facility to avoid any sample carry-over in the fluid. At Levack, water is recycled but the bath is changed frequently to avoid contamination. A sample tag from the sample tag booklet is stapled into the core box at the beginning of the sample interval


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and another tag is placed in the sample bag with the core for shipment. The third tag remains in the book for reference.

     Sample numbers are independent of the hole number and clearly marked on sample bags in keeping with best practices but the hole number is also put on the bag. Although the latter is done to facilitate administration given the high volume of assay reports from the lab, there is some risk, albeit low, of a third party being able to link good assay results to a particular hole before public release. RPA recommends use of a separate numbering system to cross reference bag lot/batch file numbers to hole numbers.

     Core samples are shipped by via a commercial trucking company to the assay lab in locked cubical plastic containers on palettes.


SAMPLE PREPARATION AND ANALYSES

     Sample preparation and assaying are done by ALS Chemex under contract to FNX. ALS Chemex holds ISO9002 accreditation and participates in the proficiency testing that is required to achieve ISO17025 accreditation. Sample preparation is done in Mississauga and analyses are completed in Vancouver.

     The sample preparation and analytical methods are industry standard. FNX core is crushed to 75% -2 mm (10 mesh) in a Rhino jaw crusher, and riffle split to 200 g to 225 g. Crushers are cleaned with coarse quartz after high sulphide samples. The sample split is milled to 90% -63 microns (200 mesh) in one of three Essa or one of three T.M. Engineering ring pulverizers. Because of multiple use of the mills, samples are not ground in sequence. The pulp is rolled and then split to a 100 g packet by taking four scoops of the homogenized material; the residual +/-125 g are retained in Mississauga.

     In Vancouver, 0.2 g of the pulp packet are fused with 2.6 g of sodium peroxide at 650 DEG. C. When cooled, the resulting melt is dissolved in 250 ml of 10% HCl and the solution analysed by ICP-AES spectrometry for Ni, Cu, Co, Pb, Zn, As, Fe and S. Detection limits are 0.005% for Ni and Cu; 0.002% for Co.

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     For Pt, Pd and Au determinations, 30 g (1 assay ton) are fused by fire assay furnace with lead collection. The lead matte is cupelled to a precious metal bead. After digestion of the bead in 2% HCL, the solution analyzed by ICP-AES. Detection limits are 0.03 g/t (0.001 oz/ton) for Pt, Pd and Au.

     FNX stores all pulps but keeps coarse rejects only for mineralized sections, the rest are discarded. Inco currently employs the same assay procedures.


ASSAY QUALITY CONTROL/QUALITY ASSURANCE

     Analytical Solutions Inc. was contracted by FNX to review and audit FNX's assaying and make improvements to QA/QC procedures where warranted (Bloom, 2003). The FNX QA/QC procedures include the insertion of control blank core samples (1 per 100 samples) and reference standards (1 per 40 samples) for both precious and base metals. Pulp check assaying and limited rejects assaying has been done at Lakefield Research, Lakefield, Ontario and Activation Laboratories, Ancaster, Ontario (ACTLAB).

     ALS Chemex performs standard internal QA/QC to ensure reliable results. Bloom (2003) reports pulp assay precision of +/-5% for Cu and Ni. For 80% to 99% of the precious metals assays precision is +/-50%. This reproducibility is within expected ranges for these metals. Check assays at Lakefield Research (pyrosulphate fusion and XRF) and indicates an accuracy of +/-5% with exceptional agreement for Pd (Bloom, 2003). A minor bias to low Cu reporting was discovered from check assaying by FNX (Bloom, 2003) and 548 pulp samples ((less than)5% of total) are being re-run by ALS Chemex.

     Sixteen sample rejects from hole FNX 3022 in the low sulphide PM precious metals zone were assayed at ACTLAB. The differences from original assays were within +/-25% for Pt, Pd and Au and similar to variances for pulps indicating that splitting rejects does not introduce significant bias (Bloom, 2002).



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     Core duplicates (quarter splits) are not routinely assayed, however, assay results for eight quartered samples are available. Nickel is within 10% and low grade copper within 25% of the mean assay grade of original and quarter split, or within 21% and 60% for absolute differences respectively. Nickel in quartered core was somewhat lower (4%) but this is not statistically significant given the few samples and may relate to oxidation.

     Bloom (2003) has recommended additional test work on rejects and core duplicates for precious metals zones. RPA agrees with this recommendation.


SECURITY

     At the drill site core box and lids are fibre taped shut after filling and core boxes are retrieved by FNX technicians on a timely basis and delivered to the core logging facility.

     After core processing, sulphide-mineralized intersections key to resource estimation remain racked in the core facility buildings that are locked when unattended by FNX personnel. Footwall and hanging wall sublayer core is stored in outside racks enclosed within barbed wire-topped chain link fence compounds under lock and key. Permanent core storage is at the Inco Frood-Stobie core farm. Core for upper sections of holes intersecting barren Upper and Middle layer SIC units (waste) is dumped at Inco's core disposal site at Frood-Stobie.

     Bagged samples, and container-packed samples tamper-proof sealed for shipping to ALS Chemex, are kept within the core facility buildings until loaded for commercial trucking. The high level of digital integration and software verification for data transfer eliminates most human error and makes tampering of sample results difficult.


DATA VERIFICATION

     RPA checked original assay certificates with a number of drill logs and corresponding database entries and found no errors in the FNX work. Sampled intervals of core in core


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boxes for resource intercepts were checked against drill logs for seven holes and RPA's visual estimates of Cu and Ni grades in core were in line with recorded assays. Core sampling is well-managed to reduce sample length measurement error at the primary data collection stage. Core recovery is generally very good with broken, ground or lost core in sulphide sections infrequent. The sampling is better than industry standard, in RPA's opinion. Only one error of 0.1 ft. in a recorded sample interval was noted and this was due to a smeared footage block


ADJACENT PROPERTIES

     Included in the FNX option of Inco properties is the adjacent former Levack Mine property adjoining the McCreedy West Mine property on the east. Down dip from the FNX McCreedy West Mine property is Falconbridge's former Onaping Mine with Falconbridge's active Craig Mine to the east. Inco deep drilling on the far eastern portion of the McCreedy West Mine property intersects the west portion of Falconbridge's Onaping Depth Deposit, a major contact deposit.


MINERAL PROCESSING AND METALLURGICAL TESTING

     No metallurgical testing has been carried out by FNX. The metallurgy of the deposits has been well established by previous mining on the property, on similar deposits in the North Range and in the Sudbury Camp in general. Expected metal recovery from milling to refining is defined in the FNX-Inco Off-Take agreement.


MINERAL RESOURCES ESTIMATE

     FNX and Dynatec have estimated Mineral Resources for five principal deposits at the McCreedy West Mine property. The contact deposits with their associated hanging wall


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--------------------------------------------------------------------------------

zones, Inter Main, East Main and Upper Main, and the 950 Footwall Vein Complex, variously include Indicated and Inferred Mineral Resources based on diamond drilling. These resources were estimated by FNX and include internal dilution but not planned or external mining dilution.

     FNX joint venture partner Dynatec estimated Measured, Indicated and Inferred Mineral Resources for the 700 Footwall Vein Complex.

     McCreedy West Mine property resources prepared by FNX are summarized in Tables 4 and 5.

            TABLE 4 SUMMARY OF MCCREEDY WEST MINE PROPERTY RESOURCES FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT

     RESOURCE
     CATEGORY         SHORT TONS        % Ni          % Cu      Pt (OZ/TON)   Pd (OZ/TON)   Au (OZ/TON)
------------------- --------------- ------------- ------------- ------------- ------------- -------------
CONTACT DEPOSITS
Indicated                1,081,000      2.09          0.27           -             -             -
Inferred                   376,000      1.75          0.40           -             -             -
FOOTWALL DEPOSITS
Measured*                   59,900      0.62          5.52         0.054         0.089         0.046
Indicated*                 599,000      0.36          2.12         0.064         0.068         0.026
Measured &                 659,000      0.38          2.43         0.063         0.070         0.028
Indicated*
Inferred*                   16,000      0.70          4.36         0.050         0.068         0.042

     *Includes 700 Complex Resources that are diluted


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ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

      TABLE 5 SUMMARY OF MCCREEDY WEST MINE PROPERTY RESOURCES BY DEPOSIT
           FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT

                                 RESOURCE                                                                     Au
        DEPOSIT/ZONE             CATEGORY     SHORT TONS      %Ni         %Cu      Pt OZ/TON   Pd OZ/TON    OZ/TON
----------------------------- --------------- ------------ ----------- ----------- ----------- ----------- ---------
Inter Main & HW               Indicated           866,000     2.02        0.24         -           -          -
                              Inferred             60,500     2.00        0.20         -           -          -
Inter Main West               Inferred            112,000     2.31        0.53         -           -          -
East Main                     Indicated           167,000     2.54        0.35         -           -          -
                              Inferred             76,300     1.26        0.51         -           -          -
Upper Main                    Indicated            48,000     1.87        0.46         -           -          -
Upper Main HW                 Inferred            128,000     1.44        0.31         -           -          -
700 Footwall Complex          Measured*            59,900     0.61        5.52       0.054       0.089      0.046
                              Indicated*           78,900     0.97        6.62       0.049       0.083      0.047
                              Inferred*            16,000     0.70        4.36       0.050       0.068      0.042
950 Footwall Complex          Indicated           520,000     0.27        1.44       0.066       0.066      0.022

     *Uncut and diluted


ESTIMATION METHODOLOGY AND PARAMETERS

     FNX has estimated Mineral Resources for the contact deposits and the 950 Complex by 3-dimensional computer block modelling and inverse distance (IDX) grade interpolation using Datamine software. ID2/ID1 and ID4 were used for the contact deposits and 950 Complex respectively. FNX has produced resource estimation summary reports for each deposit that describe the number of drill holes used in the estimate, assay and composite statistics, estimate methodology and parameters, volume-tonnage validation, model validation by nearest neighbour interpolation, and a tabulation of resource tonnage and grade with classification (Appendix 1).


CONTACT DEPOSITS AND 950 COMPLEX

     The various deposits were wireframed in a conventional manner by identifying the zone boundaries (1% Ni for contact deposits 0.75% Ni equivalent for 950 Complex) and "snapping" to assay boundaries. The resulting wireframes are fairly regular in plan but


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ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

are somewhat irregular in cross section due to variable thickness of contact deposits whereas the 950 Complex is complex with the zone splitting on the fringes.

     Initially the contact deposits were modelled geologically using 1% Ni intercepts. Wireframe models were subsequently revised to a cut-off grade of 1% Ni over a minimum mining width of 8.0 ft. true width. Zone intercepts less than minimum width were diluted to 8 ft. Cut-off grade for the 950 Footwall Vein Complex is 0.75% Ni equivalent over 8 ft. true width. Cut-off grades are determined from mining method costs, the Off-Take Agreement accountable metal and metal prices of:

     Cu  US$0.70/lb
     Ni  US$3.50/lb
     Pt  US$600/oz
     Pd  US$250/oz
     Au  US$340/oz

     Blasthole mining will be done in thick portions of the deposits; more selective cut and fill mining in the narrower areas.

     RPA notes that within the wireframe models there are drill intercepts of sub cut-off low grade/waste that are carried by high grade. Some of these widths are substantial and may represent discrete zones distinct from the main bodies. Practice in the Sudbury Camp is to consider that selective mining can leave a waste interval of 10 ft. and distinct footwall or hanging wall zones orphaned by this waste interval maximum are modelled separately. RPA recommends that FNX consider this practice for future resource estimates.

     Table 6 summarizes drilling and assaying used to define the contact and 950 Complex deposits and for resource grade and tonnage estimation.


700 COMPLEX

Dynatec's resource estimate for the 700 Complex is based on updating and modifying an earlier Inco estimate (Hitchins, 2002; Davis and Bray, 2001). The cross sectional polygon method was used based on 25 ft. sections. 3-D interpretation was done using


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ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

SURPAC software after importing the Inco McCreedy West Mine Datamine drilling database and updating with FNX drill holes. Each vein was assigned a number based on its northing coordinate relative to other veins. Vein polygonal resource area on section was established in ACAD and exported to an Excel spreadsheet. Mining recovery, internal, external mining and sill dilution have been applied to the minimum 5 ft. resource mining widths as applicable to Measured Resources, which are based on drilling and some underground development. Indicated and Inferred resources are based on drilling alone and are partly diluted. In keeping with past Inco practice, resource grades are uncut and a universal tonnage factor of 10.2 ft.3/ton (0.098 tons/ft.3) was used for the vein zones. The resources were estimated based on cut and fill or panel mining costs averaging C$65/ton and a mining recovery loss of 15%, the Off-Take Agreement metal accountability and metal prices of 2002 of US$0.75/lb Cu, US$3.00/lb Ni, US$475/oz Pt, US$380/oz Pd and US$300/oz Au. Exchange rate was US$0.63/C$1.00. The 700 Footwall Vein Complex resource estimate is now somewhat conservative because of higher metal prices in 2003.

--------------------------------------------------------------------------------
                  TABLE 6 RESOURCE DRILL INTERCEPTS FOR CONTACT
                     DEPOSITS AND 950 FOOTWALL VEIN COMPLEX
--------------------------------------------------------------------------------


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ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
   DRILL         FROM    TO (FT.)  LENGTH    Cu%     Ni%   Co%    Fe%      S%    Pt      Pd   Au     TONNAGE          ZONE
  HOLE NO.      (FT.)               (FT.)                                        G/T     G/T  G/T     FACTOR
                                                                                                      (T/FT3)
------------------------------------------------------------------------------------------------------------------------------
    33330       627.60    637.00     9.40    0.17   1.37   0.05                                       0.1010      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
    33410       681.10    695.50    14.40    0.11   1.62   0.06                                       0.1031      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
   469790       578.50    597.50    19.00    0.26   1.24   0.04          10.67   0.04   0.04  0.00    0.0995      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
   484260       621.50    650.80    29.30    0.36   1.16   0.04          11.93   0.11   0.06  0.00    0.0992      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
   574980       388.20    404.00    15.80    0.19   1.29   0.06  21.94   12.82   0.04   0.04  0.00    0.1003      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
  FNX3000       725.50    760.50    35.00    0.55   1.77   0.06  29.86   16.32   0.07   0.12  0.01    0.1044      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
  FNX3051       757.20    776.40    19.20    0.24   1.84   0.07  29.94   16.78   0.03   0.04  0.02    0.1047      Uppermain HW
------------------------------------------------------------------------------------------------------------------------------
    28840       503.40    526.20    22.80    0.96   1.73   0.06                                       0.1038         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   484330       538.90    558.90    20.00    0.68   1.90   0.05          16.23   0.14   0.21  0.00    0.1058         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   574410       153.60    160.30     6.70    0.66   1.85   0.04          16.46   0.14   0.10  0.00    0.1047         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   574540       136.00    165.00    29.00    0.60   1.65   0.06          16.91   0.08   0.19  0.02    0.1030         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   574560       128.50    162.50    34.00    0.76   2.07   0.06          19.08   0.20   0.25  0.00    0.1067         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   574610       146.00    162.90    16.90    0.72   2.55   0.09          23.14   0.14   0.14  0.00    0.1114         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   574620       217.00    237.00    20.00    0.31   1.41   0.05          12.56                        0.1007         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   574630       165.50    173.50     8.00    0.82   1.02   0.03           9.73                        0.0975         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   942540       270.50    290.00    19.50    0.33   1.85   0.05  32.29   19.58   0.00   0.00  0.00    0.1048         Uppermain
------------------------------------------------------------------------------------------------------------------------------
   942550       241.80    318.60    76.80    0.36   2.23   0.06  37.08   21.88                        0.1080         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0007        75.00     85.00    10.00    0.25   2.31   0.09  33.75   20.64   0.03   0.07  0.02    0.1085         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0008       115.60    133.30    17.70    0.54   2.14   0.07  36.02   19.56   0.06   0.12  0.02    0.1077         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0009       119.00    129.20    10.20    0.62   2.04   0.07  29.49   19.49   0.02   0.04  0.02    0.1055         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0010       159.30    175.30    16.00    0.52   1.72   0.05  30.45   16.63   0.06   0.07  0.02    0.1041         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0030       158.00    174.00    16.00    0.39   1.95   0.05  32.82   17.85   0.07   0.12  0.02    0.1060         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0031       177.30    191.20    13.90    0.33   1.94   0.05  32.76   17.78   0.05   0.09  0.02    0.1057         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0032       172.00    181.60     9.60    0.22   1.45   0.05  26.17   14.66   0.04   0.06  0.02    0.1018         Uppermain
------------------------------------------------------------------------------------------------------------------------------
  FNX0033       156.80    172.50    15.70    0.49   1.73   0.05  32.05   16.14   0.06   0.10  0.02    0.1037         Uppermain
------------------------------------------------------------------------------------------------------------------------------
    91970       968.00    980.70    12.70    0.15   1.24   0.05           6.06   0.02   0.06  0.00    0.1004    Intermain West
------------------------------------------------------------------------------------------------------------------------------
    91970      1003.00   1022.80    19.80    1.26   2.94   0.11          19.70   0.17   0.24  0.03    0.1182    Intermain West
------------------------------------------------------------------------------------------------------------------------------
   103040       969.30    987.30    18.00    0.24   2.49   0.10           9.32   0.16   0.14  0.05    0.1125    Intermain West
------------------------------------------------------------------------------------------------------------------------------
   665310        99.00    115.00    16.00    0.19   0.61   0.02  13.60    5.40                        0.0955    Intermain West
------------------------------------------------------------------------------------------------------------------------------
   665320       123.00    210.40    87.40    0.46   2.18   0.05  27.64   14.45                        0.1105    Intermain West
------------------------------------------------------------------------------------------------------------------------------
   857410        16.90     37.20    20.30    0.28   3.74   0.10  47.40   23.51   0.00   0.10  0.00    0.1278    Intermain West
------------------------------------------------------------------------------------------------------------------------------
   857420        21.50     34.80    13.30    0.34   2.79   0.06  31.47   19.14   0.00   0.32  0.00    0.1179    Intermain West
------------------------------------------------------------------------------------------------------------------------------
   103210      1053.30   1069.10    15.80    0.48   3.16   0.12          19.75   0.10   0.14  0.00    0.1178         Intermain
------------------------------------------------------------------------------------------------------------------------------
   103210      1103.60   1115.90    12.30    0.36   3.27   0.13          19.88   0.07   0.15  0.00    0.1194         Intermain
------------------------------------------------------------------------------------------------------------------------------
   527470      1055.00   1070.00    15.00    0.07   1.26   0.04           8.51                        0.0995         Intermain
------------------------------------------------------------------------------------------------------------------------------
   527490      1094.00   1118.90    24.90    0.13   1.80   0.09          15.27                        0.1070         Intermain
------------------------------------------------------------------------------------------------------------------------------
   527500      1094.70   1111.70    17.00    0.07   1.51   0.05          10.30                        0.1026         Intermain
------------------------------------------------------------------------------------------------------------------------------
   567090       611.00    630.30    19.30    0.22   2.01   0.09          16.60   0.00   0.00  0.00    0.1094         Intermain
------------------------------------------------------------------------------------------------------------------------------
   596390       490.00    512.20    22.20    0.81   1.03   0.04  17.73    7.74   0.09   0.20  0.00    0.0989         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3001      1308.40   1339.20    30.80    0.16   1.90   0.04  22.02   12.41   0.05   0.10  0.02    0.1064         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3002      1301.25   1330.25    29.00    0.14   1.42   0.03  18.09    9.67   0.05   0.08  0.02    0.1022         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3002      1346.10   1393.10    47.00    0.41   2.39   0.07  31.39   17.44   0.08   0.13  0.02    0.1120         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3005      1351.50   1361.40     9.90    0.30   0.96   0.04  20.04    9.67   0.07   0.10  0.07    0.0990         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3007      1232.30   1245.10    12.80    0.17   0.82   0.02  12.43    5.84   0.04   0.05  0.02    0.0967         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3007      1270.30   1283.40    13.10    0.18   1.64   0.06  21.09   12.44   0.05   0.07  0.02    0.1052         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3008      1335.90   1345.50     9.60    0.11   0.89   0.05  15.63    8.24   0.02   0.03  0.02    0.0979         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3009      1502.90   1531.50    28.60    0.28   3.20   0.11  39.91   23.75   0.07   0.09  0.02    0.1209         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3010      1467.40   1522.70    55.30    0.20   1.72   0.05  24.88   13.07   0.04   0.09  0.02    0.1052         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3013      1232.60   1242.00     9.40    0.38   2.15   0.08  27.37   17.79   0.06   0.04  0.02    0.1088         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3014      1281.10   1311.90    30.80    0.35   2.81   0.08  34.15   19.28   0.03   0.06  0.02    0.1169         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3016      1276.20   1303.40    27.20    0.29   3.84   0.11  47.85   25.91   0.05   0.09  0.02    0.1283         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3020      1326.70   1379.00    52.30    0.36   3.37   0.10  39.72   22.41   0.07   0.12  0.01    0.1219         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3022      1330.75   1345.00    14.25    0.26   0.84   0.02  14.45    6.86   0.04   0.07  0.02    0.0976         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3023      1281.30   1294.70    13.40    0.73   1.23   0.06  15.79   10.17   0.07   0.06  0.03    0.0995         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3026      1589.90   1646.70    56.80    0.31   2.25   0.06  30.36   13.83   0.04   0.10  0.02    0.1096         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3027      1433.80   1464.30    30.50    0.29   1.29   0.04  18.32    9.33   0.03   0.11  0.02    0.1006         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3029      1632.60   1638.40     5.80    0.22   1.91   0.04  24.97   13.32   0.07   0.11  0.02    0.1077         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3034      1280.80   1290.60     9.80    0.05   0.38   0.02   7.20    3.27   0.02   0.02  0.02    0.0927         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3036      1304.90   1338.40    33.50    0.25   1.73   0.08  25.72   14.87   0.03   0.04  0.02    0.1065         Intermain
------------------------------------------------------------------------------------------------------------------------------
  FNX3040      1531.40   1556.60    25.20    0.19   3.34   0.14  39.85   24.96   0.02   0.04  0.05    0.1230         Intermain
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  TABLE 6 RESOURCE DRILL INTERCEPTS FOR CONTACT
                DEPOSITS AND 950 FOOTWALL VEIN COMPLEX (CONT'D)
--------------------------------------------------------------------------------
           FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
  DRILL      FROM    TO (FT.) LENGTH    Cu%    Ni%    Co%     Fe%    S%      Pt    Pd     Au   TONNAGE       ZONE
 HOLE NO.    (FT.)             (FT.)                                        G/T    G/T   G/T    FACTOR
                                                                                               (T/FT3)
---------------------------------------------------------------------------------------------------------------------
  FNX3042   1563.30   1580.50   17.20   0.10   1.21   0.03   15.21   7.77   0.03  0.07   0.02   0.1001     Intermain
---------------------------------------------------------------------------------------------------------------------
  FNX3043   1525.60   1533.90    8.30   0.20   2.11   0.08   28.01  15.96   0.03  0.05   0.02   0.1085     Intermain
---------------------------------------------------------------------------------------------------------------------
  FNX3045   1501.30   1526.00   24.70   0.09   1.13   0.03   16.26   8.06   0.03  0.04   0.02   0.0993     Intermain
---------------------------------------------------------------------------------------------------------------------
  FNX3049   1429.60   1440.40   10.80   0.09   1.85   0.06   23.51  12.33   0.06  0.03   0.02   0.1060     Intermain
---------------------------------------------------------------------------------------------------------------------
  FNX3052   1513.70   1545.60   31.90   0.19   2.62   0.12   34.98  20.32   0.04  0.06   0.02   0.1151     Intermain
---------------------------------------------------------------------------------------------------------------------
  FNX3053   1602.90   1614.00   11.10   0.18   2.25   0.07   29.92  15.99   0.12  0.17   0.02   0.1108     Intermain
---------------------------------------------------------------------------------------------------------------------
  FNX3054   1503.00   1527.20   24.20   0.33   1.68   0.04   23.44  12.53   0.07  0.08   0.02   0.1056     Intermain
---------------------------------------------------------------------------------------------------------------------
    28350    285.80    306.90   21.10   0.46   4.46   0.14                                      0.1336      Eastmain
---------------------------------------------------------------------------------------------------------------------
    28940    444.90    452.70    7.80   0.34   1.10   0.03                                      0.0993      Eastmain
---------------------------------------------------------------------------------------------------------------------
    33070    455.10    459.30    4.20   0.12   1.51   0.03                                      0.1197      Eastmain
---------------------------------------------------------------------------------------------------------------------
    33150    597.30    621.20   23.90   0.75   1.53   0.06                                      0.1026      Eastmain
---------------------------------------------------------------------------------------------------------------------
    33150    634.20    648.00   13.80   1.90   2.51   0.10                                      0.1127      Eastmain
---------------------------------------------------------------------------------------------------------------------
    33170    626.00    643.50   17.50   0.33   1.15   0.05                                      0.1004      Eastmain
---------------------------------------------------------------------------------------------------------------------
    33170    659.00    668.70    9.70   0.80   2.84   0.11                                      0.1175      Eastmain
---------------------------------------------------------------------------------------------------------------------
   209990    142.70    167.10   24.40   0.57   4.72   0.18          25.45   0.00  0.14   0.00   0.1367      Eastmain
---------------------------------------------------------------------------------------------------------------------
   528260    279.30    314.20   34.90   0.27   2.34   0.06          15.36                       0.1088      Eastmain
---------------------------------------------------------------------------------------------------------------------
   528290    314.00    323.00    9.00   0.25   1.23   0.03           8.22                       0.1000      Eastmain
---------------------------------------------------------------------------------------------------------------------
   528310    419.60    448.00   28.40   0.29   1.39   0.04           9.41   0.07  0.06   0.00   0.1008      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942210    282.00    332.40   50.40   0.31   1.45   0.04   25.01  13.50   0.00  0.00   0.61   0.1032      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942220    486.70    532.00   45.30   0.23   0.70   0.01   14.21   6.56   0.00  0.00   0.01   0.0958      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942230    305.00    334.00   29.00   0.36   1.65   0.03   26.61  15.03   0.00  0.05   0.00   0.1047      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942250    366.40    401.00   34.60   0.49   0.75   0.02   15.20   6.31   0.02  0.06   0.01   0.0958      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942270    286.00    348.50   62.50   0.59   1.49   0.03   25.21  14.02                       0.1034      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942290    222.30    294.80   72.50   0.30   0.91   0.02   15.43   8.78                       0.0969      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942290    315.50    358.90   43.40   0.31   0.97   0.03   18.54   8.13                       0.0985      Eastmain
---------------------------------------------------------------------------------------------------------------------
   942300    425.00    440.00   15.00   0.20   0.28   0.01    9.60   2.60                       0.0919      Eastmain
---------------------------------------------------------------------------------------------------------------------
  FNX3037    272.80    298.20   25.40   0.40   3.48   0.09   39.63  23.15   0.07  0.14   0.02   0.1237      Eastmain
---------------------------------------------------------------------------------------------------------------------
  FNX3038    286.40    300.20   13.80   0.34   3.16   0.07   37.12  21.12   0.10  0.16   0.02   0.1198      Eastmain
---------------------------------------------------------------------------------------------------------------------
  FNX3039    270.30    284.80   14.50   0.33   3.74   0.10   45.04  25.89   0.10  0.15   0.02   0.1257      Eastmain
---------------------------------------------------------------------------------------------------------------------
  FNX3046    320.20    349.20   29.00   0.27   1.84   0.04   25.90  12.71   0.07  0.10   0.02   0.1068      Eastmain
---------------------------------------------------------------------------------------------------------------------
  FNX3047    378.90    397.20   18.30   0.52   1.57   0.03   21.95  11.28   0.06  0.09   0.02   0.1042      Eastmain
---------------------------------------------------------------------------------------------------------------------
  FNX3048    448.30    467.10   18.80   0.42   4.85   0.13   48.34  31.68   0.11  0.20   0.02   0.1362      Eastmain
---------------------------------------------------------------------------------------------------------------------
    28780   1012.50   1045.00   32.50   0.83   0.16   0.01           0.96   3.55  1.91   0.59   0.0887           950
---------------------------------------------------------------------------------------------------------------------
   321820    379.00    394.00   15.00   2.84   1.10   0.01           3.41   3.24  2.98   0.73   0.0905           950
---------------------------------------------------------------------------------------------------------------------
   321820    412.00    427.00   15.00   2.30   0.62   0.01           2.62   3.50  3.63   1.03   0.0905           950
---------------------------------------------------------------------------------------------------------------------
   321860    401.80    416.60   14.80   0.69   0.33   0.00           0.87   1.74  0.77   0.46   0.0885           950
---------------------------------------------------------------------------------------------------------------------
   321890    474.80    500.00   25.20   0.32   0.07   0.00           0.37   4.81  2.00   0.45   0.0880           950
---------------------------------------------------------------------------------------------------------------------
   321900    420.00    440.00   20.00   0.53   0.19   0.00           0.68   1.13  1.10   0.31   0.0883           950
---------------------------------------------------------------------------------------------------------------------
   321900    450.00    460.00   10.00   0.16   0.02   0.00           0.13   0.17  0.21   0.10   0.0878           950
---------------------------------------------------------------------------------------------------------------------
   321900    507.50    537.60   30.10   0.72   0.23   0.00           0.72   1.97  1.67   0.43   0.0884           950
---------------------------------------------------------------------------------------------------------------------
   321930    479.00    490.00   11.00   0.45   0.06   0.00           0.46   1.59  1.26   0.26   0.0882           950
---------------------------------------------------------------------------------------------------------------------
   321930    508.00    519.00   11.00   0.85   0.18   0.01           1.09   0.79  1.51   0.27   0.0887           950
---------------------------------------------------------------------------------------------------------------------
   484340    788.00    852.00   64.00   0.88   0.31   0.00           0.97   1.77  1.45   0.67   0.0887           950
---------------------------------------------------------------------------------------------------------------------
   484340    882.80    931.30   48.50   0.76   0.25   0.01           0.88   1.66  2.05   0.58   0.0885           950
---------------------------------------------------------------------------------------------------------------------
   527300    855.00    866.00   11.00   0.31   0.04   0.00           0.27   0.15  0.19   1.24   0.0880           950
---------------------------------------------------------------------------------------------------------------------
   527300    938.00    973.70   35.70   0.85   0.50   0.00           1.10   1.68  2.16   0.72   0.0887           950
---------------------------------------------------------------------------------------------------------------------
   527310    830.00    840.30   10.30   0.61   0.20   0.00           0.64   3.26  2.56   0.90   0.0884           950
---------------------------------------------------------------------------------------------------------------------
   527310    850.50    886.00   35.50   0.74   0.22   0.00           0.86   1.76  1.91   0.69   0.0886           950
---------------------------------------------------------------------------------------------------------------------
   916370    344.90    391.90   47.00   1.38   0.09   0.00    6.01   1.52   1.34  1.59   0.82   0.0891           950
---------------------------------------------------------------------------------------------------------------------
   916370    447.60    459.10   11.50   4.25   0.37   0.01    8.71   4.88   1.57  4.58   1.76   0.0919           950
---------------------------------------------------------------------------------------------------------------------
   916530    341.70    383.20   41.50   1.99   0.08   0.00    6.58   2.11   1.93  2.63   0.77   0.0898           950
---------------------------------------------------------------------------------------------------------------------
   916530    403.00    420.30   17.30   0.85   0.07   0.00    5.24   0.94   1.95  1.63   0.42   0.0886           950
---------------------------------------------------------------------------------------------------------------------
   916530    431.80    445.70   13.90   2.00   0.36   0.00    6.26   2.39   2.29  2.93   0.71   0.0900           950
---------------------------------------------------------------------------------------------------------------------
   916540    346.20    357.60   11.40   0.34   0.06   0.00    6.00   0.38   1.23  0.96   0.27   0.0880           950
 ---------------------------------------------------------------------------------------------------------------------
   916540    383.40    412.70   29.30   1.15   0.13   0.00    5.73   1.24   1.74  1.63   0.63   0.0889           950
---------------------------------------------------------------------------------------------------------------------
   916540    427.00    473.40   46.40   1.55   0.47   0.00    5.93   1.93   1.64  2.43   0.55   0.0895           950
---------------------------------------------------------------------------------------------------------------------
   916550    415.00    473.30   58.30   1.67   0.28   0.00    7.81   1.85   3.95  2.19   2.04   0.0895           950
---------------------------------------------------------------------------------------------------------------------
   916940    510.60    537.80   27.20   1.60   0.21   0.00    6.90   1.68   3.29  1.75   0.88   0.0895           950
---------------------------------------------------------------------------------------------------------------------
   927220    434.70    450.00   15.30   1.28   0.10   0.01    5.92   1.33   1.46  1.57   0.34   0.0891           950
---------------------------------------------------------------------------------------------------------------------
   927230    421.30    450.00   28.70   2.59   0.11   0.00    6.01   2.83   1.73  2.07   0.31   0.0905           950
---------------------------------------------------------------------------------------------------------------------
   927240    426.60    433.80    7.20   0.26   0.02   0.00    5.40   0.25   0.41  0.14   0.14   0.0879           950
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  TABLE 6 RESOURCE DRILL INTERCEPTS FOR CONTACT
                DEPOSITS AND 950 FOOTWALL VEIN COMPLEX (CONT'D)
           FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  DRILL     FROM   TO (FT.)  LENGTH    Cu%     Ni%     Co%      Fe%       S%     Pt     Pd       Au      TONNAGE      ZONE
  HOLE      (FT.)             (FT.)                                              G/T    G/T     G/T      FACTOR
   NO.                                                                                                   (T/FT3)
---------------------------------------------------------------------------------------------------------------------------
 927260    476.70    496.70   20.00    0.64    0.07    0.01     6.91     0.69    1.72   0.79     0.29    0.0884        950
---------------------------------------------------------------------------------------------------------------------------
 927270    448.10    500.00   51.90    0.54    0.21    0.00     5.24     0.70    1.02   1.24     0.48    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 927280    426.00    451.00   25.00    2.00    0.33    0.01     7.85     2.24    1.84   2.65     0.25    0.0900        950
---------------------------------------------------------------------------------------------------------------------------
 927280    464.90    481.00   16.10    1.15    0.11    0.00     5.12     1.19    1.11   1.24     0.26    0.0891        950
---------------------------------------------------------------------------------------------------------------------------
 927290    319.50    351.20   31.70    2.10    0.21    0.00     7.72     2.12    2.95   2.79     0.84    0.0899        950
---------------------------------------------------------------------------------------------------------------------------
 927290    380.90    385.60    4.70    2.46    0.14    0.01     7.50     2.36    1.92   3.77     0.34    0.0908        950
---------------------------------------------------------------------------------------------------------------------------
 927290    404.90    420.00   15.10    1.81    0.18    0.01     7.24     1.88    5.73   5.84     3.35    0.0899        950
---------------------------------------------------------------------------------------------------------------------------
 927290    456.00    488.90   32.90    1.48    0.41    0.00     7.43     1.78    3.30   2.01     0.59    0.0892        950
---------------------------------------------------------------------------------------------------------------------------
 927300    315.00    330.00   15.00    0.56    0.10    0.00     5.40     0.29    1.10   0.96     0.17    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 927300    379.90    386.90    7.00    2.44    0.38    0.00    10.30     2.83    2.26   2.88     0.31    0.0908        950
---------------------------------------------------------------------------------------------------------------------------
 927500     48.70     57.30    8.60    4.07    0.49    0.00     7.78     4.40    2.93   3.90     0.67    0.0918        950
---------------------------------------------------------------------------------------------------------------------------
 927520     81.30     87.50    6.20    1.40    0.26    0.01     5.70     1.49    3.63   2.67     2.88    0.0894        950
---------------------------------------------------------------------------------------------------------------------------
 927520    112.50    179.10   66.60    1.25    0.26    0.00     6.74     1.46    3.00   1.99     0.62    0.0891        950
---------------------------------------------------------------------------------------------------------------------------
 927550    337.30    356.80   19.50    1.53    0.27    0.00     5.04     1.61    1.85   1.98     0.92    0.0896        950
---------------------------------------------------------------------------------------------------------------------------
 927550    381.20    418.10   36.90    2.33    0.27    0.01     7.25     2.48    2.53   2.66     0.63    0.0904        950
---------------------------------------------------------------------------------------------------------------------------
 927550    473.30    495.00   21.70    0.81    0.26    0.01     6.50     0.94    1.38   1.21     0.37    0.0886        950
---------------------------------------------------------------------------------------------------------------------------
 942490    359.50    382.30   22.80    0.68    0.14    0.00     4.70     0.68    3.31   2.06     0.23    0.0884        950
---------------------------------------------------------------------------------------------------------------------------
 942490    429.80    450.30   20.50    1.94    0.11    0.00     5.16     2.02    1.25   1.73     0.68    0.0897        950
---------------------------------------------------------------------------------------------------------------------------
 942490    503.80    514.50   10.70    1.34    0.20    0.00     5.20     1.46    1.37   3.02     0.14    0.0893        950
---------------------------------------------------------------------------------------------------------------------------
 942500    350.00    412.80   62.80    0.74    0.14    0.00     4.90     0.82    1.59   1.19     0.42    0.0885        950
---------------------------------------------------------------------------------------------------------------------------
 942500    432.20    478.70   46.50    0.57    0.10    0.00     5.99     0.62    1.32   1.23     0.54    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 942510    374.10    428.00   53.90    1.82    0.19    0.00     6.79     1.91    1.74   1.58     0.68    0.0895        950
---------------------------------------------------------------------------------------------------------------------------
 942510    444.00    473.00   29.00    1.87    0.30    0.00     5.38     2.09    2.49   3.04     0.61    0.0898        950
---------------------------------------------------------------------------------------------------------------------------
 942520    334.90    353.00   18.10    2.71    0.36    0.00     7.05     3.08    1.45   1.56     0.45    0.0904        950
---------------------------------------------------------------------------------------------------------------------------
 942520    458.00    483.90   25.90    0.85    0.54    0.00     4.51     1.18    1.31   1.33     0.86    0.0886        950
---------------------------------------------------------------------------------------------------------------------------
 942530    383.80    396.80   13.00    0.54    0.08    0.00     4.40     0.56    1.03   0.62     0.45    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 942530    480.30    499.10   18.80    8.64    1.01    0.00    10.52     9.72    2.24   7.45     3.77    0.0967        950
---------------------------------------------------------------------------------------------------------------------------
 942720     61.50     70.00    8.50    2.86    0.12    0.01     7.04     3.11    1.39   1.97     0.75    0.0912        950
---------------------------------------------------------------------------------------------------------------------------
 942750    101.60    106.40    4.80    0.24    0.02    0.00     3.40     0.21    2.61   1.03     0.38    0.0879        950
---------------------------------------------------------------------------------------------------------------------------
 942760     81.80    103.20   21.40    1.28    0.52    0.00     6.04     1.67    1.77   2.03     0.67    0.0892        950
---------------------------------------------------------------------------------------------------------------------------
 942780    113.00    125.00   12.00    2.21    0.16    0.00     7.38     2.24    3.53   2.81     1.45    0.0903        950
---------------------------------------------------------------------------------------------------------------------------
 942810     83.00     98.60   15.60    0.87    0.11    0.01     5.78     0.93    2.95   1.61     0.73    0.0887        950
---------------------------------------------------------------------------------------------------------------------------
 942810    125.00    154.50   29.50    0.90    0.19    0.00     6.17     1.01    1.98   1.27     0.61    0.0887        950
---------------------------------------------------------------------------------------------------------------------------
 942820     93.00    106.40   13.40    0.78    0.08    0.00     5.29     0.83    0.48   0.65     0.15    0.0886        950
---------------------------------------------------------------------------------------------------------------------------
 942820    131.30    139.80    8.50    1.22    0.09    0.00     5.87     1.30    1.59   1.77     0.40    0.0890        950
---------------------------------------------------------------------------------------------------------------------------
 942830     94.10    114.00   19.90    0.77    0.21    0.00     6.79     0.85    2.63   1.77     0.63    0.0886        950
---------------------------------------------------------------------------------------------------------------------------
 942840     85.00     97.50   12.50    0.95    0.31    0.00     6.91     1.08    2.07   0.97     0.42    0.0888        950
---------------------------------------------------------------------------------------------------------------------------
 942850    140.40    207.50   67.10    1.07    0.52    0.00     5.26     1.38    1.35   1.04     1.07    0.0889        950
---------------------------------------------------------------------------------------------------------------------------
 942850    222.50    289.00   66.50    2.71    0.37    0.00     6.90     3.07    2.03   2.88     0.57    0.0904        950
---------------------------------------------------------------------------------------------------------------------------
 942860    167.90    184.50   16.60    2.43    0.55    0.00     5.23     2.67    2.90   2.65     0.77    0.0903        950
---------------------------------------------------------------------------------------------------------------------------
 942860    207.20    225.00   17.80    0.62    0.24    0.00     8.06     0.74    1.09   1.25     0.25    0.0884        950
---------------------------------------------------------------------------------------------------------------------------
 942870    140.00    162.50   22.50    0.77    0.48    0.00     6.13     1.01    2.16   1.33     0.47    0.0885        950
---------------------------------------------------------------------------------------------------------------------------
 942880    134.80    165.00   30.20    1.18    0.19    0.00     5.83     1.14    3.87   2.96     0.75    0.0891        950
---------------------------------------------------------------------------------------------------------------------------
 942890     91.70     97.50    5.80    0.82    0.09    0.00     5.50     0.87    6.81   3.06     0.86    0.0886        950
---------------------------------------------------------------------------------------------------------------------------
 942890    124.10    139.80   15.70    0.36    0.05    0.00     5.26     0.39    0.21   0.39     0.06    0.0881        950
---------------------------------------------------------------------------------------------------------------------------
 942900     94.40    137.60   43.20    0.92    0.27    0.00     5.06     1.05    1.37   1.67     0.72    0.0887        950
---------------------------------------------------------------------------------------------------------------------------
 942910     84.00     91.10    7.10    1.14    0.10    0.00     5.30     1.20    1.85   1.71     0.48    0.0891        950
---------------------------------------------------------------------------------------------------------------------------
 942930    175.00    187.50   12.50    0.34    0.06    0.01     6.00     0.39    1.71   0.89     0.31    0.0880        950
---------------------------------------------------------------------------------------------------------------------------
 942930    204.20    340.60  136.40    2.79    0.43    0.00     6.57     3.13    2.25   2.72     1.40    0.0905        950
---------------------------------------------------------------------------------------------------------------------------
 942940    173.30    179.10    5.80    1.32    0.34    0.00     6.20     1.43    2.33   1.37     1.34    0.0893        950
---------------------------------------------------------------------------------------------------------------------------
 942940    224.20    238.40   14.20    1.23    0.60    0.01     6.92     1.53    1.80   1.77     0.85    0.0892        950
---------------------------------------------------------------------------------------------------------------------------
 942950    116.40    143.00   26.60    0.59    0.05    0.00     6.05     0.62    0.91   0.74     0.70    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 942960    124.50    142.50   18.00    0.53    0.15    0.01     7.18     0.60    1.27   0.88     0.85    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 942970     85.00     97.50   12.50    0.74    0.08    0.00     5.14     0.71    1.84   1.04     0.50    0.0885        950
---------------------------------------------------------------------------------------------------------------------------
 942980     75.00    142.10   67.10    0.40    0.16    0.00     5.09     0.52    0.81   0.78     0.36    0.0881        950
---------------------------------------------------------------------------------------------------------------------------
 942990    208.80    213.60    4.80    8.62    0.42    0.01    11.28     9.21    5.48   7.15     0.96    0.0962        950
---------------------------------------------------------------------------------------------------------------------------
 942990    263.20    286.50   23.30    1.51    0.26    0.00     5.66     1.69    1.50   1.83     0.50    0.0891        950
---------------------------------------------------------------------------------------------------------------------------
 942990    338.50    382.60   44.10    0.53    0.35    0.01     4.79     0.74    5.85   1.19     0.50    0.0883        950
---------------------------------------------------------------------------------------------------------------------------
 943000    158.20    182.30   24.10    1.65    0.49    0.01     6.67     1.82    1.80   1.45     0.65    0.0897        950
---------------------------------------------------------------------------------------------------------------------------
 943000    259.30    370.00  110.70    0.76    0.23    0.01     7.61     0.93    1.42   1.09     0.32    0.0885        950
---------------------------------------------------------------------------------------------------------------------------
 943000    385.70    455.30   69.60    1.04    0.31    0.01     7.07     1.28    1.59   2.25     1.07    0.0889        950
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  TABLE 6 RESOURCE DRILL INTERCEPTS FOR CONTACT
                 DEPOSITS AND 950 FOOTWALL VEIN COMPLEX CONT'D)
--------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
  DRILL      FROM    TO (FT.)  LENGTH    Cu%     Ni%     Co%    Fe%     S%    Pt      Pd     Au     TONNAGE         ZONE
HOLE NO.     (FT.)              (FT.)                                         G/T     G/T    G/T     FACTOR
                                                                                                     (T/FT3)
------------------------------------------------------------------------------------------------------------------------
  964010    185.90    192.30     6.40    1.00    0.33    0.00   7.37   1.09   1.45    1.95   0.48     0.0889         950
------------------------------------------------------------------------------------------------------------------------
  964010    307.60    414.00   106.40    0.44    0.15    0.00   4.79   0.56   1.63    1.29   0.40     0.0882         950
------------------------------------------------------------------------------------------------------------------------
  964050    168.10    175.00     6.90    1.34    0.14    0.00   7.35   1.49   1.30    1.85   1.87     0.0893         950
------------------------------------------------------------------------------------------------------------------------
  964050    214.80    245.00    30.20    0.39    0.03    0.00   4.28   0.41   0.35    0.35   0.10     0.0881         950
------------------------------------------------------------------------------------------------------------------------
  964220     57.90    100.20    42.30    1.95    0.62    0.01   7.94   2.46   2.04    2.20   1.12     0.0900         950
------------------------------------------------------------------------------------------------------------------------
  964220    137.00    181.80    44.80    1.55    0.66    0.00   6.39   2.01   1.67    1.72   0.70     0.0894         950
------------------------------------------------------------------------------------------------------------------------
  964230     95.60    122.50    26.90    1.51    0.07    0.00   4.64   1.58   1.65    1.60   1.28     0.0895         950
------------------------------------------------------------------------------------------------------------------------
  964230    181.80    317.50   135.70    1.28    0.23    0.00   6.23   1.46   2.20    2.02   1.02     0.0892         950
------------------------------------------------------------------------------------------------------------------------
  964240    161.90    175.50    13.60    0.61    0.13    0.00   5.64   0.57   3.68    2.51   0.55     0.0884         950
------------------------------------------------------------------------------------------------------------------------
  964240    266.10    328.00    61.90    2.70    1.31    0.02   8.62   3.62   3.18    3.14   0.73     0.0904         950
------------------------------------------------------------------------------------------------------------------------
  964250    329.20    420.40    91.20    2.27    0.38    0.00   6.93   2.42   2.29    2.95   1.29     0.0902         950
------------------------------------------------------------------------------------------------------------------------
 FNX0012    448.70    570.90   122.20    0.50    0.08    0.00   4.97   0.61   1.15    0.87   0.54     0.0882         950
------------------------------------------------------------------------------------------------------------------------
 FNX0013    534.40    560.80    26.40    1.93    0.33    0.00   5.85   2.12   2.52    3.16   0.50     0.0898         950
------------------------------------------------------------------------------------------------------------------------
 FNX0013    573.00    583.20    10.20    1.03    0.08    0.00   7.19   1.03   1.49    1.72   1.21     0.0889         950
------------------------------------------------------------------------------------------------------------------------
 FNX0014    498.10    540.10    42.00    2.72    0.86    0.01   6.92   3.27   1.22    2.39   0.77     0.0905         950
------------------------------------------------------------------------------------------------------------------------
 FNX0015    429.80    444.80    15.00    1.09    0.09    0.01   7.15   1.12   0.61    1.87   1.09     0.0889         950
------------------------------------------------------------------------------------------------------------------------
 FNX0015    480.30    560.90    80.60    0.84    0.14    0.00   5.54   0.91   1.79    1.27   0.45     0.0886         950
------------------------------------------------------------------------------------------------------------------------
 FNX0016    382.60    407.40    24.80    0.29    0.09    0.00   3.48   0.35   1.62    1.24   0.32     0.0880         950
------------------------------------------------------------------------------------------------------------------------
 FNX0016    480.60    518.90    38.30    1.95    0.23    0.00   5.70   2.11   1.37    1.92   0.65     0.0643         950
------------------------------------------------------------------------------------------------------------------------
 FNX0016    590.10    608.50    18.40    0.32    0.06    0.00   4.63   0.33   4.33    2.82   0.21     0.0880         950
------------------------------------------------------------------------------------------------------------------------
 FNX0017    483.60    518.20    34.60    0.60    0.15    0.00   4.12   0.64   0.77    0.88   0.24     0.0884         950
------------------------------------------------------------------------------------------------------------------------
 FNX0017    539.00    572.60    33.60    1.29    0.62    0.00   5.48   1.54   1.69    2.22   1.21     0.0892         950
------------------------------------------------------------------------------------------------------------------------
 FNX0018    477.80    485.00     7.20    0.13    0.02    0.00   5.71   0.16   0.24    0.18   0.17     0.0878         950
------------------------------------------------------------------------------------------------------------------------
 FNX0018    535.50    549.60    14.10    1.04    0.20    0.00   6.66   1.09   1.68    1.32   0.62     0.0889         950
------------------------------------------------------------------------------------------------------------------------
 FNX0019    381.60    410.00    28.40    8.54    0.08    0.00   8.65   8.32   3.28    5.45   1.76     0.0960         950
------------------------------------------------------------------------------------------------------------------------
 FNX0019    445.00    515.00    70.00    0.66    0.28    0.00   4.74   0.81   1.68    1.29   0.53     0.0884         950
------------------------------------------------------------------------------------------------------------------------
 FNX0020    366.60    377.00    10.40    0.93    0.08    0.00   3.88   0.82   1.01    1.08   0.44     0.0888         950
------------------------------------------------------------------------------------------------------------------------
 FNX0020    417.20    430.30    13.10    1.89    0.33    0.00   7.18   1.96   1.85    2.64   0.87     0.0899         950
------------------------------------------------------------------------------------------------------------------------
 FNX0020    481.40    517.10    35.70    0.72    0.06    0.00   4.54   0.72   1.91    1.42   0.35     0.0868         950
------------------------------------------------------------------------------------------------------------------------
 FNX0021    404.30    442.80    38.50    0.89    0.09    0.00   5.14   0.99   2.89    1.63   0.57     0.0887         950
------------------------------------------------------------------------------------------------------------------------
 FNX0021    475.00    490.00    15.00    0.58    0.04    0.00   4.53   0.65   0.70    0.90   0.15     0.0883         950
------------------------------------------------------------------------------------------------------------------------
 FNX0021    550.00    554.90     4.90    0.05    0.02    0.00   4.56   0.11   1.77    0.86   0.05     0.0877         950
------------------------------------------------------------------------------------------------------------------------
 FNX0022    413.10    429.40    16.30    0.57    0.08    0.00   1.86   0.62   0.80    0.96   0.37     0.0883         950
------------------------------------------------------------------------------------------------------------------------
 FNX0022    465.40    507.10    41.70    0.97    0.17    0.00   5.36   1.16   1.87    2.36   0.63     0.0888         950
------------------------------------------------------------------------------------------------------------------------
 FNX0023    360.40    409.60    49.20    0.27    0.09    0.00   4.13   0.30   0.49    0.41   0.29     0.0879         950
------------------------------------------------------------------------------------------------------------------------
 FNX0023    455.00    470.00    15.00    1.35    0.22    0.00   4.15   1.38   1.42    1.82   0.75     0.0893         950
------------------------------------------------------------------------------------------------------------------------
 FNX0023    516.10    523.00     6.90    1.14    0.12    0.00   4.57   1.12   1.78    1.95   0.68     0.0890         950
------------------------------------------------------------------------------------------------------------------------
 FNX0024    423.40    447.20    23.80    0.39    0.03    0.00   3.96   0.42   0.59    0.50   0.40     0.0881         950
------------------------------------------------------------------------------------------------------------------------
 FNX0024    499.50    545.50    46.00    0.77    0.13    0.00   5.54   0.83   1.54    1.90   0.37     0.0885         950
------------------------------------------------------------------------------------------------------------------------
 FNX0025    576.90    600.70    23.80    0.76    0.09    0.00   4.60   0.81   1.56    1.66   0.70     0.0886         950
------------------------------------------------------------------------------------------------------------------------




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CUT-OFF GRADE

     Dynatec reviewed with RPA the 1% Ni cut-off grade for the contact deposits' resource estimation and concludes that it is adequate, after co-product metals credit, to cover the anticipated operating cost of $50/ton to $60/ton, based on the Off-Take agreement metal recoveries and current metal prices.

     FNX reports that a nominal NiEq cut-off of 0.75% was used to construct the 950 Complex wireframe model, as it appears from RPA's inspection to be a natural cut-off for the deposit. This was derived with the same metal prices as for the contact deposits.

     RPA considers these metal prices to be reasonable for estimation of a NiEq grade. RPA also concurs with the use of a 0.75% NiEq cut-off for construction of the volume model.

     A dollar-value cut-off of $C87/ton was applied to the block model in order to discriminate resource blocks from waste. This value was estimated by FNX personnel using their own assumptions of mining costs and economic constraints imposed by the Off-Take agreement. RPA has reviewed the FNX assumptions and considers this cut-off to be reasonable for the 950 Complex.


GRADE CAPPING

     Lack of high-grade outliers and the relatively small range and nearly normal distribution of assay and composite grades for Ni and Cu do not warrant grade capping in the contact deposits (Inter Main, East Main, Upper Main and associated zones). PGE and Au assay values are low and are not reported in the Mineral Resources for these deposits.

     The resource estimate for the 700 Complex is based on uncut grades in keeping with past Inco practice. RPA examined polygon and assay grades for PGE and Au in the 700 Complex. Grade frequency distributions for polygons and assays are skewed indicating potential for the uncut average resource grades to be over-estimated. RPA recommends


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further work to examine the impact of grade capping on resource estimation for the 700 Complex.

     For the 950 Complex, RPA notes that FNX personnel have cut Pt to 25 g/t, Pd to 29 g/t, and Au to 18 g/t. RPA further notes that, when these caps are applied, only one Au value was affected and only 4 Pt and Pd assays. The histograms suggest that these capping levels may be somewhat too high. RPA notes that the effect of this level of cutting on the global resource estimate was virtually nil. In RPA's opinion, the Pt and Pd should probably be capped at something closer to 15 g/t, while for Au the cap should be in the order of 10 g/t. RPA carried out preliminary sensitivity studies of cutting for these three elements. Non-zero samples with nickel-equivalent (NiEq) values greater than 0.75% were selected from holes in the vicinity of the 950 Zone. The Pt, Pd, and Au assays were capped at the above-mentioned 15 g/t (Pt and Pd) and 10 g/t (Au) values, and summary statistics were generated from the uncut and cut data for comparison. A comparison of the means is shown below:

      ELEMENT   UNCUT MEAN    CUT MEAN    DIFFERENCE    PERCENT DIFF.
                  (g/t)         (g/t)        (g/t)          (%)
      Pt          1.76          1.52         -0.24        -13.64%
      Pd          2.02          1.81         -0.21        -10.40%
      Au          0.76          0.66         -0.10        -13.16%


     The means for all three elements show similar reductions with the more severe capping levels applied. The table results suggest that capping of high assays will have a modest but measurable affect on the overall resource estimate grades. In RPA's opinion, there could be a slight overstatement of the block model estimate grades for these elements, in the range of 5% to 10%. This is not considered to be prohibitively severe at this stage of development, but RPA recommends that additional studies be undertaken to determine how sensitive the block model grade estimate is to capping levels, and what capping levels would be appropriate for this deposit.


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MINIMUM MINING WIDTH

     The 8 ft. minimum true width for the contact deposits and 950 Complex was determined in consultation with Dynatec as the minimum width needed for rock bolting stope backs that will be necessary because of the shallow dip and width of the stopes. In general FNX uses minimum true widths of 8 ft. for dip (less than) 50(DEG.); 7 ft. for dip >50(DEG.) and (less than)65(DEG.); and 6 ft. for dip >65(DEG.). RPA notes that a two intercepts in the Inter Main and several in the 950 Complex do not make grade-width minimums and recommends that future resource updates examine this issue to determine the impact of removing these holes.

BULK DENSITY

     The variation in sulphide mineralization style from disseminated to massive and the correspondence of higher grades with higher SG material results in grade being proportional to SG. This relationship indicates that assays and composites should be weighted by SG, as well as interval lengths, and SG related to block grade be used for volume to tonnage conversion of resource blocks in the block model. The impact of SG weighting was examined by RPA and FNX for the Inter Main deposit and found that proper SG weighting increases the Ni grade by 3% and the tonnage by 1%, thus the Ni metal content by about 4%. Since tons were already weighted by SG in the model, the small increase in tons is attributed to the over all increase in block grades caused by SG weighting the composites.

     SG weighting applied to compositing and volume-tons conversion for the Inter Main and Inter Main West deposits relied on a SG vs. Ni% grade linear regression formula derived from SG tests. Wet pycnometer specific gravity (SG) tests were carried out on assay pulps by ALS Chemex (82 samples mostly for the Inter Main holes) and a few check bulk SG tests were done that compare closely with the pycnometry. The formula is:

                           SG=(0.3305*Ni%) + 2.8563

     Similarly for the East Main deposit the SG formula developed from 58 pycnometer


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     tests is:
                           SG=(0.3323*Ni%) + 2.8534

     For the other contact deposits where SG tests are lacking, the formula

                  SG=100*(100/2.88+0.0166*Cu%-0.1077*Ni%-0.328*S%)

was used. In this case the copper and overall sulphide contents affect the result. Where sulphur analyses are lacking in Inco holes, the SG may be slightly overestimated.

     The use of "formula weighting" is standard practice for Inco and Falconbridge in the Camp. Care must be exercised in formula application since its reliability depends on constant mineral modal composition, generally pyrrhotite-pentlandite-chalcopyrite. At higher Ni grades (4%+) denser millerite may occur and the SG vs. grade relationship then shows considerable scatter. Similarly camp-wide formulas may not account for the presence of pyrite in massive sulphides (or increased chalcopyrite near the footwall) that lowers Ni grade while maintaining high SG and introduces more scatter in calculated SG values at higher Ni grade.

     For the 950 Complex, the bulk density of the rock mass has been estimated from the results of 101 pycnometer measurements using a linear regression relationship between density and Cu assay grade. The formula used to estimate the bulk density is:

         SG = (0.0415 x Cu%) + 2.8056


     The SG is converted to a tons/ft.3 value for use in compositing and tonnage estimation.

     The SG weighting approach used by FNX is considered to be reasonable and conforms to industry practice, in RPA's opinion, but in order to improve the reliability of


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SG weighting in resource estimation at McCreedy West Mine, RPA recommends that
SG tests be done routinely for core samples where higher Ni and Cu grades are anticipated and for semi massive to massive sulphides mineralization.

     RPA notes that all SG work is related to small samples. Areas of fracturing, faulting and porosity all contribute to an in-situ bulk density that will vary somewhat, and generally be lower, than SG modelling predicts.


ASSAY INTERVAL COMPOSITING

CONTACT DEPOSITS
     The irregular sample intervals present a challenge to compositing. Datamine software optimizes composite length to best honour the selected target length. FNX targeted 5 ft. composite lengths for all contact deposits except the Inter Main West deposit which was 7 ft. Datamine software attempts to equalize sample support by compositing to the nearest length to the targeted length and avoids residual sub-length composites. Composites were length and SG weighted downhole within the wireframe models. Internal waste, including sub cut-off grade material and occasional narrow diabase dikes, is assayed and incorporated into composites.

950 COMPLEX
     The drill results were composited to 5 ft. lengths using density-weighting. RPA concurs with the use of density-weighting since the grade is observed to be proportional to sulphide content, and hence density. RPA notes that the average sample length for the data set used in grade estimation is 4.7 feet. RPA further notes that the sample lengths in the database are quite variable, similar to those for the contact deposits, and that there are many in excess of 5 ft. In RPA's opinion, the 5 ft. composite length is within an acceptable range, and should not be any shorter.


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MINERALIZATION CONTINUITY AND VARIOGRAPHY

     Sulphide mineralization and grade continuity within the resource wireframe outlines is reasonably well established by drilling. FNX did not undertake grade variography. Variography is a statistical exercise that requires a large number of sample composites for definitive results, necessitating much drilling and sampling that is generally not justified to reliably estimate grade in contact deposits.

     Variography for PGEs and Au within the 950 Complex may be warranted and should be considered by FNX in future resource updates.


MODELLING APPROACH

CONTACT DEPOSITS

     Table 7 summarizes FNX block modelling parameters for the contact deposits.


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
-------------------------------------------------------------------------------------------------------------
                        TABLE 7 SUMMARY OF MODELLING PARAMETERS FOR CONTACT DEPOSITS
-------------------------------------------------------------------------------------------------------------
                         FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
-------------------------------------------------------------------------------------------------------------
                                                               DEPOSITS
------------------------- -----------------------------------------------------------------------------------
                                                                                                UPPER MAIN
                             INTER MAIN     INTER MAIN WEST     EAST MAIN       UPPER MAIN     HANGING WALL
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
No. Drill Holes                  33                6               22               18              7
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Composite Target Length          5                 7                5               5               5
(ft.)
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Composite Average (ft.)         4.97               7              4.85             4.97            4.9
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Block Size ft. (XYZ)          40x10x10         40x20x10         20x10x10         20x10x20        40x20x10
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Method                          ID2               ID1              ID2             ID2             ID2
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Search Type                   Ellipse           Ellipse          ellipse         ellipse         ellipse
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Search Orientation*         -45(DEG.),     -45(DEG.),     -45(DEG.),     -45(DEG.),    -20(DEG.),
                             0(DEG.),       0(DEG.),       0(DEG.),       0(DEG.),     -5(DEG.),
                             35(DEG.)       35(DEG.)       -10(DEG.)      0(DEG.)       20(DEG.)
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Search Ellipse XYZ Axes     250, 100, 20     250, 100, 20      50, 200, 50     50, 100, 20     300, 100, 20
(ft.)
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Search Pass 2nd, 3rd (x       1.5x, 2x         1.5x, 2x          2x, 3x         1.5x, 2.5x      1.5x, 2.5x
primary)
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Octant Search                    No               No               No              yes              No
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Minimum No. Samples              5                 5                5               5               5
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
Maximum No. Samples              10               10               20               20              20
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
NN Model % Variance Ni           5%              12.5%             14%             1.6%            1.4%
------------------------- ----------------- ---------------- ---------------- --------------- ---------------
NN Model % Variance Tons       0.17%             2.3%             1.8%             0.5%            0.1%
------------------------- ----------------- ---------------- ---------------- --------------- ---------------

     * Rotation from XYZ axes


     FNX selected nominal block dimensions appropriate to the drill hole spacings and thickness of the deposits. General industry rule of thumb for block size is 1/4 to 1/2 the drill hole spacing. Search distance was adjusted to the geometry of the deposit e.g. East Main pipe-like geometry differs from the broad, lenticular Inter Main deposit, and search orientation was matched to thickness trends within the deposits supported by grade-thickness contouring and footwall modelling that shows depression trends. RPA agrees with this approach.

     Datamine sub-cells blocks to honour the wireframe outlines and maintain volumetric control. The FNX block models' XYZ directions are horizontal and vertical and have not been rotated to the dip plane of the deposits. Filling the wireframes with blocks results in


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a range of block sizes that differ significantly from the nominal dimensions particularly for deposit thickness.

     In RPA's opinion the ID2 interpolation method is a reasonable choice to model grade and tonnage at this stage of resource delineation. FNX considered ordinary kriging interpolation which should work well, however, variography work necessary for kriging is time consuming with only marginal benefits as discussed above, particularly given the small Ni grade ranges within the resource outlines. One advantage of kriging is the formalization of grade estimation (kriging) variance, which is one factor that could be used for resource classification.

     The maximum number of samples at 10 to 20 combined with ID2 interpolation results in grade smoothing that is acceptable for global resource estimation. RPA's observations "on screen" of block grades indicates that grades are relatively smoothed and do not honour the assays very well in internal waste areas (e.g. Inter Main Deposit). Interpolation parameters will need to be refined for future reserves estimation where better local grade resolution will be required for mine planning.

     RPA examined the number of interpolation passes required to fill the resource wireframes for the contact deposits: Inter Main, East Main and Upper Main. Some 86% to 89% of the models were filled on the primary search, 10% to 13% on the second pass and 1% on the third pass. The high percentage of blocks interpolated in the first pass supports the classification as Indicated Resources.

950 COMPLEX
     A block model comprising 10 ft. x 10 ft. x 5 ft. blocks was used for grade estimation with sub-blocking along the boundary of the wireframe model. This model was oriented orthogonal to the north-south/east-west coordinate system. Grade was estimated into the blocks using Inverse-Distance weighting to the fourth power (ID4). A minimum of 5 and maximum of 20 samples were used for each block. RPA considers the block model configuration and extrapolation method to be appropriate for the 950 Zone, although some parameters could be refined (as discussed below).


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     Grade was estimated into the block model in three passes, using successively larger search ellipsoids. The first pass employed a search ellipsoid measuring 50 ft. x 50 ft. x 5 ft., oriented along the east-west strike direction with the principal axis dipping at -50 DEG. to the south. The other two passes use ellipsoids measuring two and three times, respectively, the dimensions of the original. The ultimate search radii for this block model measured 150 ft. x 150 ft. x 15 ft. No discrimination in the final reported resource estimate was made between blocks estimated with the different search parameters.

     RPA observes that the majority of the blocks appear to have been filled on the second and third grade runs, which suggests that the smallest search ellipsoid is not really useful. The combination of the sample spacing and the 5-sample minimum on each block grade estimate appear to overly constrain the number of blocks estimated in the first pass, and RPA recommends that, unless some resource classification scheme is tied to the use of the 50 ft. x 50 ft. x 5 ft. search, that this ellipsoid be discarded. RPA further suggests that the minimum sample constraint seems somewhat restrictive, while the maximum sample limit seems a bit too high. RPA recommends that additional work be carried out to refine the search parameters employed.

     RPA notes that the search orientation is not optimal for some portions of the volume model owing to the variations in dip of the mineralization. In addition, there are some instances where samples residing in one lobe or "leg" of the volume model have been captured by the search ellipsoid and used to estimate grade in another lobe. Strictly speaking, this is not appropriate and will result in inaccurate local grade estimation, even though the global resource estimate may not be affected much. RPA recommends that this be rectified as soon as possible. One possible means of dealing with this issue would be to divide the wireframe model into a number of smaller, less complex, domains, each with their own search ellipsoid and sample dataset.

     The deliberate inclusion of lower grade material in the volume model in order to preserve geological continuity has resulted in a significant amount of "internal" dilution in the block model. RPA notes that there are a number of holes that do not make


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minimum grade-width criteria, but RPA considers this to be a reasonable and conservative approach to modeling this deposit.

     The 950 Complex wireframe model was estimated to contain 736,000 tons grading 1.15% Cu, 0.22% Ni, 1.82 g/t Pt, 1.82 g/t Pd, and 0.63 g/t Au. On
application of the $C87/ton dollar-value cut-off, the total Mineral Resource is estimated to be 520,000 tons grading 1.44% Cu, 0.27% Ni, 2.27 g/t Pt, 2.26 g/t Pd, 0.77 g/t Au.

     Figures 15 to 19 show deposit block modelling in typical cross sections.


MODEL VALIDATION

     FNX's modal validation consists of grade interpolation by the nearest neighbour method (NN). The NN results agree closely to within 14% on grade and 3% on tons with the IDx method. Note that resource block SG is a function of block grade. Whereas blocks are unchanged between methods, the differing interpolated block grade affects SG and thus block tons.

     Close comparison of the resource total block volumes to the corresponding wireframe volumes for each deposit by done FNX validates the resource blocking of the models.

RPA examined the assay statistics, composite statistics and block model statistics prepared by FNX in its summary resource reports. RPA prepared zone composites for the East Main and Inter Main contact deposits and compared them to block model resource results. FNX assay statistics are length weighted but not by SG and as a result slightly underestimate average grade compared to SG and length weighted assay composites. RPA weighted assays by length and SG for the Inter Main zone and this resulted in a somewhat higher grade that exceeds that of the composites and block model grade (Table 8). In general, average grade for assays>composites>block model and variance for their grade frequency distributions is the converse due to the volume-variance effect of progressively smoothing low and high grades +/- internal dilution. This effect, if observed, in part validates the modelling or is cause for further investigation if


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not. FNX and RPA note that this typical trend confirms the deposits' grade modelling except for the Inter Main West and East Main deposits where the block model average grade exceeds the composites average grade. Inter Main West average deposit grade is only 2.7% higher than its composites' grade but East Main is 16% higher. FNX explains that this appears to be an issue of support due to the distribution and orientation of drill holes. The lower third to quarter of the East Main includes a number of holes that intersect the zone at a very low angle. The balance of the East Main Zone is characterized by holes with typical intersections much closer to perpendicular. The average Ni grade for assays in the lower part of the deposit is 1.4% Ni (length weighted) and the average Ni block grade is 1.25% Ni. The average assay grade for the upper part of the East Main is 2.71% Ni and the average block grade is 2.54% Ni. Given the lack of available information on the survey of the oblique holes, the lower portion of the East Main is considered by FNX to be Inferred Resource while the upper part is Indicated Resource. RPA agrees with this classification.

RECONCILIATION
     Reconciliation of resource grade could be used for model validation where there has been previous mining such as at the 700 Complex and the Upper Main deposit. Such work requires production records for individual stopes and stoped areas, which are not available in this case since McCreedy West Mine ores were shipped and blended with various other Inco mines to feed the Clarabelle concentrator.


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
--------------------------------------------------------------------------------------------------------------------------------
                     TABLE 8 SUMMARY OF RESOURCE INTERCEPTS FOR THE INTER MAIN DEPOSIT
--------------------------------------------------------------------------------------------------------------------------------
                         FNX MINING COMPANY - DYNATEC JOINT VENTURE SUDBURY PROJECT
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
SEQUENCE #  HOLE NO.   FROM (FT)  TO (FT)  LENGTH (FT)   Cu%     Ni%   Pt G/T   Pd G/T  Au G/T    Co%      Fe%       S%      SG
--------------------------------------------------------------------------------------------------------------------------------
         1   527470 *    1055.00  1070.00      15.00     0.07   1.26        -        -       -   0.04        -     8.51    3.19
--------------------------------------------------------------------------------------------------------------------------------
         2   527490 *    1094.00  1118.90      24.90     0.13   1.80        -        -       -   0.09        -    15.27    3.43
--------------------------------------------------------------------------------------------------------------------------------
         3   527500 *    1094.70  1111.70      17.00     0.07   1.51        -        -       -   0.05        -    10.30    3.29
--------------------------------------------------------------------------------------------------------------------------------
         4   567090 *     611.00   630.30      19.30     0.22   2.01        -        -       -   0.09        -    16.60    3.50
--------------------------------------------------------------------------------------------------------------------------------
         5   103210 *    1053.30  1069.10      15.80     0.48   3.16     0.10     0.14       -   0.12        -    19.75    3.77
--------------------------------------------------------------------------------------------------------------------------------
         6   103210 *    1103.60  1115.90      12.30     0.36   3.27    0.060    0.138       -   0.13        -    17.88    3.80
--------------------------------------------------------------------------------------------------------------------------------
         7   596390 *     490.00   512.20      22.20     0.81   1.03    0.092    0.197       -   0.04    17.73     7.74    3.17
--------------------------------------------------------------------------------------------------------------------------------
         8   FNX3001     1308.40  1339.20      30.80     0.16   1.90    0.051    0.099   0.015   0.04    22.02    12.41    3.41
--------------------------------------------------------------------------------------------------------------------------------
         9   FNX3002     1301.25  1330.25      29.00     0.14   1.42     0.05     0.08    0.02   0.03    18.09     9.67    3.27
--------------------------------------------------------------------------------------------------------------------------------
        10   FNX3002     1346.10  1393.10      47.00     0.27   1.88    0.063    0.105   0.015   0.05    24.34    13.32    3.47
--------------------------------------------------------------------------------------------------------------------------------
        11   FNX3005     1351.50  1361.40       9.90     0.30   0.96    0.073    0.103   0.075   0.04    20.04     9.67    3.17
--------------------------------------------------------------------------------------------------------------------------------
        12   FNX3007     1232.30  1245.10      12.80     0.17   0.82     0.04     0.05    0.02   0.02    12.43     5.84    3.10
--------------------------------------------------------------------------------------------------------------------------------
        13   FNX3007     1270.30  1283.40      13.10     0.18   1.64    0.050    0.067   0.015   0.06    21.09    12.44    3.24
--------------------------------------------------------------------------------------------------------------------------------
        14   FNX3008     1335.90  1345.50       9.60     0.11   0.89    0.017    0.026   0.015   0.05    15.63     8.24    3.14
--------------------------------------------------------------------------------------------------------------------------------
        15   FNX3009     1502.90  1531.50      28.60     0.28   3.20    0.071    0.094   0.015   0.11    39.91    23.75    3.87
--------------------------------------------------------------------------------------------------------------------------------
        16   FNX3010     1467.40  1522.70      55.30     0.20   1.72    0.037    0.093   0.016   0.05    24.88    13.07    3.37
--------------------------------------------------------------------------------------------------------------------------------
        17   FNX3013     1232.60  1242.00       9.40     0.38   2.15    0.057    0.040   0.021   0.08    27.37    17.79    3.49
--------------------------------------------------------------------------------------------------------------------------------
        18   FNX3014     1281.10  1311.90      30.80     0.35   2.81    0.032    0.062   0.016   0.08    34.15    19.28    3.75
--------------------------------------------------------------------------------------------------------------------------------
        19   FNX3016     1276.20  1303.40      27.20     0.29   3.84    0.047    0.087   0.015   0.11    47.85    25.91    4.11
--------------------------------------------------------------------------------------------------------------------------------
        20   FNX3020     1326.70  1379.00      52.30     0.36   3.37    0.065    0.124   0.005   0.10    39.72    22.41    3.90
--------------------------------------------------------------------------------------------------------------------------------
        21   FNX3022     1330.75  1345.00      14.25     0.26   0.84    0.045    0.072   0.015   0.02    14.45     6.86    3.13
--------------------------------------------------------------------------------------------------------------------------------
        22   FNX3023     1281.30  1294.70      13.40     0.73   1.23    0.072    0.062   0.029   0.06    15.79    10.17    3.19
--------------------------------------------------------------------------------------------------------------------------------
        23   FNX3026     1589.90  1646.70      56.80     0.31   2.25    0.038    0.102   0.021   0.06    30.36    13.83    3.51
--------------------------------------------------------------------------------------------------------------------------------
        24   FNX3027     1433.80  1464.30      30.50     0.29   1.29    0.035    0.107   0.018   0.04    18.32     9.33    3.22
--------------------------------------------------------------------------------------------------------------------------------
        25   FNX3029     1632.60  1638.40       5.80     0.22   1.91    0.069    0.107   0.015   0.04    24.97    13.32    3.45
--------------------------------------------------------------------------------------------------------------------------------
        26   FNX3034     1280.80  1290.60       9.80     0.05   0.38    0.015    0.015   0.015   0.02     7.20     3.27    2.97
--------------------------------------------------------------------------------------------------------------------------------
        27   FNX3036     1304.90  1338.40      33.50     0.25   1.73    0.026    0.043   0.017   0.08    25.72    14.87    3.42
--------------------------------------------------------------------------------------------------------------------------------
        28   FNX3040     1531.40  1556.60      25.20     0.19   3.34    0.017    0.037   0.046   0.14    39.85    24.96    3.90
--------------------------------------------------------------------------------------------------------------------------------
        29   FNX3042     1563.30  1580.50      17.20     0.10   1.21    0.031    0.066   0.015   0.03    15.21     7.77    3.21
--------------------------------------------------------------------------------------------------------------------------------
        30   FNX3043     1525.60  1533.90       8.30     0.20   2.11    0.027    0.047   0.015   0.08    28.01    15.96    3.48
--------------------------------------------------------------------------------------------------------------------------------
        31   FNX3045     1501.30  1526.00      24.70     0.09   1.13    0.030    0.039   0.015   0.03    16.26     8.06    3.18
--------------------------------------------------------------------------------------------------------------------------------
        32   FNX3049     1429.60  1440.40      10.80     0.09   1.85    0.056    0.032   0.015   0.06    23.51    12.33    3.40
--------------------------------------------------------------------------------------------------------------------------------
        33   FNX3052     1513.70  1545.60      31.90     0.19   2.62    0.043    0.060   0.016   0.12    34.98    20.32    3.69
--------------------------------------------------------------------------------------------------------------------------------
        34   FNX3053     1602.90  1614.00      11.10     0.18   2.25    0.117    0.166   0.015   0.07    29.92    15.99    3.55
--------------------------------------------------------------------------------------------------------------------------------
        35   FNX3054     1503.00  1527.20      24.20     0.33   1.68    0.067    0.079   0.017   0.04    23.44    12.53    3.38
--------------------------------------------------------------------------------------------------------------------------------
    Totals                     -        -     799.75     0.26   2.12     0.05     0.09    0.02   0.07    27.58    15.06    3.48
--------------------------------------------------------------------------------------------------------------------------------

* Inco Drill Hole

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FIGURE 15 CROSS SECTION OF THE INTER MAIN CONTACT DEPOSIT SHOWING WIREFRAME AND
BLOCK MODEL
                            (view looking northeast)

                                     [MAP]



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FIGURE 16 CROSS SECTION OF THE EAST MAIN CONTACT DEPOSIT SHOWING WIREFRAME AND
BLOCK MODEL
                            (view looking northeast)


                                     [MAP]



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FIGURE 17 CROSS SECTION OF THE UPPER MAIN CONTACT DEPOSIT SHOWING WIREFRAME AND
BLOCK MODEL
                            (view looking northeast)


                                     [MAP]




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FIGURE 18 CROSS SECTION OF THE 950 COMPLEX DEPOSIT SHOWING WIREFRAME AND BLOCK
MODEL
                            (view looking northeast)



                                     [MAP]



RPA CHECK ESTIMATE
     In order to further validate the FNX resource estimation methodology, RPA estimated tonnage and grade of the Inter Main deposit using the grade-thickness contour (metal accumulation) method (Roscoe et al., 1991). The purpose was an order of magnitude confirmation of the FNX estimate.

     A precise estimate of the deposit was not expected because only the resource wireframe outline and holes internal to the resource wireframe were used thus introducing deposit edge effects not necessarily the same as the wireframe model and combining the hanging wall "pant leg" with the main body on the south side of the deposit.


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FIGURE 19 CROSS SECTION OF THE INTER MAIN WEST CONTACT DEPOSIT SHOWING WIREFRAME
AND BLOCK MODEL
                            (view looking northeast)


                                     [MAP]


     The method involved plotting the wireframe outline of the deposit in the dip plane (42(DEG.)) showing the center of the drill hole resource intercepts (assays composited across the zone). Resource intercepts were adjusted to true widths perpendicular to the zone. True thickness, specific gravity (SG) times thickness, and specific gravity times thickness times nickel grade were contoured, contours measured and intercontour areas determined. The average thickness, average SG, average nickel grade and tonnes were estimated from weighted areas and average values for each area. The contour method estimate of 1 million tons averages 2.08% Ni compared the FNX block model ID2 estimate of 927,000 tons at 2.02% Ni (combined Indicated and Inferred Resource) and the FNX NN estimate of 928,000 tons at 2.12% Ni. . The contour method is 13% to 14% higher in tons but the


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grade estimate falls between the ID2 and NN estimates. This small difference is within the expected range for different methods and confirms the FNX estimate.


CLASSIFICATION

     In RPA's experience, grade estimation for contact deposits modelled at 1% Ni, and somewhat higher grade cut-offs, is generally reliable owing to a fairly consistent Ni grade range and lack of very high assay outliers. The geometry of the deposits, however, may be locally complex and based on both assay cut-off and sharp ore/waste contacts resulting in tonnage estimates being less reliable than grade estimates. In such cases, close spaced development drilling on 30 ft. to 50 ft. spacing may be required before stopes can be planned. At the resource stage, tonnage may be reasonably estimated globally at wider hole spacings and be classified as Indicated Resource, however, while resource tons and grade may not change materially with fill-in drilling, the shape of the resource may change.

     FNX classified resources based on geologic confidence in the deposit modelling that takes into account the number and spacing of drill intercepts in the deposit.

     Average hole spacing within the Inter Main deposit is about 100 ft. to 120 ft. and is uniform in spacing except for the upper east to upper central area and a down dip promontory supported by a single hole. The up dip eastern portion and contact area could not be drilled from surface due to lack of drill sites in the Levack town site. These areas within the Inter Main deposit (Figure 20) have been classed as Inferred Resources pending fill-in drilling, which is underway from a new drill site at the Levack sewage treatment plant.


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FIGURE 20 SKETCH OF AREAS OF INDICATED AND INFERRED RESOURCES (INTER MAIN AND
EAST MAIN DEPOSITS)


                               INTER MAIN DEPOSIT
                                     [MAP]




                               EAST MAIN DEPOSIT
                                     [MAP]




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     The lower area of the East Main deposit is intersected at very acute angles by Inco underground holes, with less reliable downhole surveys, resulting in lower confidence in the modelling. FNX has classed this portion of the East Main resource as Inferred Resource.

     The Inter Main West and Upper Main Hanging Wall deposits are tested by six to seven wide spaced holes (few FNX, mostly Inco holes) and are classed as Inferred Resources.

     RPA agrees with the FNX classification for the contact deposits.

     The Mineral Resources in the 950 Zone are classified as Indicated. FNX personnel consider the 950 Zone to be a reasonably well-drilled body of mineralization that is generally predictable, although locally complicated, and that lies immediately adjacent to an empty stope. For this reason, FNX considers the level of confidence for the estimate to be high enough to class the resource in the Indicated category. RPA agrees with this classification, but recommends that further work be done on the estimation parameters to develop a more formal set of criteria.


MINING OPERATIONS

         Dynatec Mining Services Division (Dynatec) prepared a work program for exploration and mining operations for 2003. Dynatec summarized the plan as follows:

o The McCreedy West Mine property will support mining operations at a nominal production rate up to 1,000 tpd. In 2003, material will be mined from the 700 Complex, Upper Main, and Inter Main Zones achieving a rate of 700 tpd. Rehabilitation of critical areas in advance of pre-production development and underground exploration drilling is nearing completion, as scheduled. Production scheduled as described herein commences upon completion of necessary mine rehabilitation, diamond drilling and pre-production development.

o Production is planned to commence in early May 2003 at a nominal rate of about 300 tpd from the 700 Complex and Upper Main Zones, increasing to a peak of


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         1,000 tpd as the Inter Main Zone is developed. Mining is to be carried out with a variety of stoping methods, dictated mainly by the geometry of the zones and the need to minimize dilution. Shrinkage mining is envisioned for the steeper veins in the 700 Complex while conventional up-dip panel mining is to be used in the flatter veins. The Upper Main Zone is to be mined with mechanized cut and fill stoping. The Inter Main Zone, which contains the bulk of the resources, will be removed using open blasthole stopes with deferred fill.

o Ore will be hauled from the mine by truck and placed on a surface coarse-ore stockpile. The run of mine ore is to be reduced to a nominal -5/8 in. size through a 2-stage crushing circuit and then passed through an on-site sampling tower for mill feed grade determination. The crushed ore will be hauled by surface trucks to the Clarabelle Mill for processing. If Inco elects to purchase Joint Venture mine production, milling and refining of the ore is subject to the terms of the Off-Take Agreement between Inco and FNX.


RECOVERABILITY AND CONTRACTS

     Except for the 700 Complex which is a small portion of the McCreedy West Mine Mineral Resource at this time, no mining recovery has been applied to the Mineral Resources. Mining recoveries attained by Dynatec are expected to be the same or perhaps better than historic mine recovery in the Sudbury Camp. Mining losses depend on the selected mining method, pillar recovery, as well as blasting characteristics which impact on loss of sulphide fines.

     There does not appear to be any title, legal, environmental and permitting or political issues that would prohibit mining by FNX-Dynatec at this time, although RPA has not researched these aspects of the project.

     Metals recovery by milling, smelting and refining for the FNX Sudbury properties at Inco facilities are governed by the Inco Off-Take Agreement under which accountable or payable metals are defined based on recoveries determined from past Inco test work and production at the McCreedy West Mine property.



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OFF-TAKE AGREEMENT

         Through its agreements with Inco, FNX will explore and mine the five Sudbury properties. The Off -Take Agreement allows for Inco to treat the mined ore and in some cases to market the products. The following summarizes the basic terms of the agreement.

o        Gives Inco the first right to treat FNX-Dynatec mined ore.

o        Each orebody is governed by a specific agreement.

o        Inco has the right to market the copper and nickel.

o        FNX retains the right to market the precious metals.

o Specific treatment costs, accountable metals recoveries and terms of payment are defined.

o In the event Inco elects not to take FNX mine production, the Sudbury Joint Venture has the right to market it elsewhere.


NICKEL, COPPER, PGM AND GOLD MARKET

     The metals in the estimated resources are readily sold in on open and liquid metals markets with metal prices available on the London Metals Exchange, Comex etc. The Off-Take Agreement provides for Inco taking direct mine production from the FNX-Dynatec Sudbury Projects and creates a specific market for the FNX-Dynatec Join Venture.
Inco is responsible for marketing the base metals.

     The current market for nickel is relatively buoyant with elevated prices due to low inventories caused by strong world demand, the delay in development of Inco's Voisey's Bay and Goro deposits and completion of expansions of several producers. Increasing demand for stainless steel from China and Asia, combined with new production capacity that is expected to just offset mine depletion, is forecast to keep nickel markets tight until 2006 (Goudie, 2002). Inco currently has capacity at Sudbury to handle material from FNX/Dynatec projects.

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     Copper prices are low and stagnant from worldwide oversupply that has resulted in producer cutbacks. Cobalt prices are low because of expected oversupply from pressure acid leach mining of Australian Ni-Co laterites and resumed Cu-Co production from central Africa. Gold, platinum and palladium prices have all increased substantially over the late 1990's, with gold the most recently over the last year.

     Metal spot prices as of February 19, 2003, 2003 (Northern Miner Press Feb. 24-March 2, 2003 issue) are:

               ------------------------------------------------
                    METAL                    PRICE
               ------------------------------------------------
               Nickel                    US$3.85/lb
               ------------------------------------------------
               Copper                    US$0.74/lb
               ------------------------------------------------
               Cobalt                    US$7.55/lb
               ------------------------------------------------
               Platinum                  US$672/troy oz.
               ------------------------------------------------
               Paladium                  US$252/troy oz.
               ------------------------------------------------
               Gold                      US$347/troy oz.
               ------------------------------------------------

     Metal uses and markets are briefly described below.


NICKEL


         The following information is taken from the Nickel Development Institute website.
              "Nickel is of considerable economic and strategic importance because of its wide diversity of the end-uses. Producers sell nickel in many forms as sheets, powders, pellets, ingots, etc. About 85% of this nickel is used in combination with other metals to make alloys. Alloys that contain nickel include hundreds of different grades of stainless steels, hundreds of different nickel alloys, many alloy steels and a few copper-nickel alloys.

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              Plating on plastics has enjoyed considerable growth. Nickel can also be deposited from solution without using electric current. A major application of electroless nickel today is in computer hard discs. It forms an extremely uniform, smooth, stable, non-magnetic substrate for the magnetic recording layer, as well as providing corrosion protection for the underlying aluminum disc.

              Nickel-based materials have a number of special properties. Nickel-iron alloys have low expansion, soft magnetic properties that are employed in electronic devices and for electromagnetic shielding of computers and communication equipment. Coins and tokens can be produced with a tailored electromagnetic response, which aids identification in vending machines. Nickel also plays a part in portable power provision. Nickel-cadmium rechargeable batteries containing nickel plates and nickel hydroxide have been in use for several years.

              The number of existing and emerging applications of stainless steel is the reason for an expected growth rate of 5% to 6% per annum for these materials".


COPPER

     The following information on copper was extracted from the Copper Development Institute website.

              "The copper industry consists of: producers, smelting, refining companies; and fabricators-wire mills, brass mills, foundries, powder plants. The end products of the producers, the most important of which are refined cathode copper and wire rod, are sold almost entirely to the copper fabricators. The end products of the fabricators-copper and copper alloy mill and foundry products-consist of electrical wire, strip, sheet, plate, rod, bar, mechanical wire, tube, forgings, extrusions, castings, and powder.

              Building wiring (aluminum is a substitute) and plumbing have been the two top markets in recent years. Plastics can be substituted for copper in plumbing

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         applications. Automotive applications is copper's third largest market.
         Aluminum has made inroads into the radiator sector of the automotive industry but copper has gained far more due to the dramatic increase in wiring and electronics within the average car.

              Optical fibers are another area of substitution for copper wire. Coinage is also susceptible to substitution by zinc.

              For all metals the recycling of scrap is considerably more energy-efficient than recovery from ores, and here copper's high recycling rate-higher than any other engineering metal-makes it the material of choice. Each year in the USA more copper is recovered and put back into service from recycled material than is derived from newly mined ore. Copper's recycle value is so great that premium-grade scrap normally has at least 95% of the value of primary metal from newly mined ore.

              The is promise of new markets for copper including superconductivity applications, new marine uses such as ship hulls and sheathing of offshore platforms, electric vehicles, earth-coupled heat pumps, solar energy fire sprinkler systems, and nuclear waste disposal canisters, to name a few. All in all copper should be able to maintain its existing markets."


COBALT

     Cobalt has many commercial, industrial and military uses. The largest use of cobalt is in superalloys (51%) that are used for gas turbine engines for aircraft and power generation. Cobalt is also used in the manufacture of magnets, corrosion and water resistant alloys; high speed steels; cemented carbides and diamond tools; catalysts for chemical and petroleum industries. Cobalt is also used as a drying agent in paints, varnishes and inks. It is used in the electronics industry for recording media.

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PLATINUM

     Platinum is used for jewelry, automobile exhaust treatment catalyst, and general industrial uses including chemical process catalysts, electrical and computer manufacture applications. Supply is reported to have been lower than demand for the last four years. The major producer, South Africa is expect to increase its production in the near term while production from Russia is expected to decline. Demand by the auto industry is expected to remain constant in the near term as the auto companies reduce their inventory. Demand for jewelry has increased in recent years, particularly in China. The supply demand balance is expected to remain tight in the near term.


PALLADIUM

     Palladium is used as an automobile exhaust treatment catalyst and in the electronics and dental industries. Palladium demand was expected to decline in 2002 as automakers and computer manufactures reduced palladium inventories. The automakers use platinum as a substitute and the computer industry demand for new computers declined. South African supply is expected to increase in the near term while Russian production was forecast to decline significantly in 2002. Palladium is expected to recover slightly in 2003. The inventory reduction programs should decline however the Russian based supplies may increase as sales from Russian inventories may be used to reduce Russian debt.


GOLD

     Most gold that is fabricated currently goes into the manufacture of jewelry. In the late 20th century, gold emerged as an industrial metal as well because of its superior electrical conductivity and resistance to corrosion and other desirable combinations of physical and chemical properties. Gold has critical applications in computers, communications equipment, spacecraft, jet aircraft engines and other functions in other products. Until recently gold was considered a monetary metal and most of the metal went into the vaults of governments and banks to back paper currency.

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ENVIRONMENTAL CONSIDERATIONS

     Under the terms of the option agreement with Inco, The Sudbury Joint Venture is not liable for any of the previous mining that occurred on the property but it is responsible for all environmental obligations that results from its mining activities. Numerous permits and approvals are required to restart the mining operation. FNX reports that these permits and approvals are listed in the FNX-Dynatec work plan (2003). The site is covered by an existing reclamation plan and modifications to that plan will be required. FNX does not anticipate any difficulty in obtaining the necessary permits and approvals.


TAXES

     Mining and income taxes are not applicable at the resource delineation. Exploration is ongoing to establish additional Mineral Resources on the McCreedy West Mine property and Mineral Reserves have not yet been reported. Formal economic modelling has not been done to assess project taxes. Taxes payable to maintain title to the patented parcels are carried by exploration financing.


CAPITAL AND OPERATING COST ESTIMATES

     Dynatec has estimated costs for the exploration and development of McCreedy West Mine for the year 2003. The explorations costs include costs for some rehabilitation, development and diamond drilling beginning in January of 2003 and ending in June of 2003. These costs are prepared on a unit cost basis that is the monthly development footages have been plotted on maps and the footages then transferred to spreadsheets. Dynatec then applied unit costs, cost per foot of drilling or development, to the various footages on the schedules to come up with a cost for each month in 2003. There are also allowances for mine indirect costs, head office costs and a contingency.

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     The same technique was used for the production costs. The production costs cover the period January to December 2003. In the production costs there are different costs for the different stoping methods that are being applied to each deposit. There are also allowances for mine indirect costs, head office costs and a contingency.

     In RPA's opinion the estimation methods are typical of those used in the mining industry and the costs are reasonable.


ECONOMIC ANALYSIS

     Economic analyses are not applicable at the resource delineation stage. Exploration is ongoing to establish additional Mineral Resources on the McCreedy West Mine property and Mineral Reserves have not yet been reported. No formal economic analysis has been undertaken.


PAYBACK

     Not applicable at the resource estimation stage. Exploration is ongoing to establish additional resources on the McCreedy West Mine property and reserves have not yet been reported. No formal economic analysis has been undertaken.


MINE LIFE

     Not applicable at the resource estimation stage. Exploration is ongoing to establish additional resources on the McCreedy West Mine property and reserves have not yet been reported. Not applicable at the resource estimation stage.

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OTHER RELEVANT DATA AND INFORMATION

     All relevant data and information is presented in this report. RPA is not aware of of other relevant data and information, available as of the date of this report, that will materially affect conclusions reached in this report.


INTERPRETATION AND CONCLUSIONS

     RPA reviewed and audited the FNX-Dynatec Joint Venture resource estimates for the contact deposits: Inter Main, Inter Main West, East Main, Upper Main, Upper Main Hanging Wall; as well as for the 950 Footwall Vein Complex and the 700 Footwall Vein Complex deposits; all on the McCreedy West Mine property. The Mineral Resource estimates for the contact deposits and the 950 Footwall Vein Complex were undertaken in mid January and completed in mid February 2003, the estimate for the 700 Footwall Vein Complex Mineral Resource was reported by Dynatec in September 2002.

     The "contact" and "Footwall Vein" deposits for which FNX is reporting Mineral Resources, are typical of others mined by Inco from 1970 to 1997 on the McCreedy West mine property and elsewhere at mines located along the SIC North Range.

     In RPA's opinion the data collection (drilling, sampling, assaying) and QA/QC work by FNX is above industry standard and conforms to best practices guidelines set by the OSC/TSE Mining Standards Task Force (1999). The drilling and assay database, consisting of past Inco surface and underground drilling and recent FNX holes, is extensive and adequate for Mineral Resource estimation, and supports the classification assigned to the resources by FNX and Dynatec. RPA has minor concerns that do not affect the Mineral Resource estimates in any material way. Older Inco surface and underground drill holes have only dip surveys downhole and lack corresponding azimuth readings and therefore there is some uncertainty in the Inco drill hole intercepts used in

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resource estimation. RPA notes that the McCreedy West Mine portion of the
Central Database downloaded by FNX for the purpose of our review has some inconsistencies in drilling data. The FNX Central Database is continually updated as exploration results are received.

     The FNX estimation of Mineral Resources for the contact deposits and the 950 Footwall Vein Complex, by 3-Dimensional computer block modelling, has been done to industry standards and is reasonable, in RPA's opinion.

     The resource block modelling and estimation methodology and parameters are reasonable for global estimation of Indicated and Inferred Resource grade and tonnage for the contact deposits and the 950 Complex. Some refinements to the modelling should be considered for future resource updates

     Dynatec estimated the 700 Complex Measured, Indicated and Inferred Resources in keeping with industry standards by the cross sectional polygonal method. Grades are uncut in keeping with past Inco practice in mining the down dip portion of the zone and the resource is diluted. In RPA's opinion the 700 Complex estimate is reasonable, however the impact of grade capping should be investigated for future estimation of Mineral Resources and Mineral Reserves.


RECOMMENDATIONS

     RPA's recommendations concerning resource estimation are interspersed through the various sections of this report as appropriate. They are restated below as follows:

GENERAL AND CONTACT DEPOSITS

     o RPA recommends more regularized core sampling with a maximum of interval of 5 ft. or less in potential resources intercepts. This will facilitate compositing for block modelling and offer better local grade resolution in the grade block model.

     o Instead of marking actual drill hole numbers on sample bags to facilitate administration of assay results, RPA recommends use of a separate

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          administrative numbering system for sample bags to cross
          reference bag lot/batch file numbers to hole numbers.

     o Within the wireframe models there are substantial drill intercepts of sub cut-off low grade/waste that may represent discrete zones distinct from the main bodies. Practice elsewhere in the Sudbury Camp is to consider that selective mining can leave a waste interval of 10 ft. and distinct footwall or hanging wall zones orphaned by this waste interval maximum are modelled separately. RPA recommends that FNX consider this practice for future resource estimates.

     o RPA notes that two intercepts in the Inter Main deposit do not make grade-width minimums and recommends that future resource updates remodel the wireframes to eliminate these intercepts, if this action is still warranted after completion of the ongoing fill-in drilling.

     o In order to improve the reliability of SG weighting in resource estimation at McCreedy West Mine, RPA recommends that SG tests be done routinely for core samples where higher Ni and Cu grades are anticipated and for semi massive to massive sulphides mineralization.

     o The maximum number of samples for block interpolation at 10 to 20 combined with ID2 interpolation may over smooth grade somewhat. Interpolation parameters, lower number of maximum samples/octant search etc., should be examined for future resource and reserves estimation where better local grade resolution will be required for mine planning.

     o Additional test work on rejects and core duplicates for precious metals zones recommended to improve QA/QC work.


950 COMPLEX

     o RPA recommends that additional studies be undertaken to determine how sensitive the block model grade estimate is to capping levels, and what capping levels would be appropriate for this deposit. In RPA's opinion, the Pt and Pd grades in the 950 Complex should probably be capped at something closer to 15 g/t, while for Au the cap should be in the order of 10 g/t.

     o RPA recommends that additional work be carried out to refine the grade interpolation search parameters employed. Variography for PGEs and Au within the 950 Complex may be warranted and should be considered by FNX in future resource updates.

     o RPA notes that the search orientation is not optimal for some portions of the 950 Complex volume model owing to the variations in dip of the mineralization and will result in poor local grade estimation, even though the


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         global resource estimate may not be affected too much. RPA recommends that this be rectified as soon as possible. One possible means of correcting the problem would be to divide the wireframe model into a number of smaller, less complex, domains, each with their own search ellipsoid and sample dataset.

     o RPA recommends that, unless some resource classification scheme is tied to the use of the 50 ft. x 50 ft. x 5 ft. grade interpolation search, that this ellipsoid be discarded. RPA further suggests that the minimum sample number constraint of 5 seems somewhat restrictive, while the maximum sample limit at 20 seems a bit too high. RPA recommends that additional work be carried out to refine the search parameters employed.

     o RPA agrees with the Mineral Resource classification for the 950 Complex currently made on a purely geologic basis but recommends that further work be done on the estimation parameters to develop a more formal set of criteria.


700 COMPLEX

     o RPA recommends further work to examine the impact of grade capping on resource estimation for the 700 Complex.

     o Pt, Pd and Au prices have increased substantially since the Inco resource estimate of 2001 and subsequent Dynatec resource estimate in 2002. RPA recommends that the resource/economic potential of sub cut-off resource polygons be re-assessed based on current metal prices.

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REFERENCES AND SOURCES OF INFORMATION

Bloom, Lynda (2003): FNX sampling and assay quality audit for assays to mid
     December 2002. Unpublished Company report prepared by Analytical Solutions Inc., February 3, 2003, 17 p.

Coats, C.J. A., and Snajdr, P. (1984): Ore deposits of the North Range, Onaping and Levack area, Sudbury IN Pye, E. G., Naldrett, A. J. and Giblin, P. E. EDS. The geology and ore deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1, p. 327-346.

Davis, C.R., and Bray, M. (2001): McCreedy West Mine 700 Complex mining options.
     Unpublished Inco Technical Services report, June 14, 2001, 32 p.

Davis, Christopher R., Anderson, Michael J., Tavchandjian, Olivier and Cochrane,
     Lawrence B. (----): Quality assurance/quality control (QA/QC) for resource estimation at Inco Techinical Services Limited. Unpublished paper IN PRESS, 23 p.

Dynatec Corporation (2003): FNX-Dynatec Sudbury Joint Venture McCreedy West
     Project work program 2003 exploration & mine operating plan. Unpublished report, January 2003, 41 p.

FNX Mining Company Inc. (2003): FNX Sudbury exploration procedures. Unpublished Company draft document, 22 p.

Goudie, Peter (2002): Presentation by Peter Goudie, Executive Vice President,
     Marketing, Inco Limited to Mineral Resource Analysts Group, Toronto, December 13, 2002, 4 p.

Hitchens, Austin, Hocevar, Bill (2002): Dynatec Corporation FNX Mining Company
     Inc. McCreedy West 700 Complex advanced underground exploration and mining plan. Unpublished Dynatec Report, September 9, 2002, 23 p.

Lavigne, Jamie (2003): Mineral Resource estimate for the McCreedy Mine
     Intermain, Eastmain and Levack deposits. Unpublished Company draft report, January, 2003, 8 p.

Patterson, James M. (2001): Technical report on mineral properties in the Sudbury Basin, Ontario for Fort Knox Gold Resources Inc. Published (SEDAR) report, November 7, 2001, 111 p.

Spiteri Geological and Mining Consultants Inc. (2001): Fort Knox Gold Resources
     Inc. technical review and mineral asset valuation of Sudbury area properties, Sudbury,

                                       89

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 Canada. Unpublished, private and confidential Company
     report, November 1, 2001, 36 p.

Spiteri Geological and Mining Consultants Inc. (2001): Fort Knox Project,
     Sudbury, Ontario independent check sampling and assaying program. Unpublished Company report, July 27, 2001, 8 p.

Roscoe, William, Gow, Neil and Agnerian, Hrayr (1991): The contour method. The
     Northern Miner Magazine, September/October 1991 issue, 3 p.

Toronto Stock Exchange and Ontario Securities Commission (1999): Setting new standards, recommendations for public mineral exploration and mining companies, Mining Standards Task Force final report. Published report, January 1999, 141 p.

                                       90

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SIGNATURE PAGE

     This report titled "Report on the Mineral Resources of the McCreedy West Mine property, Sudbury, Ontario prepared for FNX Mining Company Inc." and dated March 5, 2003 was prepared by and signed by the following author:




     Dated at Toronto, Ontario               Richard E. Routledge, B.Sc., M.Sc.,
                                             (Applied), P.Geol.
     March 5, 2003                           Consulting Geologist


                                       91

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CERTIFICATE OF QUALIFICATIONS

     As the author of this report entitled "Report on the Mineral Resources of the McCreedy West Mine property, Sudbury, Ontario prepared for FNX Mining Company Inc.", dated March 5, 2003 (the Technical Report) of FNX MINING COMPANY INC. (FNX) and on behalf of FNX (the Issuer), I hereby make the following statements:

     A. My name is Richard E. Routledge and I am a Consulting Geologist employed by Roscoe Postle Associates Inc. (RPA). My office address is Suite 1210, 55 University Avenue, Toronto, Ontario M5J 2H7.

     B. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. I have received the following university degrees:

               B. Sc. (Major Geology) 1971 - Sir George Williams University, Montreal, Quebec M. Sc. (Applied Mineral Exploration) 1973 - McGill University, Montreal, Quebec.

              I am registered as a Professional Geologist in the Northwest Territories, Canada and have applied for registration in the Association of Professional Geoscientists of Ontario.

              The Technical Report is based on my personal review of technical reports provided by FNX and Inco and on information available in public files. I have been practising as a geologist for 29 years. My relevant experience for the purpose of the Technical Report is:

               o    Exploration Geologist, Quebec 1971 to 1973
               o    Consulting Geologist with Derry, Michener and Booth 1973 to
                    1982
               o Consulting Geologist and Associate, Derry, Michener, Booth and Wahl 1982 to 1985
               o Evaluations and Special Projects Geologist for Teck Explorations Ltd. 1985-1992
               o Vice President Exploration for Greater Lenora Resources Corp. 1993-1994
               o    Consulting Geologist with RPA from 1994 to present

     C. I visited the FNX offices in Sudbury and the project site from February 3, 2003 to February 7, 2003. I visited the 570 and 750 Levels of the 700 Footwall Vein Complex underground on February 6, 2003.

     D.   I am responsible for all sections of the Technical Report.

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     E.   I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose of which makes the Technical Report misleading.

     F.   I am independent of the Issuer applying the tests set out in section
          1.5 of National Instrument 43-101.

     G. I have had no prior involvement with the properties that are the subject of the Technical Report. I reviewed and audited the resources of another nickel-copper deposit located in the Sudbury North Range for a non-related third party in 1999.

     H. I have read National Instrument 43-101F1 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1, except where noted in the Technical Report.





     Dated at Toronto, Ontario
     March 5, 2003                        Richard E. Routledge, M. Sc., P. Geol.





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APPENDIX 1

FNX SUMMARY RESOURCE REPORTS

             GENERAL BLOCK MODEL PARAMETERS, RESULTS, AND VALIDATION

ZONE: McCREEDY WEST, INTER MAIN ZONE
DATE: FEBRUARY 10, 2003

-------------------------------------------------------------------------------------------------------------
DRILL HOLES
Number of holes                33 Total: 27 FNX (all surface), 6 pre-FNX (INCO - all underground)
                               ------------------------------------------------------------------------------
Core Size                      FNX Core is NQ
-------------------------------------------------------------------------------------------------------------
ASSAYS
                               ------------------------------------------------------------------------------
Number:                        245
                               ------------------------------------------------------------------------------
Total footage:                 813 ft
                               ------------------------------------------------------------------------------
Average core length:           3.2
-------------------------------------------------------------------------------------------------------------
ASSAY STATISTICS                                                    Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As
                                                                                                         .26
                                                                                                        1.93










                                                                                                         4.2
                                                                                                        7.73






                                                                                                      < 0.005
                                                                                                      < 0.005
-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------





                                                                                                       .3072
                                                                                                        1.52






                                                                                                       .0943
                                                                                                        2.31





-------------------------------------------------------------------------------------------------------------
COMPOSITES
Compositing method             Total intersections composited to 5 ft target length with no residuals
Composite length               Composites are length and density weighted.
                               ------------------------------------------------------------------------------
                               Average Length: 4.97 ft
-------------------------------------------------------------------------------------------------------------
COMPOSITE STATISTICS                                                Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .45
                                                                                                        2.21














                                                                                                        1.36
                                                                                                        3.95
-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------





                                                                                                         .03
                                                                                                         .05






                                                                                                       .3727
                                                                                                       1.205






                                                                                                       .1389
                                                                                                       1.451




-------------------------------------------------------------------------------------------------------------
SPECIFIC GRAVITY               38 measurements of SG by pycnometer (solvent) representing range of sulphide content. Regression of SG vs Ni calculated:
                                              SG=.3305*Ni+2.8563
                               And applied to individual assays
-------------------------------------------------------------------------------------------------------------
BLOCK MODEL
                               ------------------------------------------------------------------------------
Origin (lower left X,Y,Z)      3560, -1690, 11610
                               ------------------------------------------------------------------------------
Block Size (ft) (X,Y,Z)        40, 10, 10
                               ------------------------------------------------------------------------------
# Rows/Cols/Levels             29, 67, 55
-------------------------------------------------------------------------------------------------------------
INTERPOLATION
                               ------------------------------------------------------------------------------
Method                         Inverse Distance Power 2
                               ------------------------------------------------------------------------------
Search Type                    Ellipsoidal
                               ------------------------------------------------------------------------------
Search Orientation             Axes Rotations: X=-45, Y=0, Z=35
                               ------------------------------------------------------------------------------
Search Distance                X=250, Y=100, Z=20
                               ------------------------------------------------------------------------------
Minimum # samples              5
                               ------------------------------------------------------------------------------
Maximum # samples              10
                               ------------------------------------------------------------------------------
Octant Search (Y/N)            Not used
                               ------------------------------------------------------------------------------
Secondary Search(s)            2nd=1.5*Primary, 3rd=2*Primary
-------------------------------------------------------------------------------------------------------------
MODEL RESULTS
Tonnage (total model)          927,000 tons
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                         .24
                                                                                                        2.02


-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
                               ------------------------------------------------------------------------------
Wireframe Volume (cu ft)       Wireframe not closed and not validated by software. Model validated by
Blk Model Volume (cu ft)       visual inspection of block filling of wireframe model.
% Volume Difference
-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Comparison with NN Estimate

                    ID Model:                                                                           TONS
                    NN Model:                                       Cu
                % difference:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                     926,774
                                                                                                         .24
                                                                                                        2.02






                                                                                                     928,348
                                                                                                         .25
                                                                                                        2.12






                                                                                                         .17
                                                                                                           4
                                                                                                           5



-------------------------------------------------------------------------------------------------------------
CLASSIFICATION:                                                                                         TONS
                   Indicated:                                       Cu
                    Inferred:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
-------------------------------------------------------------------------------------------------------------



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
-------------------------------------------------------------------------------------------------------------
                                                                    As

                                                                                                     866,486
                                                                                                         .24
                                                                                                        2.02






                                                                                                      60,514
                                                                                                         .20
                                                                                                        2.00





-------------------------------------------------------------------------------------------------------------
NOTES:                         The Inter Main Zone is located east of previous mine workings at the
                               McCreedy West Deposit.  There is no previous development or mining in the
                               Inter Main Zone.  The Inter Main Resource Estimate was completed using conventional wireframing and block modelling techniques using Datamine
                               Software.  Parameters used in the definition of the mineralized zone include a minimum width of 8 ft (true) and a minimum Ni grade of 1%.  Narrower, higher grade intersections were expanded to include dilution to attain the minimum width.  Composites were calculated using density weighting. Grade and density were interpolated into each block.  Based on confidence in the geological interpretation, the Inter Main resource is largely classified as indicated  However, two parts of the zone, totaling 60,000 tons are classified as inferred. These include: 1) a portion in the eastern up-dip part of the model where the drill spacing is more irregular and 2) the southern part of the model characterized by "interfingering" of mineralization and waste where there remains a possibility of shape change with fill-in drilling.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------


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             GENERAL BLOCK MODEL PARAMETERS, RESULTS, AND VALIDATION

ZONE: McCREEDY WEST MINE, INTER MAIN WEST ZONE
DATE: FEBRUARY 10, 2003

-------------------------------------------------------------------------------------------------------------
DRILL HOLES
                               ------------------------------------------------------------------------------
Number of holes                6 Holes: all Inco
                               ------------------------------------------------------------------------------
Core Size
-------------------------------------------------------------------------------------------------------------
ASSAYS
                               ------------------------------------------------------------------------------
Number:                        25
                               ------------------------------------------------------------------------------
Total footage:                 177.4
                               ------------------------------------------------------------------------------
Average core length:           7.1
-------------------------------------------------------------------------------------------------------------
ASSAY STATISTICS                                                    Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .45
                                                                                                        2.21














                                                                                                        1.32
                                                                                                        4.67






                                                                                                         .02
                                                                                                         .05






                                                                                                       .3668
                                                                                                       1.322

-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------


                                                                                                       .1346
                                                                                                       1.748






-------------------------------------------------------------------------------------------------------------
COMPOSITES
                               ------------------------------------------------------------------------------
                               Total intersections composited to 7 ft target length with no residuals
Compositing method             Composites length and density weighted.
                               ------------------------------------------------------------------------------
# Composites                   27
                               ------------------------------------------------------------------------------
Composite length               Average Length: 6.94 ft
-------------------------------------------------------------------------------------------------------------
COMPOSITE STATISTICS                                                Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .46
                                                                                                        2.25














                                                                                                        1.28
                                                                                                        3.95






                                                                                                         .08
                                                                                                         .05




-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------

                                                                                                       .3351
                                                                                                       1.164






                                                                                                       .1123
                                                                                                       1.355



-------------------------------------------------------------------------------------------------------------
SPECIFIC GRAVITY               As per the Inter Main Zone
                               ------------------------------------------------------------------------------
BLOCK MODEL
                               ------------------------------------------------------------------------------
Origin (lower left X,Y,Z)      3060, -1300, 12000
                               ------------------------------------------------------------------------------
Block Size (ft) (X,Y,Z)        40, 20, 10
                               ------------------------------------------------------------------------------
# Rows/Cols/Levels             11, 14, 20
-------------------------------------------------------------------------------------------------------------
INTERPOLATION
                               ------------------------------------------------------------------------------
Method                         Inverse Distance Power 1
                               ------------------------------------------------------------------------------
Search Type                    Ellipsoidal
                               ------------------------------------------------------------------------------
Search Orientation             Axes Rotations: X=-45, Y=0, Z=35
                               ------------------------------------------------------------------------------
Search Distance                X=250, Y=100, Z=20
                               ------------------------------------------------------------------------------
Minimum # samples              5
                               ------------------------------------------------------------------------------
Maximum # samples              10
                               ------------------------------------------------------------------------------
Octant Search (Y/N)            Not used
                               ------------------------------------------------------------------------------
Secondary Search(s)            2nd=1.5*Primary, 3rd=2*Primary
-------------------------------------------------------------------------------------------------------------
MODEL RESULTS
Tonnage (total model)          111,748 tons
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                         .53
                                                                                                        2.31







-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
                               ------------------------------------------------------------------------------
Wireframe Volume (cu ft)       1154671
                               ------------------------------------------------------------------------------
Blk Model Volume (cu ft)       1151875 note: volume computed for complete proto model - see notes below
                               ------------------------------------------------------------------------------
% Volume Difference            .24
-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Comparison with NN
-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------
Estimate

                    ID Model:                                                                           TONS
                    NN Model:                                       Cu
                % difference:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                     111,748
                                                                                                         .53
                                                                                                        2.31






                                                                                                     114,322
                                                                                                         .56
                                                                                                        2.64






                                                                                                        2.25
                                                                                                         5.6
                                                                                                        12.5






-------------------------------------------------------------------------------------------------------------
CLASSIFICATION:                Inferred Resource
-------------------------------------------------------------------------------------------------------------
NOTES:                         The Inter Main West zone is interpreted as the western and up dip extension of the more completely defined Inter Main Zone. The Inter Main West Zone was modeled using Datamine Software utilizing conventional block modelling and wireframing techniques. The protomodel extends to an elevation of 12,160 ft.
                               However, to ensure that no blocks occupied developed ground, the resource grade and tonnage reported here is based on a model filtered to include only those blocks below 12,150 ft. Parameters used in the Inter Main West Zone
                               Resource are as per the Inter Main Zone including a minimum 8 ft true width and a minimum of 1 % Ni. The Inter Main West forms a well-defined geological zone of consistent lithology and position relative to the footwall contact.
                               Given the relatively small number of holes and their irregular spacing currently in the zone, a model Ni grade of 2.6 % greater than the input composite grade and 12.5% less than a nearest neighbor (polygonal) grade is considered reasonable and the resource is classified as Inferred.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------


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             GENERAL BLOCK MODEL PARAMETERS, RESULTS, AND VALIDATION

ZONE: McCREEDY WEST, EAST MAIN
DATE: FEBRUARY 10, 2003

-------------------------------------------------------------------------------------------------------------
DRILL HOLES
                               ------------------------------------------------------------------------------
Number of holes                22 Total. 6 FNX and 16 pre-FNX (data supplied by INCO)
                               ------------------------------------------------------------------------------
Core Size                      NQ for FNX holes
-------------------------------------------------------------------------------------------------------------
ASSAYS
                               ------------------------------------------------------------------------------
Number:                        152
                               ------------------------------------------------------------------------------
Total footage:                 669.2
                               ------------------------------------------------------------------------------
Average core length:           4.40
-------------------------------------------------------------------------------------------------------------
ASSAY STATISTICS                                                    Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .40
                                                                                                        1.77














                                                                                                        10.5
                                                                                                        5.87














                                                                                                       .4623
                                                                                                       1.585


-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------



                                                                                                       .2137
                                                                                                      1.7689






-------------------------------------------------------------------------------------------------------------
COMPOSITES
                               ------------------------------------------------------------------------------
Compositing method             Total intersections composited to 5 ft target length with no residuals
                               Composites are length and density weighted.
                               ------------------------------------------------------------------------------
Composite length               4.85 ft
-------------------------------------------------------------------------------------------------------------
COMPOSITE STATISTICS                                                Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .41
                                                                                                        1.83














                                                                                                        2.54
                                                                                                        5.77






                                                                                                         .01
                                                                                                         .01




-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------
                                                                                                       .3541
                                                                                                       1.471






                                                                                                       .1254
                                                                                                       2.164






-------------------------------------------------------------------------------------------------------------
SPECIFIC GRAVITY               58 measurements of SG completed at ALS Chemex by Solution Pycnometer.
                               Linear regression calculated with analytical data:
                                                              SG=.3233*Ni+2.8534
                               This equation was applied to assay data for SG sample calculation.
-------------------------------------------------------------------------------------------------------------
BLOCK MODEL
                               ------------------------------------------------------------------------------
Origin (lower left X,Y,Z)      2610, -880, 12360
                               ------------------------------------------------------------------------------
Block Size (ft) (X,Y,Z)        20, 10, 10
                               ------------------------------------------------------------------------------
# Rows/Cols/Levels             24, 80, 72
-------------------------------------------------------------------------------------------------------------
INTERPOLATION
                               ------------------------------------------------------------------------------
Method                         Inverse Distance Power 2
                               ------------------------------------------------------------------------------
Search Type                    Ellipsoidal
                               ------------------------------------------------------------------------------
Search Orientation             X=-45, Y=0, Z=-10
                               ------------------------------------------------------------------------------
Search Distance                X=50 ft, Y=200 ft, Z=50 ft
                               ------------------------------------------------------------------------------
Minimum # samples              5
                               ------------------------------------------------------------------------------
Maximum # samples              20
                               ------------------------------------------------------------------------------
Octant Search (Y/N)            Not used
                               ------------------------------------------------------------------------------
Secondary Search(s)            2nd = primary*2, 3rd = primary*3
-------------------------------------------------------------------------------------------------------------
MODEL RESULTS
Tonnage (total model)          242,910
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                         .40
                                                                                                        2.12






-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Wirframe Volume (cu ft)        2,803,526
Blk Model Volume (cu ft)       2,801,812
% Volume Difference


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
-------------------------------------------------------------------------------------------------------------
                               ------------------------------------------------------------------------------
                               .06
-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Comparison with NN Estimate

                    ID Model:                                                                           TONS
                    NN Model:                                       Cu
                % difference:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                      242910
                                                                                                         .40
                                                                                                        2.12






                                                                                                      247386
                                                                                                         .44
                                                                                                        2.45






                                                                                                         1.8
                                                                                                         9.1
                                                                                                        13.5





-------------------------------------------------------------------------------------------------------------
CLASSIFICATION:                Indicated/Inferred
                                                                                                        TONS
                   Indicated:                                       Cu
                    Inferred:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                     166,635
                                                                                                         .35
                                                                                                        2.54


-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------





                                                                                                      76,275
                                                                                                         .51
                                                                                                        1.26







-------------------------------------------------------------------------------------------------------------
NOTES:                         The East Main Zone is located at a near surface position east of previous mine development in the McCreedy West Deposit. Resource modeling was completed using conventional wireframing and block modeling techniques with
                               Datamine Software. Parameters used include a minimum true width of 8 ft and a cut off of 1% Ni. The zone wireframe was extended to surface. Grade and density was interpolated into each block. The tabulated resource includes only those blocks below 12850 elevation thus leaving a > 200 ft crown pillar
                               (as per the recommendation of Dynatec Corp). The average model Ni grade is
                               13.7% higher than the average composite data used in the interpolation and is 13.5% lower than the nearest neighbor model Ni grade. This appears to be an issue of support due to distribution and orientation of drill holes. The lower 1/3 to 1/4 of the East Main includes a number of holes that intersect the zone at a very low angle. The balance of the East Main Zone is characterized by holes with typical intersections much closer to true. The average Ni grade for assays in the lower part of the deposit is 1.4% Ni
                               (length weighted) and the average Ni block grade is 1.25% Ni. The average assay grade for the upper part of the East Main is 2.71% Ni and the average block grade is 2.54% Ni. Given the lack of available information on the survey of the oblique holes, the lower portion of the East Main is inferred and the upper part is indicated.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------


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             GENERAL BLOCK MODEL PARAMETERS, RESULTS, AND VALIDATION

ZONE: McCreedy West Mine, Upper Main
DATE: February 8, 2003

-------------------------------------------------------------------------------------------------------------
DRILL HOLES
                               ------------------------------------------------------------------------------
Number of holes                18 Total: 8 FNX, 10 pre-FNX (Inco)
                               ------------------------------------------------------------------------------
Core Size                      FNX core is NQ
-------------------------------------------------------------------------------------------------------------
ASSAYS
                               ------------------------------------------------------------------------------
Number:                        82
                               ------------------------------------------------------------------------------
Total footage:                 362.8 ft
                               ------------------------------------------------------------------------------
Average core length:           4.42 ft
-------------------------------------------------------------------------------------------------------------
ASSAY STATISTICS                                                    Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .51
                                                                                                        1.88














                                                                                                        1.78
                                                                                                        3.99






                                                                                                      < .005
                                                                                                      < .005






                                                                                                         .32
                                                                                                         .91


-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------




                                                                                                         .10
                                                                                                         .82






-------------------------------------------------------------------------------------------------------------
COMPOSITES
                               ------------------------------------------------------------------------------
Compositing method             Total intersections composited to 5 ft target length with no residuals
Composite length               Composites length and density weighted.
                               ------------------------------------------------------------------------------
                               Average Length: 4.97 ft
-------------------------------------------------------------------------------------------------------------
COMPOSITE STATISTICS                                                Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .52
                                                                                                        1.90














                                                                                                        1.35
                                                                                                        3.28






                                                                                                         .12
                                                                                                         .12






                                                                                                         .27
-------------------------------------------------------------------------------------------------------------


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
-------------------------------------------------------------------------------------------------------------
                                                                                                         .74






                                                                                                         .07
                                                                                                         .55







-------------------------------------------------------------------------------------------------------------
SPECIFIC GRAVITY               No direct SG measurements available for the Upper Main Zone. SG calculated from Upper Main FNX analytical (i.e. assay) data using the Inco equation of:
                                           SG=100/(100/2.88+0.0166*Cu-0.1077*Ni-.328*S)
                               and SG assigned to all assays using the regression of Ni vs calculated
-------------------------------------------------------------------------------------------------------------
BLOCK MODEL
                               ------------------------------------------------------------------------------
Origin (lower left X,Y,Z)      2190, -800, 12350
                               ------------------------------------------------------------------------------
Block Size (ft) (X,Y,Z)        20, 10, 10
                               ------------------------------------------------------------------------------
# Rows/Cols/Levels             16, 25, 22
-------------------------------------------------------------------------------------------------------------
INTERPOLATION
                               ------------------------------------------------------------------------------
Method                         Inverse Distance Power 2
                               ------------------------------------------------------------------------------
Search Type                    Ellipsoidal
                               ------------------------------------------------------------------------------
Search Orientation             Axes Rotations: X=-45, Y=0, Z=0
                               ------------------------------------------------------------------------------
Search Distance                X=50, Y=100, Z=20
                               ------------------------------------------------------------------------------
Minimum # samples              5
                               ------------------------------------------------------------------------------
Maximum # samples              20
                               ------------------------------------------------------------------------------
Octant Search (Y/N)            Yes
                               ------------------------------------------------------------------------------
Secondary Search(s)            2nd = 1.5* Primary, 3rd = 2.5* Primary
-------------------------------------------------------------------------------------------------------------
MODEL RESULTS
Tonnage (total model)          47,995 tons
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                         .46
                                                                                                        1.88





-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
                               ------------------------------------------------------------------------------
Wireframe Volume (cu ft)       455942
                               ------------------------------------------------------------------------------
Blk Model Volume (cu ft)       455437
                               ------------------------------------------------------------------------------
% Volume Difference            0.11%
-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Comparison with NN
Estimate

                    ID Model:                                                                           TONS
                    NN Model:                                       Cu
                % difference:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                      47,995
                                                                                                         .46
                                                                                                        1.87






                                                                                                      47,748
                                                                                                         .48
                                                                                                        1.84






                                                                                                          .5
                                                                                                         4.2
                                                                                                         1.6






-------------------------------------------------------------------------------------------------------------
CLASSIFICATION:                Indicated Resource
-------------------------------------------------------------------------------------------------------------
NOTES:                         The Upper Main main zone lies directly below a portion of the Upper Main mined out by Inco. The Upper Main resource estimate was completed by conventional wireframing and block modeling techniques. The upper limits of the wireframe were constrained by Datamine strings defining the lowermost
                               Upper Main mine workings. This string file was provided by Inco. Parameters used in the definition of the mineralized zone include a minimum width of 8 ft (true) and a minimum Ni grade of 1%. Narrower, higher grade intersections were expanded to include dilution to attain the minimum width. Composites were calculated using density weighting. Grade and density were interpolated into each block. In order to incorporate more samples than that available within the volume of the resource and to therefore get a more a reliable estimate, samples from drill holes in the proximal mined out area were used.
                               This was accomplished via selection within a 2nd, larger wireframe.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

             GENERAL BLOCK MODEL PARAMETERS, RESULTS, AND VALIDATION

ZONE: McCreedy West Mine, Upper Main Hanging Wall Zone
DATE: February 8, 2003

-------------------------------------------------------------------------------------------------------------
DRILL HOLES
                               ------------------------------------------------------------------------------
Number of holes                7 Total: 2 FNX holes, 5 pre-FNX (Inco)
                               ------------------------------------------------------------------------------
Core Size                      FNX Core is NQ
-------------------------------------------------------------------------------------------------------------
ASSAYS
                               ------------------------------------------------------------------------------
Number:                        48
                               ------------------------------------------------------------------------------
Total footage:                 142.1
                               ------------------------------------------------------------------------------
Average core length:           2.96
-------------------------------------------------------------------------------------------------------------
ASSAY STATISTICS                                                    Cu
Mean                                                                Ni
Median                                                              Pt
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .32
                                                                                                        1.44














                                                                                                        1.35
                                                                                                        4.32






                                                                                                       < .005
                                                                                                         .15






                                                                                                         .23
                                                                                                         .76


-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------




                                                                                                         .05
                                                                                                         .58




-------------------------------------------------------------------------------------------------------------
COMPOSITES
                               ------------------------------------------------------------------------------
Compositing method             Total intersections composited to 5 ft target length with no residuals.
                               Composites length and density weighted.
                               ------------------------------------------------------------------------------
Composite length               Average Length: 4.9 ft
-------------------------------------------------------------------------------------------------------------
COMPOSITE STATISTICS                                                Cu
Mean                                                                Ni
Median                                                              Pt
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         .32
                                                                                                        1.46














                                                                                                        1.08
                                                                                                        2.88






                                                                                                         .10
                                                                                                         .50






                                                                                                         .21
-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                                         .57






                                                                                                         .44
                                                                                                         .32






-------------------------------------------------------------------------------------------------------------
SPECIFIC GRAVITY               No direct SG measurements available for the Upper Main Zone. SG calculated from Upper Main FNX analytical (i.e. assay) data using the Inco equation of:
                                          SG=100/(100/2.88+0.0166*Cu-0.1077*Ni-.328*S)
                               and SG assigned to all assays using the regression of Ni vs calculated SG
-------------------------------------------------------------------------------------------------------------
BLOCK MODEL
                               ------------------------------------------------------------------------------
Origin (lower left X,Y,Z)      2040, -1140, 12300
                               ------------------------------------------------------------------------------
Block Size (ft) (X,Y,Z)        40, 20, 10
                               ------------------------------------------------------------------------------
# Rows/Cols/Levels             17, 22, 27
-------------------------------------------------------------------------------------------------------------
INTERPOLATION
                               ------------------------------------------------------------------------------
Method                         Inverse Distance Power 2
                               ------------------------------------------------------------------------------
Search Type                    Ellipsoidal
                               ------------------------------------------------------------------------------
Search Orientation             Axes Rotations: X=-20, Y=-5, Z=20
                               ------------------------------------------------------------------------------
Search Distance                X=300, Y=100, Z=20
                               ------------------------------------------------------------------------------
Minimum # samples              5
                               ------------------------------------------------------------------------------
Maximum # samples              20
                               ------------------------------------------------------------------------------
Octant Search (Y/N)            Not Used
                               ------------------------------------------------------------------------------
Secondary Search(s)            2nd = 1.5* Primary 3rd = 2.5* Primary
-------------------------------------------------------------------------------------------------------------
MODEL RESULTS
Tonnage (total model)          128,000 tons
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                         .31
                                                                                                        1.44






-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
                               ------------------------------------------------------------------------------
Wireframe Volume (cu ft)       1,254,977
                               ------------------------------------------------------------------------------
Blk Model Volume (cu ft)       1,255,312
                               ------------------------------------------------------------------------------
% Volume Difference            .03
-------------------------------------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Comparison with NN Estimate

                    ID Model:                                                                           TONS
                    NN Model:                                       Cu
                % difference:                                       Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                     127,596
                                                                                                         .31
                                                                                                        1.44






                                                                                                     127,731
                                                                                                         .29
                                                                                                        1.45






                                                                                                          .1
                                                                                                           7
                                                                                                         1.4






-------------------------------------------------------------------------------------------------------------
CLASSIFICATION:                Inferred Resource
-------------------------------------------------------------------------------------------------------------
NOTES:                         The Upper Main Hanging Wall zone is located approximately 75 ft in the hanging wall relative to the Upper Main zone. It forms a significantly larger body than the Upper main extending down dip and across strike of the
                               Upper Main. It is currently only informed by 7 drill holes and such remain an inferred resource. The Upper Main Hanging Wall resource zone was estimated using conventional wireframe and block model techniques. The wireframe was created using a minimum width of 8 feet (true) and a minimum
                               Ni grade of 1%. Assays were composited to 5 feet
                               and the composites are density weighted.
-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

             GENERAL BLOCK MODEL PARAMETERS, RESULTS, AND VALIDATION

ZONE: 950
DATE: FEBRUARY 14, 2003

-------------------------------------------------------------------------------------------------------------
DRILL HOLES
                               ------------------------------------------------------------------------------
Number of holes                75 total; 14 FNX, 61 Inco
                               ------------------------------------------------------------------------------
Core Size                      FNX is BQ
-------------------------------------------------------------------------------------------------------------
ASSAYS
                               ------------------------------------------------------------------------------
Number:                        838
                               ------------------------------------------------------------------------------
Total footage:                 3932.4
                               ------------------------------------------------------------------------------
Average core length:           4.7
-------------------------------------------------------------------------------------------------------------
ASSAY TOPCUTS                  Topcuts on assay data have been applied based on evaluation cumulative frequency curve shape. Highest Pt values are cut to 25 g/t (4 samples affected). Highest Pd values are cut to29 g/t (4 samples affected). Highest Au values are cut to 18 g/t (1 sample affected)
-------------------------------------------------------------------------------------------------------------
ASSAY STATISTICS                                                    Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                         1.2
                                                                                                         .26

                                                                                                        1.89
                                                                                                        1.74
                                                                                                         .68










                                                                                                       32.08
                                                                                                        25.6

                                                                                                          25
                                                                                                          29
                                                                                                          18


                                                                                                     < 0.005
                                                                                                     < 0.005

                                                                                                     < 0.005
                                                                                                     < 0.005
                                                                                                     < 0.005


                                                                                                        3.23
-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

                                                                                                       .8202

                                                                                                       2.413
                                                                                                       2.993
                                                                                                       1.249


                                                                                                       10.43
                                                                                                       .6727

                                                                                                       5.825
                                                                                                       8.957
                                                                                                       1.559


                               * DATA BASED ON CUT ASSAYS
-------------------------------------------------------------------------------------------------------------
COMPOSITES
Compositing method             Total intersections composited to 5 ft target length with no residuals
                               Composites length and density weighted.
                               ------------------------------------------------------------------------------
Composite length               Average composite length = 5 ft
-------------------------------------------------------------------------------------------------------------
COMPOSITE STATISTICS                                                Cu
Mean                                                                Ni
Median                                                              Co
Maximum                                                             Pt
Minimum                                                             Pd
Standard Deviation                                                  Au
Variance                                                            As

                                                                                                        1.28
                                                                                                         .27

                                                                                                        1.93
                                                                                                        1.81
                                                                                                          .7










                                                                                                       24.27
                                                                                                        8.64

                                                                                                       13.56
                                                                                                       22.01
                                                                                                       10.56


                                                                                                         .01
                                                                                                      < 0.005

                                                                                                      < 0.005
                                                                                                      < 0.005
-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                                    < 0.005


                                                                                                       2.257
                                                                                                       .5114

                                                                                                       1.969
                                                                                                       2.135
                                                                                                       .9907


                                                                                                       5.094
                                                                                                       .2662

                                                                                                       3.646
                                                                                                       4.558
                                                                                                       .9815



-------------------------------------------------------------------------------------------------------------
SPECIFIC GRAVITY               101 direct measurements of SG by solution pycnometer. Regression equation fit to SG vs Cu data:
                                                            SG=.0415*Cu+2.8056
                               Is applied to assay data and interpolated blocks
-------------------------------------------------------------------------------------------------------------
BLOCK MODEL
                               ------------------------------------------------------------------------------
Origin (lower left X,Y,Z)      2260, -650, 11940
                               ------------------------------------------------------------------------------
Block Size (ft) (X,Y,Z)        10, 10, 5
                               ------------------------------------------------------------------------------
# Rows/Cols/Levels             40, 82, 113
-------------------------------------------------------------------------------------------------------------
INTERPOLATION
                               ------------------------------------------------------------------------------
Method                         Inverse Distance Power 4
                               ------------------------------------------------------------------------------
Search Type                    Ellipsoidal
                               ------------------------------------------------------------------------------
Search Orientation             X=-50, Y=0, Z=0
                               ------------------------------------------------------------------------------
Search Distance                X=50, Y=50, Z=5
                               ------------------------------------------------------------------------------
Minimum # samples              5
                               ------------------------------------------------------------------------------
Maximum # samples              20
                               ------------------------------------------------------------------------------
Octant Search (Y/N)            Not used
                               ------------------------------------------------------------------------------
Secondary Search(s)            2nd = primary search*2, 3rd = primary search*3
-------------------------------------------------------------------------------------------------------------
MODEL RESULTS (1)
Tonnage (total model)          736,943 tons
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                        1.15
                                                                                                         .22

                                                                                                        1.82
                                                                                                        1.82
                                                                                                         .63


-------------------------------------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
MODEL RESULTS (2)
Tonnage (total model)          519,876
Grade (total model)                                                 Cu
                                                                    Ni
                                                                    Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                        1.44
                                                                                                         .27

                                                                                                        2.27
                                                                                                        2.26
                                                                                                         .77



-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Wireframe Volume (cu ft)       11,974,070 (total wireframe)
Blk Model Volume (cu ft)       11,977,656 (proto model)
% Volume Difference            .03
-------------------------------------------------------------------------------------------------------------
MODEL VALIDATION
Comparison with NN Estimate

                                                                                                         TONS
                    ID Model:                                       Cu
                    NN Model:                                       Ni
                % difference:                                       Co
                                                                    Pt
                                                                    Pd
                                                                    Au
                                                                    As

                                                                                                     736,942
                                                                                                        1.15
                                                                                                         .22

                                                                                                        1.82
                                                                                                        1.82
                                                                                                         .63


                                                                                                     735,215
                                                                                                        1.19
                                                                                                         .22

                                                                                                        1.86
                                                                                                        1.87
                                                                                                         .65


                                                                                                         .23
                                                                                                         3.4
                                                                                                           0
-------------------------------------------------------------------------------------------------------------

ROSCOE POSTLE ASSOCIATES INC.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                                         2.2
                                                                                                         2.2
                                                                                                         3.1



-------------------------------------------------------------------------------------------------------------
CLASSIFICATION:                Indicated Resource
-------------------------------------------------------------------------------------------------------------
NOTES:                         The 950 Zone is a footwall vein deposit hosted dominantly by Sudbury
                               Breccia. Mineralization consists of veins, veinlets, and disseminations of
                               Ni-Cu sulphide and PGM. Part of the 950 zone has been previously mined by
                               Inco. The 950 zone was modeled (wireframed) to include drill holes in the mined out portion. Subsequent to block modeling and interpolation, the model was constrained to only those blocks in the unmined volume from section
                               2425E and east. Those numbers tabulated above and discussed here are for the block model from section 2425E and eastward. The MODEL RESULTS (1) results are for the total model. Based on assumed mining costs and the off-take agreement, the block model was filtered to include only those blocks with a value > CDN$87 and was evaluated for block distribution and continuity. This block model is tabulated as MODEL RESULTS (2). It is recommended that this lower tonnage model be quoted as the resource figure.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

         B.  CONSENT TO SERVICE OF PROCESS

         The Registrant is currently filing with the Commission a Form F-X in connection with the registration of the Common Shares.

                                    EXHIBITS

         The following exhibits are filed as part of this report:

         EXHIBIT
         NUMBER                     TITLE

         23.1       Consent of Smith, Nixon and Co. LLP

         23.2       Consent of Roscoe Postle Associates Inc.

         23.3       Consent of John E. Goodwin

         99.1       Audited Financial Statements for the year ended
                    December 31, 2002 and the six months ended December 31, 2001 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with
                    Item 18 of Form 20-F.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       FNX MINING COMPANY INC.



June 3, 2003.                          By: /s/ A. Terrance MacGibbon
                                           ____________________________________
                                           Name:  A. Terrance MacGibbon
                                           Title: President and Chief Executive
                                                  Officer

                                  EXHIBIT INDEX


                                                                     SEQUENTIAL
NUMBER     DOCUMENT                                                 PAGE NUMBER
------     --------                                                 -----------

 23.1      Consent of Smith, Nixon and Co. LLP......................

 23.2      Consent of Roscoe Postle Associates Inc..................

 23.3      Consent of John E. Goodwin...............................

 99.1      Audited Financial Statements for the year ended
           December 31, 2002 and the six months ended December 31, 2001 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with
           Item 18 of Form 20-F.....................................